Form 20-F
Ads-Tec Energy Public Ltd Co
filed 2021-12-29
CIK 1879248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 22, 2021

Commission File Number: 001-41188

ads-tec Energy Public Limited Company

(Exact name of Registrant as specified in its charter)

Not applicable	Ireland
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland
(Address of Principal Executive Offices)

Thomas Speidel, Chief Executive Officer

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel: +353 1 920 1000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.0001 nominal value per share	ADSE	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	ADSEW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 48,807,898 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of the proxy statement and prospectus (the “Proxy Statement/Prospectus”) forming part of the registration statement on Form F-4 of Parent (File No. 333-260312) declared effective by the United States Securities and Exchange Commission (the “SEC”) on December 7, 2021 (the “Form F-4”), which are incorporated by reference into this Report. The risks and uncertainties include, but are not limited to:

●	our ability to maintain the listing of the ordinary shares of Parent, with a nominal value of $0.0001 per share (“Ordinary Shares”), and the warrants to purchase Ordinary Shares (“Warrants”) on a national securities exchange;

●	changes adversely affecting the businesses in which we are engaged;

●	management of growth;

●	general economic conditions, including changes in the credit, debit, securities, financial or capital markets;

●	the impact of COVID-19 or other adverse public health developments on ADSE’s business and operations;

●	our ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities;

●	the result of future financing efforts;

●	product liability lawsuits, civil or damages claims or regulatory proceedings relating to our technology, intellectual property or products; and

●	any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

On August 10, 2021, ads-tec Energy plc, a public limited company incorporated in Ireland (“Parent”, the “Company”, “we”, “us”, “our” or similar terms), entered into a business combination agreement (the “Business Combination Agreement”) with European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands (“EUSG”), ads-tec Energy GmbH, based in Nürtingen, Germany, and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADSE”), EUSG II Corporation, an exempted company incorporated in the Cayman Islands (“Merger Sub”), and the shareholders of ADSE (“ADSE Shareholders”), pursuant to which (i) EUSG would merge with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity of the Merger and continuing as a wholly-owned subsidiary of Parent, followed immediately by (ii) the transfer by Bosch Thermotechnik GmbH (“Bosch”) to Parent, and Parent’s acquisition from Bosch, of certain shares of ADSE in exchange for the Cash Consideration (as defined in the Business Combination Agreement) (the “Bosch Acquisition”), and (iii) concurrently with the Bosch Acquisition, ads-tec Holding GmbH, based in Nürtingen, Germany, and entered in the commercial register of the Stuttgart Local Court under HRB 224527 (“ADSH”), and Bosch would transfer as contribution to Parent, and Parent would assume from ADSH and Bosch, certain shares of ADSE in exchange for Ordinary Shares (the “Share-for-Share Exchange” and, together with the Merger, the Bosch Acquisition and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

On December 22, 2021, the parties to the Business Combination Agreement consummated the Transactions, resulting in EUSG ceasing to exist and ADSE becoming a wholly-owned subsidiary of Parent and the securityholders of ADSE and EUSG becoming securityholders of Parent. On the business day immediately prior to the closing of the Merger, EUSG consummated the closing of a series of subscription agreements with accredited investors for the sale in a private placement of 15,600,000 Class A ordinary shares of EUSG (“EUSG Class A Ordinary Shares”) for an aggregate investment of approximately $156 million, which shares were automatically cancelled in exchange for 15,600,000 Ordinary Shares upon the closing of the Transactions (the “PIPE Financing”). This Report is being filed by Parent in connection with the Transactions.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers set forth in the Proxy Statement/Prospectus in the section entitled “Proposal No. 3 – The Director Proposal” were elected in connection with the consummation of the Transactions, and that information is incorporated herein by reference. The business address for each of Parent’s directors and executive officers is 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

B. Advisors

Arthur Cox, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland, serves as Irish counsel to Parent.

Reed Smith LLP, 2850 N. Harwood St., Suite 1500, Dallas, TX 75201, serves as U.S. corporate counsel to Parent.

C. Auditors

BDO AG Wirtschaftsprüfungsgesellschaft, Hanauer Landstr. 115, 60314, Frankfurt am Main, Germany serves as Parent’s independent auditing firm.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth Parent’s total capitalization, on an unaudited, combined basis, as of June 30, 2021 after giving effect to the Transactions and repayment of shareholder loans.

As of June 30, 2021	(€) in thousands
Cash and cash equivalents	€105,472
Equity:
Subscribed capital	€4
Capital reserves	214,374
Retained earnings	(116,371)
Total equity	98,007
Debt:
Loans and borrowings	4,730
Total debt	4,730
Total capitalization	€102,737

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with Parent’s business are described in the Proxy Statement/Prospectus in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Parent was incorporated in Ireland on July 26, 2021 as a public limited company under the name ADS-TEC Energy Public Limited Company. Parent serves as a holding company for ADSE and its subsidiaries. Parent’s principal executive office is located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. Parent’s telephone number is +353 1 920 1000.

See “Explanatory Note” in this Report for additional information regarding Parent and the Business Combination Agreement. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “Proposal No. 1—The Business Combination Proposal”, which is incorporated herein by reference.

Parent is subject to certain of the informational filing requirements of the Exchange Act. Since Parent is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Parent are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, Parent is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Parent is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Parent files with or furnishes electronically to the SEC. Such information can also be found on Parent’s website (https://www.ads-tec-energy.com/en/). The information on or accessible through our website is not part of this Report.

B. Business Overview

Parent serves as a holding company for ADSE and its subsidiaries after consummation of the Transactions, and references herein to the business or assets of Parent refer to the business or assets, as applicable, of ADSE and its subsidiaries. A description of the business of Parent is included in the Proxy Statement/Prospectus in the sections entitled “Business of ADSE” and “ADSE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Transactions, ADSE became a wholly-owned subsidiary of Parent. Immediately following consummation of the Transactions, Merger Sub began the process of liquidating and dissolving. Parent’s organizational chart is below:

D. Property, Plants and Equipment

Information regarding the material tangible fixed assets of Parent is included in the Proxy Statement/Prospectus in the sections titled “Business of ADSE—Manufacturing” and “Business of ADSE—Facilities” and are incorporated herein by reference. Information regarding environmental issues that may affect Parent’s utilization of such assets is included in the Proxy Statement/Prospectus in the section titled “Business of ADSE—Environmental Issues” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Transactions, all of Parent’s business will be conducted through ADSE and its subsidiaries. The discussion and analysis of the financial condition of ADSE is included in the Proxy Statement/Prospectus in the section entitled “ADSE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table lists the names, ages and positions of those individuals serving as Parent’s directors and executive officers.

Name	Age	Position
Joseph Brancato(1)(3)	63	Director
Bazmi Husain(2)(3)	63	Director
Hakan Konyar	52	Chief Production Officer
Kurt Lauk, PhD(1)(2)(3)	75	Director (Chairman)
Salina Love(1)(2)	59	Director
John Neville	62	Chief Sales Officer
Thorsten Ochs	49	Chief Technology Officer
Thomas Gerhart Speidel	54	Chief Executive Officer and Director

(1)	Member of the Audit Committee
(2)	Member of the Nominating Committee
(3)	Member of the Compensation Committee

Joseph Brancato serves as a director of Parent. Mr. Brancato serves as co-chairman of the board of directors for Gensler, a global design and architecture firm. In addition, he is managing principal for Gensler’s Northeast and Latin regions, so he works with offices in New York, Boston, Morristown, NJ, Toronto, San Jose, CA, Mexico City, and Bogotá. He provides thought leadership and regularly speaks on topics such as the impact of driverless cars and ride-sharing on urban planning and development, shaping the future of cities, the urbanization of suburbia, and design of post-pandemic office buildings. Engaged in professional outreach, he is an active member of the American Institute of Architects, Urban Land Institute, Urban Design Forum, and CoreNet Global and serves on the board of the New York Chapter of the Commercial Real Estate Development Association (NAIOP). Mr. Brancato is a registered architect in 23 U.S. states and three Canadian provinces. He holds Bachelor’s degrees in architecture and urban studies from the University of Maryland. We believe Mr. Brancato is well-qualified to serve as a director due to his expertise in architecture, urban planning, and market leadership.

Bazmi Husain serves as a director of Parent. Mr. Husain retired recently, after a 40 year career with ABB, a global engineering company focused on the transformation of society and industry to achieve a more productive, sustainable future. From 2016-2020, Mr. Husain served as the Chief Technology Officer for ABB, where he was responsible for the company’s technology strategy and ownership and for ABB Technology Ventures, ATV. During his tenure, ABB was recognized as a top corporate venture capital firm. Concurrently, Mr. Husain was also the Chairman of ABB Technology, an ABB entity that develops and own all its technology. From 2011-2015, he served as the Managing Director of ABB India Ltd, a subsidiary of ABB that is based in Bangalore, India, and listed on the National Stock Exchange of India. Under Mr. Husain’s direction, profit grew by 350% with a 25% growth in revenue. From 2006-2010, he served in various roles at ABB, including the Head of ABB Smart Grid Initiative and Head of Research in Automation. Mr. Husain also served as Chairman of the Board for PROGRESS, a center for software engineering at Malarden University in Sweden, from 2006-2009. From 2016-2020, Mr. Husain was the Director of the Jurgen Dormann Foundation, a non-profit organization that focuses on engineering education. Mr. Husain has a B.E. in Electrical Engineering and a M.S. in Physics from the Birla Institute of Technology and Science located in Pilani, India. We believe Mr. Husain is well-qualified to serve as a director due to his extensive engineering background and his experience as an executive a global company, including as chief executive officer of its listed subsidiary.

Hakan Konyar serves as the chief production officer of the corporate group comprised of the Parent and its direct and indirect subsidiaries (the “Parent Group”). Mr. Konyar has served as the chief operating officer of ADSE since September 2019. He is responsible for the entire supply chain, including project management, quality, and service. During his time as chief operating officer, Mr. Konyar played a significant role in bringing ADSE’s ChargeBox product to market. Prior to his current position, Mr. Konyar served as a technical plant manager from March 2017 to August 2019 and as vice president for production planning and execution of starters and generators from October 2015 to February 2017. He holds a Dipl. Ing (FH) in mechanical and automotive engineering from the University of Applied Sciences Esslingen.

Kurt J. Lauk, PhD serves as the chairman of the board of directors of Parent. Dr. Lauk is the founder of Globe CP GmbH and has served as its chief executive officer since July 2000. He sits on the boards of directors of Magna International Inc. and Fortemedia and has done so since 2011 and 2001, respectively. Dr. Lauk also served as a member of the Solera Holdings Supervisory Board from 2013 to 2019. He currently sits on several advisory boards, including those of Nomura Investment Bank (as Chairman since 2018), Guardknox Cyber Technologies Ltd (since 2018), and Visby (since 2017). Dr. Lauk holds a PhD in International Politics from the University of Kiel, a Master’s of business administration from Stanford University, and a degree in theology and European history from the University of Tuebingen and the University of Munich. We believe Dr. Lauk is well-qualified to serve as a director due to extensive experience as a board member and strong understanding of technology/innovation.

Salina Love serves as a director of Parent. Since 2013, Ms. Love has served as the chief financial officer and chief operating officer for Ophir Holdings LLC, a private investment company that invests in various industries including natural resources, agriculture, bio-IT, medical devices and life sciences. During her tenure, she has served as a board member for some of Ophir’s portfolio companies and often works closely with their audit committees. In addition, Ms. Love has three decades of experience in investment banking and asset management, including with hedge funds, private equities, venture capital funds and special purpose acquisition company sponsors. From 1997 to 2002, Ms. Love was a senior managing director and chief operating officer of the equity and investment banking division of ABN AMRO in the Americas and held various global management positions at Bear Stearns, Kidder Peabody and Salomon Brothers in New York, London, Tokyo and Hong Kong from 1987 to 1997. She is a fellowship member of the Chartered Association of Certified Accountants (U.K.) and the Hong Kong Institute of Certified Accountants. Ms. Love graduated from the Hong Kong Polytechnic University with a B.S. in Finance and Accounting. We believe Ms. Love is well qualified to serve as a director due to her extensive asset management background and her experience in global management positions.

John Neville serves as the chief sales officer of the Parent Group and as the president and chief sales officer of ads-tec Energy, Inc., a wholly-owned subsidiary of ADSE (“ADSE US”), and is responsible for all Global Sales and Service functions for the Parent Group. He joined ADSE US in October 2021. Mr. Neville has a wealth of experience, including corporate strategy and executive sales roles, through which he has led the deployment of emerging market infrastructure. He has worked extensively with some of the world’s largest service providers, leading cable operators and innovative technology companies. Prior to joining ADSE US, Mr. Neville served in senior management roles at Adtran, Ericsson, Verizon, Nortel, Terremark Worldwide, Honeywell-Bull/Cox Cable and Digital Equipment Corporation. He also served on the commercial advisory boards of Fortress Solutions and ICOMM. Mr. Neville holds a B.A. in Business Administration from Southern Methodist University. He was also a member of the Columbia University advanced telecommunications executive program in New York and the University of Virginia executive program in business management, marketing, and related support services.

Thorsten Ochs, PhD serves as chief technology officer of the Parent Group. Dr. Ochs has served as the chief technology officer of ADSE since October 2019. He is responsible for ADSE’s development of stationary battery storage systems and battery-supported fast charging systems. Prior to joining ADSE, he held several positions at Robert Bosch GmbH, including vice president of the “high energy battery technology” strategic program from January 2014 to October 2018 and vice president of the battery business unit from July 2019 to September 2019. In addition, Dr. Ochs served as chief executive officer and president of Seeo Inc. from January 2017 to June 2019. He has won multiple awards, including a spot on the Handelsblatt’s list of top 100 innovators in Germany in 2017, and he serves as a working group member regarding the reassignment of vehicle batteries for stationary use for DKE, Germany’s nationally and internationally recognized platform for electrotechnical standards. He holds a PhD from the Max-Planck Institute for Metal Research and a Master’s in Physics from the Justus Liebig University Giessen.

Thomas Gerhart Speidel serves as the chief executive officer and a director of Parent. Mr. Speidel founded ADSE in 2017 and serves as its chief executive officer. Prior to that, he served as chief executive officer and managing director of ads-tec, which was founded by his father, Hans-Herman Speidel, and ads-tec Group. He is also a member of several boards and committees, including the Fraunhofer ISE Board of Trustees (since 2018) and the Expo Energy Storage Europe exhibition advisory committee (since 2019). Mr. Speidel has served as the president of the German Energy Storage Systems Association since 2016. He holds a degree in electrical engineering from the University of Stuttgart. We believe Mr. Speidel is well-qualified to serve as a director due to his broad and deep technical know-how and knowledge of ADSE’s products.

Parent’s board of directors is focused on adding two new directors before the end of 2022, with relevant industry and public company experience and expertise, and the Board intends to increase its size concurrent with the appointment of such directors.

Family Relationships

There are no family relationships between any of Parent’s executive officers and directors or director nominees.

Independence of Directors

The board of directors of Parent has determined that Joseph Brancato, Bazmi Husain, Kurt Lauk, PhD, (Chairman), and Salina Love will be considered independent directors.

B. Compensation

Certain information regarding the compensation of the directors and executive officers of Parent after the closing of the Business Combination is set forth below and additional information, including a summary of Parent’s 2021 Omnibus Incentive Plan, which was approved by the shareholders of the Parent on December 22, 2021, is included in the Proxy Statement/Prospectus under the sections titled “Proposal No. 6 – The Incentive Plan Proposal” and “Executive Compensation – Parent Executive Officer and Director Compensation Following the Transactions” and are incorporated herein by reference.

Upon the consummation of the Business Combination, Parent entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Proposal No. 3 – The Director Proposal – Indemnification Agreements” and is incorporated herein by reference.

2021 Omnibus Incentive Plan

In connection with the Business Combination, the Board adopted the 2021 Omnibus Incentive Plan (the “2021 Plan”), which was subsequently approved by our shareholders, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including our executive officers), independent contractors and directors, which is essential to our long term success.

Other Arrangements with Management and Directors in Connection with the Closing of the Business Combination

Neville Employment Agreement

In December 2021, ADSE US entered into an employment agreement with John Neville, retroactively effective as of October 1, 2021, for his service as President and Chief Sales Officer of ADSE US and Chief Sales Officer of the corporate group comprised of the Parent and its direct and indirect subsidiaries (the “Parent Group”). The agreement outlines the terms of the employee relationship, and provides for, among other things, a base salary of $300,000, a sales incentive plan, and stock awards under the 2021 Plan. The employment agreement provides that Mr. Neville’s employment with the Parent Group will continue for a period of four years and automatically renew on an annual basis for successive one-year terms, unless earlier terminated by either party in accordance with the terms of the agreement. The agreement also contains a non-competition provision, which applies during the term of the employment and for one year following termination, and a restrictive covenant with respect to non-disclosure of confidential information, which remains in effect during the term of employment and at all times thereafter.

Amended Employment Agreements

ADSE currently has employment agreements in place with (i) Dr. Thorsten Ochs, effective September 18, 2019, for his service as Chief Technology Officer of ADSE, and (ii) Mr. Hakan Konyar, effective September 18, 2019, for his service as Chief Operation Officer of ADSE. Both agreements were amended on December 21, 2021 to reflect Mr. Ochs’s new role as Chief Technology Officer of the Parent Group and Mr. Konyar’s new role as Chief Production Officer of the Parent Group, respectively, and are in substantially the same form. Under the respective agreements, each executive officer is compensated with an annual base salary and is eligible for an annual discretionary cash bonus and stock awards under the 2021 Plan. Dr. Ochs will earn a base salary of €250,000, and Mr. Konyar will earn a base salary of €200,000. In addition, both executive officers will be covered by a D&O insurance policy to be taken out by the Parent Group. All other material provisions from the 2019 employment contracts remain in force.

C. Board Practices

Information pertaining to Parent’s board practices is set forth in the Proxy Statement/Prospectus in the section titled “Proposal No. 3 – The Director Proposal,” which proposal was adopted in connection with the consummation of the Transactions, and is incorporated herein by reference.

Parent’s board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office for the first class of directors, consisting of Joseph Brancato, will expire at Parent’s annual meeting of shareholders in 2022. The term of office for the second class of directors, consisting of Bazmi Husain and Salina Love, will expire at Parent’s annual meeting of shareholders in 2023. The term of office for the third class of directors, consisting of Kurt Lauk, PhD (Chairman), and Thomas Speidel, will expire at Parent’s annual meeting of shareholders in 2024.

D. Employees

Information pertaining to ADSE’s employees is set forth in the Proxy Statement/Prospectus in the section entitled “Business of ADSE – Employees and Human Capital Management,” which is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of Parent’s shares by Parent’s executive officers and directors is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 48,807,898 Ordinary Shares outstanding as of December 29, 2021, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of the combined voting power of our outstanding Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Ordinary Shares	% of Outstanding Ordinary Shares
Officers and Directors
Joseph Brancato	—	—
Bazmi Husain	—	—
Hakan Konyar	—	—
Kurt Lauk(2)	10,000	* %
Salina Love(3)	100	* %
John Neville	—	—
Thorsten Ochs	—	—
Thomas Speidel(4)	17,620,882	36.1%
All (8 individuals)	17,630,982	36.1%

Greater than 5% Shareholders
ADSH(5)	17,620,882	36.1%
Robert Bosch GmbH(6)	10,462,451	21.4%
Bosch(7)	8,062,451	16.5%
Pieter Taselaar(8)	8,429,750	15.9%
Karan Trehan(9)	8,079,750	15.3%
Marc Rothfeldt (10)	7,879,750	14.9%
LRT Capital1 LLC	7,679,750	14.5%

*	Less than 1 percent

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o ADS-TEC ENERGY PLC, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

(2)	Consists of 10,000 Ordinary Shares purchased in open market transactions.

(3)	Consists of 100 Ordinary Shares purchased in open market transactions.

(4)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange and (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of Parent, has a majority of the voting power in the capital stock of ADSH, a private German corporation. As such, Mr. Speidel may be deemed to have beneficial ownership of the securities held directly by ADSH. Mr. Speidel disclaims beneficial ownership of any securities held by ADSH other than to the extent of his pecuniary interests therein, directly or indirectly.

(5)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange and (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. The business address of ADSH is Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE, has a majority of the voting power in the capital stock of ADSH, a private German corporation.

(6)	Consists of (i) 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange and (ii) 2,400,000 EUSG Class A Ordinary Shares issued to Robert Bosch GmbH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Volkmar Denner). Robert Bosch Industrietreuhand KG has two general partners: Franz Fehrenbach and Wolfgang Malchow who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

(7)	Consists of 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Volkmar Denner). Robert Bosch Industrietreuhand KG has two general partners: Franz Fehrenbach and Wolfgang Malchow who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

(8)

Consists of (i) 3,523,750 Ordinary Shares held by LRT Capital1 LLC (the “EUSG Sponsor”), (ii) 600,000 EUSG Class A Ordinary Shares issued to The Lucerne Capital Special Opportunity Fund (“LCSOF”) in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions, (iii) 150,000 EUSG Class A Ordinary Shares issued to The Lucerne Nordic Fund (“LNF”) in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions and (iv) warrants exercisable for 4,156,000 EUSG Class A Ordinary Shares issued to EUSG Sponsor and assumed by Parent and automatically adjusted to become exercisable for Ordinary Shares upon closing of the Transactions, which warrants are exercisable within sixty days of the date hereof. LRT Capital LLC (“LRT”), is the managing member of the EUSG Sponsor and Messrs. Pieter Taselaar, Marc Rothfeldt, and Karan Trehan are the managers of LRT. Accordingly, Messrs. Taselaar, Rothfeldt, and Trehan share voting and investment discretion with respect to the securities held by EUSG Sponsor and as such may be deemed to have shared beneficial ownership of the securities held directly by EUSG Sponsor. Messrs. Taselaar, Rothfeldt, and Trehan each disclaims beneficial ownership of any securities held by EUSG Sponsor other than to the extent of their respective pecuniary interests therein, directly or indirectly. Mr. Taselaar is also a manager of LCSOF and LNF and accordingly shares voting and investment discretion with respect to securities held by LCSOF and LNF. Mr. Taselaar disclaims beneficial ownership of any securities held by LCSOF and LNF other than to the extent of his pecuniary interests therein, directly or indirectly.

(9)

Consists of (i) 3,523,750 Ordinary Shares held by EUSG Sponsor, (ii) 400,000 Ordinary Shares issued to Mr. Trehan and (iii) warrants exercisable for 4,156,000 EUSG Class A Ordinary Shares issued to EUSG Sponsor and assumed by Parent and automatically adjusted to become exercisable for Ordinary Shares upon closing of the Transactions, which warrants are exercisable within sixty days of the date hereof.  LRT is the managing member of EUSG Sponsor and Mr. Trehan is a manager of LRT.

(10)

Consists of (i) 3,523,750 Ordinary Shares held by EUSG Sponsor, (ii) 200,000 EUSG Class A Ordinary Shares issued to Vivara Holdings LLC (“Vivara”) in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions and (iii) warrants exercisable for 4,156,000 EUSG Class A Ordinary Shares issued to EUSG Sponsor and assumed by Parent and automatically adjusted to become exercisable for Ordinary Shares upon closing of the Transactions, which warrants are exercisable within sixty days of the date hereof. LRT is the managing member of EUSG Sponsor and Mr. Rothfeldt is a manager of LRT. Mr. Rothfeldt is the manager of Vivara. As such, the reporting person has voting and investment discretion with respect to the Ordinary Shares held of record by Vivara and may be deemed to have shared beneficial ownership of the Securities held directly by Vivara.

B. Related Party Transactions

Related party transactions of EUSG and ADSE are described in the Proxy Statement/Prospectus in the section entitled “Certain Relationships and Related Person Transactions” and in this Report in the section entitled “Item 10. Additional Information – C. Material Contracts – Employee Sharing and Corporate Services Agreements” and are incorporated by reference herein.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares and warrants, each warrant to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to adjustment (“Warrants”), are listed on the Nasdaq Capital Market under the symbols ADSE and ADSEW, respectively. The Ordinary Shares and Warrants are described in the Proxy Statement/Prospectus in the section entitled “Description of Parent Securities.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols ADSE and ADSEW, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of December 29, 2021, subsequent to the closing of the Transactions, there were 48,807,898 Ordinary Shares outstanding. There were also 11,662,487 Warrants outstanding.

Certain of our Ordinary Shares are subject to transfer restrictions which are described in the Proxy Statement/Prospectus in the section entitled “Proposal No. 1 – The Business Combination Proposal – Related Agreements or Arrangements – Lock-Up Agreements” which is incorporated by reference herein.

The description of our share capital is described in the Proxy Statement/Prospectus in the section entitled “Description of Parent Securities,” which is incorporated by reference herein.

B. Memorandum and Articles of Association

The Memorandum and Articles of Association described in the Proxy Statement/Prospectus in the section entitled “Proposal No. 4 – The Charter Proposals” and “Comparison of Corporate Governance and Shareholder Rights” has been adopted in connection with the consummation of the Transactions, and such sections are incorporated herein by reference. Such description is qualified in its entirety by the text of the Memorandum and Articles of Association, which is included as Exhibit 1.1 hereto and is incorporated by reference herein.

C. Material Contracts

Registration Rights Agreement

On December 22, 2021, concurrently with consummation of the Transactions and as contemplated by the Business Combination Agreement, Parent entered into a registration rights agreement (the “Registration Rights Agreement”) with certain initial shareholders of EUSG, the ADSE Shareholders and EarlyBirdCapital, Inc. and ABN AMRO Securities (USA) LLC, as underwriters in EUSG’s IPO (the “Underwriters”), pursuant to which Parent is obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act of 1933, as amended (“Securities Act”), all or any portion of the Ordinary Shares held by the holders as of the date of the Registration Rights Agreement, and that they may acquire thereafter, including upon the conversion, exchange or redemption of any other security therefor (the “Registrable Securities”). The material terms of the Registration Rights Agreement are described in the Proxy Statement/Prospectus in the section titled “Proposal No. 1 – The Business Combination Proposal – Related Agreements or Arrangements – Registration Rights Agreement.” Such description is qualified in its entirety by the text of the Registration Rights Agreement, which is included as Exhibit 4.6 hereto and is incorporated herein by reference.

Amended and Restated Warrant Agreement

On December 22, 2021, concurrently with consummation of the Transactions and as contemplated by the Business Combination Agreement, Parent, EUSG, and Continental Stock Transfer and Trust Company, as warrant agent (“Continental”), entered into an amended and restated warrant agreement (the “Amended and Restated Warrant Agreement”), pursuant to which (i) Parent assumed all of the liabilities, duties, and obligations of EUSG under and in respect of the existing warrant agreement; (ii) all references to EUSG warrants were revised to become references to Parent Warrants; and (iii) the outstanding warrants were adjusted pursuant to the terms of the existing warrant agreement, such that the warrants became exercisable for Ordinary Shares, in lieu of Class A ordinary shares of EUSG previously issuable and receivable upon the exercise of rights under the existing warrant agreement. The material terms of the Amended and Restated Warrant Agreement are described in the Proxy Statement/Prospectus in the section titled “Proposal No. 1 – The Business Combination Proposal – Related Agreements or Arrangements – Amended and Restated Warrant Agreement.” Such description is qualified in its entirety by the text of the Amended and Restated Warrant Agreement, which is included as Exhibit 4.1 hereto and is incorporated herein by reference.

Employee Sharing and Cost Sharing Agreement

In December 2021, we entered into an employee sharing and cost sharing agreement with ADSE US, pursuant to which we and ADSE US agree to share certain costs and expenses associated with certain employees, certain facilities and property, and certain third-party arrangements. Under the agreement, each party agrees to reimburse the other party for its arm’s length share of any such costs and expenses. The agreement has an initial term expiring on December 23, 2024 and renews automatically for additional one-year periods. Either party may terminate the agreement by written notice at least 30 days prior to December 23, 2024 or the expiration of the then-renewal term.

Agreement on Cost Allocation for the Provision of Shared Services

In December 2021, we entered into the Agreement on Cost Allocation for the Provision of Shared Services with ADSE and ADSE US. Under the allocation agreement, we, ADSE and ADSE US agree to allocate costs for certain services provided by our related parties ADSH and ads-tec Administration GmbH, including finance and accounting, legal and tax consulting, compliance and risk, investor relations, human resources, and information technology. All allocable cost will be subject to a 5% profit mark-up to ensure that the services are provided at arms’ length. The agreement has an initial term expiring on December 31, 2024 and automatically extends for additional one-year periods. Any party may terminate the agreement by written notice at least three months prior to December 31, 2024 or the expiration of the then-renewal term.

Other Material Contracts

The description of our other material contracts is contained in the Proxy Statement/Prospectus in the sections entitled “Business of ADSE — Distribution, Marketing and Strategic Relationships” and “Certain Relationships and Related Person Transactions — ADSE’s Related Person Transactions,” which are incorporated herein by reference.

D. Exchange Controls

Under the laws of Ireland, there are currently no Irish restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends (other than dividend withholding tax where an exemption does not apply) to nonresident holders of our ordinary shares.

E. Taxation

The material anticipated United States federal income tax and Irish tax consequences of owning and disposing of our securities following the Transactions are described in the Proxy Statement/Prospectus in the sections entitled “Certain Material U.S. Federal Income Tax Considerations” and “Certain Material Irish Tax Consequences to Non-Irish Holders,” which are incorporated herein by reference.

F. Dividends and Paying Agents

Parent has no current plans to pay dividends and does not currently have a paying agent.

G. Statement by Experts

The financial statements of ADSE as of December 31, 2020, December 31, 2019, and January 1, 2019, and for the years ended December 31, 2020 and 2019 included in the Proxy Statement/Prospectus and incorporated herein by reference have been so incorporated in reliance on the report of BDO AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding ADSE’s ability to continue as a going concern.

The financial statements of European Sustainable Growth Acquisition Corp. as of November 16, 2020, and for the period from November 10, 2020, (inception) through November 16, 2020, appearing in the Proxy Statement/Prospectus and incorporated herein by reference have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of European Sustainable Growth Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “ADSE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Information regarding Parent’s warrants is included in the Proxy Statement/Prospectus under the section titled “Description of Parent Securities—Warrants” and is incorporated herein by reference.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required.

ITEM 15. CONTROLS AND PROCEDURES

Not required.

ITEM 16. [RESERVED]

Not required.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required.

ITEM 16B. CODE OF ETHICS

Not required.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not required.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not required.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not required.

ITEM 16I. DISCLOSURE Regarding Foreign Jurisdictions that Prevent Inspections

Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of European Sustainable Growth Acquisition Corp. are incorporated by reference to pages F-2 to F-57 of the Proxy Statement/Prospectus, filed with the SEC on December 7, 2021.

The financial statements of ads-tec Energy GmbH are incorporated by reference to pages F-58 to F-117 of the Proxy Statement/Prospectus, filed with the SEC on December 7, 2021.

The unaudited pro forma combined financial information of ads-tec Energy GmbH and European Sustainable Growth Acquisition Corp. are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1*	Memorandum and Articles of Association of ADS-TEC ENERGY PLC.
2.1	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.2	Specimen Ordinary Share Certificate of ADS-TEC ENERGY PLC (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.3	Specimen Warrant Certificate of ADS-TEC ENERGY PLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-260312).
4.1*	Amended and Restated Warrant Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, and Continental Stock Transfer & Trust Company.
4.2*	Cash Consideration Transfer Agreement, dated December 22, 2021, by and between Bosch Thermotechnik GmbH and ADS-TEC ENERGY PLC.
4.3*	Share Consideration and Loan Transfer Agreement, dated December 22, 2021, by and among Bosch Thermotechnik GmbH, Robert Bosch Gesellschaft mit beschränkter Haftung, ads-tec Holding GmbH and ADS-TEC ENERGY PLC.
4.4	Sponsor Support Agreement, dated August 10, 2021, by and among European Sustainable Growth Acquisition Corp., ads-tec Energy GmbH, LRT Capital1 LLC and LHT Invest AB (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-260312).
4.5	Form of Indemnification Agreement with ADS-TEC ENERGY PLC’s directors and executive officers (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-260312).
4.6*	Registration Rights Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, the EUSG initial shareholders, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, and the ADSE Shareholders.
4.7*	Lock-Up Agreement, dated December 22, 2021, among ADS-TEC ENERGY PLC, LRT Capital1 LLC, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, LHT Invest AB, Ads-Tec Holding GmbH, Bosch Thermotechnik GmbH, and Jonathan Copplestone.
4.8	Form of Subscription Agreement by and between European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC and the subscribers named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-260312).
4.9*	Agreement on Cost Allocation for the Provision of Shared Services, dated December 13, 2021, by and among ads-tec Energy GmbH, ads-tec Energy Inc., and ADS-TEC ENERGY PLC.
4.10*	Employee Sharing and Cost Sharing Agreement, dated December 23, 2021, by and between ads-tec Energy, Inc. and ADS-TEC ENERGY PLC.
4.11*+	ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan.
4.12+	Form of Non-Qualified Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-260312).
4.13+	Form of Incentive Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-260312).
4.14+	Form of Restricted Stock Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-260312).
4.15+	Form of Restricted Stock Unit Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-260312).
4.16+	Form of Stock Appreciation Rights Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-260312).
4.17+	Form of Non-Executive Director Appointment Letter of ADS-TEC ENERGY PLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-260312).
4.18*	Special Eligibility Agreement for Securities, dated December 22, 2021, by and among ADS-TEC ENERGY PLC, The Depository Trust Company, Cede & Co., National Securities Clearing Corporation, and Continental Stock Transfer & Trust Company.
4.19	Operating Equipment Framework Credit Contract, dated May 2, 2021, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH, and Guarantee Credit Framework Contract, dated September 7, 2020, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-260312).
4.20+	Employment Agreement, dated November 16, 2021, by and between ADS-TEC ENERGY PLC and Thomas Speidel (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-260312).
4.21*+	Employment Agreement, effective October 1, 2021, by and between ads-tec Energy, Inc. and John Neville.
4.22*+	Amendment Agreement to the Employment Contract of 18 September 2019, dated December 12, 2021, by and between ads-tec Energy GmbH and Hakan Konyar.
4.23*+	Amendment Agreement to the Employment Contract of 18 September 2021, dated December 21, 2021, by and between ads-tec Energy GmbH and Dr. Thorsten Ochs.
8.1*	List of subsidiaries of ADS-TEC ENERGY PLC.
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of ads-tec Energy GmbH and European Sustainable Growth Acquisition Corp.
15.2*	Consent of BDO AG Wirtschaftsprüfungsgesellschaft (ADSE).
15.3*	Consent of Marcum LLP (EUSG).

*	Filed herewith
+	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ads-tec Energy PLC

December 29, 2021	By:	/s/ Thomas Speidel
	Name:	Thomas Speidel
	Title:	Chief Executive Officer