Form 20-F
period 2021-12-31
Ads-Tec Energy Public Ltd Co
filed 2022-04-28
CIK 1879248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Thomas Speidel, Chief Executive Officer

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel: +353 1 920 1000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.0001 nominal value per share	ADSE	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	ADSEW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

48,807,898 Ordinary Shares, par value $0.0001 per share, as of December 31, 2021

11,662,486 Warrants to purchase Ordinary Shares, as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International	Other ☐
Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

i

FREQUENTLY USED TERMS

Unless otherwise stated in this Annual Report or the context otherwise requires references to:

“ADSE” means collectively, ads-tec Energy GmbH, ads-tec Energy, Inc., and ads-tec Energy PLC.

“ADSE GM” means ads-tec Energy GmbH, a wholly-owned subsidiary of ADSE Holdco, based in Nürtingen, Germany and entered in the commercial register of the Stuttgart Local Court under HRB 762810.

“ADSE Holdco” or “Company” means ADS-TEC Energy PLC, an Irish public limited company duly incorporated under the laws of Ireland.

“ADSE US” means ads-tec Energy, Inc., a Delaware corporation and wholly-owned subsidiary of ADSE GM.

“ADSH” means ads-tec Holding GmbH, based in Nürtingen, Germany and entered in the commercial register of the Stuttgart Local Court under HRB 224527.

“Bosch” means Bosch Thermotechnik GmbH, based in Wetzlar and entered in the commercial register of the Wetzlar Local Court under HRB 13.

“Bosch Acquisition” means ADSE Holdco’s acquisition from Bosch of certain shares of ADSE GM in exchange for the Cash Consideration.

“Business Combination Agreement” means the Business Combination Agreement, dated as of August 10, 2021, by and among EUSG, ADSE Holdco, Merger Sub, Bosch, ADSH and ADSE GM.

“Cash Consideration” means €20,000,000, multiplied by the applicable currency exchange rate.

“Closing” means the closing of the Transactions (other than the PIPE Financing).

“Closing Date” means December 22, 2021, the date on which the Closing occurred.

“EBC” means EarlyBirdCapital, Inc.

“EUSG” means European Sustainable Growth Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company.

“EUSG Class A Ordinary Shares” means Class A ordinary shares, par value of $0.0001 per share, in the share capital of EUSG.

“EUSG Class B Ordinary Shares” means Class B ordinary shares, par value of $0.0001 per share, in the share capital of EUSG.

“EUSG Founder Shares” means the Class B ordinary shares, par value $0.0001 per share, held by the initial shareholders of EUSG.

“EUSG Lender Warrants” means whole redeemable warrants to purchase EUSG Class A Ordinary Shares issued to Jonathan Copplestone upon conversion of an outstanding unsecured convertible promissory note in an aggregate principal amount of $100,000, dated October 30, 2021, between EUSG and Jonathan Copplestone.

“EUSG Private Warrants” means whole redeemable warrants to purchase EUSG Class A Ordinary Shares issued pursuant to (i) that certain Private Placement Warrants Purchase Agreement, dated as of January 26, 2021, by and between EUSG and EUSG Sponsor, (ii) that certain Private Placement Warrants Purchase Agreement, dated as of January 26, 2021 by and between EUSG and EBC, and (iii) that certain Private Placement Warrants Purchase Agreement, dated as of January 26, 2021, by and between EUSG and ABN AMRO Securities (USA) LLC.

“EUSG Public Warrants” means the warrants to purchase EUSG Class A Ordinary Shares issued as part of the EUSG units in the IPO.

“EUSG Sponsor” means LRT Capital1 LLC, a Delaware limited liability company.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Incentive Plan” means ADS-TEC Energy PLC’s 2021 Omnibus Incentive Plan.

“IPO” means EUSG’s initial public offering of EUSG units, consummated on January 26, 2021.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Lender Warrants” means the 100,000 Warrants that came into existence on the automatic adjustment of the EUSG Lender Warrants upon consummation of the business combination contemplated in the Business Combination Agreement.

“Merger” means the merger of EUSG with and into Merger Sub, as a result of which the separate corporate existence of EUSG ceased and Merger Sub continued as the surviving company and as a wholly-owned subsidiary of ADSE Holdco, and the security holders of EUSG (other than shareholders of EUSG that elected to redeem their EUSG ordinary shares) became security holders of ADSE Holdco.

“Merger Sub” means EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 and a wholly-owned subsidiary of ADSE Holdco.

“Ordinary Shares” means the ordinary shares, with $0.0001 par value per share, of ADSE Holdco.

“PCAOB” means the Public Company Accounting Oversight Board.

“PIPE Financing” means the private placement of 15,600,000 EUSG ordinary shares to the PIPE Investors for gross proceeds of $156,000,000, pursuant to the Subscription Agreements.

“Private Warrants” means the Warrants that came into existence on the automatic adjustment of the EUSG Private Warrants upon consummation of the business combination contemplated in the Business Combination Agreement.

“Public Warrants” means the Warrants that came into existence on the automatic adjustment of the EUSG Public Warrants upon consummation of the business combination contemplated in the Business Combination Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Share-for-Share Exchange” means the transaction by which ADSH and Bosch transferred as contribution to ADSE Holdco, and ADSE Holdco assumed from ADSH and Bosch, certain shares of ADSE GM in exchange for Ordinary Shares.

“Subscription Agreements” means those certain subscription agreements entered into on August 10, 2021, among EUSG, ADSE Holdco and the accredited investors named therein (collectively, “the PIPE Investors”) relating to the PIPE Financing.

“Transactions” means the transactions contemplated by the Business Combination Agreement which, among other things, provides for the Merger, the Bosch Acquisition and the Share-for-Share Exchange.

“Underwriters” means EarlyBirdCapital, Inc. and ABN AMRO Securities (USA) LLC, the underwriters in the IPO.

“Warrants” means warrants to purchase one Ordinary Share at a price of $11.50 per share.

“$”, “US$” and “U.S. dollar” means the United States dollar.

“€”, “EUR” and “Euro” means the Euro.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As described below and more fully in “Item 4. Information on the Company — A. History and Development of the Company”, ADS-TEC Energy PLC became the parent of ads-tec Energy GmbH effective December 22, 2021 upon consummation of the Transactions. Financial and other information for periods preceding this date refer to ads-tec Energy GmbH together with its subsidiaries. References to (i) the “Company,” “we,” “our,” or “us” refer solely to ADS-TEC Energy PLC, (ii) the “ADSE” refer to ADS-TEC Energy PLC, ads-tec Energy GmbH and ads-tec Energy, Inc., collectively, and (iii) “ADSE GM” refer solely to ads-tec Energy GmbH, a German limited liability company. ADS-TEC Energy PLC is an Irish public limited company duly incorporated under the laws of Ireland on July 26, 2021. On December 22, 2021, ADS-TEC Energy PLC became the holding company of ADSE GM, a supplier of integrated technology platforms (ecosystem platforms) that enable customers to run their electric vehicle (“EV”) charging and energy business models on those decentralized platforms.

Financial Information

This annual report (including information incorporated by reference herein, “Annual Report”) contains our audited consolidated financial statements as of and for the periods ended December 31, 2021 and 2020 (our “audited consolidated financial statements”). The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in euros (“EUR” or €) and in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”).

Industry and Market Data

In this Annual Report, we present industry data, information and statistics regarding the markets in which the Company competes as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with the Company’s own internal estimates and information obtained from discussions with its customers, taking into account publicly available information about other industry participants and the Company’s management’s judgment where information is not publicly available.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3. Key Information – D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

v

CAUTIONARY NOTE Regarding FORWARD-LOOKING STATEMENTS

This Annual Report contains certain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including, but not limited to, those items identified under “Item 3. Key Information – D. Risk Factors”. These risks and uncertainties include:

●	our ability to maintain the listing of the Ordinary Shares and Warrants on a national securities exchange;

●	changes adversely affecting the businesses in which we are engaged;

●	management of growth;

●	general economic conditions, including changes in the credit, debit, securities, financial or capital markets;

●	the impact of COVID-19 or other adverse public health developments on ADSE Holdco’s business and operations;

●	our ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities;

●	the result of future financing efforts;

●	product liability lawsuits, civil or damages claims or regulatory proceedings relating to our technology, intellectual property or products;

●	any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting; and

●	other factors discussed in “Item 3. Key Information — D. Risk Factors” in this Annual Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Annual Report, or the documents to which we refer readers in this Annual Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

You should carefully consider the risks described below, together with all of the other information included in this Annual Report, in evaluating us and our shares. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Summary of Risk Factors

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face.

Risks Related to Our Business and Financial Position

●	We are an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the near term.

●	Failure to expand our geographic footprint and to build scalable and robust processes could harm our prospects for growth and profitability, and we may never successfully do so or achieve or sustain profitability.

●	We currently face competition from a number of companies, particularly in commercial and industrial battery-based energy-storage market in Europe, and expect to face significant competition in the future as the market for the EV High-Power-Charger develops.

●	We face risks related to natural disaster and health pandemics, including the recent coronavirus (“COVID-19”) pandemic, which could have a material adverse effect on our business and results of operations.

●	We rely on a limited number of suppliers and manufacturers for our products. A loss of any of these partners could negatively affect our business.

●	Increases in costs, disruption of supply, or shortage of materials, could harm our business.

●	Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future.

●	We have a limited operating history.

●	If we are unable to attract and retain key employee and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.

●	We are expanding operations internationally, which will expose us to additional tax, compliance, market and other risks.

●	Our management has limited experience in operating in the consolidated group of a U.S. public company.

●	We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

Risk Relating to EV Market

●	Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services.

●	Our future growth and success is partly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

Risks Relating to Battery Storage System Market

●	Changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact the battery-energy storage market and thus the demand for our products and services.

●	We may face significant costs relating to environmental regulations for the storage and shipment of our lithium-ion battery packs.

●	Our future growth and success is partly correlated with and thus dependent upon the continuing rapid adoption of decentralized renewable energy.

●	The EV charging and battery-energy storage markets are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and maintain and expand our intellectual property portfolio. Any delays in such development could adversely affect market adoption of our products and our business, financial condition and operational result.

Risks Related to Our Technology, Intellectual Property and Infrastructure

●	Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.

●	Our technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.

●	We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to the Company.

Customer-Related Risks

●	We have a concentration of sales with a key customer and any substantial reduction in sales to such customer would have a material adverse effect on our results of operations and financial condition.

●	Customer relationships with start-up may present more risks than with established companies.

Financial, Tax and Accounting-Related Risks

●	Our financial condition and results of operations are likely to fluctuate in future periods, which could cause our results for a particular period to fall below expectations, resulting in a decline in the price of Ordinary Shares.

●	As a newly public company, we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

Risks Related to the Regulatory Environment in which the Company Operates

●	Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or results of operation.

Risks Related to Ownership of Our Ordinary Shares and Warrants

●	Certain shareholders that own a significant percentage of the Company may have interests that conflict with the Company’s or yours in the future.

●	Our staggered board will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Ordinary Shares may view as beneficial.

Risks Related to Our Business and Financial Position

We are an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the near term.

ADSE incurred a net loss of EUR 10.3 million and EUR 87.6 million for the year ended December 31, 2020 and for the year ended December 31, 2021, respectively. ADSE had an accumulated deficit of approximately EUR 29.6 million as of December 31, 2020 and EUR 117.2 million including share listing expenses of EUR 65.8 million as of December 31, 2021. We believe we will continue to incur operating and net losses each quarter for the near term. Even if it achieves profitability, there can be no assurance that it will be able maintain profitability in the future.

The Company’s potential profitability of the revenue stream “Charging” is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric trucks and other vehicles and other electric transportation modalities, which may not occur. The Company’s potential profitability of the revenue stream “Commercial and Industrial” depends on expansion of decentralized power supply systems and the need of commercial and industrial customer for the battery storage systems. Our potential profitability of the revenue stream “Residential” depends on expansion of residential photovoltaic systems and the adoption of residential coupling (connecting photovoltaic (“PV”) system with heating and residential EV charging by using battery storage systems).

We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

We have experienced rapid growth in recent periods. For example, the number of employees has grown from an average of 46 in 2018 to 109 in 2021. The growth and expansion of our business has placed and continues to place a significant strain on management, engineering, operations, financial infrastructure and corporate culture. We rely on our sales and marketing teams to expand our commercial footprint and obtain new customers and partners, respectively, in order to grow our EV charger, commercial and residential business, and relies on our engineering, operations and project management personnel to build out and serve new customers. We also rely on our technology team, which is currently being scaled, to continue to develop improvements, enhancements and new functionality in our EV charging products and battery storage systems. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with the requisite skills, technical expertise and experience, which may adversely affect our ability to expand such capabilities.

In the event of further growth, our information technology systems and internal control over financial reporting and procedures may not be adequate to support our operations and may introduce opportunities for data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate funds. We may also face risks to the extent such bad actors infiltrate the information technology infrastructure of our contractors.

To manage growth in operations and personnel, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in development and introduction of new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business performance and operating results.

Failure to expand our geographic footprint and to build scalable and robust processes could harm our prospects for growth and profitability, and we may never successfully do so or achieve or sustain profitability.

Our ability to achieve significant revenue growth and profitability in the future will depend, in large part, on our success in expanding our product portfolio and business both within our existing markets and to additional markets and geographies and building scalable and robust processes to manage our business and operations. If prospective customers and business partners in such existing and new markets and geographies do not perceive our product and service offerings to be of value to them, or our EV charging products, battery storage systems and services are not favorably received by them in such markets, we may not be able to attract and retain such customer and business partners and successfully expand in our existing markets and to new markets and geographies.

In addition, if we are not able to build scalable and robust processes to manage our existing business operations and prospective growth and expansion, we may fail to satisfy and retain our existing customers and business partners and may not be able to attract new customers and business partners in additional markets and, as a result, our ability to maintain and/or grow the business and achieve or sustain profitability will be adversely affected.

We currently face competition from a number of companies, particularly in commercial and industrial battery-based energy-storage market in Europe, and expect to face significant competition in the future as the market for the EV High-Power-Charger develops.

The EV charging market is relatively new and competition is still developing. We primarily compete with providers of battery-buffered and non-battery-buffered ultra-fast EV charging platforms. Large early-stage markets, such as Europe, require early engagement across verticals and customers to gain market share, and ongoing effort to scale channels, installers, teams and processes. In addition, there are multiple competitors in Europe and the United States with limited funding, which could cause poor experiences, hampering overall EV adoption or trust in any particular provider.

In addition, there are other means for charging EVs, which could affect the level of demand for onsite charging capabilities at businesses. For example, Tesla Inc. continues to build out its supercharger network across the United States and Europe for its vehicles and announced it will open its network for other brands in Europe, which could reduce overall demand for EV charging at other sites. Also, third-party contractors can provide basic electric charging capabilities to potential customers seeking to have on premise EV charging capability as well as for home charging. In addition, many EV charging manufacturers are offering home charging equipment, which could reduce demand for fast charging capabilities of potential customers and reduce the demand for onsite charging capabilities if EV owners who find charging at home to be sufficient.

The commercial and industrial battery-based energy-storage market is growing rapidly and our competitors are mainly specialized platform providers for residential or commercial and industrial applications. Within Europe, large markets such as Germany, Austria and Switzerland, ask for long-term serviceability, high quality and reliability of battery-storage systems to scale channels and to gain market share. Within Europe, there are multiple competitors, many of them new to the market, which could cause poor experience and aggravate the usage and implementation of battery-based energy storage systems. Further there are alternative energy storage systems, which could affect the level of demand for battery-based storage systems. For example, hydrogen-based energy storage systems could become an additional possibility to store energy, which could reduce the overall demand for battery-based energy storage systems. Also, energy suppliers and grid service providers can provide centralized energy storage system or extend significantly the grid itself, which could decrease the overall demand of decentralized systems.

Further for EV charging and commercial battery storage system market, our current or potential competitors may be acquired by third parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put us at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure. In light of these factors, even if our offerings are more effective and higher quality than those of our competitors, current or potential customers may accept our competitors’ solutions instead of ours. If we fail to adapt to changing market conditions or continue to compete successfully with current charging platform providers or new competitors, our growth will be limited which would adversely affect our business and results of operations.

We face risks related to natural disaster and health pandemics, including the recent coronavirus (“COVID-19”) pandemic, which could have a material adverse effect on our business and results of operations.

The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle and photovoltaic manufacturers and suppliers around the world. Any sustained downturn in demand for EVs or photovoltaic or battery storage system would harm our business.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns. These measures may adversely impact our employees and operations and the operations of our customers, suppliers, vendors and business partners, and may negatively impact demand for our products. These measures by government authorities may remain in place for a significant period of time and may adversely affect manufacturing and building plans, sales and marketing activities, business and results of operations.

We have modified our business practices by recommending that all non-essential personnel work from home and cancelling or reducing physical participation in sales activities, meetings, events and conferences. We have also implemented additional safety protocols for essential workers, have implemented cost cutting measures in order to reduce our operating costs, and may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be negatively impacted. Furthermore, if significant portions of our customers’ or potential customers’ workforces are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for High-Power-Charger and services will decline.

The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and when and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used in High-Power-Chargers and battery storage systems or in providing installation or maintenance services. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could each have a material adverse effect on the demand for our products and services.

We rely on a limited number of suppliers and manufacturers for our products. A loss of any of these partners could negatively affect our business.

We rely on a limited number of suppliers to manufacture our High-Power-Charger and battery storage systems, including in some cases only a single supplier for some products and components. This reliance on a limited number of manufacturers increases our risks, since it does not currently have proven reliable alternative or replacement manufacturers beyond these key parties. In the event of interruption, it may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our suppliers is impacted by any interruption at a particular location.

If we experience a significant increase in demand for our products, or if we need to replace an existing supplier, it may not be possible to supplement or replace them on acceptable terms, which may undermine our ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to assemble circuit board or battery cells and submodules in sufficient volume. Identifying suitable suppliers and manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant suppliers or manufacturers could have an adverse effect on our business, financial condition and operating results.

Increases in costs, disruption of supply, or shortage of materials, could harm our business.

We have experienced and may in the future experience increases in the cost or a sustained interruption in the supply or shortage of materials necessary for the production, maintenance and service of our systems and related technologies. Any such increase in cost, supply interruption, or materials shortage could adversely impact our business, prospects, financial condition, and operating results. Our suppliers use various materials. The prices and supply of these materials may fluctuate, depending on market conditions and global demand for these materials, including increased production of electric vehicles and other energy storage applications by our competitors and companies in adjacent markets such as passenger cars and stationary storage.

Substantial increases in the prices for our materials or prices charged to us could reduce our margins if we cannot recoup the increased costs through increased sale prices on our systems. Furthermore, fluctuations in fuel costs, or other economic conditions, may cause us to experience significant increases in freight charges and material costs. Moreover, any attempts to increase prices in response to increased material costs could increase the difficulty of selling at attractive prices to new and existing customers and lead to cancellations of customer orders. If we are unable to effectively manage our supply chain and respond to disruptions to our supply chain in a cost-efficient manner, we may fail to achieve the financial results we expect or that financial analysts and investors expect, and our business, prospects, financial condition, and operating results may be adversely affected.

Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future.

We do not typically install High-Power-Charger or residential and commercial battery storage systems at customer sites. The installations are typically performed by our partners, customers or electrical contractors with an existing relationship with the customer and/or knowledge of the site. For industrial customer projects the installation is typically performed by us or by one of our partners. The installation of High-Power-Charger and battery storage systems at a particular site is generally subject to oversight and regulation in accordance with state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits that may vary by jurisdiction. In addition, building codes, accessibility requirements or regulations may hinder EV charger and battery storage installation because they end up costing the developer or installer more in order to meet the code requirements. Meaningful delays or cost overruns may impact our recognition of revenue in certain cases and/or impact customer relationships, either of which could impact our business and profitability.

Furthermore, we may in the future elect to install our products at customer sites or manage contractors, likely as part of offering customers a turnkey solution. Working with contractors may require us to obtain licenses or require us or our customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to an installation project. In addition, if these contractors are unable to provide timely, thorough and quality installation-related services, customers could fall behind their construction schedules leading to liability to us or cause customers to become dissatisfied with the solutions we offer.

While to date we have not made material acquisitions, should we pursue acquisitions in the future, they would be subject to risks associated with acquisitions.

We may acquire additional assets, products, technologies or businesses that are complementary to our existing business. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into our own business would require attention from management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.

If we are unable to attract and retain key employee and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.

Our success depends, in part, on our continuing ability to identify, hire, attract, train and develop and retain highly qualified personnel. The inability to do so effectively would adversely affect our business.

Competition for employees can be intense, particularly in area of Stuttgart, Germany, where we are headquartered, and the ability to attract, hire and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect our business, including the execution of our global business strategy.

We are expanding operations internationally, which will expose us to additional tax, compliance, market and other risks.

Our primary operations are in Germany and we maintain contractual relationships with parts and manufacturing suppliers in Asia, the United States, Europe and other locations. Also, we are continuing to invest to increase our presence in the United States. Managing this expansion requires additional resources and controls, and could subject us to risks associated with international operations, including:

●	conformity with applicable business customs, including translation into foreign languages and associated expenses;

●	lack of availability of government incentives and subsidies;

●	challenges in arranging, and availability of, financing for customers;

●	potential changes to our established business model;

●	cost of alternative power sources, which could vary meaningfully outside of Germany;

●	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

●	installation challenges, including those associated with local licensing and permitting requirements;

●	differing driving habits and transportation modalities in other markets;

●	different levels of demand among commercial, industrial and residential customers;

●	compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the European Union (the “EU”) General Data Protection Regulation (“GDPR”), national legislation implementing the same and changing requirements for legally transferring data out of the European Economic Area;

●	compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act (“FCPA”) and the United Kingdom Anti-Bribery Act;

●	conforming products to various international regulatory and safety requirements;

●	difficulty in establishing, staffing and managing foreign operations;

●	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

●	restrictions on repatriation of earnings;

●	compliance with potentially conflicting and changing laws of taxing jurisdictions and compliance with applicable German tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws;

●	challenges in obtaining intellectual property protection, policing the unauthorized use of intellectual property or pursuing enforcement of intellectual property rights outside of Germany;

●	Geopolitical turmoil, including the ongoing invasion of the Ukraine by Russia or increased trade restrictions between European Union, Russia, China and other countries, social unrest, political instability, terrorism, or other acts of war which may further adversely impact supply chains, transportation and logistics; and

●	regional economic and political conditions.

In addition, any continued expansion is likely to involve the incurrence of significant upfront capital expenditures. As a result of these risks, our current expansion efforts and any potential future international expansion efforts may not be successful.

Our management has limited experience in operating in the consolidated group of a U.S. public company.

Our management has limited experience in the management of a company that is a significant part of a U.S. public company. Our management team may not successfully or effectively manage our transition to this structure that will be subject to significant regulatory oversight and reporting obligations under relevant securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of U.S. public companies. The development and implementation of the standards and controls necessary for the company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

While our management anticipates that the funds made available from the PIPE Financing and Business Combination will be sufficient to fund operations in the near term, we may need to raise additional capital to fund operations in the future or finance future acquisitions.

If we seeks to raise additional capital in order to meet various objectives, including developing existing or future technologies and solutions, increasing working capital, acquiring new clients, expanding geographically and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute stock ownership. Our ability to raise equity and debt financing may be impacted by COVID-19, increased market volatility, decreased market liquidity, adverse trends in employment levels, prolonged inflation, geopolitical instability or conflicts (including the recent outbreak of hostilities between Russia and Ukraine), trade disruptions, economic or other sanctions, or a sustained capital market correction, among other events, and third-party financing being unavailable on terms acceptable to us or at all.

If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including acquiring potential new clients or the continued development of new or existing technologies or solutions and geographic expansion. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of such financing could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and may occur on our systems in the future. Cyber security organizations in many countries have published warnings of increased cybersecurity threats to U.S. and European business, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks, particular directed at energy, fueling or infrastructure service providers. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

We may in the future experience, service and production disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our services are unavailable when users attempt to access them, they may seek other services, which could reduce demand for our solutions.

We have processes and procedures in place designed to enable it to quickly recover from a disaster or catastrophe and continue business operations. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which could adversely affect our business and financial results.

We have a limited operating history.

ADSE GM began operations in 2008 and operates in the charging technology and EV industry, which is rapidly evolving. As a result, there is limited information that investors can use in evaluating ADSE’s business, strategy, operating plan, results and prospects. It is difficult to predict future revenues and appropriately budget for expenses, and ADSE has limited insight into trends that may emerge and affect its business. If the assumptions ADSE uses to plan and operate its business are incorrect or change, its results of operations could differ materially from its expectations and ADSE’s business, financial condition and results of operations could be materially adversely affected.

 Failure to effectively retain, attract and motivate key employees could diminish anticipated benefits.

The success of the Company will depend in part on the attraction, retention and motivation of executive personnel critical to the business and operations of the Company. Executives may experience uncertainty about their future roles with the Company. In addition, competitors may recruit our management. If we are unable to attract, retain and motivate executive personnel that are critical to successful operations, we could face disruptions in operations, strategic relationships, key information, expertise or know-how and unanticipated recruitment and onboarding costs.

We are an “emerging growth company” and cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Ordinary Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are only required to provide two years of audited financial statements and only two years of related selected financial data and management discussion and analysis of financial condition and results of operations disclosure. In addition, we are not required to obtain auditor attestation of our reporting on internal control over financial reporting, have reduced disclosure obligations regarding executive compensation and are not required to hold non-binding advisory votes on executive compensation. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to take advantage of such extended transition period. We cannot predict whether investors will find the Ordinary Shares to be less attractive as a result of our reliance on these exemptions. If some investors find the Ordinary Shares to be less attractive as a result, there may be a less active trading market for the Ordinary Shares and the price of the Ordinary Shares may be more volatile.

We will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which we have total annual gross revenue of $1.07 billion; (ii) the last day of our fiscal year following January 26, 2026 (i.e., the fifth anniversary of the date on which EUSG consummated its initial public offering); (iii) the date on which we issue more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of the Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.

We may be a target of securities class action and derivative lawsuits which could result in substantial costs.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition.

Risk Relating to EV Market

Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services.

As regulatory initiatives have required an increase in the mileage capabilities of cars, consumption of renewable transportation fuels, such as ethanol and biodiesel, and consumer acceptance of EVs and other alternative vehicles has been increasing. If fuel efficiency of non-electric vehicles continues to rise, whether as the result of regulations or otherwise, and affordability of vehicles using renewable transportation fuels improves, the demand for electric and high energy vehicles could diminish. In addition, the EV fueling model is different than gas or other fuel models, requiring behavior change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for EVs and EV charging stations. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs. This may impose additional obstacles to the purchase of EVs or the development of a more ubiquitous EV market.

If any of the above cause or contribute to consumers or businesses to no longer purchase EVs or purchase them at a lower rate, it would materially and adversely affect our business, operating results, financial condition and prospects.

Our future growth and success is partly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

Our growth in the upcoming years is highly dependent upon the adoption of EVs by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although demand for EVs has grown in recent years, there is no guarantee of continuing future demand. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, our business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

●	perceptions about EV features, quality, safety, performance and cost;

●	perceptions about the limited range over which EVs may be driven on a single battery charge;

●	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

●	volatility in the cost of oil and gasoline;

●	concerns regarding the stability of the electrical grid;

●	the decline of an EV battery’s ability to hold a charge over time;

●	availability of service for EVs;

●	consumers’ perception about the convenience and cost of charging EVs;

●	increases in fuel efficiency;

●	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

●	relaxation of government mandates or quotas regarding the sale of EVs; and

●	concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Furthermore, because fleet operators often make large purchases of EVs, this cyclicality and volatility in the automotive industry may be more pronounced with commercial purchasers, and any significant decline in demand from these customers could reduce demand for EV charging and our products and services in particular.

Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect our business, financial condition and operating results.

Risks Relating to Battery Storage System Market

Lithium-ion battery modules in the marketplace have been observed to catch fire or vent smoke and flame, and such events have raised concerns over the use of such batteries.

We use lithium-ion battery cells in the production of battery modules for industrial and consumer equipment. Historically, lithium-ion batteries in laptops and cell phones have been reported to catch fire or vent smoke and flames, and more recently, news reports have indicated that several electric vehicles that use high-power lithium-ion batteries have caught on fire. As such, any adverse publicity and issues as to the use of high-power batteries in automotive or other applications will affect our business and prospects. In addition, any failure of the battery cells used in our products may cause damage to the industrial or consumer equipment or lead to personal injury or death and may subject us to lawsuits. We may have to recall our products using battery cells, which would be time-consuming and expensive. Further, product liability claims, injuries, defects, or other problems experienced by other companies in the lithium-ion battery market could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

Changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact the battery-energy storage market and thus the demand for our products and services.

As regulatory initiatives and consumer behaviors have required an increase in the renewable energy, the demand for energy storage systems has been increasing. If renewable energy requirements can be replaced by nuclear power stations, for example, or if grid extension or centralized energy storage systems can be developed, whether as the result of regulations or otherwise, the demand of decentralized energy storage systems could diminish. In addition, the usage of renewable energy and decentralized systems is different than the usage of fossil energy and centralized energy systems which because it requires behavior change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as hydrogen adversely affect demand for battery-energy storage stations. Regulatory bodies may also adopt rules that substantially favor certain alternatives to battery-based storage system over others. This may impose additional obstacles to the purchase of battery-based systems.

If any of the above cause or contribute to consumers or businesses to no longer purchase decentralized renewable energy and battery energy storage systems or purchase them at a lower rate, it would materially and adversely affect our business, operating results, financial condition and prospects.

We may face significant costs relating to environmental regulations for the storage and shipment of our lithium-ion battery packs.

Federal, state, and local regulations impose significant environmental requirements on the manufacture, storage, transportation, and disposal of various components of advanced energy storage systems. Although we believe that our operations are in material compliance with applicable environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Moreover, Federal, state, and local governments may enact additional regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy storage systems. Compliance with such additional regulations could require us to devote significant time and resources and could adversely affect demand for our products. There can be no assurance that additional or modified regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy systems will not be imposed.

Our future growth and success is partly correlated with and thus dependent upon the continuing rapid adoption of decentralized renewable energy.

Our growth in the upcoming years is partly dependent upon the adoption of individual renewable energy by businesses and consumers. The market for individual installed renewable energy is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although demand for battery-energy storage systems has grown in recent years, there is no guarantee of continuing future demand. If the market for battery-energy storage systems develops more slowly than expected, or if demand for it decreases, our business, prospects, financial condition and operating results would be harmed. The market for battery-energy storage systems could be affected by numerous factors, such as:

●	perceptions about features, quality, safety, performance and cost;

●	perceptions about the limited capacity over the usage of battery systems or renewable energy source

●	competition, including from other types of alternative storage systems

●	volatility in the cost of energy;

●	concerns regarding the stability of the electrical grid;

●	availability of service;

●	consumers’ perception about the convenience and cost of battery energy system;

●	decrease of cost for general energy supply;

●	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to battery-energy systems or decarbonization generally; and

●	concerns about the future viability of battery-energy systems manufacturers.

In addition, sales of battery energy storage systems can be cyclical, which may affect growth in acceptance of it. It is uncertain how macroeconomic factors will impact demand for individual energy storage systems, particular as it is investment to the future. Any significant decline in demand from customers could reduce demand for battery-energy storage systems and our products and services in particular.

The EV and battery energy storage market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs, EV charging stations and battery storage systems. The reduction, modification, or elimination of such benefits, or any delay in payment could cause reduced demand for our products or delay their purchase or production, which would adversely affect our financial results.

The U.S. and German federal governments, foreign governments and some state and local governments provide incentives to end users and purchasers of EVs, EV charging stations and battery energy storage systems in the form of rebates, tax credits and other financial incentives, such as payments for regulatory credits. The EV and battery energy storage market relies on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price to customers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. In addition, there may be delays in the payment of rebates, or in the recognition of tax credits, which could affect the timing of purchases by customers and also result in a delay or reduction in the production cycle. All of these events could result in an adverse effect on our financial results.

The EV charging and battery-energy storage markets are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and maintain and expand our intellectual property portfolio. Any delays in such development could adversely affect market adoption of our products and our business, financial condition and operational result.

Continuing technological changes in battery, battery energy storage systems and other technologies could adversely affect adoption of current EV charging and energy storage technology and/or our products and services. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the market and business models. As new products are introduced, gross margins tend to decline in the near term and improves as the product become more mature and with a more efficient manufacturing process.

As EV and battery energy storage technologies change, we may need to upgrade or adapt our platform technology and introduce new products and services in order to serve our customers that have the latest technology, which could involve substantial costs. In addition, changes in federal and state regulatory requirements, such as German charging station decree, which regulates for example contactless payment functionality on EV charging stations, could require us to develop and adopt technologies for our charging stations that we would otherwise not adopt, in order to ensure we remain in compliance with applicable law. Even if we are able to keep pace with changes in technology, and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected.

We cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative providers. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase our competitors’ products or services.

If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, we may experience higher operating losses and our business and prospects will be adversely affected.

Our business may be adversely affected by labor union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the EV and battery storage industry generally for many employees at companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results.

Certain estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate.

This Annual Report includes estimates of the addressable market for our solutions and the EV and battery storage market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this Annual Report relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasted, our business could fail to grow at similar rates.

Risks Related to Our Technology, Intellectual Property and Infrastructure

We may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that we will be able to mitigate the risk of potential suits or other legal demands by competitors or other third parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon or misappropriated a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offer, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. If we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on, and plan to continue relying on, a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, our technology. Failure to adequately protect our technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and operating results.

The measures we take to protect our technology intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

●	any patent applications we submit may not result in the issuance of patents;

●	the scope of issued patents may not be broad enough to protect proprietary rights;

●	any issued patents may be challenged by competitors and/or invalidated by courts or governmental authorities;

●	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;

●	current and future competitors may circumvent patents or independently develop similar trade secrets or works of authorship, such as software;

●	know-how and other proprietary information we purport to hold as a trade secret may not qualify as a trade secret under applicable laws; and

●	proprietary designs and technology embodied in our products may be discoverable by third-parties through means that do not constitute violations of applicable laws.

Patent, trademark, and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of Germany. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of Germany.

Certain patents in the EV and battery storage space may come to be considered “standards essential.” If this is the case with respect to any of our patents, we may be required to license certain technology on “fair, reasonable and non-discriminatory” terms, decreasing revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of our technology and intellectual property, and those derivative works may become directly competitive with our offerings.

In addition to patented technology, we rely on unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

We rely on proprietary information (such as trade secrets, designs, experiences, work flows, data, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, customers, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, such agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide adequate remedies in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing counterparties and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, customers, contractors, advisors and other third parties use intellectual property owned by others in their work for it, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also on physical and electronic security measures to protect our proprietary information, but cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights, and our business, financial condition and results of operations could be materially adversely affected.

The current lack of international standards may lead to uncertainty, additional competition and further unexpected costs.

Lack of industry standards for EV High-Power-Charger and battery storage system management and, coupled with utilities, photovoltaic installation companies and other large organizations mandating their own adoption of specifications that have not become widely adopted in the industry, may hinder innovation or slow new product or new feature introduction.

In addition, automobile manufacturers may choose to utilize their own proprietary systems, which could lock out competition for EV chargers, or to use their size and market position to influence the market, which could limit our market and reach to customers, negatively impacting our business.

Our technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.

We could be subject to claims that High-Power-Charger and battery storage systems are defective or have malfunctioned, or even that persons were injured or purported to be injured as a result of such defects, and our customers may bring legal claims against the Company to attempt to hold it liable. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. For example, certain of our customers have experienced a malfunction in our High-Power Charger that we believe is likely the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and implement countermeasures to address these defects and may require us to replace such products under our warranty. These activities have resulted in an increase to our special warranty provision in other expenses for the year ended December 31, 2021 as compared to the year ended December 31, 2020 as detailed under “Item 5. Operating and Financial Review and Prospects – Operating Results – Results of Operations – Comparison of the Twelve Months Ended December 31, 2021 and 2020 – Other Expenses.” We expect to continue to address this issue, and this defect or similar events in the future could adversely affect our brand, relationships with customers and vendors, operating results or financial condition.

Furthermore, our software platform is complex, developed for over a decade by many developers, and includes a number of licensed third-party commercial and open-source software libraries. Our software has contained defects and errors and may in the future contain undetected defects or errors. We are continuing to evolve the features and functionality of our platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if our products and services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business and results of our operations:

●	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

●	loss of existing or potential customers or partners;

●	interruptions or delays in sales;

●	delayed or lost revenue;

●	delay or failure to attain market acceptance;

●	delay in the development or release of new functionality or improvements;

●	negative publicity and reputational harm;

●	sales credits or refunds;

●	exposure of confidential or proprietary information;

●	diversion of development and customer service resources;

●	breach of warranty claims;

●	legal claims under applicable laws, rules and regulations; and

●	an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, reseller, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, operating results and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

In addition, we rely on some open-source software and libraries issued under the General Public License (or similar “copyleft” licenses) for development of our products and may continue to rely on similar copyleft licenses. Third-parties may assert a copyright claim against us regarding our use of such software or libraries, which could lead to the adverse results listed above. Use of such software or libraries may also force us to provide third parties, at no cost, the source code to our proprietary software, which may decrease revenue and lessen any competitive advantage we have due to the secrecy of our source code.

We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to the Company.

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. ADSE’s research and not capitalized development expenses were kEUR 473, kEUR 749 and kEUR 2.012 during the fiscal years ended December 31, 2019, 2020 and 2021, respectively, and are likely to grow in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

Customer-Related Risks

If we fail to offer high-quality support to customers, battery energy storage and charging station owners and users, our business and reputation will suffer.

Once a customer has installed our platforms and subscribed to our products and services, customers will rely on us to provide support services to resolve any issues that might arise in the future. Rapid and high-quality customer support is important so owners can provide services and end use customers can receive reliable service. The importance of high-quality customer support will increase as we seeks to expand our business and pursue new customers and geographies. If we do not quickly resolve issues and provide effective support, our ability to retain customers or sell additional products and services to existing customers could suffer and our brand and reputation could be harmed.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.

Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. Sales and marketing expenses represent a significant percentage of our total revenue, and our operating results will suffer if sales and marketing expenditures do not contribute significantly to increasing revenue.

We are substantially dependent on our direct sales force to obtain new customers. We plan to continue to expand our direct sales force both domestically and internationally, but we may not be able to recruit and hire a sufficient number of sales personnel, which may adversely affect our ability to expand our sales capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Furthermore, hiring sales personnel in new countries can be costly, complex and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the initial revenue expected from those countries. There is significant competition for direct sales personnel with the strong sales skills and technical knowledge.

Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct sales personnel and on such personnel attaining desired productivity levels within a reasonable amount of time. Our business will be harmed if continuing investment in our sales and marketing capabilities does not generate a significant increase in revenue.

We have a concentration of sales with a key customer and any substantial reduction in sales to such customer would have a material adverse effect on our results of operations and financial condition.

While we expect to significantly diversify our customer basis in the next twelve months, historically we have had one major customer that comprised approximately 77%, 87% and 56%, of our revenues in 2019, 2020 and 2021,   respectively. There were no other customers that comprised greater than 10% of our total revenues during these years. If we are not able to sufficiently diversify our customer base, we will remain subject to significant risks associated with a highly concentrated customer base.

This concentration exposes our business, financial condition and operating results to a number of risks, including the following:

●	In a highly concentrated business environment, if a particular customer does not place an order, or if they delay or cancel orders, we may not be able to replace the business.

●	As a result of this concentrated customer base, single customers represent a greater portion of our sales and, consequently, have greater commercial negotiating leverage. Customers may have aggressive policies regarding engaging alternative, second-source suppliers for the products we offer and, in addition, may seek and, on occasion, receive pricing, payment, intellectual property-related or other commercial terms that may have an adverse impact on our business. Any of these changes could negatively impact our prices, customer orders, revenues, and gross margins.

●	The highly concentrated business environment also increases our exposure to risks related to the financial condition of each of our customers. To the extent our customers experience liquidity issues in the future, we may be required to incur additional credit losses with respect to receivables owed to us by those customers. In addition, customers with liquidity issues may be forced to reduce purchases of our equipment, delay deliveries of our products, discontinue operations or may be acquired by one of our customers, and in either case such event would have the effect of further consolidating our customer base.

Any of these factors could have a material adverse effect on our business, financial condition and operating results.

Customer relationships with start-up may present more risks than with established companies.

A small but growing portion of the Company’s current customer base is comprised of start-up companies. Customer relationships with start-up companies present special risks because these companies do not have an extensive operating history. As a result, there is less demonstration of market acceptance of their products or services, making it harder for us to anticipate needs and requirements than with established customers. In addition, funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we plan or previously experienced. Further, supply chain risks arising from COVID-19 policies or geopolitical turmoil may have a more significant impact on start-up customers than with established customers. This may result in additional credit risk, including but not limited to the collection of trade accounts receivables and payment for their inventory. Although we perform ongoing credit evaluations of our customers and adjust our allowance for doubtful accounts receivable for all customers, including start-up customers, based on the information available, these allowances may not be adequate. If we do not have adequate allowances recorded, our results of operations may be negatively affected.

Financial, Tax and Accounting-Related Risks

Our financial condition and results of operations are likely to fluctuate in future periods, which could cause our results for a particular period to fall below expectations, resulting in a decline in the price of Ordinary Shares.

Our financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control.

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate:

●	the timing and volume of new sales;

●	fluctuations in service costs, particularly due to unexpected costs of servicing and maintaining chargers;

●	the timing of new product introductions, which can initially have lower gross margins;

●	weaker than anticipated demand for Higher-Power-Charger and battery storage system, whether due to changes in government incentives and policies or due to other conditions;

●	fluctuations in sales and marketing or research and development expenses;

●	supply chain interruptions and manufacturing or delivery delays;

●	the timing and availability of new products relative to our customers’ and business partners’ expectations;

●	the length of the sales and installation cycle for a particular customer;

●	the impact of COVID-19 on our workforce, or those of our customers, suppliers, vendors or business partners;

●	ability to attract and retain qualified personnel; and

●	unanticipated changes in federal, state, local or foreign government incentive programs, which can affect demand for EVs and battery storage systems.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue, and other operating results may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of the common stock.

Our reported financial results may be negatively impacted by changes in IFRS.

IFRS is subject to the requirements of IFRS as issued by the IASB, the interpretation by the International Financial Reporting Standards Interpretation Committee (“IFRS IC”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

The ability of the Company to utilize net operating loss and tax credit carryforwards is conditioned upon the Company attaining profitability and generating taxable income. The Company has incurred significant net losses since inception and it is anticipated that the Company will continue to incur significant losses. Additionally, the Company’s ability to utilize net operating loss and tax credit carryforwards to offset future taxable income may be limited.

ADSE generated a loss carryforward in its development phase in an amount of kEUR 55,352 as of its financial year ended December 31, 2021 which may be used to off-set taxes in Germany on future profits. As a matter of German tax law, loss carryforwards will be disregarded for tax purposes in case of a change of control unless certain exemptions are met (e.g. valuation issues of hidden reserves). While currently management is optimistic that these criteria can be met in whole or in part and thus loss carryforwards will continue to be available for the future, there is no certainty that the German Tax Authorities will recognize this assessment as it has a certain discretionary scope to evaluate hidden reserves and company values.

We will need to improve the operational and financial systems to support continuous growth, increasingly complex business arrangements, and rules governing revenue and expense recognition and any inability to do so will adversely affect our billing and reporting.

To manage the growth of our operations and increasing complexity, we will need to improve the operational and financial systems, procedures, and controls and continue to increase systems automation to reduce reliance on manual operations. Any inability to do so will affect our manufacturing operations, customer billing and reporting. Our current and planned systems, procedures and controls may not be adequate to support new complex arrangements we enter into and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our customers, cause harm to our reputation and brand and could also result in errors in our financial and other reporting. We expect that complying with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements.

As a newly public company, we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

We have limited accounting and financial reporting personnel and other resources with which to address the internal controls and procedures required for public companies. So far, no consolidated financial statements in accordance with IFRS as issued by the IASB have been prepared. Becoming a U.S.-listed public company, we operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Nasdaq regulations, SEC rules and regulations, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls in accordance with the Sarbanes-Oxley Act are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to (i) lack of consistent and proper application of accounting processes and procedures, defined control processes and segregation of duties, (ii) insufficient design, implementation and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our financial statements, (iii) lack of review and supervision and (iv) insufficient resources with an appropriate level of technical accounting and SEC reporting expertise.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses, including by implementing new information technology and systems for the preparation of the financial statements, implementing additional review procedures within our accounting and finance department, hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. These measures may not remediate the deficiencies in internal control or prevent additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

We anticipate that the process of building our accounting and financial functions and infrastructure will result in substantial costs, including significant additional professional fees and internal costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

We identified material weaknesses in EUSG’s internal control over financial reporting with respect to EUSG’s previously issued financial statements. These material weaknesses could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management also evaluates the effectiveness of our internal controls and we will disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to the Closing, in light of recent comments issued by the SEC, EUSG, a predecessor in interest to ADSE, re-evaluated its application of ASC 480-10-S99-3A to its accounting classification of its redeemable Class A ordinary shares (the “Public Shares”) issued as part of the units sold in EUSG’s initial public offering in January 2021. EUSG determined that, at the closing of its IPO, and in all of its subsequent periodic reports filed with the SEC, through and including the Form 10-Q for the quarterly period ended July 31, 2021, it had improperly valued its Public Shares subject to possible redemption. EUSG had previously determined the Public Shares subject to possible redemption to be equal to the redemption value, while also taking into consideration a redemption cannot result in net tangible assets being less than $5,000,001. EUSG’s management determined that the Public Shares issued during the IPO can be redeemed or become redeemable subject to the occurrence of future events considered outside of EUSG’s control. Therefore, management concluded that the redemption value should include all Public Shares subject to possible redemption, resulting in the Public Shares subject to possible redemption being equal to its redemption value. As a result, management restated temporary equity and permanent equity. This resulted in a restatement to the initial carrying value of the Public Shares subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and ordinary shares.

EUSG management has concluded that in light of the error described above, a material weakness exists in EUSG’s internal control over financial reporting related to EUSG’s accounting for complex financial instruments and that, because of this and additional material weaknesses identified in the fiscal quarters ended January 31, 2021, April 30, 2021, and July 31, 2021, EUSG’s disclosure controls and procedures were not effective for all periods noted above.

EUSG has restated its previously issued financial statements to report all Public Shares as temporary equity and implemented a remediation plan to remediate these material weakness surrounding EUSG’s historical presentation of the Public Shares but can give no assurance that the measures it has taken will prevent any future material weaknesses or deficiencies in internal control over financial reporting. Even though we have strengthened controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

We may face litigation and other risks as a result of the material weakness in EUSG’s internal control over financial reporting.

As a result of such material weakness, the restatements, the change in accounting classification of all of the EUSG Class A ordinary shares as temporary equity, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this Annual Report, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

Irish, German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As an Irish public limited company and as a company with its ‘centre of main interest’ in Germany, we are subject to Irish and German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany, Ireland, or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Risks Related to the Regulatory Environment in which the Company Operates

Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or results of operation.

The Company and its operations, as well as those of the Company’s contractors, suppliers and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation and disposal of hazardous substances and wastes as well as electronic wastes and hardware, whether hazardous or not. These laws may require the Company or others in the Company’s value chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on the Company’s operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for the Company’s operations or on a timeline that meets the Company’s commercial obligations, it may adversely impact its business.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted.

Further, we currently rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is the Company’s or its contractors, may result in liability under environmental laws, under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, we may not be able to secure contracts with third parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

Risks Associated with Being a U.S. Public Company

We will incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect our operating results in the future.

As a company subject to reporting requirements in the United States, we will incur significant legal, accounting and other expenses that we would not have incurred as a private Irish company. For example, we will be subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly, while also diverting management attention. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company as defined by the JOBS Act.

Risks Related to Ownership of Our Ordinary Shares and Warrants

An active trading market of the Ordinary Shares and Warrants may not be sustained and investors may not be able to resell their Ordinary Shares and Warrants at or above the price for which they purchased the securities.

An active trading market for the Ordinary Shares and Warrants may not be sustained. In the absence of an active trading market for the Ordinary Shares and/or Warrants, investors may not be able to sell their Ordinary Shares or Warrants, respectively, at or above the price they paid at the time that they would like to sell. In addition, an inactive market may impair our ability to raise capital by selling shares or equity securities and may impair our ability to acquire business partners by using the Ordinary Shares as consideration, which, in turn, could harm our business.

The trading price of the Ordinary Shares or Warrants may be volatile, and holders of the Ordinary Shares or Warrants could incur substantial losses.

The stock market in general has experienced extreme volatility in the wake of the COVID-19 pandemic that has often been unrelated to the operating performance of particular companies. As a result of this volatility, shareholders may not be able to sell their Ordinary Shares or Warrants at or above the price paid for the securities. The market price for the Ordinary Shares and Warrants may be influenced by many factors, including:

●	The continued impact of COVID-19 or other adverse public health developments;

●	Actual or anticipated variations in operating results;

●	Changes in financial estimates by the Company or by any securities analysts who might cover the Company;

●	Conditions or trends in the Company’s industry;

●	Stock market price and volume fluctuations of other publicly traded companies and, in particular, those that operate in the electric vehicle charging infrastructure industry;

●	Announcements by the Company or its competitors of new product or service offerings, significant acquisitions, strategic partnerships or divestitures;

●	Announcements of investigations or regulatory scrutiny of the Company or lawsuits against the Company;

●	Capital commitments;

●	Political and country risks in the geographical areas in which the Company is operating;

●	Business disruption and costs related to shareholder activism;

●	Additions or departure of key personnel;

●	Sales of Ordinary Shares and Warrants, including sales by the Company’s directors and officers or significant shareholders;

●	General economic, political and market conditions, including those resulting from ongoing conflict between Russia and Ukraine and increased trade restrictions by governmental and private entities; and

●	Expectations of future cash dividend declarations and payments.

The stock price of the Ordinary Shares and/or Warrants may be volatile.

The market price of the Ordinary Shares and/or Warrants may be volatile. In addition to factors discussed elsewhere in this Risk Factors section, the market price of the Ordinary Shares and/or Warrants may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	overall performance of the equity markets;

●	actual or anticipated fluctuations in the Company’s revenue and other operating results;

●	changes in the financial projections we may provide to the public or the failure to meet these projections;

●	failure of securities analysts to initiate or maintain coverage of the Company, changes in financial estimates by any securities analysts who follow the Company, or the Company’s failure to meet these estimates or the expectations of investors;

●	the issuance of reports from short sellers that may negatively impact the trading price of the Ordinary Shares and/or Warrants;

●	recruitment or departure of key personnel;

●	the economy as a whole and market conditions in the Company’s industry;

●	new laws, regulations, subsidies, or credits or new interpretations of them applicable to the Company’s business;

●	negative publicity related to problems in the Company’s manufacturing or the real or perceived quality of the Company’s products;

●	rumors and market speculation involving the Company or other companies in our industry;

●	announcements by the Company or its competitors of significant technical innovations, acquisitions, strategic partnerships, or capital commitments;

●	lawsuits threatened or filed against the Company;

●	other events or factors including those resulting from war (including the recent outbreak of hostilities between Russia and Ukraine), incidents of terrorism or responses to these events;

●	the expiration of contractual lock-up or market standoff agreements;

●	volatility in the wake of the COVID-19 pandemic that has often been unrelated to the operating performance of particular companies

●	the continued impact of COVID-19 or other adverse public health developments; and

●	sales or anticipated sales of the Ordinary Shares and/or Warrants by the Company or the Company’s shareholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility.

The future exercise of registration rights may adversely affect the market price of Ordinary Shares.

Certain of our shareholders have registration rights for restricted securities under the terms of our Registration Rights Agreement with the Sponsor and certain other shareholders of ADSE Holdco and Subscription Agreement with the PIPE Investors, which provide for customary “demand” and “piggyback” registration rights for certain shareholders. Sales of a substantial number of Ordinary Shares pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions —Registration Rights Agreement.”

Certain shareholders that own a significant percentage of the Company may have interests that conflict with the Company’s or yours in the future.

Two of our shareholders beneficially own approximately 57.6% of the outstanding Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.” For so long as these shareholders continue to own a significant percentage of our Ordinary Shares, they will be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Ordinary Shares, they will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company and ultimately might affect the market price of the Ordinary Shares.

Our staggered board will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Ordinary Shares may view as beneficial.

The Company’s M&A provides that our board of directors has three classes of directors with staggered terms of up to three years until his or her successor is designated and qualified. During such term, our shareholders will have no power to remove directors without cause. The Company’s staggered board will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of Ordinary Shares and Warrants of the opportunity to sell their Ordinary Shares at a premium over the prevailing market price. Additionally, our staggered board may discourage proxy contests for the election of directors and purchases of substantial blocks of Ordinary Shares by making it more difficult for a potential acquirer to gain control of our board of directors.

No individual, group or other company will hold in excess of 50% of the voting power for the election of directors of the Company. Accordingly, we will not be a “controlled company” under the rules of the Nasdaq Stock Market.

We may issue additional Ordinary Shares or other equity securities without seeking approval of the shareholders, which would dilute your ownership interests and may depress the market price of the Ordinary Shares.

The Company has warrants outstanding to purchase up to an aggregate of 11,662,486 Ordinary Shares. In addition to the PIPE Financing, we may choose to seek third-party financing to provide additional working capital for our business, in which event the Company may issue additional equity securities. We may also issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The Company’s issuance of additional Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

●	the Company’s existing shareholders’ proportionate ownership interest will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding Ordinary Share may be diminished; and

●	the market price of the Ordinary Shares may decline.

There may be less publicly available information concerning the Company than there is for issuers that are not foreign private issuers because it is anticipated that the Company will be considered a foreign private issuer and will be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than issuers that are not foreign private issuers and the Company, as a foreign private issuer, will be permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions.

A foreign private issuer under the Exchange Act is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. It is anticipated that we will be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the Company’s board of directors, officers and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning the Company than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by the Company in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules we will be subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. We do not currently intend to follow any Irish corporate governance practices in lieu of Nasdaq corporate governance rules, but we cannot assure you that this will not change. If the Company determines to follow Irish corporate governance practices in lieu of Nasdaq corporate governance standards, we will disclose each Nasdaq rule that we do not intend to follow and describe the Irish practice that we will follow in lieu thereof.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although our management has elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers and convert from IFRS to U.S. GAAP. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price of the Ordinary Shares and/or Warrants and trading volume could decline.

The market price for the Ordinary Shares and Warrants depends in part on the research and reports that securities or industry analysts publish about the Company or the Company’s business. If industry analysts cease coverage of the Company, the trading price for the Ordinary Shares and/or Warrants would be negatively affected. In addition, if one or more of the analysts who cover the Company downgrade the Ordinary Shares and/or Warrants or publish inaccurate or unfavorable research about the Company’s business, the Ordinary Share and/or Warrant price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the Ordinary Shares and/or Warrants could decrease, which might cause the Ordinary Share and/or Warrant price and trading volume to decline.

Future changes in U.S. and foreign tax laws could adversely affect us.

The U.S. Congress, the Organisation for Economic Co-operation and Development, and government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting”, where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result the tax laws in Ireland, Germany, the U.S. and other countries in which we and our affiliates do business could change, on a prospective or retroactive basis, and any such change could adversely affect us.

We may redeem your Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making such warrants worthless.

We may redeem your Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making such warrants worthless. We will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sales price of the Ordinary Shares reported has been at least $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within the 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrantholders. We will not redeem the warrants as described above unless (i) a registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of such warrants is effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period or (ii) we have elected to require the exercise of the Public Warrants on a cashless basis; provided, however, that if and when the Public Warrants become redeemable by the Company, we may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

Recent trading prices for the Ordinary Shares have not met the $18.00 per share threshold at which the Public Warrants would become redeemable. In such a case, the holders will be able to exercise their Public Warrants prior to redemption for a number of Ordinary Shares determined based on the fair market value of the Ordinary Shares.

The value received upon exercise of the Public Warrants (1) may be less than the value the holders would have received if they had exercised their Public Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Public Warrants.

ADSE Holdco may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If ADSE Holdco is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined below) of Ordinary Shares or Warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. ADSE Holdco does not currently expect to be treated as a PFIC for the current or future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and depends, among other things, upon the composition of ADSE Holdco’s gross income and assets and its market capitalization, which is likely to fluctuate. Accordingly, there can be no assurance that Parent will not be treated as a PFIC for any taxable year. For a more detailed discussion of certain material U.S. federal income tax consideration that may be relevant to a U.S. Holder in respect of ADSE Holdco’s PFIC classification, please see the section titled “Item 10E. Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to acquiring, owning and disposing of Ordinary Shares and Warrants.

Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are formed under Irish law.

We are a company formed under the laws of Ireland, all of our properties are located outside of the United States, a majority of our directors and officers reside outside of the United States and all of our assets are and a majority of our assets are likely in the future to be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights against the Company, to effect service of process upon our directors or officers or to enforce judgements of United States courts predicated upon civil liabilities and criminal penalties on our directors under United States laws.

Our corporate affairs will be governed by the Company’s M&A, the Irish Companies Act and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Irish law are governed by the Irish Companies Act and the common law of Ireland. The rights of our shareholders and the fiduciary responsibilities of our directors under Irish law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Ireland has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. See “Comparison of Corporate Governance and Shareholder Rights” in the Company’s Registration Statement on Form F-4 declared effective by the SEC on December 7, 2021 for a discussion of certain differences between Irish and Cayman Islands corporate law.

The jurisdiction and choice of law clauses set forth in the Amended and Restated Warrant Agreement, and our status as an Irish company, may have the effect of limiting a warrantholder’s ability to effectively pursue its legal rights against us in any United States court.

The Amended and Restated Warrant Agreement provides that disputes arising under the Amended and Restated Warrant Agreement are governed by New York law and that the Company consents to jurisdiction in courts of the State of New York or the United States District Court for the Southern District of New York. This provision may limit the ability of warrantholders to bring a claim against the Company other than in courts of the State of New York or the United States District Court for the Southern District of New York and may limit a warrantholder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes under the Amended Warrant Agreement. The Amended and Restated Warrant Agreement, however, also expressly makes clear that this choice of law and forum provision shall not restrict a warrantholder from bringing a claim under the Exchange Act in any federal or state court having jurisdiction over such claim. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Irrespective of the ability of a warrantholder to bring an action in any such forum, due to the fact that we are an Irish company with all of our properties located outside of the United States, if a warrantholder brings a claim against us under the Amended Warrant Agreement, the Securities Act or Exchange Act, or otherwise, such warrantholder may have difficulty pursuing its legal rights against us in any United States courts having jurisdiction over any such claims.

A transfer of Ordinary Shares or Warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

The Irish Revenue Commissioners have confirmed that transfers of Ordinary Shares and Warrants effected by means of the transfer of book entry interests in the Depositary Trust Company (“DTC”) will not be subject to Irish stamp duty. It is anticipated that the majority of Ordinary Shares and Warrants will be traded through DTC by brokers who hold such shares on behalf of customers.

However, if you hold your Ordinary Shares and/or Warrants directly rather than beneficially through DTC, any transfer of your Ordinary Shares and/or Warrants could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the Ordinary Shares or Warrants acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your Ordinary Shares.

If the Ordinary Shares or Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Ordinary Shares and/or Warrants may be disrupted.

The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms.

The Ordinary Shares and the Warrants are eligible for deposit and clearing within the DTC system. We have entered into arrangements with DTC whereby we have agreed to indemnify DTC for any Irish stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Ordinary Shares and such Warrants. Accordingly, DTC has agreed to accept the Ordinary Shares and Warrants for deposit and clearing within its facilities.

However, while DTC has accepted the Ordinary Shares and/or Warrants, it generally will have discretion to cease to act as a depository and clearing agency for the Ordinary Shares and/or Warrants. If DTC determined at any time that the Ordinary Shares and/or Warrants were not eligible for continued deposit and clearance within its facilities, then we believe the Ordinary Shares and/or Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the Ordinary Shares and/or Warrants would be disrupted. While we would pursue alternative arrangements to preserve the Company’s listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the Ordinary Shares and/or Warrants.

In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

We do not intend to pay dividends on our Ordinary Shares in the foreseeable future. If we were to declare and pay dividends, in certain limited circumstances, dividend withholding tax (currently at a rate of 25%) may arise in respect of dividends paid on the Ordinary Shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and other exempt countries may be entitled to exemptions from dividend withholding tax.

The Irish Revenue Commissioners have confirmed that shareholders resident in the U.S. that hold their Ordinary Shares through DTC will not be subject to dividend withholding tax, provided the addressees of the beneficial owners of such Ordinary Shares in the records of the brokers holding such Ordinary Shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by the Company). However, other holders of Ordinary Shares may be subject to dividend withholding tax, which could adversely affect the price of their Ordinary Shares.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

Shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from the Company will not be subject to Irish income tax in respect of those dividends unless they have some connection with Ireland other than their shareholding in the Company (for example, they are resident in Ireland). Shareholders who receive dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends.

Ordinary Shares or Warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of Ordinary Shares or Warrants irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Ordinary Shares and Warrants will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents.

It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of holding Ordinary Shares and Warrants in, and receiving distributions from, the Company.

Provisions in the Company’s M&A and under Irish law could make an acquisition of the Company more difficult, may limit attempts by Company shareholders to replace or remove the Company’s management, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers, or employees, and may limit the market price of the Ordinary Shares and/or Warrants.

Provisions in the Company’s M&A may have the effect of delaying or preventing a change of control or changes in the Company’s management. The Company’s M&A include provisions that:

●	require that the Company’s board of directors is classified into three classes of directors with staggered three-year terms;

●	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships; and

●	prohibit shareholder action by written consent without unanimous approval of all holders of Ordinary Shares.

The Company’s M&A contains exclusive forum provisions for certain claims, which could limit the Company’s shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

The Company’s M&A provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act 1933 of the United States (the “Federal Forum Provision”). Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt the Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by the Company’s shareholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and the Company’s M&A confirms that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act. Accordingly, actions by the Company’s shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of the Company’s securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. Additionally, the Company’s shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may lead to the Company’s shareholders incurring increased costs if they were to bring a claim against the Company, and may limit the Company’s shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with the Company or the Company’s directors, officers, or other employees, which may discourage lawsuits against the Company and the Company’s directors, officers, and other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in the Company’s M&A to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which may have an adverse effect on our business, financial condition and results of operations.

As a matter of Irish law, the Company’s shareholders are bound by the provisions of the Company’s M&A. An Irish court would be expected to recognize the exclusive jurisdiction of the federal district courts of the United States of America in respect of causes of action arising under the Exchange Act or the Securities Act 1933.

As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of the shareholders of the Company, which may limit our flexibility to manage our capital structure.

Irish law generally provides that a board of directors may allot and issue shares (or rights to subscribe for or convert into shares) if authorized to do so by a company’s constitution or by an ordinary resolution. Such authorization may be granted for up to the maximum of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. The Company’s M&A authorizes the Board of Directors of the Company to allot shares up to the maximum of the Company’s authorized but unissued share capital until December 22, 2026. This authorization will need to be renewed by ordinary resolution upon its expiration and at periodic intervals thereafter. Under Irish law, an allotment authority may be given for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of shares being sought or approved.

While Irish law also generally provides shareholders with pre-emptive rights when new shares are issued for cash, it is possible for the Company’s M&A, or for shareholders of the Company in a general meeting, to exclude such pre-emptive rights. The Company’s M&A excludes pre-emptive rights until December 22, 2026. This exclusion will need to be renewed by special resolution upon its expiration and at periodic intervals thereafter. Under Irish law, a disapplication of pre-emption rights may be authorized for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of unissued shares being sought or approved.

Attempted takeovers of the Company will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel.

We are subject to the Irish Takeover Rules, which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish public limited companies listed on certain stock exchanges, including Nasdaq. The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field. For example, pursuant to the Irish Takeover Rules, the Board of Directors of the Company will not be permitted, without shareholder approval, to take certain actions which might frustrate an offer for Ordinary Shares once the Board of Directors of the Company has received an approach that might lead to an offer or has reason to believe that an offer is, or may be, imminent.

Under the Irish Takeover Rules, if an acquisition of Ordinary Shares were to increase the aggregate holdings of the acquirer (together with its concert parties) to 30% or more of the voting rights of the Company, such acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding Ordinary Shares at a price not less than the highest price paid by such acquirer or its concert parties for Ordinary Shares during the previous 12 months. This requirement would also be triggered by the acquisition of Ordinary Shares by any person holding (together with its concert parties) between 30% and 50% of the voting rights of the Company if the effect of such acquisition were to increase that person’s voting rights by 0.05% within a 12-month period.

Anti-takeover provisions in the Company’s M&A could make an acquisition of the Company more difficult. The Company’s M&A contains provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of Ordinary Shares, adversely affect the market price of Ordinary Shares, and adversely affect the voting and other rights of shareholders of the Company. These provisions include: (i) permitting the Board of Directors of the Company to issue preference shares without the approval of Company Shareholders, with such rights, preferences and privileges as they may designate; and (ii) allowing the Board of Directors of the Company to adopt a shareholder rights plan upon such terms and conditions as it deems expedient in the interests of the Company.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland (“ADSE Holdco”, the “Company”, “we”, “us”, “our” or similar terms), was incorporated in Ireland on July 26, 2021 as a public limited company. ADSE Holdco serves as a holding company for ADSE GM and its subsidiaries. Prior to the Business Combination, we did not conduct any material activities other than those incident to our formation and certain matters related to the Business Combination, such as the making of certain required securities law filings. Upon the closing of the Business Combination, ADSE GM became the direct, wholly owned subsidiary of the Company, and holds all material assets and conducts all business activities and operations of the Company. The Company’s principal executive office is located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company’s telephone number is +353 1 920 1000.

On August 10, 2021, ADSE Holdco entered into a business combination agreement (the “Business Combination Agreement”) with EUSG, ADSE GM, Merger Sub, and the shareholders of ADSE GM (“ADSE GM Shareholders”), pursuant to which (i) EUSG would merge with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity of the Merger and continuing as a wholly-owned subsidiary of ADSE Holdco, followed immediately by (ii) the transfer by Bosch Thermotechnik GmbH (“Bosch”) to ADSE Holdco, and ADSE Holdco’s acquisition from Bosch, of certain shares of ADSE GM in exchange for the Cash Consideration (as defined in the Business Combination Agreement) (the “Bosch Acquisition”), and (iii) concurrently with the Bosch Acquisition, ADSH, and Bosch would transfer as contribution to ADSE Holdco, and ADSE Holdco would assume from ADSH and Bosch, certain shares of ADSE GM in exchange for Ordinary Shares (the “Share-for-Share Exchange” and, together with the Merger, the Bosch Acquisition and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

On December 22, 2021, the parties to the Business Combination Agreement consummated the Transactions, resulting in EUSG ceasing to exist and ADSE GM becoming a wholly-owned subsidiary of ADSE Holdco and the securityholders of ADSE GM and EUSG becoming securityholders of ADSE Holdco. On the business day immediately prior to the closing of the Merger, EUSG consummated the closing of a series of subscription agreements with accredited investors for the sale in a private placement of 15,600,000 Class A ordinary shares of EUSG (“EUSG Class A Ordinary Shares”) for an aggregate investment of approximately $156 million, which shares were automatically cancelled in exchange for 15,600,000 Ordinary Shares upon the closing of the Transactions.

ADSE Holdco is subject to certain of the informational filing requirements of the Exchange Act. Since ADSE Holdco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of ADSE Holdco are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, ADSE Holdco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, ADSE Holdco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that ADSE Holdco files with or furnishes electronically to the SEC. Such information can also be found on ADSE Holdco’s website (https://www.ads-tec-energy.com/en/). The information on or accessible through our website is not part of, and is not incorporated by reference into, this Annual Report.

4.B. Business Overview

Our Vision

Our vision is to accelerate the transition from a primarily fossil-based economy to a majority all-electric, carbon (CO2) neutral economy by supplying intelligent and scalable battery-based ecosystem platforms consisting of hardware, software and services upon which our customers can operate their individual energy-related business models in the areas of electric vehicle (EV) ultra-fast charging on power limited grids, residential sector coupling, and a wide range of commercial and industrial applications.

Business Strategy

We are a supplier of integrated technology platforms (ecosystem platforms) that enable customers to run their EV charging and energy business models on those decentralized platforms. Our ecosystem platforms consist of hardware, software and services and are designed to provide key functions such as flexibility (energy storage with a battery), intelligent energy- and data management, as well as a wide range of related and recurring digital and physical services. We believe that these decentralized ecosystem platforms will play a significant role in the transition to a low carbon economy. These decentralized systems are getting more and more complex as the level of integration increases. Development must follow continuous changes in regulatory requirements and component improvements. Batteries, power inverters and all the software and security involved must be serviceable and maintained over a long period of time. For the leading players in the future energy market such as utilities and operators, the question of which platforms to invest in and run their business on will, in our opinion, be based on the quality and total cost of ownership of such platforms. Our core business is providing and servicing these ecosystem platforms to, ideally, all of the future power companies, in principle, striving to reach a CO2 neutral world. Due to the depth of our experience and capabilities across a wide range of technical disciplines, we have positioned ourselves as partner of choice for customers running their business and serving their end-customers on these platforms. We strive to penetrate three main domains of the decentralized energy market: (1) Ultra-fast Charging on power limited grids; (2) Residential sector coupling; and (3) Commercial & Industrial applications.

The High Power Charging opportunity

EVs are expected to play a significant role in mobility. Bloomberg NEF (“BNEF”) expects that yearly sales of electric vehicles globally will reach double digit millions per year between 2026 and 2030. This will lead to a strong increase of EVs in the vehicle population, requiring increasingly quick, reliable, and comfortable charging. Consumers expect at least a comparable convenience and freedom of mobility they are used to with internal combustion vehicles (ICV) today. Charging within hours might be acceptable if the car is not needed (for example, at night or at the workplace). With an upcoming mobility mass-market, we expect that vehicle owners will want to recharge their vehicles to gain meaningful additional range quickly not only during long-distance travel, but also within the local area they are situated. It cannot be expected that people will be willing to plan a journey like people did 100 years ago. Sudden events, spontaneous rides and unexpected travel must be covered. Hence, ultra-high-power chargers must be widely available in a wide-area network, not only on the highway. Our equipment, which allows the driver to add 100 miles of range in less than 10 minutes (if the car allows sufficient power input), addresses this need of ultra-fast charging everywhere.

Charging electric vehicles in minutes typically requires DC fast charging with charging power in excess of 100kW. We believe that power grids are generally not designed to provide this amount of power at all locations without an upgrade of the grid. We believe, from an economic perspective, that it will not likely be considered reasonable to expand and upgrade the grids everywhere to provide this amount of power just for temporary charging. We have developed a solution to provide a quick charge within minutes with up to 320KW, which we believe will enable ultra-high charging power on a lower power grid connection starting from 30/50 KW subject to local regulation. Our charger works with an internal battery buffer. The buffer will be filled from the existing grid at a lower power rate. As soon as the car shows up to get recharged, the available grid power can be boosted up to 320KW by using the buffered energy in the charger.

These decentralized chargers must be small and quiet. Installations at gas stations, condominiums, apartment houses, and in major downtown metropolitan areas, must comply with the given limitations of space, grid access and noise acceptance. We are focused on ultra-high-power chargers on power-limited grids. We intend to provide these platforms to all types of charging companies so they can enhance their existing product portfolio.

The Energy transition opportunity

We believe that the global objective of a CO2 neutral energy system requires a more or less “majority-electric energy system”. The transition will be driven by regenerative energy generation, such as solar, wind and water energy generation, which leads to two central challenges in energy production. First, the production of energy from regenerative sources fluctuates as wind is not constant but is part of changing weather conditions, and solar energy fluctuates with day and night, yearly seasons, and the current weather. Due to this and the fact that the regenerative sources need to follow the natural conditions and cannot be located everywhere, regenerative energy is best produced in decentralized and scalable units. Therefore, some of the centralized power plants are going to be replaced by decentralized systems capable of coping with volatile power generation. We believe that the demand on the energy system will further increase with the roll-out of electric vehicles being a large contributor. We believe the asynchronous power generation and consumption patterns need to be balanced, and a temporary energy and power surplus needs to be provided flexibly on demand.

In our view, the only way to manage this transition will be based on millions of distributed intelligent ecosystem platforms. These ecosystem platforms are an integrated combination of energy-buffers, power-electronics, controls, and state of the art security. In the future, energy providers are expected to operate and manage these decentralized ecosystem platforms by connecting them to “virtual powerplants”. Driven by IT-based and very intelligent systems and algorithms, the future power companies will find and manage the operational balance of such decentralized systems in order to ensure reliable energy supply and local peak power to the economy. Energy companies will in the future be not only the traditional power/electricity companies but also other utility, oil and gas companies, and automotive original equipment manufacturers, as well as new players such as start-ups with new digital business models. It is our mission to provide such future energy providers with the best and most reliable decentralized ecosystem platforms accompanied by services over long-term periods to run their own complex business models and serve the end-customers.

Our customers need to make significant long-term investments in the build-out of the energy infrastructure be it for a charging infrastructure for electro-mobility, energy storage systems for industrial or utility applications or residential solutions for sector coupling at the end-customer. It is the core business of ADSE to provide these ecosystem platforms to all kinds of future power companies in flexible contractual set-ups including long-term services. The market in which ADSE operates is characterized by strong growth, new market entrants among its customers, and constantly evolving customer preferences, technology and regulations. Due to our strategy to have the core technology and know-how in-house, and the resulting ability to continuously adapt our portfolio to new regulatory or market requirements, we are able to offer solutions for the long-term.

The conditions of national, regional and even local energy systems may vary significantly and may require individual solutions. This is not only due to local regulations and governmental strategies, but also because of individual combinations and use cases. Local generators provide power when the sun is shining, or the wind is blowing, but not always when the power is needed, or when people want to charge their cars.

We are not selling to the private end customer. We are not a utility company or a charge point operator. We aim to be the partner of choice for the future power companies and to provide highly integrated ecosystem platforms and services so they can run and optimize their businesses. We are offering a range of digital services to the partners which enables them to optimize their individual business model.

We believe our products will often be considered as part of the “critical infrastructure” when this transition happens. It is very important that these assets can be maintained and operated safely and securely over a long period of time. It is a question of total cost of ownership and reliability. We help to reduce the risk for our customers by taking care of these decentralized complex assets. This is possible because of our ability to develop and service these products in-house, which minimizes the dependency on component suppliers such as battery-systems or power-electronics providers. We can even provide in house the relevant software and firmware.

Products and Services

Our portfolio of ecosystem platforms target the market in three areas: (i) DC-based ultra-fast charging for EVs on power limited grids, (ii) energy storage and management solutions for commercial & industrial applications, and (iii) energy storage and management solutions for residential sector coupling applications.

Charging

The ADSE charging product portfolio offers battery-supported fast charging solutions for electromobility with up to 320 KW charging power. The combination with energy storage enables applications in areas where the grid performance is insufficient to directly provide ultra-fast charging. ADSE offers stationary (ChargeBox), semi-mobile (ChargePost) and mobile solutions (ChargeTrailer, a mobile ultra-high-power charging park with 10 DC outlets per trailer).

The portfolio comprises three platforms:

ChargeBox. This is the existing system which is certified in Europe (CE) and the US (UL). The product is in full production and we currently have capacity to produce up to 5,000 systems per year. The ChargeBox is perfect for separated installations of up to two dispensers and the ChargeBox which contains the battery and power inverters. Based on a very small footprint (approx. 1.2 x 1.2 meters), the ChargeBox can be installed almost anywhere where space is scarce. Up to two dispensers (charging cable outlets) can be installed separated up to 100m with a small footprint of approximately 400 x 400mm.

ChargePost. The ChargePost is a product that we expect to be available in late 2022. It can be connected to existing low power grids and requires virtually no additional construction work in most situations, starting with approximately 20kW at 400 V. Furthermore, the ChargePost can have advertisement screens allowing our partners and customers an additional revenue stream out of the investment. Grid services such as bidirectional operations and physical services such as frequency regulation or reactive power supply will be able to be operated on this system. The ChargePost is a semi-mobile ultra-high-power charger which can easily follow the demand by providing up to 300KW charging power even on low powered grids.

The ChargePost can be placed in space-restricting locations, such as city centres, gas stations, shopping malls, residential areas and in companies for permanent or temporary use. One advantage for network operators is that they can be relocated if certain sites develop more strongly than others. Operators may optimize their investment in case the location shows a weaker utilization than expected.

ChargeTrailer. The ChargeTrailer is, to our knowledge, the world’s most powerful mobile high power charging system in the form of a standard truck trailer size and weight. Ten electric vehicles can be charged simultaneously with up to 320 kW each. The battery modules currently have a storage capacity of 2.1MWh. It is effectively a mobile ultra-high power charge park. The charging technology is suitable to a variety of use cases including the installation on high-traffic routes during holiday periods, for marketing or press events, for driving events of electrified vehicles and as a charging facility at festivals. The trailers are planned by ADSE’s customers to travel all over Europe providing temporary charging power.

The truck has several integrated inverters, air-conditioning, an energy management unit, a security firewall, as well as a communication unit via mobile radio and DC-charging technology. The ChargeTrailer offers a scalable AC connection to the 400 V distribution grid. The ChargeTrailer is designed for outdoor use.

Source: Bloomberg NEF

Commercial & Industrial

The energy transition will also take place on commercial and industrial sites. ADSE has a broad range of experience in this area. Potential uses for these products include peak shaving, black start, grid services, and self-optimization. Today, ADSE is using standard inverters from the market. In the future, ADSE intends to use its own inverter system which allows a better control of the margin, stable ability to act, and independency from suppliers. The C&I market is expected to grow significantly.

Our product offerings in C&I include the PowerBooster, the Container-Systems and the Rack systems.

PowerBooster

The PowerBooster is a battery energy system with an integrated inverter, security, and communication unit. It provides, for example, boosting capacity for the charging process. Power and capacity may vary due to inverter and battery cell types.

Potential uses for the PowerBooster are, among others, peak load capping, as a buffer-storage for self-consumption of solar power, and for emergency power supply.

In addition to the storage function of the PowerBooster, the decentralised battery system can be installed as grid service stations directly at the site and can be connected to the 400 V distribution networks. Additional functions such as voltage stability, delay for optimum bandwidth utilisation of the network, frequency regulation, and reactive power supply are possible. It is for these distribution networks, which might be temporarily overloaded due to renewable supply, that smart grids are in high demand in order to better utilize existing networks.

Container-System

For large-scale applications, ADSE supplies custom battery systems as complete 20- or 40-foot container solutions with up to the MW and MWh capacity. The modular design and the comprehensive IT management system allow virtually unlimited scalability of the container solution. The Container-Systems are built with power electronics and inverters from various manufacturers.

Rack-System

StoraXe Rack Systems address the area of larger systems and infrastructures, providing power and storage capacities that range between 50kW/50kWh, and multiple MW/MWh with nearly unlimited scaling options. The Rack systems can be supplied as storage components or as a complete system with power electronics (inverter from third party suppliers), allowing for peak-shaving, and swarm operation.

MultiScale

The PowerBooster with an ADSE integrated MultiScale inverter is a pipeline product under development and will be rolled-out in the future. The MultiScale will be a scalable AC/DC power inverter with its own control system and will extend the PowerBooster as well as the rack systems to create a fully integrated energy storage solution. ADSE’s MultiScale system will offer emergency power supply in cases of power outages and stands out with its compatibility with the ADSE scalable battery. Integrating their own power electronics will lead to a higher efficiency, lower costs and extended service capabilities for the strong growing market in the area of C&I.

Digital Services

The energy management product portfolio ranges from offline versions of a decentralized individual system to complex connected systems. ADSE’s current portfolio includes their own BMS with a Digital Twin, Big-LinX Energy and the Energy Management System.

The integrated BMS is an in-house solution that facilitates monitoring of battery cells during the operation. Big-LinX Energy is the cloud-based solution for monitoring the system from anywhere and enables the administration and remote management of the installed systems. In addition, the Energy Management system enables the operator to locally control the systems. Since ADSE has access to the software, it is possible to provide interfaces and customized adaptions which allows operators and power companies to interconnect with ADSE platforms and integrate these into their own energy management systems.

Residential

The product portfolio Residential is designed for the huge market of single and multi-family houses. In these applications, areas are often available for PV generators, and the task of energy management goes beyond mere day/night shifts. Individual optimization options are available in a combination of different operating modes. The goal is to synchronize production and consumption with the given boundary conditions and dynamic behavior in the best possible way.

MyPowerplant

The energy transition will take place in residential homes as well. We already have markets, such as Germany, with regulation and incentive schemes to accelerate the use of renewable energy-operated systems. In the future, it is expected that residential heating systems will be expanded by electrical heat pumps or fuel cells, PV gensets on rooftops, and electric vehicles in garages, which will be integral elements of the residential energy system. Today we see early adopters, enthusiasts and people investing due to the subsidies they get from government installing PV, but soon we expect the market of renewable energy technology for single and multi-family homes to become a mass-market, which will require easy to install and preferably maintenance free solutions. Instead of many different suppliers of individual sub-systems (PV Inverter, Battery-System and a Wallbox) with different interfaces, software, and controllers, we believe “all-in-one” platforms from one supplier with a bespoke set of services will be needed.

ADSE is developing such an all-in-one platform. It is called MyPowerplant. The system can be connected to 1/3 phase low powered grids, has a scalable battery, direct PV module inputs and a DC/DC wallbox providing up to 20KW even at home.

Our ownership of this technology allows for a long-term supply and service offering to our partners. They will be able integrate MyPowerplant in their own environment and energy management and benefit from two sides: First, they can optimize their own energy management by connecting thousands of these platforms to a virtual powerplant; and secondly, they can offer the end customer a perfect and reliable service package up to an offer for an energy flat rate.

Market Opportunity

Charging

The EV charging market is profiting from the recent increase in the global demand. Based on stringent emission regulations and an increasing customer acceptance of EVs, including the associated increase in the number of EV models offered by OEMs, the demand has accelerated strongly. Going forward, ADSE expects that the EV market, accompanied by an increasing demand for chargers, will continue to show strong growth, and expects prices for EVs to fall, partly due to lower battery costs, stronger performance of new EVs and the availability of a charging infrastructure supported by public investments, incentives and regulations. According to BNEF, the demand for EVs in ADSE’s target markets will increase between 2020 and 2025 by almost 30% per annum.

As the EV penetration is steadily increasing, new vehicle models with a greater charging capacity, voltage (400V and 800V) and battery — such as the Porsche Taycan are in demand. Based on the continuous evolution of the EV’s performance, ADSE expects an increasing demand for the ultra-fast charging infrastructure to make use of the technological advancement. This trend is fueled by a low consumer acceptance for long charging periods of greater than 30 minutes. Therefore, ultra-fast charging (>150kW) has gained significant importance and will experience significant growth rates within the charging market.

However, we believe most of the existing power grids in Europe and the US are not designed for providing area-wide ultra-fast charging anywhere. As of today, the low power from the grid is limiting the electro mobility. With ADSE’s charging systems, solutions are available which allow ultra-fast charging despite the limitations of the grid. Profiting from the integrated battery buffer, the power received from the standard low power grid connection (30 – 110 kW) will be used for continuously charging the integrated battery and allowing power output to the vehicle of up to 320 kW.

The accompanying expansion of the EV infrastructure is supported by government funds. According to eurelectric, investments of ~€400 billion in the EV infrastructure are needed through 2030 in Europe, and the latest infrastructure program in the US includes up to $7.5 billion for charging platforms.

Battery storage solutions

Going forward, renewable energy will likely become the essential energy source by receiving broad political support and experiencing tailwinds from rising environmental awareness. Up to 40% of world electricity in 2040 will come from renewable sources.

However, a main constraint is that renewable energy sources aggravate the load of the electricity network as they strongly depend on weather conditions, which leads to a fluctuating energy output. To provide the necessary flexibility, an intelligent network with local energy storage solutions and management systems is required to accommodate changing electricity demand patterns of consumers, daily peaks in electricity consumption (e.g. through EV charging) and the trend towards self-sufficient off-grid energy supply. Using electricity generated by renewable energy sources universally requires the ability to couple energy consumers and producers with the use of intelligent energy management and battery systems.

Therefore, the strong growth in these volatile energy sources requires high investments into smart grid technology and energy storage solutions in order to ensure the requested power supply. According to BNEF, the expected boom in the energy storage market will draw $662 billion in investment over the next two decades. The demand for storage will increase to balance higher proportion of variable, renewable generation and consumption in the electricity systems.

In addition, the strong market demand is expected to be supported by an expected price drop in lithium-ion batteries (there was already an 85% reduction from 2010-2018) mainly driven by increased supply chain efficiencies, enabling a cheaper production of the batteries coupled with incremental improvements in energy density.

ADSE has a product portfolio available and in the pipeline well-suited to address key challenges for the transition to a majority-electric world. Besides the energy storage solutions for the commercial and industrial use, ADSE’s intelligent energy management system, MyPowerplant, promises to generate high market demand based on the opportunity of sector coupling at home with the integration of PV, battery storage, DC charging and energy management in one platform.

Distribution, Marketing and Strategic Relationships

ADSE has a product and eco-system-platform and a development pipeline which will allow it to diversify in the three end-market segments: “Charging”, “Commercial & Industrial” and “Residential”. All three markets have already been served by ADSE. In general, ADSE applies a B2B market approach serving all kinds of the Future Power Companies.

ADSE sells to leading companies operating the ADSE products and platforms. This can be a direct sales and support approach or by utilizing value-added resellers as distribution partners. The decentralized energy market is changing rapidly, and ADSE is enabling its partners to follow this fast change. The marketing, distribution and sales strategy follows the business strategy: ADSE is the company and partner serving the “Future Power Companies” with best-in-class technology and long-term services to optimize the operation and TCO (total cost of ownership).

Direct sales relationships are preferred for large and strategic long-term partners with strong regional and/or thematical market access. These customers are taking advantage and benefit from a high level of integration of the ADSE platforms in their own business models, backend systems and decentralized service concepts. These partners and ADSE customers are operating the infrastructure by themselves and optimize the offerings to a wide range of end-customers. Examples for this type of partners are utility companies, oil & gas companies, charge-point operators, etc. ADSE may from time to time support direct sales relationships with financing to enable customer operation and purchase of ADSE platforms. ADSE entered into its first such relationship in 2021.

Value-added resellers act as multipliers for ADSE into the distributed local wide area networks for individual needs and business models. They have a strong existing network and a highly skilled partner base, as well as the ability to ensure long-term customer satisfaction through a complete service offering. The value-added reseller is running an established logistic and service network and helps its partners and customers to benefit from adapting the products, platforms and services to their local and individual use. These can sometimes be niches with special but important use cases.

In addition to the outright sales of products, platforms and services, ADSE may enter into partnership agreements with either direct sales customers or resellers to pursue certain projects. These projects may include the acquisition of a financial interest in joint ventures or other project-related forms of partnership. These partnerships would pursue specific market opportunities for selected products or in certain regions. Such partnerships may also include ADSE entering into some form of limited exclusivity. If this is the case, the terms of the exclusivity may limit other sales opportunities which could have been pursued without such an agreement. ADSE will only enter into such limited exclusive relationships if it expects that the benefit from such a partnership would outweigh the potential disadvantages of any limitations which might result from such partnership.

ADSE pursues a B2B business model and offers its products to preferred highly skilled and long-term oriented customers and partners. While ADSE provides technical services, customized product adaption, and training, as well as customized support, spare parts, service agreements and digital services to its customers and partners, the customer or partner maintains the direct contact and relationships with the end-users. ADSE believes this business model creates a long-term partnership that is beneficial not only to ADSE and its customers/partners, but also the end-customer who sees “one face to the customer”.

ADSE believes this approach best suits a quick expansion of its market presence and long-term growth, and it also provides incentive for its customers and partners to grow their business as well. If the customers and partners do not actively support ADSE’s products, they will not achieve the full benefit of the ADSE platform integration in their business models. In addition, they may not qualify for local subsidies (for example grid expansion or other solutions that are made more attractive due to such subsidies) or will not be as competitive in the markets they serve. ADSE’s markets are very distinct and volatile in terms of how to address the existing and potential customers, hence ADSE has developed and will further develop an individual go-to market strategy for each end-market and region. Market development will be a strategic and ongoing important focus.

Charging

The market for charging services, or selling electric energy to drivers of electrified vehicles, is characterized by dynamic growth and the entrance of new market participants. ADSE’s flexible go-to-market strategy — providing platforms and services to many owners and operators — allows it to directly or indirectly serve all incumbent and future operators of charging equipment. ADSE serves the charging market either through direct sales or resellers as distribution partners. Orders may be generated through any one of the market participants fulfilling crucial functions in setting-up and operating charge points, including project developers, the charge point operator (CPO) itself, installation and infrastructure service companies, energy companies, and site owners. Usually, ADSE’s customers or distribution partners fulfill several of the above functions.

In order to further improve market penetration, ADSE has approached a large number of potential customers through a central mailing initiative. This generates leads which are then shared with the distribution partners.

Commercial & Industrial

In the Commercial & Industrial segment, ADSE sees a trend from individual customer specific storage containers to flexible scalable solutions.

For Commercial customers with energy storage requirements of just some hundred kW/kWh, ADSE utilizes both a direct sales approach and resellers. Resellers as distribution partners have access to a large number of customers and can serve the entire market, such as specialized wholesalers, large installation service companies, or companies who offer ADSE’s products as part of a complete product offering to their customers. Direct customers are typically commercial companies with an individual energy storage need and the capability to operate it.

The Industrial segment today mainly comprises energy storage containers and the ADSE products “PowerBooster”. Storage sizes typically range from 100kWh to single digit MWh. Customers require a specific solution for a certain energy management need and operate the systems by themselves. Those customers are mainly served through direct sales. Besides the delivery of the product ADSE typically designs the required system according to individual customer specifications in cooperation with the customer. In addition, ADSE sometimes participates in tenders for larger projects. It is expected that the “commercial & industrial” segment will benefit from the need that companies will be measured according to their contribution to a CO2 neutral operation. Renewables, EV-Charging and local energy management will get a higher priority and therefore flexibility such as decentralized energy management and storage will be needed.

Residential

Today, the market is mainly characterized by small battery packs which are connected to the local PV-generator on the rooftop. In the future, there is a need for a more intelligent sector coupling at the home in order to combine the power generation through PV and cogeneration of heat and power, as well as with EV charging and providing grid services. Here, ADSE expects to be well-positioned with its future platform MyPowerplant. Due to the general business model and the highly fragmented market, ADSE uses mostly resellers as distribution partners. Typically, ADSE will sell to a value-added reseller who may be an energy utility, a wholesaler of home energy equipment, or a vendor of other complementary home energy equipment with a network of their own, or independent electricians and installation and service companies who will undertake the installation at the individual site and ensure the maintenance service. ADSE sees itself as the ideal partner to provide support along the whole technology chain over many years to provide physical and digital services and interfaces. Those resellers have access to a larger number of customers and can cover entire regions or product segments. In selected cases, ADSE may also serve customers directly who operate the equipment by themselves as part of a network (swarm operation).

Environmental Issues

ADSE and its operations, as well as those of ADSE’s contractors, suppliers and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation and disposal of hazardous substances and wastes as well as electronic wastes and hardware, whether hazardous or not. These laws may require ADSE or others in ADSE’s value chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on ADSE’s operations. The installation of high power charger and battery storage systems at a particular site is generally subject to oversight and regulation in accordance with provincial, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits that may vary by jurisdiction.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. Future legislation and regulations relating to hardware manufacturing, electronic waste or batteries, could cause additional expenditures, restrictions and delays in connection with ADSE’s operations as well as other future projects.

Further, ADSE currently relies on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is ADSE’s or its contractors, may result in liability under environmental laws, under which liability may be imposed without regard to fault or degree of contribution to the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, ADSE may not be able to secure contracts with third parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations. See also “Risk Factors — Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or results of operation.”

Competition

ADSE is diversified across the areas of charging for e-mobility, commercial & industrial and residential applications and considers itself well-positioned in the event of a market change or competitive dynamics in any of those segments individually.

In the EV infrastructure charging market (non-residential), ADSE focusses on battery-buffered ultra-fast charging systems. This comprises charging systems with a charging power above 150kW. Due to its ability to provide ultra-fast charging even at power limited grids and hence its specific use cases, ADSE regards battery-buffered ultra-fast chargers as a distinct market segment of ultra-fast chargers.

ADSE believes there are several potential competitors still in the prototyping phase and may offer battery-based products similar to ADSE’s products in the future. In terms of technical specifications in particular, due to the combination of high available charging power with a small footprint and low noise emission, ADSE believes it is well-positioned compared to current and future competitors. A particular advantage of the HPC Booster is that it can be located very flexibly at a broad range of potential customer sites due to the battery and charging pole being separated (up to 100m apart from the ChargeBox). By continued R&D efforts, ADSE strives to incorporate new technical developments in battery technology, into its products.

While ADSE sees battery-buffered ultra-fast chargers as a separated market segment, non-battery buffered grid connected ultra-fast chargers do in principle compete with battery-based ultra-fast chargers in those cases in which enough power at the current grid connection is available, or an upgrade of the grid is economically reasonable or preferred by the investor for some reason. This may often be the case in typical applications such as central charge parks or super chargers on near highway locations. ADSE sees compact and ultra-fast chargers with an integrated battery buffers in many cases still as the more economic and more suitable solution, especially when high power rates are not requested continuously or at least for the majority of the time.

As the number of EVs continues to grow, so will the need for a charging infrastructure, including ultra-fast chargers. Solutions that do not have an integrated energy storage capability rely on the available grid capacity, or need expensive and long-term expansion of the grid network to offer ultra-fast charging. Solutions may also require a separate energy storage system with related investment costs and space requirements. Therefore, ADSE sees itself in a good competitive position for the necessary extension of the EV-charging infrastructure based on existing grid conditions.

With the increasing EV population, the number of wallboxes sold for home charging will likely increase as well. While home charging in principle may reduce the usage of public charging, ADSE sees a strong market opportunity for public charging driven by the higher number of EVs in the market. Overall, due to the different use cases and technology, ADSE does not see AC-wallboxes as separate and not directly competing market. In contrast, ADSE sees a potential of DC charging at home or at company sites as a potential market opportunity in future.

In addition to the incumbent market participants the possibility persists of new players entering a still developing market and gaining market share with innovative products. However, due to the advanced expertise and knowledge as well as the ecosystem platform technology and long-term services, ADSE expects to be able to effectively compete even with such new potential market entrants.

In the Commercial & Industrial segment, ADSE focuses on applications in which it believes it has a competitive advantage due to the overall platform integration accompanied by digital and physical services. With the Multi-Scale based PowerBooster, ADSE will be able to offer an innovative product with an integrated scalable power inverter providing a fully integrated energy storage solution to the market.

In the Residential segment, ADSE intends to offer a highly integrated eco-platform that specially addresses the needs of single and multifamily homes who would like to integrate renewable energy generation at the site through PV or power-heat cogeneration units, DC-Charging at home, scalable energy storage and a connection to the electricity grid.

In addition, with an increasing market size for residential energy storage and management systems, competition from existing and new competitors may increase. Given a fragmented end-customer base and the need to install those products at the individual site of use, ADSE relies on distribution partnerships. For example, ADSE relies on heating systems manufacturers or installation companies and networks, depending on the individual market in which ADSE operates. While ADSE believes that its current and future products are an attractive complement to the offering of its current and potential future distribution partners, ADSE may have difficulties to attract distribution partners in the future, or such distribution partners may not yield the revenues anticipated by ADSE for such partnerships which may limit our growth.

While ADSE sold its products in the past mainly in Germany, ADSE has started to internationalize its business by selling and offering products in US and other markets in Europe. While ADSE strives to develop and market its products on contractual terms and conditions in such way that its products comply with the necessary regulation in those markets. Consequently, the competition in such markets may change over time significantly, and other factors including but not limited to governmental or local regulation and subsidies may create obstacles for ADSE to compete in such markets and may create limiting factors to its growth.

Raw Materials and Suppliers

ADSE sources a number of key raw materials, parts and supplies for the assembly of its products including but not limited to semiconductors, power modules, battery cells, HVAC components, mechanical systems, electrical components, and electronic components, such as conductors, switches, fuses and DC-meters. While ADSE strives to source standard components where possible, many components are sourced from single suppliers for which it may not be possible to find an alternative source in a short period of time or even at all. In addition, supplier changes may have impact on certification and customer acceptances. Due to ADSE competencies in design and manufacturing, it expects that in principle almost any supplier can be replaced over time. However, such replacements may require additional development work, which may have negative impact on the ADSE’s ability to deliver products and its profitability.

Raw materials, parts and supplies obtained from third-party vendors contained and may contain defects resulting in the malfunction of ADSE’s products. ADSE could be subject to claims that its products are defective or have malfunctioned, or even that persons were injured or purported to be injured as a result of such defects, and ADSE’s customers may bring legal claims against ADSE to attempt to hold it liable. Any insurance that ADSE carries may not be sufficient or it may not apply to all situations. To the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. See “Item 3.D. Risk Factors — Our technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.” For example, certain of our customers have experienced a malfunction in our High-Power Charger that we believe is the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and repair these defects or replace such products under our warranty. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Results of Operations – Comparison of the Twelve Months Ended December 31, 2021 and 2020 – Other Expenses.” We expect to continue to address this issue, and this defect or similar events in the future could adversely affect our brand, relationships with customers and vendors, operating results or financial condition

Employees and Human Capital Management

As of December 31, 2021, ADSE had 109 employees (105 in Europe, 4 in U.S.). These employees include 26 in sales, 48 in operations, 33 in product development, and 2 in general and administrative positions. ADSE currently also relies, and may continue to rely, on professional employer organizations and staffing organizations for the employment to complement our workforce. Additionally, ADSE has retained a number of expert advisors and consultants that help navigate it through different aspects of its business. ADSE considers its relations with its employees to be good and has not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded ADSE’s business operations.

ADSE’s human capital management objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating ADSE’s new and existing employees.

Manufacturing

ADSE has also decided to final assemble its products in-house to ensure the constant high quality of its products and the scalability to meet the future demand. It is the Company’s strong conviction that the demand for technology enabling the transition into the energy market will grow strongly across all product segments quickly growing into a regulated mass market of energy infrastructure. ADSE has therefore consequently targeted flexible but scalable assembly facilities. ADSE has also designed its facilities with a system based on principles developed and applied in the leading industry sectors, and applies a rigorous discipline in all processes and continuous improvement principles. An important aspect of ADSE’s facility design and digitized processes is that it can be cloned easily and quickly within a few months to expand its capacities in line with market growth and its expansion in new markets.

ADSE benefits from its highly developed production process which combines the advantages from assembly and in-house engineering. The production facilities are located around Dresden, Germany.

Government, Regulation and Incentives

ADSE is subject to many forms of government regulation in its current markets, primarily the European Union, but also in new markets like the United States. There is not a primary agency that oversees the industry, but instead ADSE must comply with various federal, state and local rules and regulations. The regulatory overlay relates to many areas of ADSE’s operations, but primarily to safety concerns surrounding the manufacture and implementation of its products and systems. Violations of the applicable regulations may result in substantial civil and criminal fines, penalties and/or orders to cease operations or to conduct or pay for corrective work. Customer demand for ADSE’s products is and is expected to remain influenced by government regulations and economic incentives promoting fuel efficiency and alternate forms of energy, and the availability of tax and other governmental incentives to purchase and operate electric vehicles.

Facilities

ADSE’s headquarters are located in Nürtingen, Germany. The company also maintains three further facilities, all of which are located in Germany (Klipphausen, Wilsdruff and Köngen). These sites are used for production, as warehouses, as laboratories, and for prototyping (Köngen). ADSE US also maintains a sales office in Sarasota, Florida, USA.

4.C. Organizational Structure

Upon consummation of the Transactions, ADSE GM became a wholly-owned subsidiary of ADSE Holdco. Immediately following consummation of the Transactions, Merger Sub was liquidated and began the process for dissolution. ADSE’s organizational chart is below:

4.D. Property, Plants and Equipment

ADSE’s headquarters are located in Nürtingen, Germany. Our properties consists of office space within general, commercial office buildings The company also maintains three further facilities, all of which are located in Germany (Klipphausen, Wilsdruff and Köngen). These sites are used for production, as warehouses, as laboratories, and for prototyping (Köngen).

Below is a list of our material leased property as of the date of this Annual Report, including the type of property, our business area, location and approximate square meterage.

Type of property	Location	Square Meterage	Owned/Leased
Office and Laboratory	Nürtingen, Germany	1,577	Leased
Production and Warehouse	Klipphausen, Germany	7,000	Leased
Warehouse, Laboratory and Protyping	Köngen, Germany	1,402	Leased

Except for the last property in the table above (which lease term is three months), lease agreements for our premises are generally long-term leases with terms of between 3 and 10 years.

As of the date of this Annual Report, the Company is not aware of any environmental issues that may affect the utilization of any of the premises described above and has no intention to engage in the construction, expansion or improvement of any real estate or facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

This operating and financial review should be read together with the section captioned “Item 4. Information on the Company – 4.B. Business Overview” and the audited consolidated financial statements of the Company and the related notes to those statements included elsewhere in this Annual Report. Among other things, the audited consolidated financial statements include more detailed information regarding the basis of preparation for the following information. The audited consolidated financial statements of the Company have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information – D. Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements” in this Annual Report.

Overview

ADSE produces, develops, and markets battery-buffered EV charging systems infrastructure, battery storage systems and cloud-based services which enable the customer to control and manage the system, for example via Big-LinX®, based on real-time information. ADSE’s ecosystem enables 24/7 access to its ecosystem platform consisting of hardware, software and services, over the air updates, prediction-based services, and data analytics.

ADSE generates revenue primarily through the sale of its products, services and Big-LinX®. Big-LinX® with its control and monitoring functions enables also proactive monitoring, fast response time, parts, and performance warranty. ADSE targets two key markets: battery storage systems for residential, commercial, and industrial customers, and battery buffered high-power charging infrastructure.

Since ADSE GM’s inception in 2008, it has been engaged in producing, developing, and marketing its battery-buffered energy systems, subscriptions, and other offerings, establish a production and recruiting personnel. ADSE GM has incurred net operating losses and negative cash flows from operations in every year since its inception.

As of December 31, 2021, ADSE had an accumulated deficit of EUR 117.2 million. ADSE has funded its operations mainly with capital contributions, sustained shareholder loans, borrowings under its loan facilities and customer payments.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors which have affected ADSE’s performance in the periods for which financial information is presented in this Annual Report and which will continue to affect our future performance. These factors present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled “Item 3. Key Information – D. Risk Factors”.

Battery Buffered EV Charging Systems

Growth in EV Adoption

ADSE’s revenue growth is directly tied to the continued acceptance of passenger and commercial EVs sold, which it believes drives the demand for charging infrastructure. The market for EVs is still rapidly evolving and, although demand for EVs has grown in recent years, there is no guarantee of such future demand. Factors impacting the adoption of EVs include, but are not limited to, perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; and increases in fuel efficiency. In addition, macroeconomic factors could impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles when the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact ADSE’s ability to increase its revenue or grow its business.

Competition

ADSE is currently a market leader within the EU in battery-buffered ultra-high-power chargers. ADSE intends to expand its market share over time in its product categories. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, ADSE’s competition includes other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy gasoline powered vehicles. If ADSE’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

United States Expansion

ADSE operates in Europe and recently established a subsidiary in the United States. The United States is expected to be a significant contributor to ADSE’s revenue in future years. ADSE believes it is also well positioned to grow its US business, both through new potential business relationships and the expansion of existing multinational OEM and Oil & Gas (“O&G”) business relationships. However, ADSE primarily competes with larger providers of non-battery buffered EV charger producers, particularly in Europe. Many of these competitors have no ultra-high-power charger, which could cause poor experiences and have a negative impact on overall EV adoption in the US and Europe. ADSE’s growth in Europe requires differentiating itself as compared to the potential newcomers and existing competitors with AC and DC chargers. If ADSE is unable to penetrate the market in US, its future revenue growth and profits may be impacted.

Impact of New Product Releases

As ADSE introduces new products, its gross margins may be temporarily impacted by launch costs, until its supply chain achieves targeted cost reductions, such as the market introduction of its semi-mobile battery buffered ultra-high-power charger in fiscal year 2022. In addition, ADSE may accelerate its operating expenditures where it sees growth opportunities which may impact gross margin until upfront costs and inefficiencies are absorbed and normalized operations are achieved. ADSE also continuously evaluates and may adjust its operating expenditures based on its launch plans for its new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As ADSE attains higher revenue, it expects operating expenses as a percentage of total revenue to continue to decrease in the future as it focuses on increasing operational efficiency and process automation.

Government Mandates, Incentives and Programs

The European Union, the German federal government, the U.S. federal government, foreign governments and some state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging stations to customers. However, these incentives may expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by ADSE.

Battery Storage Systems

Growth in all-electric-world adaption Adoption

ADSE’s battery storage systems revenue growth is linked to the transition to an all-electric world by using renewable energy in both the “Commercial & Industrial” and “Residential” end-market segments. ADSE is convinced they are needed to achieve the global objective of CO2 neutral energy systems. The market for battery storage systems is still evolving and although demand for systems has grown in recent years significantly, there is no guarantee of such future demand. Factors impacting the demand for battery storage systems include but are not limited to: perceptions about battery storage systems features and advantages, quality, safety, performance and cost; volatility in the cost of oil, gas and energy from finite and renewable resources; availability of services; consumers’ perception about the convenience; and cost of installing and using a battery storage system. In addition, macroeconomic factors could impact demand for renewable energy, particularly since they can be more expensive than energy from finite resources. If the market for battery storage systems does not develop as expected or if there is any slow-down or delay in overall CO2 neutral adoption rates, this would impact ADSE´s ability to increase its revenue or grow its business.

Competition

ADSE is currently offering its battery storage systems mainly within the EU. ADSE intends to expand its market share over time in its product categories. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, ADSE’s competition includes other types of alternative energy storage solutions such as hydrogen and compressed air storage solutions. If ADSE’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

Impact of New Product Releases

As ADSE introduces new products, its gross margins may be temporarily impacted by launch costs until its supply chain achieves targeted cost reductions, such as the market introduction of its new PowerBooster generation in fiscal year 2023. In addition, ADSE may accelerate its operating expenditures where it sees growth opportunities which may impact gross margin until upfront costs and inefficiencies are absorbed and normalized operations are achieved. ADSE also continuously evaluates and may adjust its operating expenditures based on its launch plans for its new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As ADSE attains higher revenue, it expects operating expenses as a percentage of total revenue to continue to decrease in the future as it focuses on increasing operational efficiency and process automation.

Government Mandates, Incentives and Programs

The European Union, the German federal government, the U.S. federal government, foreign governments and some state and local governments provide incentives to end users and purchasers of renewable energy sources and battery storage systems in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of renewable energy sources and battery storage systems to customers. However, these incentives may expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for renewable energy sources and for battery storage systems offered by ADSE.

Components of Results of Operations

Revenue

ADSE develops, produces, and distributes battery storage solutions for different areas of applications (“multi-use-case”). The product portfolio ranges from the field “residential” which includes small storage solutions, to the field “industrial” including power ranges up to multiple MW/MWh, as well as to the field “charging” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points. Additionally, ADSE provides its customers with software solutions regarding intelligent controlling and monitoring of battery storage solutions. Other revenues include, for example, separately acquirable service contracts or maintenance services.

For the fiscal year 2019, 2020 and 2021 the revenue stream mainly includes the production and delivery of ChargeBoxes (CBX). Revenue for the ChargeBoxes are recognized once the product is transferred to the customer. Included in the revenue for the ChargeBoxes are also development cost contributions made by the customer. These cost contributions are also recognized in accordance with the delivery of the ChargeBoxes. Additionally, the revenue stream “Charging” in fiscal year 2019 and 2020 includes the delivery of ChargeTrailer system in the form of a truck trailer. The revenue for the truck trailer is recognized over time. The percentage of completion is based on the incurred costs.

For the fiscal year 2022, ADSE expects revenue to increase year-over-year despite the challenges associated with the COVID-19 pandemic and the war between Ukraine and Russia. While ADSE cannot predict the ultimate extent or duration of the impact of the COVID-19 pandemic and the war in Ukraine on its financial condition and operating results, in fiscal year 2022 and beyond, it expects revenue to exceed levels pre-existing the COVID-19 pandemic as it increases its sales to new and existing customers, expands its operations in the United States, and broadens its product offerings, particularly for charging and residential customers.

Cost of Revenue

ADSE used ads-tec Dresden GmbH, a wholly-owned subsidiary of ADSH, as contract manufacturer to assemble the ChargeBox and to produce battery storage systems. On July 1, 2021, the production was transferred to ADSE GM. ADSE’s cost of revenue systems includes raw material costs used by contract manufacturer and the contract manufacturer’s cost of finished goods. For ADSE’s limited in-house production, cost of revenue includes raw material, parts, labor, manufacturing costs, and allocated facilities, related salaries and personnel expenses and information technology expenses. It also consists of depreciation of manufacturing related equipment and facilities, amortization of capitalized development costs, and allocated facilities and information technology expenses.

It also includes cost of field maintenance cost, spare parts, license cost for BigLinX, allocated facilities and information technology expenses, salaries, and related personnel expenses for providing 3rd level service and third-party support costs to perform installations, maintenance and repair service.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue and gross margin is gross profit as a percentage of revenue. ADSE offers a range of products which vary widely in price and associated margin. Accordingly, ADSE’s gross profit and gross margin have varied and are expected to continue to vary from period to period due to revenue levels; geographic, vertical and product mix; new product introductions, and its efforts to optimize its operations and supply chain.

In the long term, ADSE expects its gross profit to increase on an absolute basis and gross margin to increase over time as it expands its revenue and continues to optimize its operations and supply chain. However, in the short term, as ADSE launches new charging systems and battery storage products, and grows its presence in Europe and United States, it expects gross margin to experience variability from period to period.

Research and Development Expenses

Research and not capitalized development expenses consist primarily of salaries and related personnel expenses for personnel related to the development of improvements, quality assurance, testing, product management, and cost for samples, allocated facilities, and information technology expenses. Information technology research and not capitalized development costs are expensed as incurred.

ADSE expects its research and development expenses to increase on an absolute basis and they may increase as a percentage of total revenue for the foreseeable future as it continues to invest in research and development activities to achieve its technology and product roadmap.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses primarily consist of personnel-related expenses, external storage, packaging, marketing cost, professional or legal fees, transaction cost, and other expenses. ADSE expects to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq listing standards, additional insurance expenses (including directors’ and officers’ insurance), investor relations activities and other administrative and professional services. ADSE also expects to increase the size of its selling, general and administrative function to support the growth of its business especially with the expansion to the United States.

Depreciation and Amortization

Depreciation and amortization primarily relate to the depreciation of ADSE manufacturing and technology equipment, other tools and to capitalized development expenses. ADSE anticipates these expenses will continue to increase over time as it continues to develop new products and may establish a production facility in the United States.

Other Operating Expenses

Other operating expenses primarily relate to write offs of expenses from special warranties, disposal of assets and compensation.

Other Income

Other income consists mainly income from reversal and utilization of provisions, cost refunds and insurance compensation.

Finance Costs

Finance costs primarily relates to interest expenses for bank loans and sustained shareholder loans.

Income Tax Benefits/(Expenses)

The tax benefits/(expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except to the extent to which they are reported directly in equity or in the other operating income.

The tax loss carry forwards amounted to EUR 32.9 million at December 31, 2020 and EUR 55.4 million at December 31, 2021.

Results of Operations

Comparison of the Twelve Months Ended December 31, 2021 and 2020

The results of operations for the twelve months ended December, 2021 and 2020 presented below should be reviewed in conjunction with ADSE’s audited condensed financial statements and the notes thereto included elsewhere in this Annual Report.

The following table summarizes ADSE’s historical results of operations for the periods indicated:

	Year Ended December 31,
in kEUR	2021	2020	Change	Change (%)
Continuing Operations
Revenue	33,035	47,370	(14,335)	(30)%
Cost of sales	(35,310)	(45,548)	10,238	(22)%
Gross profit/(loss)	(2,275)	1,822	(4,097)
Research and development	(2,012)	(749)	(1,263)	169%
Selling and general administrative	(13,321)	(7,570)	(5,751)	76%
Impairment losses on trade receivables and contract assets	(171)	(9)	(162)	1804%
Other expenses	(5,402)	(2,224)	(3,178)	143%
Other income	4,538	541	3,997	739%
Operating Result	(18,643)	(8,190)	(10,453)	128%
Finance income	47	0	47	*
Finance expenses	(2,835)	(2,135)	(700)	33%
Share listing expenses	(65,796)	0	(65,796)	*
Net finance costs	(68,583)	(2,135)	(66,448)	3,112%
Result before tax	(87,227)	(10,325)	(76,902)	745%
Income tax benefits / (expenses)	(413)	45	(458)	(1019)%
Result from continuing operations	(87,640)	(10,280)	(77,360)	753%
Result for the period	(87,640)	(10,280)	(77,360)	753%
Other comprehensive income for the period, net of tax	(2)	0	(2)	*
Total comprehensive result for the period	(87,642)	(10,280)	(77,362)	753%

Revenue

The following table summarizes the changes in revenue from the twelve months ended December 31, 2020 to 2021.

	Year Ended December 31
In kEUR	2021	2020	Change	Change (%)
Charging	23,721	40,514	(16,793)	(41)%
Commercial & Industry	6,334	5,472	862	16%
Residential	479	153	326	213%
Service & Other	2,502	1,231	1,270	103%
Total	33,053	47,370	(14,335)	(30)%

Total revenue decreased by EUR 14.3 million or 30%, from the year ended December 31, 2020 to December 31, 2021, primarily due to one major customer order in the past.

The Company generated 56% and 87% of total revenue from one customer for the fiscal year ended December 31, 2021 and 2020, respectively.

Cost of Sales

Cost of sales decreased by EUR 10.2 million or 22%, from the year ended December 31, 2020 to December 31, 2021, primarily due to decreased material cost in connection with decreased revenue of EUR 14.3 million.

Gross Profit

Gross profit decreased by EUR 4.1 million, from the year ended December 31, 2020 to December 31, 2021. The decrease was primarily due to decreased revenue, increased depreciation and amortization of EUR 1.6 million and increased personnel expenses of EUR 0.3 million.

Share Listing Expenses

The Company’s share listing expenses are of a one-time non-recurring nature and only impacts the 2021 financial statements as the Company listed on Nasdaq in 2021.

For the year Ended December 31,
Share Listing Expenses kEUR	2021
Fair value of 8,524,565 Ordinary Shares (including 3,593,750 founder shares) at €8.64 per share	73,697
Fair value of 4,375,000 private warrants at €1.17 per Warrant	5,110
Fair value of 7,187,500 public warrants at €1.05 per Warrant	7,568
Net Liability of EUSG at Business Combination	423
Total Value of Consideration	86,798

Proceeds received Post Business Combination EUSG Assets (Cash)	(43,107)

Listing Expenses Total (Cash)*	22,105
Total Share Listing Expenses	65,796

*	Listing Expenses Total (Cash) represents fees paid to legal advisors, consultants, and other necessary expenses incurred in relation to the ADSE’s listing on the US market.

As per IFRS 2, the Ordinary Shares distributed at the time of Business Combination are valued at the fair value which was EUR 8.64 as on December 22, 2021 and the fair value of the public warrants is calculated at EUR 1.05 and the private warrants at EUR 1.17 per warrant. The difference between the fair value of the Ordinary Shares and warrants issued and the fair value of the net assets received amounting EUR 65.8 million have been recognized as a listing expense. This is the primary reason for the substantial increase in indirect expenses and corresponding reduction in net profits resulting in a net loss of EUR 87.6 million in 2021.

There was no listing expense during 2020 as it was a one-time expense accounted due to Business Combination that occurred in 2021.

Research and Development

Research and Development expenses increased by EUR 1.3 million or 169%, from the year ended December 31, 2020 to December 31, 2021 due to increased expenses for further development of components for battery storage systems.

Selling and General Administrative

Sales and general administrative expenses increased by EUR 5.8 million or 76%, from the year ended December 31, 2020 to December 31, 2021 primarily due to legal and consulting fees mainly for the preparation of SEC listing.

Impairment Losses on Trade Receivable and Contract Assets

Impairment losses on trade receivable and contract assets increased by kEUR 162, from the year ended December 31, 2020 to December 31, 2021 due to mainly one default payment.

Other Expenses

Other expenses increased by EUR 3.2 million from the year ended December 31, 2020 to December 31, 2021 primarily due to forming a new warranty provision of EUR 6.2 million and the consumption of warranty provisions created in 2020.

The new special warranty provision of EUR 6.2 million is related to semiconductor supplied by one of ADSE supplier with the potential risk of causing a malfunction of the ChargeBox. We believe malfunction is the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and repair these defects or replace such products under our warranty.

Other Income

Other income increased by EUR 4.0 million from the year ended December 31, 2020   to December 31, 2021 primarily due to the release or reduction of warranty provision created in 2020 and a compensation due to cancellation in good faith of a sales contract originally entered into in 2018.

Net Finance Costs

Net finance costs decreased by EUR 66.4 million or 3,112%, from the year ended December 31, 2020 to December 31, 2021 primarily due to the share listing expenses of EUR 65.8 million.

Income Tax Benefits/(Expenses)

Income tax expenses decreased by kEUR 458 from the year ended December 31, 2020 to December 31, 2021.

Comparison of the Twelve Months Ended December 31, 2020 and 2019

The results of operations for the twelve months ended December 31, 2020 and 2019 presented below should be reviewed in conjunction with ADSE’s audited condensed financial statements and the notes thereto included elsewhere in this Annual Report.

The following table summarizes ADSE GM’s historical results of operations for the periods indicated:

	Year Ended December 31,
in kEUR	2020	2019	Change	Change (%)
Continuing Operations
Revenue	47,370	19,087	28,283	148%
Cost of sales	(45,548)	(22,219)	(23,329)	105%
Gross profit/(loss)	1,822	(3,132)	4,954
Research and development	(749)	(473)	(276)	58%
Selling and general administrative	(7,570)	(5,924)	(1,646)	28%
Impairment losses on trade receivables and contract assets	(9)	(63)	54	(86)%
Other expenses	(2,224)	(1,110)	(1,114)	100%
Other income	541	1,026	(485)	(47)%
Operating Result	(8,190)	(9,676)	1,486	(15)%
Finance income	0	1	(1)	*
Finance expenses	(2,135)	(885)	(1,250)	141%
Net finance costs	(2,135)	(884)	(1,251)	142%
Result before tax	(10,325)	(10,559)	234	(2)%
Income tax benefits / (expenses)	45	(1,490)	1,535	(103)%
Result from continuing operations	(10,280)	(12,050)	1,770	(15)%
Result for the period	(10,280)	(12,050)	1,770	(15)%
Other comprehensive income for the period, net of tax	0	0	0	*
Total comprehensive result for the period	(10,280)	(12,050)	1,770	(15)%

Revenue

The following table summarizes the changes in revenue from the twelve months ended December 31, 2019 to 2020.

	Year Ended December 31
In kEUR	2020	2019	Change	Change (%)
Charging	40,514	14,163	26,351	186%
Commercial & Industry	5,472	2,964	2,508	85%
Residential	153	418	(265)	(63)%
Service & Other	1,231	1,542	(311)	(20)%
Total	47,370	19,087	28,283	148%

Total revenue increased by EUR 28.3 million or 148%, from the year ended December 31, 2019 to December 31, 2020, primarily due to an increase of EUR 26.4 million of revenue of Charging attributable to sold ChargeBoxes primarily due to one major customer order. Further, the revenue for commercial and industry increased by EUR 2.5 million mainly due to two major industrial customer projects for battery storage systems. Residential revenue declined by EUR 0.3 million. Service & Others declined by EUR 0.3 million primarily due to lower amount of events with the ChargeTrailer.

ADSE generated 87% and 77% of total revenue from one customer for the fiscal year ended December 31, 2020 and 2019, respectively.

Cost of Sales

Cost of sales increased by EUR 23.3 million or 105%, from the year ended December 31, 2019 to December 31, 2020, primarily due to the increase of sold ChargeBoxes for the year ended December 31, 2020. The cost of sales increase in percentage was lower compared to the year-over-year revenue increase due to economies of scale for personnel cost, personnel related costs and other costs beyond dedicated cost of goods manufactured.

Gross Profit

Gross profit increased by EUR 5.0 million, from the year ended December 31, 2019 to December 31, 2020, and was positive for the first time since inception. The increase was primarily due to the increased revenue mainly related to Charging and as the cost of sales decreased due to the efficient use of our indirect manufacturing structure and other non-manufacturing cost of sales.

Research and Development

Research and Development expenses increased by EUR 0.3 million or 58%, from the year ended December 31, 2019 to December 31, 2020 as the development activities in 2020 were primarily driven by the capitalized development of the ChargeBox.

Selling and General Administrative

Sales and general administrative expenses increased by EUR 1.6 million or 28%, from the year ended December 31, 2019 to December 31, 2020 primarily due to an increase in personnel and personnel related and marketing expenses as well as advisory fees.

Impairment Losses on Trade Receivable and Contract Assets

Impairment losses on trade receivable and contract assets decreased by kEUR 54, from the year ended December 31, 2019 to December 31, 2020 due to lower impairment on trade receivables.

Other Expenses

Other expenses increased by EUR 1.1 million from the year ended December 31, 2019 to December 31, 2020 primarily due to an increase of warranty expense of EUR 2.0 million due to a potential aging issue of a circuit board and a process related serial defect on part placed at disposal. Further a decrease of other costs by EUR 0.7 million related to other compensations.

Other Income

Other income decreased by EUR 0.5 million from the year ended December 31, 2019 to December 31, 2020 primarily due to income from utilization of provisions EUR 0.3 million.

Net Finance Costs

Net finance costs increased by EUR 1.3 million or 141%, from the year ended December 31, 2020 to December 31 primarily due to interest expense for bank loans of EUR 1.0 million and interest expense for sustained shareholder loans of EUR 0.1 million.

Income Tax Benefits/(Expenses)

Income tax expenses decreased by EUR 1.5 million from the year ended December 31, 2019 to December 31, 2020 primarily due to deferred tax expense which was recognized.

5.B. Liquidity and Capital Resources

Sources of Liquidity

ADSE has incurred net losses and negative cash flows from operations since its inception which it anticipates will continue for the foreseeable future. To date, ADSE has funded its operations primarily with proceeds from its operations, capital contributions, sustained shareholder loans, borrowings under its loan facilities and customer payments.

As of December 31, 2021, ADSE had EUR 0.0 million of the sustained shareholder loans and EUR 7.5 million of short term secured bank loans.

Management has considered conditions and events which provide substantial doubt about ADSE’s ability to continue as a going concern (i.e., the COVID-19 pandemic and the closing of the Business Combination) over the 12 months following the issuance of the financial statements. ADSE’s cash on hand following the consummation of the Business Combination and the proceeds of the PIPE Financing, together with cash generated from sales to customers, should satisfy its working capital and capital requirements for at least the next twelve months from April 28, 2022, the date on which ADSE’s audited financial statements were issued. However, no assurances can be provided that additional funding will be available at terms acceptable to ADSE, if at all. If ADSE is unable to raise additional capital it may significantly curtail its operations, modify existing strategic plans and/or dispose of certain operations or assets. See also ADSE’s audited financial statements for the years ended December 31, 2021 and 2020, respectively, included elsewhere in this Annual Report for more information.

Liquidity Policy

As an early-stage company, ADSE maintains a strong focus on liquidity and defines its liquidity risk tolerance based on sources and uses to maintain a sufficient liquidity position to meet its obligations under both normal and stressed conditions. ADSE manages its liquidity to provide access to sufficient funding to meet its business needs and financial obligations, as well as capital allocation and growth objectives.

Debt Profile

	As of December 31,
In kEUR	2021	2020
ads-tec holding GmbH shareholder loan 1(1)	0	6,109
ads-tec holding GmbH shareholder loan 2	0	1,600
Robert Bosch GmbH shareholder loan 1(2)	0	10,550
Robert Bosch GmbH shareholder loan 2	0	7,087
Secured bank loan(3)	7,522	354
Total	7,522	25,700

(1)	ads-tec Holding GmbH shareholder loan 1 carries an interest rate of 2% p.a., and ads-tec Holding GmbH shareholder loan 2 carries an interest rate of 10 % p.a. in total, 2 % p.a. in kind. Both ads-tec Holding GmbH shareholder loans have the maturity of December 31, 2023.

(2)	Robert Bosch GmbH shareholder loan 1 has an interest rate of 8 % p.a., whereas the Robert Bosch shareholder loan 2 has an interest rate of 10 % p.a. in total, with 2 % p.a. in kind. Both Robert Bosch shareholder loans have the maturity of December 29, 2023.

(3)	Secured bank loan has an interest rate of 4.5% p.a. added to the 3-months EURIBOR as of December 31, 2020 and an interest rate of 5.96% p.a. added to the 3-months EURIBOR as of December 31, 2021.

As of December 30, 2021, the above-referenced loans described in this section were repaid in full.

Cash Flow Summary

In kEUR	Year Ended December 31,
	2021	2020
Cash Flow from operating activities	(18,304)	(12,584)
Cash Flow from investing activities	(5,585)	(6,623)
Cash Flow from financing activities	125,950	9,900
Net increase (decrease) in cash and cash equivalents	102,062	(9,307)
Net cash and cash equivalents at the end of the period	101,813	18

Operating Activities

The negative Cash Flow from operating activities increased by EUR 5.8 million from the year ended December 31, 2020 to December 31, 2021 primarily due to increased trade receivables.

Investing Activities

The negative Cash Flow from investing activities decreased by EUR 1.0 million from the year ended December 31, 2020 to December 31, 2021 primarily due to lower capitalization of development cost.

Financing Activities

The Cash Flow from financing activities increased by EUR 116.0 million from the year ended December 31, 2020 to December 31, 2021 primarily due to received cash proceeds in the course of the merger.

Commitments and Contractual Obligations

For the year ended December 31, 2021 commitments from master purchase agreements for materials exist of kEUR 59,537.   For contracted long-term cost allocation agreements and rents with affiliated companies, commitments exist of kEUR 4,194 per year.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K as of December 31, 2021.

JOBS Act

ADSE Holdco qualifies as an “emerging growth company” and, under the JOBS Act, is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. ADSE Holdco has elected to delay the adoption of new or revised accounting standards, and as a result, ADSE Holdco may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, the consolidated financial statements for ADSE Holdco may not be comparable to companies that comply with public company effective dates.

ADSE Holdco could remain an emerging growth company until the last day of ADSE Holdco’s fiscal year following January 26, 2026 (i.e., the fifth anniversary of EUSG’s initial public offering). However, if ADSE Holdco’s annual gross revenue is $1.07 billion or more, if its non-convertible debt issued within a three year period exceeds $1 billion or the market value of its ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, ADSE Holdco would cease to be an emerging growth company as of the following fiscal year.

5.C. Research and Development, Patents and Licenses, etc.

ADSE’s policy regarding research and development expenses is consistent with the requirements of IFRS IAS 38. Research costs are expensed as incurred through the income statement, while development costs are capitalized after technical and commercial feasibility of the asset for sale or use have been established. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

For the periods ended December 31, 2019, 2020 and 2021, there were no research costs reflected in the statement of comprehensive income. ADSE generally does not conduct research activities.

5.D. Trend Information

Other than as described in “Item 3. Key Information – D. Risk Factors and in “Item 5.A. – Operating Results – Key Factors Affecting Operating Results-Market Trends of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our year ended December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS and its interpretations as issued by the IASB. For a discussion of our significant accounting policies and other estimates, please see “Significant accounting policies” in note 3.3 and “Accounting estimates and management judgments” in note 2 of the notes to our consolidated financial statements included in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of ADSE Holdco’s directors and the executive officers of the corporate group comprised of ADSE Holdco and all its direct and indirect subsidiaries (the “ADSE”) as of the date of this Annual Report.

Name	Age	Position
Joseph Brancato(1)(3)	64	Director
Bazmi Husain(2)(3)	63	Director
K.R. Kent (1)(2)	59	Director
Hakan Konyar	52	Chief Production Officer
Kurt Lauk, PhD(2)	75	Director (Chairman)
Salina Love(1) (3)	60	Director
John Neville	63	Chief Sales Officer
Thorsten Ochs	50	Chief Technology Officer
Thomas Gerhart Speidel	54	Chief Executive Officer and Director
Robert Vogt	41	Chief Accounting Officer

(1)	Member of the Audit Committee
(2)	Member of the Nominating Committee
(3)	Member of the Compensation Committee

Joseph Brancato serves as a director of ADSE Holdco. Mr. Brancato serves as co-chairman of the board of directors for Gensler, a global design and architecture firm. In addition, he is managing principal for Gensler’s Northeast and Latin regions, so he works with offices in New York, Boston, Morristown, NJ, Toronto, San Jose, CA, Mexico City, and Bogotá. Mr. Brancato has also served on the Gensler Compliance Committee since January 2022. He provides thought leadership and regularly speaks on topics such as the impact of driverless cars and ride-sharing on urban planning and development, shaping the future of cities, the urbanization of suburbia, and design of post-pandemic office buildings. Engaged in professional outreach, he is an active member of the American Institute of Architects, Urban Land Institute, Urban Design Forum, and CoreNet Global and serves on the board of the New York Chapter of the Commercial Real Estate Development Association (NAIOP). Mr. Brancato is a registered architect in 23 U.S. states and three Canadian provinces. He holds Bachelor’s degrees in architecture and urban studies from the University of Maryland. We believe Mr. Brancato is well-qualified to serve as a director due to his expertise in architecture, urban planning, and market leadership.

Bazmi Husain serves as a director of ADSE Holdco. Mr. Husain retired recently, after a 40 year career with ABB, a global engineering company focused on the transformation of society and industry to achieve a more productive, sustainable future. From 2016-2020, Mr. Husain served as the Chief Technology Officer for ABB, where he was responsible for the company’s technology strategy and ownership and for ABB Technology Ventures, ATV. During his tenure, ABB was recognized as a top corporate venture capital firm. Concurrently, Mr. Husain was also the Chairman of ABB Technology, an ABB entity that develops and own all its technology. From 2011-2015, he served as the Managing Director of ABB India Ltd, a subsidiary of ABB that is based in Bangalore, India, and listed on the National Stock Exchange of India. Under Mr. Husain’s direction, profit grew by 350% with a 25% growth in revenue. From 2006-2010, he served in various roles at ABB, including the Head of ABB Smart Grid Initiative and Head of Research in Automation. Mr. Husain also served as Chairman of the Board for PROGRESS, a center for software engineering at Malarden University in Sweden, from 2006-2009. From 2016-2020, Mr. Husain was the Director of the Jurgen Dormann Foundation, a non-profit organization that focuses on engineering education. Mr. Husain has a B.E. in Electrical Engineering and a M.S. in Physics from the Birla Institute of Technology and Science located in Pilani, India. We believe Mr. Husain is well-qualified to serve as a director due to his extensive engineering background and his experience as an executive of a global company, including as chief executive officer of its listed subsidiary.

Kenneth R. Kent serves as a director of ADSE Holdco. Mr. Kent retired recently, after a 31-year career with Ford Motor Company, an American multinational automobile manufacturer. From 2017-2019, Mr. Kent served as the Vice President and Treasurer for Ford Motor Company, where he was responsible for all global treasury related activities, including all aspects of global risk management, insurance, trading, funding, cash management, pension funding, and asset management. Mr. Kent oversaw roughly $23 billion in cash and marketable securities and about $80 billion in assets. From 2011-2017, he served as the Controller for Ford’s North and South America Operating Regions, and was responsible for all finance related activities in those regions. In 2011, Mr. Kent also served as the Executive Director of Investor Relations of Ford Motor Company, where he was responsible for all Investor Relations related items, including interfacing with sell-side and buy-side analysts. Mr. Kent has a B.S. in Business Analysis from Indiana University, and a Master of Business Administration from The Ohio State University. We believe Mr. Kent is well-qualified to serve as a director due to his extensive finance background and his experience as an executive of a multinational company, including serving as Vice President.

Hakan Konyar serves as the chief production officer of ADSE. Mr. Konyar has served as the chief operating officer of ADSE GM since September 2019. He is responsible for the entire supply chain, including project management, quality, and service. During his time as chief operating officer, Mr. Konyar played a significant role in bringing ADSE’s ChargeBox product to market. Prior to his current position, Mr. Konyar served as a technical plant manager from March 2017 to August 2019 and as vice president for production planning and execution of starters and generators from October 2015 to February 2017. He holds a Dipl. Ing (FH) in mechanical and automotive engineering from the University of Applied Sciences Esslingen.

Kurt J. Lauk, PhD serves as the chairman of the board of directors of ADSE Holdco. Dr. Lauk is the founder of Globe CP GmbH and has served as its chief executive officer since July 2000. He sits on the boards of directors of Magna International Inc. and Fortemedia and has done so since 2011 and 2001, respectively. Dr. Lauk also served as a member of the Solera Holdings Supervisory Board from 2013 to 2019. He currently sits on several advisory boards, including those of Nomura Investment Bank (as Chairman since 2018), Guardknox Cyber Technologies Ltd (since 2018), and Visby (since 2017). Dr. Lauk holds a PhD in International Politics from the University of Kiel, a Master’s of business administration from Stanford University, and a degree in theology and European history from the University of Tuebingen and the University of Munich. We believe Dr. Lauk is well-qualified to serve as a director due to extensive experience as a board member and strong understanding of technology/innovation.

Salina Love serves as a director of ADSE Holdco. Since 2013, Ms. Love has served as the chief financial officer and chief operating officer for Ophir Holdings LLC, a private investment company that invests in various industries including natural resources, agriculture, bio-IT, medical devices and life sciences. During her tenure, she has served as a board member for some of Ophir’s portfolio companies and often works closely with their audit committees. In addition, Ms. Love has three decades of experience in investment banking and asset management, including with hedge funds, private equities, venture capital funds and special purpose acquisition company sponsors. From 1997 to 2002, Ms. Love was a senior managing director and chief operating officer of the equity and investment banking division of ABN AMRO in the Americas and held various global management positions at Bear Stearns, Kidder Peabody and Salomon Brothers in New York, London, Tokyo and Hong Kong from 1987 to 1997. She is a fellowship member of the Chartered Association of Certified Accountants (U.K.) and the Hong Kong Institute of Certified Accountants. Ms. Love graduated from the Hong Kong Polytechnic University with a B.S. in Finance and Accounting. We believe Ms. Love is well qualified to serve as a director due to her extensive asset management background and her experience in global management positions.

John Neville serves as the chief sales officer of ADSE and chief sales officer of ads-tec Energy, Inc., a wholly-owned subsidiary of ADSE GM (“ADSE US”), and is responsible for all Global Sales and Service functions for ADSE. He joined ADSE US in October 2021. Mr. Neville has a wealth of experience, including corporate strategy and executive sales roles, through which he has led the deployment of emerging market infrastructure. He has worked extensively with some of the world’s largest service providers, leading cable operators and innovative technology companies. Prior to joining ADSE US, Mr. Neville served in senior management roles at Adtran, Ericsson, Verizon, Nortel, Terremark Worldwide, Honeywell-Bull/Cox Cable and Digital Equipment Corporation. He also served on the commercial advisory boards of Fortress Solutions and ICOMM. Mr. Neville holds a B.A. in Business Administration from Southern Methodist University. He was also a member of the Columbia University advanced telecommunications executive program in New York and the University of Virginia executive program in business management, marketing, and related support services.

Thorsten Ochs, PhD serves as chief technology officer of ADSE. Dr. Ochs has served as the chief technology officer of ADSE GM since October 2019. He is responsible for ADSE’s development of stationary battery storage systems and battery-supported fast charging systems. Prior to joining ADSE GM, he held several positions at Robert Bosch GmbH, including vice president of the “high energy battery technology” strategic program from January 2014 to October 2018 and vice president of the battery business unit from July 2019 to September 2019. In addition, Dr. Ochs served as chief executive officer and president of Seeo Inc. from January 2017 to June 2019. He has won multiple awards, including a spot on the Handelsblatt’s list of top 100 innovators in Germany in 2017, and he serves as a working group member regarding the reassignment of vehicle batteries for stationary use for DKE, Germany’s nationally and internationally recognized platform for electrotechnical standards. He holds a PhD from the Max-Planck Institute for Metal Research and a Master’s in Physics from the Justus Liebig University Giessen.

Thomas Gerhart Speidel serves as the chief executive officer of ADSE and a director of ADSE Holdco. Mr. Speidel founded ADSE GM in 2017 and serves as its chief executive officer. Prior to that, he served as chief executive officer and managing director of ads-tec, which was founded by his father, Hans-Herman Speidel, and ads-tec Group. He is also a member of several boards and committees, including the Fraunhofer ISE Board of Trustees (since 2018) and the Expo Energy Storage Europe exhibition advisory committee (since 2019). Mr. Speidel has served as the president of the German Energy Storage Systems Association since 2016. He holds a degree in electrical engineering from the University of Stuttgart. We believe Mr. Speidel is well-qualified to serve as a director due to his broad and deep technical know-how and knowledge of ADSE’s products.

Robert Vogt has served as Chief Accounting Officer of ADSE since February 2022. He has served as Chief Financial Officer of ADSE GM since April 2020. Mr. Vogt has served as a board member on Polar EV Charging and Storage AB since November 2011. From October 2016 to March 2020, Mr. Vogt served as the Chief Executive Officer and Chief Financial Officer of Bosch Therotechnika s.r.o in the Czech Republic. He has more than ten years of international experience worked in senior business, commercial and financial roles for the Bosch Group around the world. Robert holds a diploma with distinction in business administration from Technical University of Ingolstadt.

Family Relationships

There are no family relationships between any of ADSE’s executive officers and ADSE Holdco’s directors.

6.B. Compensation

For purposes of this section, “ADSE GM” refers to ads-tec Energy GmbH and its subsidiary prior to the consummation of the Transactions, and “we,” “us,” “our,” “Company,” and “ADSE Holdco” means ADS-TEC Energy plc following the consummation of the Transactions, unless the context otherwise requires.

ADSE Historical Executive Officer and Director Compensation

During 2021, the aggregate compensation awarded to, earned by and paid to the current directors and executive management who were employed by, or otherwise performed services for, ADSE for the fiscal year ended December 31, 2021 was approximately kEUR 1,206. Such remuneration was paid to the executive management directly by ADSE.

During 2020, ADSE GM had just one executive officer, Mr. Robert Vogt, the chief financial officer, who earned approximately kEUR 209 for the year. The services of a chief executive officer were secured through a shared services agreement described below under “Certain Relationships and Related Party Transactions — Services Agreements”. No members of the board of directors received compensation during 2020.

ADSE Executive Officer and Director Compensation Following the Transactions

Executive Compensation

As a newly formed entity, ADSE Holdco has not yet completed the establishment of its management and executive compensation. The anticipated parameters of the executive compensation program will be disclosed in future filings by ADSE Holdco. Based on discussions between ADSE Holdco and Pearl Meyer & Partners, a third party independent compensation consultant, it is expected that the executive compensation program will include:

●	annual base salaries;

●	performance bonus opportunities (and for executives directly involved with oversight of salespersons, a sales commission “override”), potentially in cash and/or equity awards;

●	long term incentive compensation in the form of stock options, restricted stock and stock appreciation awards, among others, as set forth in ADSE Holdco’s Incentive Plan;

●	a one-time equity award relating to the consummation of the Transactions to establish meaningful retention and alignment of interests between ADSE’s leadership team and ADSE Holdco’s shareholders in an amount equal to $250,000 for C-level ADSE employees (other than ADSE Holdco’s CEO), which award will be granted at the time of execution of an employment agreement and vest 25% on each anniversary of the grant date such that the award is vested in full on the fourth anniversary of the grant date, subject to the accelerated vesting in certain circumstances as described further below; and

●	with regard to ADSE key executive officers, formal employment arrangements to include change of control provisions.

If an ADSE C-level employee’s employment is terminated without cause or for good reason during the first four years of such employee’s employment, then 50% of the unvested portion of such employee’s one-time equity award will vest upon such termination.

Employment Agreements

Speidel Employment Agreement.  In November 2021, we entered into an employment agreement with Mr. Thomas Speidel, our Chief Executive Officer. In April 2022, ADSE GM entered into an employment agreement with Mr. Speidel, retroactively effective as of December 31, 2021, which replaces in the original employment agreement between ADSE Holdco and Mr. Speidel in its entirety. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his roles as director and Chief Executive Officer comprising (i) an annual base salary of €400,000, (ii) a discretionary bonus of up to €300,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, (iii) equity awards under the ADSE Holdco Omnibus Incentive Plan, solely at the discretion of the ADSE Holdco board of directors; and (iv) a one-time equity award relating to the consummation of the Transactions to establish meaningful retention and alignment of interests between ADSE Holdco’s leadership team and ADSE Holdco’s shareholders in an amount equal to $750,000, which award will be granted at the time of execution of the employment agreement and vest 25% on  each anniversary of the grant date such that the award is vested in full on the fourth anniversary of the grant date, subject to the accelerated vesting in certain circumstances as described above.

Neville Employment Agreement. In December 2021, ADSE US entered into an employment agreement with John Neville, retroactively effective as of October 1, 2021, for his service as President and Chief Sales Officer of ADSE US and Chief Sales Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, a base salary of $300,000, a sales incentive plan, and stock awards under the 2021 Plan. The employment agreement provides that Mr. Neville’s employment with ADSE US will continue for a period of four years and automatically renew on an annual basis for successive one-year terms, unless earlier terminated by either party in accordance with the terms of the agreement. The agreement also contains a non-competition provision, which applies during the term of the employment and for one year following termination, and a restrictive covenant with respect to non-disclosure of confidential information, which remains in effect during the term of employment and at all times thereafter.

Amended Employment Agreements. ADSE GM currently has employment agreements in place with (i) Dr. Thorsten Ochs, effective September 18, 2019, for his service as Chief Technology Officer of ADSE GM, (ii) Mr. Hakan Konyar, effective September 18, 2019, for his service as Chief Operation Officer of ADSE GM and (iii) Mr. Vogt, effective March 13, 2020, for his service as Chief Financial Officer of ADSE GM. The agreements with Dr. Ochs and Mr. Konyar were amended on December 21, 2021 to reflect Mr. Ochs’s new role as Chief Technology Officer of ADSE and Mr. Konyar’s new role as Chief Production Officer of ADSE, respectively, and the agreement with Mr. Vogt was amended on February 5, 2022 to reflect Mr. Vogt’s new role as Chief Accounting Officer of ADSE and are in substantially the same form. Under the respective agreements, each executive officer is compensated with an annual base salary and is eligible for an annual discretionary cash bonus and stock awards under the 2021 Plan. Under the terms of the agreements as amended, Dr. Ochs earns a base salary of €250,000, Mr. Konyar earns a base salary of €200,000 and Mr. Vogt earns a base salary of €250,000. In addition, all executive officers are covered by ADSE’s D&O insurance policy. All other material provisions from the 2019 employment contracts remain in force.

Non-Executive Director Compensation

Each of the non-executive directors of ADSE Holdco has a contract with ADSE Holdco that provides for annual cash compensation of $50,000. In addition, each non-executive member of the board of directors of ADSE Holdco will be granted annual equity awards with a total value of $100,000 for each year of service on the board of directors.

The chairman of the audit committee will receive an additional $20,000 annual cash compensation for such service, the chairman of the nominating committee will receive an additional $10,000 annual cash compensation for such service, and the chairman of the compensation committee will receive an additional $15,000 annual cash compensation for such service. The cash compensation will be payable quarterly in advance to ADSE Holdco’s non-executive directors, who are eligible for equity compensation through ADSE Holdco’s equity incentive plan; provided that, while any member of the board of directors is also an executive officer, such individual is not eligible for any such compensation.

The chairman of the board of directors will receive a total of $200,000 in annual compensation for service on the board of directors, comprised of (i) annual cash compensation of $50,000 (identical to cash compensation granted to all non-executive board members as described above), (ii) annual equity awards with a total value of $100,000 (identical to the equity awards granted to all non-executive board members as described above, except such equity award grant will be in the form of stock options) and (iii) an additional $50,000 in annual equity awards for service as chairman of the board of directors, which will be paid in the form of stock options.

All equity awards granted to the directors of ADSE Holdco, including the chairman, have a one-year vesting term (i.e., they will vest on the first anniversary of the grant).

2021 Omnibus Incentive Plan

ADSE Holdco’s 2021 Omnibus Incentive Plan (the “2021 Plan” or “Incentive Plan”) was adopted in connection with the Transactions in order to facilitate the grant of equity awards to attract, retain and incentivize ADSE employees (including executive officers), independent contractors and directors of ADSE Holdco and its affiliates, which is essential to ADSE Holdco’s long-term success. The following summarizes the material terms of the 2021 Plan. This summary is qualified in its entirety to the full text of the 2021 Plan.

Administration. The Incentive Plan is administered by our Compensation Committee, except with respect to matters that are not delegated to the Compensation Committee by the Board. As used in this summary, the term “Administrator” refers to the Compensation Committee (or Board, as applicable) and its authorized delegates, as applicable. The Administrator is authorized to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the Incentive Plan, any sub-plan or award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the Incentive Plan as it deems necessary or proper. The Administrator has authority to administer and interpret the Incentive Plan, to grant discretionary awards under the Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of Ordinary Shares to be covered by each award, to make all other determinations in connection with the Incentive Plan and the awards thereunder as the Administrator deems necessary or desirable, to adopt, alter, and repeal administrative rules, guidelines and practices governing the Incentive Plan, to delegate authority under the Incentive Plan to ADSE’s executive officers and to otherwise supervise administration of the Incentive Plan. The Administrator also has the authority to establish, adopt, interpret or revise any rules and regulations including adopting sub-plans to the Incentive Plan and award agreements for the purposes of complying with securities, exchange control or tax laws outside of the United States or Ireland, and/or for the purposes of taking advantage of tax favorable treatment for awards granted to participants as it may deem necessary or advisable to administer the Incentive Plan, including the adoption of separate share schemes under the umbrella of the Incentive Plan in order to qualify for special tax or other treatment anywhere in the world; provided such rules, regulations or sub-plans, including the interpretation thereof are consistent with the terms and conditions of the Incentive Plan. To the extent the combined company seeks to obtain the benefit of exemptions available under Rule 16b-3 under the Exchange Act, it is expected that the entity acting as the Administrator will comprise “non-employee directors.”

Available Shares. The aggregate number of Ordinary Shares that may be issued or used for reference purposes under the Incentive Plan or with respect to which awards may be granted shall not exceed 6,450,000 shares. In addition, the number of Ordinary Shares available for issuance under the Incentive Plan will be annually increased on the first day of each fiscal year, for a period of not more than 10 years, beginning on January 1, 2022, and ending on (and including) January 1, 2031, in an amount equal to (i) five percent (5)% of the outstanding shares on the last day of the immediately preceding fiscal year or (ii) such lesser amount (including zero) that the compensation committee determines for purposes of the annual increase for that fiscal year. The maximum number of Ordinary Shares with respect to which incentive stock options may be granted under the Incentive Plan will be 6,450,000 shares, and will not be subject to the annual adjustment provision described above. The number of shares available for issuance under the Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding Ordinary Shares. In the event of any of these occurrences, ADSE Holdco may make any adjustments it considers appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the Incentive Plan or covered by grants previously made under the Incentive Plan. The shares available for issuance under the Incentive Plan may be, in whole or in part, either authorized and unissued Ordinary Shares or Ordinary Shares held in or acquired for ADSE Holdco’s treasury. If an award under the Incentive Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Incentive Plan. In addition, the following shares may also be used again for grant under the Incentive Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; and (2) shares purchased on the open market with the cash proceeds from the exercise of options.

Annual Non-Employee Director Compensation Limitation. Under the Incentive Plan, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all compensation (inclusive of awards granted under the Incentive Plan) to any individual non-employee director in any fiscal year will not exceed $750,000 or $1,000,000 in the first year of service.

Eligibility for Participation. Members of ADSE Holdco’s board of directors, as well as employees of, and consultants to, ADSE Holdco or its subsidiaries and affiliates, are eligible to receive awards under the Incentive Plan.

Award Agreement. Awards granted under the Incentive Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Administrator.

Stock Options. The Administrator may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Administrator will determine the number of Ordinary Shares subject to each option, the term of each option, which may not exceed 10 years, or five years in the case of an incentive stock option granted to a 10 percent shareholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of an Ordinary Share at the time of grant or, in the case of an incentive stock option granted to a 10 percent shareholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Administrator at grant, and the exercisability of such options may be accelerated by the Administrator.

Stock Appreciation Rights. The Administrator may grant stock appreciation rights (“SARs”) either with a stock option, which may be exercised only at such times and to the extent the related stock option is exercisable (a “Tandem SAR”), or independent of a stock option (a “Non-Tandem SAR”). A SAR is a right to receive a payment in Ordinary Shares or cash, as determined by the Administrator, equal in value to the excess of the fair market value of one Ordinary Share on the date of exercise over the exercise price per share as of the date of grant of the SAR. The term of each SAR may not exceed 10 years. The exercise price per share covered by a SAR will be the exercise price per share of the related stock option in the case of a Tandem SAR and will be the fair market value of Ordinary Shares on the date of grant in the case of a Non-Tandem SAR. The Administrator may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the Incentive Plan, or such other event as the Administrator may designate at the time of grant or thereafter.

Restricted Stock. The Administrator may award shares of restricted stock. Except as otherwise provided by the Administrator upon the award of restricted stock, the recipient generally has the rights of a shareholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Administrator may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock will be required to enter into an award agreement with ADSE Holdco that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

Other Stock-Based Awards. The Administrator may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, dividend equivalent units, stock equivalent units, restricted stock units (“RSUs”) and deferred stock units under the Incentive Plan that are payable in cash or denominated or payable in or valued by Ordinary Shares or factors that influence the value of such shares. The Administrator may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals and/or a minimum vesting period.

Other Cash-Based Awards. The Administrator may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Administrator will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Administrator may accelerate the vesting of such award in its discretion.

Performance Awards. The Administrator may grant a performance award to a participant payable upon the attainment of specific performance goals. A performance award generally is due upon the attainment of the relevant performance goals, and is payable either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Administrator. Based on service, performance and/or other factors or criteria, the Administrator may, at or after grant, accelerate the vesting of all or any part of any performance award.

Change in Control. In connection with a change in control, as defined in the Incentive Plan, the Administrator may accelerate vesting of outstanding awards under the Incentive Plan, and certain award agreements may also provide for such accelerated vesting. In addition, such awards may be, in the discretion of the Administrator: (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by ADSE Holdco for an amount equal to the excess of the price of an Ordinary Share paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of an Ordinary Share paid in a change in control is less than the exercise price of the award. The Administrator may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Certain Transactions. In connection with certain transactions and events affecting ADSE Holdco’s ordinary shares, including, without limitation, any extraordinary dividend, conversion, adjustment, split, recapitalization, reorganization, merger, consolidation, or similar corporate transaction or event, the Administrator has broad discretion to take action under the Incentive Plan to provide for adjustments to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event.

Shareholder Rights. Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a shareholder with respect to ADSE Holdco’s ordinary shares covered by any award until the participant becomes the record holder of such shares, and thereafter may still have restrictions on their rights as a shareholder, including but not limited to, the right to vote such shares.

Repricing. ADSE Holdco’s board of directors may not, without the approval of the shareholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR that has an exercise price in excess of fair market value in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Amendment and Termination. Notwithstanding any other provision of the Incentive Plan, ADSE Holdco’s board of directors may at any time amend any or all of the provisions of the Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to shareholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant. In no event may the Incentive Plan be amended without the approval of ADSE Holdco to increase the aggregate number of Ordinary Shares that may be issued under the Incentive Plan, decrease the minimum exercise price of any award, or make any other amendment that would require shareholder approval under applicable law, rules and regulations of any exchange on which ADSE Holdco’s securities are listed, except as provided under the Incentive Plan.

Transferability. Awards granted under the Incentive Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the Administrator may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards. The Incentive Plan provides that awards granted under the Incentive Plan are subject to any recoupment policy that ADSE Holdco may have in place or any obligation that ADSE Holdco may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date; Term. The Incentive Plan was adopted by ADSE Holdco’s board of directors and ADSE Holdco’s shareholders on December 22, 2021 in connection with the Closing of the Business Combination. No award will be granted under the Incentive Plan on or after the 10-year anniversary of the effective date of the Incentive Plan, which is the date the plan is approved by the shareholders. Any award outstanding under the Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Material U.S. Federal Income Tax Consequences

The material federal income tax consequences of the Incentive Plan under current federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the Incentive Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Non-U.S. state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock Options and SARs. An Incentive Plan participant generally will not recognize taxable income and ADSE Holdco generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an incentive stock option or a nonqualified stock option. Upon exercising a nonqualified stock option when the fair market value of ADSE Holdco’s ordinary shares is higher than the exercise price of the option, an Incentive Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and ADSE Holdco (or its subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an incentive stock option, an Incentive Plan participant generally will not recognize taxable income, and ADSE Holdco will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of incentive stock option shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

ADSE Holdco will not be entitled to any tax deduction if the participant makes a qualifying disposition of incentive stock option shares. If the participant makes a disqualifying disposition of the shares, ADSE Holdco should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, an Incentive Plan participant will recognize taxable income at ordinary income tax rates, and ADSE Holdco should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted Stock and RSUs. An Incentive Plan participant generally will not recognize taxable income at ordinary income tax rates and ADSE Holdco generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and ADSE Holdco should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, an Incentive Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a risk of forfeiture (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the Ordinary Shares on the date of grant, less the amount paid, if any, for the shares. ADSE Holdco will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and ADSE Holdco will not be entitled to any additional tax deduction.

Other Stock-Based Awards, Other Cash-Based Awards, or Performance Awards. An Incentive Plan participant will not recognize taxable income and ADSE Holdco will not be entitled to a tax deduction upon the grant of a performance award, other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and ADSE Holdco should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Limitation on the Employer’s Compensation Deduction

Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

Excess Parachute Payments

Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an “excess parachute payment.” Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the Incentive Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.

Application of Section 409A of the Code

Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” includes equity-based incentive programs, including some stock options, stock appreciation rights and RSU programs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted nonqualified stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.

The awards made pursuant to the Incentive Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code to the extent the awards granted under the Incentive Plan are not exempt from coverage. However, if the Incentive Plan fails to comply with Section 409A in operation, a participant could be subject to the additional taxes and interest.

State, local and foreign tax consequences may in some cases differ from the United States federal income tax consequences described above. The foregoing summary of the United States federal income tax consequences in respect of the Incentive Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.

The Incentive Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

New Plan Benefits

Grants under the Incentive Plan will be made at the discretion of the Administrator and are not currently determinable. The value of the awards granted under the Incentive Plan will depend on a number of factors, including the fair market value of ADSE Holdco’s ordinary shares on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Persons Residing Outside of Ireland or the United States

Notwithstanding any provision of the Incentive Plan to the contrary, in order to comply with the laws in other countries in which ADSE Holdco or any of its affiliates operates or has employees, the Administrator, in its sole discretion, shall have the power and authority to determine which affiliates shall be covered by the Incentive Plan; determine which persons employed, or providing services, outside the United States are eligible to participate in the Incentive Plan; amend or vary the terms and provisions of the Incentive Plan and the terms and conditions of any award granted to persons who reside or provide services outside Ireland or the United States; establish sub-plans and modify exercise procedures and other terms and procedures to the extent such actions may be necessary or advisable for legal, tax or administrative reasons; and take any action, before or after an award is made, that it deems advisable to obtain or comply with any necessary local government regulatory or tax exemptions or approvals. Notwithstanding the above, the Administrator may not take any actions hereunder, and no awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute.

6.C. Board Practices

Independence of Directors

The Nasdaq corporate governance rules require that a majority of the board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). The board of directors of ADSE Holdco has determined that Joseph Brancato, Bazmi Husain, Kurt Lauk, PhD, (Chairman), Salina Love and K.R. Kent will be considered independent directors.

Classes of Directors

The board of directors is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

●	the Class I director includes Joseph Brancato;

●	the Class II directors include Salina Love, Bazmi Husain and K.R. Kent; and

●	the Class III directors include Kurt Lauk and Thomas Speidel.

The term of the initial Class I directors will terminate at the conclusion of the Company’s 2022 annual general meeting; the term of the initial Class II directors will terminate on the conclusion of the Company’s 2023 annual general meeting; and the term of the initial Class III directors will terminate on the conclusion of the Company’s 2024 annual general meeting.

Risk Oversight

ADSE Holdco’s board of directors will oversee the risk management activities designed and implemented by ADSE’s management. ADSE Holdco’s board of directors will execute its oversight responsibility both directly and through its committees. ADSE Holdco’s board of directors will also consider specific risk topics, including risks associated with ADSE Holdco’s strategic initiatives, business plans and capital structure. ADSE’s management, including its executive officers, will be primarily responsible for managing the risks associated with operation and business of ADSE Holdco and its subsidiaries and will provide appropriate updates to the board of directors and the audit committee. ADSE Holdco’s board of directors will delegate to the audit committee oversight of its risk management process, and its other committees will also consider risk as they perform their respective committee responsibilities. All committees will report to ADSE Holdco’s board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Meetings and Committees of the Board of Directors

ADSE Holdco has established a separately standing audit committee, nominating committee and compensation committee.

Audit Committee Information

In connection with the consummation of the Transactions, ADSE Holdco established an audit committee of the board of directors which consists of Ms. Love, Mr. Kent and, Mr. Brancato, each of whom is independent under the applicable Nasdaq listing standards. A written charter for the audit committee was adopted on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The purpose of the audit committee is, among other things, to assist the Board in its oversight responsibilities relating to appointing, retaining, setting compensation of, and supervising ADSE Holdco’s independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing ADSE Holdco’s accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the exchange listing standards and the rules and regulations of the SEC, who are “financially literate.” “Financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, ADSE Holdco will be required to certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Ms. Love serves as the audit committee financial expert.

Nominating Committee Information

In connection with the consummation of the Transactions, ADSE Holdco established a nominating committee of the board of directors comprised of Messrs. Lauk, Husain and Kent. Each member of the nominating committee is independent under the applicable listing standards. The nominating committee adopted a written charter on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on ADSE Holdco’s board of directors.

Guidelines for Selecting Director Nominees

The nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to ADSE Holdco’s board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on ADSE Holdco’s board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee Information

In connection with the consummation of the Transactions, ADSE Holdco established a compensation committee of the board of directors. The compensation committee consists of Messrs. Husain and Brancato, each of whom is independent under the applicable Nasdaq listing standards. The compensation committee adopted a written charter on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The purpose of the compensation committee is to facilitate the Board’s discharge of its responsibilities relating to reviewing and approving compensation paid to ADSE’s officers and directors and administering ADSE Holdco’s incentive compensation plans, including authority to make and modify awards under such plans.

Code of Business Ethics

On December 22, 2021, ADSE Holdco adopted a Code of Business Ethics that applies to all of ADSE’s employees, officers, and directors. This includes ADSE’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of ADSE Holdco’s Code of Business Ethics has been posted on ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. ADSE Holdco intends to disclose on its website any future amendments of the Code of Business Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or ADSE Holdco’s directors from provisions in the Code of Business Ethics. Information disclosed on ADSE Holdco’s website is not a part of this Annual Report.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of ADSE’s officers or employees. None of ADSE’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of ADSE Holdco’s board of directors or compensation committee.

Shareholder and Interested Party Communications

Prior to the consummation of the Transactions, ADSE Holdco’s board of directors did not provide a process for shareholders or other interested parties to send communications to the board of directors of ADSE Holdco because management believed that it was premature to develop such processes given the limited liquidity of the Ordinary Shares at that time. However, management of ADSE Holdco following the consummation of the Transactions may establish a process for shareholder and interested party communications in the future.

Indemnification Agreements

ADSE has entered into separate indemnification agreements with its directors and executive officers. These agreements, among other things, require ADSE Holdco and ADSE GM to jointly and severally indemnify ADSE Holdco’s directors and ADSE’s (including ADSE GM’s) executive officers as well as ADSE GM’s directors for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such director or executive officer in any action or proceeding arising out of their services as one of ADSE Holdco’s or ADSE GM’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at ADSE Holdco’s or ADSE GM’s request. ADSE believes that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

6.D. Employees

For information about employees, see Item 4.B of this Annual Report, “—Employees and Human Capital Management,” contained in this Annual Report and incorporated herein by reference.

6.E. Share Ownership

For information regarding the share ownership of directors and officers, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders. For information as to our equity incentive plans, see “Item 6.B. Director, Senior Management and Employees—Executive Officer and Director Compensation—Equity Compensation—Incentive Award Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 48,807,898 Ordinary Shares outstanding as of April 14, 2022, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner (1)	Ordinary Shares	% of Outstanding Ordinary Shares
Officers and Directors
Joseph Brancato	—	—
Bazmi Husain	—	—
K.R. Kent	—	—
Hakan Konyar	—	—
Kurt Lauk(2)	10,000	* %
Salina Love(3)	100	* %
John Neville	—	—
Thorsten Ochs	—	—
Thomas Speidel(4)	17,620,882	36.1%
Robert Vogt	—	—
All (10 individuals)	17,630,982	36.1%

Greater than 5% Shareholders
ADSH(5)	17,620,882	36.1%
Robert Bosch GmbH(6)	10,462,451	21.4%
Bosch(7)	8,062,451	16.5%

*	Less than 1 percent

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o ADS-TEC ENERGY PLC, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

(2)	Consists of 10,000 Ordinary Shares purchased in open market transactions.

(3)	Consists of 100 Ordinary Shares purchased in open market transactions.

(4)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange and (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation. As such, Mr. Speidel may be deemed to have beneficial ownership of the securities held directly by ADSH. Mr. Speidel disclaims beneficial ownership of any securities held by ADSH other than to the extent of his pecuniary interests therein, directly or indirectly.

(5)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange and (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. The business address of ADSH is Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation.

(6)	Consists of (i) 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange and (ii) 2,400,000 EUSG Class A Ordinary Shares issued to Robert Bosch GmbH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

(7)	Consists of 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of April 14, 2022, we had approximately 42 shareholders of record of our Ordinary Shares. We estimate that as of April 14, 2022, approximately 33.6% of our outstanding ordinary shares are held by 25 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

7.B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2021 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

Business Combination Agreement

On August 10, 2021, ADSE Holdco, EUSG, Merger Sub, Bosch and ADSH, entered into a Business Combination Agreement. Pursuant to the Business Combination Agreement, on December 22, 2021 (i) EUSG merged with and into Merger Sub, with Merger Sub being the surviving company in such merger (the “SPAC Merger”), (ii) following the SPAC Merger, Bosch transferred to ADSE Holdco, and ADSE Holdco will acquired from Bosch certain shares of ADSE GM in exchange for the Cash Consideration (the “Bosch Acquisition”), and (iii) concurrently with the Bosch Acquisition, Bosch and ADSH transferred as contribution to ADSE Holdco, and ADSE Holdco assumed from Bosch and ADSH, certain shares of ADSE GM in exchange for the Share Consideration (the “Share-for-Share Exchange” and, together with the SPAC Merger, the Bosch Acquisition and the other transactions contemplated by the Business Combination Agreement and the Transaction Documents, the “Transactions”).

PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement on August 10, 2021, EUSG and ADSE Holdco entered into subscription agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and EUSG agreed to issue and sell to such PIPE Investors, an aggregate of 15.6 million EUSG ordinary shares at $10.00 per share for gross proceeds of $156 million on the business day immediately prior to the Closing. The PIPE Investors include affiliates of EUSG Sponsor, ADSH, Bosch, EBC and certain officers and directors of EUSG (Messrs. Thunell, Trehan and Rothfeldt). Affiliates of EUSG Sponsor (of which Messrs. Taselaar and Hovers are directors), ADSH, Bosch, EBC, Dr. Thunell, Mr. Trehan and Mr. Rothfeldt invested $7.5 million, $10 million, $24 million, $2.8 million, $1 million, $4 million and $2 million, respectively, in the PIPE Financing, which closed on December 21, 2021. Pursuant to the Subscription Agreement, ADSE Holdco is required to file with the SEC, no later than thirty (30) days after the consummation of the Transactions, a registration statement registering the resale from time to time by each PIPE Investor of all of the PIPE Shares and have such registration statement declared effective no later than 60 calendar days following the consummation of the Transactions (or 90 calendar days, to the extent the SEC notified ADSE Holdco of its intention to review such registration statement). ADSE Holdco has agreed with certain selling securityholders pursuant to the Subscription Agreements to use commercially reasonable efforts to keep the registration statement effective until the earliest of the following: (i) the selling securityholder ceases to hold any securities covered by the prospectus, (ii) the date all securities covered by the prospectus held by selling securityholder may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable, and (iii) two years from the effective date of the prospectus.

Registration Rights Agreement

On December 22, 2021, concurrently with consummation of the Transactions and as contemplated by the Business Combination Agreement, ADSE Holdco entered into a registration rights agreement (the “Registration Rights Agreement”) with certain initial shareholders of EUSG, the ADSE GM Shareholders, the Underwriters and Jonathan Copplestone (collectively, the “Holders”), pursuant to which ADSE Holdco is obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act of 1933, as amended (“Securities Act”), the securities of ADSE Holdco held by the Holders (the “Registrable Securities”). Pursuant to the Registration Rights Agreement, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand, at any time or from time to time, that ADSE Holdco file a registration statement with the SEC to register the securities of ADSE Holdco held by such holders. The Registration Rights Agreement also (i) provides the Holders with “piggyback” registration rights, subject to certain requirements and customary conditions and (ii) requires ADSE Holdco to prepare and file with the SEC, no later than thirty (30) days following Closing, a registration statement registering the resale from time to time by each Holder of all of the Registrable Securities held by such Holder (the “Resale Shelf Registration Statement”). ADSE Holdco will use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as practicable after filing, but in no event later than 180 days following Closing. Once effective, ADSE Holdco will use commercially reasonable efforts to keep the Resale Shelf Registration Statement continuously effective and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, to ensure that another registration statement is available, under the Securities Act at all times until all Registrable Securities covered by such Resale Shelf Registration Statement (i) have been disposed of in accordance with the intended method(s) of distribution set forth in such Resale Shelf Registration Statement, (ii) have been otherwise transferred such that subsequent public distribution of such securities will not require registration under the Securities Act or (iii) have ceased to be outstanding.

Amended and Restated Warrant Agreement

On December 22, 2021, concurrently with consummation of the Transactions and as contemplated by the Business Combination Agreement, ADSE Holdco, EUSG, and Continental Stock Transfer and Trust Company, as warrant agent (“Continental”), entered into an amended and restated warrant agreement (the “Amended and Restated Warrant Agreement”), pursuant to which (i) ADSE Holdco assumed all of the liabilities, duties, and obligations of EUSG under and in respect of the existing warrant agreement; (ii) all references to EUSG warrants were revised to become references to ADSE Holdco Warrants; and (iii) the outstanding warrants were adjusted pursuant to the terms of the existing warrant agreement, such that the warrants became exercisable for Ordinary Shares, in lieu of Class A ordinary shares of EUSG previously issuable and receivable upon the exercise of rights under the existing warrant agreement.

Lock-Up Agreement

On December 22, 2021, concurrently with the Closing, ADSE Holdco entered into a lock-up agreement (the “Lock-Up Agreement”) with the EUSG initial shareholders, the ADSE GM Shareholders and the Underwriters (each, a “Lock-Up Party”), pursuant to which each Lock-Up Party agreed, from the Closing Date until, (i) in the case of Lock-Up Securities (including Ordinary Shares issuable upon exercise thereof) issued to EUSG Sponsor or its affiliates and the ADSE GM Shareholders, six months after the Closing Date and (ii) in the case of Private Warrants (including Ordinary Shares issuable upon exercise thereof) issued to the Underwriters, thirty days after the Closing Date, not to (A) sell, offer to sell, contract or agree to sell, hypothecate pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Ordinary Shares and Warrants, other than any Ordinary Shares acquired in the public market after the Closing Date and any Ordinary Shares acquired by the ADSE GM Shareholders or their affiliates as a result of their participation in the PIPE Financing (such securities, the “Lock-up Securities”), (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Securities whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Services Agreements

Employee Sharing and Cost Sharing Agreement

In December 2021, we entered into an employee sharing and cost sharing agreement with ADSE US (the “Employee Sharing and Cost Sharing Agreement”), pursuant to which we and ADSE US agree to share certain costs and expenses associated with certain employees, certain facilities and property, and certain third-party arrangements. Under the agreement, each party agrees to reimburse the other party for its arm’s length share of any such costs and expenses. The agreement has an initial term expiring on December 23, 2024 and renews automatically for additional one-year periods. Either party may terminate the agreement by written notice at least 30 days prior to December 23, 2024 or the expiration of the then-renewal term.

Agreement on Cost Allocation for the Provision of Shared Services

In December 2021, we entered into the Agreement on Cost Allocation for the Provision of Shared Services with ADSE GM and ADSE US (the “Agreement on Cost Allocation for the Provision of Shared Services”). Under the allocation agreement, we, ADSE GM and ADSE US agree to allocate costs for certain services provided by our related parties ADSH and ads-tec Administration GmbH, including finance and accounting, legal and tax consulting, compliance and risk, investor relations, human resources, and information technology. All allocable cost will be subject to a 5% profit mark-up to ensure that the services are provided at arms’ length. The agreement has an initial term expiring on December 31, 2024 and automatically extends for additional one-year periods. Any party may terminate the agreement by written notice at least three months prior to December 31, 2024 or the expiration of the then-renewal term.

ADSE GM’s services arrangements with its affiliates are provided under services contracts and ADSE GM is invoiced on a regular basis for the cost of the services provided.

ADSE GM pays administrative services fees to ads-tec Administration GmbH, an affiliate of ADSH, for finance, human resources, marketing, purchasing indirect material and general administration services and in the fiscal years ended December 31, 2020 and December 31, 2021 incurred kEUR 2,474 and kEUR 2,963, respectively, in such fees.

ADSE GM pays management fees to ads-tec Holding GmbH, a shareholder of ADSE GM, a portion of which is for the services of Thomas Speidel as the Chief Executive Officer of ADSE GM. In the fiscal year ended December 31, 2020 and December 31, 2021, ADSE GM paid kEUR 450 and kEUR 440, respectively, in such fees. These fees are invoiced to ADSE GM based on the services provided.

ADSE GM also paid kEUR 262 in the fiscal year ended December 31,2020 and kEUR 1,479 in the fiscal year ended December 31,2021 in development fees to ads-tec Engineering GmbH. ADSE GM also paid rent of kEUR 261 in fiscal year ended December 31, 2020 and kEUR 271 in fiscal year ended December 31, 2021 to ads-tec Immobilien GmbH & Co. KG.

Bosch Thermotechnik GmbH and ADSE GM have a framework contract under which Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates can procure commercial energy storage solutions from ADSE GM. Furthermore, based on a separate arrangement between ADSE GM and Robert Bosch GmbH, Robert Bosch GmbH has ordered an industrial energy storage solution from ADSE GM with a contract value of approximately EUR 1.7 million, in which EUR 1.6 million has been recognized in revenue in 2021. Also, Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates and ADSE GM have supply and service arrangements with respect to which Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates provide products and services to ADSE GM, mainly relating to engineering, power electronics, software and systems development, project management, supplier management and quality management services. The contracts currently consist of paid one-time fees of approximately kEUR 455 in 2021, EUR 2.4 million in 2020 and kEUR 81 in 2019 and a variable annual fee of up to approximately EUR 0.2 million.

Indebtedness

ADSE GM has a subordinated loan from ads-tec Holding GmbH in the amount of kEUR 7,709 as of December 31, 2020 due on December 31, 2023. An interest rate of 2% per annum applies to kEUR 5,970 of the loan, and an interest rate of 10% per annum applies to the remainder, with 2% allowed to be paid in kind with regard to a partial amount of kEUR 1,400. The interest is payable at the end of the term.

ADSE GM also has liabilities payable to two affiliates as of December 31, 2020, ads-tec Administration GmbH of kEUR 846 and to ads-tec Dresden GmbH of kEUR 450 for shared and production services which are due on a regular basis.

ADSE GM had two outstanding loans to Robert Bosch GmbH. The first is a loan in the amount of kEUR 10,550 due on December 31, 2023, which has an interest rate of 10% per annum, with the option of capitalizing 2% of the interest per year in kind. The second is a subordinated loan in the amount of kEUR 7,087 due on December 31, 2023, which has an interest rate of 8%. Such loan agreement was transferred to Irish Holdco pursuant to the Share and Loan Consideration Transfer Agreement at the closing of a business combination on December 23, 2021.

ADSE GM had a loan agreement with Robert Bosch GmbH under which it can borrow up to EUR 13.2 million. The agreement was entered into in August 2021, carries an interest rate of 6% per annum and terminates in January 2023. Such loan agreement was transferred to Irish Holdco pursuant to the Share and Loan Consideration Transfer Agreement at the closing of a business combination on December 23, 2021.

ADSE GM also has a loan agreement with ADSH in the amount of EUR 4.4 million, entered into in August 2021, which carries an interest rate of 6% per annum and terminates in January 2023. Such loan agreement was transferred to ADSE Holdco pursuant to the Share and Loan Consideration Transfer Agreement at the closing of a business combination on December 23, 2021.

As of December 30, 2021, the above-referenced loans described in this section were repaid in full.

Indemnification Agreements

Our Memorandum and Articles of Association provide for certain indemnification rights for our directors and executive officers, and we have entered into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require ADSE Holdco and ADSE GM to jointly and severally indemnify ADSE Holdco’s directors and executive officers as well as ADSE GM’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such director or executive officer in any action or proceeding arising out of their services as one of ADSE Holdco’s or ADSE GM’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at ADSE Holdco’s or ADSE GM’s request. ADSE GM believes that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements”.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, neither we nor any of our subsidiaries are party to any governmental, legal or arbitration proceedings (nor are we aware of any such proceedings that are pending or threatened) that have had or may have a significant effect on our financial position or profitability.

Dividend Policy

We have not paid any cash dividends on our ordinary shares to date. Our board of directors will consider whether or not to institute a dividend policy. It is presently intended that we will retain our earnings for use in business operations and, accordingly, it is not anticipated that our board of directors will declare dividends in the foreseeable future.

8.B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Ordinary Shares and warrants, each warrant to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to adjustment (“Warrants”), are listed on the Nasdaq Capital Market under the symbols ADSE and ADSEW, respectively. The Ordinary Shares and Warrants are described in Item 10.B of this Annual Report under “—Memorandum and Articles of Association.”

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “ADSE” and “ADSEW,” respectively.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

The following description of the material terms of the share capital of ADSE Holdco includes a summary of specified provisions of ADSE Holdco’s M&A. This description is qualified by reference to ADSE Holdco’s M&A filed as an exhibit to this Annual Report.

General

ADSE Holdco is a public limited company organized and existing under the laws of Ireland. ADSE Holdco was formed on 26 July 2021 as a public limited company under the name ADS-TEC ENERGY PLC. ADSE Holdco’s affairs are governed by ADSE Holdco’s M&A, the Irish Companies Act and the corporate law of Ireland. The authorized share capital of ADSE Holdco is (a) US$60,000 divided into (i) 500,000,000 Ordinary Shares, with a nominal value of $0.0001 per share, of which 439,529,616 Ordinary Shares remain authorized and unissued and are not reserved for Warrants and (ii) 100,000,000 preferred shares, with a nominal value of $0.0001 per share, all of which remain authorized and unissued and (b) €25,000 divided into 25,000 deferred ordinary shares with a nominal value of €1.00 per share, which are held by ADSE Holdco as treasury shares.

Ordinary Shares

General.  As of, 14 April 2022, there were 48,807,898 Ordinary Shares issued and outstanding. In addition, ADSE Holdco holds €25,000 worth of deferred ordinary shares in ADSE Holdco as treasury shares.

Dividends. The holders of Ordinary Shares are entitled to such dividends as may be declared by ADSE Holdco’s board of directors. Dividends may be declared and paid out of the funds legally available therefor. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Irish Companies Act.

Voting Rights. Each Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of ADSE Holdco. Voting at any meeting of shareholders is by way of a poll, which shall be taken in such manner as the chairperson of the meeting directs.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than 75% of the votes cast attaching to the outstanding ordinary shares at a meeting. Where the shareholders wish to act by way of written resolution in lieu of holding a meeting, unanimous consent of the holders of the Ordinary Shares shall be required. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to ADSE Holdco’s M&A.

Transfer of Ordinary Shares. Subject to the restrictions contained in the Business Combination Agreement with respect to ADSE Holdco securities issued to the ADSE GM Shareholders in the Share-for-Share Exchange, the provisions of the Lock-Up Agreement, and subject to any further restrictions contained in ADSE Holdco’s M&A, any ADSE Holdco shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by ADSE Holdco’s board of directors from time to time.

Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders thereof on a pro rata basis. If ADSE Holdco’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by ADSE Holdco’s shareholders proportionately.

General Meetings of Shareholders. Shareholders’ meetings may be convened by the board of directors, by the board of directors on the requisition of the shareholders or, if the board of directors fails to so convene a meeting, such extraordinary general meeting may be convened by the requisitioning shareholders where the requisitioning shareholders hold not less than 10% of the paid up share capital of ADSE Holdco. Any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with ADSE Holdco’s M&A and the Irish Companies Act. Unanimous consent of the holders of the Ordinary Shares shall be required before the shareholders may act by way of written resolution without a meeting.

Warrants

General. As of 14 April 2022, there were an aggregate of 11,662,500 Warrants issued and outstanding. Certain “private warrants”, being warrants initially issued by EUSG to EUSG Sponsor and the Underwriters rather than those issued to the public, (i) will not be redeemable by ADSE Holdco, (ii) may be exercised for cash or on a cashless basis at the holder’s option as long as such warrants are held by the initial holders or their affiliates or permitted transferees, and (iii) were subject to a lockup for a period of 30 days from the closing of the Transactions.

Exercisability. Each Warrant entitles the registered holder to purchase one Ordinary Share.

Exercise Price. $11.50 per share, subject to adjustment.

The exercise price and number of Ordinary Shares issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of Ordinary Shares at a price below the Warrant exercise price.

Exercise Period. The Warrants are exercisable at any time and from time to time until 5:00 p.m., New York City time on December 22, 2026, or earlier upon their redemption.

No Warrants will be exercisable for cash unless ADSE Holdco has an effective and current registration statement covering the offer and sale of the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to such Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the offer and sale of Ordinary Shares issuable upon exercise of the Warrants is not effective within a specified period following the consummation of the Transactions, warrant holders may, until such time as there is an effective registration statement and during any period when ADSE Holdco shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Ordinary Shares for the five trading days ending on the trading day prior to the date of exercise.

ADSE Holdco has agreed to use its best efforts to file and have an effective registration statement covering the offer and sale of the Ordinary Shares issuable upon exercise of the Warrants, to maintain a current prospectus relating to those Ordinary Shares until the earlier of the date the Warrants expire or are redeemed and the date on which all of the Warrants have been exercised, and to qualify the resale of such shares under U.S. state blue sky laws, to the extent an exemption is not available. However, there is no assurance that ADSE Holdco will be able to do so and, if ADSE Holdco does not maintain a current prospectus relating to the offer and sale of the Ordinary Shares issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants for cash and ADSE Holdco will not be required to net cash settle or cash settle the Warrant exercise.

Redemption of Warrants. ADSE Holdco may call the Warrants for redemption (excluding certain Warrants initially issued to EUSG’s initial shareholders, so long as such Warrants are held by the EUSG initial shareholders or their respective affiliates and certain permitted transferees), in whole and not in part, at a price of $0.01 per Warrant:

●	at any time after the Warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

●	if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the ADSE Holdco Warrants become exercisable and ending three business days prior to the date the notice of redemption was sent to ADSE Holdco Warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to offer and sale of the Ordinary Shares underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for the Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of the redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

If ADSE Holdco calls the Warrants for redemption as described above, ADSE Holdco’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Ordinary Shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

Registered Form. The Warrants will held in registered form pursuant to the Amended and Restated Warrant Agreement among ADSE Holdco, EUSG, and Continental Stock Transfer & Trust Company, as warrant agent. The Amended and Restated Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct or supplement any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.

Manner of Exercise. The Warrants may be exercised upon surrender of the holder’s Warrant certificate on or prior to the expiration date at the offices or agency of the warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to ADSE Holdco or by wire transfer, for the number of Warrants being exercised.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holders would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Ordinary Shares outstanding.

No Rights as a Shareholder. The Warrant holders have neither the rights nor the privileges of holders of Ordinary Shares, nor do they have any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each Ordinary Share held of record on all matters to be voted on by holders of Ordinary Shares.

No Fractional Shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, ADSE Holdco will, upon exercise, round up to the nearest whole number the number of Ordinary Shares to be issued to the warrant holder.

Transfer Agent and Registrar

ADSE Holdco’s transfer agent and warrant agent is Continental Stock Transfer & Trust Company. ADSE Holdco’s registrar is Link Group.

Listing

The Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “ADSE” and “ADSEW”, respectively.

10.C. Material Contracts

For information concerning our material contracts, see “Item 7. Major Shareholders and Related Party Transactions-7.B. Related Party Transactions”, incorporated herein by reference.

10.D. Exchange Controls

Under the laws of Ireland, there are currently no Irish restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends (other than dividend withholding tax where an exemption does not apply) to nonresident holders of our ordinary shares.

10.E. Taxation

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain material U.S. federal income tax considerations to U.S. Holders (as defined below) of the acquisition, ownership and disposition of Ordinary Shares and Warrants. The information set forth in this section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and court decisions, all as in effect as of the date hereof. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, in a manner that could adversely affect the tax considerations discussed below.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Ordinary Shares or Warrants that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances. In particular, this discussion considers only U.S. Holders that hold Ordinary Shares or Warrants as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the alternative minimum tax, the Medicare tax on net investment income or the U.S. federal income tax consequences to holders that are subject to special rules, including, without limitation:

●	banks or certain other financial institutions or financial services entities;

●	brokers, dealers or traders in securities;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	tax-qualified retirement plans;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that acquired Ordinary Shares or Warrants pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold Ordinary Shares or Warrants, or who will hold Ordinary Shares or Warrants, as part of a straddle, constructive sale, hedging, redemption or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders);

●	S corporations, partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes, or shareholders, partners or members of such S corporations, partnerships or other pass-through entities;

●	persons required to accelerate the recognition of any item of gross income with respect to Ordinary Shares or Warrants as a result of such income being recognized on an applicable financial statement;

●	persons who actually or constructively own 5% (measured by vote or value) or more of Ordinary Shares; and

●	holders that are not U.S. Holders.

This discussion does not address any tax laws other than the U.S. federal income tax law, such as U.S. federal gift or estate tax laws, state, local or non-U.S. tax laws.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Ordinary Shares or Warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares and Warrants.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of acquiring, owning or disposing Ordinary Shares or Warrants or any other related matter or other matter discussed herein. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

EACH HOLDER OF ORDINARY SHARES OR WARRANTS SHOULD CONSULT ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDERS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

Distributions on Ordinary Shares

Subject to the PFIC rules discussed in the section below titled “— Passive Foreign Investment Company Regime,” if ADSE Holdco makes a distribution of cash or other property to a U.S. Holder of Ordinary Shares, such distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of ADSE Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce (but not below zero) a U.S. Holder’s basis in its Ordinary Shares, and any remaining excess will be treated as gain from the sale or exchange of such Ordinary Shares.

With respect to corporate U.S. Holders, dividends with respect to Ordinary Shares generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, ADSE Holdco dividends generally will be taxed as “qualified dividend income” at preferential long-term capital gains rates if (i) Ordinary Shares are readily tradable on an established securities market in the United States or ADSE Holdco is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) certain holding period and at-risk requirements are met, (iii) ADSE Holdco is not treated as a PFIC in the taxable year in which the dividend is paid or the preceding taxable year, and (iv) certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the preferential rate for any dividends paid with respect to Ordinary Shares.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by ADSE Holdco may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Ordinary Shares will generally be treated as non-U.S. source income and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Warrants

Subject to the PFIC rules discussed in the section below titled “— Passive Foreign Investment Company Regime,” upon a sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale, exchange, redemption or other taxable disposition, and (ii) such U.S. Holder’s adjusted tax basis in the Ordinary Shares or Warrants sold.

Capital gain or loss will generally constitute long-term capital gain or loss if a U.S. Holder’s holding period for the Ordinary Shares or Warrants exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be taxable at preferential rates. The deductibility of capital losses is subject to limitations. For purposes of calculating the U.S. foreign tax credit, gain or loss recognized by a U.S. Holder upon the sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants will generally be treated as U.S. source gain or loss. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed in the section below titled “— Passive Foreign Investment Company Regime” and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Warrant on the exercise of a Warrant for cash. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed in the section titled below “— Passive Foreign Investment Company Regime,” a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. Subject to the PFIC rules discussed in the section titled below “— Passive Foreign Investment Company Regime,” the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal to the sum of the U.S. holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered Warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from ADSE Holdco if, for example, the adjustment increases the U.S. Holder’s proportionate interest in ADSE Holdco’s assets or earnings and profits (e.g., through an increase in the number of Ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to U.S. Holders of such Ordinary Shares as described under “— Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of the Warrant had received a cash distribution from ADSE Holdco equal to the fair market value of the increase in the interest.

Passive Foreign Investment Company Status

A non-U.S. corporation, such as ADSE Holdco, will be classified as a PFIC if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules, or (b) at least 50% of the value of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, and net gains from the disposition of assets which produce passive income. A corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of another corporation if the first-mentioned corporation owns, directly or indirectly, 25% or more (by value) of the stock of the other corporation.

ADSE Holdco does not expect to be treated as a PFIC in the current taxable year or in future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and depends, among other things, upon the composition of ADSE Holdco’s gross income and assets. Additionally, the value of ADSE Holdco’s assets for purposes of the PFIC determination will generally be determined by reference to its market capitalization, which is likely to fluctuate. Accordingly, there can be no assurance that ADSE Holdco will not be a PFIC for the current taxable year or in future taxable years.

If ADSE Holdco is determined to be a PFIC for any taxable year (or any portion thereof) that is included in the holding period of a U.S. Holder and, in the case of Ordinary Shares, such U.S. Holder did not make a timely and effective qualified electing fund (“QEF”) election or a mark-to-market election (each described below) for ADSE Holdco’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) Ordinary Shares, then such U.S. Holder will generally be subject to special and adverse rules with respect to (i) any gain recognized by such U.S. Holder on the sale or other disposition of its Ordinary Shares or Warrants and (ii) any “excess distribution” made to a U.S. Holder (generally, any distributions to a U.S. Holder during a taxable year of such U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such Ordinary Shares). Under these default PFIC rules:

●	a U.S. Holder’s gain or excess distribution will be allocated ratably over such U.S. Holder’s holding period for its Ordinary Shares or Warrants;

●	the amount of gain allocated to such U.S. Holder’s taxable year in which such U.S. Holder recognized the gain or received the excess distribution, or to the period in such U.S. Holder’s holding period before the first day of ADSE Holdco’s taxable year in which it was a PFIC, will be taxed as ordinary income; and

●	the amount of gain allocated to other taxable years (or portions thereof) of such U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest marginal tax rate in effect for that year and applicable to such U.S. Holder, and an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year (or portion thereof) of such U.S. Holder’s holding period.

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of the Ordinary Shares (but not the Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of ADSE Holdco’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which ADSE Holdco’s taxable year ends. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from ADSE Holdco. ADSE Holdco has not determined whether it will provide U.S. Holders with this information if it determines that it is a PFIC.

Alternatively, if ADSE Holdco is a PFIC and the Ordinary Shares are treated as “marketable stock,” a U.S. Holder may also be to avoid the adverse PFIC tax consequences described above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Ordinary Shares, makes an election to mark such shares to their market value for such taxable year (a “mark-to-market election”). Such U.S. Holder generally will include as ordinary income for each year that ADSE Holdco is treated as a PFIC the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over such U.S. Holder’s adjusted basis in its Ordinary Shares. Such U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Such U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss recognized. Gain recognized on a sale or other taxable disposition of the Ordinary Shares in a taxable year in which ADSE Holdco is a PFIC will be treated as ordinary income, and any loss will be ordinary to the extent of the net amount of previously included income as a result of the mark-to-market election (and thereafter will be capital loss, the deductibility of which is subject to limitations). Currently, a mark-to-market election may not be made with respect to the Warrants.

The mark-to-market election is available for “marketable stock,” which generally is stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in their particular circumstances.

If ADSE Holdco is a PFIC and, at any time, any subsidiary is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability under the default PFIC rules described above if ADSE Holdco receives a distribution from, or disposes of all or part of ADSE Holdco’s interest in, the lower-tier PFIC or if such U.S. Holders otherwise are deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of such U.S. Holder may be required to file IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the Treasury Regulations or other IRS guidance.

The rules dealing with PFICs are very complex and affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their tax advisors concerning the application of the PFIC rules to Ordinary Shares or Warrants under their particular circumstances.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds an applicable threshold based on whether the U.S. Holder is an entity or an individual (and in the case of an individual, the threshold depends upon such individual’s filing status and whether the individual resides in the United States), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). Generally, ADSE Holdco securities would constitute “specified foreign financial assets.” Penalties may apply if a U.S. Holder is required to submit such information to the IRS and fails to do so.

Distributions with respect to Ordinary Shares and proceeds from the sale, exchange, redemption or other taxable disposition of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

U.S. backup withholding is not an additional tax. Amounts withheld as U.S. backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules, if the required information is timely furnished to the IRS. Transactions effected through certain brokers or other intermediaries may be subject to U.S. backup withholding, and such brokers or intermediaries may be required by law to do U.S. backup withholding.

U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Anticipated Material Irish Tax Consequences to Non-Irish Holders of ADSE Holdco Securities

Scope

The following is a summary of the anticipated material Irish tax consequences of the acquisition, ownership and disposal of Ordinary Shares and Warrants. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Annual Report and stamp duty and withholding tax clearances which have been granted by the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is an individual who beneficially owns their Ordinary Shares and/or Warrants, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold their Ordinary Shares and/or Warrants, in connection with a trade carried on by such person through an Irish branch or agency.

This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and securityholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of Ordinary Shares and Warrants. The summary applies only to Non-Irish Holders who hold their Ordinary Shares and/or Warrants, as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Ordinary Shares and/or Warrants by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

The summary does not, except where expressly stated, consider the position of Non-Irish Holders who hold their Ordinary Shares and/or Warrants directly (and not beneficially through a broker or custodian (through DTC)). The Irish tax consequences of transactions in Ordinary Shares and/or Warrants held directly are generally negative when compared with Ordinary Shares and/or Warrants held through DTC. Any Non-Irish Holder contemplating holding their Ordinary Shares and/or Warrants directly should consult their personal tax advisors as to the Irish tax consequences of acquiring, owning and disposing of such Ordinary Shares and/or Warrants.

Irish Tax on Chargeable Gains (Irish CGT)

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%. Non-Irish Holders will not be within the territorial scope of a charge to Irish CGT on a disposal of their Ordinary Shares and/or Warrants, provided that such Ordinary Shares and/or Warrants neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares or warrants of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares or warrants acquired. Where Irish stamp duty arises it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Irish stamp duty may be payable in respect of transfers of Ordinary Shares and Warrants, depending on the manner in which the Ordinary Shares and Warrants are held. ADSE Holdco has entered into arrangements with DTC to allow the Ordinary Shares and Warrants to be settled through the facilities of DTC. As such, the discussion below discusses separately the securityholders who hold their shares through DTC and those who do not.

Ordinary Shares or Warrants Held Through DTC

The Irish Revenue Commissioners have confirmed to ADSE Holdco that transfers of Ordinary Shares and Warrants effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty.

Ordinary Shares or Warrants Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Ordinary Shares or Warrants where any party to the transfer holds such Ordinary Shares or Warrants outside of DTC may be subject to Irish stamp duty.

Holders of Ordinary Shares or Warrants wishing to transfer their Ordinary Shares or Warrants into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

●	there is no change in the beneficial ownership of such shares as a result of the transfer; and

●	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares or warrants by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of Ordinary Shares and Warrants held outside of DTC, it is strongly recommended that those securityholders who do not hold their ADSE Holdco securities through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their ADSE Holdco securities as into DTC as soon as possible.

Withholding Tax on Dividends (DWT)

Distributions made by ADSE Holdco will, in the absence of one of many exemptions, be subject to DWT, currently at a rate of 25%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by ADSE Holdco to holders of Ordinary Shares, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of Ordinary Shares, ADSE Holdco is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident holder of Ordinary Shares is not subject to DWT on distributions received from ADSE Holdco if such holder of Ordinary Shares is beneficially entitled to the distribution and is either:

●	a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, please see Ex. 99.1 to this Annual Report);

●	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

●	a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

●	a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

●	a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance and provided, in all cases noted above (but subject to “Ordinary—Shares Held by U.S. Resident Shareholders” below), ADSE Holdco or, in respect of Ordinary Shares held through DTC, any qualifying intermediary appointed by ADSE Holdco, has received from the holder of such Ordinary Shares, where required, the relevant DWT Forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of Ordinary Shares, where required, should furnish the relevant DWT Form to:

●	its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by ADSE Holdco) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Ordinary Shares by the broker) if its Ordinary Shares are held through DTC; or

●	ADSE Holdco’s transfer agent before the record date for the distribution if its Ordinary Shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this Annual Report.

For non-Irish resident holders of Ordinary Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of Ordinary Shares to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Ordinary Shares Held by U.S. Resident Shareholders

Distributions paid in respect of Ordinary Shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such Ordinary Shares in the records of the broker holding such Ordinary Shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by ADSE Holdco). It is strongly recommended that such holders of Ordinary Shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by ADSE Holdco).

Distributions paid in respect of Ordinary Shares that are held outside of DTC and are owned by a resident of the United States will not be subject to DWT if such holder of Ordinary Shares provides a completed IRS Form 6166 or a valid DWT Form to ADSE Holdco’s transfer agent to confirm its U.S. residence and claim an exemption. It is strongly recommended that holders of Ordinary Shares (which are to be held outside of DTC) who are U.S. residents provide the appropriate completed IRS Form 6166 or DWT Form to ADSE Holdco’s transfer agent as soon as possible after receiving their Ordinary Shares.

Ordinary Shares Held by Residents of Relevant Territories Other Than the United States

Holders of Ordinary Shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of Ordinary Shares hold their Ordinary Shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by ADSE Holdco) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holder of Ordinary Shares by the broker). If such holders of Ordinary Shares hold their Ordinary Shares outside of DTC, they must provide the appropriate DWT Forms to ADSE Holdco’s transfer agent before the record date for the distribution. It is strongly recommended that such holders of Ordinary Shares complete the appropriate DWT Forms and provide them to their brokers or ADSE Holdco’s transfer agent, as the case may be, as soon as possible after receiving their Ordinary Shares.

If any holder of Ordinary Shares who is resident in a Relevant Territory receives a distribution from which DWT has been withheld, the holder of Ordinary Shares may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the holder of Ordinary Shares is beneficially entitled to the distribution.

Shares Held by Other Persons

Holders of Ordinary Shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any holders of Ordinary Shares are exempt from DWT, but receive distributions subject to DWT, such holders of Ordinary Shares may apply for refunds of such DWT from the Irish Revenue Commissioners.

Distributions paid in respect of Ordinary Shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by ADSE Holdco) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Ordinary Shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any distribution, ADSE Holdco will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of Ordinary Shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after ADSE Holdco delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

ADSE Holdco will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of Ordinary Shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Holders of Ordinary Shares that are required to file DWT Forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on Ordinary Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

A Non-Irish Holder that is entitled to an exemption from DWT will generally have no Irish income tax or universal social charge liability on a distribution from ADSE Holdco. A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or liability to universal social charge. The DWT deducted by ADSE Holdco discharges the Irish income tax liability and liability to universal social charge.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of Ordinary Shares and Warrants because Ordinary Shares and Warrants are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH HL SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

10.F. Dividends and Paying Agents

ADSE Holdco has no current plans to pay dividends and does not currently have a paying agent.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

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

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that changes in market prices — e.g. foreign exchange rates, interest rates and equity prices — will affect ADSE’s income or the value of its holdings of financial instruments. The financial instruments affected by market risk essentially comprise of financial liabilities. Market risk can be seen as a subordinated risk for ADSE.

Interest Rate Risk

At December 31, 2021, we did not have any significant exposure to interest rate risk as we have no loans or borrowings and insignificant finance income from cash and cash equivalents.

Currency Risk

At December 31, 2021, ADSE is exposed to minimal currency risk since 94% of revenue in 2021 (2020: 99%, 2019: 97%) of revenues are generated in Germany.

Other Market Risks

ADSE is not significantly exposed to other market risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not Applicable.

12.B. Warrants and Rights

See “Item 10.B. Memorandum and Articles of Associations — Warrants” of this Annual Report, which is incorporated herein by reference.

12.C. Other Securities

Not Applicable.

12.D. American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (“Exchange Act”)), is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In connection with this Annual Report, management evaluated, with the participation of ADSE’s chief executive officer and chief accounting officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of December 31, 2021, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, due to the material weaknesses described herein and below, our disclosure controls and procedures were not effective, as of December 31, 2021.

Previously Identified Material Weaknesses

In connection with the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses relate to (i) lack of consistent and proper application of accounting processes and procedures, defined control processes and segregation of duties, (ii) insufficient design, implementation and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our financial statements, (iii) lack of review and supervision and (iv) insufficient resources with an appropriate level of technical accounting and SEC reporting expertise.

Remediation Activities

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses, including improving and implementing new information technology and systems for the preparation of the financial statements, implementing additional review procedures within our accounting and finance department, hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time, and we cannot assure you that we will be able to fully remediate our material weakness in the future. See “Item 3. Key Information—D. Risk factors—Financial, Tax and Accounting-Related Risks—As a newly public company, we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.”

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

B. Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In light of the material weaknesses in our internal control over financial reporting identified in this Annual Report, we plan to adopt a number of measures to remedy the underlying causes of the material weaknesses, as discussed under the heading “Controls and Procedures - Management’s Annual Report on Internal Controls Over Financial Reporting” above. We cannot guarantee that the measures we plan to take or may take in the future will be sufficient to remediate our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

16. [RESERVED]

16.A. Audit Committee and Financial Expert

The board of directors of ADSE Holdco has determined that Salina Love qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

16.B. Code of Ethics

See “Item 6.C. Board Practices — Code of Business Ethics” of this Annual Report, which is incorporated herein by reference.

16.C. Principal Accountant Fees and Services

Our audit committee of the board of directors is required to pre-approve the audit and non-audit services to be performed by our independent registered public accounting firm and associated fees prior to the engagement with respect to such services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalogue of specific audit and non-audit services that may be performed by our independent registered public accounting firm.

		12 Months Ended		12 Months Ended
		December 31, 2021		December 31, 2020
BDO AG Wirtschaftsprüfungsgesellschaft
Audit Fees		€450,000		€446,476
Audited-Related Fees		€403,060	€	⸺
Tax Fees	€	⸺	€	⸺
All Other Fees	€	⸺	€	⸺
Total		€853,060		€446,476

The audit fees relate to the audit of the consolidated financial statements of ADSE. Audit-related fees include the review of half year financial statements and the review of documents filed with the SEC.

16.D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

16.F. Changes in Registrant’s Certifying Accountant

Not Applicable.

16.G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares and warrants are listed on Nasdaq. The Nasdaq Listing Rules allow foreign private issuers, such as us, to follow home country corporate governance practices (in our case Irish) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In order to rely on this exception, we are required to disclose each Nasdaq Listing Rule that we do not follow and describe the home country practice we do follow in lieu thereof. We do not currently follow any Irish corporate governance practices in lieu of Nasdaq corporate governance rules.

16.H. Mine Safety Disclosure

Not Applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

We have filed or incorporated by reference herein the following documents as exhibits to this Form 20-F:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 1.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
2.1	Business Combination Agreement, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.2	Specimen Ordinary Share Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.3	Specimen Warrant Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-260312).
2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1	Amended and Restated Warrant Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.2	Cash Consideration Transfer Agreement, dated December 22, 2021, by and between Bosch Thermotechnik GmbH and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.2 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.3	Share Consideration and Loan Transfer Agreement, Share Consideration and Loan Transfer Agreement, dated December 22, 2021, by and among Bosch Thermotechnik GmbH, Robert Bosch Gesellschaft mit beschränkter Haftung, ads-tec Holding GmbH and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.3 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.4	Sponsor Support Agreement, dated August 10, 2021, by and among European Sustainable Growth Acquisition Corp., ads-tec Energy GmbH, LRT Capital1 LLC and LHT Invest AB, incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-260312).
4.5	Form of Indemnification Agreement with ADS-TEC ENERGY PLC’s directors and executive officers, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-260312).
4.6	Registration Rights Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, the EUSG initial shareholders, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, and the ADSE GM Shareholders, incorporated by reference to Exhibit 4.6 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.7	Lock-Up Agreement, dated December 22, 2021, among ADS-TEC ENERGY PLC, LRT Capital1 LLC, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, LHT Invest AB, Ads-Tec Holding GmbH, Bosch Thermotechnik GmbH, and Jonathan Copplestone, incorporated by reference to Exhibit 4.7 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.8	Form of Subscription Agreement by and between European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC and the subscribers named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-260312).
4.9	Agreement on Cost Allocation for the Provision of Shared Services, dated December 13, 2021, by and among ads-tec Energy GmbH, ads-tec Energy Inc., and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.9 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.10	Employee Sharing and Cost Sharing Agreement, dated December 23, 2021, by and between ads-tec Energy, Inc. and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.10 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.

4.11	ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.11 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.12	Form of Non-Qualified Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-260312).
4.13	Form of Incentive Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-260312).
4.14	Form of Restricted Stock Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-260312).
4.15	Form of Restricted Stock Unit Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-260312).
4.16	Form of Stock Appreciation Rights Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-260312).
4.17	Form of Non-Executive Director Appointment Letter of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-260312).
4.18	Special Eligibility Agreement for Securities, dated December 22, 2021, by and among ADS-TEC ENERGY PLC, The Depository Trust Company, Cede & Co., National Securities Clearing Corporation, and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.18 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.19	Operating Equipment Framework Credit Contract, dated May 2, 2021, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH, and Guarantee Credit Framework Contract, dated September 7, 2020, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-260312).
4.20*	Employment Agreement, dated April 19, 2022, by and between ads-tec Energy GmbH and Thomas Speidel.
4.21	Employment Agreement, effective October 1, 2021, by and between ads-tec Energy, Inc. and John Neville, incorporated by reference to Exhibit 4.21 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.22	Amendment Agreement to the Employment Contract of 18 September 2019, dated December 12, 2021, by and between ads-tec Energy GmbH and Hakan Konyar, incorporated by reference to Exhibit 4.22 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.23	Amendment Agreement to the Employment Contract of 18 September 2021, dated December 21, 2021, by and between ads-tec Energy GmbH and Dr. Thorsten Ochs, incorporated by reference to Exhibit 4.22 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.24*	Amendment Agreement to Employment Contract of 13 March 2020, dated February 5, 2022, by and between ads-tec Energy GmbH and Robert Vogt.
8.1	List of subsidiaries of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 8.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO AG Wirtschaftsprüfungsgesellschaft.
99.1*	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
		Name:	Thomas Speidel
		Title:	Chief Executive Officer

Date: April 28, 2022

ADS-TEC ENERGY PLC

Consolidated audited financial statements

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

F-1

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ads-Tec Energy PLC

Dublin, Ireland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ads-Tec Energy PLC (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit and loss and other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2021.

Frankfurt am Main, Germany

April 28, 2022

F-2

Consolidated statements of profit or loss and other comprehensive income

kEUR	Note	2021	2020	2019
Continuing Operations
Revenue	4.1.1	33,035	47,370	19,087
Cost of sales	4.1.2	-35,310	-45,548	-22,219
Gross profit (loss)		-2,275	1,822	-3,132
Research and development expenses	4.1.2	-2,012	-749	-473
Selling and general administrative expenses	4.1.2	-13,321	-7,570	-5,924
Impairment losses on trade receivables and contract assets	4.2.6	-171	-9	-63
Other income	4.1.3	4,538	541	1,026
Other expenses	4.1.4	-5,402	-2,224	-1,110
Operating Result		-18,643	-8,190	-9,676
Finance income	4.1.5	47	-	1
Finance expenses	4.1.5	-2,835	-2,135	-885
Share listing expense	4.1.6	-65,796	-	-
Net finance costs		-68,583	-2,135	-884
Result before tax		-87,227	-10,325	-10,559
Income tax benefits / (expenses)	4.1.7	-413	45	-1,490
Result for the period		-87,640	-10,280	-12,050
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		-2	-	-
Other comprehensive income for the period, net of tax		-2	-	-
Total comprehensive income for the period		-87,642	-10,280	-12,050

Total comprehensive income attributable to:
Shareholders of the parent		-87,642	-10,280	-12,050
Non-controlling interests		-	-	-

Earnings (loss) per share (in EUR)	4.1.8	-	-	-
Diluted		-3.46	-0.32	-0.38
Basic		-3.46	-0.32	-0.38

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of financial position

ASSETS
kEUR	Note	Dec. 31, 2021	Dec. 31, 2020
Intangible assets (excl. Goodwill)	4.2.1	17,038	15,337
Right-of-use asset	4.2.2	1,988	2,503
Property, plant and equipment	4.2.3	2,958	2,019
Other investments (long term)	4.2.4	2,084	140
Trade and other receivables (long term)	4.2.6	4	4
Deferred tax assets		-	-
Non-current assets		24,072	20,003
Inventories	4.2.5	13,063	21,605
Contract assets	4.2.6	973	1,627
Trade and other receivables (short term)	4.2.6	11,304	2,075
Cash and cash equivalents	4.2.7	101,813	18
Current assets		127,152	25,325
Total assets		151,224	45,328

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES
kEUR	Note	Dec. 31, 2021	Dec. 31, 2020
Share capital	4.2.8	4	32
Capital reserves	4.2.8	214,100	20,950
Other equity	4.2.8	-2	-
Retained earnings	4.2.8	-29,571	-19,291
Profit/Loss		-87,640	-10,280
Equity attributable to owners of the Company		96,892	-8,589
Non-controlling interests		-	-
Total equity		96,892	-8,589
Lease Liabilities (long term)	4.2.2	1,537	2,004
Warrant liability (long term)	4.2.9	12,767	-
Trade and other payables (long term)	4.2.10	158	25,457
Contract liabilities (long term)	4.1.1	132	-
Other provisions (long term)	4.2.11	7,438	1,543
Deferred tax liabilities	4.1.7	1,859	1,446
Non-current liabilities		23,892	30,450
Lease Liabilities (short term)	4.2.2	528	551
Loans and borrowings (short term)	4.2.12	7,522	354
Trade and other payables (short term)	4.2.10	14,000	12,455
Contract liabilities (short term)	4.1.1	6,208	8,142
Other provisions (short term)	4.2.11	2,182	1,964
Current liabilities		30,440	23,467
Total liabilities		54,332	53,917
Total equity and liabilities		151,224	45,328

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of cash flows

kEUR	Note	2021	2020	2019
Result for the period		-87,640	-10,280	-12,050
Depreciation and amortization	4.1.2	3,485	1,641	573
Finance income	4.1.5	-47	-	-
Finance expense	4.1.5	2,835	2,135	884
Share listing expense	4.1.6	58,523	-	-
Gain/loss on disposal of property, plant and equipment	4.2.3	55	70	147
Change in trade receivables not attributable to investing or financing activities	4.2.6	-10,540	1,380	42
Change in inventories	4.2.5	8,572	13,887	-18,271
Change in trade payables	4.2.10	785	5,936	-1,338
Change in contract assets	4.1.1	654	-565	-1,062
Change in contract liabilities	4.1.1	-1,802	-29,686	9,590
Change in other investments	4.2.4	-2,577	-140	26
Change in other provisions	4.2.11	6,112	3,082	79
Change in other liabilities	4.2.10	3,283	-45	1,490
Cash flow from operating activities		-18,304	-12,584	-19,890
Purchase of property, plant and equipment	4.2.3	-1,576	-1,059	-1,323
Investments in intangible assets, including internally generated intangible asset	4.2.1	-4,009	-5,564	-4,768
Proceeds from sale of property, plant and equipment	4.2.3	-	-	241
Cash flow from investing activities		-5,585	-6,623	-5,850
Proceeds from borrowings and shareholder contribution and loans	4.2.8	26,409	10,354	13,744
Repayment of loans and borrowings	4.2.1.2	-354	-	-
Proceeds from issuance of shares to equity holders of the parent	4.2.8	265,372	-	-
Cash election by shareholders in lieu of shares	4.2.8	-84,112	-	-
Transaction cost deducted from equity	4.2.8	-14,991	-	-
Repayment of shareholder loans	4.2.8	-43,257	-	-
Redemption of equity	4.2.8	-19,976	-	-
Payment of lease liabilities	4.2.2	-569	-454	-227
Interest paid	4.1.5	-2,571	-	-
Cash flow from financing activities		125,950	9,900	13,517
Net increase in cash and cash equivalents		102,062	-9,307	-12,223
Net cash and cash equivalents at the beginning of the period		18	9,325	21,547
FX effects		-267	-	-
Net cash and cash equivalents at the end of the period		101,813	18	9,325

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of changes in equity

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2021	32	20,950	-29,571	0	-29,571	-8,589	-8,589
Result for the period	-	-	-87,640
Other comprehensive income	-	-	-	-2		-2	-2
Total comprehensive income	-	-	-87,640	-2	-87,642	-87,642	-87,642
Capital reorganization	-32	32	-	-	-	-	-
PLC merger, net of transaction costs	3	137,838	-	-	-	137,841	137,841
Share issuance in connection with a merger	1	138,040	-	-	-	138,041	138,041
Capital contribution		1,342				1,342	1,342
Executive compensation	-	10	-	-	-	10	10
Cash election by shareholders in lieu of shares	-1	-84,112				-84,113	-84,113
Total contributions and distributions	-28	193,149	-	-	-	193,121	193,121
Balance as of Dec. 31, 2021	4	214,100	-117,211	-2	-117,212	96,892	96,892

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2020	32	20,950	-19,291	0	-19,291	1,691	1,691
Result for the period	-	-	-10,280	-	-10,280	-10,280	-10,280
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income	-	-	-10,280	-	-10,280	-10,280	-10,280
Capital increase/decrease	-	-	-	-	-	-	-
Total contributions and distributions	-	-	-	-	-	-	-
Balance as of Dec. 31, 2020	32	20,950	-29,571	0	-29,571	-8,589	-8,589

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2019	26	5,974	-7,241	14,983	7,741	13,741	13,741
Result for the period	-	-	-12,050	-	-12,050	-12,050	-12,050
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income	-	-	-12,050	-	-12,050	-12,050	-12,050
Capital increase/decrease	6	14,976	-	-14,983	-14,983	-	-
Total contributions and distributions	6	14,976	-	-14,983	-14,983	-	-
Balance as of Dec. 31, 2019	32	20,950	-19,291	0	-19,291	1,691	1,691

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Notes forming part of the consolidated financial statements

1	Reporting entity and group information

1.1	Reporting entity

ADS-TEC Energy PLC and its subsidiaries (“ADSE”) provide highly efficient battery storage solutions and ultra-high-power charging systems for electric vehicles to a broad range of customers. Its scalable systems are designed for use in private homes, public buildings, commercial enterprises, industrial and infrastructure solutions and self-sufficient energy supply systems, with capacities up to the multi-megawatt range.

ADS-TEC Energy PLC (“ADSE Holdco” or “the Company”) is domiciled in 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company is a public limited-company incorporated in Ireland. Prior to December 22, 2021, ADSE Holdco was a shell company with no active business or subsidiaries. As part of the SPAC merger and the business combination ads-tec Energy GmbH (ADSE GM) became part of ADSE (see note 1.3).

The board of directors of ADSE Holdco authorized the consolidated financial statements on April 27, 2022.

1.2	Group information

The consolidated financial statements of ADSE include:

Dec. 31, 2021			Shareholding
Group companies			Direct or indirect
ADS-TEC Energy PLC	Dublin	Ireland	Parent company
ads-tec Energy GmbH	Nürtingen	Germany	100%
ads-tec Energy, Inc.	Sarasota	USA	100%

ads-tec Energy, Inc. (ADSE US) was founded on October 01, 2021 and is a wholly-owned subsidiary of ADSE GM. ADSE US focuses on the sale and distribution of products in North America.

As of the reporting date shareholders of ADSE Holdco are as follows:

Shareholders	Ordinary shares	Percentage
ads-tec Holding GmbH	17,620,882	36.10%
Bosch Thermotechnik GmbH	8,062,451	16.52%
Robert Bosch GmbH	2,400,000	4.92%
Others	20,724,565	42.46%
Total	48,807,898	100%

Entities with significant Influence over ADSE

ads-tec Holding GmbH (ADSH) owns 36.10% of the ordinary shares in ADSE Holdco and thus has significant influence over ADSE.

1.3	The business combination

ADSE was formed on December 22, 2021 by closing the business combination agreement dated August 10, 2021 between ads-tec Energy PLC (ADSE Holdco or Company), European Sustainable Growth Acquisition Corp (EUSG), EUSG II Corporation (EUSG II) and ads-tec Energy GmbH (ADSE GM).

The involved parties and the transactions are summarized below:

●	ADS-TEC Energy PLC is an Irish public limited company wholly owned by EUSG which was incorporated on July 26, 2021. The Company owns no material assets and does not operate any business. The Company was incorporated solely for the purpose of effectuating the business combination and is the new listing company on the consummation of the business combination.

●	European Sustainable Growth Acquisition Corp (EUSG) is a blank check company incorporated as a Cayman Islands exempted company on November 10, 2020. On January 26, 2021, EUSG consummated its initial public offering (the “IPO”) of 12,500,000 units (the “units”) within the NASDAQ. On January 27, 2021, EUSG issued an additional 1,875,000 Units pursuant to the exercise of the underwriters’ over-allotment option in full. Each unit consists of one class A ordinary share of EUSG, par value $0.0001 per share (“class A ordinary shares”), and one-half of one redeemable warrant of EUSG (“public warrant”), with each whole warrant entitling the holder thereof to purchase one Class A ordinary share for USD 11.50 per share. The units were sold at a price of USD 10.00 per unit, generating gross proceeds to EUSG of USD 143,750,000. Simultaneously with the consummation of the IPO, EUSG completed the private sale (“private placement”) of an aggregate of 4,375,000 warrants (“private placement warrants”) to LRT Capital LLC (the “sponsor”) and the underwriters at a purchase price of $1.00 per private placement warrant, generating gross proceeds to EUSG of kUSD 4,375. EUSG has not conducted any other business combination except the business combination with ADSE GM.

●	EUSG II Corporation (“EUSG II”) is a Cayman Islands exempted company wholly owned by ADSE Holdco and was incorporated solely for the purpose of effectuating the business combination. EUSG II was incorporated under the laws of the Cayman Islands on July 30, 2021. EUSG II owns no material assets and does not operate any business.

●	ads-tec Energy GmbH (ADSE GM) is a German limited liability company active in development, production and distribution of products and services in the fields of energy management, e-mobility and renewable energies. Prior to the merger, the equity holders of ADSE GM were ads-tec Holding GmbH (ADSH) and Bosch Thermotechnik GmbH (Bosch).

Following the merger, ADSE Holdco became the parent and ADSE GM became its direct subsidiary. Other aforementioned entities were merged with ADSE Holdco.

The merger was effectuated as follows:

●	Step 1: On July 26, 2021, EUSG (blank check company) formed ADSE Holdco, an Irish public limited company, which on July 30, 2021, formed the EUSG II, a Cayman Islands exempted company.

●	Step 2: On December 21, 2021 private investors - including affiliates of EUSG sponsor, ADSH, Bosch, EarlyBirdCapital, Inc. and certain officers and directors of EUSG (“PIPE investors”) contributed USD 152 million cash (EUR 134.5 million) to EUSG for 15.2 million shares of EUSG. Furthermore, an additional investor subscribed for additional 400,000 shares of EUSG for an amount of USD 4 million (EUR 3,5 million) which were paid in after the completion of the business combination.

●	Step 3: On December 22, 2021 EUSG merged with EUSG II, with the EUSG II being the surviving entity. Pursuant to the EUSG’s charter, EUSG’s public shareholders, holding 14,435,000 EUSG class A ordinary shares, were offered the opportunity to redeem, upon the consummation of the business combination, EUSG class A ordinary shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the trust account. In total 9,504,185 EUSG class A ordinary shares were redeemed for USD 95.1 million (EUR 84.1 million). Subsequently each remaining outstanding ordinary share of EUSG, in total 4,870,815 class A ordinary shares contributing a total of USD 48.7 million (EUR 43.1 million) to EUSG equity, was automatically cancelled in exchange for an ordinary share of ADSE Holdco (the parent of EUSG II). Correspondingly, each EUSG public and private placement warrant was converted into one ADSE Holdco public and private placement warrant respectively. EUSG II was merged into ADSE Holdco with the ADSE Holdco remaining as the surviving entity.

●	Step 4: Immediately following the EUSG merger, on December 22, 2021 the equity holders of ADSE GM - ADSH and Bosch, exchanged their equity interest in ADSE GM for an aggregate cash consideration of EUR 20.0 million to Bosch and 24,683,333 ADSE Holdco ordinary shares to ADSH and Bosch with their respective portions.

Accounting implications

●	The contribution of the PIPE investors, described in step 2 above, resulted in the issuance of the Company’s ordinary shares, leading to increases in subscribed capital and capital reserves.

●	The merger of the Company and ADSE GM is not within the scope of IFRS 3 - Business combinations since the Company does not meet the definition of a business in accordance with IFRS 3. Instead the transaction is accounted for within the scope of IFRS 2 - Share-based payments. Any excess of the fair value of the Company’s ordinary shares issued to EUSG shareholders over the fair value of EUSG identifiable net assets acquired represents compensation for services (share listing expense) and is expensed as incurred. Refer to note 4.1.6 for the calculation of the share listing expense.

●	The Bosch and ADSH equity share exchange in ADSE GM to the Company’s ordinary shares is a capital reorganization under IFRS. This capital reorganization is accounted for as a recapitalization, with ADSE GM being the accounting predecessor.

2	Accounting estimates and management judgements

ADSE makes certain estimates and assumptions regarding the future. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. Revisions of estimates are reported prospectively. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Information about estimates and assumptions that may have a material effect on recognition and measurement of assets, liabilities, income and expenses are provided below:

Revenue from contracts with customers (note 4.1.1)

Contracts where ADSE provides services to customers and which are realized over time usually require an estimate with regard to future costs to be incurred until completion of the contract. The resulting margin is thus estimated by management based on historical data and current forecasting and reviewed at least annually.

Useful lives of depreciable assets (note 4.2.1, 4.2.2 and 4.2.3)

The expected useful lives for intangible assets and items of property, plant and equipment and the associated amortization or depreciation expenses are determined on the basis of the expectations and assessments of management. If the actual useful life is less than the expected useful life, the amount of depreciation or amortization is adjusted accordingly. As part of the determination of impairment losses on fixed assets, estimates relating to the reason, timing and amount of the impairments are also made. Useful lives are reassessed on a regular basis. Uncertainties in these estimates relate to technological obsolescence that may change the utility of certain software and IT equipment.

Impairment of non-financial assets (note 4.2.1, 4.2.2 and 4.2.3)

ADSE assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Other non-financial assets are tested for impairment when there are indications that the carrying amounts may not be recoverable.

Inventories (note 4.2.5)

Management estimates the net realisable values of inventories, considering the most reliable evidence available at the reporting date.

Allowances for expected credit losses (ECL) of trade receivables and contract assets (note 4.1.1 and 4.2.6)

Management determines the expected credit losses (ECL) as a probability-weighted estimate of credit losses over the expected life of the trade receivables and contract assets (simplified approach). The most common-used calculation formula for ECL according to IFRS 9 which is applied in accordance with our accounting policy is:

ECL = EAD * PD * LGD

[Expected Credit Losses = Exposure at Default (gross value) * Probability of Default * Loss Given Default]

Exposure at Default is the amount outstanding. Probability of default (PD) rates are determined by an external service provider, which is a credit insurance group.

Management estimates loss given default (LGD) rates. ADSE uses a LGD rate of 40% as a management evaluation.

Provisions (note 4.2.11)

Provisions are recognized for various circumstances as part of ordinary operating activities. The amount of the anticipated cash outflows is determined on the basis of assumptions and estimates for each specific circumstance and reflects the most probable settlement amount of the present obligation at the reporting date. These assumptions may be subject to changes, which lead to a deviation in future periods.

Recoverability of deferred tax assets (note 4.1.7)

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, tax loss carryforwards and tax credits can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning opportunities.

ADSE assesses the recoverability of deferred tax assets at each balance sheet date on the basis of planned taxable income in future fiscal years; if it is assumed that future tax benefits cannot be utilized, a valuation allowance is made on the deferred tax assets.

Uncertain tax positions (note 4.1.7)

In cases for which it is probable that amounts declared as expenses in the tax returns might not be recognized (uncertain tax positions), a liability for income taxes is recognized. The amount is based on the best estimate of the expected tax payment (expected value or most likely amount). Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. In the case of tax loss, no liability for taxes or tax claim is recognized for these uncertain tax positions. Instead, the deferred tax assets for the unused tax loss carryforwards or tax credits are to be adjusted.

Share-based payments (note 4.3)

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value of equity settled share-based payments are disclosed in note 4.3.

3	Accounting policies

3.1	Basis of preparation

Applied IFRS

The consolidated financial statements of ADSE have been prepared in accordance and in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The term IFRS also includes all valid International Accounting Standards (IAS) as well as the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). These consolidated financial statements cover the financial year from January 1, 2021 to December 31, 2021 (comparison period: financial year January 1, 2020 to December 31, 2020 and financial year January 01, 2019 to December 31, 2019). Comparable information in the financial statements for the comparison periods is represented by the annual financial statements of ADSE GM. The accounting policies applied in these consolidated financial statements are the same as those applied in the comparison period as at and for the year ended December 31, 2020. Other accounting standards issued by the IASB that are not yet applied or that become effective in the future are not expected to have any material impact on the consolidated financial statements.

Principles of presentation

The reporting period corresponds to the calendar year. The consolidated financial statements are presented in Euro, which is ADSE’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. In some cases, rounding could mean that values in this report do not add up to the exact sum given or percentages do not equal the values presented.

Presentation in the consolidated financial statements differentiate between current and non-current assets and liabilities. Assets and liabilities are generally classified as current if they are expected to be realized or settled within one year. Deferred tax assets and liabilities are generally presented as non-current items. The consolidated statement of comprehensive income is presented using the cost-of-sales method.

ADSE has prepared the consolidated financial statements on a going concern basis, which assumes that ADSE will be able to discharge its liabilities. Management has a reasonable expectation that ADSE has and will have adequate resources to continue in operational existence for the foreseeable future.

ADSE operates its business based on its two operating segments (Europe and North America) which also form the basis for segment reporting (see note 5).

The consolidated financial statements were authorized by management on April 27, 2022.

Principles of measurement

The consolidated financial statements have been prepared on the historical-cost basis unless otherwise indicated. A corresponding explanation is provided in the context of the respective accounting policies.

Principles of consolidation

The consolidated financial statements comprise the statement of ADSE Holdco, its subsidiaries and associates as at December 31, 2021. Subsidiaries are entities controlled by ADSE Holdco. An entity is controlled if ADSE Holdco is exposed to variable returns from its involvement within the entity and has entitlements to these. Control also exists if the parent company has the ability to affect the returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The annual financial statements of subsidiaries and associates are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries and associates have been changed when necessary to align them with the policies adopted by ADSE. Internal Group profits and losses, expenses and revenues as well as receivables and liabilities are eliminated.

3.2	New accounting standards and interpretations

ADSE applied all the effective standards and interpretations issued by the IASB and the IFRIC for preparation of the consolidated financial statements if their application was required as of December 31, 2021.

New accounting standards and amendments to standards or interpretations effective as of January 1, 2021:

Standard	Name	Effective date
IFRS 4	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9	01.01.2021
IFRS 9, IAS 39, IFRS 7, IFRS 4, IFRS 16	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 interest rate benchmark reform – phase 2	01.01.2021
IFRS 16	Amendments to IFRS 16 Leases: Covid-19-related rent concessions beyond June 30, 2021	01.04.2021

The amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 concerning interest rate benchmark reform – phase 2 are effective for the first time as of January 1, 2021.

The amendments to IFRS 16 regarding covid-19-related rent concessions beyond June 30, 2021 are effective for the first time as of April 01, 2021. ADSE did not make use of the practical expedient or its extension beyond June 30, 2021.

All amendments have no or no material impact on the consolidated financial statements of ADSE.

A number of new standards and amendments to standards and interpretations have been published by the IASB but are not mandatorily effective for annual periods beginning on or after January 1, 2021 and therefore have not been applied in preparing these consolidated financial statements.

For all of the new standards or amendments below, no material effects are expected. ADSE has not early adopted the following new standards in preparing these consolidated financial statements:

Standard	Name	Effective date
IFRS 17	Insurance contracts	01.01.2023
IFRS 17	Amendments to IFRS 17 Insurance contracts: Initial application of IFRS 17 and IFRS 9 – comparative information	01.01.2023
IAS 1	Amendments to IAS 1: Presentation of financial statements: Classification of liabilities as current or non-current	01.01.2023
IAS 1	Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting	01.01.2023
IAS 8	Amendments to IAS 8: Accounting policies, changes in accounting estimates and errors: definition of accounting estimates	01.01.2023
IAS 12	Amendments to IAS 12: Income Taxes: Deferred tax related to assets and liabilities arising from a single transaction	01.01.2023
IFRS 3, IAS 16, IAS 37, Annual Improvements 2018 – 2020	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and annual improvements 2018-2020	01.01.2022

3.3	Significant accounting policies

3.3.1	Revenue from contracts with customers

ADSE develops, produces, and distributes battery storage and charging solutions for different areas of applications. ADSE is already generating revenues from its products in the field of highly efficient battery storage solutions and ultra-high power rapid charging systems. The product portfolio ranges from the field “residential” which includes small storage solutions, to the field “industrial” including power ranges up to multiple MW/MWh, as well as to the field “charging” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points. Additionally, ADSE provides it customers with software solutions regarding intelligent controlling and monitoring of battery storage solutions. Other revenues include for example separately acquirable service contracts or maintenance services.

Revenue is measured based on the consideration to which ADSE expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. If a contract with a customer contains more than one performance obligation the transaction price is allocated to each performance obligation on a relative-stand-alone selling price basis. ADSE has generally concluded that it acts as the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

In the contracts with customers, ADSE usually promises to fulfill one performance obligation, the delivery of a promised good. In some cases there can be also be contracts with either a series of separate performance obligations (serial delivery of products) or two promises in a contract (development services and delivery of products) that are combined into one performance obligation.

According to IFRS 15, ADSE recognizes revenue when it transfers the control of a good or service to a customer. The decision if control is transferred at a point in time or over a period of time requires discretionary decisions. Revenue from the delivery of products is recognized at a point in time. Revenue from development activities in combination with the delivery of products is recognized over time over the term of the contract.

Most of revenue from contracts with customers recognized by ADSE is made within the revenue stream “Charging” (see Note 4.1.1 for more information). This revenue stream mainly includes the production and delivery of ChargeBoxes (CBX). Revenue for the CBX are recognized once the product is transferred to the customer. Included in the revenue for the CBX are also development cost contributions made by the customer. These cost contributions are also recognized in accordance with the delivery of the CBX. Additionally, the revenue stream “Charging” includes the delivery of a Chargetrailer system in the form of a truck trailer. The revenue for the truck trailer is recognized over time. The stage of completion for each contract is determined by the ratio of costs incurred to expected total costs (cost-to-cost method).

Further information on the nature and timing of the settlement of performance obligations arising from contracts with customers, including significant terms and conditions of payment, and the related revenue recognition principles are described in note 4.1.1.

A small minority of contracts are negotiated on a bill and hold basis. In such arrangements revenue is recognized even though ADSE still has physical possession only if:

●	the arrangement is substantive (i.e. requested by the customer),

●	the finished goods have been identified separately as belonging to the customer,

●	the product is ready for physical transfer to the customer, and

●	ADSE does not have the ability to use the product to direct it to another customer.

3.3.2	Financial expenses

Finance cost of ADSE includes interest expense from loans and borrowings. Interest expense is recognized in the financial statement of the period in which it is incurred.

3.3.3	Intangible assets

Separately acquired intangible Assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

An intangible asset shall be derecognized on disposal or when no further economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in the income statement when the asset is derecognized. This is recognized under other income or other expenses.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

Internally generated intangible assets

In developing highly efficient battery storage solutions and high-power-charging systems for electric vehicles, ADSE is incurring significant research and development costs.

Expenditure on research activities is recognized in profit or loss as incurred.

An internally-generated intangible asset arising from development (this is essentially the case for software applications) is recognized if, and only if, all of the following conditions have been demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	the intention to complete the intangible asset and use or sell it;

●	the ability to use or sell the intangible asset;

●	how the intangible asset will generate probable future economic benefits;

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized. This is recognized under other income or other expenses.

ADSE has already carried out successful research and development projects from which a work result in the form of a tangible or intangible asset has arisen. The management of ADSE recognizes an interest for the supply of ultra-high charging stations in limited-power distribution grids. The self-developed technology for ultra-high charging has already reached market maturity and is actively marketed. Consequently, ADSE has capitalized development costs with regard to the technology in its CBX. The product resulting from the development performance is considerably more space-saving compared to conventional products of this type and is future-proof in the field of electromobility due to its compatibility with high-voltage areas.

In addition, ADSE developed the product StoraXe® ChargeTrailer a powerful mobile ultra-high-power charging system in the form of a truck trailer. The product resulting from the development performance has a much higher charging power compared to conventional products of this type and is also future-proof due to the variable current and voltage ranges. ADSE has not capitalized development costs as the product was specifically designed for one customer.

ADSE continues to pursue the consistent development of products in the field of highly efficient battery storage solutions and ultra-high power rapid charging systems. ADSE aims to be a pioneer in its business field through the research and development activities. The costs for the development of specific products will be capitalized when the criteria for the recognition as an intangible asset are fulfilled.

The estimated useful lives for current and comparative periods are as follows:

Useful life in years
Software	3
ChargeBox (CBX)	7

3.3.4	Leases

ADSE as a lessee

At inception of a contract, ADSE assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

ADSE recognizes a right-of-use asset and a lease liability at the lease commencement date. None of the leasing contracts started before the date of transition. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus, if applicable, any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to ADSE by the end of the lease term or the cost of the right-of-use asset reflects that ADSE will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, ADSE’s incremental borrowing rate.

ADSE determines its incremental borrowing rate by obtaining interest rates from external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that ADSE is reasonably certain to exercise, lease payments in an optional renewal period if ADSE Energy is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless ADSE is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in ADSE’s estimate of the amount expected to be payable under a residual value guarantee, if ADSE changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revized in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

ADSE has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. ADSE recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The estimated useful lives of right-of-use assets for property and vehicles for current and comparative periods are as follows:

Useful life in years
Property (Right-of-use assets)	3-10
Vehicles (Right-of-use assets)	1-4

3.3.5	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant, and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to ADSE. All other expenditure for property, plant and equipment is recognized immediately as an expense.

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Useful life in years
Vehicles	6
Other equipment, operating and office equipment	3-14
Technical equipment and machinery	20

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from the continued use of the asset. The gain or loss arising from the sale or retirement of a property, plant and equipment is determined as the difference between the proceeds from the sale and the carrying amount of the asset and is recognized in profit or loss under other income or other expenses.

3.3.6	Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the weighted average cost principle. In the case of manufactured inventories, cost includes an appropriate share of production overheads based on normal operating capacity.

The subsequent valuation of cost of raw materials and supplies within ADSE is assigned using the weighted average cost method. In order to ensure an appropriate measurement of inventories, ADSE performs a continuous evaluation of the lifecycle of inventories, i.e. whether inventories have not been sold or used for a long period of time and are not be expected to be sold in the future. For the determination of the net realisable value of inventories, we determine a write-off percentage based on historical and forecasted usage and sales. Based on our continuous observation of inventory trends, a write-off for obsolete inventory is applied.

3.3.7	Contract assets and contract liabilities

A contract asset represents the right to compensation in return for goods or development services that ADSE has transferred to a customer. In addition, this right depends on something other than the expiry of a certain period. If the right to remuneration is unconditional, a receivable is recognized. A contract asset occurs, for example, if ADSE has already incurred an expense for development for a customer within the development and production of goods, but the customer's payment plan has not yet covered this expense.

The contract balance may change during the contract term between contract asset and contract liability depending on whether ADSE or the customer is behind with performance.

Due to the fact that ADSE develops and produces goods for its customers it is possible that either a contract asset, a receivable or a contract liability arises, depending on whether ADSE has an obligation to provide services to a customer for which the it has already received payments or for which payment is due or vice versa. A contractual liability represents the obligation to provide development and production of goods to a customer for which ADSE has already received remuneration or for which payment is due according to the agreed payment plan. Also included in contract liabilities are performance obligations regarding extended warranties.

3.3.8	Cash and cash equivalents

Cash and bank balances in the statement of financial position comprises cash on hand and cash at banks.

3.3.9	Financial instruments

3.3.9.1	Financial assets

Recognition and initial measurement

Trade receivables are initially recognized when they are originated. Financial assets and financial liabilities are initially recognized when ADSE becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification, subsequent measurement, impairment and derecognition

On initial recognition, a financial asset is classified as measured at: amortized cost (FAAC); at fair value through other comprehensive income (FVOCI – debt investment or FVOCI – equity investment); or at fair value through profit or loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless ADSE changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Financial assets at amortized cost are subsequently measured using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

ADSE derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which ADSE neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

ADSE recognizes loss allowances for expected credit losses (ECLs) on:

●	financial assets measured at amortized cost, and

●	contract assets

ADSE measures loss allowances at an amount equal to lifetime ECLs (simplified approach).

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, ADSE considers reasonable and supportable information that is relevant and available without undue cost or effort, this includes both quantitative and qualitative information and analysis.

Impairment losses for financial assets measured at amortized cost are recognized in an impairment account (loss allowance). Loss allowances are deducted from the gross carrying amount of the assets. Changes in the carrying amount of the loss allowance are recognized in profit or loss.

3.3.9.2	Financial liabilities

Recognition and initial measurement

Financial liabilities not at fair value through profit or loss (FVTPL) are initially measured at fair value plus or minus transaction costs that are directly attributable to its acquisition or issue.

Classification, subsequent measurement, and derecognition

Financial liabilities are classified as measured at amortized cost (FLAC) or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. They are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

ADSE derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. ADSE also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, ADSE currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.3.10	Taxes

3.3.10.1	Income taxes

Income taxes are comprized of current and deferred tax based on the appropriate tax rates. Current and deferred taxes are recognized in profit or loss except to the extent that they directly relate to items recorded in equity or other comprehensive income. Income tax receivables and payables recorded comprise the status of amounts to be received, respectively to be paid in the future.

3.3.10.2	Current tax

Current tax comprises the expected tax payables or receivables on the taxable income for the year and any adjustment to the tax payables or receivables in respect of previous years. The amount of current tax payables or receivables is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Current tax assets and liabilities are offset only if certain criteria are met.

3.3.10.3	Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the entity is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, future taxable profits are considered, based on the business plans the entity.

Deferred tax assets are reviewed at each reporting date and are reduced if it is no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be utilized.

Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

Deferred tax assets and liabilities are offset if certain criteria are met.

3.3.11	Share-based payments

ADSE’s employees as well as others providing similar services to ADSE, receive remuneration in the form of share-based payments, which are equity-settled transactions. ADSE`s equity-settled option plans include restricted stock units (RSU) and are described in detail in note 4.3.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods are recognized in general and administrative expenses, reflecting a corresponding increase in equity.

3.3.12	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized if ADSE has a present obligation to a third party based on a past event, an outflow of resources to settle the obligation is probable and the amount of the obligation can be reliably estimated. Provisions are discounted if the effect is material.

Provisions where the outflow of resources is likely to occur within the next year are classified as current, and all other provisions as non-current.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

3.3.13	Impairment of non-financial assets

At each reporting date, ADSE reviews the carrying amounts of its non-financial assets (other than inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGU).

Typically, the CGUs are represented by the segments and the impairment test is performed at the level of this CGU. ADSE manages its operations based on two operating segments.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

Impairments and any triggering events did not occur in the reporting period.

3.3.14	Forreign currency transactions

The consolidated financial statements are presented in Euro, which is the functional and presentation currency of ADSE Holdco. Assets and liabilities of foreign operations are translated into Euro at the rate of exchange prevailing at the reporting date. The consolidated statement of comprehensive income is translated at average exchange rates. The currency translation differences are recognized in other comprehensive loss. Transactions in foreign currencies are initially recorded by ADSE’s entities at their respective functional currency spot rates, at the date the transaction first qualifies for recognition. ADSE used the following exchange rates to convert the financial statements of ADSE US:

	December 31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	1.1326	1.1827

	December 22, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	1.1301	-

	Sep. 15 - Dec. 31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	-	1.1478

	Dec. 23-31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	-	1.1319

	Nov. 1 - Dec. 31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	-	1.1358

Spot rate as of December 31, 2021 is used to translate the balance sheet of ADSE US. Average rate September 15 - December 31, 2021, which corresponds to the incorporation period, is used to translate the expenses incurred by ADSE US.

Spot rate as of December 22, 2021 is used to translate the balance sheet of EUSG (USA) on the date of the merger with ADSE Holdco.

Average rate November 1 - December 31, 2021 is used to translate the USD expenses incurred by EUSG in the corresponding period.

Average rate December 23 - 31, 2021 is used to convert the USD expenses incurred by the Company in the corresponding period.

3.3.15	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or

●	in the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by ADSE. The fair value of a liability reflects its non-performance risk.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

ADSE uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

●	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable, and

●	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, ADSE determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, ADSE has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

3.3.16	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit for the year attributable to ordinary equity holders of the ADSE Holdco by the weighted average number of ordinary shares outstanding during the year.

3.3.17	Government grants

Government grants related to assets are deducted from the carrying amount of the asset and are recognized in earnings over the life of a depreciable asset as a reduced depreciation expense. Government grants which compensate ADSE for expenses are recognized as other operating income in the same period as the expenses themselves.

4	Disclosures on Individual Items of the financial statements

4.1	Statements of comprehensive income

4.1.1	Revenue from contracts with customers

ADSE develops, produces, and distributes battery storage solutions for different areas of applications (“multi-use-case”). The product portfolio ranges from the field “residential” which includes small storage solutions, to the field “industrial” including power ranges up to multiple MW/MWh, as well as to the field “charging” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points. Additionally, ADSE provides it customers with software solutions regarding intelligent controlling and monitoring of battery storage solutions. Other revenues include for example separately acquirable service contracts or maintenance services.

72,1% of revenues are generated in Germany. The following table presents the revenue from contracts with customers disaggregated by geographical region based on the customer’s country of domicile (2020: 99.2%, 2019: 97.0%):

Revenue by region
kEUR	2021	2020	2019
Germany	23,809	46,979	18,451
Spain	3,371	17	0
Ireland	1,944	0	0
Switzerland	1,186	222	434
Austria	750	4	73
United States of America	0	29	78
Other European countries	1,973	118	50
Total	33,035	47,370	19,087

The following table presents the revenue from contracts with customers disaggregrated by major products:

Major products
kEUR	2021	2020	2019
Charging	23,721	40,514	14,163
Commercial and industrial	6,334	5,472	2,964
Service	2,235	1,231	1,542
Residential	479	153	418
Other	267	-	-
Total	33,035	47,370	19,087

Charging revenues of kEUR 21,118 (2020: kEUR 40,477; 2019: kEUR 1,671) were recognized point in time while charging revenues of kEUR 2,603 (2020: kEUR 37; 2019: kEUR 12.492) were recognized over time.

The following table provides information on contract assets and contract liabilities from contracts with customers:

kEUR	Dec. 31, 2021	Dec. 31, 2020
Receivables, which are included in ‘Trade and other receivables’	7,424	926
Contract assets	973	1,627
Contract liabilities	6,340	8,142

The contract assets primarily relate to ADSE’s rights to consideration for development activities completed but not billed at the reporting date. Revenues for these development activities are realized over time. Because there are cases where there has not been an advanced consideration by the customer or the already recognized revenue in the period exceeds the advanced consideration by the customer ADSE recognizes a contract asset. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when ADSE delivers the product ordered.

Contract liabilities mainly relate to the advanced consideration received from customers in advance to the delivery of the product and may include separate performance obligations for extended warranties. ADSE develops and produces specific solutions for its customer which causes the orders to have a certain delivery time. Contract liabilities will be recognized as revenue when the contract ends at the latest, which is generally expected to occur no longer than one year. However, the contract balance may change between contract asset and contract liability depending on whether ADSE or the customer is behind with performance.

The increase in cash received excluding amounts recognized at the beginning of the period and revenue recognized that was included in the contract liability balance at the beginning of the period amount to:

Revenue	Dec. 31, 2021		Dec. 31, 2020
kEUR	Contract assets	Contract liabilities	Contract assets	Contract liabilities
Contract liabilities		6,340		8,142
Revenue recognized that was included in the contract liability balance at the beginning of the period	-	2,616	-	27,958
Increases due to cash received, excluding amounts recognized at the beginning of the period	-	224	-	1,690

There are no incremental costs to obtain or fulfil a contract with a customer, which would have to be recognized as an asset. Furthermore, contracts with customers do not contain a significant financing component.

In the financial year 2021 revenue from contracts with customers in an amount of kEUR 2,721 (2020: kEUR 3,325, 2019: kEUR 0) is recognized at a point in time under bill-and-hold arrangements.

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in the contract with a customer. ADSE generally recognizes revenue when it transfers control over a good to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies:

Type of product	Nature and timing of satisfaction of performance obligation, including signifcant payment terms	Revenue recognition under IFRS 15
Charging	The production of charging products may also include the customer-specific development of the goods for the customer. Because there is a high dependency between the development and the production performance these are seen as one single performance obligation according to IFRS 15.

Invoices are issued according to contractual terms and are usually payable within 30 days.
Revenue (and associated costs) for the sale of charging products is typically recognized at a point in time. Some contracts are also recognized over time (e.g., customer-specific products with no alternative use).

For those contracts recognized over time, progress of completion is based on either delivery of goods to the customer’s premises or on the input-based cost-to-cost method.

Advances received are included in contract liabilities.

Commercial and industrial	Customers obtain control of the product when the goods are delivered to the customer’s premises. Invoices are generated and revenue is recognized at that point in time.

Invoices are usually payable within 30 days.
Revenue is typically recognized when the product has been delivered to the customer’s premises at a point in time. Some contracts are also recognized over time (e.g., customer-specific products with no alternative use). For those contracts recognized over time, progress of completion is based on either delivery of goods to the customer’s premises or on the input-based cost-to-cost method.

Advances received are included in contract liabilities.

Residential	Customers obtain control of the small storage solution products when the goods are delivered to the customer’s premises. Invoices are generated and revenue is recognized at that point in time.

Invoices are usually payable within 30 days.
Revenue is recognized when the product has been delivered to the customer’s premises at a point in time.

Service and others	Service and other include service obligations such as repair and maintenance and replacement parts. Invoices for these services are usually payable within 30 days.

Invoices for replacement parts are issued at the point in time of the delivery of the good and usually payable within 30 days. The invoices for software solutions are issued when the license is ordered by the customer and are usually payable within 30 days.
Revenue for software solutions are recognized at a point in time ADSE gives its customer a right-of-use according to IFRS 15.B56.

One-time revenues from replacement parts are also recognized at the point in time of the provided service.

Revenue for repair and maintenance are recognized as the services are provided. The stage of completion for determining the amount of revenue to recognize is assessed based on the work performed.

4.1.2	Functional costs

Cost of goods sold

Cost of goods sold include the following:

kEUR	2021	2020	2019
Cost of materials	26,433	38,100	19,138
Personnel expenses	3,097	2,819	1,632
Depreciation and amortization	3,103	1,515	470
Other expenses	2,677	3,114	979
Total	35,310	45,548	22,219

The decrease in cost of goods sold is the result of sales decline. The increase in personnel expenses is based on an increase of employees within the financial year. The increase in the depreciation and amortization within the costs of goods sold is the result of the capitalization and amortization of internally generated assets and of the right-of-use assets.

Selling, general and administrative expenses

Selling, general and administrative expenses include the following:

kEUR	2021	2020	2019
Legal and consulting fees	4,450	767	316
Personnel expenses	3,911	2,927	2,341
Administration fee	2,963	2,474	2,143
Marketing costs	476	133	298
Depreciation and amortization	227	44	32
Other expenses	1,294	1,225	794
Total	13,321	7,570	5,924

Research and development expenses

Research and not capitalized development expenses amounting to kEUR 2,012 (2020: kEUR 749, 2019: kEUR 473). They comprise wages and salaries and material expenses.

ADSE has capitalized development cost in total of kEUR 3,904 (2020: kEUR 5,470, 2019: 4,744). Amortization of development cost amounts to kEUR 2,249 (2020: kEUR 647, 2019: kEUR 0).

4.1.3	Other operating income

Other operating income includes the following:

kEUR	2021	2020	2019
Income from subsequent payments	75	44	381
Income from utilization of provisions	-	58	328
Income from reversal of provisions	1,517	233	-
Cost refunds	174	119	93
Income from compensation	2,537	61	85
Income from reduction of credit loss	-	17	129
Income from sale of assets	-	-	8
Other	233	7	0
Sales to employees	-	1	3
Total	4,538	541	1,026

Cost refunds are related to government grants received. ADSE has received ten government grants as of the reporting date. As of the reporting date such received government grants amount to kEUR 4,381 (December 31, 2020: kEUR 4,282, December 31, 2019: kEUR 4,176). As of the reporting date, a total of kEUR 96 (December 31, 2020: kEUR 13, December 31, 2019: kEUR 6) of the grants had not yet been paid to ADSE. This amount is recognized as a receivable at the reporting date. All the grants received were awarded to cover only research expenses. The research projects to which the grants relate essentially comprise research in the fields of electromobility, batteries and energy storage systems, emission-free systems and energy supply of the future.

4.1.4	Other operating expense

Other operating expense includes the following:

kEUR	2021	2020	2019
Warranties	5,253	1,976	-
Expenses from disposal of assets	36	70	156
Expenses due to subsequent events	5	27	-
Other expenses	66	46	124
Compensation	42	105	830
Total	5,402	2,224	1,110

4.1.5	Finance result

The finance income and finance costs recognized in profit or loss are as follows:

kEUR	2021	2020	2019
Other interest income	47	-	1
Finance income	47	-	1
Interest expense from bank loans	296	1,621	584
Foreign exchange losses	264	-	-
Interest expense from related party loans	1,995	261	114
Interest expense from leasing	89	78	53
Interest from provisions	177	37	16
Other interest expense	13	137	119
Finance expenses	2,835	2,135	885
Net finance costs	2,787	2,135	884

4.1.6	Share listing expense

As described in note 1.3, the merger between EUSG II (successor of EUSG) and the Company resulted in recognition of the share listing expense. Share listing expense includes the IFRS 2 listing expenses and other transaction related costs.

The IFRS 2 share listing expense represents a non-cash expense in accordance with IFRS 2. Any excess of the fair value of the Company’s ordinary shares issued to EUSG shareholders over the fair value of EUSG’s identifiable net assets acquired represents compensation for services (share listing expense) and is expensed as incurred. The IFRS 2 share listing expense is calculated using the following parameters:

●	The fair value per the Company’s share is set at USD 9.77 which equals the share price of EUSG as of December 22, 2021. On that date each remaining EUSG ordinary share after redemptions was cancelled in exchange for an ordinary share of the Company. Therefore, given the 1:1 share exchange ratio, it is assumed that the fair value of one share of the Company equals the fair value of an EUSG share.

●	Net assets of EUSG were calculated as of December 22, 2021 i.e. including net cash proceeds from EUSG IPO after redemptions.

●	Share listing expense is calculated in USD given that EUSG functional currency is USD and EUSG share price is in USD. The resulting share listing expense is converted to EUR using the spot rate as of December 22, 2021.

Applying the aforementioned parameters, the share listing expense is calculated as follows:

kEUR
Fair value of 8,524,565 ordinary shares (including 3,593,750 founder shares) at €8.64 per share	73,697
Fair value of 4,375,000 private warrants at €1.17 per warrant	5,110
Fair value of 7,187,500 public warrants at €1.05 per warrant	7,568
Net Liability of EUSG at business combination	423
Total value of consideration	86,799
Proceeds received post business combination EUSG assets (cash)	-43,107
Listing expenses total (cash)	22,105
Total share listing expense	65,796

Other transaction-related costs include fees paid to consultants, banks, auditors and other necessary expenses incurred in relation with obtaining the listing on the NASDAQ.

4.1.7	Income taxes

The tax benefit / (expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except for the extent to which they are reported directly in equity or in the other operating income.

kEUR	2021	2020	2019
Current year	-	-	-
Changes in estimates related to prior years	-	-	-
Current tax expense	-	-	-
Origination and reversal of temporary differences	-1,033	112	-3,655
Recognition of previously unrecognised (derecognition of previously recognised) tax losses	620	-67	2,165
Recognition of previously unrecognised (derecognition of previously recognised) deductible temporary differences	-	-	-
Deferred tax expense	-413	45	-1,490
Total	-413	45	-1,490

Reconciliation of the effective tax rate

The entity’s tax rate of 29,48 % combines a corporate tax rate of 15%, a solidarity surcharge thereon of 5.5 % and a trade tax rate of 13,65%.

kEUR	2021	2020	2019
Profit before tax from continuing operations	-87,227	-10,325	-10,559
Tax using the Company’s domestic tax rate	25,710	3,043	3,112
Tax effect of:
Difference in tax rates	-10,516	-	-
No-deductible expenses	-582	-30	-14
Non-recognition of deferred taxes on losses	-7,319	-2,968	-4,585
Permanent differences	-7,736	-	-
Others	30	-	-3
Taxes on income	-413	45	-1,490

Unrecognized deferred tax assets

Deferred tax assets have not been recognized for tax loss carryforwards:

kEUR	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Tax loss carryforwards	55,352	32,936	22,865

All tax losses carried forward have no date of expiry.

Movement in deferred taxes

Deferred tax balances developed as follows:

kEUR	DTA	DTL	Dec. 31, 2021	DTA	DTL	Dec. 31, 2020
Intangible assets	-	4,536	-4,536	-	4,048	-4,048
Property, plant and equipment	-	586	-586	-	738	-738
Inventories	-	1,199	-1,199	-	1,408	-1,408
Contract assets	-	287	-287	-	480	-480
Trade and other receivables	-	72	-72	-	84	-84
Lease liabilities	609	-	609	757	-	757
Trade payables	-	303	-303	41	-	41
Contract liabilities	1,807	-	1,807	2,400	-	2,400
Other provisions	-	80	-80	-	55	-55
Tax loss carryforwards	2,788	-	2,788	2,168	-	2,168
Netting	-5,204	-5,204		-5,367	-5,367
Total	-	1,859	-1,859	-	1,446	-1,446

Deferred tax assets and liabilities are offset according to the requirements of IAS 12.74.

The movement of all deferred tax positions is recognized in the P&L as no deferred taxes exist which are related to transaction in equity or OCI.

4.1.8	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit for the year attributable to ordinary equity holders of the ADSE Holdco by the weighted average number of ordinary shares outstanding during the reporting period, adjusted for the effect of the capital reorganization as discussed in Note 1.3 and applied retrospectively to all prior periods presented.

ADSE Holdco is a public limited company, which allots shares of the entity to its shareholders.

Earnings per share (basic) and earnings per share (diluted) are calculated based on the earnings attributable to ADSE Holdco shareholders. For the periods included in these financial statements ADSE was loss-making in all periods, therefore, anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding resrtricted stock units. These restricted stock units could potentially dilute basic earnings per share in the future. Dilutive effects did not occur. See note 4.3 for details of outstanding restricted stock units.

The loss attributable to the shareholders of ADSE -TEC Energy PLC (basic and diluted) amount to kEUR 87,642 (2020: kEUR 10.280, 2019: kEUR 12,050). The weighted average number of interests in circulation (basic and diluted) amounts to 25,344 (2020: 32,039, 2019: 32,039).

Earnings per share	2021	2020	2019
Profit/loss for the period (attributable to shareholders of the parent) (kEUR)	-87,642	-10,280	-12,050
Weighted average number of ordinary shares outstanding (in k units)	25,344	32,039	32,039
Basic loss per share (€)	-3.46	-0.32	-0.38
Diluted loss per share (€)	-3.46	-0.32	-0.38

4.2	Statements of financial position

4.2.1	Intangible assets

The development of intangible assets is shown below:

kEUR	Internally generated assets	Software	Total
Cost
As of Jan. 01, 2020	10,426	143	10,569
Additions	5,470	104	5,574
Disposals	-	-10	-10
As of Dec. 31, 2020	15,896	237	16,133
Additions	3,904	105	4,009
As of Dec. 31, 2021	19,801	342	20,142

kEUR	Internally generated assets	Software	Total
Amortization
As of Jan. 01, 2020	-	-113	-113
Additions	-647	-36	-683
As of Dec. 31, 2020	-647	-150	-797
Additions	-2,250	-58	-2,308
As of Dec. 31, 2021	-2,897	-208	-3,105

kEUR	Internally generated assets	Software	Total
Carrying amounts
As of Jan. 01, 2020	10,426	30	10,456
As of Dec. 31, 2020	15,249	87	15,337
As of Dec. 31, 2021	16,904	134	17,038

The internally generated intangible assets primarily relate to the capitalized costs of ADSE’s development of pioneering technologies, for which ADSE intends to enable itself on the market as a provider of advanced system solutions in the fields of energy storage, battery technology and electromobility. The intangible assets are amortized according to their useful life and the amortization is presented in costs of goods sold.

Intangible assets that are material to ADSE’s consolidated financial statements include development activities relating to the development of ChargeBoxes (CBX) and a customer specific ChargeBox (DC-CBX). Both intangible assets were capitalized in the financial years 2019 and 2018 and have a remaining useful life of four years. As of the reporting date, the carrying amount of CBX amounts to kEUR 5,552 (December 31, 2020: kEUR 6,524) and of DC-CBX amount to kEUR 7,298 (December 31, 2020: 8,576).

4.2.2	Leases

ADSE leases two warehouse property and two real property in Germany, one forklift as well as 18 vehicles. The lease maturity runs from 5 months up to 10 years. ADSE does not have the option to purchase the assets at the end of the contract term.

Some property leases contain an extension option. If ADSE intends to use the option, this was already considered in the lease term of the lease agreement.

When measuring lease liabilities, ADSE discounted lease payments using its incremental borrowing of from 3,55% to 6,97%. For the calculation of the incremental borrowing rates, European triple A bonds were used as the basis and adjusted for a risk premium corresponding to the external borrowing rates (credit spread).

The development of right-of-use assets is shown in the following table:

kEUR	Property	Vehicles	Total
Right-of-use assets
Balance at Jan. 01, 2020	1,526	94	1,620
Depreciation charge for the year	343	65	408
Additions to right-of-use assets	1,163	128	1,291
Balance at Dec. 31, 2020	2,346	158	2,503
Depreciation charge for the year	501	93	595
Additions to right-of-use assets	-	79	79
Balance at Dec. 31, 2021	1,844	143	1,988

For leases with short-term contracts of up to one year and low-value assets, ADSE has elected not to recognize right-of-use-assets and lease liabilities. In all periods there were no material expenses for short-term leases and low-value assets.

There are no material expenses relating to variable lease payments in the measurement of lease liabilities.

ADSE did not enter into any sublease agreements.

In 2021 a total cash outflow for leases in the amount of kEUR 569 (2020: kEUR 454) was recognized.

The amounts recognized in profit or loss are shown in the following table:

kEUR	2021	2020	2019
Amounts recognized in profit or loss
Interest on lease liabilities	89	78	53
Expenses relating to short-term leases	2	10	-
Expenses relating to leases of low-value assets, excluding short-term leases of low value assets	7	-	-
Amounts recognized in the statement of cash flows
Total cash outflow of leases	569	454	227

4.2.3	Property, plant and equipment

The development of fixed assets is shown below:

kEUR	Property, plant and equipment	Construction in progress and advance payments	Total
Cost
As of Jan. 01, 2020	2,403	0	2,403
Additions	967	92	1,059
Disposals	-132	-	-132
Reclassification	-	-	-
As of Dec. 31, 2020	3,237	92	3,329
Additions	1,494	82	1,576
Disposals	-95	-	-95
Reclassification	92	-92	-
As of Dec. 31, 2021	4,728	81	4,810

kEUR	Property, plant and equipment	Construction in progress and advance payments	Total
Depreciation
As of Jan. 01, 2020	-822	0	-822
Depreciation	-550	-	-550
Disposals	62	-	62
As of Dec. 31, 2020	-1,310	0	-1,310
Depreciation	-582	-	-582
Disposals	40	-	40
As of Dec. 31, 2021	-1,852	0	-1,852

kEUR	Property, plant and equipment	Construction in progress and advance payments	Total
Carrying amounts
As of Jan. 01, 2020	1,581	-	1,581
As of Dec. 31, 2020	1,927	92	2,019
As of Dec. 31, 2021	3,334	-376	2,958

4.2.4	Other investments

Other investments can be broken as follows:

kEUR	Dec. 31, 2021	Dec. 31, 2020
Other investments	2,084	140
Total	2,084	140

Other investments (long term) in the amount of kEUR 2,084 in 2021 (December 31, 2020: kEUR 140) include a deposit for a rental building amounting to kEUR 102 (December 31, 2020: kEUR 102) and a cash deposit at the Swiss tax office amounting to kEUR 37 (December 31, 2020: kEUR 37).

The increase in the financial year 2021 is based on a non-current lending to a customer in the amount of kEUR 1,944.

4.2.5	Inventories

Inventories can be broken down to the following items as follows:

kEUR	Dec. 31, 2021	Dec. 31, 2020
Raw materials	12,125	17,297
Work in progress	4,302	4,475
Finished goods	361	3,896
Advance payments	656	-
Total	17,444	25,668

kEUR	Dec. 31, 2021	Dec. 31, 2020
Write-downs raw materials	-3,804	-3,472
Write-downs work in progress	-474	-532
Write-downs finished goods	-104	-59
Total	-4,382	-4,063

Write-downs of inventories reflect range deductions taken into account. Previous figures in the annual financial statement of ADSE GM as of December 31, 2020 solely reflected differences in valuation between IFRS and German GAAP. Therefore, figures in both tables above have been adjusted in order to present consistent and comparable figures as of December 31, 2021 and December 31, 2020.

4.2.6	Trade and other receivables and contract assets

Trade and other receivables can be broken down as follows:

kEUR	Dec. 31, 2021	Dec. 31, 2020
Trade receivables	7,424	926
Other receivables financial	141	28
Other receivables non-financial	2,825	1,098
Deferred expenses and accrued income	917	27
Total	11,308	2,079

As of the reporting date, non-financial other receivables mainly include advanced payments made (December 31, 2021: kEUR 656, December 31, 2020: kEUR 274) and a VAT claims (December 31, 2021: kEUR 2,751, December 31, 2020: kEUR 778).

4.2.7	Cash and cash equivalents

Cash and cash equivalents comprise cash (December 31, 2021: kEUR 1, December 31, 2020: kEUR 1) and cash at banks (December 31, 2021: kEUR 101,812, December 31, 2020: kEUR 17).

The Cash and cash equivalents presented in the statement of cash flows comprise all cash reported in the statements of financial position.

kEUR	Dec. 31, 2021	Dec. 31, 2020
Cash	1	1
Cash at banks	101,812	17
Total	101,813	18

4.2.8	Equity

The changes in the various components of equity from January 01, 2021 through December 31, 2021 are shown in ADSE’s statement of changes in equity.

As described in note 1.3, ADSE Holdco was founded on July 26, 2021. On December 22, 2021 EUSG merged with EUSG II and EUSG II merged with ADSE Holdco with ADSE Holdco being the surviving entity. The shareholders of EUSG II (formerly EUSG), who decided not to redeem their shares, received 4,870,815 shares in ADSE Holdco with a nominal value of USD 0.0001 resulting in share capital of EUR 431. To effectuate the merger of ADSE Holdco with ADSE GM additional 24,683,333 were issued to the equity holders of ADSE GM with a nominal value of USD 0.0001 resulting in an increase of share capital by EUR 2,184. As part of the PIPE investment additional 15.6 million shares with a nominal value of USD 0.0001 were issued resulting in an increase in share capital by EUR 1,380. As of December 31, 2021 following the merger and capital reorganization ADSE Holdco had 48,807,898 shares in issue.

Following the merger with ADSE GM, which is accounted for as a capital reorganization, the subscribed capital of ADSE GM amounting to EUR 32,039 was reclassified to capital reserves. As part of the capital reorganization, accumulated losses and public warrant liability of EUSG amounting to EUR 16.8 million were deducted from capital reserves. Furthermore, capital reserves include EUR 43.1 million additional paid-in capital for the remaining 4,870,815 EUSG shares after redemptions and the excess of fair value of issued shares over net assets assumed as part of the merger amounting to EUR 58.5 million. Capital reserves are reduced by transaction costs amounting to EUR 11.0 million and payments for acquisition of a shareholding of an existing ADSE GM shareholder amounting to EUR 20 million. Moreover, the difference between the cash received and the nominal value of 15.6 million shares issued to the PIPE investors amounting to EUR 138.0 million is recorded within capital reserves.

The opening balance of retained earnings contains retained earnings of the ADSE GM (accounting predecessor). The result for the period contains consolidated loss of ADSE.

Other Equity consists of currency translation reserves on translation of EUSG from its functional currency (USD) to the presentation currency of ADSE (EUR) upon the merger with ADSE Holdco and on the translation of ADSE US. Other equity as on 1st January 2019 consists of proceeds of a capital contribution, which was fully paid in as on 1st January 2019, but not legally effective as on 1st January 2019. This contribution includes a total of kEUR 6 of subscribed capital and kEUR 14.976 of capital reserves. The capital contribution was legally effective within financial year 2019.

The share capital amounts to kEUR 4 and is fully paid in.

Other reserves consist of accumulated earnings of the companies included in the financial statements and other equity.

kEUR	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Share capital	4	32	32
Capital reserves	214,100	20,950	20,950
Other equity	-2	-	-
Retained earnings	-29,571	-19,291	-7,241
Profit/Loss	-87,640	-10,280	-12,050
Equity attributable to shareholders of ADSE	96,892	-8,589	1,691
Total	96,892	-8,589	1,691

4.2.9	Warrant liabilities

Warrant liabilities amounting to EUR 12.8 million relates to 7,187,500 public warrants, 4,375,000 private warrants and 100,000 lender warrants in issue as of December 31, 2021.

6,250,000 public warrants were issued as part of the EUSG units in the IPO to the public shareholders on January 26, 2021. Each EUSG unit contained one share and one-half warrant. Additional 937,500 warrants were issued as part of the over allotment to the underwriters.

4,375,000 private warrants were issued by EUSG to EUSG Sponsor and the underwriters. Lender warrants were issued in lieu of a repayment of a promissory note and are accounted for as private warrants.

Each warrant gives the holder the right to acquire one ordinary share in the Company at an exercise price of USD 11.50 per share, subject to adjustment. Both public and private warrants may be exercised until December 22, 2026.

Until expiration, and if the Company’s share price equals or exceeds USD 18.00 for any 20 trading days within a 30 trading day period, the Company may elect to redeem public warrants at a price of USD 0.01 per warrant. Private warrants are not redeemable by the Company, they may be exercised for cash or on a cashless basis at the holder’s option as long as they are held by the initial holders or their affiliates.

As described in the Note 1.3, on the merger of EUSG with EUSG II and ultimately with ADSE Holdco, each EUSG public and private warrant was converted into one ADSE Holdco public and private placement warrant respectively under the same terms as EUSG warrants. Upon the merger it is assessed that the EUSG public and private warrants were assumed as a liability as part of the acquisition. Therefore, the Company’s warrants issued to replace EUSG warrants are accounted as a liability at fair value through profit and loss.

Public warrants are measured at fair value through profit or loss with reference to their quoted market price on NASDAQ (Level 1 Fair Value hierarchy under IFRS 13).

The market prices for private warrants are not observable as these are not actively traded. Their fair value is determined by applying Black-Scholes option pricing model with the following inputs corroborated with observable market data (Level 2 Fair Value hierarchy under IFRS 13):

Input		Reference
Spot price	USD 9.13	1
Strike price	USD 11.50	2
Expected term (years)	4.98	3
Risk free rate	1.26%	4
Dividend yield	0.00%	5
Annual volatility	23.40%	6

1.	Equal to the observed price of the common shares as of December 31, 2021,
2.	Warrant strike price,
3.	Calculated as the time period between December 31, 2021 and the warrants expiration date (December 22, 2026),
4.	Interpolated 4.98-year constant maturity US treasury rates,
5.	Assumed dividend yield of 0%,
6.	Implied volatility observed through the public warrants traded price as of December 31, 2021.

4.2.10	Trade and other payables

kEUR	Dec. 31, 2021	Dec. 31, 2020
Trade payables	6,643	8,763
Trade payables due to related parties	2,980	9,513
Accrued expenses	1,194	847
Other payables financial	476	17,876
Other payables non-financial	2,865	913
Total	14,158	37,912

Trade payables mainly consist of trade accounts payable and accruals for outstanding invoices.

Trade payables due to related parties among others consist of a liability to ads-tec Administration GmbH in the amount of kEUR 838 (December 31, 2020: kEUR 846) and a liability to ads-tec Dresden GmbH in the amount of kEUR 1,199 (December 31, 2020: kEUR 450).

The amount of kEUR 17,876 as of December 31, 2020 included two shareholder loans which were repaid in the financial year 2021.

For information about ADSE’s exposure to liquidity risks please refer to note 4.5.2.2.

4.2.11	Provisions

The development of provisions is shown below:

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2021	3,143	20	14	331	3,508
Added	7,717	-	4	633	8,354
Utilized	705	9	3	36	752
Reversal	1,490	0	-		1,490
As of Dec. 31, 2021	8,664	11	16	929	9,620

Date of maturity
Current	1,673	10.5	16	482	2,182
Non-current	6,991	-	-	447	7,438
Total	8,664	11	16	929	9,620

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2020	245	35	15	131	426
Added	3,183	20	2	257	3,462
Utilized	285	35	3	-	322
Reversal	-	0	-	57	57
As of Dec. 31, 2020	3,143	20	14	331	3,508

Date of maturity
Current	1,930	19,5	14	-	1,964
Non-current	1,213	-	-	331	1,544
Total	3,143	20	14	331	3,508

There are no pension commitments or similar obligations.

ADSE provides warranties for general repairs of defects that existed at the time of sale, as required by law. Provisions related to these assurance-type warranties are recognized when the product is sold, or the service is provided to the customer. Initial recognition is based on historical experience. The estimate of warranty-related costs is revised annually. In general warranty provisions are covering the expected warranties from the customers.

If ADSE has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, ADSE recognizes any impairment loss that has occurred on assets dedicated to that contract.

Due to the persistent environment of low interest rates, no effect from unwinding of the discount on non-current provisions was recognized.

4.2.12	Loans and borrowings

As of the reporting date, loans and borrowings include a secured bank loan with varying use amounting to kEUR 7,522 (December 31, 2020: 354) which is secured over the security assignment of trade receivables and inventories with its total amount of kEUR 7,522. The interest rate is 5.96%. The interest rate can change according to the 3-Month-EURIBOR plus a temporary markup of 4.5 percentage points. The markup on the 3-Month-EURIBOR applies until December 31, 2021 and can then be renegotiated. Corresponding to the earliest scheduled possibility of repayment (December 31, 2023) the loan is classified as repayable between one and five years.

During the reporting year, loans given to ADSE GM in prior year by its equity holders Bosch and ADSH amounting to EUR 25.3 million were assumed by the Company. During 2021, ADSE GM obtained additional EUR 17.9 million loans from Bosch and ADSH. As part of the merger, all aforementioned loans were assumed by ADSE Holdco and were converted into equity investment in ADSE GM. As of December 31, 2021, ADSE repaid all outstanding loans to shareholders.

4.2.13	Financial instruments

The following table provides the carrying amounts and fair values of all financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of the fair value. Further, the fair value disclosure of lease liabilities is also not required.

kEUR		Fair Value Hierarchy	Book value Dec. 31, 2021	Fair Value Dec. 31, 2021	Book value Dec. 31, 2020	Fair Value Dec. 31, 2020
Assets
Cash and cash equivalents	At amortized cost	3	101,813	101,813	18	18
Trade receivables (short term)	At amortized cost	3	7,424	7,424	926	926
Other investments	At amortized cost	3	2,084	2,084	-	-
Other financial receivables (short term)	At amortized cost	3	141	141	25	25
Other financial receivables (long term)	At amortized cost	3	4	4	4	4
Total			111,466	111,466	973	973

Liabilites
Warrant liabilities	Fair value through P&L	2	12,767	12,767	-	-
Loans and borrowings (short term)	At amortized cost	3	7,522	7,522	354	354
Trade payables (short term)	At amortized cost	3	6,265	6,265	8,763	8,763
Trade payables due to related parties (short term)	At amortized cost	3	2,980	2,980	1,804	1,804
Lease liabilities (long term)	At amortized cost	3	1,537		2,004
Lease liabilities (short term)	At amortized cost	3	528		551
Other payables financial (long term)	At amortized cost	3	-	-	17,637	17,637
Trade payables due to related parties (long term)	At amortized cost	3	-	-	7,709	7,709
Other payables financial (short term)	At amortized cost	3	476	476	239	239
Total			32,076	30,010	39,061	36,506

Changes in fair value of warrants as well as interest expense on loans and borrowings and leases are included in financial result in the statement of profit or loss.

If reclassifications to other levels of the measurement hierarchy are necessary, they are made at the end of the fiscal year in which the event that necessitates the reclassification occurs. There were no reclassifications for all periods.

Net gains arising from receipts on trade receivables derecognized in prior years are virtually equal to losses on derecognition of trade receivables in current year.

4.2.14	Contingent liabilities and contingent assets

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events that are outside the control of ADSE. Furthermore, present obligations are contingent liabilities if it is not probable that an outflow of resources will be required to settle the obligation and/or the amount of the obligation cannot be estimated with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non- occurrence of one or more uncertain future events that are outside the control of ADSE.

As of the balance sheet date no contingent liabilities and no contingent assets exist.

4.3	Share-based payments

In 2021 an Incentive Plan was implemented which allows ADSE to grant restricted stock units (RSUs) for members of the management and members of the board of directors. The participants shall receive a number of shares of common Stock that correspond to the number of RSUs that have become vested on the applicable vesting date.

The RSUs granted for the initial SPAC grant promised have a vesting period of four years while the RSUs granted under the director’s compensation have a vesting period of one year. In case of a bad leaver all claims to the RSUs become void.

The grant of RSUs is a share-based payment according to IFRS 2, because the participants will become entitled to a future remuneration, which is based on real equity instruments. ADSE has no choice to settle the transaction in cash and must settle with equity instruments. Therefore, the grant of RSUs is classified as equity-settled share-based payment according to IFRS 2.

The valuation of the RSUs is based on the share price of ADSE Holdco minus the nominal value of the share. No option pricing model was applied.

In 2021, the grants under share-based payment plans developed as follows:

Program	RSUs
Number of awards	187,500
Maximum term (years)	4
Awards outstanding at the beginning of the reporting period (January 01, 2021)	0
Awards granted in the reporting period	187,500
Awards forfeited in the reporting period	0
Awards exercised in the reporting period	0
Awards expired in the reporting period	0
Awards outstanding at the end of the reporting period (December 31, 2021)	187,500
Awards exercisable at the end of the reporting period 2021 (December 31, 2021)	0

The RSUs have no exercise price. The remaining contractual lifetime of the RSUs is 3.98 years.

When determining the expense recognition as of December 31, 2021, an average expected fluctuation of 0% p.a. was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of December 31, 2021, ADSE has recognized an increase in equity in the balance sheet of kEUR 10 (2020: kEUR 0) for share-based payments. The expense for the period January 01 to December 31, 2021 amounts to kEUR 10 (2020: kEUR 0, 2019: kEUR 0).

4.4	Statements of cash flows

ADSE has elected to present cash flows from operating activities using the indirect method and has used the Profit for the period as the starting point for presenting operating cash flows.

ADSE has classified cash payments for lease payments as financing activities.

The Cash and cash equivalents presented in the statement of cash flows comprise all cash reported in the statements of financial position.

ADSE has elected to classify cash flows from interest paid as financing activities, cash flows from interest received and dividends received as investing activities, and cash flows from dividends paid as financing activities. However, neither interests nor dividend has been paid or received in the reporting period.

The change in trade and other payable not attributable to investing or financing activities does not include change in the total amount of shareholder loans and corresponding accrued interest expenses from the shareholder loans, as those changes are presented in the separate line items proceeds from borrowings and shareholder contribution and loans and finance expense.

4.5	Capital and financial risk management

4.5.1	Capital management

Through the business combination between the Company and EUSG (refer to note 1.3), ADSE obtained cash proceeds from the EUSG IPO and subsequent PIPE investment. Thereby, ADSE’s capital structure significantly changed with equity becoming the primary source of financing. Consequently, equity, and in particular, capital reserves, which contain share premium from IPO and PIPE investment, are managed as capital.

ADSE’s policy is to maintain a stable liquidity position to enable ADSE growth of market presence and investments into new technologies. Currently ADSE generates negative cash flows both from operating and investing activities. The Management therefore closely monitors ADSE’s liquidity reserves as well as the expected cash flows from its operating activities.

A capital structure that optimizes capital costs of equity and debt is being targeted, thus ADSE pursues to lower its debt and monitors the liquidity ratio regularly.

4.5.2	Financial risk management

ADSE has exposure to the following risks arising from financial instruments:

●	Credit risk,

●	Liquidity risk,

●	Market risk

ADSE’s managing directors have overall responsibility for the establishment and oversight of ADSE’s risk management framework. The managing directors are also responsible for developing and monitoring its risk management policies.

ADSE’s risk management policies are established to identify and analyze the risks faced by ADSE, to set appropriate risk limits and controls and to monitor risks and adherence to limits. ADSE aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

ADSE’s main financial liabilities include trade payables, lease liabilities as well as a bank credit facility. The primary purpose of these financial liabilities is to finance ADSE’s operations and provide guarantees to support its operations. ADSE is mainly exposed to liquidity risk as well as credit risk. The market risk, including mainly interest rate risk is assessed as negligible due to the fact that ADSE has sufficient cash reserves on hand and does not have long term loans with variable interest rates. Furthermore, almost all of the business activities are concluded in the reporting currency Euro.

4.5.2.1	Credit risk

Credit risk is the risk of financial loss to ADSE if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from ADSE’s receivables from customers and contract assets.

The carrying amounts of financial assets and contract assets represent ADSE’s maximum credit exposure. ADSE monitors its credit risk regularly.

Impairment losses on financial assets recognized in profit or loss amounted to kEUR 171 in the financial year 2021 (2020: kEUR 9, 2019: kEUR 63).

Trade receivables and contract assets

ADSE’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate.

For trade receivables and contract assets, ADSE applies the “simplified approach” and measures and accounts the loss allowance for its trade receivables at an amount equal to the lifetime expected credit losses. As there is a heterogeneous portfolio of customers separate probabilities of default rated are determined for each significant customer. The determination of probability of default is done by an external service provider that acts as an independent credit rating agency.

A write-off of the trade receivables and contract assets of individual customers within the simplified approach is applied if one or more events take place that have an influence on the customer’s credit rating. These events include payment delays, pending insolvency or concessions by the debtor due to payment difficulties. Trade receivables and contract assets are written off when there is no reasonable expectation of recovery.

kEUR	Dec. 31, 2021	Dec. 31, 2020
Trade receivables and contract assets arising from contracts with customers	8,560	3,118
thereof trade receivables	7,586	1,491
thereof contract assets	974	1,627
Impairment loss on trade receivables and contract assets arising from contracts with customers	-163	-91
Total	8,397	3,026

kEUR	Weighted- average loss rate	Gross carrying amount	Loss allowance	Credit- impaired
Dec. 31, 2021
Current (not past due)	0.00%	8,902	-	-
1-30 days past due	0.00%	1,800	-	-
31-60 days past due	0.00%	51	-	-
61-90 days past due	0.00%	-	-	-
More than 90 days past due	51.79%	112	-58	-
Total		10,865	-58	-

kEUR	Weighted- average loss rate	Gross carrying amount	Loss allowance	Credit- impaired
Dec. 31, 2020
Current (not past due)	0.03%	1,717	-1	-
1-30 days past due	0.12%	1,124	-1	-
31-60 days past due	0.25%	62	-	-
61-90 days past due	0.40%	13	-	-
More than 90 days past due	44.03%	201	-88	-
Total		3,118	-90	-

The anomaly in the weighted-average loss rate relates to individual receivables only.

Other financial assets

ADSE considers the probability of default at the date of initial recognition of assets and the existence of a significant increase in the risk of default during all reporting periods. To assess whether the risk of default has increased significantly, ADSE compares the risk of default on the asset at the reporting date with the risk of default at the initial recognition. Available, appropriate, and reliable forward-looking information is considered. Indicators such as internal and external credit ratings as well as actual and expected significant changes in the debtor’s earnings situation are taken into account.

Cash and cash equivalents

Cash and cash equivalents are mainly cash at banks. ADSE regularly monitors the corresponding bank’s credit ratings. Due to the short investment period and the good credit rating of the banks ADSE considers that its cash and cash equivalents have low credit risk. Consequently, no impairment was recognized on cash and cash equivalents.

4.5.2.2	Liquidity risk

Liquidity risk is the risk that ADSE will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

ADSE aims to maintain the level of its cash and cash equivalents at an amount more than expected cash outflows on financial liabilities.

Exposure to liquidity risk

ADSE’s policy is to maintain sufficient cash and cash equivalents at all times to meet current and future obligations as they fall due. ADSE manages its liquidity by maintaining sufficient liquid assets.

Adverse developments in the capital markets could increase ADSE’s financing costs and limit its financial flexibility.

The following table shows the remaining contractual maturities of ADSE’s financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments:

kEUR	Carrying amount	Less than 1 year	1-5 years	More than 5 years
Balance as of Dec. 31, 2021
Secured bank loans	7,522	-	7,522	-
Lease liabilities	2,269	599	1,346	324
Trade payables	6,643	6,643	-	-
Trade payables due to related parties	2,980	2,980	-	-
Other payables	4,535	4,391	-	144
Total	23,950	14,613	8,869	468

kEUR	Carrying amount	Less than 1 year	1-5 years	More than 5 years
Balance as of Dec. 31, 2020
Secured bank loans	354	-	354	-
Lease liabilities	2,556	-	551	2,004
Trade payables	8,763	8,763	-	-
Trade payables due to related parties	9,513	1,804	-	7,709
Other payables	19,636	1,888	-	17,748
Total	40,821	12,455	905	27,461

ADSE’s current financial position with high cash levels and low level of debt financing reduces the liquidity risks.

In addition to cash, ADSE has access to lines of credit and guarantees in total of max. kEUR 10.000 until April 30, 2022, and after that kEUR 5.000 until December 31, 2023.

The bank credit line is tied to compliance with financial covenants, which if breached, give right of termination without notice to the bank. Thus, ADSE is exposed to liquidity risks, if the financial covenants for the bank credit line are not met. During the financial year 2021 ADSE fulfilled all covenants. A future breach of the covenant may require ADSE to repay the bank credit line earlier than indicated in the above table. Due to sufficient cash reserves overall liquidity risk is very limited. For further information, refer to note 4.2.12.

4.5.2.3	Market and currency risk

Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect ADSE’s income or the value of its holdings of financial instruments. The financial instruments affected by market risk essentially comprise of financial liabilities. Market risk can be seen as a subordinated risk for ADSE.

Currency risk

Foreign exchange risk arises when individual Group entities enter into transactions denominated in a currency other than their functional currency.

ADSE is exposed to a minimal currency risk arising from transactions in foreign currencies since 94% of revenues in 2021 (2020: 99.18%, 2019: 97.01% ) are generated in EUR.

Currency risks arise, however, with respect to bank balances amounting to kEUR 101.729 (December 31, 2020: kEUR 4) which are denominated in USD and therefore exposed to currency risk.

Sensitivity of the foreign currency risk

The sensitivity analysis approximately quantifies the risk that can occur within the framework of set assumptions if certain parameters are changed to a defined extent. Exchange rate risks exist for US dollars (USD).

The following disclosures describe the sensitivity of an increase or decrease in the USD against the EUR from ADSE’s perspective. Currency risks within the meaning of IFRS 7 arise from financial instruments that are denominated in a currency other than the functional currency and are of a monetary nature. Translation differences from the translation of financial statements of foreign Group companies into ADSE currency are not taken into account. The sensitivity analysis was prepared for the main financial instrument (cash and cash equivalents) outstanding as at the balance sheet date of ADSE.

If the EUR had appreciated or depreciated by 10.0% against the USD as at December 31, 2021 and 2020 respectively, the consolidated profit would change in the manner shown below:

kEUR	Variance	Dec. 31, 2021	OCI	Variance	Dec. 31, 2020
Dec. 31, 2021
EUR/USD	+/-10,0%	-9,200/+41,800	-	+/-10,0%	-

Other market risks

ADSE is not significantly exposed to other market risks.

5	Segment reporting

Information reported to ADSE’s chief operating decision maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on the geographic region of ADSE’s business activities. Therefore, ADSE manages its operations based on two operating segments referring to its business activities in Europe and North America.

Although the segment “North America” does not meet the quantitative thresholds to be reported as a reportable segment, the management has concluded that this segment should nevertheless be reported separately, as it is closely monitored by the CODM as a potential growth segment and is expected to contribute to ADSE’s revenue in future. In consequence, operating segments are reported in a manner consistent with the internal reporting provided to the CODM.

The CODM has been identified as the board of directors of ADSE Holdco. The board of directors regularly reviews operating results and makes decisions about the allocation of ADSE’s resources. ADSE’s focus is on the research, development and manufacturing of products and services in the fields of energy management, energy storage and e-mobility.

ADSE evaluates segmental performance on the basis of segment revenue and segment earnings before interest, taxation, depreciation and amortiziation (EBITDA). Inter-segment sales are priced along the same lines as sales to external customers.

kEUR	2021
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	33,035	-	33,035	-	33,035
Inter-segment revenues	2,206	-	2,206	2,206	-
Total revenue	35,241	-	35,241	2,206	33,035

Earnings before interest taxation depreciation and amortization (EBITDA)	-14,467	-774	-15,241	82	-15,159
Depreciation and amortization	-3,485	-	-3,485	-	-3,485
Operating result (EBIT)	-17,952	-774	-18,725	82	-18,643
Financial income	47	-	47	-	47
Financial costs	-2,835	-	-2,835	-	-2,835
Share listing expense	-65,796	-	-65,796	-	-65,796
Financial result	-68,583	-	-68,583	-	-68,583
Profit before tax	-86,535	-774	-87,309	82	-87,227
Income tax expenses	-413	-	-413	-	-413
Profit for the year	-86,948	-774	-87,722	82	-87,640

kEUR	2020
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	47,370	-	47,370	-	47,370
Inter-segment revenues	-	-	-	-	-
Total revenue	47,370	-	47,370	-	47,370

Earnings before interest taxation depreciation and amortization (EBITDA)	-6,549	-	-6,549	-	-6,549
Depreciation and amortization	-1,641	-	-1,641	-	-1,641
Operating result (EBIT)	-8,190	-	-8,190	-	-8,190
Finance income	-	-	-	-	-
Finance costs	-2,135	-	-2,135	-	-2,135
Financial result	-2,135	-	-2,135	-	-2,135
Profit before tax	-10,325	-	-10,325	-	-10,325
Income tax benefits	45	-	45	-	45
Profit for the year	-10,280	-	-10,280	-	-10,280

kEUR	2019
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	19,087	-	19,087	-	19,087
Inter-segment revenues	-	-	-	-	-
Total revenue	19,087	-	19,087	-	19,087

Earnings before interest taxation depreciation and amortization (EBITDA)	-9,103	-	-9,103	-	-9,103
Depreciation and amortization	-573	-	-573	-	-573
Operating result (EBIT)	-9,676	-	-9,676	-	-9,676
Finance income	1	-	1	-	1
Finance costs	-885	-	-885	-	-885
Financial result	-884	-	-884	-	-884
Profit before tax	-10,559	-	-10,559	-	-10,559
Income tax expense	-1,490	-	-1,490	-	-1,490
Profit for the year	-12,050	-	-12,050	-	-12,050

Total non-current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Europe	24,072	20,003	13,660
North America	-	-	-
Total non-current assets	24,072	20,003	13,660

Total current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Europe	126,103	25,325	49,335
North America	3,174	-	-
Eliminations	-2,124	-	-
Total assets	127,152	25,325	49,335

Total liabilities of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Europe	54,170	53,917	61,304
North America	2,369	-	-
Eliminations	-2,206	-	-
Total liabilities	54,332	53,917	61,304

Total revenues of both reportable segments can be broken down as follows:

kEUR	2021	2020	2019
Europe	33,035	47,370	19,087
North America	-	-	-
Total revenues	33,035	47,370	19,087

Revenues from one customer of ADSE represented approximately kEUR 18.480 (2020: kEUR 41.041, 2019: kEUR 14.659) of ADSE’s total revenues.

6	Related party transactions

Related parties are natural persons or companies that can be influenced by the reporting entity, that can exert an influence on the reporting entity or that are under the influence of another related party of the reporting entity. Transactions between related parties mainly include loans, leases and management services. All business transactions, receivables and liabilities with related parties existing at the reporting date result from ordinary business activities and are conducted at arm’s length.

Note 1 provides information about ADSE’s structure, including details of the shareholders, subsidiaries and entities with significant influence on ADSE.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

kEUR	2021
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders*	1,601	-26	-	-457	-1,995
Transactions with affiliated companies*	2,253	-2,073	21	-5,402	-
Transactions with associated companies	-	-81	-	-47	-
Transactions with related persons	-	-	-	-	-
Total	3,854	-2,181	21	-5,906	-1,995

*) Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the shareholders.

In the financial year 2021 ADSE acquired several items of property, plant and equipment from ads-tec Dresden GmbH for a purchase price of kEUR 774. As of December 31, 2021, these items are presented within property, plant and equipment in the statement of financial position.

kEUR	2020
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders*	-	-371	-	-2,451	-1,368
Transactions with affiliated companies*	22	-4,197	-	-3,195	-48
Transactions with associated companies	-	-75	-	-54	-
Transactions with related persons	-	-	-	-2	-
Total	22	-4,643	-	-5,702	-1,416

*) Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH as well as any subsidiaries of Robert Bosch GmbH. Transactions with affiliates include transaction with subsidiaries of ADSH.

kEUR	2019
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders*	-	-	-	-721	-308
Transactions with affiliated companies*	163	-2,807	341	-3,630	-87
Transactions with associated companies	-	-60	-	-69	-
Transactions with related persons	-	-	-	-2	-
Total	163	-2,867	341	-4,422	-395

*) Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH as well as any subsidiaries of Robert Bosch GmbH. Transactions with affiliates include transaction with subsidiaries of ADSH.

Other expense

Other expense mainly includes the administration fees of kEUR 2,963 (2020: 2,474, 2019: kEUR 2,143) paid to ADSH, management fees of kEUR 450 (2020: kEUR 450, 2019: kEUR 640) paid to ADSH, development costs of kEUR 1,479 (2020: kEUR 262, 2019: kEUR 499) paid to ads-tec Engineering GmbH and rent of kEUR 261 (2020: kEUR 261, 2019: kEUR 261) paid to ads-tec Immobilien GmbH & Co. KG.

Interest expense

Interest expense includes the interest expense of kEUR 338 (2020: kEUR 261, 2019: kEUR 114) on the loan from ADSH, the interest expense of kEUR 1,625 (2020: 1,070, 2019: kEUR 195) on the loan from the other shareholder, the liability remuneration of kEUR 33 (2020: kEUR 38, 2019: kEUR 0) to ADSH and the liability remuneration of kEUR 0 (2020: kEUR 48, 2019: kEUR 87) to ads-tec Industrial IT GmbH.

The table below provides an overview of significant account balances and transactions from such relationships.

Receivables and liabilities to shareholders and affiliated companies

Liabilities to affiliated companies mainly comprise a liability to ads-tec Administration GmbH in the amount of kEUR 838 (2020: kEUR 846) and a liability to ads-tec Dresden GmbH in the amount of kEUR 1,199 (2020: kEUR 450).

kEUR	Dec. 31, 2021		Dec. 31, 2020
	Receivables	Payables	Receivables	Payables
Transactions with shareholders*	2,108	311	-	25,526
Transactions with affiliated companies*	25	2,685	27	1,682
Transactions with associated companies	-	8	-	19
Transactions with related persons	-	-	-	-
Total	2,132	3,005	27	27,227

*) In 2021, transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the shareholders.

In 2020, transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH as well as any subsidiaries of Robert Bosch GmbH. Transactions with affiliates include transaction with subsidiaries of ADSH.

Key management personnel compensation

As of the comparisons dates December 31, 2020 and December 31, 2019 key management personnel comprised the board of directors and authorized representatives of ADSE GM. Key management personnel as of the reporting date comprise the board of directors of ADSE Holdco. As of the reporting date the board of directors is represented by the following people:

Key management personnel	Role
Joseph Brancato	Director
Bazmi Husain	Director
K.R. Kent	Director
Hakan Konyar	Chief Production Officer
Kurt Lauk, PhD	Director (Chairman)
Salina Love	Director
John Neville	Chief Sales Officer
Thorsten Ochs	Chief Technology Officer
Thomas Speidel	Chief Executive Officer and Director
Robert Vogt	Chief Accounting Officer

Key management personnel compensation comprised the following:

kEUR	2021	2020	2019
Short-term employee benefits	1,196	783	192
Post-employment benefits	-	-	-
Termination benefits	-	-	-
Share-based payments	10	-	-
Total	1,206	783	192

Key management personnel compensation for the financial year 2021 solely includes short-term employee benefifts for four members of the key management as the rest of the key management was first appointed on December 23, 2021 and did not receive any short-term employee benefits.

Short-term employee benefits include salary, company car, training and other benefits. Share-based payments include expenses for restriced stock units (see note 4.2.9).

7	Other financial disclosures

Other financial obligations exist from master purchase agreements for materials with a commitment of kEUR 59,537 (2020: kEUR 9,146) of which kEUR 983 are short-term financial obligations.

There is a financial obligation of kEUR 4,194 (2020: kEUR 3,400) per year from contracted long-term cost allocation agreements and rents with affiliated companies.

8	Events after the reporting period

Since the end of February 2022 Russia has been at war with Ukraine (“Russia-Ukraine war”). The effects of the Russia-Ukraine war represent a value-affecting event after the reporting period and therefore have no impact on the recognition and measurement of assets and liabilities as at the reporting date. ADSE is closely monitoring the impacts of the Russia-Ukraine war on its business. As ADSE is neither active in the Russian nor in the Ukraine market ADSE is not expecting material impact on its consolidated financial statements. However, due to the volatile geopolitical situation future effects cannot be quantified as of now.

On April 01, 2022, ADSE granted a convertible loan to a customer in the amount of kEUR 5,000 with a main purpose of funding the purchase of ADSE’s products. The loan has an interest rate of 6% p.a. and is due by March 31, 2027. As of December 31, 2021, kEUR 1,944 of the loan balance has been drawn and the lending is presented within “others investments (long term)” as part of non-current assets.

No further events occurred between December 31, 2021 and April 27, 2022 that would require adjustments to the amounts recognized in these consolidated financial statements or would need to be disclosed under this heading.

/s/ Thomas Speidel	/s/ Robert Vogt
Thomas Speidel	Robert Vogt
Chief Executive Officer	Chief Accounting Officer