Form 20-F
period 2022-12-31
Ads-Tec Energy Public Ltd Co
filed 2023-05-11
CIK 1879248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2022

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

48,877,162 Ordinary Shares, nominal value $0.0001 per share as of December 31, 2022

11,662,486 Warrants to purchase Ordinary Shares, as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International	Other ☐
Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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

“€”, “EUR” and “Euro” means the Euro.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated, all references to (i) the “Company,” “we,” “our,” or “us” refer solely to ADS-TEC Energy PLC, (ii) “ADSE” refers to ADS-TEC Energy PLC, ads-tec Energy GmbH and ads-tec Energy, Inc., collectively, and (iii) “ADSE GM” refer solely to ads-tec Energy GmbH, a German limited liability company. ADS-TEC Energy PLC is an Irish public limited company duly incorporated under the laws of Ireland on July 26, 2021.

Financial Information

This Annual Report contains our audited consolidated financial statements as of and for the periods ended December 31, 2022 and 2021 (our “audited consolidated financial statements”). The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in euros (“EUR” or €) and in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”).

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

The risk factors and cautionary language referred to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including, but not limited to, those items identified under “Item 3. Key Information – D. Risk Factors”. These risks and uncertainties include:

●	our ability to maintain the listing of the Ordinary Shares and Warrants on a national securities exchange;

●	changes adversely affecting the businesses in which we are engaged;

●	management of growth;

●	general economic conditions, including changes in the credit, debit, securities, financial or capital markets;

●	the impact of COVID-19 or other adverse public health developments on ADSE Holdco’s business and operations;

●	increased costs, disruption of supply, or shortage of materials, could harm our business;

●	our ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities;

●	the result of future financing efforts;

●	product liability lawsuits, civil or damages claims or regulatory proceedings relating to our technology, intellectual property or products;

●	the impact of the military action in Ukraine may affect our current and future operations in the European Union;

●	any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting;

●	changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services;

●	changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact the battery-energy storage market and thus the demand for our products and services;

●	existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or results of operation; and

●	other factors discussed in “Item 3. Key Information — D. Risk Factors” in this Annual Report.

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

Risks Related to Our Business and Financial Position

●	We are an early stage company with a history of losses. Our ability to continue as a going concern will depend on our ability to timely reduce our inventory by generating sufficient revenue and/or postponement or cancellation of purchase obligation for inventory.

●	Failure to expand our geographic footprint and to build scalable and robust processes could harm our prospects for growth and profitability, and we may never successfully do so or achieve or sustain profitability.

●	We currently face competition from a number of companies, particularly in commercial and industrial battery-based energy-storage market in Europe, and expect to face significant competition in the future as the market for the EV High-Power-Charger develops.

●	We face risks related to natural disaster and health pandemics, including the recent coronavirus (“COVID-19”) pandemic, which could have a material adverse effect on our business and results of operations.

●	We rely on a limited number of suppliers and manufacturers for our products. A loss of any of these partners could negatively affect our business.

●	Increases in costs, disruption of supply, or shortage of materials, have harmed and could harm our business again in the future.

●	Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future.

●	We have a limited operating history.

●	If we are unable to attract, retain, and motivate key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed and could diminish anticipated benefits.

●	We are expanding operations internationally, which will expose us to additional tax, compliance, market and other risks.

●	Our management has limited experience in operating in the consolidated group of a U.S. public company.

●	We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

●	The impact of the military action in Ukraine may affect our current and future operations in the European Union.

●	We may be adversely affected by inflationary or market fluctuations, including impact of tariffs, in the cost of products consumed in providing our services or our cost of labor.

Risk Relating to EV Market

●	Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services.

●	Our future growth and success is partly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

Risks Relating to Battery Storage System Market

●	Changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact the battery-energy storage market and thus the demand for our products and services.

●	We may face significant costs relating to environmental regulations for the storage and shipment of our lithium-ion battery packs.

●	Our future growth and success is partly correlated with and thus dependent upon the continuing rapid adoption of decentralized renewable energy.

●	The EV charging and battery-energy storage markets are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and maintain and expand our intellectual property portfolio. Any delays in such development could adversely affect market adoption of our products and our business, financial condition and operational result.

Risks Related to Our Technology, Intellectual Property and Infrastructure

●	Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.

●	Our technology has had and in the future could have undetected defects, errors or bugs in hardware or software which has and could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.

●	We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to the Company.

Customer-Related Risks

●	We have a concentration of sales with a key customer and any substantial reduction in sales to such customer would have a material adverse effect on our results of operations and financial condition.

●	Customer relationships with start-up may present more risks than with established companies.

Financial, Tax and Accounting-Related Risks

●	Our financial condition and results of operations are likely to fluctuate in future periods, which could cause our results for a particular period to fall below expectations, resulting in a decline in the price of Ordinary Shares.

●	As a public company, we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

Risks Related to the Regulatory Environment in which the Company Operates

●	Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or results of operation.

●	We are subject to an increasing focus on environmental, social and governance requirements, which could result in additional costs or reputational damage.

●	Our business and territories that we operate in are subject to changes of regulations, laws and policies.

Risks Related to Ownership of Our Ordinary Shares and Warrants

●	Certain shareholders that own a significant percentage of the Company may have interests that conflict with the Company’s or yours in the future.

●	Our staggered board will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Ordinary Shares may view as beneficial.

Risks Related to Our Business and Financial Position

We are an early stage company with a history of losses. Our ability to continue as a going concern will depend on our ability to timely reduce our inventory by generating sufficient revenue and/or postponement or cancellation of purchase obligation for inventory.

ADSE incurred a net loss of EUR 87.6 million and EUR 18.9 million for the year ended December 31, 2021 and for the year ended December 31, 2022, respectively. ADSE had an accumulated deficit of approximately EUR 117.2 million as of December 31, 2021 (including share listing expenses of EUR 65.8 million as of December 31, 2021) and EUR 136.1 million as of December 31, 2022. We expect we will improve the Company´s cash flow generation and operating result significantly in 2023. Our ability to continue as a going concern will depend on our ability to timely reduce our inventory by generating sufficient revenue and/or postponement or cancellation of purchase obligation for inventory. ADSE´s consolidated financial statements for year ended December 31, 2022, do not include any adjustments that might result from outcome of this uncertainty and have been prepared on a basis that assumes the Company will continue as a going concern. Even if it achieves profitability, there can be no assurance that it will be able to maintain profitability in the future.

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

We have experienced rapid growth in recent periods. For example, the number of employees has grown from an average of 46 in 2018 to 148 in 2022. The growth and expansion of our business has placed and continues to place a significant strain on management, engineering, operations, financial infrastructure and corporate culture. We rely on our sales and marketing teams to expand our commercial footprint and obtain new customers and partners, respectively, in order to grow our EV charger, commercial and residential business, and relies on our engineering, operations and project management personnel to build out and serve new customers. We also rely on our technology team, which is currently being scaled, to continue to develop improvements, enhancements and new functionality in our EV charging products and battery storage systems. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with the requisite skills, technical expertise and experience, which may adversely affect our ability to expand such capabilities.

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

We have modified our business practices reducing physical participation in sales activities, meetings, events and conferences. We have also implemented additional safety protocols for essential workers, have implemented cost cutting measures in order to reduce our operating costs, and may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be negatively impacted. Furthermore, if significant portions of our customers’ or potential customers’ workforces are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for High-Power-Charger and services will decline.

The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and when and to what extent normal economic and operating activities can resume. The COVID-19 pandemic has limited the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used in High-Power-Chargers and battery storage systems or to provide installation or maintenance services, resulting in manufacturing delays and increases in prices for such components and materials. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

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

We rely on a limited number of suppliers to manufacture our High-Power-Charger and battery storage systems, including in some cases only a single supplier for some products and components. This reliance on a limited number of manufacturers increases our risks, since it does not currently have proven reliable alternative or replacement manufacturers beyond these key parties. In the event of interruption, it may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our suppliers is impacted by any interruption at a particular location. For example, in 2022 there were supply chain issues that affected the supply of electronic components and the manufacturing business globally, caused delays in the production of our products and adversely impacted our revenues.

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

Increases in costs, disruption of supply, or shortage of materials, have harmed and could harm our business again in the future.

We have experienced and may in the future experience increases in the cost or a sustained interruption in the supply or shortage of materials necessary for the production, maintenance and service of our systems and related technologies. Any such increase in cost, supply interruption, or materials shortage in the future could again adversely impact our business, prospects, financial condition, and operating results. Our suppliers use various materials. The prices and supply of these materials may fluctuate, depending on market conditions and global demand for these materials, including increased production of electric vehicles and other energy storage applications by our competitors and companies in adjacent markets such as passenger cars and stationary storage.

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

If we are unable to attract, retain, and motivate key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed and could diminish anticipated benefits.

Our success depends, in part, on our continuing ability to identify, hire, attract, motivate, train and develop and retain highly qualified personnel critical to the business and operations of the Company. The inability to do so effectively would adversely affect our business. The success of the Company will depend in part on the attraction, retention and motivation of executive personnel. Executives may experience uncertainty about their future roles with the Company. In addition, competitors may recruit our management. If we are unable to attract, retain and motivate executive personnel that are critical to successful operations, we could face disruptions in operations, strategic relationships, key information, expertise or know-how and unanticipated recruitment and onboarding costs.

Additionally, competition for employees can be intense, particularly in area of Stuttgart, Germany, where we are headquartered, and the ability to attract, hire and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect our business, including the execution of our global business strategy. For example, the resignation of an executive officer could cause us to expend resources to ensure a smooth transition with his or her successor due to the transfer of institutional knowledge and divert management attention away from executing our operational plan during this transition period.

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

Our primary operations are in Germany and we maintain contractual relationships with parts and manufacturing suppliers in Asia, the United States, Europe and other locations. Also, we are continuing to invest to increase our presence in the United States. Managing this expansion requires additional resources and controls, and could subject us to risks associated with international operations, including:

●	conformity with applicable business customs, including translation into foreign languages and associated expenses;

●	lack of availability of government incentives and subsidies;

●	challenges in arranging, and availability of, financing for customers;

●	potential changes to our established business model;

●	cost of alternative power sources, which could vary meaningfully outside of Germany;

●	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

●	installation challenges, including those associated with local licensing and permitting requirements;

●	differing driving habits and transportation modalities in other markets;

●	different levels of demand among commercial, industrial and residential customers;

●	compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the European Union (the “EU”) General Data Protection Regulation (“GDPR”), national legislation implementing the same and changing requirements for legally transferring data out of the European Economic Area;

●	compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act (“FCPA”) and the United Kingdom Anti-Bribery Act;

●	conforming products to various international regulatory and safety requirements;

●	difficulty in establishing, staffing and managing foreign operations;

●	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

●	restrictions on repatriation of earnings;

●	compliance with potentially conflicting and changing laws of taxing jurisdictions and compliance with applicable German tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws;

●	challenges in obtaining intellectual property protection, policing the unauthorized use of intellectual property or pursuing enforcement of intellectual property rights outside of Germany;

●	geopolitical turmoil, including the ongoing invasion of the Ukraine by Russia or increased trade restrictions between the EU, Russia, China and other countries, social unrest, political instability, terrorism, or other acts of war which may further adversely impact supply chains, transportation and logistics; and

●	regional economic and political conditions.

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

While the funds that were made available to us from the trust account of EUSG in connection with the transactions contemplated by the Business Combination Agreement and the concurrent private placement of the PIPE Financing have been sufficient to fund our operations since such time, we may need to raise additional capital to fund operations in the future or finance future acquisitions.

If we seek to raise additional capital in order to meet various objectives, including developing existing or future technologies and solutions, increasing working capital, acquiring new clients, expanding geographically and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute stock ownership. Our ability to raise equity and debt financing may be impacted by COVID-19, increased market volatility, decreased market liquidity, adverse trends in employment levels, prolonged inflation, geopolitical instability or conflicts (including the ongoing hostilities between Russia and Ukraine), trade disruptions, economic or other sanctions, or a sustained capital market correction, among other events, and third-party financing being unavailable on terms acceptable to us or at all.

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

The impact of the military action in Ukraine may affect our current and future operations in the European Union.

The current invasion of Ukraine by Russia has escalated tensions among the United States, the North Atlantic Treaty Organization (“NATO”) and Russia. The United States and other NATO member states, as well as non-member states, have announced new sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the United States and NATO countries could have an adverse impact on our current operations, and could restrict our ability to expand our operations and EV charger sites into other countries in the European Union in the future. Further, such invasion, ongoing military conflict, resulting sanctions and related countermeasures by NATO states, the United States and other countries lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions for equipment. In light of these events, we developed a plan designed to mitigate the impact of this conflict on our business, but it is unclear if it will successfully mitigate all disruptions, which could have an adverse impact on our operations and financial performance.

We may be adversely affected by inflationary or market fluctuations, including impact of tariffs, in the cost of products consumed in providing our services or our cost of labor.

The prices we pay for the principal items we consume in performing our services are dependent primarily on current market prices. We have consolidated certain supply purchases with national vendors through agreements containing negotiated prospective pricing. In the event such vendors are not able to comply with their obligations under the agreements and we are required to seek alternative suppliers, we may incur increased costs of supplies.

Battery storage solutions and charging systems for electric vehicles are impacted by commodity pricing factors, including the impact of tariffs, which in many cases are unpredictable and outside of our control. We seek to pass on to customers such increased costs but sometimes we are unable to do so. Even when we are able to pass on such costs to our customers, from time to time, sporadic unanticipated increases in the costs of certain supply items due to market or economic conditions may result in a timing delay in passing on such increases to our customers. This type of spike and unanticipated increase in battery storage and charging system costs could adversely affect our operating performance, and the adverse effect could be greater if we are delayed in passing on such additional costs to our customers (e.g., where we may not be able to pass such increase on to our customers until the time of our next scheduled service billing review). We seek to mitigate the impact of an unanticipated increase in such supplies’ costs through consolidation of vendors, which increases our ability to obtain more favorable pricing.

Our cost of labor may be influenced by factors in certain market areas. A substantial number of our employees are hourly employees whose wage rates are affected by increases in national or state minimum wage rates, wage inflation or local job market adjustments. We do not have a contractual right to automatically pass through all wage rate increases resulting from wage rate inflation or local job market adjustments, and we may be delayed in doing so. Our delay in, or inability to pass such wage increases through to our customers could have a material adverse effect on our financial condition, results of operations, and cash flows.

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

We use lithium-ion battery cells in the production of battery modules for industrial and consumer equipment. Historically, lithium-ion batteries in laptops and cell phones have been reported to catch fire or vent smoke and flames, and more recently, news reports have indicated that several electric vehicles that use high-power lithium-ion batteries have caught on fire. Although we are not aware of our high-power lithium-ion batteries having caught fire as of the date of this Annual Report, any adverse publicity and issues as to the use of high-power batteries in automotive or other applications will affect our business and prospects. In addition, any failure of the battery cells used in our products may cause damage to the industrial or consumer equipment or lead to personal injury or death and may subject us to lawsuits. We may have to recall our products using battery cells, which would be time-consuming and expensive. Further, product liability claims, injuries, defects, or other problems experienced by other companies in the lithium-ion battery market could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

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

Our growth in the upcoming years is partly dependent upon the adoption of individual renewable energy by businesses and consumers. The market for individual installed renewable energy is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although demand for battery-energy storage systems has grown in recent years, there is no guarantee of continuing future demand. If the market for battery-energy storage systems develops more slowly than expected, or if demand for it decreases, our business, prospects, financial condition and operating results would be harmed. The market for battery-energy storage systems could be affected by numerous factors, such as:

●	perceptions about features, quality, safety, performance and cost;

●	perceptions about the limited capacity over the usage of battery systems or renewable energy source;

●	competition, including from other types of alternative storage systems;

●	volatility in the cost of energy;

●	concerns regarding the stability of the electrical grid;

●	availability of service;

●	consumers’ perception about the convenience and cost of battery energy system;

●	decrease of cost for general energy supply;

●	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to battery-energy systems or decarbonization generally; and

●	concerns about the future viability of battery-energy systems manufacturers.

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

Our technology has had and in the future could have undetected defects, errors or bugs in hardware or software which has and could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.

We have been and in the future could be subject to claims that High-Power-Charger and battery storage systems are defective or have malfunctioned, or even that persons were injured or purported to be injured as a result of such defects, and our customers may bring legal claims against the Company to attempt to hold it liable. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. For example, certain of our customers have experienced a malfunction in our High-Power Charger that we believe is likely the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and implement countermeasures to address these defects and may require us to replace such products under our warranty. These activities have resulted in an increase to our special warranty provision in other expenses for the year ended December 31, 2021 as compared to the year ended December 31, 2020 as detailed under “Item 5. Operating and Financial Review and Prospects – Operating Results – Results of Operations – Comparison of the Twelve Months Ended December 31, 2021 and 2020 – Other Expenses.” We expect to continue to address this issue, and this defect or similar events in the future could adversely affect our brand, relationships with customers and vendors, operating results or financial condition.

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

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. ADSE’s research and not capitalized development expenses were kEUR 749, kEUR 2,012, and kEUR 1,701 during the fiscal years ended December 31, 2020, 2021, and 2022 respectively, and are likely to grow in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

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

We have a concentration of sales with two key customers and any substantial reduction in sales to such customers would have a material adverse effect on our results of operations and financial condition.

While we expect to significantly diversify our customer basis in the next twelve months, historically we have had one major customer that comprised approximately 87%, 56%, and 27% of our revenues in 2020, 2021, and 2022, respectively. In 2022, there was one other customer that comprised 31% of our total revenue. If we are not able to sufficiently diversify our customer base, we will remain subject to significant risks associated with a highly concentrated customer base.

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

Customer relationships with start-ups may present more risks than with established companies.

A growing portion of the Company’s current customer base is comprised of start-up companies. Customer relationships with start-up companies present special risks because these companies do not have an extensive operating history. As a result, there is less demonstration of market acceptance of their products or services, making it harder for us to anticipate needs and requirements than with established customers. In addition, funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we plan or previously experienced. Further, supply chain risks arising from COVID-19 policies or geopolitical turmoil may have a more significant impact on start-up customers than with established customers. This may result in additional credit risk, including but not limited to the collection of trade accounts receivables and payment for their inventory. Although we perform ongoing credit evaluations of our customers and adjust our allowance for doubtful accounts receivable for all customers, including start-up customers, based on the information available, these allowances may not be adequate. If we do not have adequate allowances recorded, our results of operations may be negatively affected.

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

ADSE generated a loss carryforward in its development phase in an amount of kEUR 82.796 as of its financial year ended December 31, 2022 which may be used to off-set taxes in Germany on future profits. As a matter of German tax law, loss carryforwards will be disregarded for tax purposes in case of a change of control unless certain exemptions are met (e.g. valuation issues of hidden reserves). While currently management is optimistic that these criteria can be met in whole or in part and thus loss carryforwards will continue to be available for the future, there is no certainty that the German Tax Authorities will recognize this assessment as it has a certain discretionary scope to evaluate hidden reserves and company values.

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

As a public company, we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

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

Since becoming a public company, ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis has become costly and a time-consuming effort. In addition, the rapid growth of our operations has created a need for additional resources within the accounting and finance functions in order to produce timely financial information and to ensure the level of segregation of duties customary for a public company.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management is also required, on a yearly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual consolidated financial statements might not be prevented or detected on a timely basis. As described in “Item 15. Controls and Procedures” , there were several material weaknesses identified in our disclosure and internal controls over financial reporting.

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

We are working to develop and implement a remediation plan as soon as practicable. Our remediation plan, which is continuing to be developed, can only be accomplished over time, and these initiatives may not accomplish their intended effects. Failure to maintain our internal control over financial reporting could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. Likewise, if our financial statements are not filed on a timely basis, we could be subject to regulatory actions, legal proceedings or investigations by Nasdaq, the SEC or other regulatory authorities, which could result in a material adverse effect on our business and/or we may not be able to maintain compliance with certain of our agreements. Ineffective internal controls could also cause investors to lose confidence in our financial reporting, which could have a negative effect on our stock price, business strategies and ability to raise capital.

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

Even after the remediation of our material weaknesses, our management does not expect that our internal controls ever will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. No evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the business will have been detected.

If we are not able to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

We identified material weaknesses in EUSG’s internal control over financial reporting with respect to EUSG’s previously issued financial statements. These material weaknesses could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner, and we may face litigation and other risks as a result of the material weakness in EUSG’s internal control over financial reporting.

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

Prior to the Closing in 2021, in light of recent comments issued by the SEC, EUSG, a predecessor in interest to ADSE, re-evaluated its application of ASC 480-10-S99-3A to its accounting classification of its redeemable Class A ordinary shares (the “Public Shares”) issued as part of the units sold in EUSG’s initial public offering (“IPO”) in January 2021. EUSG determined that, at the closing of its IPO, and in all of its subsequent periodic reports filed with the SEC, through and including the Form 10-Q for the quarterly period ended July 31, 2021, it had improperly valued its Public Shares subject to possible redemption. EUSG had previously determined the Public Shares subject to possible redemption to be equal to the redemption value, while also taking into consideration a redemption cannot result in net tangible assets being less than $5,000,001. EUSG’s management determined that the Public Shares issued during the IPO can be redeemed or become redeemable subject to the occurrence of future events considered outside of EUSG’s control. Therefore, management concluded that the redemption value should include all Public Shares subject to possible redemption, resulting in the Public Shares subject to possible redemption being equal to its redemption value. As a result, management restated temporary equity and permanent equity. This resulted in a restatement to the initial carrying value of the Public Shares subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and ordinary shares.

EUSG management concluded that in light of the error described above, a material weakness exists in EUSG’s internal control over financial reporting related to EUSG’s accounting for complex financial instruments and that, because of this and additional material weaknesses identified in the fiscal quarters ended January 31, 2021, April 30, 2021, and July 31, 2021, EUSG’s disclosure controls and procedures were not effective for all periods noted above.

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

In addition, as a result of such material weakness, the restatements, the change in accounting classification of all of the EUSG Class A ordinary shares as temporary equity, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this Annual Report, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

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

We are subject to an increasing focus on environmental, social and governance requirements, which could result in additional costs or reputational damage.

The increasing environmental, social and governance requirements from governments and customers as well as potential financing restrictions from governments on carbon emitting processes could result in additional supply chain and operational costs. Additionally, business involvement in sensitive environmental, social or governance activities might be negatively perceived and trigger adverse media attention. This could lead to reputational damage and have an impact on achieving our business goals.

Our business and territories that we operate in are subject to changes of regulations, laws and policies.

As a growing company with operations commencing in new territories, we are exposed to various product- and country-related regulations, laws and policies influencing our business activities and processes. We monitor the political and regulatory landscape in all our key markets to anticipate potential problem areas, with the aim of quickly adjusting our business activities and processes to reflect the changed conditions. However, any changes in regulations, laws and policies could adversely affect our business activities and processes as well as our financial condition and results of operations.

Risks Associated with Being a U.S. Public Company

We incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect our operating results in the future.

As a company subject to reporting requirements in the United States, we incur significant legal, accounting and other expenses that we would not have incurred as a private Irish company. For example, we are subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time consuming and costly, while also diverting management attention. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company as defined by the JOBS Act.

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

The stock market in general has experienced extreme volatility in the wake of the COVID-19 pandemic Russia’s ongoing incursion into Ukraine, and increases in inflation rates that have often been unrelated to the operating performance of particular companies. As a result of this volatility, shareholders may not be able to sell their Ordinary Shares or Warrants at or above the price paid for the securities. The market price for the Ordinary Shares and Warrants may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	volatility in the wake of the COVID-19 pandemic that has often been unrelated to the operating performance of particular companies

●	the continued impact of COVID-19 or other adverse public health developments;

●	actual or anticipated variations in operating results;

●	changes in financial estimates by the Company or failure to meet these estimates;

●	failure of securities analysts to initiate or maintain coverage of the Company, changes in financial estimates by any securities analysts who follow the Company, or the Company’s failure to meet these estimates or the expectations of investors;

●	the issuance of reports from short sellers that may negatively impact the trading price of the Ordinary Shares and/or Warrants;

●	conditions or trends in the Company’s industry;

●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that operate in the electric vehicle charging infrastructure industry;

●	announcements by the Company or its competitors of new product or service offerings, significant acquisitions, technical innovations, capital commitments, strategic partnerships or divestitures;

●	announcements of investigations or regulatory scrutiny of the Company or lawsuits threatened or filed against the Company;

●	negative publicity related to problems in the Company’s manufacturing or the real or perceived quality of the Company’s products;

●	rumors and market speculation involving the Company or other companies in our industry;

●	capital commitments;

●	political and country risks in the geographical areas in which the Company is operating;

●	business disruption and costs related to shareholder activism;

●	new laws, regulations, subsidies, or credits or new interpretations of them applicable to the Company’s business;

●	the expiration of contractual lock-up or market standoff agreements;

●	additions or departure of key personnel;

●	sales or anticipated sales of Ordinary Shares and/or Warrants, including sales by the Company, the Company’s directors and officers, or shareholders;

●	market conditions in the Company’s industry and general economic, political and market conditions, including those resulting from ongoing conflict between Russia and Ukraine and increased trade restrictions by governmental and private entities; and

●	expectations of future cash dividend declarations and payments.

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

Two of our shareholders beneficially own approximately 57.4% of the outstanding Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.” For so long as these shareholders continue to own a significant percentage of our Ordinary Shares, they will be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Ordinary Shares, they will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company and ultimately might affect the market price of the Ordinary Shares.

Our staggered board will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Ordinary Shares may view as beneficial.

The Company’s Memorandum and Articles of Association (“M&A”) provides that our board of directors has three classes of directors with staggered terms of up to three years until his or her successor is designated and qualified. During such term, our shareholders will have no power to remove directors without cause. The Company’s staggered board will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of Ordinary Shares and Warrants of the opportunity to sell their Ordinary Shares at a premium over the prevailing market price. Additionally, our staggered board may discourage proxy contests for the election of directors and purchases of substantial blocks of Ordinary Shares by making it more difficult for a potential acquirer to gain control of our board of directors.

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

If ADSE Holdco is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section titled “Item 10.E. Taxation — Material U.S. Federal Income Tax Considerations) of Ordinary Shares or Warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. ADSE Holdco does not currently expect to be treated as a PFIC for the current or future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and depends, among other things, upon the composition of ADSE Holdco’s gross income and assets and its market capitalization, which is likely to fluctuate. Accordingly, there can be no assurance that Parent will not be treated as a PFIC for any taxable year. For a more detailed discussion of certain material U.S. federal income tax consideration that may be relevant to a U.S. Holder in respect of ADSE Holdco’s PFIC classification, please see the section titled “Item 10.E. Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to acquiring, owning and disposing of Ordinary Shares and Warrants.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland (“ADSE Holdco”, the “Company”, “we”, “us”, “our” or similar terms), was incorporated in Ireland on July 26, 2021 as a public limited company. ADSE Holdco serves as a holding company for ADSE GM and its subsidiaries. Prior to the Transactions (as defined below), we did not conduct any material activities other than those incident to our formation and certain matters related to the Business Combination, such as the making of certain required securities law filings. Upon the Closing (as defined below) of the Transactions, ADSE GM became the direct, wholly owned subsidiary of the Company, and holds all material assets and conducts all business activities and operations of the Company. The Company’s principal executive office is located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company’s telephone number is +353 1 920 1000.

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

On December 22, 2021, the parties to the Business Combination Agreement consummated the Transactions (the “Closing”), resulting in EUSG ceasing to exist and ADSE GM becoming a wholly-owned subsidiary of ADSE Holdco and the securityholders of ADSE GM and EUSG becoming securityholders of ADSE Holdco. On the business day immediately prior to the closing of the Merger, EUSG consummated the closing of a series of subscription agreements with accredited investors for the sale in a private placement of 15,600,000 Class A ordinary shares of EUSG (“EUSG Class A Ordinary Shares”) for an aggregate investment of approximately $156 million, which shares were automatically cancelled in exchange for 15,600,000 Ordinary Shares upon the closing of the Transactions.

ADSE Holdco is subject to certain of the informational filing requirements of the Exchange Act. Since ADSE Holdco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of ADSE Holdco are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, ADSE Holdco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, ADSE Holdco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm and is subject to the provisions of the Irish Companies Act 2014.

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

ChargePost. The ChargePost is a product that became available in late 2022. It can be connected to existing low power grids and requires virtually no additional construction work in most situations, starting with approximately 20kW at 400 V. Furthermore, the ChargePost can have advertisement screens allowing our partners and customers an additional revenue stream out of the investment. Grid services such as bidirectional operations and physical services such as frequency regulation or reactive power supply will be able to be operated on this system. The ChargePost is a semi-mobile ultra-high-power charger which can easily follow the demand by providing up to 300KW charging power even on low powered grids.

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

Rack-System

Storage Rack Systems address the area of larger systems and infrastructures, providing power and storage capacities that range between 50kW/50kWh, and multiple MW/MWh with nearly unlimited scaling options. The Rack systems can be supplied as storage components or as a complete system with power electronics (inverter from third party suppliers), allowing for peak-shaving, and swarm operation.

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

Market Opportunity

Charging

The EV charging market is profiting from the recent increase in the global demand. Based on stringent emission regulations and an increasing customer acceptance of EVs, including the associated increase in the number of EV models offered by original equipment manufacturers (“OEMs”), the demand has accelerated strongly. Going forward, ADSE expects that the EV market, accompanied by an increasing demand for chargers, will continue to show strong growth, and expects prices for EVs to fall, partly due to lower battery costs, stronger performance of new EVs and the availability of a charging infrastructure supported by public investments, incentives and regulations. According to BNEF, the demand for EVs in ADSE’s target markets will increase between 2020 and 2025 by almost 30% per annum.

As the EV penetration is steadily increasing, new vehicle models with a greater charging capacity, voltage (400V and 800V) and battery — such as the Porsche Taycan — are in demand. Based on the continuous evolution of the EV’s performance, ADSE expects an increasing demand for the ultra-fast charging infrastructure to make use of the technological advancement. This trend is fueled by a low consumer acceptance for long charging periods of greater than 30 minutes. Therefore, ultra-fast charging (>150kW) has gained significant importance and will experience significant growth rates within the charging market.

However, we believe most of the existing power grids in Europe and the U.S. are not designed for providing area-wide ultra-fast charging anywhere. As of today, the low power from the grid is limiting the electro mobility. With ADSE’s charging systems, solutions are available which allow ultra-fast charging despite the limitations of the grid. Profiting from the integrated battery buffer, the power received from the standard low power grid connection (30 – 110 kW) will be used for continuously charging the integrated battery and allowing power output to the vehicle of up to 320 kW.

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

The following table represents the breakdown of total revenues by geographic market for each of the last three financial years:

Revenue by Region (kEUR)	2022	2021	2020
Germany	19,538	23,809	46,979
Switzerland	1,628	1,186	222
Ireland	1,223	1,944	-
Spain	1,071	3,371	17
Netherlands	872	491	-
Austria	-	750	4
United States of America	731	-	29
Other European countries	1,367	1,482	118
Total	26,430	33,035	47,370

The following table presents the revenue from contracts with customers disaggregated by major products:

Major Products (kEUR)	2022	2021	2020
Charging	19,506	23,721	40,514
Commercial and industrial	4,463	6,334	5,472
Service	1,774	2,235	1,231
Residential	287	479	153
Other	400	267	-
Total	26,430	33,035	47,370

The business performance of ADSE does not follow a regular seasonality or cyclicality of results.

Raw Materials and Suppliers

ADSE sources primarily in European Union and Asia a number of key raw materials, parts and supplies for the assembly of its products including but not limited to semiconductors, power modules, battery cells, HVAC components, mechanical systems, electrical components, and electronic components, such as conductors, switches, fuses and DC-meters. While ADSE strives to source standard components where possible, many components are sourced from single suppliers for which it may not be possible to find an alternative source in a short period of time or even at all. In addition, supplier changes may have impact on certification and customer acceptances. Further raw material may be subject to high price volatility as for example in 2022 battery cells, semiconductors, power modules and electrical components. Due to ADSE competencies in design and manufacturing and using own generated patents, it expects that in principle almost any supplier can be replaced over time. However, such replacements may require additional development work, which may have negative impact on the ADSE’s ability to deliver products and its profitability.

Raw materials, parts and supplies obtained from third-party vendors contained and may contain defects resulting in the malfunction of ADSE’s products. ADSE could be subject to claims that its products are defective or have malfunctioned, or even that persons were injured or purported to be injured as a result of such defects, and ADSE’s customers may bring legal claims against ADSE to attempt to hold it liable. Any insurance that ADSE carries may not be sufficient or it may not apply to all situations. To the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. See “Item 3.D. Risk Factors — Our technology has had and in the future could have undetected defects, errors or bugs in hardware or software which has and could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.” For example, certain of our customers have experienced a malfunction in our High-Power Charger that we believe is the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and repair these defects or replace such products under our warranty. We are in the process of exchanging such affected products and have accrued approximately EUR 6.3 million in expenses for the fiscal year ended December 31, 2021 in connection with such process. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Results of Operations – Comparison of the Twelve Months Ended December 31, 2021 and 2020– Other Expenses.” We expect to continue to address this issue, and this defect or similar events in the future could adversely affect our brand, relationships with customers and vendors, operating results or financial condition.

Employees and Human Capital Management

As of December 31, 2022, ADSE had 189 (2021: 109) employees, with 167 (2021: 105)in Europe and 22 (2021: 4) in the U.S. These employees include 32 (2021: 26) in sales and marketing, 92 (2021: 48) in operations, 42 (2021: 33) in product development, and 23 (2021: 2) in general and administrative positions. ADSE currently also relies, and may continue to rely, on professional employer organizations and staffing organizations for the employment to complement our workforce. Additionally, ADSE has retained a number of expert advisors and consultants that help navigate it through different aspects of its business. ADSE considers its relations with its employees to be good and has not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded ADSE’s business operations.

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

4.C. Organizational Structure

Upon consummation of the Transactions, ADSE GM, based in Nürtingen, Germany and entered in the commercial register of the Stuttgart Local Court under HRB 762810, became a wholly-owned subsidiary of ADSE Holdco, an Irish public limited company duly incorporated under the laws of Ireland. ADSE US is a Delaware corporation and wholly-owned subsidiary of ADSE GM. Immediately following consummation of the Transactions, Merger Sub was liquidated and began the process for dissolution. ADSE’s organizational chart is below:

4.D. Property, Plants and Equipment

ADSE’s headquarters are located in Nürtingen, Germany. Our properties consist of office space within general, commercial office buildings. The Company also maintains five further facilities, two of which are located in Germany (Klipphausen and Köngen) and three are located in U.S. (Auburn (AL), Plano (TX), Sarasota (FL)). These sites are used for production, as offices, as warehouses, as laboratories, and/or for prototyping (Köngen).

Below is a list of our material leased property as of the date of this Annual Report, including the type of property, our business area, location and approximate square meterage.

Type of property	Location	Square Meterage	Owned/Leased
Office and Laboratory	Nürtingen, Germany	1,577	Long-term Leased
Production and Warehouse	Klipphausen, Germany	8,550	Long-term Leased
Warehouse, Laboratory and Prototyping	Köngen, Germany	1,402	Short-term Leased
Warehouse	Auburn (AL), USA	1,626	Long-term Leased
Office	Plano (TX), USA	163	Short-term Leased
Office	Sarasota (FL), USA	30	Short-term Leased

Except for the third and last 2 properties listed in the table above (which lease term is three to six months), lease agreements for our premises are generally long-term leases with terms of between 1 and 10 years.

The production capacity is up to 5,000 units per year depending on the applied shift model and the product type.

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

As of December 31, 2022, ADSE had an accumulated deficit of EUR 136,1 million. ADSE has funded its operations mainly with capital contributions, sustained shareholder loans, borrowings under its loan facilities and customer payments.

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

Impact of New Product Releases

As ADSE introduces new products, its gross margins may be temporarily impacted by launch costs, until its supply chain achieves targeted cost reductions, such as the market introduction of its semi-mobile battery buffered ultra-high-power charger ChargePost in fiscal year 2022. In addition, ADSE may accelerate its operating expenditures where it sees growth opportunities which may impact gross margin until upfront costs and inefficiencies are absorbed and normalized operations are achieved. ADSE also continuously evaluates and may adjust its operating expenditures based on its launch plans for its new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As ADSE attains higher revenue, it expects operating expenses as a percentage of total revenue to continue to decrease in the future as it focuses on increasing operational efficiency and process automation.

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

For the fiscal years 2020, 2021 and 2022 the revenue stream mainly includes the production and delivery of ChargeBox (CBX) and ChargePost (CPT). Revenue for the CBX and CPT are recognized once the product is transferred to the customer. Included in the revenue for the CBX are also development cost contributions made by the customer. These cost contributions are also recognized in accordance with the delivery of the CBX in fiscal year 2020 and 2021. Additionally, the revenue stream “Charging” in fiscal year 2020 includes the delivery of ChargeTrailer system in the form of a truck trailer. The revenue for the truck trailer is recognized over time. The percentage of completion is based on the incurred costs.

For the fiscal year 2023, ADSE expects revenue to increase year-over-year despite the challenges associated with the COVID-19 pandemic, the war between Ukraine and Russia and related supply chain disruptions. While ADSE cannot predict the ultimate extent or duration of the impact of the COVID-19 pandemic and the war in Ukraine on its financial condition and operating results, in fiscal year 2023 and beyond, it expects revenue to exceed levels pre-existing the COVID-19 pandemic as it increases its sales to new and existing customers, expands its operations in the United States, and broadens its product offerings, particularly for charging and residential customers.

Cost of Revenue

Prior to July 1, 2021, ADSE used ads-tec Dresden GmbH, a wholly-owned subsidiary of ADSH, as contract manufacturer to assemble the ChargeBox and to produce battery storage systems. On July 1, 2021, the production was transferred to ADSE GM. ADSE’s cost of revenue systems includes raw material costs, raw material costs used by contract manufacturer, own production costs, and the contract manufacturer’s cost of finished goods. For ADSE’s limited in-house production, cost of revenue includes raw material, parts, labor, manufacturing costs, and allocated facilities, related salaries and personnel expenses and information technology expenses. It also consists of depreciation of manufacturing related equipment and facilities, amortization of capitalized development costs, and allocated facilities and information technology expenses.

It also includes cost for field maintenance, spare parts, license cost for BigLinX, allocated facilities and information technology expenses, salaries, and related personnel expenses for providing 3rd level service and third-party support costs to perform installations, maintenance and repair service.

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

Selling, General, and Administrative Expenses

Selling, general and administrative (SG&A) expenses primarily consist of personnel-related expenses, external storage, packaging, marketing cost, professional or legal fees, transaction cost, and other expenses. ADSE incurred additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq listing standards, additional insurance expenses (including directors’ and officers’ insurance), investor relations activities and other administrative and professional services. ADSE also increased the size of its selling, general and administrative function to support the growth of its business especially with the expansion to the United States. Overall, the company expects that the SG&A remains on the level of FY2022 in FY2023.

Depreciation and Amortization

Depreciation and amortization primarily relate to the depreciation of ADSE manufacturing and technology equipment, other tools, right-of-use assets and to capitalized development expenses. ADSE anticipates these expenses will continue to increase over time as it continues to develop new products and may extend its warehouse facility in the United States into a production facility.

Other Operating Expenses

Other operating expenses primarily relate to an accrual of expenses from special warranties and exchange rate losses.

Other Income

Other income consists mainly income from reversal of provisions, cost refunds and insurance compensation.

Finance Income

Finance income consists mainly foreign currency gains and remeasurement of warrant liabilities.

Finance Costs

Finance costs primarily relates to interest expenses for leasing and guarantee commissions in fiscal year 2022, and bank loans and sustained shareholder loans in fiscal year 2021.

Income Tax Benefits/(Expenses)

The tax benefits/(expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except to the extent to which they are reported directly in equity or in the other operating income.

The tax loss carry forwards amounted to EUR 55.4 million at December 31, 2021 and EUR 82.8 million at December 31, 2022.

Results of Operations

Comparison of the Twelve Months Ended December 31, 2022 and 2021

The results of operations for the twelve months ended December, 2022 and 2021 presented below should be reviewed in conjunction with ADSE’s audited condensed financial statements and the notes thereto included elsewhere in this Annual Report.

The following table summarizes ADSE’s historical results of operations for the periods indicated:

	Year Ended December 31,
in kEUR	2022	2021	Change	Change (%)
Continuing Operations
Revenue	26,430	33,035	(6,605)	(20)%
Cost of sales	(30,904)	(35,310)	4,406	(13)%
Gross profit (loss)	(4,474)	(2,275)	(2,199)	(97)%
Research and development	(1,701)	(2,012)	311	(15)%
Selling and general administrative	(31,319)	(13,321)	(17,998)	135%
Impairment losses on trade receivables,contract assets, and other investments	(228)	(171)	(57)	33%
Other expenses	(1,084)	(5,402)	4,318	(80)%
Other income	2,383	4,538	(2,155)	(48)%
Operating Result	(36,423)	(18,643)	(17,780)	95%
Finance income	20,515	47	20,468	43549%
Finance expenses	(427)	(2,835)	2,408	(85)%
Share listing expenses	0	(65,796)	65,796	*
Net finance result	20,089	(68,583)	88,672	(129)%
Result before tax	(16,335)	(87,227)	70,892	(-81)%
Income tax benefits (expenses)	(2,572)	(413)	(2,159)	523%
Result from continuing operations	(18,906)	(87,640)	68,734	(78)%
Result for the period	(18,906)	(87,640)	68,734	(78)%
Other comprehensive income (loss) for the period, net of tax	46	(2)	48	(2,400)
Total comprehensive result for the period	(18,860)	(87,642)	68,782	(78)%

Revenue

The following table summarizes the changes in revenue from the twelve months ended December 31, 2021 to 2022.

	Year Ended December 31
In kEUR	2022	2021	Change	Change (%)
Charging	19,506	23,721	(4,215)	(18)%
Commercial & Industry	4,463	6,334	(1,871)	(30)%
Residential	287	479	(192)	(40)%
Service	1,774	2,235	(461)	(21)%
Other	400	267	133	50%
Total	26,430	33,035	(6,605)	(20)%

The following table summarizes the changes in revenue from the twelve months ended December 31, 2021 to 2022 based on geography.

	Year Ended December 31
In kEUR	2022	2021	Change	Change (%)
Europe	25,699	33,035	(7,336)	(22)%
North America	731	0	731	* %
Total	26,430	33,035	(6,605)	(20)%

Total revenue decreased by EUR 6.6 million or 20%, from the year ended December 31, 2021 to December 31, 2022, primarily due to supply chain disruptions leading to lower unit sales.

The Company generated 27% and 56% of total revenue from one customer for the fiscal year ended December 31, 2022 and 2021, respectively and 31% from another customer for the fiscal year ended December 31, 2022.

Cost of Sales

Cost of sales decreased by EUR 4.4 million or 13%, from the year ended December 31, 2021 to December 31, 2022, primarily due to decreased material expenses in connection with the decreased revenue of EUR 6.6 million. Due to raw material price inflation and functional cost being fixed costs such as depreciation and amortization, the cost of sales didn´t decrease at similar percentage as revenue.

Gross Profit

Gross profit decreased by kEUR 2.2 million, from the year ended December 31, 2021 to December 31, 2022. The decrease was primarily due to decreased revenue and increased personnel cost, depreciation and amortization.

Research and Development

Research and Development expenses decreased by kEUR 311 or 16%, from the year ended December 31, 2021 to December 31, 2022 due to focusing on development of new products and those expenses being capitalized.

Selling and General Administrative

Sales and general administrative expenses increased by EUR 18.0 million or 135%, from the year ended December 31, 2021 to December 31, 2022 primarily due to increased personnel cost in connection with the sales expansion in U.S. and general administration of the Company.

Impairment Losses on Trade Receivable, Contract Assets, and Other Investments

Impairment losses on trade receivable, contract assets, and other investments increased by kEUR 57, from the year ended December 31, 2021 to December 31, 2022 due to a broader customer portfolio and other investments.

Other Expenses

Other expenses decreased by EUR 4.3 million from the year ended December 31, 2021 to December 31, 2022 primarily due to forming a special warranty provision in 2021.

Other Income

Other income decreased by EUR 2.2 million from the year ended December 31, 2021 to December 31, 2022 primarily due to lower amount released from provisions and income from compensations compared to 2021.

Net Finance Result

Net finance result decreased by EUR 88.6 million or 129%, from the year ended December 31, 2021 to December 31, 2022 primarily due to share listing expenses of EUR 65.8 million in 2021, finance income increased by EUR 20.5 million due to foreign currency gains and remeasurement of warrant liabilities and finance expenses decreased by EUR 2.4 million primarily due to lower interest expenses from loans.

Income Tax Benefits/(Expenses)

Income tax expenses increased by EUR 2.2 million from the year ended December 31, 2021 to December 31, 2022 primarily due to originating and reversal of temporary differences.

Comparison of the Twelve Months Ended December 31, 2021 and 2020

The results of operations for the twelve months ended December, 2021 and 2020 presented below should be reviewed in conjunction with ADSE’s audited condensed financial statements and the notes thereto included elsewhere in this Annual Report.

The following table summarizes ADSE’s historical results of operations for the periods indicated:

	Year Ended December 31,
in kEUR	2021	2020	Change	Change (%)
Continuing Operations
Revenue	33,035	47,370	(14,335)	(30)%
Cost of sales	(35,310)	(45,548)	10,238	(22)%
Gross profit (loss)	(2,275)	1,822	(4,097)	(225)%
Research and development	(2,012)	(749)	(1,263)	169%
Selling and general administrative	(13,321)	(7,570)	(5,751)	76%
Impairment losses on trade receivables, contract assets, and other investments	(171)	(9)	(162)	1800%
Other expenses	(5,402)	(2,224)	(3,178)	143%
Other income	4,538	541	3,997	739%
Operating Result	(18,643)	(8,190)	(10,453)	128%
Finance income	47	0	47	*
Finance expenses	(2,835)	(2,135)	(700)	33%
Share listing expenses	(65,796)	0	(65,796)	*
Net finance result	(68,583)	(2,135)	(66,448)	3112%
Result before tax	(87,227)	(10,325)	(76,902)	745%
Income tax benefits (expenses)	(413)	45	(458)	(1018)%
Result from continuing operations	(87,640)	(10,280)	(77,360)	753%
Result for the period	(87,640)	(10,280)	(77,360)	753%
Other comprehensive income (loss) for the period, net of tax	(2)	0	(2)	*
Total comprehensive result for the period	(87,642)	(10,280)	(77,362)	753%

Revenue

The following table summarizes the changes in revenue from the twelve months ended December 31, 2020 to 2021.

	Year Ended December 31
In kEUR	2021	2020	Change	Change (%)
Charging	23,721	40,514	(16,793)	(41)%
Commercial & Industry	6,334	5,472	862	16%
Residential	479	153	326	213%
Service	2,235	1,231	1,004	82%
Other	267	0	267	*
Total	33,053	47,370	(14,335)	(30)%

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

Impairment Losses on Trade Receivable, Contract Assets, and Other Investments

Impairment losses on trade receivable, contract assets, and other investments increased by kEUR 162, from the year ended December 31, 2020 to December 31, 2021 due to mainly one default payment.

Other Expenses

Other expenses increased by EUR 3.2 million from the year ended December 31, 2020 to December 31, 2021 primarily due to forming a new warranty provision of EUR 6.3 million and the consumption of warranty provisions created in 2020.

The new special warranty provision of EUR 6.3 million is related to semiconductor supplied by one of ADSE supplier with the potential risk of causing a malfunction of the ChargeBox. We believe malfunction is the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and repair these defects or replace such products under our warranty.

Other Income

Other income increased by EUR 4.0 million from the year ended December 31, 2020 to December 31, 2021 primarily due to the release or reduction of warranty provision created in 2020 and a compensation due to cancellation in good faith of a sales contract originally entered into in 2018.

Net Finance Result

Net finance result decreased by EUR 66.4 million or 3,112%, from the year ended December 31, 2020 to December 31, 2021 primarily due to the share listing expenses of EUR 65.8 million.

Income Tax Benefits/(Expenses)

Income tax expenses decreased by kEUR 458 from the year ended December 31, 2020 to December 31, 2021, primarily due to origination and reversal of temporary differences.

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

As of December 31, 2022, ADSE had no loans or borrowings. As of December 31, 2021, ADSE had EUR 7.5 million of short term secured bank loans.

As of December 31, 2022 and 2021, we had cash and cash equivalents of EUR 34.4 million and EUR 101.8 million, respectively, of which as of December 31, 2022 EUR 12.0 million were restricted. Our cash is mainly held in Euros and U.S. Dollars at banks.

Management has considered conditions and events which provide substantial doubt about ADSE’s ability to continue as a going concern (i.e., historically recurring losses and negative cash flows from operations) over the 12 months following the issuance of the financial statements. ADSE’s cash on hand and the shareholder loans executed in May 2023, together with cash generated from sales to customers, should satisfy ADSE’s working capital and capital requirements for at least the next twelve months from May 10th, 2023, the date on which ADSE’s audited financial statements were issued. However, no assurances can be provided that sufficient cash is generated from sales to customer, timely reduction of inventory and/or postponement or cancellation of purchase obligation. If ADSE is unable to do so, it may need to ask for additional funding and/or significantly curtail its operations, modify existing strategic plans and/or dispose of certain operations or assets. See also ADSE’s audited financial statements for the years ended December 31, 2022 and 2021, respectively, included elsewhere in this Annual Report for more information.

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

Debt Profile

	As of December 31,
In kEUR	2022	2021
Secured bank loan(1)	0	7,522
Total	0	7,522

(1)	Secured bank loan had an interest rate of 5.96% p.a. added to the 3-months EURIBOR as of December 31, 2021.

As of December 31, 2022, the secured bank loan described in this section was repaid in full.

Cash Flow Summary

	Year Ended December 31,
In kEUR	2022	2021	2020
Cash Flow from operating activities	(57,806)	(18,304)	(12,584)
Cash Flow from investing activities	(10,874)	(5,585)	(6,623)
Cash Flow from financing activities	(8,655)	125,950	9,900
Net increase (decrease) in cash and cash equivalents	(77,334)	(102,062)	(9,307)
Net cash and cash equivalents at the end of the period	34,441	101,813	18

Operating Activities

The negative Cash Flow from operating activities increased by EUR 39.5 million from the year ended December 31, 2021 to December 31, 2022 primarily due an increase of inventory by EUR 40.2 million. The inventory increased primarily due to increase of finished goods by EUR 11.6 (mainly in U.S.) due to customer´s non-performance of order requirements and increase of raw material by EUR 25.4 million due to supply chain constraints leading to missing material for product completion.

The negative Cash Flow from operating activities increased by EUR 5.8 million from the year ended December 31, 2020 to December 31, 2021 primarily due to increased trade receivables.

Investing Activities

The negative Cash Flow from investing activities increased by EUR 5.3 million from the year ended December 31, 2021 to December 31, 2022 primarily due to investment for the development of new products.

The negative Cash Flow from investing activities decreased by EUR 1.0 million from the year ended December 31, 2020 to December 31, 2021 primarily due to lower capitalization of development cost.

Financing Activities

The Cash Flow from financing activities decreased by EUR 134.6 million from the year ended December 31, 2021 to December 31, 2022 primarily due to the received cash proceeds in FY2021 in the course of the merger and repayment of secured bank loans.

The Cash Flow from financing activities increased by EUR 116.0 million from the year ended December 31, 2020 to December 31, 2021 primarily due to received cash proceeds in the course of the merger.

Commitments and Contractual Obligations

As of December 31, 2022, commitments from master purchase agreements for materials exist of kEUR 48,784 of which kEUR 32,249 are short-term. Additionally, other commitments for purchase for materials exist of kEUR 85,214 of which kEUR 73,888 are short term. For contracted long-term cost allocation agreements and rents with affiliated companies, commitments exist of kEUR 3,452 per year. We had no material cash commitments for capital expenditures.

Our other contractual obligations consist mainly of lease obligations capitalized under IFRS 16. Lease obligations are our future minimum commitments under lease agreements within the scope of IFRS 16 and reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this annual report. Lease agreements, which were not recognized in accordance with the exemptions in IFRS 16, are not material and therefore not presented here. As of December 31, 2022, lease obligations for lease liabilities amounted to EUR 4.9 million, reflecting our future minimum lease commitments. As of December 31, 2022, EUR 0.8 million of the committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months, EUR 3.7 million between January 1, 2024 and December 31, 2027. The remaining lease payments of EUR 0.3 million will occur after December 31, 2027.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as defined in Item 303 of Regulation S-K as of December 31, 2021 and December 31, 2022.

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

For the periods ended December 31, 2020, 2021 and 2022, there were no research costs reflected in the statement of comprehensive income. ADSE generally does not conduct research activities.

5.D. Trend Information

Other than as described in “Item 3. Key Information – D. Risk Factors” and in “Item 4.B. – Business Overview”, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our year ended December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Name	Age	Position
Joseph Brancato(1)(3)	65	Director
Bazmi Husain(2)(3)	64	Director
K.R. Kent (1)(2)	60	Director
Hakan Konyar	53	Chief Production Officer
Kurt Lauk, PhD(1)(2)(3)	76	Director (Chairman)
Salina Love(1) (3)	61	Director
Thomas Gerhart Speidel	55	Chief Executive Officer and Director
Robert Vogt	42	Chief Accounting Officer
Wolfgang Breme	62	Chief Financial Officer
Sebastian Schypulla	36	Chief Purchase and Logistic Officer

(1)	Member of the Audit Committee
(2)	Member of the Nominating Committee
(3)	Member of the Compensation Committee

Joseph Brancato serves as a director of ADSE Holdco. Mr. Brancato serves as Chairman of the Board of Directors for Gensler, a global design and architecture firm. In addition, he is Managing Principal for Gensler’s Northeast and Latin America regions. Mr. Brancato serves on the Executive Committee of the Board and the Global Compliance Committee. He provides thought leadership and regularly speaks on topics such as the impact of driverless cars and ride-sharing on urban planning and development, shaping the future of cities, the urbanization of suburbia, and design of post-pandemic office buildings. Engaged in professional outreach, he is an active member of the American Institute of Architects, Urban Land Institute, Urban Design Forum, and CoreNet Global and serves on the board of the New York Chapter of the National Association of Industrial and Office Properties (NAIOP). Mr. Brancato is a registered architect in 23 U.S. states and three Canadian provinces. He holds Bachelor’s degrees in architecture and urban studies from the University of Maryland. We believe Mr. Brancato is well-qualified to serve as a director due to his expertise in architecture, urban planning, and market leadership.

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

Kurt J. Lauk, PhD is the co founder and President of Globe CP GmbH, a private investment firm established in 2000. His varied experience includes service as a Member of European Parliament (2004 2009), including as a Member of Economic and Monetary Affairs Committee and Deputy Member of the Foreign and Security Affairs Committee. Dr. Lauk possesses extensive European automotive industry experience, primarily through his positions as Member of the Board of Management and Head of World Wide Commercial Vehicles Division of Daimler Chrysler (1996 1999), as well as Deputy Chief Executive Officer and Chief Financial Officer (with responsibility for finance, controlling and marketing) of Audi AG (1989 1992). He currently serves as a Trustee of the International Institute for Strategic Studies in London and was an honorary professor with a chair for international studies at the European Business School in Reichartshausen, Germany. Dr. Lauk possesses both a PhD in international politics (Kiel), as well as an MBA (Stanford).

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

Wolfgang Breme served as Chief Financial Officer of ADSE since July 2022. He has extensive international experience in the financial management of technology-oriented engineering, production and Hi-Tech companies, including more than twenty years as a Board Member and Chief Financial Officer. As a member of the executive board AIXTRON SE (FSE: AIXA), he was responsible for finance and administration for almost a decade. He also held CFO positions at technotrans SE, AVENTICS (formerly Bosch Rexroth Pneumatics) and the Skeleton Technologies Group. Mr. Breme has many years of ECM and VC experience an international environment as well as M&A expertise and is familiar with the challenges of the volatile project business in Hi-Tech environments.

Sebastian Schypulla serves as our Chief Purchase and Logistic Officer. He spent more than ten years at Porsche AG and has held various positions in the procurement. Prior to his current role at ADS-TEC Energy as Chief Purchase and Logistics Officer, Mr. Schypulla served as Manager General Procurement in the Operating Material & Charging Infrastructure division. He holds a diploma in Business Administration from the Technical University of Dresden, where he was Member & Executive Vice-President of the Erasmus Initiative for almost two years.

Board Diversity Matrix (as of April 13, 2023)
Country of Principal Executive Offices:	Ireland
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	3	0	3
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	3
Directors who are Aboriginal Peoples	0
Directors with Disabilities	0

Family Relationships

There are no family relationships between any of ADSE’s executive officers and ADSE Holdco’s directors.

6.B. Compensation

Executive Officer and Director Compensation

Executive Compensation

Under Irish law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

The aggregate amount of compensation, awarded to, granted, earned by and paid, including aggregate cash compensation, benefits, restricted stock units and stock options, to our directors and executive officers who were employed by, or otherwise performed services for, the Company for the fiscal year ended December 31, 2022 was approximately EUR 4.8 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors.

Our executive officers and management in general receive compensation consisting of the following:

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

Neville Employment Agreement. In December 2021, ADSE US entered into an employment agreement with John Neville, retroactively effective as of October 1, 2021, for his service as President and Chief Sales Officer of ADSE US and Chief Sales Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, (i) a base salary of $300,000, (ii) a target annual sales incentive in a gross amount equal to $350,000.00 (the “Target Annual Sales Incentive”) and a maximum annual sales incentive in a gross amount of $700,000.00, (iii) stock awards under the 2021 Plan solely at the discretion of the compensation committee of the ADSE Holdco board of directors. The employment agreement provides that Mr. Neville’s employment with ADSE US will continue for a period of four years and automatically renew on an annual basis for successive one-year terms, unless earlier terminated by either party in accordance with the terms of the agreement. The agreement also contains a non-competition provision, which applies during the term of the employment and for one year following termination, and a restrictive covenant with respect to non-disclosure of confidential information, which remains in effect during the term of employment and at all times thereafter.

Breme Employment Agreement. In July 2022, ADSE GM entered into an employment agreement with Wolfgang Breme for his service Chief Financial Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his role as Chief Financial Officer comprising (i) an annual base salary of €250,000, (ii) a discretionary bonus of up to €150,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and (iii) equity awards under the ADSE Holdco Omnibus Incentive Plan, solely at the discretion of the ADSE Holdco board of directors.

Konyar Employment Agreement. ADSE GM currently has an employment agreement in place with Mr. Hakan Konyar, effective September 18, 2019, for his service as Chief Operation Officer of ADSE GM. The agreement with Mr. Konyar was amended on December 21, 2021 to reflect Mr. Konyar’s new role as Chief Production Officer of ADSE. Under Mr. Konyar’s employment agreement, he is compensated with an annual base salary and is eligible for an annual discretionary cash bonus of up to €110,000 based on achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors. Under the terms of the agreement as amended, Mr. Konyar earns a base salary of €200,000. In addition, he is covered by ADSE’s D&O insurance policy. All other material provisions from the 2019 employment contracts remain in force.

Vogt Employment Agreement. ADSE GM currently has an employment agreement in place with Mr. Vogt, effective March 13, 2020, for his service as Chief Financial Officer of ADSE GM. The agreement with Mr. Vogt was amended on February 5, 2022 to reflect Mr. Vogt’s new role as Chief Accounting Officer of ADSE and is in substantially the same form as Mr. Konyar’s employment agreement. Under Mr. Vogt’s employment agreement, he is compensated with an annual base salary and is eligible for an annual discretionary cash bonus of up to €112,500 based on achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and stock awards under the 2021 Plan. Under the terms of the agreements as amended, Mr. Vogt earns a base salary of €250,000. In addition, he is covered by ADSE’s D&O insurance policy. All other material provisions from the 2019 employment contracts remain in force.

Non-Executive Director Compensation

Each of the non-executive directors of ADSE Holdco has a contract with ADSE Holdco that provides for annual cash compensation of $50,000. In addition, each non-executive member of the board of directors of ADSE Holdco is granted annual equity awards with a total value of $100,000.

The chairman of the audit committee receives an additional $20,000 annual cash compensation for such service, the chairman of the nominating committee receives an additional $10,000 annual cash compensation for such service, and the chairman of the compensation committee receives an additional $15,000 annual cash compensation for such service. The cash compensation is payable quarterly in advance to ADSE Holdco’s non-executive directors, who are eligible for equity compensation through ADSE Holdco’s equity incentive plan; provided that, while any member of the board of directors is also an executive officer, such individual is not eligible for any such compensation.

The chairman of the board of directors receives a total of $200,000 in annual compensation for service on the board of directors, comprised of (i) annual cash compensation of $50,000 (identical to cash compensation granted to all non-executive board members as described above), (ii) annual equity awards with a total value of $100,000 (identical to the equity awards granted to all non-executive board members as described above, except such equity award grant is in the form of stock options) and (iii) an additional $50,000 in annual equity awards for service as chairman of the board of directors, which is paid in the form of stock options.

All equity awards granted to the directors of ADSE Holdco, including the chairman, have a one-year vesting term (i.e., they vest on the first anniversary of the grant).

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

Effective Date; Term. The Incentive Plan was adopted by ADSE Holdco’s board of directors and ADSE Holdco’s shareholders on December 22, 2021 in connection with the Closing of the Transactions. No award will be granted under the Incentive Plan on or after the 10-year anniversary of the effective date of the Incentive Plan, which is the date the plan is approved by the shareholders. Any award outstanding under the Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

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

6.C. Board Practices

Independence of Directors

The Nasdaq corporate governance rules require that a majority of the board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). The board of directors of ADSE Holdco has determined that Joseph Brancato, Bazmi Husain, Kurt Lauk, PhD, (Chairman), Salina Love and K.R. Kent are considered independent directors.

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

The term of the initial Class I directors will terminate at the conclusion of the Company’s 2025 annual general meeting; the term of the initial Class II directors will terminate on the conclusion of the Company’s 2023 annual general meeting; and the term of the initial Class III directors will terminate on the conclusion of the Company’s 2024 annual general meeting.

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

Audit Committee Information

In connection with the consummation of the Transactions, ADSE Holdco established an audit committee of the board of directors which consists of Ms. Love, Mr. Lauk, Mr. Kent and, Mr. Brancato, each of whom is independent under the applicable Nasdaq listing standards. A written charter for the audit committee was adopted on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The purpose of the audit committee is, among other things, to assist the Board in its oversight responsibilities relating to appointing, retaining, setting compensation of, and supervising ADSE Holdco’s independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing ADSE Holdco’s accounting practices and systems of internal accounting and disclosure controls.

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

Ms. Love and Mr. Kent serve as the audit committee financial experts.

Nominating Committee Information

In connection with the consummation of the Transactions, ADSE Holdco established a nominating committee of the board of directors comprised of Ms. Love and Messrs. Lauk, Husain and Kent. Each member of the nominating committee is independent under the applicable listing standards. The nominating committee adopted a written charter on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on ADSE Holdco’s board of directors.

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

Compensation Committee Information

In connection with the consummation of the Transactions, ADSE Holdco established a compensation committee of the board of directors. The compensation committee consists of Messrs. Husain, Lauk, and Brancato and Ms. Love, each of whom is independent under the applicable Nasdaq listing standards. The compensation committee adopted a written charter on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The purpose of the compensation committee is to facilitate the Board’s discharge of its responsibilities relating to reviewing and approving compensation paid to ADSE’s officers and directors and administering ADSE Holdco’s incentive compensation plans, including authority to make and modify awards under such plans.

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

6.E. Share Ownership

For information regarding the share ownership of directors and officers, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders. For information as to our equity incentive plans, see “Item 6.B. Director, Senior Management and Employees—Compensation—2021 Omnibus Incentive Plan.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 48,883,662 Ordinary Shares, par value $0.0001 per share, and 33,609 treasury shares, par value $0.0001 per share, outstanding as of April 13, 2023, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner (1)	Ordinary Shares	% of Outstanding Ordinary Shares
Officers and Directors
Joseph Brancato(2)	6,500	*	%
Bazmi Husain(3)	31,500	*	%
K.R. Kent(4)	6,500	*	%
Hakan Konyar	—	—
Kurt Lauk(5)	47,500	*	%
Salina Love(6)	6,600	*	%
John Neville(7)	27,265	*	%
Thorsten Ochs(8)	27,031	*	%
Thomas Speidel(9)	17,745,569	36.2%
Robert Vogt(10)	27,031	*	%
Wolfgang Breme(11)	13,125	*	%
Sebastian Schypulla(12)	22,500	*	%
All (12 individuals)	17,961,121	36.6%
Greater than 5% Shareholders
ADSH(13)	17,620,882	36.0%
Robert Bosch GmbH(14)	10,462,451	21.4%
Bosch(15)	8,062,451	16.5%

*	Less than 1 percent

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o ADS-TEC ENERGY PLC, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

(2)	Consists of 6,500 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan.

(3)	Consists of (i) 6,500 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan and (ii) 25,000 EUSG founder shares.

(4)	Consists of 6,500 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan.

(5)	Consists of (i) 10,000 Ordinary Shares purchased in open market transactions held by Globe CP GmbH and (ii) 37,500 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan, which may be exercised within 60 days of April 13, 2023.

(6)	Consists of (i) 100 Ordinary Shares purchased in open market transactions and (ii) 6,500 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan.

(7)	Consists of (i) 4,765 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan and (ii) 22,500 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan, which may be exercised within 60 days of April 13, 2023.

(8)	Consists of (i) 4,531 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan and (ii) 22,500 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan, which may be exercised within 60 days of April 13, 2023.

(9)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange, (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions, (iii) 35,937 Ordinary Shares held directly by Mr. Speidel issued pursuant to ADSE Holdco’s equity incentive plan, and (iv) 88,750 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of April 13, 2023. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation. As such, Mr. Speidel may be deemed to have beneficial ownership of the securities held directly by ADSH. Mr. Speidel disclaims beneficial ownership of any securities held by ADSH other than to the extent of his pecuniary interests therein, directly or indirectly.

(10)	Consists of (i) 4,531 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan and (ii) 22,500 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of April 13, 2023.

(11)	Consists of 13,125 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of April 13, 2023.

(12)	Consists of 22,500 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of April 13, 2023.

(13)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange and (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. The business address of ADSH is Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation.

(14)	Consists of (i) 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange and (ii) 2,400,000 EUSG Class A Ordinary Shares issued to Robert Bosch GmbH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

(15)	Consists of 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of April 13, 2023, we had approximately 20 shareholders of record of our Ordinary Shares. We estimate that as of April 13, 2023, approximately 42.3% of our outstanding ordinary shares are held by 11 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

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

PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement on August 10, 2021, EUSG and ADSE Holdco entered into subscription agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and EUSG agreed to issue and sell to such PIPE Investors, an aggregate of 15.6 million EUSG ordinary shares at $10.00 per share for gross proceeds of $156 million on the business day immediately prior to the Closing. The PIPE Investors include affiliates of EUSG Sponsor, ADSH, Bosch, EBC and certain officers and directors of EUSG (Messrs. Thunell, Trehan and Rothfeldt). Affiliates of EUSG Sponsor (of which Messrs. Taselaar and Hovers are directors), ADSH, Bosch, EBC, Dr. Thunell, Mr. Trehan and Mr. Rothfeldt invested $7.5 million, $10 million, $24 million, $2.8 million, $1 million, $4 million and $2 million, respectively, in the PIPE Financing, which closed on December 21, 2021. Pursuant to the Subscription Agreement, ADSE Holdco was required to file with the SEC, no later than thirty (30) days after the consummation of the Transactions, a registration statement registering the resale from time to time by each PIPE Investor of all of the PIPE Shares and have such registration statement declared effective no later than 60 calendar days following the consummation of the Transactions (or 90 calendar days, to the extent the SEC notified ADSE Holdco of its intention to review such registration statement). ADSE Holdco has agreed with certain selling securityholders pursuant to the Subscription Agreements to use commercially reasonable efforts to keep the registration statement effective until the earliest of the following: (i) the selling securityholder ceases to hold any securities covered by the prospectus, (ii) the date all securities covered by the prospectus held by selling securityholder may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable, and (iii) two years from the effective date of the prospectus.

Registration Rights Agreement

On December 22, 2021, concurrently with consummation of the Transactions and as contemplated by the Business Combination Agreement, ADSE Holdco entered into a registration rights agreement (the “Registration Rights Agreement”) with certain initial shareholders of EUSG, the ADSE GM Shareholders, the Underwriters and Jonathan Copplestone (collectively, the “Holders”), pursuant to which ADSE Holdco is obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act of 1933, as amended (“Securities Act”), the securities of ADSE Holdco held by the Holders (the “Registrable Securities”). Pursuant to the Registration Rights Agreement, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand, at any time or from time to time, that ADSE Holdco file a registration statement with the SEC to register the securities of ADSE Holdco held by such holders. The Registration Rights Agreement also (i) provides the Holders with “piggyback” registration rights, subject to certain requirements and customary conditions and (ii) requires ADSE Holdco to prepare and file with the SEC, no later than thirty (30) days following Closing, a registration statement registering the resale from time to time by each Holder of all of the Registrable Securities held by such Holder (the “Resale Shelf Registration Statement”). ADSE Holdco was obligated to use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as practicable after filing, but in no event later than 180 days following Closing. Once effective, ADSE Holdco was obligated to use commercially reasonable efforts to keep the Resale Shelf Registration Statement continuously effective and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, to ensure that another registration statement is available, under the Securities Act at all times until all Registrable Securities covered by such Resale Shelf Registration Statement (i) have been disposed of in accordance with the intended method(s) of distribution set forth in such Resale Shelf Registration Statement, (ii) have been otherwise transferred such that subsequent public distribution of such securities will not require registration under the Securities Act or (iii) have ceased to be outstanding.

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

ADSE GM pays administrative services fees to ads-tec Administration GmbH, an affiliate of ADSH, for finance, human resources, marketing, purchasing indirect material and general administration services and in the fiscal years ended December 31, 2021 and December 31, 2022 incurred kEUR 2,963 and kEUR 3,412, respectively, in such fees.

In fiscal year ended December 31, 2021, ADSE GM paid management fees to ads-tec Holding GmbH, a shareholder of ADSE GM, a portion of which is for the services of Thomas Speidel as the Chief Executive Officer of ADSE GM. In the fiscal year ended December 31, 2021 and December 31, 2022, ADSE GM paid kEUR 440 and kEUR 0, respectively, in such fees. These fees are invoiced to ADSE GM based on the services provided.

ADSE GM also paid kEUR 1,479 in the fiscal year ended December 31, 2021 and kEUR 1,095 in the fiscal year ended December 31, 2022 in development fees to ads-tec Engineering GmbH. ADSE GM also paid rent of kEUR 271 in fiscal year ended December 31, 2021 and kEUR 271 in fiscal year ended December 31, 2022 to ads-tec Immobilien GmbH & Co. KG.

Transactions with Other Shareholders

Bosch Thermotechnik GmbH and ADSE GM have a framework contract under which Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates can procure commercial energy storage solutions from ADSE GM. Furthermore, based on a separate arrangement between ADSE GM and Robert Bosch GmbH, Robert Bosch GmbH has ordered an industrial energy storage solution from ADSE GM with a contract value of approximately EUR 1.7 million, in which EUR 1.6 million has been recognized in revenue in 2021 and EUR 0.1 million in 2022. Also, Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates and ADSE GM have supply and service arrangements with respect to which Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates provide products and services to ADSE GM, mainly relating to engineering, power electronics, software and systems development, project management, supplier management and quality management services. The contracts currently consist of paid one-time fees of approximately kEUR 935 in 2022, kEUR 455 in 2021, and EUR 2.4 million in 2020 and a variable annual fee of up to approximately EUR 0.2 million.

Indebtedness

On May 5, 2023, ADSE entered into unsecured shareholder loans with multiple shareholders amounting to a total of kUSD 12,875, thereof kUSD 7,100 due on June 30, 2024 and kUSD 5,775 due on December 22, 2023.  The shareholder loans can be drawn by ADSE as required. The shareholder loans have an interest rate of 10% per annum on the unpaid and actually drawn principal. In addition, the lenders receive redeemable warrant representing the right to purchase 1,716,667 ordinary shares, par value USD 0.0001 per ordinary share, at an exercise price of USD 3.00 per ordinary share.

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

Ordinary Shares

General.  As of, April 13, 2023, there were 48,883,662 Ordinary Shares issued and outstanding. In addition, ADSE Holdco holds €25,000 worth of deferred ordinary shares in ADSE Holdco as treasury shares.

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

General Meetings of Shareholders. ADSE Holdco shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next. Shareholders’ meetings may be convened by the board of directors, by the board of directors on the requisition of the shareholders or, if the board of directors fails to so convene a meeting, such extraordinary general meeting may be convened by the requisitioning shareholders where the requisitioning shareholders hold not less than 10% of the paid up share capital of ADSE Holdco. Any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with ADSE Holdco’s M&A and the Irish Companies Act. Unanimous consent of the holders of the Ordinary Shares shall be required before the shareholders may act by way of written resolution without a meeting.

Warrants

General. As of April 13 2023, there were an aggregate of 11,662,486 Warrants issued and outstanding. Certain “private warrants”, being warrants initially issued by EUSG to EUSG Sponsor and the Underwriters rather than those issued to the public, (i) will not be redeemable by ADSE Holdco, (ii) may be exercised for cash or on a cashless basis at the holder’s option as long as such warrants are held by the initial holders or their affiliates or permitted transferees, and (iii) were subject to a lockup for a period of 30 days from the closing of the Transactions.

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

10.C. Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Distributions on Ordinary Shares

Subject to the PFIC rules discussed in the section below titled “— Passive Foreign Investment Company Status,” if ADSE Holdco makes a distribution of cash or other property to a U.S. Holder of Ordinary Shares, such distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of ADSE Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce (but not below zero) a U.S. Holder’s basis in its Ordinary Shares, and any remaining excess will be treated as gain from the sale or exchange of such Ordinary Shares (see “— Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Warrants” below).

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

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Warrants

Subject to the PFIC rules discussed in the section below titled “— Passive Foreign Investment Company Status,” upon a sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale, exchange, redemption or other taxable disposition, and (ii) such U.S. Holder’s adjusted tax basis in the Ordinary Shares or Warrants sold.

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

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed in the section below titled “— Passive Foreign Investment Company Status” and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Warrant on the exercise of a Warrant for cash. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed in the section titled below “— Passive Foreign Investment Company Status,” a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. Subject to the PFIC rules discussed in the section titled below “— Passive Foreign Investment Company Status,” the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal to the sum of the U.S. holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered Warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares received would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

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

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

10.F. Dividends and Paying Agents

ADSE Holdco has no current plans to pay dividends and does not currently have a paying agent.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first six-month period of our fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that changes in market prices — e.g. foreign exchange rates, interest rates and equity prices — will affect ADSE’s income or the value of its holdings of financial instruments. The financial instruments affected by market risk essentially comprise of financial liabilities and assets.

Interest Rate Risk

At December 31, 2022, we did not have any significant exposure to interest rate risk as we have no loans or borrowings and insignificant interest income from cash and cash equivalents and other investments.

Currency Risk

At December 31, 2022, ADSE is exposed to currency risks arising from bank balances in foreign currencies, transactions in foreign currencies including revenue generated or purchases for materials and services, and operating business activities in the US for ADSE US. The main exposure of currency risks arise with respect to bank balances amounting to kEUR 10,087 (December 31, 2021: kEUR 101.729) which are denominated in USD. Lesser currency risks arise from normal operations due to 87% of revenues in 2022 (2021: 94%, 2020: 99%) are generated in EUR.

Equity risk

Equity risk is that changes in stock markets – e.g. a falling price of ordinary shares and/or public warrants of ADSE (“ADSE’s trading price”), receiving no dividends, receiving lower dividends than expected, or fluctuations in the equity markets – will affect the value of ADSE’s common shares and outstanding warrants. The volatility of ADSE’s trading price could potentially have significant impact on the valuation of warrant liabilities in the future and valuation of future share-based payments. As of December 31, 2022, equity risks arise with respect to warrant liabilities amounting to EUR 2,439.

Other Market Risks

ADSE is not significantly exposed to other market risks.

See also ADSE´s audited financial statement for years ended December 31, 2022 and 2021, respectively, included elsewhere in this annual report for more information.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Management, with the participation of ADSE’s Chief Executive Officer and Chief Financial Officer (our “Certifying Officers”), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives.

Based on the evaluation performed as of December 31, 2022, as a result of the material weaknesses in internal control over financial reporting that are described below in Management's Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on criteria for effective internal control over financial reporting established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to the material weaknesses described below.

Management has determined that the company had the following material weaknesses in its internal control over financial reporting:

Control Environment, Risk Assessment, and Monitoring

We did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. There is a general deficiency in that there is no documentation of risk assessment, process narratives and descriptions of key controls the Company relies on to establish and maintain an effective internal control over financial reporting. ADSE partially relies on third party service providers and/or shared service centers to perform accounting standard conversion, book-keeping and internal and external reporting services. For book-keeping, the external services provided by third parties have been reduced significantly by the transfer and integration of employees to ADSE in 2022.

The material weaknesses relate to (i) lack of consistent and proper application of accounting processes and procedures, defined control processes and segregation of duties, (ii) insufficient design, implementation and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our financial statements, (iii) lack of review and supervision (iv) insufficient resources with an appropriate level of technical accounting and SEC reporting expertise and (v) lack of sufficient and appropriate resources within ADSE to properly monitor and review the work performed by third parties and/or shared service centers, including the outsourced IT systems.

These deficiencies were attributed to (i) lack of structure and responsibility, insufficient number of qualified resources and inadequate oversight and accountability over the performance of controls, (ii) ineffective identification and assessment of risks impacting internal control over financial reporting, and (iii) ineffective evaluation and determination as to whether the components of internal control were present and functioning.

Control Activities, and Information and Communication

These material weaknesses contributed to the following additional material weaknesses within certain business processes and the information technology environment (i) management do not conduct reviews of access on periodic basis to ensure that user access rights remain appropriate, (ii) there is a lack of formal process for review procedures in place, and moreover a lack of evidence maintained and saved for management review controls being performed, (iii) we did not fully design, implement and monitor general information technology controls in the areas of program change management, user access, and segregation of duties for systems supporting substantially all of the Company’s internal control processes. Accordingly, the Company did not have effective - no comprehensive and fully integrated - automated process-level controls, and manual controls that are dependent upon the information derived from the IT systems, (iv) we did not design and implement, or appropriately retain and update documentation of formal accounting policies, procedures and controls across substantially all of the Company’s business processes to achieve timely, complete, accurate financial accounting, reporting, and disclosures. Additionally, we did not design and implement adequate comprehensive controls maintained at the corporate level which are at a sufficient level of precision to provide for the appropriate level of oversight of business process activities, corresponding risks and related controls, (v) we did not appropriately design and implement management review controls at a sufficient level of precision around complex accounting areas and disclosure (including stock-based compensation, lease accounting, revenue recognition over extended warranties), (vi) control owners don’t perform test work to confirm completeness and accuracy of the key reports, spreadsheets and queries they used in their control activities, (vii) we did not appropriately design and implement controls over the existence and completeness of inventory stored at third party warehouses or suppliers, and (viii) financial statement assertions are not appropriately addressed in the controls design and definition.

Accordingly, management has concluded that these control deficiencies constitute material weaknesses. These material weaknesses resulted in material misstatements that have been corrected for in the financial statements.

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

Our internal control remediation efforts include the following (i) we are in the process of reassessing and formalizing the design of certain accounting and information technology policies relating to security and change management controls, (ii) we hired additional qualified resources to segregate key functions within our financial and information technology processes supporting our internal controls over financial reporting (e.g. order-to-cash and accounts receivables), (iii) we are in process selecting and engaging of an outside firm to assist management with (a) reviewing our current processes, procedures, and systems and assessing the design of controls to identify opportunities to enhance the design of controls that would address relevant risks identified by management, and (b) enhancing and implementing protocols to retain sufficient documentary evidence of operating effectiveness of such controls.

In addition to implementing and refining the above activities, we expect to engage in additional remediation activities, including (i) continuing to enhance and formalize our corporate governance, accounting, business operations, and information technology policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures, (ii) revision and redesign of the company level controls in accordance with ICFR requirements and to achieve effectiveness, (iii) enhance and establish compliance awareness and trainings of all employees, (iv) establish effective general controls over systems to ensure that our automated process level controls and information produced and maintained in our IT systems is relevant and reliable, (v) designing and implementing controls that address the completeness and accuracy of underlying data used in the performance of controls over accounting transactions and disclosures, (vi) enhancing policies and procedures to retain adequate documentary evidence for certain management review controls over certain business processes including precision of review and evidence of review procedures performed to demonstrate effective operation of such controls, (vii) developing monitoring controls and protocols that will allow us to timely assess the design and the operating effectiveness of controls over financial reporting and make necessary changes to the design of controls, if any.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting. These remediation measures, which continue as of December 31, 2022 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues.

While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time, and we cannot assure you that we will be able to fully remediate our material weakness in the future. See “Item 3. Key Information—D. Risk factors—Financial, Tax and Accounting-Related Risks—As a public company, we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.”

We do not expect that our internal controls over financial reporting will prevent all errors and all instances of fraud. Internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of internal controls over financial reporting must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all internal controls over financial reporting, no evaluation of internal controls over financial reporting can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of internal controls over financial reporting also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies., Our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In light of the material weaknesses in our internal control over financial reporting identified in this Annual Report, we plan to adopt a number of measures to remedy the underlying causes of the material weaknesses, as discussed under the heading “Controls and Procedures - Management’s Annual Report on Internal Controls Over Financial Reporting” above. We cannot guarantee that the measures we plan to take or may take in the future will be sufficient to remediate our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

16. [RESERVED]

16.A. Audit Committee and Financial Expert

The board of directors of ADSE Holdco has determined that Salina Love and K.R. Kent each qualify as an “audit committee financial expert” as defined under rules and regulations of the SEC and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

	12 Months Ended		12 Months Ended
	December 31, 2022		December 31, 2021
BDO AG Wirtschaftsprüfungsgesellschaft
Audit Fees		€733,000		€595,000
Audited-Related Fees	€	⸺		€319,000
Tax Fees		€31,000	€	⸺
All Other Fees	€	⸺	€	⸺
Total		€764,000		€914,000

Audit fees relate to the audits of the consolidated financial statements of ADSE, reviews of half year interim financial statements of ADSE, and statutory audits of the financial statements of ADSE GM and ADSE HoldCo.

Audit-related fees include the review of documents filed with the SEC.

Tax fees relate to preparation of Passive Foreign Investment Company (“PFIC”) annual information statements of ADSE HoldCo.

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

16.H. Mine Safety Disclosure

Not Applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale or other disposition of the Company’s securities by the Company’s directors, officers and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of our our insider trading policy is filed as an exhibit to this Annual Report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

We have filed or incorporated by reference herein the following documents as exhibits to this Form 20-F:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 1.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
2.1	Business Combination Agreement, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.2	Specimen Ordinary Share Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.3	Specimen Warrant Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-260312).
2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
4.1	Amended and Restated Warrant Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.2	Cash Consideration Transfer Agreement, dated December 22, 2021, by and between Bosch Thermotechnik GmbH and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.2 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.3	Share Consideration and Loan Transfer Agreement, Share Consideration and Loan Transfer Agreement, dated December 22, 2021, by and among Bosch Thermotechnik GmbH, Robert Bosch Gesellschaft mit beschränkter Haftung, ads-tec Holding GmbH and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.3 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.4	Sponsor Support Agreement, dated August 10, 2021, by and among European Sustainable Growth Acquisition Corp., ads-tec Energy GmbH, LRT Capital1 LLC and LHT Invest AB, incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-260312).
4.5	Form of Indemnification Agreement with ADS-TEC ENERGY PLC’s directors and executive officers, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-260312).
4.6	Registration Rights Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, the EUSG initial shareholders, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, and the ADSE GM Shareholders, incorporated by reference to Exhibit 4.6 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.7	Lock-Up Agreement, dated December 22, 2021, among ADS-TEC ENERGY PLC, LRT Capital1 LLC, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, LHT Invest AB, Ads-Tec Holding GmbH, Bosch Thermotechnik GmbH, and Jonathan Copplestone, incorporated by reference to Exhibit 4.7 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.8	Form of Subscription Agreement by and between European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC and the subscribers named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-260312).
4.9	Agreement on Cost Allocation for the Provision of Shared Services, dated December 13, 2021, by and among ads-tec Energy GmbH, ads-tec Energy Inc., and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.9 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.10	Employee Sharing and Cost Sharing Agreement, dated December 23, 2021, by and between ads-tec Energy, Inc. and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.10 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.11	ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.11 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.12	Form of Non-Qualified Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-260312).

4.13	Form of Incentive Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-260312).
4.14	Form of Restricted Stock Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-260312).
4.15	Form of Restricted Stock Unit Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-260312).
4.16	Form of Stock Appreciation Rights Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-260312).
4.17	Form of Non-Executive Director Appointment Letter of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-260312).
4.18	Special Eligibility Agreement for Securities, dated December 22, 2021, by and among ADS-TEC ENERGY PLC, The Depository Trust Company, Cede & Co., National Securities Clearing Corporation, and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.18 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.19	Operating Equipment Framework Credit Contract, dated May 2, 2021, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH, and Guarantee Credit Framework Contract, dated September 7, 2020, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-260312).
4.20	Employment Agreement, dated April 19, 2022, by and between ads-tec Energy GmbH and Thomas Speidel, incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
4.21	Employment Agreement, effective October 1, 2021, by and between ads-tec Energy, Inc. and John Neville, incorporated by reference to Exhibit 4.21 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.22	Amendment Agreement to the Employment Contract of 18 September 2019, dated December 12, 2021, by and between ads-tec Energy GmbH and Hakan Konyar, incorporated by reference to Exhibit 4.22 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.23	Amendment Agreement to the Employment Contract of 18 September 2021, dated December 21, 2021, by and between ads-tec Energy GmbH and Dr. Thorsten Ochs, incorporated by reference to Exhibit 4.22 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.24	Amendment Agreement to Employment Contract of 13 March 2020, dated February 5, 2022, by and between ads-tec Energy GmbH and Robert Vogt, incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
4.25*	Insider Trading Policy of ADS-TEC Group.
8.1	List of subsidiaries of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 8.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO AG Wirtschaftsprüfungsgesellschaft.
99.1	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax, incorporated by reference to Exhibit 99.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
		Name:	Thomas Speidel
		Title:	Chief Executive Officer

Date: May 11, 2023

Consolidated Financial Statements

ADS-TEC Energy PLC

as at and for the year ended

December 31, 2022 and 2021

Prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ads-Tec Energy PLC

Dublin, Ireland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ads-Tec Energy PLC (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.4 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations since its inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Frankfurt am Main, Germany

May 11, 2023

Consolidated statements of profit or loss and comprehensive income (loss)

kEUR	Note	2022	2021	2020
Continuing operations
Revenue	4.1.1	26,430	33,035	47,370
Cost of sales	4.1.2	-30,904	-35,310	-45,548
Gross profit (loss)		-4,474	-2,275	1,822
Research and development expenses	4.1.2	-1,701	-2,012	-749
Selling and general administrative expenses	4.1.2	-31,319	-13,321	-7,570
Impairment losses on trade receivables, contract assets, and other investments	4.2.6	-228	-171	-9
Other income	4.1.3	2,383	4,538	541
Other expenses	4.1.4	-1,084	-5,402	-2,224
Operating result		-36,423	-18,643	-8,190
Finance income	4.1.5	20,515	47	-
Finance expenses	4.1.5	-427	-2,835	-2,135
Share listing expenses	4.1.6	-	-65,796	-
Net finance result		20,089	-68,583	-2,135
Result before tax		-16,335	-87,227	-10,325
Income tax benefits (expenses)	4.1.7	-2,572	-413	45
Result for the period		-18,906	-87,640	-10,280
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		46	-2	-
Other comprehensive income (loss) for the period, net of tax		46	-2	-
Total comprehensive income (loss) for the period		-18,860	-87,642	-10,280

Profit (loss) attributable to:
Shareholders of the parent		-18,906	-87,640	-10,280
Non-controlling interests		-	-	-

Total comprehensive income (loss) attributable to:
Shareholders of the parent		-18,860	-87,642	-10,280
Non-controlling interests		-	-	-

Earnings (loss) per share (in EUR)	4.1.8
Diluted		-0.39	-3.46	-320.86
Basic		-0.39	-3.46	-320.86

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of financial position

ASSETS

kEUR	Note	Dec. 31, 2022	Dec. 31, 2021
Intangible assets	4.2.1	22,059	17,038
Right-of-use assets	4.2.2	3,366	1,988
Property, plant, and equipment	4.2.3	5,389	2,958
Other investments and other assets	4.2.4	3,373	2,084
Trade and other receivables (non-current)	4.2.6	4	4
Deferred tax assets		-	-
Non-current assets		34,192	24,072
Inventories	4.2.5	53,137	13,063
Contract assets	4.2.6	6	973
Trade and other receivables (current)	4.2.6	17,666	11,304
Cash and cash equivalents	4.2.7	34,441	101,813
Current assets		105,250	127,152
Total assets		139,442	151,224

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES

kEUR	Note	Dec. 31, 2022	Dec. 31, 2021
Share capital	4.2.8	4	4
Capital reserves	4.2.8	216,815	214,100
Other equity	4.2.8	45	-2
Retained earnings	4.2.8	-117,211	-29,570
Profit (loss)	4.2.8	-18,906	-87,640
Equity attributable to owners of the Company		80,747	96,892
Non-controlling interests		-	-
Total equity		80,747	96,892
Lease liabilities (non-current)	4.2.2	2,635	1,537
Warrant liabilities (non-current)	4.2.9	2,439	12,767
Trade and other payables (non-current)	4.2.10	150	158
Contract liabilities (non-current)	4.1.1	138	132
Other provisions (non-current)	4.2.11	6,719	7,438
Deferred tax liabilities	4.1.7	4,241	1,859
Non-current liabilities		16,322	23,892
Lease liabilities (current)	4.2.2	842	528
Loans and borrowings (current)	4.2.12	-	7,522
Trade and other payables (current)	4.2.10	15,702	14,000
Contract liabilities (current)	4.1.1	23,583	6,208
Income tax liabilities (current)	4.1.7	189	-
Other provisions (current)	4.2.11	2,056	2,182
Current liabilities		42,373	30,440
Total liabilities		58,695	54,332
Total equity and liabilities		139,442	151,224

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of cash flows

kEUR	Note	2022	2021	2020
Result for the period		-18,906	-87,640	-10,280
Depreciation and amortization	4.1.2	4,336	3,485	1,641
Finance income excluding foreign currency gains	4.1.5	-10,587	-47	-
Finance expense	4.1.5	427	2,835	2,135
Share listing expense	4.1.6	-	58,523	-
Non-cash effective foreign currency gains	4.1.5	-9,928	-	-
Stock compensation	4.3	2,767	-	-
Gain (loss) on disposal of property, plant, and equipment	4.2.3	21	55	70
Change in trade receivables not attributable to investing or financing activities	4.2.6	-6,716	-10,540	1,380
Change in inventories	4.2.5	-40,195	8,572	13,887
Change in trade payables	4.2.10	3,689	785	5,936
Change in contract assets	4.1.1	967	654	-565
Change in contract liabilities	4.1.1	17,387	-1,802	-29,686
Change in other investments and other assets	4.2.4	-872	-2,577	-140
Change in other provisions	4.2.11	-845	6,112	3,082
Change in other liabilities	4.2.10	651	3,283	-45
Cash flow from operating activities		-57,805	-18,304	-12,584
Purchase of property, plant, and equipment	4.2.3	-3,484	-1,576	-1,059
Investments in intangible assets, including internally generated intangible asset	4.2.1	-7,586	-4,009	-5,564
Interest received		196	-	-
Cash flow from investing activities		-10,874	-5,585	-6,623
Proceeds from borrowings, shareholder contribution and loans	4.2.8	-	26,409	10,354
Repayment of loans and borrowings	4.2.12	-7,522	-354	-
Proceeds from issuance of shares to equity holders of the parent	4.2.8	-	265,372	-
Cash election by shareholders in lieu of shares	4.2.8	-	-84,112	-
Transaction cost deducted from equity	4.2.8	-	-14,991	-
Repayment of shareholder loans	4.2.8	-	-43,257	-
Redemption of equity	4.2.8	-	-19,976	-
Repayment of lease liabilities	4.2.2	-706	-569	-454
Interest paid	4.1.5	-427	-2,571	-
Cash flow from financing activities		-8,655	125,950	9,900
Net increase in cash and cash equivalents		-77,334	102,062	-9,307
Net cash and cash equivalents at the beginning of the period		101,813	18	9,325
FX effects		9,962	-267	-
Net cash and cash equivalents at the end of the period		34,441	101,813	18

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of changes in equity

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2022	4	214,100	-117,211	-2	-117,212	96,892	96,892
Result for the period	-	-	-18,906	-	-18,906	-18,906	-18,906
Other comprehensive income (loss)	-	-	-	46	46	46	46
Total comprehensive income (loss)	4	214,100	-136,117	45	-136,073	78,031	78,031
Other changes in equity	-	25	-	-	-	25	25
Stock compensation	-	2,690	-	-	-	2,690	2,690
Total contributions and distributions	-	2,715	-	-	-	2,715	2,715
Balance as of Dec. 31, 2022	4	216,815	-136,117	45	-136,073	80,747	80,747

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2021	32	20,950	-29,571	-	-29,571	-8,589	-8,589
Result for the period	-	-	-87,640	-	-	-	-
Other comprehensive income (loss)	-	-	-	-2	-	-2	-2
Total comprehensive income (loss)	-	-	-87,640	-2	-87,642	-87,642	-87,642
Capital reorganization	-32	32	-	-	-	-	-
PLC merger, net of transaction costs	3	137,838	-	-	-	137,841	137,841
Share issuance in connection with a merger	1	138,040	-	-	-	138,041	138,041
Capital contribution	-	1,342	-	-	-	1,342	1,342
Stock compensation	-	10	-	-	-	10	10
Cash election in lieu of shares	-1	-84,112	-	-	-	-84,113	-84,113
Total contributions and distributions	-28	193,149	-	-	-	193,121	193,121
Balance as of Dec. 31, 2021	4	214,100	-117,211	-2	-117,212	96,892	96,892

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2020	32	20,950	-19,291	-	-19,291	1,691	1,691
Result for the period	-	-	-10,280	-	-10,280	-10,280	-10,280
Other comprehensive income (loss)	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-10,280	-	-10,280	-10,280	-10,280
Capital increase/decrease	-	-	-	-	-	-	-
Total contributions and distributions	-	-	-	-	-	-	-
Balance as of Dec. 31, 2020	32	20,950	-29,571	-	-29,571	-8,589	-8,589

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Notes to the consolidated financial statements

1.	Reporting entity and group information

1.1	Reporting entity

ADS-TEC Energy PLC and its subsidiaries (“ADSE”) provide intelligent and decentralized energy storage systems to municipalities, automotive OEMs, charging operators, dealerships, fleets, residential areas, offices and industrial sites in North America and Europe. Its scalable systems are designed for use in private homes, public buildings, commercial enterprises, industrial and infrastructure solutions, and self-sufficient energy supply systems, with capacities up to the multi-megawatt range.

ADS-TEC Energy PLC (“ADSE Holdco” or “the Company”) is domiciled in 10 Earlsfort Terrace, Dublin 2 D02 T380, Ireland. The Company is a public limited company incorporated in Ireland. Prior to December 22, 2021, ADSE Holdco was a shell company with no active business or subsidiaries. As part of the SPAC merger and the business combination ads-tec Energy GmbH (ADSE GM) became part of ADSE (see note 1.3).

The board of directors of ADSE Holdco authorized the consolidated financial statements on May 10, 2023.

1.2	Group information

The consolidated financial statements of ADSE include:

Dec. 31, 2022			Shareholding
Group companies	City	Country	Direct or indirect
ADS-TEC Energy PLC	Dublin	Ireland	Parent company
ads-tec Energy GmbH	Nürtingen	Germany	100%
ads-tec Energy, Inc.	Sarasota	USA	100%

ads-tec Energy, Inc. (ADSE US) was founded on October 01, 2021, and is a wholly owned subsidiary of ADSE GM. ADSE US focuses on the sale and distribution of products in North America.

As of the reporting date shareholders of ADSE Holdco are as follows:

Shareholders	Ordinary shares	Percentage
Treasury shares	27,609	0.06%
ads-tec Holding GmbH	17,620,882	36.03%
Bosch Thermotechnik GmbH	8,062,451	16.49%
Robert Bosch GmbH	2,400,000	4.91%
Others	20,793,829	42.52%
Total	48,904,771	100%

Entities with significant influence over ADSE

As of December 31, 2022, ads-tec Holding GmbH (ADSH) owns 36.03% (December 31, 2021: 36.10%) of the ordinary shares in ADSE Holdco and thus has significant influence over ADSE.

1.3	The business combination

ADSE was formed on December 22, 2021, by closing the business combination agreement dated August 10, 2021, between ads-tec Energy PLC (ADSE Holdco or Company), European Sustainable Growth Acquisition Corp (EUSG), EUSG II Corporation (EUSG II) and ads-tec Energy GmbH (ADSE GM).

The involved parties and the transactions are summarized below:

●	ADS-TEC Energy PLC is an Irish public limited company wholly owned by EUSG which was incorporated on July 26, 2021. The Company owns no material assets and does not operate any business. The Company was incorporated solely for the purpose of effectuating the business combination and is the new listing company on the consummation of the business combination.

●	European Sustainable Growth Acquisition Corp (EUSG) is a blank check company incorporated as a Cayman Islands exempted company on November 10, 2020. On January 26, 2021, EUSG consummated its initial public offering (the “IPO”) of 12,500,000 units (the “units”) within the NASDAQ. On January 27, 2021, EUSG issued an additional 1,875,000 Units pursuant to the exercise of the underwriters’ over-allotment option in full. Each unit consists of one class A ordinary share of EUSG, par value $0.0001 per share (“class A ordinary shares”), and one-half of one redeemable warrant of EUSG (“public warrant”), with each whole warrant entitling the holder thereof to purchase one Class A ordinary share for USD 11.50 per share. The units were sold at a price of USD 10.00 per unit, generating gross proceeds to EUSG of USD 143,750,000. Simultaneously with the consummation of the IPO, EUSG completed the private sale (“private placement”) of an aggregate of 4,375,000 warrants (“private placement warrants”) to LRT Capital LLC (the “sponsor”) and the underwriters at a purchase price of $1.00 per private placement warrant, generating gross proceeds to EUSG of kUSD 4,375. EUSG has not conducted any other business combination except the business combination with ADSE GM.

●	EUSG II Corporation (“EUSG II”) is a Cayman Islands exempted company wholly owned by ADSE Holdco and was incorporated solely for the purpose of effectuating the business combination. EUSG II was incorporated under the laws of the Cayman Islands on July 30, 2021. EUSG II owns no material assets and does not operate any business.

●	ads-tec Energy GmbH (ADSE GM) is a German limited liability company active in development, production and distribution of products and services in the fields of energy management, e-mobility, and renewable energies. Prior to the merger, the equity holders of ADSE GM were ads-tec Holding GmbH (ADSH) and Bosch Thermotechnik GmbH (Bosch).

●	Following the merger, ADSE Holdco became the parent and ADSE GM became its direct subsidiary. Other aforementioned entities were merged with ADSE Holdco.

The merger was effectuated as follows:

●	Step 1: On July 26, 2021, EUSG (blank check company) formed ADSE Holdco, an Irish public limited company, which on July 30, 2021, formed the EUSG II, a Cayman Islands exempted company.

●	Step 2: On December 21, 2021, private investors - including affiliates of EUSG sponsor, ADSH, Bosch, EarlyBirdCapital, Inc. and certain officers and directors of EUSG (“PIPE investors”) contributed USD 152 million cash (EUR 134.5 million) to EUSG for 15.2 million shares of EUSG. Furthermore, an additional investor subscribed for additional 400,000 shares of EUSG for an amount of USD 4 million (EUR 3,5 million) which were paid in after the completion of the business combination.

●	Step 3: On December 22, 2021, EUSG merged with EUSG II, with the EUSG II being the surviving entity. Pursuant to the EUSG’s charter, EUSG’s public shareholders, holding 14,435,000 EUSG class A ordinary shares, were offered the opportunity to redeem, upon the consummation of the business combination, EUSG class A ordinary shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the trust account. In total 9,504,185 EUSG class A ordinary shares were redeemed for USD 95.1 million (EUR 84.1 million). Subsequently each remaining outstanding ordinary share of EUSG, in total 4,870,815 class A ordinary shares contributing a total of USD 48.7 million (EUR 43.1 million) to EUSG equity, was automatically cancelled in exchange for an ordinary share of ADSE Holdco (the parent of EUSG II). Correspondingly, each EUSG public and private placement warrant was converted into one ADSE Holdco public and private placement warrant respectively. EUSG II was merged into ADSE Holdco with the ADSE Holdco remaining as the surviving entity.

●	Step 4: Immediately following the EUSG merger, on December 22, 2021, the equity holders of ADSE GM - ADSH and Bosch, exchanged their equity interest in ADSE GM for an aggregate cash consideration of EUR 20.0 million to Bosch and 24,683,333 ADSE Holdco ordinary shares to ADSH and Bosch with their respective portions (share for share exchange).

Accounting implications

●	The contribution of the PIPE investors, described in step 2 above, resulted in the issuance of the Company’s ordinary shares, leading to increases in subscribed capital and capital reserves.

●	The merger of the Company and ADSE GM is not within the scope of IFRS 3 - Business combinations since the Company does not meet the definition of a business in accordance with IFRS 3. Instead, the transaction is accounted for within the scope of IFRS 2 - Share-based payments. Any excess of the fair value of the Company’s ordinary shares issued to EUSG shareholders over the fair value of EUSG identifiable net assets acquired represents compensation for services (share listing expense) and is expensed as incurred. Refer to note 4.1.6 for the calculation of the share listing expense.

●	The Bosch and ADSH equity share exchange in ADSE GM to the Company’s ordinary shares is a capital reorganization under IFRS. This capital reorganization is accounted for as a recapitalization, with ADSE GM being the accounting predecessor.

1.4	Material uncertainty regarding the ability to continue as a going concern

Management assessed the Company's ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements. Historically, the Company has funded its operations primarily through capital raises and with loans from shareholders. Since the inception the Company has incurred recurring losses and negative cash flows from operations including net losses of kEUR 18,906 for the year 2022 and kEUR 87,640 for the year 2021. The company has increased its inventory stock from kEUR 13,063 as of December 31, 2021, to kEUR 53,137 as of December 31, 2022. As of December 31, 2022, the Company has further purchase obligations of EUR 106.1 million for 2023 (see note 7).

The Company expects to improve its cash flow generation and operating result significantly in 2023. To support this turnaround, the Company executed a restructuring plan for the segment “North America” in March 2023. Further, the company plans to continue to invest in the development of current and new products. The order backlog as of March 31, 2023, of EUR 89 million underpins Company’s growth plan for 2023 and the required reduction of working capital needs.

The timely reduction of inventory in the U.S. and Europe by generating sufficient revenue and/or postponement or cancellation of purchase obligation for inventory is a crucial condition for the Company's ability to perform its business and to continue as a going concern. To minimize the dependency on it, the Company entered into multiple shareholder bridge loans in the total amount of kUSD 12,875 from May 05, 2023 (see note 8). In case that the planned reduction of working capital does not take place and the granted shareholder bridge loans would be not sufficient, the Company would need to seek additional funding through new investors or shareholders or other means. There can be no assurance that the Company will be successful in achieving its strategic plans, that any additional financing will be available in a timely manner or on acceptable terms.

Even though the company´s management deems a successful reduction of inventory and an improvement of cash flow generation and operating result in 2023 to be very likely, based on its recurring losses from operations since inception, the Company has concluded that there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2.	Accounting estimates and management judgements

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

Information about estimates and assumptions that may have a material effect on recognition and measurement of assets, liabilities, income, and expenses are provided below:

Revenue from contracts with customers (note 4.1.1)

Contracts where ADSE provides services to customers, and which are realized over time usually require an estimate regarding future costs to be incurred until completion of the contract. The resulting margin is thus estimated by management based on historical data and current forecasting and reviewed at least annually.

Useful lives of depreciable assets (note 4.2.1, 4.2.2 and 4.2.3)

The expected useful lives for intangible assets, right-of-use assets, and items of property, plant, and equipment and the associated amortization or depreciation expenses are determined based on the expectations and assessments of management. If the actual useful life is less than the expected useful life, the amount of depreciation or amortization is adjusted accordingly. As part of the determination of impairment losses on fixed assets, estimates relating to the reason, timing and amount of the impairments are also made. Useful lives are reassessed on a regular basis. Uncertainties in these estimates relate to technological obsolescence that may change the utility of certain software and IT equipment.

Impairment of non-financial assets (note 4.2.1, 4.2.2 and 4.2.3)

ADSE assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Other non-financial assets are tested for impairment when there are indications that the carrying amounts may not be recoverable.

Inventories (note 4.2.5)

Management estimates the net realizable values of inventories, considering the most reliable evidence available at the reporting date.

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

Provisions (note 4.2.12)

Provisions are recognized for various circumstances as part of ordinary operating activities. The amount of the anticipated cash outflows is determined based on assumptions and estimates for each specific circumstance and reflects the most probable settlement amount of the present obligation at the reporting date. These assumptions may be subject to changes, which lead to a deviation in future periods.

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

ADSE assesses the recoverability of deferred tax assets at each balance sheet date based on planned taxable income in future fiscal years; if it is assumed that future tax benefits cannot be utilized, a valuation allowance is made on the deferred tax assets.

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

Share-based payments (note 4.3)

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. Management has grouped the beneficiaries into homogeneous groups based on their level of hierarchy to derive exit rates based on past and expected future fluctuations resulting in expected exit rates of 0-5% for all periods presented. The assumptions and models used for estimating the fair value of equity settled share-based payments are disclosed in note 4.3.

3.	Accounting policies

3.1	Basis of preparation

Applied IFRS

The consolidated financial statements of ADSE have been prepared in accordance and in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The term IFRS also includes all valid International Accounting Standards (IAS) as well as the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). These consolidated financial statements cover the financial year from January 01, 2022 to December 31, 2022 (comparison period: financial year January 01, 2021, to December 31, 2021, and financial year January 01, 2020 to December 31, 2020). Comparable information in the financial statements for the comparison period from January 01, 2021, to December 31, 2021, is represented by the consolidated financial statements of ADSE Holdco. Comparable information in the financial statements for the comparison period from January 01, 2020, to December 31, 2020, is represented by the annual financial statements of ADSE GM. The accounting policies applied in these consolidated financial statements are the same as those applied in the comparison period as at and for the year ended December 31, 2021. Other accounting standards issued by the IASB that are not yet applied or that become effective in the future are not expected to have any material impact on the consolidated financial statements.

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

ADSE has prepared the consolidated financial statements on a going concern basis, which assumes that ADSE will be able to discharge its liabilities. Management has a reasonable expectation that ADSE has and will have adequate resources to continue in operational existence for the foreseeable future. For further information also refer to note 1.4.

ADSE operates its business based on its two operating segments (Europe and North America) which also form the basis for segment reporting (see note 5).

The consolidated financial statements were authorized by management on May 10, 2023.

Principles of measurement

The consolidated financial statements have been prepared on the historical-cost basis unless otherwise indicated. A corresponding explanation is provided in the context of the respective accounting policies.

Principles of consolidation

The consolidated financial statements comprise the statement of ADSE Holdco, its subsidiaries and associates as at December 31, 2022. Subsidiaries are entities controlled by ADSE Holdco. An entity is controlled if ADSE Holdco is exposed to variable returns from its involvement within the entity and has entitlements to these. Control also exists if the parent company has the ability to affect the returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are considered. The annual financial statements of subsidiaries and associates are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries and associates have been changed when necessary to align them with the policies adopted by ADSE. Internal Group profits and losses, expenses, and revenues as well as receivables and liabilities are eliminated.

3.2	New accounting standards and interpretations

ADSE applied all the effective standards and interpretations issued by the IASB and the IFRIC for preparation of the consolidated financial statements if their application was required for annual periods beginning on or after January 01, 2022. However, none of the new accounting standards are expected to impact ADSE as they are either not relevant to ADSE’s activities or require accounting which is inconsistent with ADSE’s current accounting policies.

New accounting standards and amendments to standards or interpretations effective as of January 01, 2022:

Standard	Name	Effective date
IAS 16	Property, plant and equipment: Proceeds before in-tended use - Amendments to IAS 16	Jan. 01, 2022
IAS 37	Amendments to IAS 37: Onerous contracts - cost of fulfilling a contract	Jan. 01, 2022
IAS 41, IFRS 1, IFRS 9, IFRS 16 Annual improvements 2018 - 2020	Annual improvements to IAS 41 - Agriculture, IFRS 1 - First-time adoption of IFRS, IFRS 9 - Financial instruments, IFRS 16 - Leases	Jan. 01, 2022
IFRS 3	Amendments to IFRS 3: Reference to the conceptual framework	Jan. 01, 2022

The standards and amendments to standards and interpretations below have been published by the IASB but are not mandatorily effective for annual periods beginning on or after January 01, 2022 and therefore have not been early adopted in these consolidated financial statements by ADSE.

Standard	Name	Effective date
IFRS 17	Insurance contracts	Jan. 01, 2023
IAS 8	Amendments to IAS 8 – Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates	Jan. 01, 2023
IAS 12	Amendments to IAS 12: Income Taxes: Deferred tax related to assets and liabilities arising from a single transaction	Jan. 01, 2023
IFRS 16	Amendments to IFRS 16 – Leases: Liability in a sale and leaseback	Jan. 01, 2024
IAS 1	Amendments to IAS 1: Presentation of financial statements: Classification of liabilities as current or non-current	Jan. 01, 2024
IAS 1	Amendments to IAS 1: Presentation of financial statements: Non-current liabilities with covenants	Jan. 01, 2024

3.3	Significant accounting policies

3.3.1	Revenue from contracts with customers

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

In the contracts with customers, ADSE usually promises to fulfill one performance obligation, the delivery of a promised good. In some cases, there can also be contracts with either a series of separate performance obligations (serial delivery of products) or two promises in a contract (development services and delivery of products) that are combined into one performance obligation.

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

Most of revenue from contracts with customers recognized by ADSE is made within the revenue stream “Charging” (see Note 4.1.1 for more information). This revenue stream mainly includes the production and delivery of ChargeBox (CBX) and ChargePost (CPT). Revenue for the CBX and CPT is recognized once the product is transferred to the customer. For the years ended December 31, 2021, and December 31, 2020, revenue for the CBX also includes development cost contributions made by the customer. These cost contributions are also recognized in accordance with the delivery of the CBX. Additionally, for the year ended December 31, 2020, the revenue stream “Charging” includes the delivery of a Chargetrailer system in the form of a truck trailer. The revenue for the truck trailer is recognized over time. The stage of completion for each contract is determined by the ratio of costs incurred to expected total costs (cost-to-cost method).

Further information on the nature and timing of the settlement of performance obligations arising from contracts with customers, including significant terms and conditions of payment, and the related revenue recognition principles are described in note 4.1.1.

A significant number of contracts are negotiated on a bill and hold basis. In such arrangements revenue is recognized even though ADSE still has physical possession only if:

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

An internally generated intangible asset arising from development (this is essentially the case for software applications) is recognized if, and only if, all of the following conditions have been demonstrated:

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

The amount initially recognized for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

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

ADSE has already carried out successful research and development projects from which a work result in the form of a tangible or intangible asset has arisen. The management of ADSE recognizes an interest for the supply of ultra-high charging stations in limited-power distribution grids. The self-developed technology for ultra-high charging has already reached market maturity and is actively marketed. Consequently, ADSE has capitalized development costs regarding the technology in its CBX. The product resulting from the development performance is considerably more space-saving compared to conventional products of this type and is future-proof in the field of electromobility due to its compatibility with high-voltage areas.

ADSE developed the product ChargeTrailer, a powerful mobile ultra-high-power charging system in the form of a truck trailer. The product resulting from the development performance has a much higher charging power compared to conventional products of this type and is also future-proof due to the variable current and voltage ranges. ADSE has not capitalized development costs as the product was specifically designed for one customer.

In addition, ADSE has capitalized development costs regarding the self-developed technology for ultra-high charging in its CPT. The product is a battery-buffered ultra-fast charging station and is able to offer ultra-high charging capacity even if the power grid does not provide the desired power. CPT enables off-grid charging and takes ultra-fast charging to a higher level.

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

The estimated useful lives for current and comparative periods are as follows:

Useful life in years
Software	3
ChargeBox (CBX)	7
ChargePost (CPT)	7

3.3.4	Leases

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

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term unless the lease transfers ownership of the underlying asset to ADSE by the end of the lease term or the cost of the right-of-use asset reflects that ADSE will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in ADSE’s estimate of the amount expected to be payable under a residual value guarantee, if ADSE changes its assessment of whether it will exercise a purchase, extension, or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

ADSE has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. ADSE recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The estimated useful lives of right-of-use assets for property and vehicles for current and comparative periods are as follows:

Useful life in years
Property (Right-of-use assets)	1-10
Vehicles (Right-of-use assets)	1-4

3.3.5	Property, plant, and equipment

Items of property, plant, and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

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

Depreciation is calculated to write off the cost of items of property, plant, and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

The estimated useful lives of property, plant, and equipment for current and comparative periods are as follows:

Useful life in years
Vehicles	6
Other equipment, operating and office equipment	3-14
Technical equipment and machinery	20

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Property, plant, and equipment is derecognized upon disposal or when no future economic benefits are expected from the continued use of the asset. The gain or loss arising from the sale or retirement of a property, plant and equipment is determined as the difference between the proceeds from the sale and the carrying amount of the asset and is recognized in profit or loss under the other income or other expenses.

3.3.6	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average cost principle. In the case of manufactured inventories, cost includes an appropriate share of production overheads based on normal operating capacity.

The subsequent valuation of cost of raw materials and supplies, work in progress and finished goods within ADSE is assigned using the weighted average cost method. In order to ensure an appropriate measurement of inventories, ADSE performs a continuous evaluation of the lifecycle of inventories, i.e. whether inventories have not been sold or used for a long period of time and are not be expected to be sold in the future. For the determination of the net realizable value of inventories, we determine a write-off percentage based on historical and forecasted usage and sales. Based on our continuous observation of inventory trends, a write-off for obsolete inventory is applied.

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

Due to the fact that ADSE develops and produces goods for its customers it is possible that either a contract asset, a receivable or a contract liability arises, depending on whether ADSE has an obligation to provide services to a customer for which it has already received payments or for which payment is due or vice versa. A contractual liability represents the obligation to provide development and production of goods to a customer for which ADSE has already received remuneration or for which payment is due according to the agreed payment plan. Also included in contract liabilities are performance obligations regarding extended warranties.

3.3.8	Cash and cash equivalents

Cash and bank balances in the statement of financial position comprises cash on hand and cash at banks including restricted cash.

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

ADSE recognizes loss allowances for expected credit losses (ECLs) on:

●	financial assets measured at amortized cost, and

●	contract assets.

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

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, ADSE currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.3.10	Taxes

3.3.10.1	Income taxes

Income taxes are comprised of current and deferred tax based on the appropriate tax rates. Current and deferred taxes are recognized in profit or loss except to the extent that they directly relate to items recorded in equity or other comprehensive income. Income tax receivables and payables recorded comprise the status of amounts to be received, respectively to be paid in the future.

3.3.10.2	Current tax

Current tax comprises the expected tax payables or receivables on the taxable income for the year and any adjustment to the tax payables or receivables in respect of previous years. The amount of current tax payables or receivables is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income. During the ordinary course of the business, there are transactions and calculations for which the ultimate tax determination is uncertain. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. This assessment relies on estimated and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different that the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Current tax assets and liabilities are offset only if certain criteria are met.

3.3.10.3	Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries, associates, and joint arrangements to the extent that the entity is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

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

ADSE’s management, members of the board of directors, employees and others providing similar services to ADSE receive remuneration in the form of share-based payments, which are equity-settled transactions. ADSE’s equity-settled option plans are described in detail in note 4.3 and include restricted stock units (RSU) and non-qualified stock options (NQSO).

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

Typically, the CGUs are represented by the segments and the impairment test is performed at the level of this CGU. ADSE manages its operations based on two operating segments which also form the CGUs of the Company.

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

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Impairments and any triggering events did not occur in the reporting period.

3.3.14	Foreign currency transactions

The consolidated financial statements are presented in Euro, which is the functional and presentation currency of ADSE Holdco. Assets and liabilities of foreign operations are translated into Euro at the rate of exchange prevailing at the reporting date. The consolidated statement of comprehensive income is translated at average exchange rates. The currency translation differences are recognized in other comprehensive income or loss. Transactions in foreign currencies are initially recorded by ADSE‘s entities at their respective functional currency spot rates, at the date the transaction first qualifies for recognition. ADSE used the following exchange rates to convert the financial statements of ADSE US:

	December 31, 2022
	Spot rate	Average rate
Euro per U.S. Dollar	1.0666	1.0530

	December 31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	1.1326	1.1827

	December 22, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	1.1301	-

	Sep. 15 - Dec. 31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	-	1.1478

	Dec. 23-31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	-	1.1319

	Nov. 1 - Dec. 31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	-	1.1358

Spot rate as of December 31, 2022, is used to translate the balance sheet of ADSE US.

Average rate September 15, - December 31, 2021, which corresponds to the incorporation period, is used to translate the expenses incurred by ADSE US.

Spot rate as of December 22, 2021, is used to translate the balance sheet of EUSG (USA) on the date of the merger with ADSE Holdco.

Average rate November 1 – December 31, 2021, is used to translate the USD expenses incurred by EUSG in the corresponding period.

Average rate December 23 - 31, 2021, is used to convert the USD expenses incurred by the Company in the corresponding period.

3.3.15	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit for the year attributable to ordinary equity holders of the ADSE Holdco by the weighted average number of ordinary shares outstanding during the reporting period.

Restricted stock units and non-qualified stock options have been included in the calculation of diluted weighted average number of shares outstanding. These restricted stock units and non-qualified stock options could potentially dilute basic earnings per share in the future.

Also refer to section 4.1.8 for further information on the calculation of basic and diluted earnings per share.

3.3.16	Fair value measurement

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

A fair value measurement of a non-financial asset considers a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

3.3.18	Reclassifications

Certain prior period amounts have been reclassified to conform to current year financial statement presentation. These reclassifications had no effect on reported income (loss), comprehensive income (loss), cash flows, or shareholders’ equity as previously reported.

4.	Disclosure on individual items of the consolidated financial statements

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

73.9% of revenues are generated in Germany. The following table presents the revenue from contracts with customers disaggregated by geographical region based on the customer’s country of domicile (2021: 72.1%, 2020: 99.2%):

Revenue by region
kEUR	2022	2021	2020
Germany	19,538	23,809	46,979
Switzerland	1,628	1,186	222
Ireland	1,223	1,944	-
Spain	1,071	3,371	17
Netherlands	872	491	-
Austria	-	750	4
United States of America	731	-	29
Other European countries	1,367	1,482	118
Total	26,430	33,035	47,370

The following table presents the revenue from contracts with customers disaggregated by major products:

Major products
kEUR	2022	2021	2020
Charging	19,506	23,721	40,514
Commercial and industrial	4,463	6,334	5,472
Service	1,774	2,235	1,231
Residential	287	479	153
Other	400	267	-
Total	26,430	33,035	47,370

Charging revenues of kEUR 19,506 (2021: kEUR 21,118; 2020: kEUR 40,477) were recognized point in time while charging revenues of kEUR 0 (2021: kEUR 2,603; 2020: kEUR 37) were recognized over time.

Commercial and industrial revenues of kEUR 4,311 (2021: kEUR 4,453; 2020: kEUR 2,533) were recognized point in time while commercial and industrial revenues of kEUR 152 (2021: kEUR 1,881; 2020: kEUR 2,939) were recognized over time.

The following table provides information on contract assets and contract liabilities from contracts with customers:

kEUR	Dec. 31, 2022	Dec. 31, 2021
Receivables, which are included in 'Trade and other receivables'	13,897	7,424
Contract assets	6	973
Contract liabilities	23,721	6,340

The contract assets primarily relate to ADSE’s rights to consideration for development activities partially completed but not billed at the reporting date. Revenues for these development activities are realized over time. Because there are cases where there has not been an advanced consideration by the customer or the already recognized revenue in the period exceeds the advanced consideration by the customer ADSE recognizes a contract asset. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when ADSE delivers the product ordered.

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

The increase in cash received excluding amounts recognized at the beginning of the period and revenue recognized that was included in the contract liability balance at the beginning of the period amount to:

kEUR	Dec. 31, 2022	Dec. 31, 2021
Contract liabilities	23,721	6,340
Revenue recognized that was included in the contract liability balance at the beginning of the period	465	2,616
Increases due to cash received, excluding amounts recognized at the beginning of the period	17,846	224

There are no incremental costs to obtain or fulfil a contract with a customer, which would have to be recognized as an asset. Furthermore, contracts with customers do not contain a significant financing component.

In the financial year 2022 revenue from contracts with customers in an amount of kEUR 8,879 (2021: kEUR 2,721, 2020: kEUR 3,325) is recognized at a point in time under bill-and-hold arrangements.

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

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies:

Type of product	Nature and timing of satisfaction of performance obligation, including significant payment terms	Revenue recognition under IFRS 15
Charging	The production of charging products may also include the customer-specific development of the goods for the customer. Because there is a high dependency between the development and the production performance these are seen as one single performance obligation according to IFRS 15.

Invoices are issued according to contractual terms and are usually payable within 30 days.	Revenue (and associated costs) for the sale of charging products is typically recognized at a point in time. Some contracts are also recognized over time (e.g., customer-specific products with no alternative use).

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

One-time revenues from replacement parts are also recognized at the point in time of the provided service or once the replacement part is delivered.

Revenue for repair and maintenance are recognized as the services are provided. The stage of completion for determining the amount of revenue to recognize is assessed based on the work performed.

4.1.2	Functional costs

Cost of goods sold

Cost of goods sold include the following:

kEUR	2022	2021	2020
Cost of materials	23,554	26,433	38,100
Personnel expenses	3,388	3,097	2,819
Depreciation and amortization	3,517	3,103	1,515
Other expenses	445	2,677	3,114
Total	30,904	35,310	45,548

The decrease in cost of goods sold is the result of sales decline. The increase in personnel expenses is based on an increase of employees within the financial year. The increase in the depreciation and amortization within the costs of goods sold is the result of the capitalization and amortization of internally generated intangible assets, right-of-use assets as well as items of property, plant, and equipment.

Selling, general and administrative expenses

Selling, general and administrative expenses include the following:

kEUR	2022	2021	2020
Legal and consulting fees	3,779	4,450	767
Personnel expenses	14,359	3,911	2,927
Administration fee	3,412	2,963	2,474
Marketing costs	1,925	476	133
Depreciation and amortization	631	227	44
Insurance expenses	2,365	26	27
Other expenses	4,847	1,268	1,198
Total	31,319	13,321	7,570

As of December 31, 2022, personnel expenses include expenses for stock compensation of kEUR 2,770 (December 31, 2021: kEUR 10, December 31, 2020: kEUR 0). In addition, the increase of personnel expenses in the financial year 2022 is based on an increase of employees and expanding operating activities of ADSE.

Other expenses primarily consist of expenses for general warranties, travel costs and outbound freight.

Research and development expenses

Research and not capitalized development expenses amount to kEUR 1,701 (2021: kEUR 2,012, 2020: kEUR 749). They comprise wages and salaries and material expenses.

ADSE has capitalized development cost in total of kEUR 7,406 (2021: 3,904, 2020: kEUR 5,470). Amortization of development cost amounts to kEUR 2,458 (2021: kEUR 2,249, 2020: kEUR 647).

As of December 31, 2021, and December 31, 2020, cost refunds for research and development expenses relating to government grants are presented as other operating income in the amount of kEUR 174 and kEUR 119, respectively (see note 4.1.3). As of December 31, 2022, cost refunds in the amount of kEUR 492 are reclassified and presented as reduction of research and development expenses.

Cost refunds are related to government grants received. ADSE has received ten government grants as of the reporting date. As of the reporting date such received government grants amount to 4,615 (December 31, 2021: kEUR 4,381, December 31, 2020: kEUR 4,282). As of the reporting date, a total of kEUR 354 (December 31, 2021: kEUR 96, December 31, 2020: kEUR 13) of the grants had not yet been paid to ADSE. This amount is recognized as a receivable at the reporting date. All the grants received were awarded to cover only research expenses. The research projects to which the grants relate essentially comprise research in the fields of electromobility, batteries and energy storage systems, emission-free systems, and energy supply of the future.

4.1.3	Other operating income

Other operating income includes the following:

kEUR	2022	2021	2020
Income from subsequent payments	408	75	44
Income from utilization of provisions	-	-	58
Income from reversal of provisions	913	1,517	233
Cost refunds	-	174	119
Income from compensation	1,016	2,537	61
Income from reduction of credit loss	-	-	17
Other	47	233	8
Total	2,383	4,538	541

Income from compensation relates to financial compensation received from insurance companies and other parties from non-recurring events.

As of December 31, 2021, and December 31, 2020, cost refunds for research and development expenses relating to government grants are presented as other operating income in the amount of kEUR 174 and kEUR 119, respectively. As of December 31, 2022, cost refunds in the amount of kEUR 492 are reclassified and presented as reduction of research and development expenses (see note 4.1.2).

4.1.4	Other operating expense

Other operating expense includes the following:

kEUR	2022	2021	2020
Warranties	-	5,253	1,976
Expenses from disposal of assets	1	36	70
Expenses due to subsequent events	11	5	27
Exchange rate losses	1,007	-	-
Other expenses	64	66	46
Compensation	-	42	105
Total	1,084	5,402	2,224

Other expenses decreased from the year ended December 31, 2021, to December 31, 2022, primarily due to forming a special warranty provision in 2021.

Exchange rate losses are based on the volatility of the EUR/USD exchange rate in the course of the financial year 2022.

4.1.5	Finance result

The finance income and finance costs recognized in profit or loss are as follows:

kEUR	2022	2021	2020
Finance income from remeasurement of warrant liabilities	10,329	-	-
Foreign currency gains	9,928	-	-
Income from other interest and similar income	259	47	-
Finance income	20,515	47	-
Interest expense from bank loans	-17	-296	-1,621
Foreign exchange losses	-	-264	-
Interest expense from related party loans	-2	-1,995	-261
Interest expense from leasing	-122	-89	-78
Interest expense from guarantee commissions	-246	-177	-37
Other interest expense	-40	-13	-137
Finance expenses	-427	-2,835	-2,135
Share listing expense	-	-65,796	-
Net finance result	20,089	-68,583	-2,135

As of December 31, 2022, finance income from remeasurement of warrant liabilities consists of amounts recognized as part of the remeasurement of fair value of public and private warrant liabilities (kEUR 10,329, December 31, 2021: kEUR 0, December 31, 2020: kEUR 0). Foreign currency gains in the amount of kEUR 9,928 result from the FX valuation of USD bank accounts and similar items.

4.1.6	Share listing expense

As described in note 1.3, the merger between EUSG II (successor of EUSG) and the Company resulted in recognition of the share listing expense in 2021. Share listing expense includes the IFRS 2 listing expenses and other transaction related costs.

The IFRS 2 share listing expense represents a non-cash expense in accordance with IFRS 2. Any excess of the fair value of the Company’s ordinary shares issued to EUSG shareholders over the fair value of EUSG’s identifiable net assets acquired represents compensation for services (share listing expense) and is expensed as incurred. The IFRS 2 share listing expense is calculated using the following parameters:

●	The fair value per the Company’s share is set at USD 9.77 which equals the share price of EUSG as of December 22, 2021. On that date each remaining EUSG ordinary share after redemptions was cancelled in exchange for an ordinary share of the Company. Therefore, given the 1:1 share exchange ratio, it is assumed that the fair value of one share of the Company equals the fair value of an EUSG share.

●	Net assets of EUSG were calculated as of December 22, 2021, i.e. including net cash proceeds from EUSG IPO after redemptions.

●	Share listing expense is calculated in USD given that EUSG functional currency is USD and EUSG share price is in USD. The resulting share listing expense is converted to EUR using the spot rate as of December 22, 2021.

Applying the aforementioned parameters, the share listing expense is calculated as follows:

kEUR
Fair value of 8,524,565 ordinary shares (including 3,593,750 founder shares) at €8.64 per share	73,697
Fair value of 4,375,000 private warrants at EUR 1.17 per warrant	5,110
Fair value of 7,187,500 public warrants at EUR 1.05 per warrant	7,568
Net liability of EUSG at business combination	423
Total value of consideration	86,799
Proceeds received post business combination EUSG assets (cash)	-43,107
Listing expenses total (cash)	22,105
Total share listing expense	65,796

Other transaction-related costs include fees paid to consultants, banks, auditors, and other necessary expenses incurred in relation with obtaining the listing on the NASDAQ.

4.1.7	Income taxes

The tax benefit / (expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except for the extent to which they are reported directly in equity or in the other operating income.

kEUR	2022	2021	2020
Current year	-190	-	-
Changes in estimates related to prior years	-	-	-
Current tax expense	-190	-	-
Origination and reversal of temporary differences	-3,453	-1,033	112
Recognition of previously unrecognized (derecognition of previously recognized) tax losses	1,071	620	-67
Recognition of previously unrecognized (derecognition of previously recognized) deductible temporary differences	-	-	-
Deferred tax (expense) income	-2,382	-413	45
Total	-2,572	-413	45

Reconciliation of the effective tax rate

The entity’s tax rate of 29,48% combines a corporate tax rate of 15%, a solidarity surcharge thereon of 5.5% and a trade tax rate of 13,65%.

kEUR	2022	2021	2020
Profit (loss) before tax	-16,335	-87,227	-10,325
Tax using the Company's domestic tax rate	4,815	25,710	3,043
Tax effect of:	-	-	-
Difference in tax rates	-525	-10,516	-
Non-deductible expenses	-130	-582	-30
Non-taxable income	344	-	-
Additions for tax purposes	-84	-	-
Non-recognition of deferred taxes on losses	-6,738	-7,319	-2,968
True up on deferred taxes from prior year	527	-	-
Permanent differences	-795	-7,736	-
Others	14	30	-
Taxes on income	-2,572	-413	45

Unrecognized deferred tax assets

Deferred tax assets have not been recognized for tax loss carryforwards:

kEUR	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020
Tax loss carryforwards	82,796	55,352	32,936

All tax losses carried forward have no date of expiry.

Movement in deferred taxes

Deferred tax balances developed as follows:

kEUR	DTA	DTL	Dec. 31, 2022	DTA	DTL	Dec. 31, 2021
Intangible assets	-	5,994	-5,994	-	4,536	-4,536
Right-of-use assets	-	955	-955	-	586	-586
Inventories	663	2,674	-2,011	-	1,199	-1,199
Contract assets	-	47	-47	-	287	-287
Trade and other receivables	514	876	-362	-	72	-72
Other assets	-	150	-150	-	-	-
Lease liabilities	988	-	988	609	-	609
Trade and other payables	-	408	-408	-	303	-303
Contract liabilities	3,627	-	3,627	1,807	-	1,807
Other provisions	61	267	-206	-	80	-80
Warrant liabilities	-	2,582	-2,582	-	-	-
Tax loss carryforwards	3,859	-	3,859	2,788	-	2,788
Netting	-9,712	-9,712	-	-5,204	-5,204	-
Total	-	4,241	-4,241	-	1,859	-1,859

Deferred tax assets and liabilities are offset according to the requirements of IAS 12.74.

The movement of all deferred tax positions is recognized in the P&L as no deferred taxes exist which are related to transaction in equity or OCI.

4.1.8	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit for the year attributable to ordinary equity holders of the ADSE Holdco by the weighted average number of ordinary shares outstanding during the reporting period.

ADSE Holdco is a public limited company, which allots shares of the entity to its shareholders.

Earnings per share (basic) and earnings per share (diluted) are calculated based on the earnings attributable to ADSE Holdco shareholders. For the periods included in these financial statements ADSE was loss-making in all periods. Restricted stock units have been included in the calculation of diluted weighted average number of shares outstanding. These restricted stock units could potentially dilute basic earnings per share in the future.

The loss attributable to the shareholders of ADS-TEC Energy (basic and diluted) amount to kEUR 18,906 (2021: kEUR 87,640, 2020: kEUR 10,280). The weighted average number of interests in circulation amounts to 48,809 (basic) and 49,005 (diluted) (2021: 25,344, 2020: 32) (in k units).

Earnings per share	2022	2021	2020
Profit/loss for the period (attributable to shareholders of the parent) (kEUR)	-18,906	-87,640	-10,280
Weighted average number of ordinary shares outstanding (in k units) (basic)	48,809	25,344	32
Weighted average number of ordinary shares outstanding (in k units) (diluted)	49,005	25,344	32
Basic loss per share (€)	-0.39	-3.46	-320.86
Diluted loss per share (€)	-0.39	-3.46	-320.86

The significant change in basic and diluted loss per share in the financial year 2021 results from the issue of a significant number of new shares as a part of the business combination (ADSE) formed on December 22, 2021. For the year ended December 31, 2021, the share for share exchange of ADSE GM shareholders that took place as part of the business combination was retrospectively applied to calculate the weighted-average number of shares outstanding. In effect, 32,039 shares of ADSE GM have been converted to 24,683,333 ordinary shares of ADSE HoldCo as of January 01, 2021, in the calculation of weighted-average number of shares outstanding for 2021. For more details about the business combination and the issued shares, please refer to section 1.3.

4.2	Statements of financial position

4.2.1	Intangible assets

The development of intangible assets is shown below:

kEUR	Internally generated assets	Software	Total
Cost
As of Jan. 01, 2021	15,896	237	16,133
Additions	3,904	105	4,009
Disposals	-	-	-
As of Dec. 31, 2021	19,801	342	20,142
Additions	7,406	180	7,586
Disposals	-	-6	-6
As of Dec. 31, 2022	27,207	516	27,722

kEUR	Internally generated assets	Software	Total
Amortization
As of Jan. 01, 2021	-647	-150	-797
Additions	-2,250	-58	-2,308
As of Dec. 31, 2021	-2,897	-208	-3,104
Additions	-2,458	-107	-2,565
Disposals	-	6	6
As of Dec. 31, 2022	-5,355	-309	-5,664

kEUR	Internally generated assets	Software	Total
Carrying amounts
As of Jan. 01, 2021	15,249	88	15,337
As of Dec. 31, 2021	16,904	134	17,038
As of Dec. 31, 2022	21,852	207	22,059

The internally generated intangible assets primarily relate to the capitalized costs of ADSE ’s development of pioneering technologies, for which ADSE intends to enable itself on the market as a provider of advanced system solutions in the fields of energy storage, battery technology and electromobility. The intangible assets are amortized according to their useful life and the amortization is presented in costs of goods sold.

Intangible assets that are material to ADSE’s consolidated financial statements include development activities relating to the development of ChargeBox (CBX), a customer specific ChargeBox (DC-CBX) and ChargePost (CPT). Development activities for CBX and DC-CBX were capitalized in the financial years 2020, 2019 and 2018 and have a remaining useful life of five years. As of the reporting date, the carrying amount of CBX amounts to kEUR 4,580 (December 31, 2021: kEUR 5,552) and of DC-CBX amount to kEUR 6,021 (December 31, 2021: 7,298). As of the reporting date, the carrying amount of CPT amounts to kEUR 8,334 (December 31, 2021: kEUR 2,204).

4.2.2	Leases

As of December 31, 2022, ADSE leases two warehouse property and one real property in Germany, one warehouse and production property in the United States of America as well as 19 vehicles. The lease terms run from 1 year up to 10 years. ADSE does not have the option to purchase the assets at the end of the contract term.

Some property leases contain an extension option. If ADSE intends to use the option, this was already considered in the lease term of the lease agreement.

When measuring lease liabilities, ADSE discounted lease payments using its incremental borrowing rate ranging from 9,03% to 3,55%. For the calculation of the incremental borrowing rates, European triple A bonds were used as the basis and adjusted for a risk premium corresponding to the external borrowing rates (credit spread).

The development of right-of-use assets is shown below:

kEUR	Property	Vehicles	Total
Right-of-use assets
As of Jan. 01, 2021	2,346	158	2,503
Depreciation charge for the year	501	93	595
Additions to right-of-use assets	-	79	79
As of Dec. 31, 2021	1,844	143	1,988
Depreciation charge for the year	622	116	739
Additions to right-of-use assets	1,912	205	2,117
As of Dec. 31, 2022	3,134	232	3,366

For leases with short-term contracts of up to one year and low-value assets, ADSE has elected not to recognize right-of-use-assets and lease liabilities. In all periods there were no material expenses for short-term leases and low-value assets.

There are no material expenses relating to variable lease payments in the measurement of lease liabilities.

ADSE did not enter into any sublease agreements.

In 2022, a total cash outflow for leases in the amount of kEUR 828 (2021: kEUR 569; 2020: kEUR 454) was recognized.

The amounts recognized in profit or loss are shown below:

kEUR	2022	2021	2020
Amounts recognized in profit or loss
Interest on lease liabilities	122	89	78
Expenses relating to short-term leases	50	2	10
Expenses relating to leases of low-value assets, excluding short-term leases of low value assets	13	7	-
Amounts recognized in the statement of cash flows
Total cash outflow of leases	828	569	454

4.2.3	Property, plant, and equipment

The development of fixed assets is shown below:

kEUR	Property, plant and equipment	Construction in progress	Total
Cost
As of Jan. 01, 2021	3,237	92	3,329
Additions	1,494	82	1,576
Disposals	-95	-	-95
Reclassification	92	-92	-
As of Dec. 31, 2021	4,728	82	4,810
Additions	2,945	539	3,484
Disposals	-136	-	-136
Reclassification	94	-94	-
As of Dec. 31, 2022	7,631	527	8,158

kEUR	Property, plant and equipment	Construction in progress	Total
Depreciation
As of Jan. 01, 2021	-1,310	-	-1,310
Depreciation	-582	-	-582
Disposals	40	-	40
As of Dec. 31, 2021	-1,852	-	-1,852
Depreciation	-1,032	-	-1,032
Disposals	116	-	116
As of Dec. 31, 2022	-2,768	-	-2,768

kEUR	Property, plant and equipment	Construction in progress	Total
Carrying amounts
As of Jan. 01, 2021	1,927	92	2,019
As of Dec. 31, 2021	2,876	82	2,958
As of Dec. 31, 2022	4,863	527	5,389

4.2.4	Other investments and other assets

Other investments and other assets include the following:

kEUR	Dec. 31, 2022	Dec. 31, 2021
Other investments	3,199	1,944
Other assets	174	140
Total	3,373	2,084

Other investments include a convertible loan granted to a customer by ADSE on April 01, 2022, in the amount of kEUR 5,000 with main purpose of funding the purchase of ADSE’s products. The loan has an interest rate of 6% p.a. and is due by March 31, 2027. As of December 31, 2022, kEUR 3,221 (December 31, 2021: kEUR 1,944) of the loan balance has been drawn and has incurred an accrued interest of kEUR 63 (December 31, 2021: kEUR 0). Additionally, an expected credit loss of kEUR 85 (December 31, 2021: kEUR 0) has been recorded, resulting in the carrying amount of kEUR 3,199 (December 31, 2021: kEUR 1,944).

Other assets include a deposit for a rental building amounting to kEUR 137 (December 31, 2021: kEUR 102) and a cash deposit at the Swiss tax office amounting to kEUR 37 (December 31, 2021: kEUR 37).

4.2.5	Inventories

Inventories include the following:

kEUR	Dec. 31, 2022	Dec. 31, 2021
Finished goods	16,804	5,074
Trading goods	1,474	257
Work in progress	3,912	2,117
Raw materials	36,766	11,511
Total	58,956	18,959

kEUR	Dec. 31, 2022	Dec. 31, 2021
Write-downs finished goods	-206	-104
Write-downs work in progress	-502	-474
Write-downs raw materials	-5,111	-5,319
Total	-5,819	-5,896

In 2022, the Company made certain classification and presentation changes within several components of inventories, including additional write-downs based on updated forecasted usage and sales. The Company determined that this change better reflects how management views and operates the business. Reclassifications of the comparative prior year 2021 amounts have been made to conform to the current presentation.

4.2.6	Trade and other receivables and contract assets

Trade and other receivables include the following:

kEUR	Dec. 31, 2022	Dec. 31, 2021
Trade receivables	13,897	7,424
Other receivables financial	925	141
Other receivables non-financial	2,169	2,825
Deferred expenses and accrued income	678	917
Total	17,670	11,308

As of the reporting date, non-financial other receivables mainly include advance payments made (December 31, 2022: kEUR 2,113, December 31, 2021: kEUR 656) and VAT claims (December 31, 2022: kEUR 1, December 31, 2021: kEUR 2,751).

4.2.7	Cash and cash equivalents

Cash and cash equivalents include the following:

kEUR	Dec. 31, 2022	Dec. 31, 2021
Cash	1	1
Cash at banks	34,440	101,812
Total	34,441	101,813

The cash and cash equivalents presented in the statement of cash flows comprise all cash reported in the statements of financial position.

As of December 31, 2022, cash at banks includes restricted cash of kEUR 12,042 (December 31, 2021: kEUR 0).

4.2.8	Equity

The changes in the various components of equity from January 01, 2020 through December 31, 2022 are shown in ADSE’s statements of changes in equity.

As described in note 1.3, ADSE Holdco was founded on July 26, 2021. On December 22, 2021, EUSG merged with EUSG II and EUSG II merged with ADSE Holdco with ADSE Holdco being the surviving entity. The shareholders of EUSG II (formerly EUSG), who decided not to redeem their shares, received 4,870,815 shares in ADSE Holdco with a nominal value of USD 0.0001 resulting in share capital of EUR 431. To effectuate the merger of ADSE Holdco with ADSE GM additional 24,683,333 were issued to the equity holders of ADSE GM with a nominal value of USD 0.0001 resulting in an increase of share capital by EUR 2,184. As part of the PIPE investment additional 15.6 million shares with a nominal value of USD 0.0001 were issued resulting in an increase in share capital by EUR 1,380. As of December 31, 2021, following the merger and capital reorganization ADSE Holdco had 48,807,898 shares in issue.

Following the merger with ADSE GM in 2021, which is accounted for as a capital reorganization, the subscribed capital of ADSE GM amounting to EUR 32,039 was reclassified to capital reserves. As part of the capital reorganization, accumulated losses and public warrant liability of EUSG amounting to EUR 16.8 million were deducted from capital reserves. Furthermore, capital reserves include EUR 43.1 million additional paid-in capital for the remaining 4,870,815 EUSG shares after redemptions and the excess of fair value of issued shares over net assets assumed as part of the merger amounting to EUR 58.5 million. Capital reserves are reduced by transaction costs amounting to EUR 11.0 million and payments for acquisition of a shareholding of an existing ADSE GM shareholder amounting to EUR 20 million. Moreover, the difference between the cash received and the nominal value of 15.6 million shares issued to the PIPE investors amounting to EUR 138.0 million is recorded within capital reserves.

The development of shares outstanding and shares in issue from January 01, 2020, to December 31, 2022, is shown in the table below. As of December 21, 2021, as part of the share for share exchange 32,039 shares of ADSE GM shareholder have been converted to 24,683,333 ordinary shares of ADSE Holdco.

in k units	2022	2021	2020
In issue as of Jan. 01	48,808	32	32
Share for share exchange	-	24,651	-
Business combination	-	24,125	-
Stock compensation	69	-	-
Outstanding as of Dec. 31	48,877	48,808	32
Treasury shares	28	-	-
In issue and outstanding as of Dec. 31	48,905	48,808	32

For the year ended December 31, 2021, the opening balance of retained earnings contains retained earnings of the ADSE GM (accounting predecessor).

The result for the period contains consolidated losses of ADSE.

As of December 31, 2022, other equity consists of currency translation reserves on translation of ADSE US from its functional currency (USD) to the presentation currency of ADSE (EUR). As of December 31, 2021, other equity consists of currency translation reserves on translation of EUSG from its functional currency (USD) to the presentation currency of ADSE (EUR) upon the merger with ADSE Holdco and on the translation of ADSE US.

As of December 31, 2022, the share capital amounts to kEUR 4 (December 31, 2021: kEUR 4, December 31, 2020: kEUR 32) and is fully paid in.

Other reserves consist of accumulated earnings of the companies included in the financial statements and other equity.

kEUR	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020
Share capital	4	4	32
Capital reserves	216,815	214,100	20,950
Other equity	45	-2	-
Retained earnings	-117,211	-29,570	-19,291
Profit/Loss	-18,906	-87,640	-10,280
Equity attributable to shareholders of ADSE	80,747	96,892	-8,589
Total	80,747	96,892	-8,589

4.2.9	Warrant liabilities

As of December 31, 2022, warrant liabilities amounting to kEUR 2,439 (December 31, 2021: kEUR 12,767) relate to 7,187,500 public warrants, 4,375,000 private warrants including 100,000 lender warrants in issue. In comparison to December 31, 2021, there have been no changes in the amount of warrants issued.

6,250,000 public warrants were issued as part of the EUSG units in the IPO to the public shareholders on January 26, 2021. Each EUSG unit contained one share and one-half warrant. Additional 937,500 warrants were issued as part of the overallotment to the underwriters.

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

Until expiration, and if the Company’s share price equals or exceeds USD 18.00 for any 20 trading days within a 30-trading day period, the Company may elect to redeem public warrants at a price of USD 0.01 per warrant. Private warrants are not redeemable by the Company, they may be exercised for cash or on a cashless basis at the holder’s option as long as they are held by the initial holders or their affiliates.

As described in the Note 1.3, on the merger of EUSG with EUSG II and ultimately with ADSE Holdco in 2021, each EUSG public and private warrant was converted into one ADSE Holdco public and private placement warrant respectively under the same terms as EUSG warrants. Upon the merger it is assessed that the EUSG public and private warrants were assumed as a liability as part of the acquisition. Therefore, the Company’s warrants issued to replace EUSG warrants are accounted as a liability at fair value through profit and loss.

Public warrants are measured at fair value through profit or loss with reference to their quoted market price on NASDAQ (Level 1 – Fair value hierarchy under IFRS 13).

The market prices for private warrants are not observable as these are not actively traded. Their fair value is determined by applying Black-Scholes option pricing model with the following inputs corroborated with observable market data (Level 2 – Fair value hierarchy under IFRS 13):

Input	Dec. 31, 2022	Dec. 31, 2021	Reference
Spot price	USD 3.12	USD 9.13	1
Strike price	USD 11.50	USD 11.50	2
Expected term (years)	3.98	4.98	3
Risk free rate	4.11%	1.26%	4
Dividend yield	0.00%	0.00%	5
Annual volatility	46.94%	23.40%	6

1.	Equal to the observed price of the common shares,
2.	Warrant strike price,
3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (December 22, 2026),
4.	Interpolated 3.98-year (December 31, 2021: 4.98) constant maturity US treasury rates,
5.	Assumed dividend yield of 0%,
6.	Implied volatility observed through the public warrants traded price.

4.2.10	Trade and other payables

Trade and other payables include the following:

kEUR	Dec. 31, 2022	Dec. 31, 2021
Trade payables	10,012	6,643
Trade payables due to related parties	1,821	2,980
Accrued expenses	1,898	1,194
Other payables financial	153	476
Other payables non-financial	1,967	2,865
Total	15,852	14,159

Trade payables mainly consist of trade accounts payable and accruals for outstanding invoices.

Trade payables due to related parties among others consist of a liability to ads-tec Industrial IT GmbH in the amount of kEUR 1,230 (December 31, 2021: kEUR 12), to ads-tec Administration GmbH in the amount of kEUR 505 (December 31, 2021: kEUR 838), to ads-tec Dresden GmbH in the amount of kEUR 28 (December 31, 2021: kEUR 1,199) and to ads-tec Engineering GmbH in the amount of kEUR 45 (December 31, 2021: 393).

For information about ADSE’s exposure to liquidity risks please refer to note 4.5.2.2.

4.2.11	Provisions

The development of provisions is shown below:

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2021	3,143	20	14	331	3,508
Added	7,717	0	4	633	8,354
Utilized	705	9	3	36	752
Reversal	1,490	0	-	-	1,490
As of Dec. 31, 2021	8,664	11	16	929	9,620

Date of maturity
Current	1,673	11	16	482	2,182
Non-current	6,991	-	-	447	7,438
Total	8,664	11	16	929	9,620

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2022	8,664	11	16	929	9,620
Added	1,571	-	0	158	1,729
Utilized	-1,523	-	-	-534	-2,057
Reversal	-469	-	-	-47	-517
As of Dec. 31, 2022	8,244	11	16	505	8,775

Date of maturity
Current	2,030	11	16	-	2,056
Non-current	6,214	-	-	505	6,719
Total	8,244	11	16	505	8,775

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

Despite the changing environment of interest rates, no significant effect from unwinding of the discount on non-current provisions was identified.

4.2.12	Loans and borrowings

As of the reporting date, loans and borrowings amount to kEUR 0.

As of December 31, 2021 loans and borrowings included a secured bank loan with varying use amounting to kEUR 7,522 which was secured over the security assignment of trade receivables and inventories with its total amount of kEUR 7,522. The interest rate was 5.96%.

During the financial year 2021, loans given to ADSE GM in prior year by its equity holders Bosch and ADSH amounting to EUR 25.3 million were assumed by the Company. During 2021, ADSE GM obtained additional EUR 17.9 million loans from Bosch and ADSH. As part of the merger, all aforementioned loans were assumed by ADSE Holdco and were converted into equity investment in ADSE GM. As of December 31, 2021, ADSE repaid all outstanding loans to shareholders.

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

kEUR		Fair Value Hierarchy	Book value Dec. 31, 2022	Fair Value Dec. 31, 2022	Book value Dec. 31, 2021	Fair Value Dec. 31, 2021
Assets
Cash and cash equivalents	At amortized cost	3	34,441	34,441	101,813	101,813
Trade receivables (short term)	At amortized cost	3	13,897	13,897	7,424	7,424
Other investments	At amortized cost	3	3,199	3,199	1,944	1,944
Other financial receivables (short term)	At amortized cost	3	921	921	141	141
Other financial receivables (long term)	At amortized cost	3	4	4	4	4
Total			52,462	52,462	111,326	111,326

Liabilities
Warrant liabilities - private	Fair value through P&L	2	1,091	1,091	5,215	5,215
Warrant liabilities - public	Fair value through P&L	1	1,348	1,348	7,552	7,552
Loans and borrowings (short term)	At amortized cost	3	-	-	7,522	7,522
Trade payables (short term)	At amortized cost	3	10,012	10,012	6,265	6,265
Trade payables due to related parties (short term)	At amortized cost	3	1,821	1,821	2,980	2,980
Lease liabilities (long term)	At amortized cost	3	2,635	-	1,537	-
Lease liabilities (short term)	At amortized cost	3	842	-	528	-
Other payables financial (short term)	At amortized cost	3	153	153	476	476
Total			17,902	14,425	32,076	30,010

Changes in fair value of warrants as well as interest income and expense on loans and borrowings and leases are included in financial result in the statement of profit or loss.

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

Restricted stock units program

In 2021, an Incentive Plan was implemented which allows ADSE to grant restricted stock units (RSUs) for members of the management and members of the board of directors. The participants shall receive a number of shares of common stock that correspond to the number of RSUs that have become vested on the applicable vesting date.

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

The valuation of the RSUs is based on the share price of ADSE Holdco minus the nominal value of the share on grant date. No option pricing model was applied.

The RSUs were measured at the share price at grant date. For all 331,250 RSUs granted on March 04, 2022, the grant date fair value is USD 8.40. For 11,600 RSUs granted on March 31, 2022, to an external consultant, the grant date fair value is USD 8.62. The weighted-average fair value as of the measurement date is USD 8.41.

In 2021, the grants under share-based payment plans developed as follows:

Program	RSUs
Number of awards	187,500
Maximum term (years)	4
Awards outstanding at the beginning of the reporting period (January 01, 2021)	-
Awards granted in the reporting period	187,500
Awards forfeited in the reporting period	-
Awards exercised in the reporting period	-
Awards expired in the reporting period	-
Awards outstanding at the end of the reporting period (December 31, 2021)	187,500
Awards exercisable at the end of the reporting period (December 31, 2021)	-

In 2022, the grants under share-based payment plans developed as follows:

Program	RSUs
Number of awards	342,850
Maximum term (years)	4
Awards outstanding at the beginning of the reporting period (January 01, 2022)	187,500
Awards granted in the reporting period	155,350
Awards forfeited in the reporting period	-50,000
Awards exercised in the reporting period	-96,873
Awards expired in the reporting period	-
Awards outstanding at the end of the reporting period (December 31, 2022)	195,977
Awards exercisable at the end of the reporting period (December 31, 2022)	-

The RSUs have no exercise price. The weighted average remaining contractual lifetime of the RSUs is 1.80 years.

When determining the expense recognition as of December 31, 2022, an average expected fluctuation of 0% p.a. was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of December 31, 2022, ADSE has recognized a gross increase in equity in the balance sheet of kEUR 1,370 (2021: kEUR 10) for share-based payments from RSUs. Additionally, for the financial year 2022, 27,609 (2021: 0) of the exercised RSUs are repurchased by ADSE as withholding of payroll taxes, causing a decrease in equity of kEUR 77 (2021: kEUR 0). This results in a net increase in equity in the balance sheet of kEUR 1,293 (2021: kEUR 10).The expense recognized for RSUs for the year ended December 31, 2022, amounts to kEUR 1,370 (2021: kEUR 10, 2020: kEUR 0).

Non-qualified stock options

Under the non-qualified stock option (NQSO) program, ADSE grants to the participant the right to acquire from ADSE the aggregate number of shares of common stock specified per share exercise price specified in the award agreement. Except for one NQSO agreement concluded under the director compensation, which will become exercisable after one year, and one NQSO agreement with a consultant, which has different vesting dates, all other options granted become exercisable according to a vesting schedule earliest after one year and latest after four years from the grant date. In case of a bad leaver-event all claims to the NQSO become forfeited. The options expire after ten years from the grant date.

For the financial year 2022, NQSO program developed as follows:

Program	NQSO
Number of awards	1,457,375
Maximum term (years)	4
Awards outstanding at the beginning of the reporting period (January 01, 2022)	-
Awards granted in the reporting period	1,457,375
Awards forfeited in the reporting period	-135,792
Awards exercised in the reporting period	-
Awards expired in the reporting period	-
Awards outstanding at the end of the reporting period (December 31, 2022)	1,321,583
Awards exercisable at the end of the reporting period (December 31, 2022)	77,100

The weighted average remaining contractual life of the NQSOs outstanding at the end of the period is 1.72 years.

The fair value at grant date is independently determined using a black-scholes model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Measurement of fair values as of March 31, 2022:

Measurement of fair values	4 years	3 years	2 years	1 year
Fair value at grant date in USD	5.02	4.52	3.87	2.26
Share price at grant date in USD	8.62	8.62	8.62	8.62
Exercise price in USD	8.62	8.62	8.62	8.62
Expected volatility in %	78.46%	80.26%	82.57%	65.97%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00

Measurement of fair values as of July 18, 2022:

Measurement of fair values	3,7 years	2,7 years	1,7 years	0,7 years
Fair value at grant date in USD	3.91	3.44	2.67	1.63
Share price at grant date in USD	6.72	6.72	6.72	6.72
Exercise price in USD	6.72	6.72	6.72	6.72
Expected volatility in %	79.73%	80.53%	76.83%	71.97%
Expected life in years	3.70	2.70	1.70	0.70
Expected dividends in %	0.00	0.00	0.00	0.00

Measurement of fair values as of November 29, 2022:

Measurement of fair values	3,34 years	2,34 years	1,34 years	0,33 years
Fair value at grant date in USD	2.99	2.60	1.73	0.80
Share price at grant date in USD	5.25	5.25	5.25	5.25
Exercise price in USD	5.25	5.25	5.25	5.25
Expected volatility in %	80.80%	82.10%	69.24%	64.72%
Expected life in years	3.34	2.34	1.34	0.33
Expected dividends in %	0.00	0.00	0.00	0.00

For the following grant date, vesting had already started with the start of employment of several employees in 2022. However, the formal grant date is January 24, 2023. Measurement of fair values as of January 24, 2023:

Measurement of fair values	3,18 years	2,18 years	1,18 years	0.18 years
Fair value at grant date in USD	1.84	1.48	1.00	0.35
Share price at grant date in USD	3.21	3.21	3.21	3.21
Exercise price in USD	3.21	3.21	3.21	3.21
Expected volatility in %	83.34%	77.63%	68.58%	62.02%
Expected life in years	3.18	2.18	1.18	0.18
Expected dividends in %	0.00	0.00	0.00	0.00

The expected price volatility is based on the historic volatility of peer group entities based on the remaining life of the options.

The individual programs with different terms and conditions were valued with corresponding term appropriate parameters for historical volatility and risk-free interest rate. The program granted to the consultant also has an exercise price of USD 10.

When determining the expense recognition as of December 31, 2022, an average expected fluctuation of 0% - 5% p.a. was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of December 31, 2022, ADSE has recognized an increase in equity in the balance sheet of kEUR 1,397 (December 31, 2021: kEUR 0) for the share-based payments from NQSOs. The expense recognized for NQSOs for the financial year 2022 amounts to kEUR 1,397 (December 31, 2021: kEUR 0).

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

ADSE has elected to classify cash flows from interest paid as financing activities, cash flows from interest received and dividends received as investing activities, and cash flows from dividends paid as financing activities. However, dividends have neither been paid nor received in the reporting period.

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

Through the business combination between the Company and EUSG (refer to note 1.3), ADSE obtained cash proceeds from the EUSG IPO and subsequent PIPE investment as of December 22, 2021. Thereby, ADSE’s capital structure significantly changed with equity becoming the primary source of financing. Consequently, equity, and in particular, capital reserves, which contain share premium from IPO and PIPE investment, are managed as capital.

ADSE’s policy is to maintain a stable liquidity position to enable ADSE growth of market presence and investments into new technologies. Currently ADSE generates negative cash flows both from operating and investing activities. The management therefore closely monitors ADSE’s liquidity reserves as well as the expected cash flows from its operating activities.

A capital structure that optimizes capital costs of equity and debt is being targeted, thus ADSE monitors the liquidity ratio regularly.

4.5.2	Financial risk management

ADSE has exposure to the following risks arising from financial instruments:

●	Credit risk,

●	Liquidity risk, and

●	Market risk.

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

As of December 31, 2022, ADSE’s main financial liabilities include trade payables as well as lease liabilities. The primary purpose of these financial liabilities is to finance ADSE’s operations and provide guarantees to support its operations. ADSE is mainly exposed to liquidity risk as well as credit risk. The market risk, mainly including currency risk, interest rate risk, and equity risk is assessed as not negligible. However, ADSE does not have long term loans with variable interest rates. Furthermore, most of the business activities are concluded in the reporting currency Euro.

4.5.2.1	Credit risk

Credit risk is the risk of financial loss to ADSE if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from ADSE’s receivables from customers and contract assets.

The carrying amounts of financial assets and contract assets represent ADSE’s maximum credit exposure. ADSE monitors its credit risk regularly.

Impairment losses on financial assets recognized in profit or loss amounted to kEUR 224 in the financial year 2022 (2021: kEUR 171, 2020: kEUR 9).

Trade receivables, contract assets and other investments

ADSE’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate.

For trade receivables, contract assets and other investments, ADSE applies the “simplified approach” and measures and accounts the loss allowance for its trade receivables at an amount equal to the lifetime expected credit losses. As there is a heterogeneous portfolio of customers separate probabilities of default rates are determined for each significant customer. The determination of probability of default is done by an external service provider that acts as an independent credit rating agency.

A write-off of the trade receivables, contract assets and other investments of individual customers within the simplified approach is applied if one or more events take place that have an influence on the customer’s credit rating. These events include payment delays, pending insolvency or concessions by the debtor due to payment difficulties. Trade receivables, contract assets and other investments are written off when there is no reasonable expectation of recovery.

kEUR	Dec. 31, 2022	Dec. 31, 2021
Trade receivables and contract assets arising from contracts with customers and other investments	19,847	13,782
thereof trade receivables	16,557	10,865
thereof contract assets	6	973
thereof other investments	3,284	1,944
Impairment loss on trade receivables and contract assets arising from contracts with customers and other investments	-256	-163
Total	19,591	13,619

In the following tables, loss allowances solely include specific valuation allowances and do not include expected credit losses on trade receivables.

kEUR	Weighted- average loss rate	Gross carrying amount	Loss allowance	Credit- impaired
Dec. 31, 2022
Current (not past due)	0.00%	13,224	-	-
1-30 days past due	0.00%	2,760	-	-
31-60 days past due	0.00%	185	-	-
61-90 days past due	0.00%	1	-	-
More than 90 days past due	15.28%	386	-59	-
Total		16,557	-59	-

kEUR	Weighted- average loss rate	Gross carrying amount	Loss allowance	Credit- impaired
Dec. 31, 2021
Current (not past due)	0.00%	8,902	-	-
1-30 days past due	0.00%	1,800	-	-
31-60 days past due	0.00%	51	-	-
61-90 days past due	0.00%	-	-	-
More than 90 days past due	51.79%	112	-58	-
Total		10,865	-58	-

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

The following table shows the remaining contractual maturities of ADSE’s financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments:

kEUR	Total	Less than 1 year	1-5 years	More than 5 years
Balance as of Dec. 31, 2022
Secured bank loans	-	-	-	-
Lease liabilities	4,887	842	3,740	305
Trade payables	10,012	10,012	-	-
Trade payables due to related parties	1,821	1,821	-	-
Other payables	4,019	3,869	-	150
Total	20,740	16,544	3,740	455

kEUR	Total	Less than 1 year	1-5 years	More than 5 years
Balance as of Dec. 31, 2021
Secured bank loans	7,522	-	7,522	-
Lease liabilities	2,269	599	1,346	324
Trade payables	6,643	6,643	-	-
Trade payables due to related parties	2,980	2,980	-	-
Other payables	4,535	4,391	-	144
Total	23,950	14,613	8,869	468

ADSE’s current financial position with a cash level of kEUR 34,441 as of December 31, 2022 (December 31, 2021: kEUR 101,813) and no debt financing reduces the liquidity risks. However, ADSE is exposed to high liquidity risks if ADSE cannot manage to generate cash from its current inventories or cannot obtain additional financing.

In 2021, the bank credit line was tied to compliance with financial covenants, which if breached, gave right of termination without notice to the bank. Thus, ADSE was exposed to liquidity risks, if the financial covenants for the bank credit line were not met. In the course of the financial year 2022, all secured bank loans in the table above have been repaid. During the financial years 2022 and 2021 ADSE fulfilled all covenants.

4.5.2.3	Market risk

Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect ADSE’s income or the value of its holdings of financial instruments. The financial instruments affected by market risk essentially comprise financial assets and financial liabilities.

Interest rate risk

Interest risk is that changes of interest rates will affect interest expenses from loans or borrowings and interest income from cash and cash equivalents. As of December 31, 2022, no third-party interest-bearing loans or borrowings exist. Based on balances in bank accounts amounting to kEUR 34,440 as of December 31, 2022, negligible interest rate risk arises with respect to interest income.

Equity risk

Equity risk is that changes in stock markets – e.g. a falling price of ordinary shares and/or public warrants of ADSE (“ADSE’s trading price”), receiving no dividends, receiving lower dividends than expected, or fluctuations in the equity markets – will affect the value of ADSE’s common shares and outstanding warrants. The volatility of ADSE’s trading price could potentially have significant impact on the valuation of warrant liabilities in the future and valuation of future share-based payments. As of December 31, 2022, equity risks arise with respect to warrant liabilities amounting to EUR 2,439. In management’s opinion, a sensitivity analysis is unrepresentative of the inherent equity risk as the year end exposure does not reflect the exposure during the year.

Currency risk

Foreign exchange risk arises when individual Group entities enter into transactions denominated in a currency other than their functional currency.

ADSE is exposed to currency risks arising from bank balances in foreign currencies, transactions in foreign currencies including revenue generated or purchases for materials and services, and operating business activities in the US for ADSE US. The main exposure of currency risks arise with respect to bank balances amounting to kEUR 10,087 (December 31, 2021: kEUR 101.729) which are denominated in USD. Lesser currency risks arise from normal operations due to 87% of revenues in 2022 (2021: 94%, 2020: 99%) are generated in EUR.

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

If the EUR had appreciated or depreciated by 10.0% against the USD as at December 31, 2022 and 2021 respectively, the consolidated profit would change in the manner shown below:

kEUR	Variance	Dec. 31, 2022	OCI	Variance	Dec. 31, 2021
Dec. 31, 2022
EUR/USD	+/-10.0%	-917/+1,121	-	+/-10.0%	-9,200/+41,800

Other market risks

ADSE is not significantly exposed to other market risks.

5.	Segment reporting

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

ADSE evaluates segmental performance based on segment revenue and segment earnings before interest, taxation, depreciation, and amortization (EBITDA). Inter-segment sales are priced along the same lines as sales to external customers.

kEUR	2022
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	25,699	731	26,430	-	26,430
Inter-segment revenues	19,924	-	19,924	-19,924	-
Total revenue	45,623	731	46,354	-19,924	26,430

Earnings before interest taxation depreciation and amortization (EBITDA)	-20,711	-8,219	-28,931	-3,156	-32,086
Depreciation and amortization	-4,312	-25	-4,337	-	-4,337
Operating result (EBIT)	-25,023	-8,245	-33,268	-3,156	-36,423
Financial income	19,922	-	19,922	593	20,515
Financial costs	-424	-3	-427	-	-427
Financial result	19,498	-3	19,495	593	20,089
Profit before tax	-5,525	-8,248	-13,772	-2,562	-16,335
Income tax expenses	-3,060	-	-3,060	488	-2,572
Profit for the year	-8,584	-8,248	-16,832	-2,075	-18,906

kEUR	2021
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	33,035	-	33,035	-	33,035
Inter-segment revenues	2,206	-	2,206	2,206	-
Total revenue	35,241	-	35,241	2,206	33,035

Earnings before interest taxation depreciation and amortization (EBITDA)	-14,467	-774	-15,241	82	-15,159
Depreciation and amortization	-3,485	-	-3,485	-	-3,485
Operating result (EBIT)	-17,952	-774	-18,725	82	-18,643
Financial income	47	-	47	-	47
Financial costs	-2,835	-	-2,835	-	-2,835
Listing fee	-65,796	-	-65,796	-	-65,796
Financial result	-68,583	-	-68,583	-	-68,583
Profit before tax	-86,535	-774	-87,309	82	-87,227
Income tax expenses	-413	-	-413	-	-413
Profit for the year	-86,948	-774	-87,722	82	-87,640

kEUR	2020
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	47,370	-	47,370	-	47,370
Inter-segment revenues	-	-	-	-	-
Total revenue	47,370	-	47,370	-	47,370

Earnings before interest taxation depreciation and amortization (EBITDA)	-6,549	-	-6,549	-	-6,549
Depreciation and amortization	-1,641	-	-1,641	-	-1,641
Operating result (EBIT)	-8,190	-	-8,190	-	-8,190
Finance income	-	-	-	-	-
Finance costs	-2,135	-	-2,135	-	-2,135
Financial result	-2,135	-	-2,135	-	-2,135
Profit before tax	-10,325	-	-10,325	-	-10,325
Income tax expenses	45	-	45	-	45
Profit for the year	-10,280	-	-10,280	-	-10,280

Total non-current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020
Europe	40,811	24,072	20,003
North America	126	-	-
Eliminations	-6,745	-	-
Total non-current assets	34,192	24,072	20,003

Total current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020
Europe	108,050	126,103	25,325
North America	22,404	3,174	-
Eliminations	-25,204	-2,124	-
Total current assets	105,250	127,152	25,325

Total liabilities of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020
Europe	57,698	54,170	53,917
North America	24,208	2,369	-
Eliminations	-23,211	-2,206	-
Total liabilities	58,695	54,332	53,917

Total revenues of both reportable segments can be broken down as follows:

kEUR	2022	2021	2020
Europe	45,623	33,035	47,370
North America	731	-	-
Eliminations	-19,924	-	-
Total revenues	26,430	33,035	47,370

Revenues from two major customers of ADSE represented kEUR 7,145 and kEUR 8,208 respectively (2021: one customer, kEUR 18,480, 2020: one customer, kEUR 41,041) of ADSE’s total revenues.

6.	Related party transactions

Related parties are natural persons or companies that can be influenced by the reporting entity, that can exert an influence on the reporting entity or that are under the influence of another related party of the reporting entity. Transactions between related parties mainly include loans, leases, and management services. All business transactions, receivables and liabilities with related parties existing at the reporting date result from ordinary business activities and are conducted at arm’s length.

Note 1 provides information about ADSE’s structure, including details of the shareholders, subsidiaries, and entities with significant influence on ADSE.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

kEUR	2022
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders*	76	-151	15	-80	-2
Transactions with affiliated companies*	262	-4,603	35	-6,027	-59
Transactions with associated companies	153	-85	-	-98	-
Total	491	-4,839	50	-6,205	-61

*)	Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the shareholders.

In the financial year 2021 ADSE acquired several items of property, plant, and equipment from ads-tec Dresden GmbH for a purchase price of kEUR 774. As of December 31, 2021, these items are presented within property, plant, and equipment in the statement of financial position.

kEUR	2021
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders*	1,601	-26	-	-457	-1,995
Transactions with affiliated companies*	2,253	-2,073	21	-5,402	-
Transactions with associated companies	-	-81	-	-47	-
Total	3,854	-2,181	21	-5,906	-1,995

*)	Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the share-holders.

kEUR	2020
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders*	-	-371	-	-2,451	-1,368
Transactions with affiliated companies*	22	-4,197	-	-3,195	-48
Transactions with associated companies	-	-75	-	-54	-
Transactions with related persons	-	-	-	-2	-
Total	22	-4,643	-	-5,702	-1,416

*)	Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH as well as any subsidiaries of Robert Bosch GmbH. Transactions with affiliates include transaction with subsidiaries of ADSH.

Other expenses

Other expenses mainly include the administration fees of kEUR 3,412 (2021: 2,963, 2020: kEUR 2,143) paid to ads-tec Administration GmbH, management fees of kEUR 0 (2021: kEUR 450, 2020: kEUR 450) paid to ADSH and development costs of kEUR 1,095 (2021: kEUR 1,479, 2020: kEUR 262) paid to ads-tec Engineering GmbH.

Interest expenses

Interest expenses mainly include the interest expense of kEUR 0 (2021: kEUR 338, 2020: kEUR 261) on the loan from ADSH, the interest expense of kEUR 0 (2021: kEUR 1,625, 2020: kEUR 1,070) on the loan from the other shareholder.

The table below provides an overview of significant account balances and transactions from such relationships.

Receivables and liabilities to shareholders and affiliated companies

Liabilities to affiliated companies mainly comprise a liability to ads-tec Industrial IT GmbH in the amount of kEUR 1,167 (2021: kEUR 12), a liability to ads-tec Administration GmbH in the amount of kEUR 476 (2021: kEUR 838) and a liability to ads-tec Dresden GmbH in the amount of kEUR 28 (2021: kEUR 1,199).

kEUR	Dec. 31, 2022		Dec. 31, 2021
	Receivables	Payables	Receivables	Payables
Transactions with shareholders*	96	216	2,108	311
Transactions with affiliated companies*	212	2,144	25	2,685
Transactions with associated companies	-	12	-	8
Total	308	2,372	2,133	3,005

*)	Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the shareholders.

Key management personnel compensation

As of the comparison date December 31, 2020, key management personnel comprised the board of directors and authorized representatives of ADSE GM. Key management personnel as of the reporting date and as of December 31, 2021, comprise the board of directors and authorized representatives of ADSE Holdco. As of the reporting date the board of directors is represented by the following people:

Key management personnel	Role
Joseph Brancato	Director
Wolfgang Breme	Chief Financial Officer
Bazmi Husain	Director
K.R. Kent	Director
Hakan Konyar	Chief Production Officer
Kurt Lauk, PhD	Director (Chairman)
Salina Love	Director
John Neville	Chief Sales Officer
Thorsten Ochs	Chief Technology Officer
Sebastian Schypulla	Chief Purchase and Logistics Officer
Thomas Speidel	Chief Executive Officer and Director
Robert Vogt	Chief Accounting Officer

Key management personnel compensation comprised the following:

kEUR	2022	2021	2020
Short-term employee benefits	2,532	1,196	783
Share-based payments	2,228	10	-
Total	4,760	1,206	783

Key management personnel compensation for the financial year 2021 solely includes short-term employee benefits for four members of the key management as the rest of the key management was first appointed on December 23, 2021 and did not receive any short-term employee benefits.

Short term employee benefits include salary, company cars, training, and other benefits. Share-based payments include expenses for restricted stock units and non-qualified stock options (see note 4.3).

7.	Other financial disclosures

As of December 31, 2022, other financial obligations exist from master purchase agreements for materials with a commitment of kEUR 48,784 (December 31, 2021: kEUR 59,537) of which kEUR 32,249 (December 31, 2021: kEUR 984) are short-term financial obligations. Furthermore, there are purchase agreements mainly for materials with a commitment of kEUR 85,214 (December 31, 2021: kEUR 16,412) of which kEUR 73,888 (December 31, 2021: kEUR 15,992) are short-term financial obligations.

As of December 31, 2022, there is a financial obligation of kEUR 3,452 (December 31, 2021: kEUR 4,194) per year from contracted long-term cost allocation agreements and rents with affiliated companies.

8.	Events after the reporting period

On January 19, 2023, ADSE GM completed the foundation of ads-tec Energy Services GmbH, Nürtingen, Germany. ads-tec Energy Services GmbH is completely owned by ADSE GM and is focusing on the global service in connection with products and services in the fields of energy management, energy storage, e-mobility and renewable energies.

In addition, ADSE GM completed the foundation of ads-tec Energy Schweiz GmbH, Zurich, Switzerland on April 25, 2023. The purpose of ads-tec Energy Schweiz GmbH is to provide consulting and other services to ADSE group entities.

In March 2023, a restructuring plan related to ADSE US was executed to support future growth plans as the segment North America did not develop as expected by management.

On May 05, 2023, ADSE entered into unsecured shareholder loans with multiple shareholders amounting to a total of kUSD 12,875, thereof kUSD 7,100 due on June 30, 2024, and kUSD 5,775 due on December 22, 2023. The shareholder loans can be drawn by ADSE as required. The shareholder loans have an interest rate of 10% per annum on the unpaid and actually drawn principal. In addition, the lenders receive redeemable warrants representing the right to purchase 1,716,667 ordinary shares, par value USD 0.0001 per ordinary share, at an exercise price of USD 3.00 per ordinary share.

On May 05, 2023, the convertible loan granted to a customer by ADSE amounting to kEUR 4,520 was completely paid back to ADSE including the principal portion as well as interest accrued (also see note 4.2.4).

No further events occurred between December 31, 2022, and May 10, 2023, that would require adjustments to the amounts recognized in these consolidated financial statements or would need to be disclosed under this heading.

9.	Approval of the financial statements

The financial statements were approved by the Board of Directors on May 10, 2023 and approved for publication.

Nürtingen

May 10, 2023

/s/ Thomas Speidel	/s/ Wolfgang Breme
Thomas Speidel	Wolfgang Breme
Chief Executive Officer	Chief Financial Officer