Form 20-F
period 2023-12-31
Ads-Tec Energy Public Ltd Co
filed 2024-04-30
CIK 1879248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2023

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

50,584,758 Ordinary Shares, nominal value $0.0001 per share as of December 31, 2023

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

“August 2023 Financing Warrants” means the 1,500,000 redeemable warrants representing the right to purchase 1,500,000 ordinary shares, par value $0.0001 per ordinary share, at an exercise price of $6.20 per ordinary share issued on August 18, 2023.

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

“December 2023 Financing Warrants” means the (i) 714,285 warrants to purchase 714,285 Ordinary Shares at an exercise price of $7.00 per Ordinary Share and 625,000 warrants to purchase 625,000 Ordinary Shares at an exercise price of $8.00 per Ordinary Share issued on December 28, 2023.

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

“May 2023 Financing Warrants” means the 1,716,667 redeemable warrants to purchase ordinary shares, par value $0.0001 per ordinary share, at an exercise price of $3.00 per ordinary share issued on May 5, 2023.

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

“Transactions” means the transactions contemplated by the Business Combination Agreement which, among other things, includes the Merger, the Bosch Acquisition and the Share-for-Share Exchange.

“Underwriters” means EarlyBirdCapital, Inc. and ABN AMRO Securities (USA) LLC, the underwriters in the IPO.

“Warrants” means warrants to purchase one Ordinary Share at a price of $11.50 per share listed on Nasdaq under the symbol “ADSEW”.

“$”, “US$” and “U.S. dollar” means the United States dollar.

“€”, “EUR” and “Euro” means the Euro.

v

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

Financial Information

This Annual Report contains our audited consolidated financial statements as of and for the periods ended December 31, 2023 and 2022 (our “audited consolidated financial statements”). The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in euros (“EUR” or €) and in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”).

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

The risk factors and cautionary language referred to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including, but not limited to, those items identified under “Item 3. Key Information – D. Risk Factors”. These risks and uncertainties include:

●	our ability to maintain the listing of the Ordinary Shares and Warrants on a national securities exchange;

●	changes adversely affecting the businesses in which we are engaged;

●	management of growth;

●	general economic conditions, including changes in the credit, debit, securities, financial or capital markets;

●	the impact of health pandemics (e.g., COVID-19) or other adverse public health developments on ADSE Holdco’s business and operations;

●	increased costs, disruption of supply, or shortage of materials, could harm our business;

●	our ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities;

●	the result of future financing efforts;

●	product liability lawsuits, civil or damages claims or regulatory proceedings relating to our technology, intellectual property or products;

●	the impact of the military action in Ukraine may affect our current and future operations in the European Union;

●	any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting;

●	changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services;

●	changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact the battery-energy storage market and thus the demand for our products and services;

●	existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or results of operation; and

●	other factors discussed in “Item 3. Key Information — D. Risk Factors” in this Annual Report.

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

Risks Related to Our Business and Financial Position

●	We are an emerging growth company with a history of losses. Our ability to continue as a going concern will depend on our ability to increase our cash flow generation and result and to secure additional financing by achieving our strategic plans.

●	We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

●	Failure to expand our geographic footprint and to build scalable and robust processes could harm our prospects for growth and profitability, and we may never successfully do so or achieve or sustain profitability.

●	We currently face competition from a number of companies, particularly in commercial and industrial battery-based energy-storage market in Europe, and expect to face significant competition in the future as the market for the EV High-Power-Charger develops.

●	We face risks related to natural disaster and health pandemics, which could have a material adverse effect on our business and results of operations.

●	We rely on a limited number of suppliers and manufacturers for our products. A loss of any of these partners could negatively affect our business.

●	Increases in costs, disruption of supply, or shortage of materials, have harmed and could harm our business again in the future.

●	Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future.

●

Economic turmoil and political instability, including a potential U.S. government shutdown, the ongoing military action in Ukraine and conflict between Israel and Hamas, could have a material adverse effect on our business, financial condition and results of operations.

●	If we are unable to attract, retain, and motivate key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed and could diminish anticipated benefits.

●	We are expanding operations internationally, which will expose us to additional tax, compliance, market and other risks.

●	Our management has limited experience in operating in the consolidated group of a U.S. public company.

●	We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

●	Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business.

●	We may be adversely affected by inflationary or market fluctuations, including impact of tariffs, in the cost of products consumed in providing our services or our cost of labor.

●	Certain estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate.

Risks Relating to EV Market

●	Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services.

●	Our future growth and success is partly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

Risks Relating to Battery Storage System Market

●	Changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact the battery energy storage market and thus the demand for our products and services.

●	We may face significant costs relating to environmental regulations for the storage and shipment of our lithium-ion battery packs.

●	The EV charging and battery energy storage markets are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and maintain and expand our intellectual property portfolio. Any delays in such development could adversely affect market adoption of our products and our business, financial condition and operational result.

Risks Related to Our Technology, Intellectual Property and Infrastructure

●	We may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

●	Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.

●	In addition to patented technology, we rely on unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

Customer-Related Risks

●	We have a concentration of sales with several key customers and any substantial reduction in sales to such customers would have a material adverse effect on our results of operations and financial condition.

●	Customer relationships with start-ups may present more risks than with established companies.

Financial, Tax and Accounting-Related Risks

●	Our financial condition and results of operations are likely to fluctuate in future periods, which could cause our results for a particular period to fall below expectations, resulting in a decline in the price of Ordinary Shares.

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

●	Certain shareholders that own a significant percentage of the Company may have interests that conflict with the Company’s or yours in the future.

●	We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

Risks Related to Our Business and Financial Position

We are an emerging growth company with a history of losses. Our ability to continue as a going concern will depend on our ability to increase our cash flow generation and result and to secure additional financing by achieving our strategic plans.

ADSE incurred a net loss of EUR 18.9 million and EUR 55.1 million for the year ended December 31, 2022 and for the year ended December 31, 2023, respectively. ADSE had an accumulated deficit of approximately EUR 136.1 million as of December 31, 2022 and EUR 191.1 million as of December 31, 2023. We expect we will improve the Company´s cash flow generation and operating result significantly in 2024. To support this positive development the company plans to continue to invest in the development, redesign and cost optimization programs of current and new products as well as further productivity increases in operations. Our ability to continue as going concern will depend on our ability to achieve these strategic plans and to raise additional equity and debt if required. ADSE’s consolidated financial statements for year ended December 31, 2023, do not include any adjustments that might result from outcome of this uncertainty and have been prepared on a basis that assumes the Company will continue as a going concern. Even if it achieves profitability, there can be no assurance that it will be able to maintain profitability in the future.

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

We have experienced rapid growth in recent periods. For example, the number of employees has grown from an average of 46 in 2018 to 239 in 2023. The growth and expansion of our business has placed and continues to place a significant strain on management, engineering, operations, financial infrastructure and corporate culture. We rely on our sales and marketing teams to expand our commercial footprint and obtain new customers and partners, respectively, in order to grow our EV charger, commercial and residential business, and rely on our engineering, operations and project management personnel to build out and serve new customers. We also rely on our technology team, which is currently being scaled, to continue to develop improvements, enhancements and new functionality in our EV charging products and battery storage systems. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with the requisite skills, technical expertise and experience, which may adversely affect our ability to expand such capabilities.

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

In addition, there are other means for charging EVs, which could affect the level of demand for onsite charging capabilities at businesses. For example, Tesla Inc. continues to build out its supercharger network across the United States and Europe for its vehicles and announced it will open its network for other brands in Europe, which could reduce overall demand for EV charging at other sites. In addition, many of the major EV manufacturers have recently announced the adoption of the North American Charging Standard (“NACS”) as the standard charging port for their future EV models. Widespread adoption of NACS by EV manufacturers may mean use of EV charging networks, including ADSE’s, that historically make use of other charging port standards such as the Combined Charging System (“CCS”) or CHAdeMO, less desirable in the future unless owners or operators of such charging stations retrofit or upgrade their charging stations to be NACS enabled. In addition to competition from established EV charging station network providers, third-party contractors can provide basic electric charging capabilities to potential customers seeking to have on premise EV charging capability as well as for home charging. In addition, many EV charging manufacturers are offering home charging equipment, which could reduce demand for fast charging capabilities of potential customers and reduce the demand for onsite charging capabilities if EV owners who find charging at home to be sufficient.

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

We face risks related to natural disaster and health pandemics, which could have a material adverse effect on our business and results of operations.

The impacts of health pandemics, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, created significant volatility in the global economy. The spread of COVID-19 also created a disruption in the manufacturing, delivery and overall supply chain of vehicle and photovoltaic manufacturers and suppliers around the world. Any sustained downturn in demand for EVs or photovoltaic or battery storage system would harm our business.

The COVID-19 pandemic resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns. These measures have adversely impacted our employees and operations and the operations of our customers, suppliers, vendors and business partners, and may negatively impact demand for our products. These measures by government authorities may return with the re-emergence of health pandemics and may adversely affect manufacturing and building plans, sales and marketing activities, business and results of operations.

If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with natural disasters or health pandemics our operations will be negatively impacted. Furthermore, if significant portions of our customers’ or potential customers’ workforces are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for High-Power-Charger and services will decline.

The extent to which natural disasters or health pandemics may impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and when and to what extent normal economic and operating activities can resume. Health pandemics may limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used in High-Power-Chargers and battery storage systems or to provide installation or maintenance services, resulting in manufacturing delays and increases in prices for such components and materials. Even after health pandemics have subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of health pandemics as well as reduced spending by businesses, could each have a material adverse effect on the demand for our products and services.

We rely on a limited number of suppliers and manufacturers for our products. A loss of any of these partners could negatively affect our business.

We rely on a limited number of suppliers to manufacture our High-Power-Charger and battery storage systems, including in some cases only a single supplier for some products and components. This reliance on a limited number of manufacturers increases our risks, since it does not currently have proven reliable alternative or replacement manufacturers beyond these key parties. In the event of interruption, it may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our suppliers is impacted by any interruption at a particular location. For example, in 2023 there were supply chain issues that affected the supply of electronic components and the manufacturing business globally, caused delays in the production of our products and adversely impacted our revenues.

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

Adverse economic conditions or reduced spending by our customers may adversely impact our business.

Our business depends on the economic health of our current and prospective customers and overall demand for EV charging infrastructure. In addition, the purchase of ADSE products and services is often discretionary and typically involves a significant commitment of capital and other resources. The United States, the European Union, and the United Kingdom have recently experienced historically high levels of inflation. In response to high levels of inflation and recession fears, the U.S. Federal Reserve, the European Central Bank, and the Bank of England have raised, and may continue to raise, interest rates and implement fiscal policy interventions. Even if these interventions lower inflation, they may also reduce economic growth rates, create a recession, and have other similar effects. A further downturn in macroeconomic conditions, including rising inflation and interest rates; supply chain disruptions; global political and economic uncertainty; geopolitical tensions, such as the ongoing Russia-Ukraine conflict, the ongoing Israel-Hamas conflict and the possibility of conflict or sanctions between the United States and China; a lack of availability of credit; financial services sector instability; a reduction in business confidence and activity; and other factors have in the past, and may in the future, negatively affect the industries to which ADSE sells its products and services. Our customers may suffer from reduced operating budgets, which could cause them to defer, reduce, or forego purchases of our products or services. Moreover, competitors may respond to market conditions by lowering prices, which may make the prices for ADSE products and services less competitive or cause us to reduce our prices, which in turn may reduce gross margins and adversely affect the Company’s growth. Uncertainty about global and regional economic conditions, a downturn in the sale or delivery of EVs, or a reduction in EV infrastructure spending even if economic conditions are stable, could adversely impact our business, financial condition, and results of operations.

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

Economic turmoil and political instability, including a potential U.S. government shutdown, the ongoing military action in Ukraine and conflict between Israel and Hamas, could have a material adverse effect on our business, financial condition and results of operations.

Current economic turmoil and political instability in the geographic markets we serve, such as tight credit markets, inflation, low consumer confidence, limited capital spending, and changes in government priorities, could have a material adverse effect on our business, financial condition and results of operations. In addition, if there is a government shutdown in the United States, especially a prolonged shutdown, it could have a material adverse effect on our business, financial condition and results of operations. For example, the Inflation Reduction Act (“IRA”), which contains numerous credits and tax incentives that may be beneficial to us, was adopted in August 2022, but interagency guidance processes are still ongoing. A prolonged U.S. government shutdown could cause uncertainty or delay in such processes, which could impact the timing of any benefits we anticipate receiving under the IRA. In addition, a government shutdown may impact the availability and administration of government funding, which may impact our ability to secure a loan with the U.S. Department of Energy, or our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

While to date we have not made material acquisitions, any acquisitions we may pursue in the future would be subject to risks.

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

Additionally, competition for employees can be intense, particularly in area of Stuttgart, Germany, where ADSE GM’s headquarters are located, and the ability to attract, hire and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect our business, including the execution of our global business strategy. For example, the resignation of an executive officer could cause us to expend resources to ensure a smooth transition with his or her successor due to the transfer of institutional knowledge and divert management attention away from executing our operational plan during this transition period.

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

Our primary operations are in Germany and we maintain contractual relationships with parts and manufacturing suppliers in Asia, the United States, Europe and other locations. Also, we are continuing to invest to increase our presence in the United States. Managing this expansion requires additional resources and controls, and could subject us to risks associated with international operations, including:

●	conformity with applicable business customs, including translation into foreign languages and associated expenses;

●	lack of availability of government incentives and subsidies;

●	challenges in arranging, and availability of, financing for customers;

●	potential changes to our established business model;

●	cost of alternative power sources, which could vary meaningfully outside of Germany;

●	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

●	installation challenges, including those associated with local licensing and permitting requirements;

●	differing driving habits and transportation modalities in other markets;

●	different levels of demand among commercial, industrial and residential customers;

●	compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the European Union (the “EU”) General Data Protection Regulation (“GDPR”), national legislation implementing the same and changing requirements for legally transferring data out of the European Economic Area;

●	compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act (“FCPA”) and the United Kingdom Anti-Bribery Act;

●	conforming products to various international regulatory and safety requirements;

●	difficulty in establishing, staffing and managing foreign operations;

●	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

●	restrictions on repatriation of earnings;

●	employee and management actions that are not in compliance with our Code of Conduct could result in violations of laws and regulations, including, but not limited to, risks associated with anti-corruption, fair competition, consumer interests, communication and human rights;

●	compliance with potentially conflicting and changing laws of taxing jurisdictions and compliance with applicable German tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws;

●	challenges in obtaining intellectual property protection, policing the unauthorized use of intellectual property or pursuing enforcement of intellectual property rights outside of Germany;

●	challenges in obtaining property protection due to risks arising from theft or asset misappropriation;

●	compliance with business partner, anti-money laundering and anti-terrorist financing laws and regulations, including sanctions and export control regulations;

●

geopolitical turmoil, including the ongoing invasion of the Ukraine by Russia, the conflict between Israel and Hamas or increased trade restrictions between the EU, Russia, China and other countries, social unrest, political instability, terrorism, or other acts of war which may further adversely impact supply chains, transportation and logistics; and

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

If we seek to raise additional capital in order to meet various objectives, including developing existing or future technologies and solutions, increasing working capital, acquiring new clients, expanding geographically and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute stock ownership. Our ability to raise equity and debt financing may be impacted by increased market volatility, decreased market liquidity, adverse trends in employment levels, prolonged inflation, geopolitical instability or conflicts (including the ongoing hostilities between Russia and Ukraine), trade disruptions, economic or other sanctions, or a sustained capital market correction, among other events, and third-party financing being unavailable on terms acceptable to us or at all.

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

The Warrants are accounted for as liabilities and the changes in fair value of the Warrants could have a material effect on our financial results.

In accordance with IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Presentation, the Company has determined that its Warrants should be measured at fair value on its statement of financial position, with any changes in fair value to be reported each period in earnings on its consolidated statements of profit or loss and comprehensive income (loss). As a result of the recurring fair value measurement, the Company’s financial statements may fluctuate on an interim basis, based on factors which are outside of its control. Due to the recurring fair value measurement, the Company expects that it will recognize non-cash gains or losses on the Warrants each reporting period and that the amount of such gains or losses could be material.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and may occur on our systems in the future. Cybersecurity organizations in many countries have published warnings of increased cybersecurity threats to U.S. and European business, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks, particular directed at energy, fueling or infrastructure service providers. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

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

We operate in a rapidly evolving industry with a limited history.

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

We will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which we have total annual gross revenue of $1.235 billion; (ii) the last day of our fiscal year following January 26, 2026 (i.e., the fifth anniversary of the date on which EUSG consummated its initial public offering); (iii) the date on which we issue more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of the Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

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

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Israel and Hamas.

In October 2023, Hamas conducted several terrorist attacks in Israel resulting in ongoing war across the country, forcing the closure of many businesses in Israel for several days. In addition, there continue to be hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In early 2023, there were a number of changes proposed to the political system in Israel by the current government which, if implemented as planned, could lead to large-scale protests and additional uncertainty, negatively impacting the operating environment in Israel. Uprisings in various countries in the Middle East over the last few years have also affected the political stability of those countries and have led to a decline in the regional security situation.

Due to this, the global economy has been negatively impacted by the military conflict between Israel and Hamas. There could be an expansion of the countries involved, which could lead to significant detrimental effects to the global economy. Although we do not have significant customers or suppliers in the Middle East region, we do have customers and suppliers in surrounding regions which may be affected. Further, escalation of the Israel and Hamas conflict and geopolitical tensions related to such military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, cyber attacks, supply disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business, financial condition and results of operations. The effects of the ongoing conflict could heighten many of our known risks described in these “Risk Factors.”

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

Risks Relating to EV Market

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

We or our customers may be required to obtain licenses for certain so-called “standard essential patents” in order to comply with applicable standards, which could require us to pay additional royalties on certain of our products. If we or our customers are unable to obtain such licenses, our business, results of operations, financial condition and prospects would be harmed.

We or our customers may be required to obtain licenses for third-party intellectual property. In particular, we may be required to obtain licenses to certain third-party patents, so-called “standard essential patents,” that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. If we need to license any third-party intellectual property, standard essential patents or other technology, we could be required to pay royalties on certain of our products. In addition, while the industry standards bodies and antitrust laws in certain countries may require participating companies to license their standard essential patents on fair, reasonable, and nondiscriminatory terms, there can be no assurances that we will be able to obtain such licenses on commercially reasonable terms or at all. Although we may implement a dedicated standard essential patents licensing-in reference policy, our inability to obtain required third-party intellectual property licenses on commercially reasonable terms or at all could harm our business, results of operations, financial condition or prospects. If our customers are required to obtain such licenses, there can be no assurances that their businesses will not be adversely affected. In addition, if our competitors have significant numbers of essential patents and/or patent license rights, they could be at an advantage in negotiating with our customers or potential customers, which could influence our ability to win new business or could result in downward pressure on our average selling prices.

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

We also rely on physical and electronic security measures to protect our proprietary information, but cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights, and our business, financial condition and results of operations could be materially adversely affected.

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

In addition, automobile manufacturers may choose to utilize their own proprietary systems, which could lock out competition for EV chargers, or to use their size and market position to influence the market, which could limit our market and reach to customers, negatively impacting our business. For example, many of the major EV manufacturers have announced the adoption of the NACS as the standard charging port for their future EV models. It is possible that other charging or similar standards may be introduced into the emerging EV market by EV manufacturers, EV charging infrastructure suppliers and other market participants which may not be compatible with ADSE’s products or technologies that may cause ADSE to have to adapt its business, processes or services to comply with such standard, which may require significant time and research and development costs and, as a result, may have a material and adverse effect on ADSE’s revenue or results of operations.

Our technology has had and in the future could have undetected defects, errors or bugs in hardware or software which has and could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.

We have been and in the future could be subject to claims that High-Power-Charger and battery storage systems are defective or have malfunctioned, or even that persons were injured or purported to be injured as a result of such defects, and our customers may bring legal claims against the Company to attempt to hold it liable. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. For example, certain of our customers have experienced a malfunction in our High-Power Charger that we believe is likely the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and implement countermeasures to address these defects and may require us to replace such products under our warranty. These activities have resulted in the recognition of a special warranty provision in the year ended December 31, 2021 and its utilization in subsequent years as detailed under “Item 5. Operating and Financial Review and Prospects – Operating Results – Results of Operations – Comparison of the Twelve Months Ended December 31, 2022 and 2021 – Other Expenses.” We expect to continue to address this issue, and this defect or similar events in the future could adversely affect our brand, relationships with customers and vendors, operating results or financial condition.

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

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. ADSE’s research and not capitalized development expenses were kEUR 2,012, kEUR 1,701 and kEUR 2,832 during the fiscal years ended December 31, 2021, 2022, and 2023 respectively, and are likely to grow in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

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

Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. Sales and marketing expenses represent a significant percentage of our total revenue, and our operating results will suffer if sales and marketing expenditures do not contribute significantly to increasing revenue. With the extension of sales and marketing operations and activities, we may also face risks resulting from marketing laws and regulations, including violations against consumer protection laws by improper or misleading marketing.

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

We have a concentration of sales with several key customers and any substantial reduction in sales to such customers would have a material adverse effect on our results of operations and financial condition.

While we expect to significantly diversify our customer basis in the next twelve months, historically we have had one major customer that comprised approximately 56%, 27% and 9% of our revenues in 2021, 2022, and 2023, respectively. In 2022 and 2023, there was one other customer that comprised 36% (2022: 31%) of our total revenue. In 2023, we devoted considerable resources to further diversify our customer base including an additional customer that comprised 14% of total revenue. 80% of total revenue in 2023 have been gained with 6 customers. If we are not able to sufficiently and further diversify our customer base, we will remain subject to significant risks associated with a highly concentrated customer base.

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

A growing portion of the Company’s current customer base is comprised of start-up companies. Customer relationships with start-up companies present special risks because these companies do not have an extensive operating history. As a result, there is less demonstration of market acceptance of their products or services, making it harder for us to anticipate needs and requirements than with established customers. In addition, funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we plan or previously experienced. Further, supply chain risks arising from health pandemics or geopolitical turmoil may have a more significant impact on start-up customers than with established customers. This may result in additional credit risk, including but not limited to the collection of trade accounts receivables and payment for their inventory. Although we perform ongoing credit evaluations of our customers and adjust our allowance for doubtful accounts receivable for all customers, including start-up customers, based on the information available, these allowances may not be adequate. If we do not have adequate allowances recorded, our results of operations may be negatively affected.

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

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate:

●	the timing and volume of new sales;

●	fluctuations in service costs, particularly due to unexpected costs of servicing and maintaining chargers;

●	the timing of new product introductions, which can initially have lower gross margins;

●	weaker than anticipated demand for Higher-Power-Charger and battery storage system, whether due to changes in government incentives and policies or due to other conditions;

●	fluctuations in sales and marketing or research and development expenses;

●	supply chain interruptions and manufacturing or delivery delays;

●	the timing and availability of new products relative to our customers’ and business partners’ expectations;

●	the length of the sales and installation cycle for a particular customer;

●	the impact of natural disasters or health pandemics on our workforce, or those of our customers, suppliers, vendors or business partners;

●	ability to attract and retain qualified personnel; and

●	unanticipated changes in federal, state, local or foreign government incentive programs, which can affect demand for EVs and battery storage systems.

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

ADSE generated a loss carryforward in its development phase in an amount of kEUR 128,587 as of its financial year ended December 31, 2023 which may be used to off-set taxes in Germany on future profits in an amount of kEUR 116,270. As a matter of German tax law, loss carryforwards will be disregarded for tax purposes in case of a change of control unless certain exemptions are met (e.g. valuation issues of hidden reserves). While currently management is optimistic that these criteria can be met in whole or in part and thus loss carryforwards will continue to be available for the future, there is no certainty that the German Tax Authorities will recognize this assessment as it has a certain discretionary scope to evaluate hidden reserves and company values.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management is also required, on a yearly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual consolidated financial statements might not be prevented or detected on a timely basis. As described in “Item 15. Controls and Procedures”, there were several material weaknesses identified in our disclosure and internal controls over financial reporting.

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

We have developed a remediation plan and are continuously working on the implementation and further improvement of this plan. Our remediation plan can only be accomplished over time, and these initiatives may not accomplish their intended effects. Failure to maintain our internal control over financial reporting could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. Likewise, if our financial statements are not filed on a timely basis, we could be subject to regulatory actions, legal proceedings or investigations by Nasdaq, the SEC or other regulatory authorities, which could result in a material adverse effect on our business and/or we may not be able to maintain compliance with certain of our agreements. Ineffective internal controls could also cause investors to lose confidence in our financial reporting, which could have a negative effect on our stock price, business strategies and ability to raise capital.

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

EUSG management concluded that in light of the error described above, a material weakness existed in EUSG’s internal control over financial reporting related to EUSG’s accounting for complex financial instruments and that, because of this and additional material weaknesses identified in the fiscal quarters ended January 31, 2021, April 30, 2021, and July 31, 2021, EUSG’s disclosure controls and procedures were not effective for all periods noted above.

EUSG restated its previously issued financial statements to report all Public Shares as temporary equity and implemented a remediation plan to remediate these material weaknesses surrounding EUSG’s historical presentation of the Public Shares but can give no assurance that the measures it has taken will prevent any future material weaknesses or deficiencies in internal control over financial reporting. Even though we have strengthened controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

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

The stock market in general has experienced extreme volatility in the wake of the COVID-19 pandemic Russia’s ongoing incursion into Ukraine, and increases in inflation rates that have often been unrelated to the operating performance of particular companies. As a result of this volatility, shareholders may not be able to sell their Ordinary Shares or Warrants at or above the price paid for the securities. The market price for the Ordinary Shares and Warrants may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	volatility in the wake of a natural disaster or health pandemic that has often been unrelated to the operating performance of particular companies

●	the impact of emerging natural disaster, health pandemics or other adverse public health developments;

●	actual or anticipated variations in operating results;

●	changes in financial estimates by the Company or failure to meet these estimates;

●	failure of securities analysts to initiate or maintain coverage of the Company, changes in financial estimates by any securities analysts who follow the Company, or the Company’s failure to meet these estimates or the expectations of investors;

●	the issuance of reports from short sellers that may negatively impact the trading price of the Ordinary Shares and/or Warrants;

●	conditions or trends in the Company’s industry;

●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that operate in the electric vehicle charging infrastructure industry;

●	announcements by the Company or its competitors of new product or service offerings, significant acquisitions, technical innovations, capital commitments, strategic partnerships or divestitures;

●	announcements of investigations or regulatory scrutiny of the Company or lawsuits threatened or filed against the Company;

●	negative publicity related to problems in the Company’s manufacturing or the real or perceived quality of the Company’s products;

●	rumors and market speculation involving the Company or other companies in our industry;

●	capital commitments;

●	political and country risks in the geographical areas in which the Company is operating;

●	business disruption and costs related to shareholder activism;

●	new laws, regulations, subsidies, or credits or new interpretations of them applicable to the Company’s business;

●	the expiration of contractual lock-up or market standoff agreements;

●	additions or departure of key personnel;

●	sales or anticipated sales of Ordinary Shares and/or Warrants, including sales by the Company, the Company’s directors and officers, or shareholders;

●	market conditions in the Company’s industry and general economic, political and market conditions, including those resulting from ongoing conflict between Russia and Ukraine and increased trade restrictions by governmental and private entities; and

●	expectations of future cash dividend declarations and payments.

The future exercise of registration rights and exercise of outstanding warrants may adversely affect the market price of Ordinary Shares.

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

In addition, in private placement offerings in May 2023, August 2023 and December 2023, the Company issued a total of 1,716,667 May 2023 Financing Warrants, 1,500,000 August 2023 Financing Warrants, and 1,339,285 December 2023 Financing Warrants. Except for 1,716,667 of the May 2023 Financing Warrants and 1,500,000 of the August 2023 Financing Warrants, all of the Company’s outstanding warrants are currently exercisable and the shares issuable upon exercise of the warrants have been registered under registration statements. The exercise of a significant number of warrants may have an adverse effect on the market price of our Ordinary Shares.

Certain shareholders that own a significant percentage of the Company may have interests that conflict with the Company’s or yours in the future.

Two of our shareholders beneficially own approximately 56.2% of the outstanding Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.” For so long as these shareholders continue to own a significant percentage of our Ordinary Shares, they will be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Ordinary Shares, they will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company and ultimately might affect the market price of the Ordinary Shares.

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

As of April 26, 2024, the Company has warrants outstanding to purchase up to an aggregate of 16,218,433 Ordinary Shares and outstanding options exercisable for 77,100 Ordinary Shares. In addition, we may choose to seek third-party financing to provide working capital for our business, in which event the Company may issue additional equity securities. We may also issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

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

We may redeem your Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making such warrants worthless. We will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sales price of the Ordinary Shares reported has been at least $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within the 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrant holders. We will not redeem the warrants as described above unless (i) a registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of such warrants is effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period or (ii) we have elected to require the exercise of the Public Warrants on a cashless basis; provided, however, that if and when the Public Warrants become redeemable by the Company, we may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

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

If ADSE Holdco is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section titled “Item 10.E. Taxation — Material U.S. Federal Income Tax Considerations) of Ordinary Shares or Warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. It is uncertain whether ADSE Holdco will be treated as a PFIC for the current taxable year or any future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and depends, among other things, upon the composition of ADSE Holdco’s gross income and assets and its market capitalization, which is likely to fluctuate. Accordingly, there can be no assurance that Parent will not be treated as a PFIC for any taxable year. For a more detailed discussion of certain material U.S. federal income tax consideration that may be relevant to a U.S. Holder in respect of ADSE Holdco’s PFIC classification, please see the section titled “Item 10.E. Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to acquiring, owning and disposing of Ordinary Shares and Warrants.

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

The jurisdiction and choice of law clauses set forth in the Amended and Restated Warrant Agreement, and our status as an Irish company, may have the effect of limiting a warrant holder’s ability to effectively pursue its legal rights against us in any United States court.

The Amended and Restated Warrant Agreement provides that disputes arising under the Amended and Restated Warrant Agreement are governed by New York law and that the Company consents to jurisdiction in courts of the State of New York or the United States District Court for the Southern District of New York. This provision may limit the ability of warrant holders to bring a claim against the Company other than in courts of the State of New York or the United States District Court for the Southern District of New York and may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes under the Amended Warrant Agreement. The Amended and Restated Warrant Agreement, however, also expressly makes clear that this choice of law and forum provision shall not restrict a warrant holder from bringing a claim under the Exchange Act in any federal or state court having jurisdiction over such claim. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Irrespective of the ability of a warrant holder to bring an action in any such forum, due to the fact that we are an Irish company with all of our properties located outside of the United States, if a warrant holder brings a claim against us under the Amended Warrant Agreement, the Securities Act or Exchange Act, or otherwise, such warrant holder may have difficulty pursuing its legal rights against us in any United States courts having jurisdiction over any such claims.

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

Business Strategy

We are a supplier of integrated technology platforms (ecosystem platforms) that enable customers to run their EV charging and energy business models on those decentralized platforms. Our ecosystem platforms consist of hardware, software and services and are designed to provide key functions such as flexibility (energy storage with a battery), intelligent energy- and data management, as well as a wide range of related and recurring digital and physical services. We believe that these decentralized ecosystem platforms will play a significant role in the transition to a low carbon economy. These decentralized systems are getting more and more complex as the level of integration increases. Development must follow continuous changes in regulatory requirements and component improvements. Batteries, power inverters and all the software and security involved must be serviceable and maintained over a long period of time. For the leading players in the future energy market such as utilities and operators, the question of which platforms to invest in and run their business on will, in our opinion, be based on the quality and total cost of ownership of such platforms. Our core business is providing and servicing these ecosystem platforms to, ideally, all of the future power companies, in principle, striving to reach a CO2 neutral world. Due to the depth of our experience and capabilities across a wide range of technical disciplines, we have positioned ourselves as the partner of choice for customers running their business and serving their end-customers on these platforms. We strive to penetrate three main domains of the decentralized energy market: (1) Ultra-fast Charging on power limited grids; (2) Residential sector coupling; and (3) Commercial & Industrial applications.

The High Power Charging opportunity

EVs are expected to play a significant role in mobility. Bloomberg NEF (“BNEF”) expects that yearly sales of electric vehicles globally will reach double digit millions per year between 2026 and 2030. This will lead to a strong increase of EVs in the vehicle population, requiring increasingly quick, reliable, and comfortable charging. Consumers expect at least a comparable convenience and freedom of mobility they are used to with internal combustion vehicles (ICV) today. Charging within hours might be acceptable if the car is not needed (for example, at home, over night or at the workplace). With an upcoming mobility mass-market, there will be more and more EV owners which will not be able or allowed to install their own homecharger (Level2 or AC-Wallbox) at their dedicated parking lots. Out of that reason, we expect that vehicle owners will want to recharge their vehicles to gain meaningful additional range quickly not only during long-distance travel, but also within the local area they are situated. It cannot be expected that people will be willing to plan a journey like people did 100 years ago. Sudden events, spontaneous rides and unexpected travel must be covered. Hence, ultra-high-power chargers must be widely available in a wide-area network, not only on the highway. Our equipment, which allows the driver to add 100 miles of range in less than 10 minutes (if the car allows sufficient power input), addresses this need of ultra-fast charging everywhere.

Charging electric vehicles in minutes typically requires DC fast charging with charging power in excess of 100kW. We believe that power grids are generally not designed to provide this amount of power at all locations without an upgrade of the grid. We believe, from an economic perspective, that it will not likely be considered reasonable to expand and upgrade the grids everywhere to provide this amount of power just for temporary charging. We have developed a solution to provide a quick charge within minutes with up to 320kW, which we believe will enable ultra-high charging power on a lower power grid connection starting from 22/50 kW subject to local regulation. Our charger works with an internal battery buffer. The buffer will be filled from the existing grid at a lower power rate. As soon as the car shows up to get recharged, the available grid power can be boosted up to 320kW by using the buffered energy in the charger.

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

ChargePost. The ChargePost is a product that became available in late 2022. It can be connected to existing low power grids and requires virtually no additional construction work in most situations, starting with approximately 20kW at 400 V. Furthermore, the ChargePost can have 75’’ advertisement screens allowing our partners and customers an additional revenue stream out of the investment. Grid services such as bidirectional operations and physical services such as frequency regulation or reactive power supply will be able to be operated on this system. The ChargePost is a semi-mobile ultra-high-power charger which can easily follow the demand by providing up to 300kW charging power even on low powered grids.

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

Market Opportunity

Charging

The EV charging market is profiting from the recent increase in the global demand. Based on stringent emission regulations and an increasing customer acceptance of EVs, including the associated increase in the number of EV models offered by original equipment manufacturers (“OEMs”), the demand has accelerated strongly. Going forward, McKinsey, Bloomberg, P3 Group and ADSE expect that the EV market, accompanied by an increasing demand for chargers, will continue to show strong growth, and expects prices for EVs to fall, partly due to lower battery costs, stronger performance of new EVs and the availability of a charging infrastructure supported by public investments, incentives and regulations. According to BNEF, the demand for EVs in ADSE’s target markets will increase between 2020 and 2025 by almost 30% per annum.

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

However, we believe most of the existing power grids in Europe and the U.S. are not designed for providing area-wide ultra-fast charging anywhere. As of today, the low power from the grid is limiting the electro mobility. With ADSE’s charging systems, solutions are available which allow ultra-fast charging despite the limitations of the grid. Profiting from the integrated battery buffer, the power received from the standard low power grid connection (20 – 110 kW) will be used for continuously charging the integrated battery and allowing power output to the vehicle of up to 320 kW.

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

ADSE believes there are several potential competitors which offer battery-based products similar to ADSE’s products in the future. In terms of technical specifications in particular, due to the combination of high available charging (to the EV) & recharging power (from the grid into the ADSE battery storage) with a small footprint and low noise emission, ADSE believes it is well-positioned compared to current and future competitors. In 2022, ADSE was nominated for the German Future Award for Innovation and Technology, demonstrating its position as a leading technology company. A particular advantage of the HPC Booster is that it can be located very flexibly at a broad range of potential customer sites due to the battery and charging pole being separated (up to 100m apart from the ChargeBox). By continued R&D efforts, ADSE strives to incorporate new technical developments in battery technology, into its products.

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

Furthermore, ADSE sees a potential market opportunity in replacing outdated and slow DC chargers with 50kW charging power. ADSE offers an advantage because the existing and limited power from these locations is enough to install ADSE’s charging solutions while offering improved ultra-fast charging to the EV drivers (up to 320kW).

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

In the Residential segment, ADSE intends to offer a highly integrated eco-platform that specially addresses the needs of single and smaller multifamily homes who would like to integrate renewable energy generation at the site through PV or power-heat cogeneration units, DC-Charging at home, scalable energy storage and a connection to the electricity grid.

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

The following table represents the breakdown of total revenues by geographic market for each of the last three financial years:

Revenue by Region (kEUR)	2023	2022	2021
Germany	77,449	19,538	23,809
Switzerland	1,462	1,628	1,186
Ireland	8,050	1,223	1,944
Sweden	8,688	207	324
Spain	143	1,071	3,371
Netherlands	4,770	872	491
Austria	1,389	-	750
United States of America	4,971	731	-
Other countries	462	1,160	1,158
Total	107,384	26,430	33,035

The following table presents the revenue from contracts with customers disaggregated by major products:

Major Products (kEUR)	2023	2022	2021
Charging	89,323	19,506	23,721
Commercial and industrial	15,788	4,463	6,334
Service	2,004	1,774	2,235
Residential	41	287	479
Other	227	400	267
Total	107,384	26,430	33,035

The business performance of ADSE does not follow a regular seasonality or cyclicality of results.

Raw Materials and Suppliers

ADSE sources primarily in European Union and Asia a number of key raw materials, parts and supplies for the assembly of its products including but not limited to semiconductors, power modules, battery cells, HVAC components, mechanical systems, electrical components, and electronic components, such as conductors, switches, fuses and DC-meters. While ADSE strives to source standard components where possible, many components are sourced from single suppliers for which it may not be possible to find an alternative source in a short period of time or even at all. In addition, supplier changes may have impact on certification and customer acceptances. Further raw material may be subject to high price volatility as for example in 2023 battery cells, semiconductors, power modules and electrical components. Due to ADSE competencies in design and manufacturing and using own generated patents, it expects that in principle almost any supplier can be replaced over time. However, such replacements may require additional development work, which may have negative impact on the ADSE’s ability to deliver products and its profitability.

Raw materials, parts and supplies obtained from third-party vendors contained and may contain defects resulting in the malfunction of ADSE’s products. ADSE could be subject to claims that its products are defective or have malfunctioned, or even that persons were injured or purported to be injured as a result of such defects, and ADSE’s customers may bring legal claims against ADSE to attempt to hold it liable. Any insurance that ADSE carries may not be sufficient or it may not apply to all situations. To the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. See “Item 3.D. Risk Factors — Our technology has had and in the future could have undetected defects, errors or bugs in hardware or software which has and could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.” For example, certain of our customers have experienced a malfunction in our High-Power Charger (HPC) that we believe is the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and repair these defects or replace such products under our warranty. We are in the process of exchanging such affected products and have set up a provision of approximately EUR 5.1 million as of year end December 31, 2023 in connection with such process. We expect to continue to address this issue, and this defect or similar events in the future could adversely affect our brand, relationships with customers and vendors, operating results or financial condition.

Employees and Human Capital Management

As of December 31, 2023, ADSE had 239 (2022: 189) employees, with 230 (2022: 167) in Europe and 9 (2022: 22) in the U.S. These employees include 32 (2022: 32) in sales and marketing, 128 (2022: 92) in operations, 58 (2022: 42) in product development, and 21 (2022: 23) in general and administrative positions. ADSE currently also relies, and may continue to rely, on professional employer organizations and staffing organizations for the employment to complement our workforce. Additionally, ADSE has retained a number of expert advisors and consultants that help navigate it through different aspects of its business. ADSE considers its relations with its employees to be good and has not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded ADSE’s business operations.

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

4.C. Organizational Structure

ADSE’s organizational chart is below:

4.D. Property, Plants and Equipment

ADSE GM’s headquarters are located in Nürtingen, Germany. Our properties consist of office space within general, commercial office buildings. The Company also maintains three further facilities, two of which are located in Germany (Klipphausen and Köngen) and one is located in U.S. (Auburn (AL)). These sites are used for production, as offices, as warehouses, as laboratories, and/or for prototyping (Köngen).

Below is a list of our material leased property as of the date of this Annual Report, including the type of property, our business area, location and approximate square meterage.

Type of property	Location	Square Meterage	Owned/Leased
Office and Laboratory	Nürtingen, Germany	2,112	Long-term Leased
Production and Warehouse	Klipphausen, Germany	8,550	Long-term Leased
Warehouse, Laboratory and Prototyping	Köngen, Germany	1,402	Short-term Leased
Warehouse	Auburn (AL), USA	1,626	Short-term Leased

Except for the third and fourth property listed in the table above (which lease term is three to six months), lease agreements for our premises are generally long-term leases with terms of between 1 and 10 years.

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

As of December 31, 2023, ADSE had an accumulated deficit of EUR 191,2 million. ADSE has funded its operations mainly with capital contributions, sustained shareholder loans and customer payments.

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

United States Expansion

ADSE operates in Europe and in the United States. The United States is expected to be a significant contributor to ADSE’s revenue in future years. ADSE believes it is also well positioned to grow its US business, both through new potential business relationships and the expansion of existing multinational business relationships. However, ADSE primarily competes with larger providers of non-battery buffered EV charger producers. Many of these competitors have no ultra-high-power charger, which could cause poor experiences and have a negative impact on overall EV adoption in the US and Europe. ADSE’s growth requires differentiating itself as compared to the potential newcomers and existing competitors with AC and DC chargers. If ADSE is unable to penetrate the market in US, its future revenue growth and profits may be impacted. Most recently, ADSE opened a pilot installation of a ChargeBox at a multi-family residential complex in Florida.

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

Impact of New Product Releases

As ADSE introduces new products, its gross margins may be temporarily impacted by launch costs until its supply chain achieves targeted cost reductions. In addition, ADSE may accelerate its operating expenditures where it sees growth opportunities which may impact gross margin until upfront costs and inefficiencies are absorbed and normalized operations are achieved. ADSE also continuously evaluates and may adjust its operating expenditures based on its launch plans for its new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As ADSE attains higher revenue, it expects operating expenses as a percentage of total revenue to continue to decrease in the future as it focuses on increasing operational efficiency and process automation.

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

For the fiscal years 2021, 2022 and 2023 the revenue stream mainly includes the production and delivery of ChargeBox (CBX) and ChargePost (CPT). Revenue for the CBX and CPT are recognized once the product is transferred to the customer. Included in the revenue for the CBX in fiscal year 2021 are also development cost contributions made by the customer which were recognized in accordance with the delivery of the CBX in the same year. Additionally, the revenue stream “Commercial and Industrial” in fiscal year 2023 includes the delivery of a large-scale modular battery storage solution. The revenue for such storage solutions is recognized over time. The percentage of completion is based on the incurred costs.

For the fiscal year 2024, ADSE expects revenue to increase year-over-year despite the challenges associated with the war between Ukraine and Russia, the war between Israel and Hamas and related supply chain disruptions. ADSE expects revenue in 2024 to exceed revenue levels of 2023 as it increases its sales to new and existing customers, expands its operations in the United States, and broadens its product offerings, particularly for charging.

Cost of Sales

Prior to July 1, 2021, ADSE used ads-tec Dresden GmbH, a wholly-owned subsidiary of ADSH, as contract manufacturer to assemble the ChargeBox and to produce battery storage systems. ADSE’s cost of sales include raw material costs, raw material costs used by contract manufacturer, own production costs, and the contract manufacturer’s cost of finished goods. On July 1, 2021, the production was transferred to ADSE GM. For ADSE’s in-house production, cost of sales include raw material, parts, labor and manufacturing costs. Further, cost of sales include allocated overhead attributable to facilities, salaries and information technology as well as the amortization of capitalized development costs.

It also includes cost for field service operations, spare parts, license cost for BigLinX, allocated facilities and information technology expenses, salaries, and related personnel expenses for providing 3rd level service and third-party support costs to perform installations, maintenance and repair service.

Gross Profit and Gross Margin

Gross profit is revenue less cost of sales and gross margin is gross profit as a percentage of revenue. ADSE offers a range of products which vary widely in price and associated margin. Accordingly, ADSE’s gross profit and gross margin have varied and are expected to continue to vary from period to period due to revenue levels; geographic, vertical and product mix; new product introductions, and its efforts to optimize its operations and supply chain.

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

Selling, General, and Administrative Expenses

Selling, general and administrative (SG&A) expenses primarily consist of personnel-related expenses, external storage, packaging, marketing cost, professional or legal fees, transaction cost, and other expenses. ADSE incurred additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq listing standards, additional insurance expenses (including directors’ and officers’ insurance), investor relations activities and other administrative and professional services. ADSE also further increased the size of its selling, general and administrative function to support the growth of its business. Overall, the company expects that the SG&A remains on the level of FY2023 in FY2024.

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

Other Operating Expenses

Other operating expenses primarily include a provision for onerous contracts resulting from a contract under which the fixed purchase obligation for inventories exceeds the expected income from the sale of corresponding products. In addition, they include expenses from special warranties and exchange rate losses.

Other Income

Other income consists mainly of income from reversal of provisions, cost refunds and insurance compensation.

Finance Income

Finance income consists mainly foreign currency gains and remeasurement of warrant liabilities.

Finance Costs

Finance costs primarily relates to losses from the remeasurement of warrant liabilities and interest expenses from shareholder loans in fiscal year 2023, interest expenses for leasing and guarantee commissions in fiscal year 2022, and bank loans and sustained shareholder loans in fiscal year 2021.

Income Tax Benefits/(Expenses)

The tax benefits/(expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except to the extent to which they are reported directly in equity or in the other operating income.

The tax loss carry forwards amounted to EUR 82.8 million at December 31, 2022 and EUR 128.6 million at December 31, 2023.

Results of Operations

Comparison of the Twelve Months Ended December 31, 2023 and 2022

The results of operations for the twelve months ended December, 2023 and 2022 presented below should be reviewed in conjunction with ADSE’s audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The following table summarizes ADSE’s historical results of operations for the periods indicated:

	Year Ended December 31,
in kEUR	2023	2022	Change	Change (%)
Continuing Operations
Revenue	107,384	26,430	80,954	306%
Cost of sales	(110,270)	(30,904)	(79,366)	257%
Gross profit (loss)	(2,886)	(4,474)	1,588	(35)%
Research and development	(2,832)	(1,701)	(1,131)	66%
Selling and general administrative	(27,823)	(31,319)	3,496	(11)%
Impairment gains (losses) on trade receivables, contract assets, and other investments	104	(228)	332	(146)%
Other expenses	(11,755)	(1,084)	(10,671)	984%
Other income	667	2,383	(1,716)	(72)%
Operating Result	(44,525)	(36,423)	(8,102)	22%
Finance income	190	20,515	(20,325)	(99)%
Finance expenses	(13,887)	(427)	(13,460)	3,152%
Net finance result	(13,697)	20,089	(33,786)	(168)%
Result before tax	(58,221)	(16,335)	(41,886)	256%
Income tax benefits (expenses)	3,141	(2,572)	5,713	(222)%
Result from continuing operations	(55,081)	(18,906)	(36,175)	191%
Result for the period	(55,081)	(18,906)	(36,175)	191%
Other comprehensive income (loss) for the period, net of tax	61	46	15	33%
Total comprehensive result for the period	(55,020)	(18,860)	(36,160)	192%

Revenue

The following table summarizes the changes in revenue from the twelve months ended December 31, 2022 to 2023.

	Year Ended December 31
In kEUR	2023	2022	Change	Change (%)
Charging	89,323	19,506	69,817	358%
Commercial & Industry	15,788	4,463	11,325	254%
Residential	41	287	(246)	(86)%
Service	2,004	1,774	230	13%
Other	227	400	(173)	(43)%
Total	107,384	26,430	80,954	306%

The following table summarizes the changes in revenue from the twelve months ended December 31, 2022 to 2023 based on geography.

	Year Ended December 31
In kEUR	2023	2022	Change	Change (%)
Europe	102,413	25,699	76,714	299%
North America	4,971	731	4,240	580%
Total	107,384	26,430	80,954	306%

Total revenue increased by EUR 81.0 million or 306%, from the year ended December 31, 2022 to December 31, 2023, primarily due to the extension of the company’s business. The increase relates to higher sales of the product ChargePost in Europe.

The Company generated 36% and 31% of total revenue from one customer for the fiscal year ended December 31, 2023 and 2022, respectively and 9% and 27% from another customer for the fiscal year ended December 31, 2023 and 2022, respectively. In addition, the company generated 14% of total revenue with an additional customer for the fiscal year ended December 31, 2023.

Cost of Sales

Cost of sales increased by EUR 79.4 million or 257%, from the year ended December 31, 2022 to December 31, 2021, primarily due to increased material and personnel expenses in connection with the increased revenue of EUR 81.0 million. As a percentage of sales, cost of sales slightly decreased due to some functional cost being fixed costs such as depreciation and amortization.

Gross Profit

Gross profit improved by EUR 1.6 million from a loss of EUR 4.5 Million for the year ended December 31, 2022 to a loss of EUR 2.9 million for the year ended December 31, 2023. The change was primarily due to increased revenue and scale economies of fixed cost.

Research and Development

Research and development expenses increased by EUR 1.1 million or 66%, from the year ended December 31, 2022 to December 31, 2023. These figures represent the effect after capitalizing development cost as intangible assets. In the year ended December 31, 2023, the company has capitalized development cost of EUR 5.4 million (year ended December 31, 2022: EUR 7.4 million). The high research and development expenses represent the company’s ongoing efforts in the development of new products. Capitalized expenses in the year ended December 31, 2023 were reduced by government grants of EUR 2.0 million and have therefore decreased as compared to the prior year.

Selling and General Administrative

Sales and general administrative expenses decreased by EUR 3.5 million or 11%, from the year ended December 31, 2022 to December 31, 2023 primarily due to decreased personnel cost in connection with the restructuring in the U.S. In addition, personnel cost of EUR 4.2 million were reclassified to cost of sales to improve the view on how management views and operates the business.

Impairment Gains (Losses) on Trade Receivables, Contract Assets, and Other Investments

Impairment losses on trade receivables, contract assets, and other investments decreased by kEUR 332, from the year ended December 31, 2022 to December 31, 2023 due to the reversal of a reserve for receivables that were repaid in the year ended December 31, 2023.

Other Expenses

Other expenses increased by EUR 10.7 million from the year ended December 31, 2022 to December 31, 2023 primarily due to forming a provision for onerous contracts in 2023.

Other Income

Other income decreased by EUR 1.7 million from the year ended December 31, 2022 to December 31, 2023 primarily due to a lower amount from the release of provisions and income from compensations compared to 2022.

Net Finance Result

Net finance result changed from positive EUR 20.1 million for the year ended December 31, 2022 to negative EUR -13.7 million for the year ended December 31, 2023. Finance income decreased by EUR 20.3 million due to foreign currency gains and remeasurement gains of warrants that had occurred only in the year ended December 31, 2022. For the year ended December 2023, the remeasurement of warrant liabilities resulted in losses of EUR 10.9 million due to the increase in stock price to USD 7.15 from USD 3.12 on December 31, 2022. In addition, finance expenses for the year ended December 31, 2023 include interest expenses from shareholder loans taken out in financial year 2023 in the amount of EUR 2.8 million.

Income Tax Benefits/Expenses

Income taxes changed from income tax expenses of EUR 2.6 million for the year ended December 31, 2022 to income tax benefits of EUR 3.1 million for the year ended December 31, 2023 primarily due to originating and reversal of temporary differences.

Comparison of the Twelve Months Ended December 31, 2022 and 2021

The results of operations for the twelve months ended December, 2022 and 2021 presented below should be reviewed in conjunction with ADSE’s audited condensed financial statements and the notes thereto included elsewhere in this Annual Report.

The following table summarizes ADSE’s historical results of operations for the periods indicated:

	Year Ended December 31,
in kEUR	2022	2021	Change	Change (%)
Continuing Operations
Revenue	26,430	33,035	(6,605)	(20)%
Cost of sales	(30,904)	(35,310)	4,406	(13)%
Gross profit (loss)	(4,474)	(2,275)	(2,199)	(97)%
Research and development	(1,701)	(2,012)	311	(15)%
Selling and general administrative	(31,319)	(13,321)	(17,998)	135%
Impairment losses on trade receivables, contract assets, and other investments	(228)	(171)	(57)	33%
Other expenses	(1,084)	(5,402)	4,318	(80)%
Other income	2,383	4,538	(2,155)	(48)%
Operating Result	(36,423)	(18,643)	(17,780)	95%
Finance income	20,515	47	20,468	43549%
Finance expenses	(427)	(2,835)	2,408	(85)%
Share listing expenses	0	(65,796)	65,796	*
Net finance result	20,089	(68,583)	88,672	(129)%
Result before tax	(16,335)	(87,227)	70,892	(-81)%
Income tax benefits (expenses)	(2,572)	(413)	(2,159)	523%
Result from continuing operations	(18,906)	(87,640)	68,734	(78)%
Result for the period	(18,906)	(87,640)	68,734	(78)%
Other comprehensive income (loss) for the period, net of tax	46	(2)	48	(2,400)%
Total comprehensive result for the period	(18,860)	(87,642)	68,782	(78)%

Revenue

The following table summarizes the changes in revenue from the twelve months ended December 31, 2021 to 2022.

	Year Ended December 31
In kEUR	2022	2021	Change	Change (%)
Charging	19,506	23,721	(4,215)	(18)%
Commercial & Industry	4,463	6,334	(1,871)	(30)%
Residential	287	479	(192)	(40)%
Service	1,774	2,235	(461)	(21)%
Other	400	267	133	50%
Total	26,430	33,035	(6,605)	(20)%

The following table summarizes the changes in revenue from the twelve months ended December 31, 2021 to 2022 based on geography.

	Year Ended December 31
In kEUR	2022	2021	Change	Change (%)
Europe	25,699	33,035	(7,336)	(22)%
North America	731	0	731	* %
Total	26,430	33,035	(6,605)	(20)%

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

Research and Development

Research and Development expenses decreased by kEUR 311 or 15%, from the year ended December 31, 2021 to December 31, 2022 due to focusing on development of new products and those expenses being capitalized.

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

Net Finance Result

Net finance result increased by EUR 88.6 million or 129%, from the year ended December 31, 2021 to December 31, 2022 primarily due to share listing expenses of EUR 65.8 million in 2021. Finance income increased by EUR 20.5 million due to foreign currency gains and remeasurement of warrant liabilities and finance expenses decreased by EUR 2.4 million primarily due to lower interest expenses from loans.

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

As of December 31, 2023, ADSE had EUR 13.9 million short term loans. As of December 31, 2022, ADSE had no loans or borrowings.

As of December 31, 2023 and 2022, we had cash and cash equivalents of EUR 29.2 million and EUR 34.4 million, respectively, of which as of December 31, 2023 EUR 1.5 million were restricted. Our cash is mainly held in Euros and U.S. Dollars at banks.

Management has considered conditions and events which provide substantial doubt about ADSE’s ability to continue as a going concern (i.e., historically recurring losses and negative cash flows from operations) over the 12 months following the issuance of the financial statements. ADSE’s cash on hand and the shareholder loans executed in May 2023 and August 2023, and the private placement executed in December 2023, together with cash generated from sales to customers, should satisfy ADSE’s working capital and capital requirements for at least the next twelve months from April 30, 2024, the date on which ADSE’s audited financial statements were issued. However, no assurances can be provided that sufficient cash is generated from ADSE’s operating activities. If ADSE is unable to do so, it may need to ask for additional funding and/or significantly curtail its operations, modify existing strategic plans and/or dispose of certain operations or assets. See also ADSE’s audited financial statements for the years ended December 31, 2023 and 2022, respectively, included elsewhere in this Annual Report for more information. For greater discussion of the shareholder loans, see “Item 7.B – Related Party Transactions – Indebtedness.”

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

Debt Profile

	As of December 31,
In kEUR	2023	2022
Shareholder loans (1)	13.908	0
Total	13.908	0

(1)	On May 5, 2023, the Company issued unsecured promissory notes with an aggregate principal amount of $12,875,000 to certain shareholder lenders. The notes have an interest rate of 10% per annum and are repayable in tranches the latest on June 30 2024. On August 18, 2023 the Company issued secured promissory notes with an aggregate principal amount of $15,000,000 to certain shareholder lenders. As of December, an amount of $7,500,000 of these notes was drawn. The notes have an interest rate of 10% per annuum and are repayable on July 31, 2024. The total outstanding amount of both notes as of December 31, 2023, amounted to $19,600,000. Please also refer to Item 7.B – Related Party Transactions – Indebtedness.

The above amount shows the amortized cost of the shareholder loans considering a debt discount from the issue of warrants related to the loans and transaction cost - both are amortized over the term of the loans using the effective interest method.

Cash Flow Summary

	Year Ended December 31,
In kEUR	2023	2022	2021
Cash Flow from operating activities	(20,659)	(57,805)	(18,304)
Cash Flow from investing activities	(9,920)	(10,874)	(5,585)
Cash Flow from financing activities	25,492	(8,655)	125,950
Net (decrease) increase in cash and cash equivalents	(5,087)	(77,334)	102,062
Net cash and cash equivalents at the end of the period	29,162	34,441	101,813

Operating Activities

The negative Cash Flow from operating activities decreased by EUR 37.1 million from the year ended December 31, 2022 to December 31, 2023 primarily due to a reduction of cash outflow for inventories.

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

Investing Activities

The negative Cash Flow from investing activities decreased by EUR 0.9 million from the year ended December 31, 2022 to December 31, 2023 primarily due to lower investment in production facilities.

The negative Cash Flow from investing activities increased by EUR 5.3 million from the year ended December 31, 2021 to December 31, 2022 primarily due to investment for the development of new products.

Financing Activities

The Cash Flow from financing activities increased by EUR 34.1 million from the year ended December 31, 2022 to December 31, 2023 primarily due to cash inflows from shareholder loans, the issue of shares and the issue of warrants.

The Cash Flow from financing activities decreased by EUR 134.6 million from the year ended December 31, 2021 to December 31, 2022 primarily due to the received cash proceeds in FY2021 in the course of the merger and repayment of secured bank loans.

Commitments and Contractual Obligations

As of December 31, 2023, commitments from master purchase agreements for materials exist of kEUR 42.064, of which kEUR 36.885 are short-term. Additionally, other commitments for purchase for materials exist of kEUR 43.030 of which kEUR 41.008 are short term. For contracted long-term cost allocation agreements and rents with affiliated companies, commitments exist of kEUR 4.109 per year. We had no material cash commitments for capital expenditures.

Our other contractual obligations consist mainly of lease obligations capitalized under IFRS 16. Lease obligations are our future minimum commitments under lease agreements within the scope of IFRS 16 and reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this annual report. Lease agreements, which were not recognized in accordance with the exemptions in IFRS 16, are not material and therefore not presented here. As of December 31, 2023, lease obligations for lease liabilities amounted to EUR 3.4 million, reflecting our future minimum lease commitments. As of December 31, 2023, EUR 0.9 million of the undiscounted committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months and EUR 2.7 million between January 1, 2025 and December 31, 2028.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as defined in Item 303 of Regulation S-K as of December 31, 2022 and December 31, 2023.

JOBS Act

ADSE Holdco qualifies as an “emerging growth company” and, under the JOBS Act, is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies.

ADSE Holdco could remain an emerging growth company until the last day of ADSE Holdco’s fiscal year following January 26, 2026 (i.e., the fifth anniversary of EUSG’s initial public offering). However, if ADSE Holdco’s annual gross revenue is $1.235 billion or more, if its non-convertible debt issued within a three year period exceeds $1 billion or the market value of its ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, ADSE Holdco would cease to be an emerging growth company as of the following fiscal year.

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

For the periods ended December 31, 2021, 2022 and 2023, there were no research costs reflected in the statement of comprehensive income. ADSE generally does not conduct research activities.

5.D. Trend Information

Other than as described in “Item 3. Key Information – D. Risk Factors” and in “Item 4.B. – Business Overview”, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our year ended December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS and its interpretations as issued by the IASB. For a discussion of our significant accounting policies and other estimates, please see “Material accounting policies” in note 3.3 and “Accounting estimates and management judgments” in note 2 of the notes to our consolidated financial statements included in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of ADSE Holdco’s directors and the executive officers of the corporate group comprised of ADSE Holdco and all its direct and indirect subsidiaries as of the date of this Annual Report.

Name	Age	Position
Kurt Lauk, PhD(2)	77	Director (Chairman of the Board)
Joseph Brancato(3)	66	Director
Andreas Fabritius, PhD(1)(3)	66	Director
Alwin Epple(1)(3)	61	Director
Sonja Harms, PhD(1)	49	Director
Thomas Gerhart Speidel	56	Director and Chief Executive Officer
Wolfgang Breme	63	Chief Financial Officer
Hakan Konyar	54	Chief Production Officer
Michael Rudloff	63	Chief Operations Officer
Sebastian Schypulla	37	Chief Purchase and Logistic Officer

(1)	Member of the Audit Committee
(2)	Member of the Nominating Committee
(3)	Member of the Compensation Committee

Kurt J. Lauk, PhD is the co-founder and President of Globe CP GmbH, a private investment firm established in 2000. His varied experience includes service as a Member of European Parliament (2004 2009), including as a Member of Economic and Monetary Affairs Committee and Deputy Member of the Foreign and Security Affairs Committee. Dr. Lauk possesses extensive European automotive industry experience, primarily through his positions as Member of the Board of Management and Head of World Wide Commercial Vehicles Division of Daimler Chrysler (1996 1999), as well as Deputy Chief Executive Officer and Chief Financial Officer (with responsibility for finance, controlling and marketing) of Audi AG (1989 1992). He currently serves as a Trustee of the International Institute for Strategic Studies in London and was an honorary professor with a chair for international studies at the European Business School in Reichartshausen, Germany. Dr. Lauk possesses both a PhD in international politics (Kiel), as well as an MBA (Stanford).

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

Andreas Fabritius, PhD serves as a director of ADSE Holdco. Mr. Fabritius has served as a Partner at Freshfields Bruckhaus Deringer, a leading global law firm, for more than 30 years. He is specialized in public and private M&A as well as general corporate law. His clients include German and international companies, banks, financial investors, and government agencies. He studied law and economics in Bonn and Speyer in Germany, at the University of Michigan Law School in the US, and at the European Institute in Italy. In addition to his role at Freshfields, Dr. Fabritius serves as British Honorary Consul in Frankfurt am Main.

Alwin Epple serves as a director of ADSE Holdco. Mr. Epple has served as Chairman of the Advisory Board for AMANN & Söhne GmbH & Co.KG, a worldwide operating manufacturer of industrial sewing threads and embroidery yarns, and as a member of the Board of Management of Hanns A. Pielenz-Stiftung, a non-profit foundation, since 2016. Additionally, from 2016 through 2023, Mr. Epple served as the Chief Audit Executive of Mercedes-Benz Group AG (Daimler AG) Stuttgart/Germany, Detroit/USA, and Beijing/China. Mr. Epple studied economics at Eberhard-Karls-University Tübingen and has participated in multiple executive management training sessions at Harvard University and the Wharton School of the University of Pennsylvania.

Sonja Harms, PhD serves as a director of ADSE Holdco. Dr. Sonja Harms is the co founder and managing partner of GREEN MINE GmbH Wirtschaftsprüfungsgesellschaft (“GREEN MINE”). GREEN MINE specializes in implementation and consulting for financial and sustainability reporting according to national and international reporting requirements. Before founding GREEN MINE, she worked for Ernst&Young GmbH ranked as manager in the assurance service line (2004 - 2009) and as a freelancer (2015 - 2023) and as group accounting manager at Henkel AG Co. & KGaA (2010 - 2012). She also worked as a professor at the FOM University for Applied Science in Essen, Germany (2018 - 2022). She holds a PhD in Business Administration from the University of Münster and is appointed as a German Certified Auditor in Germany since 2007. We believe Dr. Harms is well qualified to serve as a director due to her extensive experiences and know-how as a financial expert.

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

Wolfgang Breme serves as the Chief Financial Officer of ADSE since July 2022. He has extensive international experience in the financial management of technology-oriented engineering, production and Hi-Tech companies, including more than twenty years as a Board Member and Chief Financial Officer. As a member of the executive board AIXTRON SE (FSE: AIXA), he was responsible for finance and administration for almost a decade. He also held CFO positions at technotrans SE, AVENTICS (formerly Bosch Rexroth Pneumatics) and the Skeleton Technologies Group. Mr. Breme has many years of ECM and VC experience an international environment as well as M&A expertise and is familiar with the challenges of the volatile project business in Hi-Tech environments.

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

Michael Rudloff serves as the Chief Operations Officer of ADSE since October 2023 and has extensive expertise in technology leadership, strategy development and performance improvement of the company in market, product, technology and processes. From May 2023 to October 2023, Mr. Rudloff served as Senior Vice President of ADSE. Prior to that, he served as the Chief Restructuring Officer and later the Chief Executive Officer of Dauphin Office Interior GmbH & CO.KG, a manufacturer of innovative seating solutions for office, contract, and industrial sectors, from August 2021 until December 2023.  From April 2017 to July 2021, Mr. Rudloff served as the Chief Executive Officer of Willy Sauter GmbH&Co.KG, a manufacturer of tool and workpiece carrier systems for machine tools. Mr. Rudloff holds a degree in Industrial Engineering and Management from the University of Applied Sciences Würzburg/Schweinfurt.

Sebastian Schypulla serves as our Chief Purchase and Logistic Officer since May 2022. He spent more than ten years at Porsche AG and has held various positions in the procurement. Prior to his current role at ADS-TEC Energy as Chief Purchase and Logistics Officer, Mr. Schypulla served as Manager General Procurement in the Operating Material & Charging Infrastructure division. He holds a diploma in Business Administration from the Technical University of Dresden, where he was Member & Executive Vice-President of the Erasmus Initiative for almost two years.

Board Diversity Matrix (as of April 30, 2024)
Country of Principal Executive Offices:	Ireland
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	2
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2
Directors who are Aboriginal Peoples	0
Directors with Disabilities	0

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

The aggregate amount of compensation, awarded to, granted, earned by and paid, including aggregate cash compensation, benefits, restricted stock units and stock options, to our directors and executive officers who were employed by, or otherwise performed services for, the Company for the fiscal year ended December 31, 2023 was approximately EUR 3.5 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors.

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

Rudloff Employment Agreement. In October 2023, ADSE GM entered into an employment agreement with Michael Rudloff for his service as Chief Operations Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his role as Chief Operations Officer comprising (i) an annual base salary of €250,000, (ii) a discretionary bonus of up to €150,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and (iii) equity awards under the ADSE Holdco Omnibus Incentive Plan, solely at the discretion of the ADSE Holdco board of directors.

Breme Employment Agreement. In July 2022, ADSE GM entered into an employment agreement with Wolfgang Breme for his service as Chief Financial Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his role as Chief Financial Officer comprising (i) an annual base salary of €250,000, (ii) a discretionary bonus of up to €150,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and (iii) equity awards under the ADSE Holdco Omnibus Incentive Plan, solely at the discretion of the ADSE Holdco board of directors.

Schypulla Employment Agreement. In May 2022, ADSE GM entered into an employment agreement with Sebastian Schypulla for his service as Chief Purchase and Logistics Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his role as Chief Purchase and Logistics Officer comprising (i) an annual base salary of €250,000, (ii) a discretionary bonus of up to €125,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and (iii) equity awards under the ADSE Holdco Omnibus Incentive Plan, solely at the discretion of the ADSE Holdco board of directors.

Konyar Employment Agreement. ADSE GM currently has an employment agreement in place with Mr. Hakan Konyar, effective September 18, 2019, for his service as Chief Operation Officer of ADSE GM. The agreement with Mr. Konyar was amended on December 21, 2021 to reflect Mr. Konyar’s new role as Chief Production Officer of ADSE. Under Mr. Konyar’s employment agreement, he is compensated with an annual base salary and is eligible for an annual discretionary cash bonus of up to €110,000 based on achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors. Under the terms of the agreement as amended, Mr. Konyar earns a base salary of €200,000. Mr. Konyar’s Base Salary was adjusted to €240,000 with a cash bonus of up to €100,000 in January 2024. In addition, he is covered by ADSE’s D&O insurance policy. All other material provisions from the 2019 employment contracts remain in force.

Vogt Employment Agreement. ADSE GM had an employment agreement in place with Mr. Vogt, effective March 13, 2020, for his service as Chief Financial Officer of ADSE GM. The agreement with Mr. Vogt was amended on February 5, 2022 to reflect Mr. Vogt’s new role as Chief Accounting Officer of ADSE and was in substantially the same form as Mr. Konyar’s employment agreement. Under Mr. Vogt’s employment agreement, he was compensated with an annual base salary and was eligible for an annual discretionary cash bonus of up to €112,500 based on achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and stock awards under the 2021 Plan. Under the terms of the agreements as amended, Mr. Vogt earned a base salary of €250,000. In addition, he was covered by ADSE’s D&O insurance policy. All other material provisions from the 2019 employment contracts remained in force. Mr. Vogt resigned from his position as Chief Accounting Officer of ADSE with an effective date of May 31, 2023.

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

6.C. Board Practices

Independence of Directors

The Nasdaq corporate governance rules require that a majority of the board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). The board of directors of ADSE Holdco has determined that Joseph Brancato, Kurt Lauk, PhD, (Chairman), Andreas Fabritius, PhD, Alwin Epple and Sonja Harms, PhD are considered independent directors.

Classes of Directors

The board of directors is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

●	the Class I director includes Joseph Brancato and Alwin Epple;

●	the Class II director includes Sonja Harms and Andreas Fabritius

●	the Class III directors include Kurt Lauk and Thomas Speidel.

The term of the initial Class I directors will terminate at the conclusion of the Company’s 2025 annual general meeting; the term of the Class II directors will terminate on the conclusion of the Company’s 2026 annual general meeting; and the term of the initial Class III directors will terminate on the conclusion of the Company’s 2024 annual general meeting. The term of the Class II directors terminated on the conclusion of the Company’s 2023 annual general meeting; Messrs. Bazmi Husain and K.R. Kent and Ms. Love informed the Company of their decision not to run for re-election.

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

Meetings and Committees of the Board of Directors

ADSE Holdco has a separately standing audit committee, nominating committee and compensation committee.

Audit Committee Information

ADSE Holdco’s audit committee of the board of directors consists of Ms. Harms, Mr. Fabritius and Mr. Epple, each of whom is independent under the applicable Nasdaq listing standards. A written charter for the audit committee was adopted on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The purpose of the audit committee is, among other things, to assist the Board in its oversight responsibilities relating to appointing, retaining, setting compensation of, and supervising ADSE Holdco’s independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing ADSE Holdco’s accounting practices and systems of internal accounting and disclosure controls.

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

Dr. Harms serves as the audit committee financial expert.

Nominating Committee Information

ADSE Holdco’s nominating committee of the board of directors is comprised of Mr. Lauk. Each member of the nominating committee is independent under the applicable listing standards. The nominating committee adopted a written charter on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on ADSE Holdco’s board of directors.

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

Compensation Committee Information

ADSE Holdco’s compensation committee of the board of directors consists of Messrs. Brancato, Fabritius and Epple, each of whom is independent under the applicable Nasdaq listing standards. The compensation committee adopted a written charter on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The purpose of the compensation committee is to facilitate the Board’s discharge of its responsibilities relating to reviewing and approving compensation paid to ADSE’s officers and directors and administering ADSE Holdco’s incentive compensation plans, including authority to make and modify awards under such plans.

Code of Business Ethics

ADSE Holdco has adopted a Code of Conduct and Code of Business Ethics that apply to all of ADSE’s employees, officers, and directors. This includes ADSE’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of ADSE Holdco’s Code of Conduct and Code of Business Ethics has been posted on ADSE Holdco’s website at https://www.ads-tec-energy.com/en/company/corporate-governance/. ADSE Holdco intends to disclose on its website any future amendments of the Code of Conduct or Code of Business Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or ADSE Holdco’s directors from provisions in the Code of Conduct and Code of Business Ethics. Information disclosed on ADSE Holdco’s website is not a part of this Annual Report.

Clawback Policy

ADSE Holdco has adopted a clawback policy to provide for the recovery of erroneously-award incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules and applicable listing standards.

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

Shareholder and Interested Party Communications

Prior to the consummation of the Transactions, ADSE Holdco’s board of directors did not provide a process for shareholders or other interested parties to send communications to the board of directors of ADSE Holdco because management believed that it was premature to develop such processes given the limited liquidity of the Ordinary Shares at that time. However, management of ADSE Holdco may establish a process for shareholder and interested party communications in the future.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 50,584,763 Ordinary Shares, par value $0.0001 per share, and 57,734 treasury shares, par value $0.0001 per share, outstanding as of April 26, 2024, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner (1)	Ordinary Shares	% of Outstanding Ordinary Shares
Officers and Directors
Joseph Brancato(2)	6,500	* %
Hakan Konyar	—	—
Kurt Lauk(3)	47,500	* %
Sonja Harms	—	—%
Thomas Speidel(4)	18,284,423	36.1%
Wolfgang Breme(5)	39,583	* %
Sebastian Schypulla(6)	57,343	* %
Michael Rudloff	—	—
Alwin Epple	—	—
Andreas Fabritius	—	—
All (10 individuals)	18,435,349	36.4%
Greater than 5% Shareholders
ADSH(7)	18,020,882	35.6%
Robert Bosch GmbH(8)	10,462,451	20.7%
Bosch(9)	8,062,451	15.9%

*	Less than 1 percent

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o ADS-TEC ENERGY PLC, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

(2)	Consists of 6,500 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan.

(3)	Consists of (i) 10,000 Ordinary Shares purchased in open market transactions held by Globe CP GmbH and (ii) 37,500 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan, which may be exercised within 60 days of April 26, 2024.

(4)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange, (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions, (iii) 400,000 Warrants issued to ADSH pursuant to shareholder loans which may be exercised within 60 days of April 26, 2024, (iv) 59,347 Ordinary Shares held directly by Mr. Speidel issued pursuant to ADSE Holdco’s equity incentive plan, (v) 177,500 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of April 26, 2024 and (vi) 22,667 Warrants issued to Mr. Speidel pursuant to shareholder loans which may be exercised within 60 days of April 26, 2024. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation. As such, Mr. Speidel may be deemed to have beneficial ownership of the securities held directly by ADSH. Mr. Speidel disclaims beneficial ownership of any securities held by ADSH other than to the extent of his pecuniary interests therein, directly or indirectly.

(5)	Consists of (i) 26,250 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of April 26, 2024 and (ii) 13,333 warrants issued pursuant to shareholder loans which may be exercised within 60 days of April 26, 2024

(6)	Consist of (i) 9,062 Ordinary Shares issued pursuant to ADSE Holdo’s equity incentive plan and (ii) of 45,000 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of April 26, 2024.

(7)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange and (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions and (iii) 400.000 warrants issued to ADSH pursuant to shareholder loans which may be exercised within 60 days of April 26, 2024. The business address of ADSH is Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation.

(8)	Consists of (i) 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange and (ii) 2,400,000 EUSG Class A Ordinary Shares issued to Robert Bosch GmbH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

(9)	Consists of 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of April 26, 2024, we had approximately 15 shareholders of record of our Ordinary Shares. We estimate that as of April 26, 2024, approximately 0.45% of our outstanding ordinary shares are held by 7 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

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

Services Agreements

Employee Sharing and Cost Sharing Agreement

In December 2021, we entered into an employee sharing and cost sharing agreement with ADSE US (the “Employee Sharing and Cost Sharing Agreement”), pursuant to which we and ADSE US agree to share certain costs and expenses associated with certain employees, certain facilities and property, and certain third-party arrangements. Under the agreement, each party agrees to reimburse the other party for its arm’s length share of any such costs and expenses. The agreement had an initial term expiring on December 23, 2024 and renews automatically for additional one-year periods. Either party may terminate the agreement by written notice at least 30 days prior to the expiration of the then-renewal term.

Service Agreement

In March 2023, we entered into a service agreement with ads-tec Energy Schweiz, Switzerland (ADSE CH) pursuant to which ADSE CH agrees to provide service and consulting services in the field of sales. Under the agreement, ADSE GM agrees to reimburse ADSE CH for its costs and expenses incurred including a 5% profit mark-up to ensure that the services are provided at arms’ length. Either party may terminate the agreement at any time.

Agreement on Cost Allocation for the Provision of Shared Services

In December 2021, we entered into the Agreement on Cost Allocation for the Provision of Shared Services with ADSE GM and ADSE US (the “Agreement on Cost Allocation for the Provision of Shared Services”). Under the allocation agreement, we, ADSE GM and ADSE US agree to allocate costs for certain services provided by our related parties ADSH and ads-tec Administration GmbH, including finance and accounting, legal and tax consulting, compliance and risk, investor relations, human resources, and information technology. All allocable cost will be subject to a 5% profit mark-up to ensure that the services are provided at arms’ length. The agreement had an initial term expiring on December 31, 2024 and automatically renews for additional one-year periods. Any party may terminate the agreement by written notice at least three months prior to the expiration of the then-renewal term.

ADSE GM’s services arrangements with its affiliates are provided under services contracts and ADSE GM is invoiced on a regular basis for the cost of the services provided.

ADSE GM pays administrative services fees to ads-tec Administration GmbH, an affiliate of ADSH, for finance, human resources, marketing, purchasing indirect material and general administration services and in the fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023 incurred kEUR 2,963, kEUR 3,412 and kEUR 2,741, respectively, in such fees.

In fiscal year ended December 31, 2021, ADSE GM paid management fees to ads-tec Holding GmbH, a shareholder of ADSE GM, a portion of which is for the services of Thomas Speidel as the Chief Executive Officer of ADSE GM. In the fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023, ADSE GM paid kEUR 450, kEUR 0 and kEUR 0, respectively, in such fees. These fees are invoiced to ADSE GM based on the services provided.

ADSE GM also paid kEUR 1,479 in the fiscal year ended December 31, 2021, kEUR 1,095 in the fiscal year ended December 31, 2022 and kEUR 246 in the fiscal year ended December 31, 2023 in development fees to ads-tec Engineering GmbH. ADSE GM also paid rent of kEUR 271 in fiscal year ended December 31, 2021, kEUR 271 in fiscal year ended December 31, 2022 and kEUR 333 in fiscal year ended December 31, 2023 to ads-tec Immobilien GmbH & Co. KG.

Transactions with Other Shareholders

Bosch Thermotechnik GmbH and ADSE GM have a framework contract under which Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates can procure commercial energy storage solutions from ADSE GM. Furthermore, based on a separate arrangement between ADSE GM and Robert Bosch GmbH, Robert Bosch GmbH has ordered an industrial energy storage solution from ADSE GM with a contract value of approximately EUR 1.7 million, in which EUR 1.6 million has been recognized in revenue in 2021 and EUR 0.1 million in 2022. Also, Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates and ADSE GM have supply and service arrangements with respect to which Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates provide products and services to ADSE GM, mainly relating to engineering, power electronics, software and systems development, project management, supplier management and quality management services. The contracts currently consist of paid one-time fees of approximately kEUR 749 in 2023, kEUR 935 in 2022 and kEUR 455 in 2021 and a variable annual fee of up to approximately EUR 0.2 million.

In 2023, ADSE has recognized revenue of EUR 5.3 million from the sale of charging products to Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates.

Transactions with Associated Companies

In 2023, ADSE has recognized revenue of EUR 7.7 million from the sale of a battery storage system to Polar EV Charge & Storage AB.

Indebtedness

On May 5, 2023, ADSE entered into unsecured shareholder loans with multiple shareholders amounting to a total of kUSD 12,875, thereof kUSD 7,100 due on June 30, 2024 and kUSD 5,775 due on December 22, 2023.  The shareholder loans can be drawn by ADSE as required. The shareholder loans have an interest rate of 10% per annum on the unpaid and actually drawn principal. In addition, the lenders received redeemable warrants representing the right to purchase 1,716,667 Ordinary Shares, par value $0.0001 per Ordinary Share, at an exercise price of $3.00 per Ordinary Share. The Lenders include entities and individuals affiliated with Lucerne Capital, entities affiliated with UFO HOLDING AS, an entity formed under the laws of Norway, and the following parties related to the Company: Thomas Speidel, the Chief Executive Officer of the Company, Wolfgang Breme, the Chief Financial Officer of the Company, and ADSH. In December 2023, a portion of kUSD 775 was repaid. A portion of kUSD 5,000 due on December 22, 2023 was extended until February 29, 2024 and repaid as of January 31, 2024 (kUSD 1,000) and February 29, 2024 (kUSD 4,000).

On August 18, 2023, ADSE entered into secured shareholder loans with entities and individuals affiliated with Lucerne Capital amounting to a total of kUSD 15,000 due on July 31, 2024. The shareholder loans can be drawn by ADSE as required. As of December 31, 2023, ADSE had drawn a tranche of kUSD 7,500. The shareholder loans have an interest rate of 10% per annum on the unpaid and actually drawn principal. In addition, the lenders received redeemable warrants representing the right to purchase 3,500,001 Ordinary Shares, par value $0.0001 per Ordinary Share, at an exercise price of $6.20 per Ordinary Share. As of December 31, 2023 1,500,000 of these warrants were issued with the tranche of the shareholder loan drawn.

On December 28, 2023, ADSE entered into a subscription agreement with Mirabella Financial Services LLP, acting solely in its capacity as alternative investment fund manager of Svelland Global Trading Master Fund for the issuance of 1,666,667 ordinary shares. In connection with the subscription agreement, ADSE issued (i) 714,285 warrants to purchase 714,285 Ordinary Shares at an exercise price of $7.00 per Ordinary Share and 625,000 warrants to purchase 625,000 Ordinary Shares at an exercise price of $8.00 per Ordinary Share.

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

General

ADSE Holdco is a public limited company organized and existing under the laws of Ireland. ADSE Holdco was formed on 26 July 2021 as a public limited company under the name ADS-TEC ENERGY PLC. ADSE Holdco’s affairs are governed by ADSE Holdco’s M&A, the Irish Companies Act and the corporate law of Ireland. The authorized share capital of ADSE Holdco is (a) US$60,000 divided into (i) 500,000,000 Ordinary Shares, with a nominal value of $0.0001 per share, of which 449,357,508 Ordinary Shares remain authorized and unissued and are not reserved for warrants and (ii) 100,000,000 preferred shares, with a nominal value of $0.0001 per share, all of which remain authorized and unissued and (b) €25,000 divided into 25,000 deferred ordinary shares with a nominal value of €1.00 per share, which are held by ADSE Holdco as treasury shares.

Ordinary Shares

General. As of April 26, 2024, there were 50,584,763 Ordinary Shares issued and outstanding. In addition, ADSE Holdco holds €25,000 worth of deferred ordinary shares in ADSE Holdco as treasury shares.

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

Warrants

General. As of April 26, 2024, there were an aggregate of 11,662,481 Warrants issued and outstanding. Certain “private warrants”, being warrants initially issued by EUSG to EUSG Sponsor and the Underwriters rather than those issued to the public, (i) are not redeemable by ADSE Holdco, (ii) may be exercised for cash or on a cashless basis at the holder’s option as long as such warrants are held by the initial holders or their affiliates or permitted transferees, and (iii) were subject to a lockup for a period of 30 days from the closing of the Transactions. This section only provides summary information related to the Warrants. The Company has additional warrants, not listed on Nasdaq, as described in greater detail in “Item 7.B – Related Party Transactions – Indebtedness.”

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

Interest Rate Risk

At December 31, 2023, we did not have any significant exposure to interest rate risk as the remaining term of shareholder loans is less than six months and interest rates are fixed and we only have insignificant interest income from cash and cash equivalents and other investments.

Currency Risk

At December 31, 2023, ADSE is exposed to currency risks arising from bank balances in foreign currencies, transactions in foreign currencies including revenue generated or purchases for materials and services, and operating business activities in the US for ADSE US. The main exposure of currency risks arises with respect to bank balances amounting to kEUR 9,806 (December 31, 2022: kEUR 10,087) which are denominated in USD. Lesser currency risks arise from normal operations due to 95% of revenues in 2023 (2022: 87%, 2021: 94%) are generated in EUR.

Equity risk

Equity risk is that changes in stock markets – e.g. a falling price of ordinary shares and/or public warrants of ADSE (“ADSE’s trading price”), receiving no dividends, receiving lower dividends than expected, or fluctuations in the equity markets – will affect the value of ADSE’s common shares and outstanding warrants. The volatility of ADSE’s trading price could potentially have significant impact on the valuation of warrant liabilities in the future and valuation of future share-based payments. As of December 31, 2023, equity risks arise with respect to warrant liabilities amounting to EUR 21.6 million.

Other Market Risks

ADSE is not significantly exposed to other market risks.

See also ADSE´s audited financial statement for years ended December 31, 2023 and 2022, respectively, included elsewhere in this annual report for more information.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Management, with the participation of ADSE’s Chief Executive Officer and Chief Financial Officer (our “Certifying Officers”), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, have inherent limitations and can provide only reasonable assurance of achieving their objectives.

Based on the evaluation performed as of December 31, 2023, as a result of the material weaknesses in internal control over financial reporting that are described below in Management’s Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

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

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on criteria for effective internal control over financial reporting established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the material weaknesses described below.

Management has determined that the company had the following material weaknesses in its internal control over financial reporting:

Control Environment, Risk Assessment, and Monitoring

We did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. There is a general deficiency in that there is insufficient or incomplete documentation of risk assessment, process narratives and descriptions of key controls the Company relies on to establish and maintain an effective internal control over financial reporting. ADSE partially relies on third party service providers and/or shared service centers to perform accounting standard conversion, book-keeping and internal and external reporting services. For book-keeping, the external services provided by third parties have been reduced significantly by the transfer and integration of employees to ADSE in 2022. With the appointment of a new head of Finance and Accounting, all external service providers were reviewed and reduced to the essential functions and tasks.

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

Remediation Activities

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses, including improving and implementing new information technology and systems for the preparation of the financial statements, implementing additional review procedures within our accounting and finance department, monitoring our financial schedules more closely, introducing further standard operating procedures, hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes.

Our internal control remediation efforts include the following (i) we are in the process of reassessing and formalizing the design of certain accounting and information technology policies relating to security and change management controls, (ii) we hired additional qualified resources in 2023 to segregate key functions within our financial and information technology processes supporting our internal controls over financial reporting (e.g. order-to-cash and accounts receivables), (iii) we have engaged an outside firm to assist management with (a) reviewing our current processes, procedures, and systems and assessing the design of controls to identify opportunities to enhance the design of controls that would address relevant risks identified by management, and (b) enhancing and implementing protocols to retain sufficient documentary evidence of operating effectiveness of such controls.

We are currently devoting considerable resources to further develop our governance, risk and compliance (“GRC”) program, which was approved by management and is led by our new director of GRC and Corporate Projects. In December 2023, we launched a project to assess the maturity levels of our governance, risk management, compliance management and internal control management systems (“Phase 1”). Based on this assessment, we have identified and prioritized options for action. During Phase 1, we also updated key GRC policies and procedures, including changes to further develop our internal delegation of authorities (“DoA”) and signature policy. In addition, we continue to enhance our risk management system, including updates to our risk category catalogue according the COSO framework, and workshops with our departments to identify, assess and mitigate risks. Phase 1 also involved updating the GRC training curriculum and introducing new training modules regarding compliance and IT security. The compliance and IT security training participation is being monitored closely. Additionally, we have updated our whistleblower policy and integrated a new whistleblower reporting system and process. The GRC program and the results of Phase 1 are in accordance with guidance from our Audit Committee. Lastly, during Phase 1, we began an initiative to enhance our Cyber Risk Management. For more information, please see Item 16 of this Annual Report on Form 20-F.

Following Phase 1, we will continue to develop our compliance management system and internal control system (“Phase 2”).

In addition to implementing and refining the above activities, we expect to engage in additional remediation activities, including (i) continuing to enhance and formalize our corporate governance, accounting, business operations, and information technology policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures, (ii) revision and redesign of the company level controls in accordance with ICFR requirements and to achieve effectiveness, (iii) enhance and establish further compliance awareness and trainings of all employees, (iv) establish effective general controls over systems to ensure that our automated process level controls and information produced and maintained in our IT systems is relevant and reliable, (v) designing and implementing controls that address the completeness and accuracy of underlying data used in the performance of controls over accounting transactions and disclosures, (vi) enhancing policies and procedures to retain adequate documentary evidence for certain management review controls over certain business processes including precision of review and evidence of review procedures performed to demonstrate effective operation of such controls, (vii) developing monitoring controls and protocols that will allow us to timely assess the design and the operating effectiveness of controls over financial reporting and make necessary changes to the design of controls, if any.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting. These remediation measures, which continue as of December 31, 2023 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues.

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

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In light of the material weaknesses in our internal control over financial reporting identified in this Annual Report, we plan to adopt a number of measures to remedy the underlying causes of the material weaknesses, as discussed under the heading “Controls and Procedures - Management’s Annual Report on Internal Controls Over Financial Reporting” above. Measures that we initiated in 2023 currently remain in progress. We cannot guarantee that the measures we plan to take or may take in the future will be sufficient to remediate our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

ITEM 16. [RESERVED]

16.A. Audit Committee and Financial Expert

The board of directors of ADSE Holdco has determined that Sonja Harms qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

	12 Months Ended	12 Months Ended
	December 31, 2023	December 31, 2022
BDO AG Wirtschaftsprüfungsgesellschaft
Audit Fees	€839,500	€846,000
Audited-Related Fees	€—	€—
Tax Fees	€—	€31,000
All Other Fees	€—	€—
Total	€839,500	€877,000

In 2023, audit fees relate to the audits of the consolidated financial statements of ADSE, the review of documents filed with the SEC and statutory audits of the financial statements of ADSE GM and ADSE HoldCo. In 2022, they also included the review of half year interim financial statements.

Tax fees in 2022 relate to preparation of Passive Foreign Investment Company (“PFIC”) annual information statements of ADSE HoldCo.

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

16.H. Mine Safety Disclosure

Not Applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale or other disposition of the Company’s securities by the Company’s directors, officers and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of our insider trading policy is filed as an exhibit to this Annual Report.

16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We are developing an enterprise-wide cybersecurity program as part of our GRC initiative, as described in Item 15 of this Annual Report on Form 20-F, to identify, protect, detect, respond to and manage reasonably foreseeable cybersecurity risks and threats. The cybersecurity program will include the preparation of a central asset inventory, a threat catalogue dedicated to cyber risks, and a standard control catalogue to be implemented for our information systems. Additionally, we utilize various security tools that help prevent, identify, escalate, investigate, resolve, and recover from identified vulnerabilities and security incidents in a reasonably timely manner. These include, but are not limited to, internal reporting and tools for monitoring and detecting cybersecurity threats. We work with our third-party IT service provider, ads-tec Administration GmbH (the “IT Service Provider”), on the concept, design and implementation of higher reporting requirements. We also use security tools to help identify, assess, mitigate, and remediate cybersecurity threats; however, we cannot guarantee that any third-party tools that we utilize will be successful in all circumstances, and whether such tools are appropriate for their level of risk.

We initiated the assessment and evaluation of risks associated with technology and cybersecurity threats, and the IT Service Provider will monitor our information systems for potential weaknesses and vulnerabilities. The IT Service Provider reviews and tests our information technology system on an as-needed basis (and at least on an annual basis) and also utilizes internal team personnel to evaluate and assess the efficacy of our information technology system and enhance our controls and procedures. The results of these assessments will be reported to our Audit Committee in the future and, from time to time with our Board of Directors.

The IT Service Provider reports to the Director GRC and Corporate Projects any directed and non-directed attacks such as viruses and malware that can lead to interruptions and delays in the sale and service of our general business operations, as well as loss, misuse of data, or theft of intellectual property, confidential information, and personal information (of third parties, employees, providers, and end consumers). However, as of the date of this report, these incidents have not had a material impact on our systems or business operations. Any significant disruption to our business operations or access to our systems could lead to a decline in operational effectiveness and adversely affect our business and results of operation. In addition, a penetration of our systems or a third party’s systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation, and reputation risk, which could have a negative effect on our business, financial condition, and results of operations. For more information about the cybersecurity risks that we face, see the risk factor entitled, “Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business” in Part I, Item 3.D. Risk Factors in this Annual Report on Form 20-F.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation and enhancement plans of our cybersecurity program.

Management participates in discussions and updates the Audit Committee, as necessary, regarding any material cybersecurity incident as well as incidents with lesser potential impact. The Audit Committee reports to the full Board of Directors regarding its activities, including those related to cybersecurity. The full Board of Directors also receives briefings from management on our cyber risk program on an as-needed basis.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. The team and team personnel who support our information security program has primary responsibility for our overall cybersecurity program and supervises both our internal cybersecurity personnel and our retained external cybersecurity third party consultants. In addition, our team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include trainings, testing and briefings of internal personnel, threat intelligence and other information obtained from governmental, public or private sources, including external vendors and consultants engaged by us or the IT Service Provider and alerts and reports produced by security tools deployed in the IT environment.

The team is led by our Director GRC and Corporate Projects who has experience in risk management as well as IT management and IT security auditing and consulting, and further experience in forensics, including cyber-attacks. Team personnel who support our information security program have relevant educational and industry experience, including holding similar positions at previous large companies and government entities.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

We have filed or incorporated by reference herein the following documents as exhibits to this Annual Report:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 1.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
2.1	Business Combination Agreement, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.2	Specimen Ordinary Share Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.3	Specimen Warrant Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-260312).
2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
2.5	Form of Promissory Note, dated May 5, 2023, by and between the ads-tec Energy Inc. and certain lenders thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on May 11, 2023).
2.6	Form of Warrant, dated May 5, 2023, by and between the ads-tec Energy PLC and certain lenders thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on May 11, 2023).
2.7	Form of Promissory Note, dated August 18, 2023, by and between the ads-tec Energy Inc. and certain lenders thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on August 25, 2023).
2.8	Form of Warrant, dated August 18, 2023, by and between the ads-tec Energy PLC and certain lenders thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on August 25, 2023).
2.9	Form of Six-Month Warrant Agreement, dated December 28, 2023, by and between the ads-tec Energy PLC and Mirabella Financial Services LLP (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on December 28, 2023).
2.10	Form of One-Year Warrant Agreement, dated December 28, 2023, by and between the ads-tec Energy PLC and Mirabella Financial Services LLP (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on December 28, 2023).
4.1	Amended and Restated Warrant Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.2	Cash Consideration Transfer Agreement, dated December 22, 2021, by and between Bosch Thermotechnik GmbH and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.2 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.3	Share Consideration and Loan Transfer Agreement, Share Consideration and Loan Transfer Agreement, dated December 22, 2021, by and among Bosch Thermotechnik GmbH, Robert Bosch Gesellschaft mit beschränkter Haftung, ads-tec Holding GmbH and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.3 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.4	Sponsor Support Agreement, dated August 10, 2021, by and among European Sustainable Growth Acquisition Corp., ads-tec Energy GmbH, LRT Capital1 LLC and LHT Invest AB, incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-260312).
4.5	Form of Indemnification Agreement with ADS-TEC ENERGY PLC’s directors and executive officers, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-260312).

4.6	Registration Rights Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, the EUSG initial shareholders, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, and the ADSE GM Shareholders, incorporated by reference to Exhibit 4.6 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.7	Lock-Up Agreement, dated December 22, 2021, among ADS-TEC ENERGY PLC, LRT Capital1 LLC, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, LHT Invest AB, Ads-Tec Holding GmbH, Bosch Thermotechnik GmbH, and Jonathan Copplestone, incorporated by reference to Exhibit 4.7 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.8	Form of Subscription Agreement by and between European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC and the subscribers named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-260312).
4.9	Agreement on Cost Allocation for the Provision of Shared Services, dated December 13, 2021, by and among ads-tec Energy GmbH, ads-tec Energy Inc., and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.9 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.10	Employee Sharing and Cost Sharing Agreement, dated December 23, 2021, by and between ads-tec Energy, Inc. and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.10 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.11	ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.11 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.12	Form of Non-Qualified Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-260312).
4.13	Form of Incentive Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-260312).
4.14	Form of Restricted Stock Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-260312).
4.15	Form of Restricted Stock Unit Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-260312).
4.16	Form of Stock Appreciation Rights Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-260312).
4.17	Form of Non-Executive Director Appointment Letter of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-260312).
4.18	Special Eligibility Agreement for Securities, dated December 22, 2021, by and among ADS-TEC ENERGY PLC, The Depository Trust Company, Cede & Co., National Securities Clearing Corporation, and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.18 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.19	Operating Equipment Framework Credit Contract, dated May 2, 2021, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH, and Guarantee Credit Framework Contract, dated September 7, 2020, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-260312).
4.20	Employment Agreement, dated April 19, 2022, by and between ads-tec Energy GmbH and Thomas Speidel, incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
4.21	Employment Agreement, effective October 1, 2021, by and between ads-tec Energy, Inc. and John Neville, incorporated by reference to Exhibit 4.21 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.22	Amendment Agreement to the Employment Contract of 18 September 2019, dated December 12, 2021, by and between ads-tec Energy GmbH and Hakan Konyar, incorporated by reference to Exhibit 4.22 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.23	Amendment Agreement to the Employment Contract of 18 September 2021, dated December 21, 2021, by and between ads-tec Energy GmbH and Dr. Thorsten Ochs, incorporated by reference to Exhibit 4.23 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.24	Amendment Agreement to Employment Contract of 13 March 2020, dated February 5, 2022, by and between ads-tec Energy GmbH and Robert Vogt, incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.

4.25*	Insider Trading Policy of ADS-TEC Energy Group.
4.26	Guarantee Agreement, dated May 5, 2023, by and between the ads-tec Energy PLC and certain lenders thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on May 11, 2023).
4.27	Guarantee Agreement, dated May 5, 2023, by and between the ads-tec Holding GmbH and certain lenders thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on May 11, 2023).
4.28	Guarantee Agreement, dated August 18, 2023, by and between the ads-tec Energy PLC and certain lenders thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on August 25, 2023).
4.29	Guarantee Agreement, dated August 18, 2023, by and between the ads-tec Holding GmbH and certain lenders thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on August 25, 2023).
4.30	Security Agreement, dated August 18, 2023, by and between the ads-tec Energy Inc. and The Lucerne Capital Master Fund, L.P. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed on August 25, 2023).
4.31	Form of Subscription Agreement, dated December 22, 2023, by and between ads-tec Energy PLC and Mirabella Financial Services LLP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on December 28, 2023).
8.1	List of subsidiaries of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 8.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO AG Wirtschaftsprüfungsgesellschaft.
97*	Clawback Policy
99.1	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax, incorporated by reference to Exhibit 99.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
		Name:	Thomas Speidel
		Title:	Chief Executive Officer

Date: April 30, 2024

Consolidated Financial Statements

ADS-TEC Energy PLC

as at and for the year ended

December 31, 2023 and 2022

Prepared in accordance with International Financial Reporting Standards
(IFRS) as issued by the International Accounting Standards Board (IASB)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ads-Tec Energy PLC

Dublin, Ireland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ads-Tec Energy PLC (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Frankfurt am Main, Germany

April 30, 2024

Consolidated statements of profit or loss and comprehensive income (loss)

kEUR	Note	2023	2022	2021
Continuing operations
Revenue	4.1.1	107,384	26,430	33,035
Cost of sales	4.1.2	-110,270	-30,904	-35,310
Gross profit (loss)		-2,886	-4,474	-2,275
Research and development expenses	4.1.2	-2,832	-1,701	-2,012
Selling and general administrative expenses	4.1.2	-27,823	-31,319	-13,321
Impairment gains (losses) on trade receivables, contract assets, and other investments	4.5.2.1	104	-228	-171
Other income	4.1.3	667	2,383	4,538
Other expenses	4.1.4	-11,755	-1,084	-5,402
Operating result		-44,525	-36,423	-18,643
Finance income	4.1.5	190	20,515	47
Finance expenses	4.1.5	-13,887	-427	-2,835
Share listing expenses	4.1.6	-	-	-65,796
Net finance result		-13,697	20,089	-68,583
Result before tax		-58,221	-16,335	-87,227
Income tax benefits (expenses)	4.1.7	3,141	-2,572	-413
Result for the period		-55,081	-18,906	-87,640
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		61	46	-2
Other comprehensive income (loss) for the period, net of tax		61	46	-2
Total comprehensive income (loss) for the period		-55,020	-18,860	-87,642

Profit (loss) attributable to:
Shareholders of the parent		-55,081	-18,906	-87,640
Non-controlling interests		-	-	-

Total comprehensive income (loss) attributable to:
Shareholders of the parent		-55,020	-18,860	-87,642
Non-controlling interests		-	-	-

Earnings (loss) per share (in EUR)	4.1.8
Diluted		-1.13	-0.39	-3.46
Basic		-1.13	-0.39	-3.46

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of financial position

ASSETS

kEUR	Note	Dec. 31, 2023	Dec. 31, 2022
Intangible assets	4.2.1	25,041	22,059
Right-of-use assets	4.2.2	3,286	3,366
Property, plant, and equipment	4.2.3	6,391	5,389
Other investments and other assets	4.2.4	179	3,373
Trade and other receivables (non-current)	4.2.6	4	4
Deferred tax assets		-	-
Non-current assets		34,900	34,192
Inventories	4.2.5	39,119	53,137
Contract assets	4.1.1	-	6
Trade and other receivables (current)	4.2.6	21,227	17,666
Cash and cash equivalents	4.2.7	29,162	34,441
Current assets		89,509	105,250
Total assets		124,408	139,442

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES

kEUR	Note	Dec. 31, 2023	Dec. 31, 2022
Share capital	4.2.8	4	4
Capital reserves	4.2.8	225,007	216,815
Other equity	4.2.8	106	45
Retained earnings	4.2.8	-136,117	-117,211
Profit (loss)	4.2.8	-55,081	-18,906
Equity attributable to owners of the Company		33,919	80,747
Non-controlling interests		-	-
Total equity		33,919	80,747
Lease liabilities (non-current)	4.2.2	2,580	2,635
Warrant liabilities (non-current)	4.2.9	21,626	2,439
Trade and other payables (non-current)	4.2.10	169	150
Contract liabilities (non-current)	4.1.1	65	138
Other provisions (non-current)	4.2.11	4,513	6,719
Deferred tax liabilities	4.1.7	1,189	4,241
Non-current liabilities		30,142	16,322
Lease liabilities (current)	4.2.2	853	842
Loans and borrowings (current)	4.2.12	13,908	-
Trade and other payables (current)	4.2.10	22,021	15,702
Contract liabilities (current)	4.1.1	7,454	23,583
Income tax liabilities (current)		-102	189
Other provisions (current)	4.2.11	16,212	2,056
Current liabilities		60,347	42,373
Total liabilities		90,489	58,695
Total equity and liabilities		124,408	139,442

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of cash flows

kEUR	Note	2023	2022	2021
Result for the period		-55,081	-18,906	-87,640
Depreciation and amortization	4.1.2	4,850	4,336	3,485
Finance income excluding foreign currency (gains) losses	4.1.5	-187	-10,587	-47
Finance expense	4.1.5	13,886	427	2,835
Share listing expense	4.1.6	-	-	58,523
Non-cash effective foreign currency gains	4.1.5	-35	-9,928	-
Stock compensation	4.3	1,451	2,767	-
Gain (loss) on disposal of property, plant, and equipment	4.2.3	5	21	55
Change in trade receivables not attributable to investing or financing activities	4.2.6	-1,616	-6,716	-10,540
Change in inventories	4.2.5	5,382	-40,117	6,737
Change in write-downs on inventories	4.2.5	8,093	-78	1,834
Change in trade payables	4.2.10	6,117	3,689	785
Change in contract assets	4.1.1	6	967	654
Change in contract liabilities	4.1.1	-16,185	17,387	-1,802
Change in other investments and other assets	4.2.4	3,190	-872	-2,577
Change in other provisions	4.2.11	11,928	-845	6,112
Change in other liabilities	4.2.10	692	-1,921	2,870
Income tax expenses (benefits)	4.1.7	-3,141	2,572	413
Interest received	4.1.5	187	-	-
Income taxes paid		-203	-	-
Cash flow from operating activities		-20,659	-57,805	-18,304

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

kEUR	Note	2023	2022	2021
Purchase of property, plant, and equipment	4.2.3	-2,297	-3,484	-1,576
Investments in intangible assets, including internally generated intangible asset	4.2.1	-7,623	-7,586	-4,009
Interest received		-	196	-
Cash flow from investing activities		-9,920	-10,874	-5,585
Proceeds from borrowings, shareholder contribution, and loans	4.2.12	12,033	-	26,409
Proceeds from issues of shares and other equity securities	4.2.8	6,741	-	-
Proceeds from the issue of warrants presented as financial liabilities	4.2.9	8,592	-	-
Repayment of loans and borrowings	4.2.12	-703	-7,522	-354
Proceeds from issuance of shares to equity holders of the parent	4.2.8	-	-	265,372
Cash election by shareholders in lieu of shares	4.2.8	-	-	-84,112
Transaction cost deducted from equity	4.2.8	-	-	-14,991
Repayment of shareholder loans	4.2.8	-	-	-43,257
Redemption of equity	4.2.8	-	-	-19,976
Repayment of lease liabilities	4.2.2	-912	-706	-569
Interest paid	4.1.5	-259	-427	-2,571
Cash flow from financing activities		25,492	-8,655	125,950
Net decrease (-) / increase in cash and cash equivalents		-5,087	-77,334	102,062
Net cash and cash equivalents at the beginning of the period	4.2.7	34,441	101,813	18
FX effects	4.1.5	-192	9,962	-267
Net cash and cash equivalents at the end of the period		29,162	34,441	101,813

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of changes in equity

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2023	4	216,815	-136,117	45	-136,073	80,747	80,747
Result for the period	-	-	-55,081	-	-55,081	-55,081	-55,081
Other comprehensive income (loss)	-	-0	-	61	61	61	61
Total comprehensive income (loss)	4	216,815	-191,198	106	-191,092	25,727	25,727
Capital increase	-	6,741	-	-	-	6,741	6,741
Stock compensation	-	1,451	-	-	-	1,451	1,451
Total contributions and distributions	-	8,192	-	-	-	8,192	8,192
Balance as of Dec. 31, 2023	4	225,007	-191,198	106	-191,092	33,919	33,919

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2022	4	214,100	-117,211	-2	-117,212	96,892	96,892
Result for the period	-	-	-18,906	-	-18,906	-18,906	-18,906
Other comprehensive income (loss)	-	-	-	46	46	46	46
Total comprehensive income (loss)	4	214,100	-136,117	45	-136,073	78,031	78,031
Capital contribution	-	25	-	-	-	25	25
Stock compensation	-	2,690	-	-	-	2,690	2,690
Total contributions and distributions	-	2,715	-	-	-	2,715	2,715
Balance as of Dec. 31, 2022	4	216,815	-136,117	45	-136,073	80,747	80,747

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2021	32	20,950	-29,571	-	-29,571	-8,589	-8,589
Result for the period	-	-	-87,640	-	-	-	-
Other comprehensive income (loss)	-	-	-	-2	-	-2	-2
Total comprehensive income (loss)	-	-	-87,640	-2	-87,642	-87,642	-87,642
Capital reorganization	-32	32	-	-	-	-	-
PLC merger, net of transaction costs	3	137,838	-	-	-	137,841	137,841
Share issuance in connection with a merger	1	138,040	-	-	-	138,041	138,041
Capital contribution	-	1,342	-	-	-	1,342	1,342
Stock compensation	-	10	-	-	-	10	10
Cash election in lieu of shares	-1	-84,112	-	-	-	-84,113	-84,113
Total contributions and distributions	-28	193,149	-	-	-	193,121	193,121
Balance as of Dec. 31, 2021	4	214,100	-117,211	-2	-117,212	96,892	96,892

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Reporting entity and group information

Notes to the consolidated financial statements

1.	Reporting entity and group information

1.1	Reporting entity

ADS-TEC Energy PLC and its subsidiaries (“ADSE”) provide intelligent and decentralized energy storage systems to municipalities, automotive OEMs, charging operators, dealerships, fleets, residential areas, offices, and industrial sites in North America and Europe. Its scalable systems are designed for use in private homes, public buildings, commercial enterprises, industrial and infrastructure solutions, and self-sufficient energy supply systems, with capacities up to the multi-megawatt range.

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

The board of directors of ADSE Holdco authorized the consolidated financial statements on April 30, 2024.

1.2	Group information

The consolidated financial statements of ADSE include:

Dec. 31, 2023 Group companies	City	Country	Shareholding Direct or indirect
ADS-TEC Energy PLC	Dublin	Ireland	Parent company
ads-tec Energy GmbH	Nürtingen	Germany	100%
ads-tec Energy, Inc.	Sarasota	USA	100%
ads-tec Energy Service GmbH	Nürtingen	Germany	100%
ads-tec Energy Schweiz GmbH	Zurich	Switzerland	100%

ads-tec Energy, Inc. (ADSE US) was founded on October 01, 2021, and is a wholly owned subsidiary of ADSE GM. ADSE US focuses on the sale and distribution of products in North America.

ads-tec Energy Service GmbH (ADSE Service) was founded on January 19, 2023, and is a wholly owned subsidiary of ADSE GM. ADSE Service is focused on providing global service in connection with products and services in the fields of energy management, energy storage, e-mobility, and renewable energies.

ADS-TEC Energy Schweiz GmbH (ADSE CH) was founded on April 25, 2023, and is a wholly owned subsidiary of ADSE GM. The purpose of ADSE CH is to provide consulting and other services to ADSE group entities.

As of the reporting date shareholders of ADSE Holdco are as follows:

Shareholders	Ordinary shares	Percentage
Treasury shares	57,734	0.11%
ads-tec Holding GmbH	17,620,882	34.79%
Bosch Thermotechnik GmbH	8,062,451	15.92%
Robert Bosch GmbH	2,400,000	4.74%
Svelland Global Trading Master Fund	1,666,667	3.29%
Others	20,834,758	41.14%
Total	50,642,492	100%

Reporting entity and group information

Entities with significant influence over ADSE

As of December 31, 2023, ads-tec Holding GmbH (ADSH) owns 34.83% (December 31, 2022: 36.03%) of the ordinary shares in ADSE Holdco and thus has significant influence over ADSE.

1.3	The business combination

ADSE was formed on December 22, 2021, by closing the business combination agreement dated August 10, 2021, between ads-tec Energy PLC (ADSE Holdco or Company), European Sustainable Growth Acquisition Corp (EUSG), EUSG II Corporation (EUSG II) and ads-tec Energy GmbH (ADSE GM).

The involved parties and the transactions are summarized below:

●	ADS-TEC Energy PLC is an Irish public limited company wholly owned by EUSG which was incorporated on July 26, 2021. The Company owns no material assets and does not operate any business. The Company was incorporated solely for the purpose of effectuating the business combination and is the new listing company on the consummation of the business combination.

●	European Sustainable Growth Acquisition Corp (EUSG) is a blank check company incorporated as a Cayman Islands exempted company on November 10, 2020. On January 26, 2021, EUSG consummated its initial public offering (the “IPO”) of 12,500,000 units (the “units”) within the NASDAQ. On January 27, 2021, EUSG issued an additional 1,875,000 Units pursuant to the exercise of the underwriters’ over-allotment option in full. Each unit consists of one class A ordinary share of EUSG, par value $0.0001 per share (“class A ordinary shares”), and one-half of one redeemable warrant of EUSG (“public warrant”), with each whole warrant entitling the holder thereof to purchase one Class A ordinary share for USD 11.50 per share. The units were sold at a price of USD 10.00 per unit, generating gross proceeds to EUSG of USD 143,750,000. Simultaneously with the consummation of the IPO, EUSG completed the private sale (“private placement”) of an aggregate of 4,375,000 warrants (“private placement warrants”) to LRT Capital LLC (the “sponsor”) and the underwriters at a purchase price of $1.00 per private placement warrant, generating gross proceeds to EUSG of kUSD 4,375. EUSG has not conducted any other business combination except the business combination with ADSE GM.

●	EUSG II Corporation (“EUSG II”) is a Cayman Islands exempted company wholly owned by ADSE Holdco and was incorporated solely for the purpose of effectuating the business combination. EUSG II was incorporated under the laws of the Cayman Islands on July 30, 2021. EUSG II owns no material assets and does not operate any business.

●	ads-tec Energy GmbH (ADSE GM) is a German limited liability company active in development, production, and distribution of products and services in the fields of energy management, e-mobility, and renewable energies. Prior to the merger, the equity holders of ADSE GM were ads-tec Holding GmbH (ADSH) and Bosch Thermotechnik GmbH (Bosch).

●	Following the merger, ADSE Holdco became the parent and ADSE GM became its direct subsidiary. Other aforementioned entities were merged with ADSE Holdco.

Reporting entity and group information

The merger was effectuated as follows:

●	Step 1: On July 26, 2021, EUSG (blank check company) formed ADSE Holdco, an Irish public limited company, which on July 30, 2021, formed the EUSG II, a Cayman Islands exempted company.

●	Step 2: On December 21, 2021, private investors - including affiliates of EUSG sponsor, ADSH, Bosch, EarlyBirdCapital, Inc. and certain officers and directors of EUSG (“PIPE investors”) contributed USD 152 million cash (EUR 134.5 million) to EUSG for 15.2 million shares of EUSG. Furthermore, an additional investor subscribed for additional 400,000 shares of EUSG for an amount of USD 4 million (EUR 3,5 million) which were paid in after the completion of the business combination.

●	Step 3: On December 22, 2021, EUSG merged with EUSG II, with the EUSG II being the surviving entity. Pursuant to the EUSG’s charter, EUSG’s public shareholders, holding 14,435,000 EUSG class A ordinary shares, were offered the opportunity to redeem, upon the consummation of the business combination, EUSG class A ordinary shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the trust account. In total 9,504,185 EUSG class A ordinary shares were redeemed for USD 95.1 million (EUR 84.1 million). Subsequently each remaining outstanding ordinary share of EUSG, in total 4,870,815 class A ordinary shares contributing a total of USD 48.7 million (EUR 43.1 million) to EUSG equity, was automatically canceled in exchange for an ordinary share of ADSE Holdco (the parent of EUSG II). Correspondingly, each EUSG public and private placement warrant was converted into one ADSE Holdco public and private placement warrant respectively. EUSG II was merged into ADSE Holdco with the ADSE Holdco remaining as the surviving entity.

●	Step 4: Immediately following the EUSG merger, on December 22, 2021, the equity holders of ADSE GM - ADSH and Bosch, exchanged their equity interest in ADSE GM for an aggregate cash consideration of EUR 20.0 million to Bosch and 24,683,333 ADSE Holdco ordinary shares to ADSH and Bosch with their respective portions (share for share exchange).

Accounting implications

●	The contribution of the PIPE investors, described in step 2 above, resulted in the issuance of the Company’s ordinary shares, leading to increases in subscribed capital and capital reserves.

●	The merger of the Company and ADSE GM is not within the scope of IFRS 3 - Business combinations since the Company does not meet the definition of a business in accordance with IFRS 3. Instead, the transaction is accounted for within the scope of IFRS 2 - Share-based payments. Any excess of the fair value of the Company’s ordinary shares issued to EUSG shareholders over the fair value of EUSG identifiable net assets acquired represents compensation for services (share listing expense) and is expensed as incurred. Refer to note 4.1.6 for the calculation of the share listing expense.

●	The Bosch and ADSH equity share exchange in ADSE GM to the Company’s ordinary shares is a capital reorganization under IFRS. This capital reorganization is accounted for as a recapitalization, with ADSE GM being the accounting predecessor.

Reporting entity and group information

1.4	Material uncertainty regarding the ability to continue as a going concern

Management assessed the Company's ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements. Historically, the Company has funded its operations primarily through capital raises and with loans from shareholders. Since the inception the Company has incurred recurring losses and negative cash flows from operations including net losses of kEUR 55,081 for the financial year 2023, kEUR 18,906 for the financial year 2022 and kEUR 87,640 for the financial year 2021. The company has increased its inventory stock from kEUR 13,063 as of December 31, 2021, to kEUR 53,137 as of December 31, 2022. In 2023 the company decreased its inventory stock to kEUR 39,119, as of December 31, 2023. As of December 31, 2023, the company has further purchase obligations of EUR 85,094 million for the financial year 2024, that decreased compared to 2022.

The Company has improved the cash flow from operating activities from kEUR –57,805 for the financial year 2022 to kEUR –20,659 for the financial year 2023. The company expects to further improve its cash flow generation and operating results significantly in the financial year 2024. To support this positive development the company plans to continue to invest in the development, redesign and cost optimization programs of current and new products as well as further productivity increases in operations.

The Company’s revenues reached kEUR 107,384 in the financial year 2023 from kEUR 26,430 in the financial year 2022. For the financial year 2024, the company expects further significant growth as the market for electro mobility is evolving further. This expectation is supported by an order backlog of EUR 80 million as of December 31, 2023, and a sales pipeline (expected order intake in the EU) of EUR 100 million. As the charging demand for electric vehicles will be met through investment in High Power Charging (HPC) infrastructure, the expected compound annual growth rate for the European and US HPC rollouts will be in the range of 20 to 30% per annum as estimated by an independent advisory firm. This underpins the growth trajectory of the company in the next 5 to 10 years.

Last year, the Company entered into shareholder bridge loans of kUSD 12,875 on May 05, 2023, and kUSD 15,000 on August 18, 2023 (see note 4). The shareholder loans have been partially repaid as of December 22, 2023 (kUSD 775), January 31, 2024 (kUSD 1,000), and February 29, 2024 (kUSD 4,000). The remainder of the drawn shareholder loan is due to be paid on June 30, 2024 (kUSD 7,100), and July 31, 2024 (kUSD 7,500).

On December 22, 2023, the Company entered into a Subscription Agreement with Svelland Global Master Fund for a private placement of 1,667,667 shares and 1,339,285 warrants. The Company received USD 10 million in gross proceeds and will receive up to additional USD 10 million if the Warrants are fully exercised. This underlines the Company’s ability to raise equity in a timely and efficient manner.

The Company’s funding will be based on positive operating cash flow and the ability to raise equity and debt if required for future growth and expansion in other geographical areas such as the U.S. The Management and its advisers are constantly monitoring the relevant equity and debt capital markets which are important to the company.

There can be no assurance that the Company will be successful in achieving its strategic plans, that any additional financing will be available in a timely manner or on acceptable terms.

Even though the company´s management deems a successful business development and an improvement of cash flow generation and operating result in 2024 to be very likely, based on its recurring losses from operations since inception, the Company has concluded that there is still substantial doubt about its ability to continue as a going concern as cash flows generated by its operating activities may deviate significantly from the company’s forecast and securing additional financing is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Accounting estimates and management judgments

2.	Accounting estimates and management judgments

ADSE makes certain estimates and assumptions regarding the future. Estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations of future events that are believed to be reasonable considering different scenarios. In the future, actual results may differ from these estimates and assumptions. Revisions of estimates are reported prospectively if and when knowledge improves. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

Management estimates loss given default (LGD) rates. ADSE uses an unchanged LGD rate of 40% as a management evaluation.

Recoverability of deferred tax assets (note 4.1.7)

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, tax loss carryforwards, and tax credits can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning opportunities.

ADSE assesses the recoverability of deferred tax assets at each balance sheet date based on planned taxable income in future fiscal years; if it is assumed that future tax benefits cannot be utilized, a valuation allowance is made on the deferred tax assets.

Useful lives of depreciable assets (note 4.2.1, 4.2.2 and 4.2.3)

The expected useful lives for intangible assets, right-of-use assets, and items of property, plant, and equipment and the associated amortization or depreciation expenses are determined based on the expectations and assessments of management. If the actual useful life is less than the expected useful life, the amount of depreciation or amortization is adjusted accordingly. As part of the determination of impairment losses on fixed assets, estimates relating to the reason, timing, and amount of the impairments are also made. Useful lives are reassessed on a regular basis. Uncertainties in these estimates relate to technological obsolescence that may change the utility of certain software, IT equipment, and internally generated intangible assets.

Accounting estimates and management judgments

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

Provisions for onerous contracts (note 4.2.11)

ADSE recognized a provision for an onerous contract under which the fixed purchase obligation for inventories exceeds the expected cash inflow from the sale of corresponding products. The amount recognized as a provision is based on management assumptions and estimates on future sale of products. These estimates of expected cash inflows are sensitive to changes in circumstances and the Group’s past experience regarding future sales may not be representative of actual sales in the future.

Shareholder loans (note 4.2.12)

Each disbursed tranche of the shareholder loans constitutes a financial liability and includes an embedded prepayment option, which is required to be separated from its host. The fair value of the option represents the possible gain of refinancing on more favorable terms. As of the issue date, management estimates the fair values of the prepayment options were close to zero. Due to the insignificance of the resulting fair values, the prepayment options were not recognized.

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

Accounting policies

3.	Accounting policies

3.1	Basis of preparation

Applied IFRS

The consolidated financial statements of ADSE have been prepared in accordance and in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The term IFRS also includes all valid International Accounting Standards (IAS) as well as the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). These consolidated financial statements cover the financial year from January 01, 2023 to December 31, 2023 (comparison period: financial year January 01, 2022, to December 31, 2022, and financial year January 01, 2021 to December 31, 2021). The accounting policies applied in these consolidated financial statements are the same as those applied in the comparison periods. On April 09, 2024, the IASB published IFRS 18 – Presentation and Disclosure in Financial Statements which is effective for periods beginning on or after January 01, 2027, which is expected to have material impact on the consolidated financial statements of ADSE. Other accounting standards issued by the IASB that are not yet applied or that become effective in the future are not expected to have any material impact on the consolidated financial statements.

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

The consolidated financial statements were authorized by management on April 29, 2024.

Principles of measurement

The consolidated financial statements have been prepared on the historical-cost basis unless otherwise indicated. A corresponding explanation is provided in the context of the respective accounting policies.

Principles of consolidation

The consolidated financial statements comprise the statements of ADSE Holdco, and those of its subsidiaries as at December 31, 2023. Subsidiaries are entities controlled by ADSE Holdco. An entity is controlled if ADSE Holdco is exposed to variable returns from its involvement within the entity and has entitlements to these. Control also exists if the parent company has the ability to affect the returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are considered. The annual financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by ADSE. Internal Group profits and losses, expenses, and revenues as well as receivables and liabilities are eliminated.

Accounting policies

3.2	New accounting standards and interpretations

ADSE applied all the effective standards and interpretations issued by the IASB and the IFRIC for preparation of the consolidated financial statements if their application was required for annual periods beginning on or after January 01, 2023. However, none of the new accounting standards impacts ADSE as they are either not relevant to ADSE’s activities or did not require accounting which is inconsistent with ADSE’s current accounting policies.

New accounting standards and amendments to standards or interpretations effective as of January 01, 2023:

Standard	Name	Effective date
IFRS 17	Insurance contracts	Jan. 01, 2023
IAS 1	Amendments to IAS 1 – Presentation of financial statements and IFRS practice statement 2: Disclosure of accounting policies	Jan. 01, 2023
IAS 8	Amendments to IAS 8 – Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates	Jan. 01, 2023
IAS 12	Amendments to IAS 12: Income Taxes: Deferred tax related to assets and liabilities arising from a single transaction	Jan. 01, 2023

The standards and amendments to standards and interpretations below have been published by the IASB but are not mandatorily effective for annual periods beginning on or after January 01, 2023 and therefore have not been early adopted in these consolidated financial statements by ADSE.

Standard	Name	Effective date
IFRS 16	Amendments to IFRS 16 – Leases: Liability in a sale and leaseback	Jan. 01, 2024
IAS 1	Amendments to IAS 1: Presentation of financial statements: Classification of liabilities as current or non-current	Jan. 01, 2024
IAS 1	Amendments to IAS 1: Presentation of financial statements: Non-current liabilities with covenants	Jan. 01, 2024
IFRS 7 & IAS 7	Amendments to IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Supplier finance arrangements	Jan. 01, 2024
IFRS 18	Presentation and Disclosure in Financial Statements	Jan. 01, 2027

ADSE is currently identifying the effects expected out of the initial application of IFRS 18.

Accounting policies

3.3	Material accounting policies

3.3.1	Revenue from contracts with customers

ADSE develops, produces, and distributes battery storage and charging solutions for different areas of applications. ADSE generates revenues from its products in the field of highly efficient battery storage solutions and ultra-high power rapid charging systems. The product portfolio ranges from the field “charging” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points, to the field “commercial and industrial” including power ranges up to multiple MW/MWh, as well as to the field “residential” which includes small storage solutions. Additionally, ADSE provides its customers with software solutions regarding intelligent controlling and monitoring of battery storage solutions. Other revenues include for example separately acquirable service contracts or maintenance services.

Revenue is measured based on the consideration to which ADSE is entitled in a contract with a customer and excludes amounts collected on behalf of third parties. If a contract with a customer contains more than one performance obligation the transaction price is allocated to each performance obligation on a relative-stand-alone selling price basis. ADSE has generally concluded that it acts as the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

In the contracts with customers, ADSE usually promises to fulfill one performance obligation, the delivery of a promised good. In some cases, there can also be contracts with either a series of separate performance obligations (serial delivery of products) or two promises in a contract (development services and delivery of products) that are combined into one performance obligation.

According to IFRS 15, ADSE recognizes revenue when it transfers the control of a good or service to a customer. The decision if control is transferred at a point in time or over a period of time requires discretionary decisions. Revenue from the delivery of products is recognized at a point in time. Revenue from development activities in combination with the delivery of products is recognized over the term of the contract.

Most revenue from contracts with customers recognized by ADSE is made within the revenue stream “Charging” (see note 4.1.1). This revenue stream mainly includes the production and delivery of ChargeBox (CBX) and ChargePost (CPT). Revenue for the CBX and CPT is recognized once the product is transferred to the customer. For the year ended December 31, 2021, revenue for the CBX also includes development cost contributions made by the customer. These cost contributions are recognized in accordance with the delivery of the CBX.

Further information on the nature and timing of the settlement of performance obligations arising from contracts with customers, including significant terms and conditions of payment, and the related revenue recognition principles are described in note 4.1.1.

A significant number of contracts are negotiated on a bill and hold basis. In such arrangements revenue is recognized even though ADSE still has physical possession of the products only if:

●	the arrangement is substantive (i.e. requested by the customer),

●	the finished goods have been identified separately as belonging to the customer,

●	the products are ready for physical transfer to the customer, and

●	ADSE does not have the ability to use the products to direct them to another customer.

Accounting policies

3.3.2	Intangible assets

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

An internally generated intangible asset arising from development (this is essentially the case for software applications) is recognized if, and only if, all of the following conditions have been demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	the intention to complete the intangible asset and use or sell it;

●	the ability to use or sell the intangible asset;

●	how the intangible asset will generate probable future economic benefits;

●	the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and

●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

ADSE has carried out successful research and development projects from which a work result in the form of a tangible or intangible asset has arisen. The management of ADSE recognizes an interest for the supply of ultra-high charging stations in limited-power distribution grids. The self-developed technology for ultra-high charging has reached market maturity and is actively marketed. The product resulting from the development performance is considerably more space-saving compared to conventional products of this type and is future-proof in the field of electromobility due to its compatibility with high-voltage areas.

Accounting policies

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

The estimated useful lives for current and comparative periods are as follows:

Useful life in years
Software	3
ChargeBox (CBX)	7
ChargePost (CPT)	7

3.3.3	Leases

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

Accounting policies

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

The estimated useful lives of right-of-use assets for property and vehicles for current and comparative periods are as follows:

Useful life in years
Property (Right-of-use assets)	1-10
Vehicles (Right-of-use assets)	1-4

3.3.4	Property, plant, and equipment

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

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if necessary.

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

Accounting policies

3.3.5	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average cost principle. In the case of manufactured inventories, cost includes an appropriate share of production overheads based on normal operating capacity.

The subsequent valuation of cost of raw materials and supplies, work in progress and finished goods within ADSE is assigned using the weighted average cost method. In order to ensure an appropriate measurement of inventories, ADSE performs a continuous evaluation of the lifecycle of inventories, i.e. whether inventories have not been sold or used for a long period of time and are not expected to be sold in the future. For the determination of the net realizable value of inventories, we determine a write-off percentage based on historical and forecasted usage and sales. Based on our continuous observation of inventory trends, a write-off for obsolete inventory is applied.

3.3.6	Contract assets and contract liabilities

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

Accounting policies

3.3.7	Financial instruments

3.3.7.1	Financial assets

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

ADSE measures loss allowances at an amount equal to lifetime ECLs for trade receivables and contract assets (simplified approach), while for all other financial assets measured at amortized cost the general approach is applied.

The company considers the probability of default upon initial recognition of an asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information.

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

Accounting policies

3.3.7.2	Financial liabilities

Recognition and initial measurement

Financial liabilities not at fair value through profit or loss (FVTPL) are initially measured at fair value plus or minus transaction costs that are directly attributable to their acquisition or issue.

Classification, subsequent measurement, and derecognition

Financial liabilities are classified as measured at amortized cost (FLAC) or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. FLAC are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

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

3.3.8	Taxes

3.3.8.1	Income taxes

Income taxes are comprised of current and deferred tax based on the appropriate tax rates. Current and deferred taxes are recognized in profit or loss except to the extent that they directly relate to items recorded in equity or other comprehensive income. Income tax receivables and payables recorded com-prise the status of amounts to be received, respectively to be paid in the future.

3.3.8.2	Current taxes

Current tax comprises the expected tax payables or receivables on the taxable income for the year and any adjustment to the tax payables or receivables in respect of previous years. The amount of current tax payables or receivables is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substan-tively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income. During the ordinary course of the business, there are transactions and calculations for which the ultimate tax determination is uncertain. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. This assessment relies on estimated and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different that the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Current tax assets and liabilities are offset only if certain criteria are met.

Accounting policies

3.3.8.3	Deferred taxes

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

Deferred tax assets and liabilities are offset if certain criteria are met.

3.3.9	Share-based payments

ADSE’s management, members of the board of directors, employees and others providing similar services to ADSE receive remuneration in the form of share-based payments, which are equity-settled transactions. ADSE’s equity-settled option plans are described in detail in note 4.3 and include restricted stock units (RSU) and non-qualified stock options (NQSO).

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods are recognized in functional costs, depending on the functional area of eligible employees, reflecting a corresponding increase in equity.

3.3.10	Provisions

General

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

Accounting policies

Provisions for warranties

A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

Provisions for onerous contracts

If ADSE has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, ADSE recognizes any impairment loss that has occurred on assets dedicated to that contract.

An onerous contract is a contract under which the unavoidable costs (i.e. the costs that ADSE cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net costs of exiting from the contract, which is the lower of the costs of fulfilling it and any compensation or penalties arising from failure to fulfill it. The cost of fulfilling a contract comprises the costs that relate directly to the contract (i.e. both incremental costs and an allocation of costs directly related to contract activities).

3.3.11	Impairment of non-financial assets

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

Typically, the CGUs are represented by the segments and the impairment test is performed at the level of this CGU. ADSE manages its operations based on two operating segments, which are based on the regions Europe and North America, that also form the CGUs of the Company.

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

Impairments and any triggering events did not occur in the reporting period.

Accounting policies

3.3.12	Foreign currency transactions

The consolidated financial statements are presented in Euro, which is the functional and presentation currency of ADSE Holdco. Assets and liabilities of foreign operations are translated into Euro at the rate of exchange prevailing at the reporting date. The consolidated statement of comprehensive income is translated at average exchange rates. The currency translation differences are recognized in other comprehensive income or loss. Transactions in foreign currencies are initially recorded by ADSE‘s entities at their respective functional currency spot rates, at the date the transaction first qualifies for recognition. ADSE used the following exchange rates to convert the financial statements of ADSE US respectively ADSE CH:

	December 31, 2023
	Spot rate	Average rate
Euro per U.S. Dollar	1.1050	1.0813

	December 31, 2022
	Spot rate	Average rate
Euro per U.S. Dollar	1.0666	1.0530

	December 31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	1.1326	1.1827

	December 22, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	1.1301	-

	Sep. 15 - Dec. 31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	-	1.1478

	Dec. 23-31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	-	1.1319

	Nov. 1 - Dec. 31, 2021
	Spot rate	Average rate
Euro per U.S. Dollar	-	1.1358

Accounting policies

ADSE used the following exchange rates to convert the financial statements of ADSE CH:

	December 31, 2023
	Spot rate	Average rate
Euro per CHF	0.9260	-

	Apr. 25 - Dec. 31, 2023
	Spot rate	Average rate
Euro per CHF	-	0.9631

	April 25, 2023
	Spot rate	Average rate
Euro per CHF	0.9797	-

Spot rate as of December 31, 2023, is used to translate the balance sheet of ADSE CH. Spot rate of April 25, 2023, is used to translate the balance sheet of ADSE CH on the date of its incorporation. Average rate from April 25, - December 31, 2023 is used to translate the expenses incurred by ADSE CH.

Spot rates as of December 31, 2023 and 2022, are used to translate the balance sheet of ADSE US. Average rates from January 01, - December 31, 2023 and 2022 are used to translate the expenses incurred by ADSE US.

Average rate September 15, - December 31, 2021, which corresponds to the incorporation period, is used to translate the expenses incurred by ADSE US.

Spot rate as of December 22, 2021, is used to translate the balance sheet of EUSG (USA) on the date of the merger with ADSE Holdco.

Average rate November 1 – December 31, 2021, is used to translate the USD expenses incurred by EUSG in the corresponding period.

Average rate December 23 - 31, 2021, is used to convert the USD expenses incurred by the Company in the corresponding period.

3.3.13	Earnings per share

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

Also refer to note 4.1.8 for further information on the calculation of basic and diluted earnings per share.

3.3.14	Fair value measurement

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

Accounting policies

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

3.3.15	Government grants

Government grants related to internally generated assets reduce the carrying amount of the corresponding asset. The grant is then recognized in the statement of profit or loss over the useful life of the corresponding asset by way of a reduced amortization charge.

Government grants that compensate ADSE for expenses incurred are recognized in the statement of profit or loss as other income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes available.

3.3.16	Reclassifications

The Group made certain reclassifications between the separate components of functional costs to improve the view on how management views and operates the business. These reclassifications had no effect on reported income (loss), comprehensive income (loss), cash flows, or shareholders’ equity as previously reported.

Disclosure on individual items of the consolidated financial statements

4.	Disclosure on individual items of the consolidated financial statements

4.1	Statements of comprehensive income

4.1.1	Revenue from contracts with customers

ADSE develops, produces, and distributes battery storage solutions for different areas of applications (“multi-use-case”). The product portfolio ranges from the field “charging” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points, to the field “commercial and industrial” including power ranges up to multiple MW/MWh, as well as to the field “residential” which includes small storage solutions. Additionally, ADSE provides its customers with software solutions regarding intelligent controlling and monitoring of battery storage solutions. Other revenues include for example separately acquirable service contracts or maintenance services.

72.1% (2022: 73.9%, 2021: 72.1%) of revenues are generated in Germany. The following table presents the revenue from contracts with customers disaggregated by geographical region based on the customer’s country of domicile:

Revenue by region
kEUR	2023	2022	2021
Germany	77,449	19,538	23,809
Sweden	8,688	207	324
Ireland	8,050	1,223	1,944
United States of America	4,971	731	-
Netherlands	4,770	872	491
Switzerland	1,462	1,628	1,186
Austria	1,389	-	750
Spain	143	1,071	3,371
Rest of the world	462	1,160	1,158
Total	107,384	26,430	33,035

The following table presents the revenue from contracts with customers disaggregated by major products:

Major products
kEUR	2023	2022	2021
Charging	89,323	19,506	23,721
Commercial and industrial	15,788	4,463	6,334
Service	2,004	1,774	2,235
Residential	41	287	479
Other	227	400	267
Total	107,384	26,430	33,035

Charging revenues of kEUR 89,323 (2022: kEUR 19,506; 2021: kEUR 21,118) were recognized point in time while charging revenues of kEUR 0 (2022: kEUR 0; 2021: kEUR 2,603) were recognized over time.

Commercial and industrial revenues of kEUR 14,186 (2022: kEUR 4,311; 2021: kEUR 4,453) were recognized point in time while commercial and industrial revenues of kEUR 1,602 (2022: kEUR 152; 2021: kEUR 2,721) were recognized over time.

Disclosure on individual items of the consolidated financial statements

The following table provides information on contract assets and contract liabilities from contracts with customers:

kEUR	Dec. 31, 2023	Dec. 31, 2022
Receivables, which are included in 'Trade and other receivables'	15,285	13,897
Contract assets	-	6
Contract liabilities	7,519	23,721

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

Contract liabilities mainly relate to advanced consideration received from customers prior to the delivery of products and may include separate performance obligations for extended warranties. ADSE develops and produces specific solutions for its customers which causes the orders to have a certain delivery time. Contract liabilities will be recognized as revenue when the contract ends at the latest, which is generally expected to occur within one year. However, the contract balance may change between contract asset and contract liability depending on the relationship between ADSE’s performance and the customer’s payment.

The increase in cash received excluding amounts recognized at the beginning of the period and revenue recognized that was included in the contract liability balance at the beginning of the period amount to:

kEUR	Dec. 31, 2023	Dec. 31, 2022
Contract liabilities	7,519	23,721
Revenue recognized that was included in the contract liability balance at the beginning of the period	17,997	465
Increases due to cash received, excluding amounts recognized at the beginning of the period	1,795	17,846

There are no incremental costs to obtain or fulfil a contract with a customer, which would have to be recognized as an asset. Furthermore, contracts with customers do not contain a significant financing component.

As of the reporting date, revenue from contracts with customers in an amount of kEUR 7,262 is recognized at a point in time under bill-and-hold arrangements (December 31, 2022: kEUR 8,879, December 31, 2021: kEUR 2,721).

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in the contract with a customer. ADSE generally recognizes revenue when it transfers control over a good to a customer.

Disclosure on individual items of the consolidated financial statements

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

Revenue for software solutions is recognized at a point in time ADSE gives its customer a right-of-use according to IFRS 15.B56.

One-time revenues from replacement parts are also recognized at the point in time of the provided service.

Revenue for repair and maintenance are recognized as the services are provided. The stage of completion for determining the amount of revenue to recognize is assessed based on the work performed.

Disclosure on individual items of the consolidated financial statements

4.1.2	Functional costs

Cost of goods sold

Cost of goods sold include the following:

kEUR	2023	2022	2021
Cost of materials	95,007	23,554	26,433
Personnel expenses	9,623	3,388	3,097
Depreciation and amortization	4,082	3,517	3,103
Other expenses	1,558	445	2,677
Total	110,270	30,904	35,310

The increase in cost of goods sold is the result of an increase in sales. The increase in personnel expenses results from additional employees hired within the financial year. The increase in the depreciation and amortization within the costs of goods sold is the result of the capitalization and amortization of internally generated intangible assets, right-of-use assets as well as items of property, plant, and equipment.

During the financial year 2023, ADSE recognized write-downs of inventories in an amount of kEUR 8,093 (2022: kEUR -78, 2021: kEUR 1,834) as an expense in the cost of sales in the statement of profit or loss.

As of December 31, 2023, personnel expenses include expenses for stock compensation of kEUR 147 (December 31, 2022: kEUR 0, December 31, 2021: kEUR 0).

Research and development expenses

kEUR	2023	2022	2021
Personnel expenses	1,083	182	49
Material expenses	153	344	1,304
Depreciation and amortization	247	168	106
Other expenses	1,350	1,007	553
Total	2,832	1,701	2,012

As of December 31, 2023, personnel expenses include expenses for stock compensation of kEUR 49 (December 31, 2022: kEUR 0, December 31, 2021: kEUR 0).

In the financial year 2023, ADSE has capitalized development costs in the amount of kEUR 5,404 (2022: kEUR 7,406, 2021: kEUR 3,904). Amortization of capitalized development costs, presented as cost of goods sold, amounts to kEUR 2,463 (2022: kEUR 2,458, 2021: kEUR 2,249).

ADSE has applied for and has received various government grants in 2023 and previous years. In the financial year 2023, such government grants received amount to kEUR 2,030 (2022: kEUR 4,615, 2021: kEUR 4,381). As of the reporting date, a total of kEUR 2,390 (December 31, 2022: kEUR 354, December 31, 2021: kEUR 96) of the grants had not yet been paid to ADSE. This amount is recognized as a receivable at the reporting date.

The grants received in 2022 and 2021 were awarded to only cover research expenses and were thus recognized as a reduction of research and development expenses in the financial year 2022 and as other operating income in the financial year 2021. The research projects to which the government grants relate essentially comprise research in the field of electromobility, batteries and energy storage systems, emission-free systems, and energy supply of the future.

Disclosure on individual items of the consolidated financial statements

The government grant applied for in the financial year 2023 relates to development expenses that were capitalized in accordance with IAS 38 and was thus deducted from the carrying amount of the asset in an amount of kEUR 2,030.

Selling, general and administrative expenses

Selling, general and administrative expenses include the following:

kEUR	2023	2022	2021
Personnel expenses	10,243	14,359	3,911
Legal and consulting fees	4,984	3,779	4,450
Administration fee	2,741	3,412	2,963
Marketing costs	1,554	1,925	476
Insurance expenses	1,774	2,365	26
Depreciation and amortization	522	631	227
Other expenses	6,005	4,847	1,268
Total	27,823	31,319	13,321

As of December 31, 2023, personnel expenses include expenses for stock compensation of kEUR 1,365 (December 31, 2022: kEUR 2,770, December 31, 2021: kEUR 10). An amount of kEUR 4,191 was reclassified to cost of sales to improve the view on how management views and operates the business.

Other expenses primarily consist of expenses for general warranties, travel costs and outbound freight.

4.1.3	Other operating income

Other operating income includes the following:

kEUR	2023	2022	2021
Exchange rate gains	139	-	-
Income from compensation	120	1,016	2,584
Income from reversal of provisions	101	913	1,517
Income from subsequent payments	39	408	29
Cost refunds	-	-	174
Other	268	47	233
Total	667	2,383	4,538

Income from compensation relates to financial compensation received from insurance companies and other parties from non-recurring events.

4.1.4	Other operating expense

Other operating expense includes the following:

kEUR	2023	2022	2021
Provisions for onerous contracts	10,973	-	6
Exchange rate losses	1,200	1,007	-
Other expenses	43	64	60
Warranties	-461	-	5,253
Expenses due to subsequent events	-	11	5
Expenses from disposal of assets	-	1	36
Compensation	-	-	42
Total	11,755	1,084	5,402

In the financial year 2023, ADSE recognized a provision for an onerous contract in the amount of kEUR 10,973. This provision relates to contract under which the fixed purchase obligation for inventories exceeds the expected income from the sale of corresponding products.

From the year ended December 31, 2021, to December 31, 2022, other expenses decreased primarily due to forming a special warranty provision in 2021. In 2023, previously recognized provisions for warranties have been utilized resulting in an income from warranties.

Exchange rate losses are based on the changes of the EUR/USD exchange rate in the course of the financial year 2023.

Disclosure on individual items of the consolidated financial statements

4.1.5	Finance result

The finance income and finance costs recognized in profit or loss are as follows:

kEUR	2023	2022	2021
Finance income from remeasurement of warrant liabilities	-	10,329	-
Foreign currency gains	3	9,928	-
Income from other interest and similar income	187	259	47
Finance income	190	20,515	47
Interest expense from bank loans	-1	-17	-296
Foreign currency losses	-	-	-264
Interest expense from related party loans	-	-2	-1,995
Interest expense from leasing	-153	-122	-89
Interest expense from guarantee commissions	-67	-246	-177
Interest expense from shareholder loans	-2,784	-	-
Finance expense from remeasurement of warrant liabilities	-10,859	-	-
Other interest expense	-23	-40	-13
Finance expenses	-13,886	-427	-2,835
Share listing expense	-	-	-65,796
Net finance result	-13,697	20,089	-68,583

As of December 31, 2023, finance expense from remeasurement of warrant liabilities in the amount of kEUR 10,859 consists of amounts recognized as part of the remeasurement of the fair value of public and private warrant liabilities, warrant liabilities from two shareholder loans and warrant liabilities from capital increases (December 31, 2022, finance income of kEUR 10,329, December 31, 2021: kEUR 0).

As of the reporting date, interest expenses from shareholder loans amount to kEUR 2,784 (December 31, 2022: kEUR 0, December 31, 2021: kEUR 0). Refer to note 4.2.12 for further information on the shareholder loans.

Disclosure on individual items of the consolidated financial statements

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

Disclosure on individual items of the consolidated financial statements

4.1.7	Income taxes

The tax benefit / (expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except for the extent to which they are reported directly in equity or in the other comprehensive income.

kEUR	2023	2022	2021
Current year	88	-190	-
Current tax expense	88	-190	-
Origination and reversal of temporary differences	4,378	-3,453	-1,033
Recognition of previously unrecognized (derecognition of previously recognized) tax losses	-1,325	1,071	620
Deferred tax (expense) income	3,053	-2,382	-413
Total	3,141	-2,572	-413

Reconciliation of the effective tax rate

The entity’s tax rate of 29,48% combines a corporate tax rate of 15%, a solidarity surcharge thereon of 5.5% and a trade tax rate of 13,65%.

kEUR	2023	2022	2021
Profit (loss) before tax	-58,221	-16,335	-87,227
Tax using the Company's domestic tax rate	17,161	4,815	25,710
Tax effect of:
Difference in tax rates	-1,348	-525	-10,516
Non-deductible expenses	-585	-130	-582
Non-taxable income	1,291	344	-
Additions for tax purposes	362	-84	-
Non-recognition of deferred tax on loss carry forward and temporary differences	-10,594	-6,738	-7,319
True up on deferred taxes from prior year	-18	527	-
Permanent differences	-3,130	-795	-7,736
Others	2	14	30
Taxes on income	3,141	-2,572	-413

Unrecognized deferred tax assets

Deferred tax assets have not been recognized for tax loss carryforwards:

kEUR	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Tax loss carryforwards	128,587	82,796	55,352

The tax loss carryforwards have no date of expiry.

Disclosure on individual items of the consolidated financial statements

Movement in deferred taxes

Deferred tax balances developed as follows:

kEUR	DTA	DTL	Dec. 31, 2023	DTA	DTL	Dec. 31, 2022
Intangible assets	-	7,308	-7,308	-	5,994	-5,994
Right-of-use assets	-	953	-953	-	955	-955
Inventories	506	1,539	-1,033	663	2,674	-2,011
Contract assets	-	-	-	-	47	-47
Trade and other receivables	41	4	36	514	876	-362
Other assets	-	-	-	-	150	-150
Lease liabilities	996	-	996	988	-	988
Trade and other payables	-	7	-7	-	408	-408
Contract liabilities	1,425	-	1,425	3,627	-	3,627
Other provisions	3,234	114	3,120	61	267	-206
Warrant liabilities	-	-	-	-	2,582	-2,582
Tax loss carryforwards	2,535	-	2,535	3,859	-	3,859
Netting	-8,735	-8,735	-	-9,712	-9,712	-
Total	-	1,189	-1,189	-	4,241	-4,241

Deferred tax assets and liabilities are offset according to the requirements of IAS 12.74.

The movement of all deferred tax positions is recognized in the P&L as no deferred taxes exist which are related to transaction in equity or OCI.

Disclosure on individual items of the consolidated financial statements

4.1.8	Earnings per share

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

The loss attributable to the shareholders of ADS-TEC Energy (basic and diluted) amounts to kEUR 55,081 (2022:kEUR 18,906, 2021: kEUR 87,640). The weighted average number of interests in circulation amounts to 48,919 (basic) and 49,208 (diluted) (2022: 48,809 (basic) and 49,005 (diluted), 2021: 25,344 (basic) and 25,344 (diluted)) (in k units).

Earnings per share	2023	2022	2021
Profit/loss for the period (attributable to shareholders of the parent) (kEUR)	-55,081	-18,906	-87,640
Weighted average number of ordinary shares outstanding (in k units) (basic)	48,919	48,809	25,344
Weighted average number of ordinary shares outstanding (in k units) (diluted)	49,208	49,005	25,344
Basic loss per share (€)	-1.13	-0.39	-3.46
Diluted loss per share (€)	-1.13	-0.39	-3.46

Disclosure on individual items of the consolidated financial statements

4.2	Statements of financial position

4.2.1	Intangible assets

The development of intangible assets is shown below:

kEUR	Internally generated assets	Software	Total
Cost
As of Jan. 01, 2022	19,801	342	20,142
Additions	7,406	180	7,586
Disposals	-	-6	-6
As of Dec. 31, 2022	27,207	516	27,722
Additions	5,404	189	5,593
Disposals	-	-	-
As of Dec. 31, 2023	32,610	705	33,315

kEUR	Internally generated assets	Software	Total
Amortization
As of Jan. 01, 2022	-2,897	-208	-3,104
Additions	-2,458	-107	-2,565
Disposals	-	6	6
As of Dec. 31, 2022	-5,355	-309	-5,664
Additions	-2,463	-148	-2,611
Disposals	-	-	-
As of Dec. 31, 2023	-7,818	-457	-8,274

kEUR	Internally generated assets	Software	Total
Carrying amounts
As of Jan. 01, 2022	16,904	134	17,038
As of Dec. 31, 2022	21,852	207	22,059
As of Dec. 31, 2023	24,793	248	25,041

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

Intangible assets that are material to ADSE’s consolidated financial statements include development activities relating to the development of ChargeBox (CBX), a customer specific ChargeBox (DC-CBX) and ChargePost (CPT). Development activities for CBX and DC-CBX were capitalized in the financial years 2020, 2019 and 2018 and have a remaining useful life of four years. As of the reporting date, the carrying amount of CBX amounts to kEUR 3,608 (December 31, 2022: kEUR 4,580) and of DC-CBX amount to kEUR 4,743 (December 31, 2022: 6,021). As of the reporting date, the carrying amount of CPT amounts to kEUR 14,186 (December 31, 2022: kEUR 8,334).

Disclosure on individual items of the consolidated financial statements

4.2.2	Leases

As of December 31, 2023, ADSE leases two warehouse property and one real property in Germany, one warehouse and production property in the United States of America as well as 26 vehicles. The lease terms run from 1 year up to 7 years. ADSE does not have the option to purchase the assets at the end of the contract term.

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

The development of right-of-use assets is shown below:

kEUR	Property	Vehicles	Total
Right-of-use assets
As of Jan. 01, 2022	1,844	143	1,987
Depreciation charge for the year	622	116	739
Additions to right-of-use assets	1,912	205	2,119
As of Dec. 31, 2022	3,134	232	3,366
Depreciation charge for the year	816	133	949
Additions to right-of-use assets	702	169	871
As of Dec. 31, 2023	3,020	268	3,286

For leases with short-term contracts of up to one year and low-value assets, ADSE has elected not to recognize right-of-use-assets and lease liabilities.

There are no material expenses relating to variable lease payments in the measurement of lease liabilities.

ADSE did not enter into any sublease agreements.

In 2023, a total cash outflow for leases in the amount of kEUR 1,065 (2022: kEUR 828; 2021:kEUR 569) was recognized.

The amounts recognized in profit or loss are shown below:

kEUR	2023	2022	2021
Amounts recognized in profit or loss
Interest on lease liabilities	153	122	89
Expenses relating to short-term leases	119	50	2
Expenses relating to leases of low-value assets, excluding short-term leases of low value assets	22	13	7
Amounts recognized in the statement of cash flows
Total cash outflow of leases	1,065	828	569

Disclosure on individual items of the consolidated financial statements

4.2.3	Property, plant, and equipment

The development of fixed assets is shown below:

kEUR	Property, plant and equipment	Construction in progress	Total
Cost
As of Jan. 01, 2022	4,728	82	4,810
Additions	2,945	539	3,484
Disposals	-136	-	-136
Reclassification	94	-94	-
As of Dec. 31, 2022	7,631	527	8,158
Additions	2,154	143	2,297
Disposals	-58	-	-58
Reclassification	498	-498	-
As of Dec. 31, 2023	10,225	172	10,397

kEUR	Property, plant and equipment	Construction in progress	Total
Depreciation
As of Jan. 01, 2022	-1,852	-	-1,852
Depreciation	-1,032	-	-1,032
Disposals	116	-	116
As of Dec. 31, 2022	-2,768	-	-2,768
Depreciation	-1,291	-	-1,291
Disposals	53	-	53
As of Dec. 31, 2023	-4,006	-	-4,006

kEUR	Property, plant and equipment	Construction in progress	Total
Carrying amounts
As of Jan. 01, 2022	2,876	82	2,958
As of Dec. 31, 2022	4,863	527	5,389
As of Dec. 31, 2023	6,219	172	6,391

Disclosure on individual items of the consolidated financial statements

4.2.4	Other investments and other assets

Other investments and other assets include the following:

kEUR	Dec. 31, 2023	Dec. 31, 2022
Other investments	5	3,199
Other assets	174	174
Total	179	3,373

As of December 31, 2022, other investments include a convertible loan of kEUR 5,000 granted to one of ADSE’s customers on April 01, 2022, to support the customer and fund the purchase of ADSE’s products. The loan had an interest rate of 6% p.a. with an original due date on March 31, 2027. As of December 31, 2022, kEUR 3,221 of the loan balance had been drawn and had accrued interest of kEUR 63. Additionally, an expected credit loss of kEUR 85 had been recorded, resulting in the carrying amount of kEUR 3,199. The loan, including accrued interest, was repaid by the customer in May 2023.

Other assets include a deposit for a rental building amounting to kEUR 137 (December 31, 2022: kEUR 137) and a cash deposit at the Swiss tax office amounting to kEUR 37 (December 31, 2022: kEUR 37).

4.2.5	Inventories

Inventories include the following:

kEUR	Dec. 31, 2023	Dec. 31, 2022
Finished goods	15,010	16,804
Trading goods	-	1,474
Work in progress	7,003	3,912
Raw materials	30,995	36,766
Total	53,008	58,956

kEUR	Dec. 31, 2023	Dec. 31, 2022
Write-downs finished goods	-1,700	-206
Write-downs work in progress	-626	-502
Write-downs raw materials	-11,563	-5,111
Total	-13,889	-5,819

During the financial year 2023, ADSE recognized write-downs of inventories in an amount of kEUR 8,093 (2022: kEUR -78, 2021: kEUR 1,834) as an expense in the cost of sales in the statement of profit or loss.

Disclosure on individual items of the consolidated financial statements

4.2.6	Trade and other receivables and contract assets

Trade and other receivables include the following:

kEUR	Dec. 31, 2023	Dec. 31, 2022
Trade receivables	15,285	13,897
Advanced payments	2,651	2,113
Other receivables financial	2,443	925
Deferred expenses and accrued income	686	678
Other receivables non-financial	166	56
Total	21,231	17,670

As of the reporting date, other receivables financial mainly include receivables from government grants.

4.2.7	Cash and cash equivalents

Cash and cash equivalents include the following:

kEUR	Dec. 31, 2023	Dec. 31, 2022
Cash	2	1
Cash at banks	29,161	34,440
Total	29,162	34,441

The cash and cash equivalents presented in the statement of cash flows comprise all cash reported in the statements of financial position.

As of December 31, 2023, cash at banks includes restricted cash of kEUR 1,475 (December 31, 2022: kEUR 12,042).

4.2.8	Equity

The changes in the various components of equity from January 01, 2021 through December 31, 2023 are shown in ADSE’s statements of changes in equity.

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

Disclosure on individual items of the consolidated financial statements

On December 28, 2023, ADSE Holdco issued 1,666,667 ordinary shares at a par value of USD 0.0001 resulting in an increase of the share capital of USD 167. These shares were acquired by a new investor for USD 6.00 per share. Together with the shares, 1,339,285 warrants with an exercise price of USD 7 and USD 8 were issued (refer to note 4.2.9). The split of the total transaction price lead to an increase in equity of kUSD 7,802 (kEUR 7,009) and the recognition of a warrant liability of kUSD 2,198 (kEUR 1,989). Transaction costs incurred in context of the transaction in the amount of kUSD 283 (kEUR 268) are deducted from equity, resulting in a net increase in equity of kEUR 6,741.

The development of issued and outstanding shares from January 01, 2021, to December 31, 2023, is shown in the table below. As of December 21, 2021, as part of the share for share exchange 32,039 shares of ADSE GM shareholder have been converted to 24,683,333 ordinary shares of ADSE Holdco.

in k units	2023	2022	2021
Outstanding as of Jan. 01	48,877	48,808	32
Share for share exchange	-	-	24,651
Business combination	-	-	24,125
Capital increase	1,667	-	-
Stock compensation	41	69	-
Outstanding as of Dec. 31	50,585	48,877	48,808
Treasury shares	58	28	-
Issued and outstanding as of Dec. 31	50,642	48,905	48,808

For the year ended December 31, 2021, the opening balance of retained earnings contains retained earnings of the ADSE GM (accounting predecessor).

The result for the period contains consolidated losses of ADSE.

As of December 31, 2023, other equity consists of currency translation reserves on translation of ADSE US (USD) and ADSE CH (CHF) from their functional currency to the presentation currency of ADSE (EUR). As of December 31, 2022, other equity consists of currency translation reserves on translation of ADSE US from its functional currency (USD) to the presentation currency of ADSE (EUR). As of December 31, 2021, other equity consists of currency translation reserves on translation of EUSG from its functional currency (USD) to the presentation currency of ADSE (EUR) upon the merger with ADSE Holdco and on the translation of ADSE US.

As of December 31, 2023, the share capital amounts to kEUR 4 (December 31, 2022: kEUR 4, December 31, 2021: kEUR 4) and is fully paid in.

Other equity comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

kEUR	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Share capital	4	4	4
Capital reserves	225,007	216,815	214,100
Other equity	106	45	-2
Retained earnings	-136,117	-117,211	-29,570
Profit/Loss	-55,081	-18,906	-87,640
Equity attributable to shareholders of ADSE	33,919	80,747	96,892
Total	33,919	80,747	96,892

Disclosure on individual items of the consolidated financial statements

4.2.9	Warrant liabilities

As of the reporting date, warrant liabilities include the following:

kEUR	No. of warrants issued	Dec. 31, 2023
Public warrants	7,187,486	5,243
Private warrants	4,475,000	3,280
Warrants relating to shareholder loans	3,216,667	11,114
Warrants relating to capital increases	1,339,285	1,989
Total	16,218,438	21,626

As of December 31, 2022, warrant liabilities include the following:

kEUR	No. of warrants issued	Dec. 31, 2022
Public warrants	7,187,486	1,348
Private warrants	4,475,000	1,091
Total	11,662,486	2,439

Public and private warrants

As of December 31, 2023, public and private warrant liabilities amounting to kEUR 8,523 (December 31, 2022: kEUR 2,439) relate to 7,187,486 public warrants and 4,475,000 private warrants including 100,000 lender warrants issued. In comparison to December 31, 2022, there have been no changes in the amount of warrants issued.

6,250,000 public warrants were issued as part of the EUSG units in the IPO to the public shareholders on January 26, 2021. Each EUSG unit contained one share and one-half warrant. Additional 937,486 warrants were issued as part of the overallotment to the underwriters.

4,475,000 private warrants were issued by EUSG to EUSG Sponsor and the underwriters. Lender warrants were issued in lieu of a repayment of a promissory note and are accounted for as private warrants.

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

As described in note 1.3, on the merger of EUSG with EUSG II and ultimately with ADSE Holdco in 2021, each EUSG public and private warrant was converted into one ADSE Holdco public and private placement warrant respectively under the same terms as EUSG warrants. Upon the merger it is assessed that the EUSG public and private warrants were assumed as a liability as part of the acquisition. Therefore, the Company’s warrants issued to replace EUSG warrants are accounted as a liability at fair value through profit and loss.

Public warrants are measured at fair value through profit or loss with reference to their quoted market price on NASDAQ (Level 1 – Fair value hierarchy under IFRS 13).

Disclosure on individual items of the consolidated financial statements

The market prices for private warrants are not observable as these are not actively traded. Their fair value is determined by applying a Black-Scholes option pricing model with the following inputs corroborated with observable market data (Level 2 – Fair value hierarchy under IFRS 13):

Input	Reference	Dec. 31, 2023	Dec. 31, 2022
Spot price	1	USD 7.15	USD 3.12
Strike price	2	USD 11.50	USD 11.50
Expected term (years)	3	2.98	3.98
Risk free rate	4	4.01%	4.11%
Dividend yield	5	0.00%	0.00%
Annual volatility	6	33.78%	46.94%
Fair value per private warrant		USD 0.81	USD 0.26

1.	Equal to the observed price of the class A common shares,

2.	Warrant strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (December 22, 2026),

4.	Interpolated 2.98-year (December 31, 2022: 3.98) constant maturity US treasury rates,

5.	Assumed dividend yield of 0%,

6.	Implied volatility observed through the public warrants traded price.

Warrants relating to shareholder loans

In 2023, two shareholder loans for the financing of working capital and general corporate purposes were granted by several shareholders to ADSE US (refer to note 4.2.12). In conjuction with the loans, ADSE Holdco issued a total of 3,216,667 warrants.

As of December 31, 2023, the fair value of these warrants amounts to kEUR 11,114 (December 31, 2022: kEUR 0) and is shown as a liability.

1,716,667 warrants with an exercise price of USD 3.00 were issued to the lenders of the first shareholder loan, whereas 1,500,000 warrants with an exercise price of USD 6.20 were issued to the lenders of the second shareholder loan. Each warrant gives the holder the right to acquire one ordinary share in the Company. The holder has the right to exercise the warrants after the first anniversary of the issue date of the respective loan until the second anniversary of the issue date. The warrants can be exercised in full or in parts.

The market prices for those warrants are not observable as these are not actively traded. In consequence, the fair value is determined by applying a Black-scholes option pricing model with the following inputs corroborated with observable market data (Level 2 – Fair value hierarchy under IFRS 13):

	Dec. 31, 2023
Input	Reference	First shareholder loan	Second shareholder loan
Spot price	1	USD 7.15	USD 7.15
Strike price	2	USD 3.00	USD 6.20
Expected term (years)	3	1.34	1.63
Risk free rate	4	4.60%	4.44%
Dividend yield	5	0.00%	0.00%
Annual volatility	6	70.00%	70.00%
Number of warrants outstanding		1,716,667	1,500,000
Fair value per warrant		USD 4.55	USD 2.98

1.	Equal to the observed price of the class A common shares,

2.	Contractual strike price,

Disclosure on individual items of the consolidated financial statements

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (First shareholder loan: May 05, 2025, second shareholder loan: August 18, 2025),

4.	Interpolated 1.34-year (first shareholder loan) / 1.63-year (second shareholder loan) constant maturity US treasury rates,

5.	Assumed dividend yield of 0%,

6.	Volatility calculated as the rounded average of different indicators: implied volatility of public warrants, historical volatility of ADSE stock, volatility of the guideline public companies.

Warrants relating to capital increases

On December 28, 2023, ADSE Holdco issued 1,666,667 ordinary shares at a par value of USD 0.0001 resulting in an increase of the share capital of USD 167 (refer to note 4.2.8). In conjunction with the capital increase, ADSE Holdco issued 1,339,285 warrants with a term of 6 and 12 months. 714,285 warrants were issued with a term of 6 months at an exercise price of USD 7.00, whereas 625,000 warrants were issued with a term of 12 months at an exercise price of USD 8.00. Each warrant gives the holder the right to acquire one ordinary share in the Company.

As of December 31, 2023, the fair value of these warrants amounts to kEUR 1,989 (December 31, 2022: kEUR 0) and is shown as a liability.

The market prices for those warrants are not observable as these are not actively traded. In consequence, the fair value is determined by applying a Black-scholes option pricing model with the following inputs corroborated with observable market data (Level 2 – Fair value hierarchy under IFRS 13):

	Dec. 31, 2023
Input	Reference	6-month warrants	12-month warrants
Spot price	1	USD 7.15	USD 7.15
Strike price	2	USD 7.00	USD 8.00
Expected term (years)	3	0.49	0.99
Risk free rate	4	5.26%	4.80%
Dividend yield	5	0.00%	0.00%
Annual volatility	6	70.00%	70.00%
Number of warrants outstanding		714,285	625,000
Fair vale per warrant		USD 1.52	USD 1.78

1.	Equal to the observed price of the class A common shares,

2.	Contractual strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (6-month warrants: June 28, 2024, 12-month warrants: December 28, 2024),

4.	Interpolated 0.49-year (6-month warrants) / 0.99-year (12-months warrants) constant maturity US treasury rates,

5.	Assumed dividend yield of 0%,

6.	Volatility calculated as the rounded average of different indicators: implied volatility of public warrants, historical volatility of ADSE stock, volatitlity of the guideline public companies.

Disclosure on individual items of the consolidated financial statements

4.2.10	Trade and other payables

Trade and other payables include the following:

kEUR	Dec. 31, 2023	Dec. 31, 2022
Trade payables	12,880	10,012
Sales tax liabilities	3,457	1,583
Accrued expenses	2,670	1,898
Trade payables due to related parties	2,300	1,821
Other payables non-financial	685	384
Other payables financial	198	153
Total	22,191	15,852

Trade payables mainly consist of trade accounts payable and accruals for outstanding invoices.

For information about ADSE’s exposure to liquidity risks please refer to note 4.5.2.2.

4.2.11	Provisions

The development of provisions is shown below:

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2022	8,664	11	16	929	9,620
Added	1,571	-	0	158	1,729
Utilized	1,523	-	-	534	2,057
Reversal	469	-	-	47	517
As of Dec. 31, 2022	8,244	11	16	505	8,775

Date of maturity
Current	2,030	11	16	-	2,056
Non-current	6,214	-	-	505	6,719
Total	8,244	11	16	505	8,775

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2023	8,244	11	16	505	8,775
Added	6,434	10,973	-	197	17,604
Unwind of discount	14	-	-	7	21
Utilized	-5,576	-	-	-10	-5,586
Reversal	-14	-	-4	-73	-90
As of Dec. 31, 2023	9,103	10,983	12	626	20,725

Date of maturity
Current	5,229	10,983	-	-	16,212
Non-current	3,875	-	12	626	4,513
Total	9,103	10,983	12	626	20,725

Disclosure on individual items of the consolidated financial statements

There are no pension commitments or similar obligations.

ADSE provides warranties for general repairs of defects that existed at the time of sale, as required by law. Provisions related to these assurance-type warranties are recognized when the product is sold, or the service is provided to the customer. Initial recognition is based on historical experience. The estimate of warranty-related costs is revised annually. In general warranty provisions cover the expected warranty claims from the customers.

If ADSE has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established. ADSE recognizes any impairment loss that has occurred on assets dedicated to that contract. As of the reporting date, provisions for onerous contracts amount to kEUR 10,983 (December 31, 2022: kEUR 11). In the financial year 2023, ADSE recognized a provision for an onerous contract in the amount of kEUR 10,973. This provision relates to contract under which the fixed purchase obligation for inventories exceeds the expected income from the sale of corresponding products.

4.2.12	Loans and borrowings

As of the reporting date, loans and borrowings include two shareholder loans with a principal amount of kEUR 17,738 and interest payable of kEUR 863. Together with the shareholder loans, 3,216,667 warrants with an exercise price of USD 3.00 and USD 6.20 were issued (refer to note 4.2.9), resulting in a disagio of the loans in the amount of kEUR 4,693 as of the reporting date. Transaction cost are being discounted from the loan as well. Both are amortized using the effective interest rate method. As of December 31, 2023, loans and borrowings amount to kEUR 13,908 (December 31, 2022: kEUR 0).

Two shareholder loans with a total nominal amount of kUSD 12,875 and kUSD 15,000 for the financing of working capital and general corporate purposes have been granted by several shareholders to ADSE US with a maturity date of February 29, 2024, June 30, 2024, and July 31, 2024, and a fixed interest rate of 10% p.a.. As of the reporting date, an amount of kUSD 20,375 (kEUR 18,468) has been drawn by ADSE US. Thereof, kUSD 775 (kEUR 703) have been paid with a maturity date as of December 22, 2023.

As collateral for the second shareholder loan, ADSE US pledged all of its current assets, which among others include its inventories and cash and cash equivalents.

Disclosure on individual items of the consolidated financial statements

4.2.13	Financial instruments

The following table provides the carrying amounts and fair values of all financial assets and financial liabilities, including their levels in the fair value hierarchy.

The fair value disclosure of lease liabilities is not required.

kEUR	Classification	Fair value hierarchy	Carrying amount Dec. 31, 2023	Fair value Dec. 31, 2023	Carrying amount Dec. 31, 2022	Fair value Dec. 31, 2022
Financial assets
Cash and cash equivalents	At amortized cost	3	29,162	29,162	34,441	34,441
Trade receivables (current)	At amortized cost	3	15,285	15,285	13,897	13,897
Other investments	At amortized cost	3	5	5	3,199	3,199
Other financial receivables (current)	At amortized cost	3	2,439	2,439	921	921
Other financial receivables (non-current)	At amortized cost	3	4	4	4	4
Total			46,894	46,894	52,462	52,462

kEUR	Classification	Fair value hierarchy	Carrying amount Dec. 31, 2023	Fair value Dec. 31, 2023	Carrying amount Dec. 31, 2022	Fair value Dec. 31, 2022
Financial liabilities
Warrant liabilities - private	FVTPL	2	3,280	3,280	1,091	1,091
Warrant liabilities - public	FVTPL	1	5,243	5,243	1,348	1,348
Warrant liabilities - Shareholder loan	FVTPL	2	11,114	11,114	-	-
Warrant liabilities - Capital increase	FVTPL	2	1,989	1,989	-	-
Loans and borrowings (current)	At amortized cost	3	13,908	13,908	-	-
Trade payables (current)	At amortized cost	3	12,880	12,880	10,012	10,012
Trade payables due to related parties (current)	At amortized cost	3	2,300	2,300	1,821	1,821
Lease liabilities (non-current)	At amortized cost	3	2,580	-	2,635	-
Lease liabilities (current)	At amortized cost	3	853	-	842	-
Other payables financial (current)	At amortized cost	3	198	198	153	153
Total			54,347	50,913	17,902	14,425

Disclosure on individual items of the consolidated financial statements

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

Restricted stock units program

In 2021, an Incentive Plan was implemented which allows ADSE to grant restricted stock units (RSUs) for members of management and members of the board of directors. The participants shall receive a number of shares of common stock that correspond to the number of RSUs that have become vested on the applicable vesting date.

The RSUs granted for the initial SPAC grant promised have a vesting period of four years while the RSUs granted under the director’s compensation have a vesting period of one year. RSUs granted to members of management have a vesting period of four years. In case of a bad leaver all claims to the RSUs become void.

The grant of RSUs is a share-based payment according to IFRS 2, because the participants receive an entitlement to future remuneration, which is based on real equity instruments. ADSE has no choice to settle the transaction in cash and must settle with equity instruments. Therefore, the grant of RSUs is classified as equity-settled share-based payment according to IFRS 2.

The valuation of the RSUs is based on the share price of ADSE Holdco minus the nominal value of the share on grant date. No option pricing model was applied.

The RSUs were measured at the share price at grant date. For all 331,250 RSUs granted on March 04, 2022, the grant date fair value is USD 8,40. For 11,600 RSUs granted to an external consultant on March 31, 2022, the grant date fair value is USD 8,62. For 268,000 RSUs granted on July 05, 2023, the grant date fair value is USD 6.00 The weighted-average fair value as of the measurement date is USD 7.35.

Disclosure on individual items of the consolidated financial statements

In the financial year 2022, the RSU program developed as follows:

Program	RSUs
Number of awards	342,850
Maximum term (years)	4
Awards outstanding at the beginning of the reporting period (January 01, 2022)	187,500
Awards granted in the reporting period	155,350
Awards forfeited in the reporting period	-50,000
Awards exercised in the reporting period	-96,873
Awards expired in the reporting period	-
Awards outstanding at the end of the reporting period (December 31, 2022)	195,977

In the financial year 2023, the RSU program developed as follows:

Program	RSUs
Number of awards	463,977
Maximum term (years)	4
Awards outstanding at the beginning of the reporting period (January 01, 2023)	195,977
Awards granted in the reporting period	268,000
Awards forfeited in the reporting period	-81,335
Awards exercised in the reporting period	-94,453
Awards expired in the reporting period	-
Awards outstanding at the end of the reporting period (December 31, 2023)	288,189

The RSUs have no exercise price. The weighted average remaining contractual lifetime of the RSUs is 2.88 years.

When determining the expense recognition as of December 31, 2023, an average expected fluctuation of 0% - 5% p.a. was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of December 31, 2023, ADSE has recognized a gross increase in equity in the balance sheet of kEUR 729 (December 31, 2022: kEUR 1,370, December 31, 2021: kEUR 10) for share-based payments from RSUs. In the financial year 2023, 30,125 (2022: 27,609) of the vested RSUs were withheld by ADSE to cover payroll taxes, causing a decrease in equity of kEUR 110 (2022: kEUR 77). As of the reporting date, this results in a net increase in equity in the balance sheet of kEUR 619 (December 31, 2022: kEUR 1,293). The expense recognized for RSUs for the year ended December 31, 2023, amounts to kEUR 729 (2022: kEUR 1,370, 2021: kEUR 10).

Non-qualified stock options

Under the non-qualified stock option (NQSO) program, ADSE grants the participant the right to acquire from ADSE the aggregate number of shares of common stock for a fixed price specified in the award agreement. Except for one NQSO agreement concluded under the director compensation, which became exercisable after one year, and one NQSO agreement with a consultant, which has different vesting dates, all other options granted become exercisable according to a vesting schedule earliest after one year and latest after four years from the grant date. In case of a bad leaver-event all claims to the NQSO become forfeited. The options expire after ten years from the grant date.

Disclosure on individual items of the consolidated financial statements

In the financial year 2022, the NQSO program developed as follows:

Program	NQSO
Number of awards	1,457,375
Maximum term (years)	10
Awards outstanding at the beginning of the reporting period (January 01, 2022)	-
Awards granted in the reporting period	1,457,375
Awards forfeited in the reporting period	-135,792
Awards exercised in the reporting period	-
Awards expired in the reporting period	-
Awards outstanding at the end of the reporting period (December 31, 2022)	1,321,583
Awards exercisable at the end of the reporting period (December 31, 2022)	77,100

In the financial year 2023, the NQSO program developed as follows:

Program	NQSO
Number of awards	2,349,166
Maximum term (years)	10
Awards outstanding at the beginning of the reporting period (January 01, 2023)	1,321,583
Awards granted in the reporting period	1,027,583
Awards forfeited in the reporting period	-471,466
Awards exercised in the reporting period	-
Awards expired in the reporting period	-
Awards outstanding at the end of the reporting period (December 31, 2023)	1,877,700
Awards exercisable at the end of the reporting period (December 31, 2023)	246,083

The weighted average remaining contractual life of the NQSOs outstanding at the end of the period is 8.97 years.

The fair value at grant date is independently determined using a black-scholes model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the option.

Measurement of fair values as of March 31, 2022:

Measurement of fair values	4 years	3 years	2 years	1 year
Fair value at grant date in USD	5.02	4.52	3.87	2.26
Share price at grant date in USD	8.62	8.62	8.62	8.62
Exercise price in USD	8.62	8.62	8.62	8.62
Expected volatility in %	78.46%	80.26%	82.57%	65.97%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00

Disclosure on individual items of the consolidated financial statements

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

For the following grant date, vesting had already started with the start of employment of several employees in 2022. However, the formal grant date is January 24, 2023. Measurement of fair values as of January 24, 2023:

Measurement of fair values	3,18 years	2,18 years	1,18 years	0.18 years
Fair value at grant date in USD	1.84	1.48	1.00	0.35
Share price at grant date in USD	3.21	3.21	3.21	3.21
Exercise price in USD	3.21	3.21	3.21	3.21
Expected volatility in %	83.34%	77.63%	68.58%	62.02%
Expected life in years	3.18	2.18	1.18	0.18
Expected dividends in %	0.00	0.00	0.00	0.00

Measurement of fair values as of July 05, 2023:

Measurement of fair values	4 years	3 years	2 years	1 years
Fair value at grant date in USD	3.74	3.29	2.28	1.59
Share price at grant date in USD	6.00	6.00	6.00	6.00
Exercise price in USD	6.00	6.00	6.00	6.00
Expected volatility in %	82.81%	81.30%	64.25%	62.66%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00

The expected price volatility is based on the historic volatility of peer group entities based on the remaining life of the options.

Disclosure on individual items of the consolidated financial statements

The individual programs with different terms and conditions were valued using parameters for historical volatility and risk-free interest rate with corresponding terms. The program granted to the consultant also has an exercise price of USD 10.

When determining the expense recognition as of December 31, 2023, an average expected fluctuation of 0% - 5% p.a. was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of December 31, 2023, ADSE has recognized an increase in equity in the balance sheet of kEUR 832 (December 31, 2022: kEUR 1,397, December 31, 2021: kEUR 0) for the share-based payments from NQSOs. The expense recognized for NQSOs for the financial year 2023 amounts to kEUR 832 (December 31, 2022: kEUR 1,397).

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

ADSE has elected to classify cash flows from interest paid as financing activities, cash flows from interest received and dividends received as operating activities, and cash flows from dividends paid as financing activities. However, dividends have neither been paid nor received in the reporting period.

Reconciliation of movements of liabilities to cash flows arising from financing activities

kEUR	Borrowings	Warrant liabilities	Leases	Total
Balance as of Jan. 01, 2023	-	2,439	3,477	5,915
Changes from financing cash flows
Proceeds from borrowings and shareholder contribution and loans	12,033	-	-	12,033
Proceeds from issues of shares and other equity securities	-	-	-	-
Proceeds from the issue of warrants		8,592	-	8,592
Repayment of loans and borrowings	-703	-	-	-703
Repayment of lease liabilities	-	-	-912	-912
Interest paid	-106	-	-153	-259
Total changes from financing cash flows	11,224	8,592	-1,065	18,751
Effect of changes in foreign exchange rates	-83	-264	8	-339
Changes in fair value	-	10,859	-	10,859
Other changes
Additions to lease liabilities	-	-	871	871
Interest accrued	2,767	-	144	2,911
Total liability-related other changes	2,767	-	1,015	3,782
Balance as of Dec. 31, 2023	13,908	21,626	3,434	38,968

Disclosure on individual items of the consolidated financial statements

kEUR	Borrowings	Warrant liabilities	Leases	Total
Balance as of Jan. 01, 2022	7,522	12,767	2,066	22,355
Changes from financing cash flows				-
Repayment of loans and borrowings	-7,522	-	-	-7,522
Repayment of lease liabilities	-	-	-706	-706
Interest paid		-	-122	-122
Total changes from financing cash flows	-7,522	-	-828	-8,350
Changes in fair value		-10,329		-10,329
Other changes				-
Additions to lease liabilities	-	-	2,239	2,239
Total liability-related other changes	-	-	2,239	2,239
Balance as of Dec. 31, 2022	-	2,439	3,477	5,915

4.5	Capital and financial risk management

4.5.1	Capital management

Through the business combination between the Company and EUSG (refer to note 1.3), ADSE obtained cash proceeds from the EUSG IPO and subsequent PIPE investment as of December 22, 2021. Thereby, ADSE’s capital structure significantly changed with equity becoming one of the primary sources of financing.

In 2023, ADSE has concluded two shareholder loans, that have been granted by several shareholders to ADSE US for the financing of working capital and general corporate purposes (refer to note 4.2.12).

Consequently, equity, and in particular, capital reserves, which contain share premium from IPO and PIPE investment, as well as shareholder loans are managed as capital.

ADSE’s policy is to maintain a stable liquidity position to enable ADSE growth of market presence and investments into new technologies. Currently ADSE generates negative cash flows both from operating and investing activities. Therefore, the management closely monitors ADSE's liquidity reserves as well as the expected cash flows from its operating activities.

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

As of December 31, 2023, ADSE’s main financial liabilities include liabilities from warrants, trade payables, lease liabilities as well as shareholder loans. The primary purpose of these financial liabilities is to finance ADSE’s operations and provide guarantees to support its operations. ADSE is mainly exposed to liquidity risk as well as credit risk. The market risk, mainly including currency risk, interest rate risk, and equity risk is assessed as not negligible. However, ADSE does not have long term loans with variable interest rates. Furthermore, most of the business activities are concluded in the reporting currency Euro.

Disclosure on individual items of the consolidated financial statements

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

For trade receivables and contract assets, ADSE applies the “simplified approach” and measures and accounts the loss allowance at an amount equal to the lifetime expected credit losses, while for all other financial assets measured at amortized cost the general approach is applied. As there is a heterogeneous portfolio of customers separate probabilities of default rates are determined for each significant customer. The determination of probability of default is done by an external service provider that acts as an independent credit rating agency.

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

Impairment gains (losses) on financial assets recognized in profit or loss amounted to kEUR 104 in the financial year 2023 (2022: kEUR -228, 2021: kEUR -171).

In the following tables, the loss allowance as of December 31, 2023 and December 31, 2022 was determined as follows for trade receivables, contract assets and other investments.

kEUR	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	>90 days past due	Total
Dec. 31, 2023
Expected loss rate	0.43%	0.99%	0.77%	0.12%	3.15%	-
Gross carrying amount - trade receivables	9,338	3,024	913	435	1,793	15,504
Gross carrying amount - other investments	5	0	0	0	0	5
Gross carrying amount - contract assets	0	0	0	0	0	-
Loss allowance	-40	-30	-7	-1	-56	-134
Total	9,302	2,995	906	435	1,737	-

kEUR	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	>90 days past due	Total
Dec. 31, 2022
Expected loss rate	2.15%	1.41%	0.00%	0.00%	8.64%	-
Gross carrying amount - trade receivables	10,357	2,760	185	1	700	14,003
Gross carrying amount - other investments	3,284	0	0	0	0	3,284
Gross carrying amount - contract assets	6	0	0	0	0	6
Loss allowance	-294	-39	0	0	-60	-393
Total	13,353	2,722	185	1	639	-

Disclosure on individual items of the consolidated financial statements

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

ADSE aims to maintain the level of its cash and cash equivalents at a level that exceeds the expected cash outflows from financial liabilities.

Exposure to liquidity risk

ADSE’s policy is to maintain sufficient cash and cash equivalents at all times to meet current and future obligations as they fall due. ADSE manages its liquidity by maintaining sufficient liquid assets.

Adverse developments in the capital markets could increase ADSE's financing costs and limit its financial flexibility.

The following table shows the remaining contractual maturities of ADSE's financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments:

kEUR	Total	Less than 1 year	1-5 years	More than 5 years
Shareholder loans	19,317	19,317	-	-
Lease liabilities	3,718	983	2,735	-
Trade payables	12,880	12,880	-	-
Trade payables due to related parties	2,300	2,300	-	-
Other payables	3,553	3,384	-	169
Total	41,769	38,865	2,735	169

Disclosure on individual items of the consolidated financial statements

Shareholder loans include as disagio in the amount of kEUR 4,693 as of the reporting date (refer to note 4.2.12).

The following table shows the remaining contractual maturities of ADSE's financial liabilities as of December 31, 2022. The amounts are gross and undiscounted and include contractual interest payments:

kEUR	Total	Less than 1 year	1-5 years	More than 5 years
Lease liabilities	4,571	1,038	3,228	305
Trade payables	10,012	10,012	-	-
Trade payables due to related parties	1,821	1,821	-	-
Other payables	2,435	2,285	-	150
Total	18,840	15,157	3,228	455

ADSE’s current financial position with a cash level of kEUR 29,162 as of December 31, 2023 (December 31, 2022: kEUR 34,441) reduces liquidity risks. However, ADSE is exposed to liquidity risks resulting from short-term due date of the shareholder loans, delayed customer payments and if ADSE cannot manage to generate cash from its current inventories or cannot obtain additional financing.

4.5.2.3	Market risk

Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect ADSE’s income or the value of its holdings of financial instruments. The financial instruments affected by market risk essentially comprise financial assets and financial liabilities.

Interest rate risk

Interest risk is the risk that changes of interest rates will affect interest expenses from loans or borrowings and interest income from cash and cash equivalents. As of December 31, 2023, loans and borrowings amount to kEUR 13,908, consisting of two interest-bearing shareholder loans. However, both shareholder loans are based on fixed interest rates. Thus, no interest rate risks exist. Based on balances in bank accounts amounting to kEUR 29,162 as of December 31, 2023, negligible interest rate risk arises with respect to interest income.

Equity risk

Equity risk is the risk that changes in stock markets – e.g. a falling price of ordinary shares and/or public warrants of ADSE (“ADSE’s trading price”), receiving no dividends, receiving lower dividends than expected, or fluctuations in the equity markets – will affect the value of ADSE’s common shares and outstanding warrants. The volatility of ADSE’s trading price could potentially have significant impact on the valuation of warrant liabilities in the future and valuation of future share-based payments. As of December 31, 2023, equity risks arise with respect to warrant liabilities amounting to kEUR 21,626. In management’s opinion, a sensitivity analysis is unrepresentative of the inherent equity risk as the year end exposure does not reflect the exposure during the year.

Currency risk

Foreign exchange risk arises when individual Group entities enter into transactions denominated in a currency other than their functional currency.

ADSE is exposed to currency risks arising from bank balances in foreign currencies, transactions in foreign currencies including revenue generated or purchases for materials and services, and operating business activities in the US for ADSE US and Switzerland for ADSE CH. The main exposure of currency risks arise with respect to bank balances amounting to kEUR 9,806 (December 31, 2022: kEUR 10,087) which are denominated in USD. Lesser currency risks arise from normal operations since 95% of revenues in 2023 (2022: 87%, 2021: 94%) are generated in EUR.

Disclosure on individual items of the consolidated financial statements

Sensitivity of the foreign currency risk

The sensitivity analysis approximately quantifies the risk that can occur within the framework of set assumptions if certain parameters are changed to a defined extent. Exchange rate risks exist for US dollars (USD) and Swiss franc (CHF).

The following disclosures describe the sensitivity of an increase or decrease in the USD and CHF against the EUR from ADSE's perspective. Currency risks within the meaning of IFRS 7 arise from financial instruments that are denominated in a currency other than the functional currency and are of a monetary nature. Translation differences from the translation of financial statements of foreign Group companies into ADSE currency are not taken into account. The sensitivity analysis was prepared for the main financial instrument (cash and cash equivalents) outstanding as at the balance sheet date of ADSE.

If the EUR had appreciated or depreciated by 10.0% against the USD as at December 31, 2023 and 2022 respectively, the consolidated profit would change in the manner shown below:

kEUR	Variance	Dec. 31, 2023	OCI	Variance	Dec. 31, 2022
EUR/USD	+/-10,0%	-891/+1,090	-	+/-10,0%	-917/+1,121

If the EUR had appreciated or depreciated by 10.0% against the CHF as at December 31, 2023 and 2022 respectively, the consolidated profit would change in the manner shown below:

kEUR	Variance	Dec. 31, 2023	OCI	Variance	Dec. 31, 2022
EUR/CHF	+/-10,0%	-3/+3	-	-	-

Other market risks

ADSE is not significantly exposed to other market risks.

Segment reporting

5.	Segment reporting

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

kEUR	2023
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	102,413	4,971	107,384	-	107,384
Inter-segment revenues	1,152	-	1,152	-1,152	-
Total revenue	103,565	4,971	108,536	-1,152	107,384

Earnings before interest taxation depreciation and amortization (EBITDA)	-33,560	-6,296	-39,856	182	-39,674
Depreciation and amortization	-4,773	-77	-4,850	-	-4,850
Operating result (EBIT)	-38,333	-6,373	-44,707	182	-44,525
Financial income	190	-	190	-	190
Financial expenses	-11,095	-2,791	-13,886	-	-13,886
Financial result	-10,906	-2,791	-13,697	-	-13,697
Profit before tax	-49,239	-9,164	-58,403	182	-58,221
Income tax benefits	3,141	-	3,141	-	3,141
Profit for the year	-46,099	-9,164	-55,263	182	-55,081

Segment reporting

kEUR	2022
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	25,699	731	26,430	-	26,430
Inter-segment revenues	19,924	-	19,924	-19,924	-
Total revenue	45,623	731	46,354	-19,924	26,430

Earnings before interest taxation depreciation and amortization (EBITDA)	-20,711	-8,219	-28,931	-3,156	-32,086
Depreciation and amortization	-4,312	-25	-4,337	-	-4,337
Operating result (EBIT)	-25,023	-8,245	-33,268	-3,156	-36,423
Financial income	19,922	-	19,922	593	20,515
Financial expenses	-424	-3	-427	-	-427
Financial result	19,498	-3	19,495	593	20,089
Profit before tax	-5,525	-8,248	-13,772	-2,562	-16,335
Income tax expenses	-3,060	-	-3,060	488	-2,572
Profit for the year	-8,584	-8,248	-16,832	-2,075	-18,906

kEUR	2021
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	33,035	-	33,035	-	33,035
Inter-segment revenues	2,206	-	2,206	2,206	-
Total revenue	35,241	-	35,241	2,206	33,035

Earnings before interest taxation depreciation and amortization (EBITDA)	-14,467	-774	-15,241	82	-15,159
Depreciation and amortization	-3,485	-	-3,485	-	-3,485
Operating result (EBIT)	-17,952	-774	-18,725	82	-18,643
Financial income	47	-	47	-	47
Financial expenses	-2,835	-	-2,835	-	-2,835
Listing fee	-65,796	-	-65,796	-	-65,796
Financial result	-68,583	-	-68,583	-	-68,583
Profit before tax	-86,535	-774	-87,309	82	-87,227
Income tax expenses	-413	-	-413	-	-413
Profit for the year	-86,948	-774	-87,722	82	-87,640

Segment reporting

Total non-current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Europe	50,206	40,811	24,072
North America	54	126	-
Eliminations	-15,360	-6,745	-
Total non-current assets	34,900	34,192	24,072

Total current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Europe	80,218	108,050	126,103
North America	12,632	22,404	3,174
Eliminations	-3,342	-25,204	-2,124
Total current assets	89,509	105,250	127,152

Total liabilities of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Europe	77,047	57,698	54,170
North America	14,978	24,208	2,369
Eliminations	-1,536	-23,211	-2,206
Total liabilities	90,489	58,695	54,332

Total revenues of both reportable segments can be broken down as follows:

kEUR	2023	2022	2021
Europe	103,565	45,623	33,035
North America	4,971	731	-
Eliminations	-1,152	-19,924	-
Total revenues	107,384	26,430	33,035

Revenues from two major customers of ADSE represented kEUR 39,066 and kEUR 15,046 respectively (2022: two customers, kEUR 8,208 and kEUR 7,145, 2021: one customer, kEUR 18,480) of ADSE’s total revenues.

Related party transactions

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

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

kEUR	2023
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders*	2,651	-	-	122	-2,784
Transactions with affiliated companies*	2,644	-9,616	-	-4,688	-63
Transactions with associated companies*	7,707	-94	-	-122	-
Total	13,003	-9,710	-	-4,932	-983

*)	Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH, Bosch Thermotechnik GmbH, Lucerne Capital Master Fund, and other shareholders. Transactions with affiliates include transaction with subsidiaries of the shareholders. Transactions with associated companies include sales to Polar EV Charge & Storage AB.

kEUR	2022
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders*	76	-151	15	-80	-2
Transactions with affiliated companies*	262	-4,603	35	-6,027	-59
Transactions with associated companies*	153	-85	-	-98	-
Total	491	-4,839	50	-6,205	-61

*)	Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the share-holders.

Related party transactions

In the financial year 2021 ADSE acquired several items of property, plant, and equipment from ads-tec Dresden GmbH for a purchase price of kEUR 774. As of December 31, 2021, these items are presented within property, plant, and equipment in the statement of financial position.

kEUR	2021
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders*	1,601	-26	-	-457	-1,995
Transactions with affiliated companies*	2,253	-2,073	21	-5,402	-
Transactions with associated companies	-	-81	-	-47	-
Total	3,854	-2,180	21	-5,906	-1,995

*)	Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the share-holders.

Other expenses

Other expenses mainly include the administration fees of kEUR 2,741 (2022: 3,412, 2021: kEUR 2,963) paid to ads-tec Administration GmbH, management fees of kEUR 0 (2022: kEUR 0, 2021: kEUR 450) paid to ADSH and development costs of kEUR 246 (2022: kEUR 1,095, 2021: kEUR 1,479) paid to ads-tec Engineering GmbH.

Interest expenses

Interest expenses mainly include the interest expense of kEUR 2,784 referring to the shareholder loan granted in the financial year 2023. This amount represents the effective interest on the shareholder loan considering warrants and transaction cost. In the financial year 2021, interest expense in the amount of kEUR 338 refers to the shareholder loan granted by ADSH and kEUR 1,625 to the shareholder loan granted by the other shareholder.

The table below provides an overview of significant account balances and transactions from such relationships.

Receivables and liabilities to shareholders and affiliated companies

Receivables from affiliated companies mainly include prepayments to ads-tec Industrial IT GmbH in the amount of kEUR 2,022 (December 31, 2022: kEUR 0).

Liabilities to shareholders mainly include shareholder loans granted in the financial year 2023 in the amount of kEUR 13,908 (December 31, 2022: kEUR 0). Please refer to 4.2.9 Warrant liabilities regarding warrants issued together with the shareholder loans.

Liabilities to affiliated companies mainly comprise a liability to ads-tec Industrial IT GmbH in the amount of kEUR 1,428 (December 31, 2022: kEUR 1,167), a liability to ads-tec Administration GmbH in the amount of kEUR 445 (December 31, 2022: kEUR 476) and a liability to ads-tec Dresden GmbH in the amount of kEUR 35 (2022: kEUR 28).

kEUR	Dec. 31, 2023		Dec. 31, 2022
	Receivables	Payables	Receivables	Payables
Transactions with shareholders*	96	13,993	96	216
Transactions with affiliated companies*	2,039	1,974	212	2,144
Transactions with associated companies	762	45	-	12
Total	2,897	16,012	308	2,372

*)	Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH, Bosch Thermotechnik GmbH, Lucerne Capital Master Fund, and other shareholders. Transactions with affiliates include transaction with subsidiaries of the shareholders.

Related party transactions

Key management personnel compensation

As of December 31, 2023, key management is represented by the following people:

Key management personnel	Role
Joseph Brancato	Director
Thomas Speidel	Chief Executive Officer and Director
Kurt Lauk, PhD	Director (Chairman)
Sonja Harms, PhD	Director
Wolfgang Breme	Chief Financial Officer
Michael Rudloff	Chief Operating Officer
Sebastian Schypulla	Chief Purchase and Logistics Officer
Hakan Konyar	Chief Production Officer
Thorsten Ochs (until March 2023)	Chief Technology Officer
Robert Vogt (until June 2023)	Chief Accounting Officer
John Neville (until April 2023)	Chief Sales Officer
Salina Love (until September 2023)	Director
Bazmi Husain (until September 2023)	Director
K.R. Kent (until September 2023)	Director

Key management personnel compensation comprised the following:

kEUR	2023	2022	2021
Short-term employee benefits	2,001	2,532	1,196
Share-based payments	1,509	2,228	10
Total	3,510	4,760	1,206

Key management personnel compensation for the financial year 2021 solely includes short-term employee benefits for four members of the key management as the rest of the key management was first appointed on December 23, 2021, and did not receive any short-term employee benefits.

Short term employee benefits include salary, company cars, training, and other benefits. Share-based payments include expenses for restricted stock units and non-qualified stock options (see note 4.3).

Other financial disclosures

7.	Other financial disclosures

As of December 31, 2023, other financial obligations exist from master purchase agreements for materials with a commitment of kEUR 42,064 (December 31, 2022: kEUR 48,784) of which kEUR 36,885 (December 31, 2022: kEUR 32,249) are short-term financial obligations. Furthermore, there are purchase agreements mainly for materials with a commitment of kEUR 43,030 (December 31, 2022: kEUR 85,214) of which kEUR 41,008 (December 31, 2022: kEUR 73,888) are short-term financial obligations.

As of December 31, 2023, there is a financial obligation of kEUR 4,109 (December 31, 2022: kEUR 3,452) per year from contracted long-term cost allocation agreements and rents with affiliated companies.

Events after the reporting period

8.	Events after the reporting period

On January 31, 2024, ADSE US repaid a portion of the first shareholder loan in a nominal amount of kUSD 1,000 and kUSD 64 of accrued interest. On February 29, 2024, ADSE US made further repayments amounting to a nominal amount of kUSD 4,000 and kUSD 289 of accrued interest.

Commencing on February 01, 2024, Mr. Andreas Fabritius was appointed as Director of ADSE.

Commencing on April 29, 2024, Mr. Alwin Epple was appointed as Director of ADSE.

9.	Approval of the financial statements

The financial statements were approved by the Board of Directors on April 29, 2024 and approved for publication.

Nürtingen

April 30, 2024

/s/ Thomas Speidel	/s/ Wolfgang Breme
Thomas Speidel	Wolfgang Breme

Chief Executive Officer	Chief Financial Officer