Form 20-F
period 2024-12-31
Ads-Tec Energy Public Ltd Co
filed 2025-05-12
CIK 1879248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

For the transition period from _________ to ___________

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

52,362,516 Ordinary Shares, nominal value $0.0001 per share as of December 31, 2024

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“Business Combination Transactions” means the transactions contemplated by the Business Combination Agreement which, among other things, includes the Merger, the Bosch Acquisition and the Share-for-Share Exchange.

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

“EUSG Sponsor” means LRT Capital1 LLC, a Delaware limited liability company.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Irish Companies Act” means the Companies Act 2014, all enactments which are to be read as one with, or construed or read together as one with, the Companies Act 2014.

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

“Subscription Agreements” means those certain subscription agreements entered into on August 10, 2021, among EUSG, ADSE Holdco and the accredited investors named therein (collectively, the “PIPE Investors”) relating to the PIPE Financing.

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

Financial Information

This Annual Report contains our audited consolidated financial statements as of and for the periods ended December 31, 2024 and 2023 (our “audited consolidated financial statements”). The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in euros (“EUR” or “€”) and in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”).

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

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3. Key Information - D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

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

The risk factors and cautionary language referred to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including, but not limited to, those items identified under “Item 3. Key Information - D. Risk Factors”. These risks and uncertainties include:

●	our ability to maintain the listing of the Ordinary Shares and Warrants on a national securities exchange;

●	changes adversely affecting the businesses in which we are engaged;

●	management of growth;

●	general economic conditions, including changes in the credit, debit, securities, financial or capital markets;

●	the impact of health pandemics (e.g., COVID-19) or other adverse public health developments on ADSE Holdco’s business and operations;

●	increased costs, disruption of supply, or shortage of materials, could harm our business;

●	our ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities;

●	the result of future financing efforts;

●	product liability lawsuits, civil or damages claims or regulatory proceedings relating to our technology, intellectual property or products;

●	the impact of the military action in Ukraine may affect our current and future operations in the European Union;

●	any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting;

●	changes to fuel economy standards or the success of alternative fuels may negatively impact the electronic vehicle (“EV”) market and thus the demand for our products and services;

●	changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact the battery-energy storage market and thus the demand for our products and services;

●	existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or results of operation; and

●	other factors discussed in “Item 3. Key Information - D. Risk Factors” in this Annual Report.

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

Risks Related to Our Business and Financial Position

●	We are an emerging growth company with a history of losses. Our ability to continue as a going concern will depend on our ability to increase our cash flow generation and result and to secure additional financing by achieving our strategic plans with remaining uncertainty regarding the interest rates.

●	We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth and expansion to new business areas effectively, our business, operating results and financial condition could be adversely affected.

●	Failure to expand our geographic footprint and to build scalable and robust processes could harm our prospects for growth and profitability, and we may never successfully do so or achieve or sustain profitability.

●	We currently face competition from a number of companies, particularly in commercial and industrial battery-based energy-storage market in Europe, and expect to face significant competition in the future as the market for the EV High-Power-Charger develops.

●	We face risks related to natural disaster and health pandemics, which could have a material adverse effect on our business and results of operations.

●	We rely on a limited number of suppliers and manufacturers for our products. A loss of any of these partners could negatively affect our business.

●	Increases in costs, disruption of supply, or shortage of materials, have harmed and could harm our business again in the future.

●	Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future.

●	Economic turmoil and political instability, including a potential U.S. government shutdown, the ongoing military action in Ukraine and conflict between Israel and Hamas, as well as between China and Taiwan, could have a material adverse effect on our business, financial condition and results of operations.

●	If we are unable to attract, retain, and motivate key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed and could diminish anticipated benefits.

●	We are expanding operations internationally, which will expose us to additional tax, compliance, market and other risks.

●	We may need additional capital in the future to meet our financial obligations, to pursue our business objectives and to expand into new business areas. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

●	Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business.

●	We may be adversely affected by inflationary or market fluctuations, including the impact of recently enacted and prospective additional tariffs and regulations, in the cost of products consumed in providing our services or our cost of labor.

●	Certain estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate.

Risks Related to EV Market

●	Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services including operation of own charge points.

●	Our future growth and success is partly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

Risks Related to Battery Storage System Market

●	Changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact the battery energy storage market and thus the demand for our products and services including operation of own energy storages.

●	We may face significant costs relating to environmental regulations for the storage and shipment of our lithium-ion battery packs that are part of our charging and battery storage products. Technological development projects are underway (e.g. lithium iron phosphate), but the associated risk remains.

●	The EV charging and battery energy storage markets are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and maintain and expand our intellectual property portfolio. Any delays in such development could adversely affect market adoption of our products and our business, financial condition and operational result.

Risks Related to Our Technology, Intellectual Property and Infrastructure

●	We may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

●	Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.

●	In addition to patented technology, we rely on unpatented proprietary technology, trade secrets, designs, experiences, workflows, data, processes, software and know-how.

Risks Related to Our Customers

●	We have a concentration of sales with several key customers and any substantial reduction in sales to such customers would have a material adverse effect on our results of operations and financial condition.

●	Customer relationships with start-ups may present more risks than with established companies.

Risks Related to Financial, Tax and Accounting

●	Our financial condition and results of operations are likely to fluctuate in future periods, which could cause our results for a particular period to fall below expectations, resulting in a decline in the price of Ordinary Shares.

●	As a public company, we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

Risks Related to the Regulatory Environment in which the Company Operates

●	Existing and future environmental health and safety as well as sustainability and cyber security laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines, operational disruptions, reputational damage or other limitations that may adversely impact our financial results or results of operation.

●	As sustainability and cyber threats continue to evolve, the regulatory landscape is becoming increasingly stringent, requiring continuous investment in advanced security measures and sustainability practice.

Risks Related to Ownership of Our Ordinary Shares and Warrants

●	An active trading market of the Ordinary Shares and Warrants may not be sustained and investors may not be able to resell their Ordinary Shares and Warrants at or above the price for which they purchased the securities.

●	Shareholders will suffer additional dilution if the exercise price of the 2025 Convert Warrants are adjusted

●	Certain shareholders that own a significant percentage of the Company may have interests that conflict with the Company’s or yours in the future.

●	We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

Risks Related to the 2025 Convert Notes

●

Our obligations under the terms and covenants in the 2025 Convert Notes could limit our operational flexibility, which could have an adverse effect on our financial condition and results of operations.

●	If we do not comply with the covenants in the Purchase Agreement or the 2025 Convert Notes, it could constitute an event of default which will have a materially adverse impact on our business.

●

We did not immediately receive all of the net proceeds from the May 2025 Offering as additional proceeds are contingent upon the satisfaction of certain terms and conditions. There is no guarantee that we will receive the additional proceeds which may materially impact our business.

●

The issuance of Ordinary Shares pursuant to the conversion of our 2025 Convert Notes may result in significant dilution to our shareholders and negatively impact the trading price of our Ordinary Shares.

●	We have granted a first priority security interest in substantially all of our assets, which could materially and adversely affect our business, financial condition, and ability to operate.

Risks Related to Our Business and Financial Position

We are an emerging growth company with a history of losses. Our ability to continue as a going concern will depend on our ability to increase our cash flow generation and result and to secure additional financing by achieving our strategic plans.

ADSE incurred a net loss of EUR 55.1 million and EUR 98.0 million for the year ended December 31, 2023 and for the year ended December 31, 2024, respectively. ADSE had an accumulated deficit of approximately EUR 191.2 million as of December 31, 2023 and EUR 289.2 million as of December 31, 2024. We expect we will improve the Company´s cash flow generation and operating result significantly in 2025. To support this positive development the company plans to continue to invest in the development, redesign and cost optimization programs of current and new products, services as well as further productivity increases in operations. Our ability to continue as going concern will depend on our ability to achieve these strategic plans and to raise additional equity and debt if required. ADSE’s consolidated financial statements for year ended December 31, 2024, do not include any adjustments that might result from outcome of this uncertainty and have been prepared on a basis that assumes the Company will continue as a going concern. Even if it achieves profitability, there can be no assurance that it will be able to maintain profitability in the future also due to a remaining uncertainty regarding the interest rates.

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

We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth and expansion into new business areas effectively, our business, operating results and financial condition could be adversely affected.

We have experienced rapid growth in recent periods. For example, the number of employees has grown from an average of 46 in 2018 to 302 in 2024. The growth and expansion of our business has placed and continues to place a significant strain on management, engineering, operations, service, financial infrastructure and corporate culture. We rely on our sales and marketing teams to expand our commercial footprint and obtain new customers and partners, respectively, in order to grow our EV charger, commercial and residential, service and operator business, and rely on our engineering, operations and project management personnel to build out and serve new customers. We also rely on our technology team, which is currently being scaled, to continue to develop improvements, enhancements and new functionality in our EV charging products and battery storage systems. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with the requisite skills, technical expertise and experience, which may adversely affect our ability to expand such capabilities.

In the event of further growth as well as expansion into new business areas, our information technology systems and internal control over financial reporting and procedures may not be adequate to support our operations and may introduce opportunities for data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate funds. We may also face risks to the extent such bad actors infiltrate the information technology infrastructure of our contractors.

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

Further for the EV charging and commercial battery storage system market, our current or potential competitors may be acquired by third parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

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

The impacts of health pandemics, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, created significant volatility in the global economy. The spread of COVID-19 also created a disruption in the manufacturing, delivery and overall supply chain of vehicle and photovoltaic manufacturers and suppliers around the world. Any sustained downturn in demand for EVs or photovoltaic or battery storage systems would harm our business.

The past pandemic resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns. These measures have adversely impacted our employees and operations and the operations of our customers, suppliers, vendors and business partners, and may negatively impact demand for our products. These measures by government authorities may return with the re-emergence of health pandemics and may adversely affect manufacturing and building plans, sales and marketing activities, business and results of operations.

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

Economic turmoil and political instability, including a potential U.S. government shutdown, the ongoing military action in Ukraine and conflict between Israel and Hamas, as well as between China and Taiwan, could have a material adverse effect on our business, financial condition and results of operations.

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

Our primary operations are in Germany and we maintain contractual relationships with parts and manufacturing suppliers in Asia, the United States, Europe and other regions and countries. Also, we are continuing to invest to increase our presence in the United States. Managing this expansion requires additional resources and controls, and could subject us to risks associated with international operations, including:

●	conformity with applicable business customs, including translation into foreign languages and associated expenses;

●	lack of availability of government incentives and subsidies;

●	challenges in arranging, and availability of, financing for customers;

●	potential changes to our established business model;

●	cost of alternative power sources, which could vary meaningfully outside of Germany;

●	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

●	installation challenges, including those associated with local licensing and permitting requirements;

●	differing driving habits and transportation modalities in other markets;

●	different levels of demand among commercial, industrial and residential customers;

●	compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, sustainability, banking, employment, sanctions, tax, cyber and information security, privacy and data protection laws and regulations such as the European Union (the “EU”) General Data Protection Regulation (“GDPR”), national legislation implementing the same and changing requirements for legally transferring data out of the European Economic Area;

●	compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act (“FCPA”) and the United Kingdom Anti-Bribery Act;

●	conforming products and compliance with various international regulatory, product and safety requirements;

●	difficulty in establishing, staffing and managing foreign operations;

●	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

●	restrictions on repatriation of earnings;

●	employee and management actions that are not in compliance with our Code of Conduct could result in violations of laws and regulations, including, but not limited to, risks associated with anti-corruption, fair competition, consumer interests, communication and human rights;

●	compliance with potentially conflicting and changing laws of taxing jurisdictions and compliance with applicable German tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws;

●	challenges in obtaining intellectual property protection, policing the unauthorized use of intellectual property or pursuing enforcement of intellectual property rights outside of Germany;

●	challenges in obtaining property protection due to risks arising from theft or asset misappropriation;

●	compliance with business partner, anti-money laundering and anti-terrorist financing laws and regulations, including sanctions and export control regulations;

●	geopolitical turmoil, including the ongoing invasion of the Ukraine by Russia, the conflict between Israel and Hamas or increased trade restrictions between the EU, Russia, China and other countries, social unrest, political instability, terrorism, or other acts of war which may further adversely impact supply chains, transportation and logistics; and

●	regional economic and political conditions.

In addition, any continued expansion is likely to involve the incurrence of significant upfront capital expenditures. As a result of these risks, our current expansion efforts and any potential future international expansion efforts may not be successful.

Our management has limited experience in operating in the consolidated group of a U.S. public company.

Our management has limited experience in the management of a company that is a substantial part of a U.S. public company. Our management team may not successfully or effectively manage our shift to this structure that will be subject to significant regulatory oversight and reporting obligations under relevant securities laws. Their limited experience in addressing the increasingly complex laws governing publicly traded companies could prove to be a significant disadvantage in that an increasing amount of their time is likely to be devoted to these activities, resulting in less time available to manage and grow the business. We may not have sufficient personnel with an appropriate level of knowledge, experience and training in accounting principles, practices or internal controls over financial reporting required by U.S. public companies. The development and implementation of the standards and controls necessary for the Company to achieve the level of accounting and controls standards required by a U.S. public company may require higher than anticipated costs. We may need to expand our workforce and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We may need additional capital in the future to meet our financial obligations, to pursue our business objectives and to expand into new business areas. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

If we seek to raise additional capital in order to meet various objectives, including developing existing or future technologies and solutions, expanding into new business areas as operator, increasing working capital, acquiring new clients, expanding geographically and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute stock ownership. Our ability to raise equity and debt financing may be impacted by increased market volatility, decreased market liquidity, adverse trends in employment levels, prolonged inflation, geopolitical instability or conflicts (including the ongoing hostilities between Russia and Ukraine, conflict between Isreal and Hamas, smoldering conflict between China and Taiwan), trade disruptions, tariffs, altercations over heavy rare earths, economic or other sanctions, or a sustained capital market correction, among other events, and third-party financing being unavailable on terms acceptable to us or at all.

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

In accordance with IFRS 9 - Financial Instruments and IAS 32 - Financial Instruments: Presentation, the Company has determined that its Warrants should be measured at fair value on its statement of financial position, with any changes in fair value to be reported each period in earnings on its consolidated statements of profit or loss and comprehensive income (loss). As a result of the recurring fair value measurement, the Company’s financial statements may fluctuate on an interim basis, based on factors which are outside of its control. Due to the recurring fair value measurement, the Company expects that it will recognize non-cash gains or losses on the Warrants each reporting period and that the amount of such gains or losses could be material.

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

We have processes and procedures in place designed to enable it to quickly recover from a disaster or catastrophe and continue business operations. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps, return to and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenues and earnings, any of which could adversely affect our business and financial results.

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

The current and ongoing invasion of Ukraine by Russia has escalated tensions among the United States, the North Atlantic Treaty Organization (“NATO”) and Russia. The United States and other NATO member states, as well as non-member states, have announced new sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the United States and NATO countries could have an adverse impact on our current operations, and could restrict our ability to expand our operations and EV charger sites into other countries in the European Union in the future. Further, such invasion, ongoing military conflict, resulting sanctions and related countermeasures by NATO states, the United States and other countries lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions for equipment. In light of these events, we developed a plan designed to mitigate the impact of this conflict on our business, but it is unclear if it will successfully mitigate all disruptions, which could have an adverse impact on our operations and financial performance.

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

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the conflict between China and Taiwan.

Our business, financial condition, and results of operations could be adversely affected by disruptions in the global economy caused by the conflict between China and Taiwan. The escalating tensions and potential military conflict between China and Taiwan pose significant risks to global economic stability and our operations.

Taiwan is a critical hub for semiconductor manufacturing, producing a substantial portion of the world’s advanced microchips. Any conflict in the region could severely disrupt the supply chain for these essential components, leading to shortages and increased costs for electronic products and other industries reliant on semiconductors. This disruption could impact our production capabilities and delay the delivery of our products to the market. A conflict between China and Taiwan could lead to widespread trade disruptions, affecting global markets and international trade flows. The imposition of trade barriers, sanctions, and retaliatory measures could hinder our ability to conduct business in affected regions, resulting in decreased sales and revenue. Additionally, the uncertainty surrounding the conflict may deter investment and negatively impact consumer confidence, further affecting our financial performance.

The conflict could trigger broader economic instability, including fluctuations in currency exchange rates, inflation, and economic downturns. These factors may reduce consumer demand and purchasing power, leading to decreased sales and increased operational costs. The ripple effects of the conflict could be felt across various sectors, exacerbating the challenges we face in maintaining our financial stability.

We may be adversely affected by inflationary or market fluctuations, including the impact of recently enacted and prospective additional tariffs and regulations, in the cost of products consumed in providing our services or our cost of labor.

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

Our business operations and financial performance are subject to risks associated with global economic conditions and international trade policies. The imposition of tariffs and other trade barriers by governments can significantly affect our supply chain, production costs, and market competitiveness. Tariffs increase the cost of imported goods, which can lead to higher production costs and reduced profit margins. Additionally, retaliatory tariffs imposed by other countries can restrict our access to key markets, adversely affecting our sales and revenue. The uncertainty surrounding trade policies may also disrupt our supply chain, causing delays and inefficiencies in production and distribution.

President Donald Trump has recently announced a series of tariffs aimed at various countries, including China, Mexico, and Canada. Additionally, President Trump has initiated an investigation into the national security risks posed by U.S. reliance on imported processed critical minerals. This investigation may lead to further tariffs on these essential materials, impacting industries reliant on these imports. The ongoing trade disputes and retaliatory measures from affected countries add to the uncertainty and potential disruptions in our supply chain.

Global economic instability, including fluctuations in currency exchange rates, inflation, and economic downturns, can impact consumer demand and purchasing power. These factors may lead to decreased sales and increased operational costs, further affecting our financial performance.

We continuously monitor global economic trends and trade policies to mitigate these risks. Our strategies include diversifying our supply chain, which increases our ability to obtain more favorable pricing, exploring alternative markets, and adjusting pricing strategies to maintain competitiveness.

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

It is common practice in the electric vehicle and battery storage industry for many employees in companies to belong to a labor union, which can lead to higher personnel costs, process costs and an increased risk of work stoppages. At the beginning of the year 2025, a works council was established at the Klipphausen plant with 5 works council members who are represented by the labor union. We may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results.

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

Risks Related to EV Market

Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services including operation of own charge points.

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

In addition, any failure of the charges and especially battery cells used in our products may cause damage to the equipment or lead to personal injury or death and may subject us to lawsuits. We may have to recall our products, which would be time-consuming and expensive. Further, product liability claims, injuries, defects, or other problems experienced by other companies in the lithium-ion battery market could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance

In addition to the above, the expansion of the new business area to operate our own charging stations, particularly in the public charging environment, gives rise to further risks such as asset risk, operational risk, vandalism, fraud risks, financing risks, risk of a lack of required official approvals, which could impact our business, revenue and earnings.

If any of the above cause or contribute to consumers or businesses to no longer purchase EVs or purchase them at a lower rate, it would materially and adversely affect our business, operating results, financial condition and prospects.

Our future growth, expansion and success is partly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

Our growth in the upcoming years is highly dependent upon the adoption of EVs by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although demand for EVs has grown in recent years, there is no guarantee of continuing future demand. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, our business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

●	perceptions about EV features, quality, safety, performance and cost;

●	perceptions about the limited range over which EVs may be driven on a single battery charge;

●	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

●	volatility in the cost of oil and gasoline;

●	concerns regarding the stability of the electrical grid;

●	the decline of an EV battery’s ability to hold a charge over time;

●	availability of service for EVs;

●	consumers’ perception about the convenience and cost of charging EVs;

●	increases in fuel efficiency;

●	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

●	relaxation of government mandates or quotas regarding the sale of EVs especially in the US; and

●	concerns about the future viability of EV manufacturers.

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

Risks Related to Battery Storage System Market

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

In addition to the above, the expansion of the new business area to operate our own battery energy storage systems, poses further risks such as asset risk, operational risk, vandalism, fraud risks, financing risks, risk of a lack of required official approvals, which could impact our business, revenue and earnings.

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

We may face significant costs relating to environmental regulations for the storage and shipment of our lithium-ion battery packs that are part of our charging and battery storage products.

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

Technological development projects are underway (e.g. lithium iron phosphate), but the associated risk remains. Such projects take time, may cost more than expected and sometimes require lengthy testing, inspections and certifications for product and safety requirements as well as confirmations of conformity.

Our future growth, expansion and success is partly correlated with and thus dependent upon the continuing rapid adoption of decentralized renewable energy.

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

In addition to patented technology, we rely on unpatented proprietary technology, trade secrets, designs, experiences, workflows, data, processes, software and know-how.

We rely on proprietary information (such as trade secrets, designs, experiences, workflows, data, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, customers, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, such agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide adequate remedies in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing counterparties and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, customers, contractors, advisors and other third parties use intellectual property owned by others in their work for it, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

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

We have been and in the future could be subject to claims that High-Power-Charger and battery storage systems are defective or have malfunctioned, or even that people were injured or purported to be injured as a result of such defects, and our customers may bring legal claims against the Company to attempt to hold it liable. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. For example, certain of our customers have experienced a malfunction in our High-Power Charger that we believe is likely the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and implement countermeasures to address these defects and may require us to replace such products under our warranty. These activities have resulted in the recognition of a special warranty provision in the year ended December 31, 2021 and its utilization in subsequent years. We expect to continue to address this issue, and this defect or similar events in the future could adversely affect our brand, relationships with customers and vendors, operating results or financial condition.

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

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. ADSE’s research and not capitalized development expenses were EUR 1.7 million, EUR 2.8 million and EUR 9.0 million during the fiscal years ended December 31, 2022, 2023, and 2024 respectively, and are likely to grow in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

Risks Related to Our Customers

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

We assume that we will continue to significantly diversify our customer base over the next twelve months. In the past, there were concentrations on two major customers, which together accounted for around 55%, 50% and 55% of our revenue in 2022, 2023 and 2024 respectively. In 2024, we continued to devote significant resources to further diversify and expand our customer base so that we have 4 customers that each account for about 10% of total revenue. 85% of total revenue in 2024 was generated with 10 customers. If we are not able to sufficiently and further diversify our customer base, we will continue to be exposed to significant risks associated with a highly concentrated customer base.

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

Risks Related to Financial, Tax and Accounting

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

ADSE generated a loss carryforward in its development phase in an amount of EUR 121.9 million as of its financial year ended December 31, 2024 which may be used to off-set taxes in Germany on future profits in an amount of EUR 116.3 million. As a matter of German tax law, loss carryforwards will be disregarded for tax purposes in case of a change of control unless certain exemptions are met (e.g. valuation issues of hidden reserves). While currently management is optimistic that these criteria can be met in whole or in part and thus loss carryforwards will continue to be available for the future, there is no certainty that the German Tax Authorities will recognize this assessment as it has a certain discretionary scope to evaluate hidden reserves and company values.

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

Risks Related to the Regulatory Environment in which the Company Operates

Existing and future environmental health and safety as well assustainability and cyber security laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines, operational disruptions, reputational damage or other limitations that may adversely impact our financial results or results of operation.

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

As sustainability and cyber threats continue to evolve, the regulatory landscape is becoming increasingly stringent, requiring continuous investment in advanced security measures and sustainability practice.

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

Risks Related with Being a U.S. Public Company

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

The stock market in general has experienced extreme volatility in Russia’s ongoing incursion into Ukraine, and increases in inflation rates that have often been unrelated to the operating performance of particular companies. As a result of this volatility, shareholders may not be able to sell their Ordinary Shares or Warrants at or above the price paid for the securities. The market price for the Ordinary Shares and Warrants may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Certain of our shareholders have registration rights for restricted securities under the terms of our Registration Rights Agreement with the Sponsor and certain other shareholders of ADSE Holdco and Subscription Agreement with the PIPE Investors, which provide for customary “demand” and “piggyback” registration rights for certain shareholders. Sales of a substantial number of Ordinary Shares pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions-7.B. Related Party Transactions -Registration Rights Agreement.”

In addition, in private placement offerings in May 2023, August 2023 and August 2024, the Company issued a total of 1,716,667 May 2023 Financing Warrants, 1,500,000 August 2023 Financing Warrants and 4,633,335 August 2024 Financing warrants. As of the date of this report, 143,333 of these warrants have been exercised. Except for 2,133,334 of the August 2024 Financing Warrants, all of the Company’s outstanding warrants are currently exercisable and the shares issuable upon exercise of the warrants have been registered under registration statements. The exercise of a significant number of warrants may have an adverse effect on the market price of our Ordinary Shares.

Shareholders will suffer additional dilution if the exercise price of the 2025 Convert Warrants are adjusted.

On May 1, 2025, the Company entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “2025 Offering Investors”), pursuant to which the Company agreed to issue (i) senior secured convertible notes in the aggregate original principal amount of $53,763,441 (the “2025 Convert Notes”) and (ii) warrants (the “2025 Convert Warrants”) to purchase up to an aggregate of 1,116,072 Ordinary Shares (collectively, the “May 2025 Offering”).

If and when, after May 1, 2025, the Company grants, issues or sells any Ordinary Shares for a consideration per share price (the “New Issuance Price”) less than $16.88 (the “Exercise Price”), then the Exercise Price will be reduced to an amount equal to the New Issuance Price. Additionally, when determining New Issuance Price, the following are applicable (i) if on or after August 19, 2025, seventy-five trading days after May 1, 2025 (the “Adjustment Date”), the Exercise Price then in effect is greater than the Market Price, as defined in the 2025 Convert Warrant, then in effect (the “Adjustment Price”), on the Adjustment Date the Exercise Price shall automatically lower to the Adjustment Price and (ii) if the Company issues, sells or enters into any agreement to issue or sell, any Ordinary Shares, options or Convertible Securities, as defined in the 2025 Convert Warrant, (the “Value Price Securities”) that are issuable pursuant to such agreement or convertible into Ordinary Shares, holders of the 2025 Convert Warrants have the right, to substitute the price for the Variable Price Securities for the Exercise Price upon exercise of the 2025 Convert Warrant by designating so in the notice delivered upon exercise.

If any of the provisions described above are utilized, our shareholders will suffer dilution.

Certain shareholders that own a significant percentage of the Company may have interests that conflict with the Company’s or yours in the future.

Two of our shareholders beneficially own approximately 59.8 % of the outstanding Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions-7.A. Major Shareholders.” For so long as these shareholders continue to own a significant percentage of our Ordinary Shares, they will be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Ordinary Shares, they will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company and ultimately might affect the market price of the Ordinary Shares.

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

As of May 5, 2025, the Company has warrants outstanding to purchase up to an aggregate of 16,787,310 Ordinary Shares and outstanding options exercisable for 727,400 Ordinary Shares. In addition, we may choose to seek third-party financing to provide working capital for our business, in which event the Company may issue additional equity securities. We may also issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

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

There may be less publicly available information concerning the Company than there is for issuers that are not foreign private issuers because the Company is a foreign private issuer, is exempt from a number of rules under the Exchange Act and is permitted to file less information with the SEC than issuers that are not foreign private issuers, and the Company, as a foreign private issuer, is permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions.

A foreign private issuer under the Exchange Act is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a foreign private issuer, we are exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the Company’s board of directors, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning the Company than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by the Company in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules we are subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. Except for our intention to comply with the Irish law in lieu of the requirements set forth in Nasdaq Listing Rule 5635(d) as described in “Item 16.G. Corporate Governance” we do not currently intend to follow any Irish corporate governance practices in lieu of Nasdaq corporate governance rules, but we cannot assure you that this will not change. If the Company determines to follow any other Irish corporate governance practices in lieu of Nasdaq corporate governance standards, we will disclose each Nasdaq rule that we do not intend to follow and describe the Irish practice that we will follow in lieu thereof.

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

If ADSE Holdco is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section titled “Item 10.E. Taxation - Material U.S. Federal Income Tax Considerations) of Ordinary Shares or Warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. It is uncertain whether ADSE Holdco will be treated as a PFIC for the current taxable year or any future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and depends, among other things, upon the composition of ADSE Holdco’s gross income and assets and its market capitalization, which is likely to fluctuate. Accordingly, there can be no assurance that Parent will not be treated as a PFIC for any taxable year. For a more detailed discussion of certain material U.S. federal income tax consideration that may be relevant to a U.S. Holder in respect of ADSE Holdco’s PFIC classification, please see the section titled “Item 10.E. Taxation - Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to acquiring, owning and disposing of Ordinary Shares and Warrants.

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

In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax (“DWT”).

We do not intend to pay dividends on our Ordinary Shares in the foreseeable future. If we were to declare and pay dividends, in certain limited circumstances, DWT (currently at a rate of 25%) may arise in respect of dividends paid on the Ordinary Shares. A number of exemptions from DWT exist such that shareholders resident in the U.S. and other exempt countries may be entitled to exemptions from DWT. Where an exemption from DWT does not apply in respect of a distribution made to a holder of Ordinary Shares, the Company is responsible for withholding DWT prior to making such distribution and remitting the relevant payment to the Revenue Commissioners of Ireland.

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

See “Certain Material Irish Tax Considerations to Non-Irish Holders.”

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

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of Ordinary Shares or Warrants irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Ordinary Shares and Warrants will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents.

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

Risks Related to the 2025 Convert Notes

Our obligations under the terms and covenants in the 2025 Convert Notes could limit our operational flexibility, which could have an adverse effect on our financial condition and results of operations.

The Purchase Agreement and 2025 Convert Notes contain customary covenants and event of default clauses, which may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs. As a result of these restrictions, we may need to seek permission from the 2025 Offering Investors in order to engage in some corporate actions. The 2025 Offering Investors’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.

If we do not comply with the covenants in the Purchase Agreement or the 2025 Convert Notes, it could constitute an event of default which will have a materially adverse impact on our business.

In connection with the Purchase Agreement and the 2025 Convert Notes, the Company and certain of our subsidiaries entered into a Security and Pledge Agreement, dated as of May 1, 2025 (the “Security Agreement”) whereby the Company and certain subsidiaries (each a “Guarantor” and, collectively, the “Guarantors”) agreed to guarantee, and granted a security interest in substantially all of their assets to secure, the obligations and liabilities of the Company under the Purchase Agreement and the 2025 Convert Notes. As a result, our obligations under the Purchase Agreement and the 2025 Convert Notes are secured by a security interest in substantially all of our tangible and intangible assets. Until all of the 2025 Convert Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the 2025 Convert Notes require us, among other requirements, to maintain a minimum cash reserve amount (as defined in the 2025 Convert Notes). While we believe we will be able to comply with the covenants under the Purchase Agreement and the 2025 Convert Notes, including the minimum cash reserve, we may not be able to comply with these covenants in the future.

We may not generate sufficient cash flow from our operations to satisfy the obligations under the Purchase Agreement and the 2025 Convert Notes, including complying with the covenants. Failure to comply with such covenants would constitute an event of default under the 2025 Convert Notes. If there is an event of default under the 2025 Convert Notes, including with respect to the covenants, each holder may alternatively elect to convert its 2025 Convert Notes at the alternate conversion price equal to the lower of (i) $16.88, (ii) 85% of the lowest volume weighted average price of our Ordinary Shares on any trading day during the five (5) consecutive trading day period ending on and including the trading day immediately preceding the date of the occurrence of the applicable event of default, and (iii) 85% of the lowest volume weighted average price of our Ordinary Shares on any trading day during the five (5) consecutive trading day period ending on and including the trading day immediately preceding the delivery or deemed delivery of the applicable notice.

Additionally, if there is an event of default, the holder could foreclose on its security interest and would have a prior right to substantially all of our assets to the exclusion of our general unsecured creditors. Any such foreclosure would have a material and adverse impact on our business, including but not limited to:

●	impairing our ability to obtain financing or additional debt in the future for working capital, capital expenditures;

●	impairing our ability to utilize any of our assets so foreclosed upon in the ordinary course of business;

●	impairing our ability to access capital and credit markets on terms that are favorable to us or at all;

●	requiring us to dedicate a substantial portion of our cash flow for interest payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital; and

●	limiting our flexibility in planning, or reacting to, changes in our business and the industry in which we operate.

We did not immediately receive all of the net proceeds from the May 2025 Offering as additional proceeds are contingent upon the satisfaction of certain terms and conditions. There is no guarantee that we will receive the additional proceeds which may materially impact our business.

We did not immediately receive all of the $50 million in gross proceeds from our May 2025 Offering as the proceeds are to be provided in two tranches. We initially received $15 million, net of the placement agent’s fees and expenses. The remaining $35 million will become available upon the establishment of a designated, segregated and interest-bearing bank account, from which proceeds will be released upon either our achievement of agreed-upon milestones, including (i) the completion of certain post-closing obligations, including, among other things, the entering into by our German subsidiaries of agreements pursuant to which such subsidiaries grant security interests in their assets to the collateral agent, for the benefit of the holders of 2025 Convert Notes, (ii) the satisfaction of certain equity conditions as of such date, at any time after October 30, 2025, (iii) the construction of at least fifty new charging stations and (iv) no more than $20 million in aggregate principal amount of 2025 Convert Notes remaining outstanding, or may be disbursed upon the mutual written agreement with the designated representatives of the purchasers.

If we do not achieve the agreed-upon milestones and receive the remaining $35 million, our ability to make scheduled payments due under the 2025 Convert Notes may be impacted and our business may not be able to maintain sufficient cash flow to service our indebtedness and make necessary capital expenditures to continue our business.

The issuance of Ordinary Shares pursuant to the conversion of our 2025 Convert Notes may result in significant dilution to our shareholders and negatively impact the trading price of our Ordinary Shares.

The conversion of some of all of our 2025 Convert Notes could result in the issuance of a significant number of Ordinary Shares and will dilute the ownership interests of existing shareholders, unless we satisfy any such conversions solely with cash. The 2025 Convert Notes amortize in installments occurring monthly after the second installment date until maturity, in Ordinary Shares, or otherwise at our option, in cash. If we elect to pay in Ordinary Shares, for purposes of (a) the initial installment, the monthly amortization of our Ordinary Shares will be valued at 80% of the lower of (i) the Closing Bid Price and (ii) the lowest daily volume-weighted average closing price over the five (5) trading days prior to such installment and (b) installments thereafter, the monthly amortization our Ordinary Shares will be valued at the lower of (a) the Conversion Price then in effect; and (b) 95% of the lowest daily volume-weighted average closing prices over the ten (10) trading days prior to the amortization.

Due to the variable nature of the installment conversion prices and formula that sets certain conversion prices of the Ordinary Shares, the issuance may result in significant dilution to our shareholders and could negatively impact the trading price of our Ordinary Shares or cause it to be highly volatile and impair our ability to raise capital through the sale of additional equity securities.

We have granted a first priority security interest in substantially all of our assets, which could materially and adversely affect our business, financial condition, and ability to operate.

Our obligations under the Purchase Agreement and the 2025 Convert Notes are secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries (subject to certain exclusions). As a result, if we fail to meet our obligations under the Purchase Agreement or 2025 Convert Notes, our secured creditors may exercise their rights to foreclose upon or seize our assets, which could materially and adversely affect our ability to continue as a going concern. The existence of liens on our assets may also limit our ability to obtain additional financing, as potential lenders may be unwilling to provide additional credit that is subordinate to the secured interests of the holders of the 2025 Convert Notes. Furthermore, restrictive covenants in the Purchase Agreement and 2025 Convert Notes may limit our operational flexibility, including our ability to incur additional debt, make investments, pay dividends, or dispose of assets, which could negatively impact our ability to execute our business strategy.

If we are unable to generate sufficient cash flow from operations or otherwise obtain funds necessary to meet our debt obligations, we may be forced to seek alternative financing, which may not be available on favorable terms, or at all. Upon the occurrence and during the continuance of an event of default, the holders of the 2025 Convert Notes could accelerate our repayment obligations and exercise remedies against our pledged assets, which could force us into bankruptcy or liquidation and result in a loss of value for our shareholders.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland (“ADSE Holdco”, the “Company”, “we”, “us”, “our” or similar terms), was incorporated in Ireland on July 26, 2021 as a public limited company. ADSE Holdco serves as a holding company for ADSE GM and its subsidiaries. Prior to the Business Combination Transactions in December 2021, we did not conduct any material activities other than those incident to our formation and certain matters related to the Business Combination, such as the making of certain required securities law filings. Upon the consummation of the Business Combination Transactions in December 2021, ADSE GM became the direct, wholly owned subsidiary of ADSE Holdco and holds all material assets and conducts all business activities and operations of ADSE Holdco, and the securityholders of ADSE GM and EUSG became securityholders of ADSE Holdco. The Company’s principal executive office is located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company’s telephone number is +353 1 920 1000.

ADSE Holdco is subject to certain of the informational filing requirements of the Exchange Act. Since ADSE Holdco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of ADSE Holdco are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, ADSE Holdco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, ADSE Holdco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm and is subject to the provisions of the Irish Companies Act.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that ADSE Holdco files with or furnishes electronically to the SEC. Such information can also be found on ADSE Holdco’s website (https://www.ads-tec-energy.com/en/). The information on or accessible through our website is not part of, and is not incorporated by reference into, this Annual Report.

4.B. Business Overview

Our Vision

Our vision is to accelerate the transition from a primarily fossil-based economy to a majority all-electric, carbon (“CO2”) neutral economy by supplying intelligent and scalable battery-based ecosystem platforms consisting of hardware, software and services upon which our customers can operate their individual energy-related business models in the areas of EV ultra-fast charging on power limited grids, residential sector coupling, and a wide range of commercial and industrial applications.

Business Strategy

We are a supplier of integrated technology platforms (ecosystem platforms) that enable customers to run their EV charging and energy business models on those decentralized platforms. Our ecosystem platforms consist of hardware, software and services and are designed to provide key functions such as flexibility (energy storage with a battery), intelligent energy- and data management, as well as a wide range of related and recurring digital and physical services. We believe that these decentralized ecosystem platforms will play a significant role in the transition to a low carbon economy. These decentralized systems are getting more and more complex as the level of integration increases. Development must follow continuous changes in regulatory requirements and component improvements. Batteries, power inverters and all the software and security involved must be serviceable and maintained over a long period of time. For the leading players in the future energy market such as utilities and operators, the question of which platforms to invest in and run their business on will, in our opinion, be based on the quality and total cost of ownership of such platforms. Our core business is providing and servicing these ecosystem platforms to, ideally, all of the future power companies, in principle, striving to reach a CO2 neutral world. Due to the depth of our experience and capabilities across a wide range of technical disciplines, we have positioned ourselves as the partner of choice for customers running their business and serving their end-customers on these platforms. We strive to penetrate two main domains of the decentralized energy market: (1) Ultra-fast Charging on power limited grids; (2) Commercial & Industrial applications.

The High Power Charging opportunity

EVs are expected to play a significant role in mobility. Bloomberg NEF (“BNEF”) expects that yearly sales of electric vehicles globally will reach double digit millions per year between 2026 and 2030. This will lead to a strong increase of EVs in the vehicle population, requiring increasingly quick, reliable, and comfortable charging. Consumers expect at least a comparable convenience and freedom of mobility they are used to with internal combustion vehicles today. Charging within hours might be acceptable if the car is not needed (for example, at home, over night or at the workplace). With an upcoming mobility mass-market, there will be more and more EV owners which will not be able or allowed to install their own homecharger (Level2 or AC-Wallbox) at their dedicated parking lots. Out of that reason, we expect that vehicle owners will want to recharge their vehicles to gain meaningful additional range quickly not only during long-distance travel, but also within the local area they are situated. It cannot be expected that people will be willing to plan a journey like people did 100 years ago. Sudden events, spontaneous rides and unexpected travel must be covered. Hence, ultra-high-power chargers must be widely available in a wide-area network, not only on the highway. Our equipment, which allows the driver to add 100 miles of range in less than 10 minutes (if the car allows sufficient power input), addresses this need of ultra-fast charging everywhere.

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

Products and Services

Our portfolio of ecosystem platforms target the market in two areas: (i) DC-based ultra-fast charging for EVs on power limited grids, (ii) energy storage and management solutions for commercial & industrial applications.

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

ChargePost. The ChargePost is a product that became available in late 2022. It can be connected to existing low power grids and requires virtually no additional construction work in most situations, starting with approximately 22kW at 400 V. Furthermore, the ChargePost can have 75’’ advertisement screens allowing our partners and customers an additional revenue stream out of the investment. Grid services such as bidirectional operations and physical services such as frequency regulation or reactive power supply will be able to be operated on this system. The ChargePost is a semi-mobile ultra-high-power charger which can easily follow the demand by providing up to 300kW charging power even on low powered grids. Key benefit of the ChargePost is, that the owner and operator will be able to make revenues even if no EV will be charged. This multi-revenue stacking is possible since the integrated battery-storage system can be used for energy trading and feeding back the energy into the grid. In combination with selling advertising spaces and fast-charge an EV, the owner and operator is able to maximize the profitability of the own business model.

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

Market Opportunity

Expansion of the Business Model

Until now, ADSE has been a provider of intelligent, battery-based, decentralized platform solutions for B2B customers like oil & gas companies, utilities, c-stores, supermarkets, DIY stores, fleet operators and many more. This means that our B2B customers purchase ADSE products on a one-off basis. ADSE also offers service level agreements, which secure the operation of critical infrastructure for their B2B customers over decades and in turn ensure recurring revenues on ADS-TEC’s balance sheet.

Owner and operator of the installed systems are either the B2B customers themselves or an association of different players who are responsible for individual applications. For example, one Charge Point Operator (CPO), one company who is responsible for the energy trading and one company who is responsible for selling and operating the advertising screens (DOOH – Digital out of Home).

ADSE’s current business model is therefore dependent on the number of one-off systems sold, as well as on the SLAs offered, which generate recurring revenue for ADSE.

This proven business model is supplemented by the following services for selected projects: Financing, installation and commissioning as well as operation of the assets for charging, energy trading and advertising applications (DOOH). One of the first projects to be implemented at 150 exclusive supermarket locations in Germany illustrates the basic mechanism very well. Within a defined project period of, for example, 18 months, ADS-TEC’s battery-based platform solutions must be rolled out and ready for operation. With the completion of this ramp-up phase and the increasing number of projects realized a/o systems installed in the field, the recurring revenues from ultra-fast charging, energy trading and advertising begin to increase significantly.

The market potential for these selected infrastructure projects where ADSE’s decentralized and intelligent platform solutions will be financed, installed and commissioned and operated by ADSE as a full-service provider, is unlimited. In Europe alone, there are more than 530,000 attractive locations for grocery stores, supermarkets, discounter, DIY stores, gas stations, fleet operators, etc.

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

According to a sustainable development scenario of the IEA (International Energy Agency/Internationale Energieagentur), the number of electric vehicles worldwide grows accordingly by 36% annually, reaching 245 million electric cars and plug-in hybrids by 2030 - more than 30 times the current level. In 2030, electric vehicles will reduce greenhouse gas emissions by almost half compared to a comparable fleet of vehicles with combustion engines (source: IEA — press release 15th of June 2020 // IEA — Global EV Outlook 2020: Entering the decade of electric drive?

Source: Statista

As the EV penetration is steadily increasing, new vehicle models with a greater charging capacity, voltage (400V and 800V) and battery - such as the Porsche Taycan Gen.1/Gen.2, Lucid Air, EV’s out of the Kia/Hyundai group - are in demand. Based on the continuous evolution of the EV’s performance, ADSE expects an increasing demand for the ultra-fast charging infrastructure to make use of the technological advancement. This trend is fueled by a low consumer acceptance for long charging periods of greater than 30 minutes. Therefore, ultra-fast charging (>150kW) has gained significant importance and will experience significant growth rates within the charging market.

However, we believe most of the existing power grids in Europe and the U.S. are not designed for providing area-wide ultra-fast charging anywhere. As of today, the low power from the grid is limiting the electro mobility. With ADSE’s charging systems, solutions are available which allow ultra-fast charging despite the limitations of the grid. Profiting from the integrated battery buffer, the power received from the standard low power grid connection (20 - 110 kW) will be used for continuously charging the integrated battery and allowing power output to the vehicle of up to 320 kW.

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

Distribution, Marketing and Strategic Relationships

ADSE has a product and eco-system-platform and a development pipeline which will allow it to diversify in the two end-market segments: “Charging” and “Commercial & Industrial”. All two markets have already been served by ADSE. In general, ADSE applies a B2B market approach serving all kinds of the Future Power Companies.

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

Charging

The market for charging services, or selling electric energy to drivers of electrified vehicles, is characterized by dynamic growth and the entrance of new market participants. ADSE’s flexible go-to-market strategy - providing platforms and services to many owners and operators - allows it to directly or indirectly serve all incumbent and future operators of charging equipment. ADSE serves the charging market either through direct sales or resellers as distribution partners. Orders may be generated through any one of the market participants fulfilling crucial functions in setting-up and operating charge points, including project developers, the charge point operator (CPO) itself, installation and infrastructure service companies, energy companies, and site owners. Usually, ADSE’s customers or distribution partners fulfill several of the above functions.

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

Further, ADSE currently relies on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is ADSE’s or its contractors, may result in liability under environmental laws, under which liability may be imposed without regard to fault or degree of contribution to the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, ADSE may not be able to secure contracts with third parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations. See also “Risk Factors - Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or results of operation.”

Competition

ADSE is diversified across the areas of charging for e-mobility and commercial & industrial applications and considers itself well-positioned in the event of a market change or competitive dynamics in any of those segments individually.

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

ADSE believes there are several potential competitors which offer battery-based products similar to ADSE’s products in the future. In terms of technical specifications in particular, due to the combination of high available charging (to the EV) & recharging power (from the grid into the ADSE battery storage) with a small footprint and low noise emission, ADSE believes it is well-positioned compared to current and future competitors. In 2022, ADSE was nominated for the German Future Award for Innovation and Technology, demonstrating its position as a leading technology company. ADSE was able to continuously develop the Technology and achieve further success; the German Innovation Award (2024); the Green Product Award (2024); the German Environmental Award (2024) and the Red Dot Award (2024). By continued R&D efforts, ADSE strives to incorporate new technical developments in battery technology, into its products.

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

The following table represents the breakdown of total revenues by geographic market for each of the last three financial years:

Revenue by Region (kEUR)	2024	2023	2022
Germany	83,662	77,449	19,538
Ireland	11,577	8,050	1,223
United States of America	5,623	4,971	731
Greece	2,503	0	0
Netherlands	2,395	4,770	872
Austria	1,310	1,389	-
France	1,205	6	201
Switzerland	422	1,462	1,628
Belgium	394	18	141
Sweden	392	8,688	207
Spain	144	143	1,071
Rest of the world	386	438	818
Total	110,013	107,384	26,430

The following table presents the revenue from contracts with customers disaggregated by major products:

Major Products (kEUR)	2024	2023	2022
Charging	102,533	89,323	19,506
Commercial and industrial	1,677	15,788	4,463
Service	5,603	2,004	1,774
Residential	0	41	287
Other	200	227	400
Total	110,013	107,384	26,430

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

Raw materials, parts and supplies obtained from third-party vendors contained and may contain defects resulting in the malfunction of ADSE’s products. ADSE could be subject to claims that its products are defective or have malfunctioned, or even that persons were injured or purported to be injured as a result of such defects, and ADSE’s customers may bring legal claims against ADSE to attempt to hold it liable. Any insurance that ADSE carries may not be sufficient or it may not apply to all situations. To the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. See “Item 3.D. Risk Factors - Our technology has had and in the future could have undetected defects, errors or bugs in hardware or software which has and could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.” For example, certain of our customers have experienced a malfunction in our High-Power Charger (HPC) that we believe is the result of a defective semiconductor component, which has required us to work with our third-party supplier of such component to inspect and repair these defects or replace such products under our warranty. We are in the process of exchanging such affected products and have set up a provision in the past of which approximately EUR 0.3 million are remaining as of year end December 31, 2024 in connection with such process. We expect to continue to address this issue, and this defect or similar events in the future could adversely affect our brand, relationships with customers and vendors, operating results or financial condition.

Employees and Human Capital Management

As of December 31, 2024, ADSE had 302 (2023: 239) employees, with 296 (2023: 230) in Europe and 6 (2023: 9) in the U.S. These employees include 41 (2023: 32) in sales and marketing, 134 (2023: 109) in operations, 69 (2023: 58) in product development, 28 (2023: 19) in service and 30 (2023: 21) in general and administrative positions. ADSE currently also relies, and may continue to rely, on professional employer organizations and staffing organizations for the employment to complement our workforce. Additionally, ADSE has retained a number of expert advisors and consultants that help navigate it through different aspects of its business. ADSE considers its relations with its employees to be good and has not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded ADSE’s business operations.

ADSE’s human capital management objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating ADSE’s new and existing employees.

Manufacturing

ADSE performs the final assembly of its products in-house to ensure the constant high quality of its products and the scalability to meet the future demand. It is the Company’s strong conviction that the demand for technology enabling the transition into the energy market will grow strongly across all product segments quickly growing into a regulated mass market of energy infrastructure. ADSE has therefore consequently targeted flexible but scalable assembly facilities. ADSE has also designed its facilities with a system based on principles developed and applied in the leading industry sectors, and applies a rigorous discipline in all processes and continuous improvement principles. An important aspect of ADSE’s facility design and digitized processes is that it can be cloned easily and quickly within a few months to expand its capacities in line with market growth and its expansion in new markets.

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

Type of property	Location	Square Meterage	Owned/Leased
Office and Laboratory	Nürtingen, Germany	2,162	Long-term Leased
Production and Warehouse	Klipphausen, Germany	8,550	Long-term Leased
Warehouse, Laboratory and Prototyping	Köngen, Germany	1,402	Short-term Leased
Warehouse	Auburn (AL), USA	1,626	Short-term Leased

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

This operating and financial review should be read together with the section captioned “Item 4. Information on the Company - 4.B. Business Overview” and the audited consolidated financial statements of the Company and the related notes to those statements included elsewhere in this Annual Report. Among other things, the audited consolidated financial statements include more detailed information regarding the basis of preparation for the following information. The audited consolidated financial statements of the Company have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information - D. Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements” in this Annual Report.

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

ADSE generates revenue primarily through the sale of its products, services and Big-LinX®. Big-LinX® with its control and monitoring functions enables proactive monitoring, fast response time, parts, and performance warranty. ADSE targets two key markets: battery storage systems for residential, commercial, and industrial customers, and battery buffered high-power charging infrastructure.

Since ADSE GM’s inception in 2008, it has been engaged in producing, developing, and marketing its battery-buffered energy systems, subscriptions, and other offerings, establishing a production and recruiting personnel. ADSE GM has incurred net operating losses and negative cash flows from operations in every year since its inception.

As of December 31, 2024, ADSE had an accumulated deficit of EUR 289.2 million. ADSE has funded its operations mainly with capital contributions, sustained shareholder loans and customer payments.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors which have affected ADSE’s performance in the periods for which financial information is presented in this Annual Report and which will continue to affect our future performance. These factors present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled “Item 3. Key Information - D. Risk Factors”.

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

United States Expansion

ADSE operates in Europe and in the United States. The United States is expected to be a significant contributor to ADSE’s revenue in future years. ADSE believes it is also well positioned to grow its US business, both through new potential business relationships and the expansion of existing multinational business relationships. However, ADSE primarily competes with larger providers of non-battery buffered EV charger producers. Many of these competitors have no ultra-high-power charger, which could cause poor experiences and have a negative impact on overall EV adoption in the US and Europe. ADSE’s growth requires differentiating itself as compared to the potential newcomers and existing competitors with AC and DC chargers. If ADSE is unable to penetrate the market in US, its future revenue growth and profits may be impacted. In fiscal year 2024, ADSE US extended the customer base and entered into a strategic partnership with a large multinational fuel distributor, gas station and convenience store operator to enable installation of ADSE’s charging stations across the customers convenience store network.

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

Battery Storage Systems

Growth in All-Electric-World Adoption

ADSE’s battery storage systems revenue growth is linked to the transition to an all-electric world by using renewable energy in both the “Commercial & Industrial” and “Residential” end-market segments. Even though ADSE’s focus in 2024 was on battery buffered EV charging systems and there was no growth in battery storage systems, ADSE is convinced they are needed to achieve the global objective of CO2 neutral energy systems. ADSE has recently successfully implemented pilot projects that demonstrate the advantages of this technology and lay the foundation for future projects. The market for battery storage systems is still evolving and although demand for systems has grown in recent years significantly, there is no guarantee of such future demand. Factors impacting the demand for battery storage systems include but are not limited to: perceptions about battery storage systems features and advantages, quality, safety, performance and cost; volatility in the cost of oil, gas and energy from finite and renewable resources; availability of services; consumers’ perception about the convenience; and cost of installing and using a battery storage system. In addition, macroeconomic factors could impact demand for renewable energy, particularly since they can be more expensive than energy from finite resources. If the market for battery storage systems does not develop as expected or if there is any slow-down or delay in overall CO2 neutral adoption rates, this would impact ADSE´s ability to increase its revenue or grow its business.

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

Components of Results of Operations

Revenue

ADSE develops, produces, and distributes battery storage solutions for different areas of applications (“multi-use-case”). The product portfolio ranges from the field “residential” which includes small storage solutions, to the field “industrial” including power ranges up to multiple MW/MWh, as well as to the field “charging” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points. Additionally, ADSE provides its customers with software solutions regarding intelligent controlling and monitoring of battery storage solutions. The field “services” includes critical services such as spare party availability, remote management solutions and ongoing operational and software support and maintenance for charging infrastructure.

For the fiscal years 2023 and 2024, the revenue stream mainly includes the production and delivery of ChargeBox (CBX) and ChargePost (CPT). Revenue for the CBX and CPT is recognized once the product is transferred to the customer. The revenue stream “Commercial and Industrial” in fiscal year 2023 and 2024 includes the delivery of a large-scale modular battery storage solution. The revenue for such storage solutions is recognized over time. The percentage of completion is based on the costs incurred. In 2024, the revenue stream “Service” grew substantially compared to the prior year highlighting the growing demand for comprehensive service solutions. Service revenue is recognized in the periods the services are rendered.

ADSE expects that 2025 will be a challenging year due to uncertainty in the market associated with the war between Ukraine and Russia, the war between Israel and Hamas and related supply chain disruptions as well as trade barriers due to customs duties. This can potentially impact ADSE’s efforts to increase sales to a growing customer base and the expansion of its operations in the United States. In addition, the extension of the business model requires a start-up phase with an increase in revenue starting late 2025 into 2026.

Cost of Sales

ADSE’s in-house production cost of sales include raw material, parts, labor and manufacturing costs. Further, cost of sales include allocated overhead attributable to facilities, salaries and information technology as well as the amortization of capitalized development costs.

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

Selling, General, and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses primarily consist of personnel-related expenses, external storage, packaging, marketing cost, professional or legal fees, transaction cost, and other expenses. ADSE incurred additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq listing standards, additional insurance expenses (including directors’ and officers’ insurance), investor relations activities and other administrative and professional services. ADSE also further increased the size of its selling, general and administrative function to support the growth of its business. Overall, the company expects that the SG&A remains on the level of fiscal years 2024 in fiscal year 2025.

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

Other Expenses

Other expenses include effects from provisions for onerous contracts, expenses from special warranties and exchange rate losses.

Other Income

Other income consists mainly of income from reversal of provisions, exchange rate gains, cost refunds and insurance compensation.

Finance Income

Finance income consists of interest income, foreign currency gains and remeasurement of warrant liabilities.

Finance Costs

Finance costs primarily relate to losses from the remeasurement of warrant liabilities and interest expenses from shareholder loans.

Income Tax Benefits/(Expenses)

The tax benefits/(expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except to the extent to which they are reported directly in equity or in the other operating income.

The total tax loss carry forwards of ADSE amounted to EUR 128.6 million at December 31, 2023 and EUR 152.9 million at December 31, 2024.

Results of Operations

Comparison of the Twelve Months Ended December 31, 2024 and 2023

The results of operations for the twelve months ended December 31, 2024 and 2023 presented below should be reviewed in conjunction with ADSE’s audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The following table summarizes ADSE’s historical results of operations for the periods indicated:

	Year Ended December 31
in kEUR	2024	2023	Change	Change (%)
Continuing Operations
Revenue	110,013	107,384	2,629	2%
Cost of sales	(90,585)	(110,270)	19,685	(18)%
Gross profit (loss)	19,427	(2,886)	22,313	(773)%
Research and development	(8,971)	(2,832)	(6,139)	217%
Selling and general administrative	(31,588)	(27,823)	(3,765)	14%
Impairment gains (losses) on trade receivables, contract assets, and other investments	(58)	104	(162)	(156)%
Other expenses	(1,949)	(11,755)	9,806	(83)%
Other income	14,530	667	13,863	2078%
Operating Result	(8,609)	(44,525)	35,916	(81)%
Finance income	24	190	(166)	(87)%
Finance expenses	(88,883)	(13,887)	(74,996)	540%
Net finance result	(88,858)	(13,697)	(75,162)	(549)%
Result before tax	(97,467)	(58,221)	(39,246)	67%
Income tax benefits (expenses)	(491)	3,141	(3,632)	(116)%
Result from continuing operations	(97,958)	(55,081)	(42,877)	78%
Result for the period	(97,958)	(55,081)	(42,877)	78%
Other comprehensive income (loss) for the period, net of tax	939	61	878	1439%
Total comprehensive result for the period	(97,019)	(55,020)	(42,182)	77%

Revenue

The following table summarizes the changes in revenue from the twelve months ended December 31, 2023 to 2024.

	Year Ended December 31
In kEUR	2024	2023	Change	Change (%)
Charging	102,533	89,323	13,210	15%
Commercial & Industry	1,677	15,788	(14,111)	(89)%
Residential	0	41	(41)	(100)%
Service	5,603	2,004	3,599	180%
Other	200	227	(27)	(12)%
Total	110,013	107,384	2,630	2%

The following table summarizes the changes in revenue from the twelve months ended December 31, 2023 to 2024 based on geography.

	Year Ended December 31
In kEUR	2024	2023	Change	Change (%)
Europe	104,390	102,413	1,977	2%
North America	5,623	4,971	652	13%
Total	110,013	107,384	2,629	2%

Total revenue increased by EUR 2.6 million or 2%, from the year ended December 31, 2023 to December 31, 2024. Despite a challenging global economic landscape in 2024, ADSE managed to grow its customer base and achieved higher sales with the product ChargePost in Europe and the product ChargeBox in the US. Service revenue grew by 180% as a result of a higher number of installed products and growing demand for service solutions.

The Company generated 40% and 36% of total revenue from one customer for the fiscal year ended December 31, 2024 and 2023. Besides this customer, about 50% of sales were generated with 14 further customers in 2024 (11 further customers in 2023).

Cost of Sales

Cost of sales decreased by EUR 19.7 million or 18%, from the year ended December 31, 2023 to December 31, 2024, despite the increased revenue of EUR 110 million. This is due to an improvement in the material cost ratio compared to revenue which was achieved by higher selling prices on average and a reduction of material purchase prices. In addition, a provision for onerous contracts from the previous year was utilized and fewer valuation allowances within inventory were necessary as spare parts for long term service contracts have to be kept in stock and are considered to be of value.

Gross Profit

Gross profit improved by EUR 22.3 million from a loss of EUR 2.9 million for the year ended December 31, 2023 to a positive of EUR 19.4 million for the year ended December 31, 2024. The change was primarily due to decreased material costs and sales with higher margins than in fiscal year 2023.

Research and Development

Research and development expenses increased by EUR 6.1 million or 217%, from the year ended December 31, 2023 to December 31, 2024. These figures represent the effect after capitalizing development cost as intangible assets. In the year ended December 31, 2024, the company has capitalized development cost of EUR 0.3 million (year ended December 31, 2023: EUR 5.4 million). The high research and development expenses represent the company’s ongoing efforts in the development of new products and improvement of existing products. The increase compared to prior year results because less cost was capitalized as projects from the past are considered to be finalized and further improvements cannot be capitalized under IFRS.

Selling and General Administrative

Sales and general administrative expenses increased by EUR 3.8 million or 14%, from the year ended December 31, 2023 to December 31, 2024 due to increased personnel cost as a result of growth in the number of employees. This also caused higher cost charges for outsourced services. In addition, insurance expenses increased due the extension of the coverage and sum insured under the D&O insurance policy as well as stock and warehousing insurances in the US.

Impairment Gains (Losses) on Trade Receivables, Contract Assets, and Other Investments

Impairment losses on trade receivables, contract assets, and other investments increased by EUR 0.2 million, from the year ended December 31, 2023 to December 31, 2024 due to the reversal of a reserve for receivables that was repaid in the year ended December 31, 2023 and caused a positive effect in 2023.

Other Expenses

Other expenses decreased by EUR 9.8 million from the year ended December 31, 2023 to December 31, 2024 primarily due to high expenses for a provision for onerous contracts that was formed in 2023. No corresponding expenses were incurred in 2024.

Other Income

Other income increased by EUR 13.9 million from the year ended December 31, 2023 to December 31, 2024 primarily due to the release of provisions for onerous contracts and warranty provisions and higher foreign exchange gains compared to 2023. The provisions for onerous contracts were released as the underlying material can be used as spare parts in service contracts with terms of up to 10 years and is thus considered to be of value despite high inventory coverage. Warranty provisions were released following a detailed technical analysis and new insights regarding the estimated costs to fulfil the warranty obligations.

Net Finance Result

Net finance result decreased from negative EUR 13.7 million for the year ended December 31, 2023 to negative EUR 88.9 million for the year ended December 31, 2024. Finance income decreased by EUR 0.2 million as less interest was recognized since there were no outstanding loan receivables in 2024. For the year ended December 31, 2024, the remeasurement of warrant liabilities resulted in losses of EUR 62.2 million due to the increase in stock price to USD 15.51 on December 31, 2024 compared to USD 7.15 on December 31, 2023 and additional warrants being issued in 2024. In addition, finance expenses for the year ended December 31, 2024 include higher interest expenses from shareholder loans taken out in fiscal year 2023 and 2024 in the amount of EUR 19.8 million as compared to EUR 2.8 million in 2023. Last, finance expenses in 2024 include foreign currency losses of EUR 6.7 million that result from the foreign exchange valuation of warrant liabilities denominated in USD at the reporting date.

Income Tax Benefits/Expenses

Income taxes changed from income tax benefit of EUR 3.1 million for the year ended December 31, 2023 to income tax expenses of EUR 0.5 million for the year ended December 31, 2024 primarily due to originating and reversal of temporary differences.

Comparison of the Twelve Months Ended December 31, 2023 and 2022

The results of operations for the twelve months ended December, 2023 and 2022 presented below should be reviewed in conjunction with ADSE’s audited condensed financial statements and the notes thereto included elsewhere in this Annual Report.

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

Impairment Gains (Losses) on Trade Receivables, Contract Assets, and Other Investments

Impairment losses on trade receivables, contract assets, and other investments decreased by EUR 0.3 million, from the year ended December 31, 2022 to December 31, 2023 due to the reversal of a reserve for receivables that were repaid in the year ended December 31, 2023.

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

5.B. Liquidity and Capital Resources

Sources of Liquidity

ADSE has incurred net losses and negative cash flows from operations since its inception which it anticipates will continue for the foreseeable future. To date, ADSE has funded its operations primarily with proceeds from its operations, capital contributions, sustained shareholder loans and customer payments.

As of December 31, 2024, ADSE had EUR 13.3 million short term loans. As of December 31, 2023, ADSE had EUR 13.9 million short term loans.

As of December 31, 2024 and 2023, we had cash and cash equivalents of EUR 22.9 million and EUR 29.2 million, respectively, of which as of December 31, 2024 EUR 0.64 million were restricted. Our cash is mainly held in Euros and U.S. Dollars at banks.

Management has considered conditions and events which provide doubt about ADSE’s ability to continue as a going concern (i.e., historically recurring losses and negative cash flows from operations) over the 12 months following the issuance of the financial statements. ADSE’s cash on hand, the shareholder loans executed in August 2023 and August 2024, together with cash generated from sales to customers and additional financing from the issue of Senior Secured Convertible Notes on May 1, 2025, should satisfy ADSE’s working capital and capital requirements for at least the next twelve months from May 9, 2025, the date on which ADSE’s audited financial statements were issued. However, no assurances can be provided that sufficient cash is generated from ADSE’s operating activities. If ADSE is unable to do so, it may need to ask for additional funding and/or significantly curtail its operations, modify existing strategic plans and/or dispose of certain operations or assets. See also ADSE’s audited financial statements for the years ended December 31, 2024 and 2023, respectively, included elsewhere in this Annual Report for more information. For greater discussion of the shareholder loans, see “Item 7.B - Related Party Transactions - Indebtedness.”

Liquidity Policy

ADSE maintains a strong focus on liquidity and defines its liquidity risk tolerance based on sources and uses to maintain a sufficient liquidity position to meet its obligations under both normal and stressed conditions. ADSE manages its liquidity to provide access to sufficient funding to meet its business needs and financial obligations, as well as capital allocation and growth objectives.

Debt Profile

	As of December 31,
In kEUR	2024	2023
Shareholder loans (1)	13,333	13,908
Total	13,333	13,908

(1)

On May 5, 2023, the Company issued unsecured promissory notes with an aggregate principal amount of $12,875,000 to certain shareholder lenders. The notes have an interest rate of 10% per annum and are repayable in tranches the latest on June 30 2024. On August 18, 2023 the Company issued secured promissory notes with an aggregate principal amount of $15,000,000 to certain shareholder lenders. As of December 31, 2023, an amount of $7,500,000 of these notes was drawn. The notes have an interest rate of 10% per annum and are repayable on August 31, 2026. The total outstanding principle amount of both notes as of December 31, 2023, amounted to $19,600,000.

In 2024, the Company repaid all May 2023 shareholder loans and extended the repayment date of the drawn amount of the August 2023 note of $7,500,000 until August 31, 2025. In addition, the undrawn August 2023 notes were drawn and extended until August 31, 2025 together with additional secured promissory notes with aggregate principal amount of $8,000,000. The additional notes also have an interest rate of 10% per annum. The maturity date of these notes was further extended until August 31, 2026 with an agreement dated April 30, 2025. Please also refer to Item 7.B - Related Party Transactions - Indebtedness.

The above amount shows the amortized cost of the shareholder loans considering a debt discount from the issue of warrants related to the loans and transaction cost - both are amortized over the term of the loans using the effective interest method.

Cash Flow Summary

	Year Ended December 31,
In kEUR	2024	2023	2022
Cash flow from operating activities	(16,285)	(20,659)	(57,805)
Cash flow from investing activities	(1,296)	(9,920)	(10,874)
Cash flow from financing activities	10,598	25,492	(8,655)
Net (decrease) increase in cash and cash equivalents	(6,984)	(5,087)	(77,334)
Net cash and cash equivalents at the end of the period	22,858	29,162	34,441

Operating Activities

The negative cash flow from operating activities decreased by EUR 4.4 million from the year ended December 31, 2023 to December 31, 2024 primarily due to the better operating result from sales realized in 2024 with higher margins. This positive effect outweighted the cash outflow from the built-up of inventory. Since less expenses for development activities were capitalized as intangible assets in 2024, cash outflows for such activities also reduced the cash flow from operating activities as compared to 2023 where these cash outflows were included in the cash flow from investing activities.

The negative cash flow from operating activities decreased by EUR 37.1 million from the year ended December 31, 2022 to December 31, 2023 primarily due to a reduction of cash outflow for inventories.

Investing Activities

The negative cash flow from investing activities decreased by EUR 8.6 million from the year ended December 31, 2023 to December 31, 2024 primarily because less development activities were capitalized in 2024 and internally generated intangible assets did not increase. The cash outflow for research and development activities in 2024 instead has a negative impact on the operating cash flow. In addition, only few investments in production facilities were made in 2024.

The negative cash flow from investing activities decreased by EUR 0.9 million from the year ended December 31, 2022 to December 31, 2023 primarily due to lower investment in production facilities.

Financing Activities

The cash flow from financing activities decreased by EUR 14.9 million from the year ended December 31, 2023 to December 31, 2024. This is primarily due to the repayment of shareholder loans.

The cash flow from financing activities increased by EUR 34.1 million from the year ended December 31, 2022 to December 31, 2023 primarily due to cash inflows from shareholder loans, the issue of shares and the issue of warrants.

Commitments and Contractual Obligations

As of December 31, 2024, commitments from master purchase agreements for materials exist of EUR 3.1 million, of which EUR 3.1 million are short-term. Additionally, other commitments for purchase of materials exist of EUR 6.9 million of which EUR 6.3 million are short term. For contracted long-term cost allocation agreements and rents with affiliated companies, commitments exist of EUR 4.4 million per year. We had no material cash commitments for capital expenditures.

Our other contractual obligations consist mainly of lease obligations capitalized under IFRS 16. Lease obligations are our future minimum commitments under lease agreements within the scope of IFRS 16 and reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this annual report. Lease agreements, which were not recognized in accordance with the exemptions in IFRS 16, are not material and therefore not presented here. As of December 31, 2024, lease obligations for lease liabilities amounted to EUR 3.722 million, reflecting our future minimum lease commitments. As of December 31, 2024, EUR 1.3 million of the undiscounted committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months and EUR 2.5 million between January 1, 2025 and December 31, 2028.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as defined in Item 303 of Regulation S-K as of December 31, 2023 and December 31, 2024.

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

For the periods ended December 31, 2022, 2023 and 2024, there were no research costs reflected in the statement of comprehensive income. ADSE generally does not conduct research activities.

5.D. Trend Information

Other than as described in “Item 3. Key Information - D. Risk Factors” and in “Item 4.B. - Business Overview”, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our year ended December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Name	Age	Position
Kurt Lauk, PhD(2)	78	Director (Chairman of the Board)
Joseph Brancato(3)	67	Director
Andreas Fabritius, PhD(1)(3)	67	Director
Alwin Epple(1)(3)	62	Director
Sonja Harms, PhD(1)	50	Director
Thomas Gerhart Speidel	57	Director and Chief Executive Officer
Stefan Berndt-von Bülow	49	Chief Financial Officer
Hakan Konyar	55	Chief Production Officer
Michael Rudloff	64	Chief Operations Officer
Sebastian Schypulla	38	Chief Purchase and Logistic Officer

(1)	Member of the Audit Committee
(2)	Member of the Nominating Committee
(3)	Member of the Compensation Committee

Kurt J. Lauk, PhD is the co-founder and President of Globe CP GmbH, a private investment firm established in 2000. His varied experience includes service as a Member of European Parliament (2004 - 2009), including as a Member of Economic and Monetary Affairs Committee and Deputy Member of the Foreign and Security Affairs Committee. Dr. Lauk possesses extensive European automotive industry experience, primarily through his positions as Member of the Board of Management and Head of World Wide Commercial Vehicles Division of Daimler Chrysler (1996 - 1999), as well as Deputy Chief Executive Officer and Chief Financial Officer (with responsibility for finance, controlling and marketing) of Audi AG (1989 - 1992). He currently serves as a Trustee of the International Institute for Strategic Studies in London and was an honorary professor with a chair for international studies at the European Business School in Reichartshausen, Germany. Dr. Lauk possesses both a PhD in international politics (Kiel), as well as an MBA (Stanford).

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

Stefan Berndt-von Bülow serves as the Chief Financial Officer of ADSE since October 2024. From September 2020 until August 2024, Mr. Berndt-von Bülow served as Chief Financial Officer of Mynaric AG, a Nasdaq-listed company headquartered in Germany. Mr. Berndt-von Bülow began his professional career in 2002 at LKC Kemper, Czarske, v. Gronau, Berz auditors, lawyers, tax consultants (“LKC”). At LKC, Mr. Berndt-von Bülow’s focused on the independent preparation and examination of end-of-year accounts, preparation of tax returns and supervision of company audits. In 2008, Mr. Berndt-von Bülow joined SHS VIVEON AG as the head of accounting and investor relations and was the director of its subsidiary SHS VIVEON GmbH until 2017. At SHS VIVEON AG, Mr. Berndt- von Bülow oversaw the implementation of capital measures and the supervision of merger and acquisitions. In 2017, he joined G&D Currency Technology as head of finance and accounting, where he was responsible for the balance sheet preparation for the G&D Currency Technology group and arranging a multi-million-dollar financing until the end of 2018. Mr. Berndt-von Bülow joined Mynaric AG at the end of 2018 as head of finance before being appointed as Chief Financial Officer in September 2020. Mr. Berndt-von Bülow graduated from the University of Munich and holds a degree in Business Administration (Dipl.-Kaufmann).

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

The aggregate amount of compensation, awarded to, granted, earned by and paid, including aggregate cash compensation, benefits, restricted stock units and stock options, to our directors and executive officers who were employed by, or otherwise performed services for, the Company for the fiscal year ended December 31, 2024 was approximately EUR 4.6 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors.

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

Berndt-von Bülow Employment Agreement. In October 2024, ADSE GM entered into an employment agreement with Stefan Berndt-von Bülow for his service as Chief Financial Officer ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his role as Chief Financial Officer comprising (i) an annual base salary in the amount of €300,000, (ii) a discretionary annual bonus of up to €150,000 and such additional discretionary bonuses as may be approved by ADSE Holdco’s board of directors from time to time, in each case based on the achievement of certain performance indicators as determined and approved by ADSE Holdco’s board of directors, and (iii) eligibility to receive equity awards under the ADSE Holdco Omnibus Incentive Plan, solely at the discretion of the ADSE Holdco’s board of directors.

Schypulla Employment Agreement. In May 2022, ADSE GM entered into an employment agreement with Sebastian Schypulla for his service as Chief Purchase and Logistics Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his role as Chief Purchase and Logistics Officer comprising (i) an annual base salary of €250,000, (ii) a discretionary bonus of up to €125,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and (iii) equity awards under the ADSE Holdco Omnibus Incentive Plan, solely at the discretion of the ADSE Holdco’s board of directors.

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

The term of the initial Class I directors will terminate at the conclusion of the Company’s 2025 annual general meeting; the term of the Class II directors will terminate on the conclusion of the Company’s 2026 annual general meeting; and the term of the Class III directors will terminate on the conclusion of the Company’s 2027 annual general meeting.

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

Audit Committee Information

ADSE Holdco’s audit committee of the board of directors consists of Sonja Harms, Andreas Fabritius and Alwin Epple, each of whom is independent under the applicable Nasdaq listing standards. A written charter for the audit committee was adopted on December 22, 2021 and amended on April 10, 2025, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The purpose of the audit committee is, among other things, to assist the Board in its oversight responsibilities relating to appointing, retaining, setting compensation of, and supervising ADSE Holdco’s independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing ADSE Holdco’s accounting practices and systems of internal accounting and disclosure controls.

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

Sonja Harms, PhD serves as the audit committee financial expert.

Nominating Committee Information

ADSE Holdco’s nominating committee of the board of directors is comprised of Kurt Lauk. Each member of the nominating committee is independent under the applicable listing standards. The nominating committee adopted a written charter on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on ADSE Holdco’s board of directors.

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

Compensation Committee Information

ADSE Holdco’s compensation committee of the board of directors consists of Joseph Brancato, Andreas Fabritius and Alwin Epple, each of whom is independent under the applicable Nasdaq listing standards. The compensation committee adopted a written charter on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The purpose of the compensation committee is to facilitate the Board’s discharge of its responsibilities relating to reviewing and approving compensation paid to ADSE’s officers and directors and administering ADSE Holdco’s incentive compensation plans, including authority to make and modify awards under such plans.

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

6.D. Employees

For information about employees, see Item 4.B of this Annual Report, “Employees and Human Capital Management,” contained in this Annual Report and incorporated herein by reference.

6.E. Share Ownership

For information regarding the share ownership of directors and officers, see “Item 7.A. Major Shareholders and Related Party Transactions-Major Shareholders. For information as to our equity incentive plans, see “Item 6.B. Director, Senior Management and Employees-Compensation-2021 Omnibus Incentive Plan.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 54,840,317 Ordinary Shares, par value $0.0001 per share, and 80,247 treasury shares, par value $0.0001 per share, outstanding as of May 5, 2025 based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner (1)	Ordinary Shares	% of Outstanding Ordinary Shares
Officers and Directors
Joseph Brancato(2)	17,374	*	%
Hakan Konyar	-	-
Kurt Lauk(3)	62,708	*	%
Sonja Harms(4)	6,750	*	%
Thomas Speidel(5)	18,552,147	33.8%
Stefan Berndt-von Bülow	-	-
Sebastian Schypulla(6)	44,642	*	%
Michael Rudloff(7)	25,284	*	%
Alwin Epple(8)	2,210	*	%
Andreas Fabritius(9)	4,449	*	%
All (10 individuals)	18,711,563	34.1%
Greater than 5% Shareholders
ADSH(10)	18,020,882	32.9%
Robert Bosch GmbH(11)	10,462,451	19.1%
Bosch(12)	8,062,451	14.7%
Mirabella Financial Services LLP (13)	14,256,669	26.0%
Lucerne Capital Management LP(14)	9,976,591	18.2%

*	Less than 1 percent

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o ADS-TEC ENERGY PLC, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

(2)	Consists of 27,420 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan less 10,046 shares that were sold to cover income taxes.

(3)	Consists of (i) 10,000 Ordinary Shares purchased in open market transactions held by Globe CP GmbH , (ii) 37,500 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan, which may be exercised within 60 days of May 5, 2025 and (iii) 29,253 Ordinary Shares issued pursuant to ADSE Holdo’s equity incentive plan less 14,045 shares that were sold to cover income taxes.

(4)	Consists of 12,987 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan less 6,237 shares that were sold to cover income taxes.

(5)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange, (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions, (iii) 400,000 Warrants issued to ADSH pursuant to shareholder loans which may be exercised within 60 days of May 5, 2025, (iv) 125,055 Ordinary Shares held directly by Mr. Speidel issued pursuant to ADSE Holdco’s equity incentive plan less 26,544 shares that were sold to cover income taxes, (v) 406,087 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of May 5, 2025 and (vi) 26,667 Warrants issued to Mr. Speidel pursuant to shareholder loans which may be exercised within 60 days of May 5, 2025 . Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation. As such, Mr. Speidel may be deemed to have beneficial ownership of the securities held directly by ADSH. Mr. Speidel disclaims beneficial ownership of any securities held by ADSH other than to the extent of his pecuniary interests therein, directly or indirectly.

(6)	Consist of 44,642 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of May 5, 2025.

(7)	Consists of 12,760 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan less 1,487 shares that were sold to cover income taxes and 14,010 Non-Qualified Stock Options issued pursuant to ADSE Holdco’s equity incentive plan which may be exercised within 60 days of May 5, 2025.

(8)	Consists of 4,253 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan less 2,043 shares that were sold to cover income taxes.

(9)	Consists of 8,558 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan less 4,109 shares that were sold to cover income taxes.

(10)	Consists of (i) 16,620,882 Ordinary Shares issued to ADSH in the Share-for-Share Exchange and (ii) 1,000,000 EUSG Class A Ordinary Shares issued to ADSH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions and (iii) 400.000 warrants issued to ADSH pursuant to shareholder loans which may be exercised within 60 days of May 5, 2025. The business address of ADSH is Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation.

(11)	Consists of (i) 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange and (ii) 2,400,000 EUSG Class A Ordinary Shares issued to Robert Bosch GmbH in the PIPE Financing and automatically cancelled in exchange for Ordinary Shares upon closing of the Transactions. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

(12)	Consists of 8,062,451 Ordinary Shares issued to Bosch in the Share-for-Share Exchange. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Bosch is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

(13)	According to Schedule 13G filed with the SEC by Mirabella Financial Services LLP on March 4, 2025. The shares are reported on behalf of Svelland Global Trading Master Fund Limited, Compass Offshore HTV PCC Limited and Compass HTV LLC for which Mirabella Financial Services LLP acts as the Investment Manager. Mirabella has discretion to procedure the exercise of voting and dispositive power over the shares.

(14)	According to Schedule 13G filed with the SEC by Lucerne Capital Management L.P. on November 13, 2024.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of May 5, 2025, we had 9 shareholders of record of our Ordinary Shares. We estimate that as of May 5, 2025, approximately 48.71% of our outstanding ordinary shares are held by 4 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

7.B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2024 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

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

ADSE GM pays administrative services fees to ads-tec Administration GmbH, an affiliate of ADSH, for finance, human resources, marketing, purchasing indirect material and general administration services and in the fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024 incurred EUR 3.4 million , EUR 2.7 million and EUR 3.5 million, respectively, in such fees.

ADSE GM also paid EUR 1.1 million in the fiscal year ended December 31, 2022, EUR 0.2 million in the fiscal year ended December 31, 2023 and EUR 0.1 million in the fiscal year ended December 31, 2024 in development fees to ads-tec Industrial IT GmbH (former ads-tec Engineering GmbH). ADSE GM also paid rent of EUR 0.3 million in fiscal year ended December 31, 2022, EUR 0.3 million in fiscal year ended December 31, 2023 and EUR 0.4 million in fiscal year ended December 31, 2024 to ads-tec Immobilien GmbH & Co. KG.

Transactions with Other Shareholders

Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates and ADSE GM have supply and service arrangements with respect to which Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates provide products and services to ADSE GM, mainly relating to engineering, power electronics, software and systems development, project management, supplier management and quality management services. The contracts currently consist of paid one-time fees of approximately EUR 0.1 million in 2024, EUR 0.7 million in 2023 and 0.9 million in 2022 and a variable annual fee of EUR 0.2 million each year.

In 2024, ADSE recognized revenue of EUR 11.1 million from the sale of charging products to Bosch Thermotechnik GmbH and Robert Bosch GmbH.

Transactions with Associated Companies

In 2024, ADSE recognized revenue of EUR 0.4 million from service and the sale of spare parts to Polar Battery AB & Polar Structure.

Indebtedness

May 2023 Promissory Notes

On May 5, 2023, ADSE entered into unsecured shareholder loans with multiple shareholders amounting to a total of kUSD 12,875, thereof kUSD 7,100 due on June 30, 2024 and kUSD 5,775 due on December 22, 2023. The shareholder loans have an interest rate of 10% per annum on the unpaid and actually drawn principal. In addition, the lenders received redeemable warrants representing the right to purchase 1,716,667 Ordinary Shares, par value $0.0001 per Ordinary Share, at an exercise price of $3.00 per Ordinary Share (the “May 2023 Warrants”). The Lenders include entities and individuals affiliated with Lucerne Capital, entities affiliated with UFO HOLDING AS, an entity formed under the laws of Norway, and the following parties related to the Company: Thomas Speidel, the Chief Executive Officer of the Company, Wolfgang Breme, the Chief Financial Officer of the Company, and ADSH. In December 2023, a portion of kUSD 775 was repaid. The shareholder loans were fully repaid in 2024. On April 30, 2025, the May 2023 Warrants were amended and restated, pursuant to which the exercise period was extended from 5:00 p.m. Eastern Time on May 5, 2025 until 5:00 p.m., Eastern Time, on August 31, 2025.

August 2023 Promissory Notes

On August 18, 2023, ADSE US issued secured promissory notes to entities and individuals affiliated with Lucerne Capital Management LP (the “August 2023 Lenders”) with an aggregate principal amount of kUSD 15,000 due on July 31, 2024. On each of August 26, 2024 and April 30, 2025, such promissory notes were amended and restated (as amended and restated, the “Amended and Restated 2023 Promissory Notes”) to extend the maturity date from July 31, 2024 to August 31, 2025, and then from August 31, 2025 to August 31, 2026. The Amended and Restated 2023 Promissory Notes can be drawn by ADSE as required. As of December 31, 2024, ADSE had drawn all tranches with an aggregate amount of kUSD 15,000. The shareholder loans have an interest rate of 10% per annum on the unpaid and actually drawn principal.

In addition, the August 2023 Lenders received redeemable warrants representing the right to purchase 3,500,001 Ordinary Shares, par value $0.0001 per Ordinary Share, at an exercise price of $6.20 per Ordinary Share pursuant to certain warrant agreements, dated August 18, 2023 (the “2023 Warrants”). On August 26, 2024, the 2023 Warrants were amended and restated, pursuant to which the exercise period was extended from 5:00 p.m. Eastern Time on August 26, 2024 until 5:00 p.m., Eastern Time, on August 26, 2026. As of December 31, 2024, 3,500,001 of the 2023 Warrants were issued and exercisable.

Furthermore, as partial consideration for the extension of the August 2024 Promissory Notes (as defined below), the August 2023 Lenders whose tranches were drawn at the date of the extension received warrants to purchase an additional 500,000 Ordinary Shares, which warrants have the same terms as the 2023 Warrants and are exercisable as of December 31, 2024.

August 2024 Promissory Notes

On August 26, 2024, ADSE US issued secured promissory notes to entities and individuals affiliated with Lucerne Capital Management LP (the “August 2024 Lenders”) with an aggregate principal amount of kUSD 15,000 due on August 31, 2025 (the “Lucerne 2024 Promissory Notes”). The maturity date of these notes was extended until August 31, 2026 with an agreement dated April 30, 2025.

On August 26, 2024, ADSE GM issued a secured promissory note with a principal amount of kUSD 3,000 to ADSH, with the promissory note having a maturity date of August 31, 2025 (the “Intercompany 2024 Promissory Note” and together with the Lucerne 2024 Promissory Notes, the “2024 Promissory Notes”).

The 2024 Promissory Notes bear interest at a rate of 10% per annum on the unpaid and actually drawn principal. As of December 31, 2024, ADSE had drawn tranches in the amount of kUSD 8,000.

In addition, the August 2024 Lenders received redeemable warrants representing the right to purchase 4,800,002 Ordinary Shares, at an exercise price of $6.20 per Ordinary Share pursuant to certain warrant agreements, dated August 18, 2024 (the “2024 Warrants”). Each 2024 Warrant is exercisable, in whole or in part, from August 26, 2025 until 5:00 p.m., Eastern Time, on August 26, 2026. As of December 31, 2024, 2,133,334 of the 2024 Warrants were issued and exercisable.

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

8.B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Ordinary Shares and warrants, each warrant to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to adjustment (“Warrants”), are listed on the Nasdaq Capital Market under the symbols ADSE and ADSEW, respectively. The Ordinary Shares and Warrants are described in Item 10.B of this Annual Report under “-Memorandum and Articles of Association.”

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

The information set forth in Exhibit 2.4 “Description of Securities” is incorporated herein by reference

10.C. Material Contracts

Except as otherwise disclosed below and in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

On May 1, 2025, the Company entered into the Purchase Agreement with the 2025 Offering Investors, pursuant to which the Company agreed to issue the 2025 Convert Notes and the 2025 Convert Warrants. The 2025 Convert Notes, 2025 Convert Warrants and Ordinary Shares issuable upon conversion of the 2025 Convert Notes and the exercise of the 2025 Convert Warrants were issued pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-284850) (the “Registration Statement”) and the related base prospectus included in the Registration Statement, as supplemented by a prospectus supplement filed on May 1, 2025. D. Boral Capital LLC acted as the Placement Agent (the “Placement Agent”) for the offering.

The Company is to receive up to an aggregate of USD 50.0 million in gross proceeds, to be provided in two tranches. The Company initially received USD 15.0 million, net of Placement Agent fees and expenses. The remaining USD 35.0 million will become available upon the establishment of a designated, segregated and interest-bearing bank account, from which proceeds will be released upon either the Company’s achievement of agreed-upon milestones, including (i) the satisfaction of certain equity conditions as of such date, at anytime after October 30, 2025, (ii) the construction of at least fifty new charging stations and (iii) no more than USD 20.0 million in aggregate principal amount of 2025 Convert Notes remaining outstanding, or may be disbursed upon the mutual written agreement of the designated representatives of the 2025 Investors and the Company. The Company intends to use the net proceeds received from the sale of the 2025 Convert Notes and any proceeds received upon the exercise of the 2025 Convert Warrants for general corporate purposes. Such purposes may include working capital, capital expenditures, repayment and refinancing of debt, the acquisition of companies, businesses, technology or other assets.

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

Distributions on Ordinary Shares

Subject to the PFIC rules discussed in the section below titled “- Passive Foreign Investment Company Status,” if ADSE Holdco makes a distribution of cash or other property to a U.S. Holder of Ordinary Shares, such distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of ADSE Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce (but not below zero) a U.S. Holder’s basis in its Ordinary Shares, and any remaining excess will be treated as gain from the sale or exchange of such Ordinary Shares (see “- Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Warrants” below).

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

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Warrants

Subject to the PFIC rules discussed in the section below titled “- Passive Foreign Investment Company Status,” upon a sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale, exchange, redemption or other taxable disposition, and (ii) such U.S. Holder’s adjusted tax basis in the Ordinary Shares or Warrants sold.

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

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed in the section below titled “- Passive Foreign Investment Company Status” and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Warrant on the exercise of a Warrant for cash. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed in the section titled below “- Passive Foreign Investment Company Status,” a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. Subject to the PFIC rules discussed in the section titled below “- Passive Foreign Investment Company Status,” the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal to the sum of the U.S. holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered Warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares received would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from ADSE Holdco if, for example, the adjustment increases the U.S. Holder’s proportionate interest in ADSE Holdco’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to U.S. Holders of such Ordinary Shares as described under “- Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of the Warrant had received a cash distribution from ADSE Holdco equal to the fair market value of the increase in the interest.

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

Anticipated Material Irish Tax Consequences to Non-Irish Holders of ADSE Holdco Securities

Scope

The following is a summary of the anticipated material Irish tax consequences for Non-Irish Holders of the acquisition, ownership and disposal of Ordinary Shares and Warrants. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Annual Report and stamp duty and withholding tax clearances which have been granted by the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is an individual who beneficially owns their Ordinary Shares and/or Warrants, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold or use their Ordinary Shares and/or Warrants, in connection with a trade carried on by such person through an Irish branch or agency.

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

Irish Tax on Chargeable Gains (Irish CGT)

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%. Non-Irish Holders will not be within the territorial scope of a charge to Irish CGT on a disposal of their Ordinary Shares and/or Warrants, provided that (i) such Ordinary Shares and/or Warrants neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency; and (ii) neither the Ordinary Shares nor the Warrants derive their value, or the greater part of their value, directly or indirectly, from Irish land, minerals in Ireland or any rights, interests or other assets in relation to mining or minerals or the searching for minerals or exploration or exploitation rights on the Irish Continental Shelf. A Non-Irish Holder who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of the Ordinary Shares and/or Warrants during the period in which such individual is non-resident.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares or warrants, and on issuances of warrants to subscribe for shares, of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares or warrants acquired. Where Irish stamp duty arises it is generally a liability of the transferee, or, on the issuance of warrants, the warrant holder. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

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

and provided, in all cases noted above (but subject to “Ordinary-Shares Held by U.S. Resident Shareholders” below), ADSE Holdco or, in respect of Ordinary Shares held through DTC, any qualifying intermediary appointed by ADSE Holdco, has received from the holder of such Ordinary Shares, where required, the relevant DWT Forms prior to the payment of the distribution.

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

It should be noted that Ireland recently introduced new defensive measures, by way of withholding taxes, on certain outbound payments (including the making of distributions), in certain circumstances. The measures apply to distributions made on or after 1 April 2024. Pursuant to these measures, notwithstanding the above stated exemptions, payments of distributions to associated entities in jurisdictions that are on the EU list of non-cooperative jurisdictions or zero-tax jurisdictions may be subject to DWT on payment. Two entities will be associated where one entity is directly or indirectly entitled to more than 50% of the ownership rights, voting rights, assets, or profits of the other entity, or has definite influence in the management of the other entity, or a third entity has such rights or influence in respect of those entities.

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

Ordinary Shares Held by Residents of Relevant Territories Other Than the United States

Holders of Ordinary Shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “-General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT.

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

CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

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

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that changes in market prices - e.g. foreign exchange rates, interest rates and equity prices - will affect ADSE’s income or the value of its holdings of financial instruments. The financial instruments affected by market risk essentially comprise of financial liabilities and assets.

Interest Rate Risk

At December 31, 2024, we did not have any significant exposure to interest rate risk as the remaining term of shareholder loans is less than six months and interest rates are fixed and we only have insignificant interest income from cash and cash equivalents and other investments.

Currency Risk

At December 31, 2024, ADSE is exposed to currency risks arising from bank balances in foreign currencies, transactions in foreign currencies including revenue generated or purchases for materials and services, and operating business activities in the US for ADSE US. The main exposure of currency risks arises with respect to bank balances amounting to EUR 2.7 million (December 31, 2023: EUR 9.8 million) which are denominated in USD. Lesser currency risks arise from normal operations due to 95% of revenues in 2024 (2023: 95%, 2022: 87%) are generated in EUR.

Equity risk

Equity risk is that changes in stock markets - e.g. a falling price of ordinary shares and/or public warrants of ADSE (“ADSE’s trading price”), receiving no dividends, receiving lower dividends than expected, or fluctuations in the equity markets - will affect the value of ADSE’s common shares and outstanding warrants. The volatility of ADSE’s trading price could potentially have significant impact on the valuation of warrant liabilities in the future and valuation of future share-based payments. As of December 31, 2024, equity risks arise with respect to warrant liabilities amounting to EUR 119.6 million.

Other Market Risks

ADSE is not significantly exposed to other market risks.

See also ADSE´s audited financial statement for years ended December 31, 2024 and 2023, respectively, included elsewhere in this annual report for more information.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not Applicable.

12.B. Warrants and Rights

See Exhibit 2.4 “Description of Securities” of this Annual Report, which is incorporated herein by reference.

12.C. Other Securities

Not Applicable.

12.D. American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Management, with the participation of ADSE’s Chief Executive Officer and Chief Financial Officer (our “Certifying Officers”), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, have inherent limitations and can provide only reasonable assurance of achieving their objectives.

Based on the evaluation performed as of December 31, 2024, as a result of the material weaknesses in internal control over financial reporting that are described below in Management’s Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

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

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on criteria for effective internal control over financial reporting established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses described below.

Management has determined that the company had the following material weaknesses in its internal control over financial reporting:

Control Environment, Risk Assessment, and Monitoring

We did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. There is a general deficiency in that there is insufficient or incomplete documentation of risk assessment, process narratives and descriptions of key controls the Company relies on to establish and maintain an effective internal control over financial reporting. ADSE partially relies on third party service providers and/or shared service centers to perform accounting standard conversion, book-keeping and internal and external reporting services. For book-keeping, the external services provided by third parties have been reduced significantly by the transfer and integration of employees to ADSE started in 2022 and further continued in 2023. With the appointment of the new head of Finance and Accounting in 2023, all external service providers were subsequently reviewed and reduced to the essential functions and tasks. Moreover we started establishing monitoring and controls over outsourced activities

The material weaknesses relate to (i) lack of consistent and proper application of accounting processes and procedures, defined control processes and segregation of duties, (ii) insufficient design, implementation and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our financial statements, (iii) lack of review and supervision (iv) insufficient resources with an appropriate level of technical accounting and SEC reporting expertise and (v) lack of sufficient and appropriate resources within ADSE to properly monitor and review the work performed by third parties and/or shared service centers, including the outsourced IT systems.

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

Control Activities, and Information and Communication

These material weaknesses contributed to the following additional material weaknesses within certain business processes and the information technology environment (i) there is a lack of formal process for review procedures in place, and moreover a lack of evidence maintained and saved for management review controls being performed, (ii) we did not design and implement, or appropriately retain and update documentation of formal accounting policies, procedures and controls across substantially all of the Company’s business processes to achieve timely, complete, accurate financial accounting, reporting, and disclosures. Additionally, we did not design and implement adequate comprehensive controls maintained at the corporate level which are at a sufficient level of precision to provide for the appropriate level of oversight of business process activities, corresponding risks and related controls, (iii) we did not appropriately design and implement management review controls at a sufficient level of precision around complex accounting areas and disclosure (including stock-based compensation, lease accounting, revenue recognition over extended warranties), (iv) control owners don’t perform test work to confirm completeness and accuracy of the key reports, spreadsheets and queries they used in their control activities, (v) we did not appropriately design and implement controls over the existence and completeness of inventory stored at third party warehouses or suppliers, and (vi) financial statement assertions are not appropriately addressed in the controls design and definition.

Accordingly, management has concluded that these control deficiencies constitute material weaknesses. These material weaknesses resulted in material misstatements that have been corrected for in the financial statements.

Remediation Activities

We are constantly and ongoing in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses, including improving and implementing new information technology and systems for the preparation of the financial statements, implementing additional review procedures within our accounting and finance department, monitoring our financial schedules more closely, introducing further standard operating procedures, hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes.

Our internal control remediation efforts include the following (i) we are in the process of reassessing and formalizing the design of certain accounting and information technology policies relating to security and change management controls, (ii) we hired additional qualified resources in 2024 to segregate key functions within our financial and information technology processes supporting our internal controls over financial reporting (e.g. order-to-cash and accounts receivables), (iii) we have engaged an outside firm to assist management with (a) reviewing our current processes, procedures, and systems and assessing the design of controls to identify opportunities to enhance the design of controls that would address relevant risks identified by management, and (b) enhancing and implementing protocols to retain sufficient documentary evidence of operating effectiveness of such controls.

We are currently performing a comprehensive project to further develop our governance, risk and compliance (“GRC”) program, which was approved by management and is led by our director of GRC and Corporate Projects, with support from external advisors. Starting in December 2023 our governance, risk management, compliance management and internal control management systems were evaluated through a maturity assessment (“Phase 1”). During Phase 1, we also updated key GRC policies and procedures in 2024, including changes to further develop our internal delegation of authorities (“DoA”) and signature policy. In addition, we have advancedour risk management system, including updates to our risk category catalogue according to the COSO framework, and conducted workshops with our departments to identify, assess and mitigate risks. Phase 1 also involved updating the GRC training curriculum and introducing new training modules regarding compliance and IT security. The compliance and IT security training participation is being monitored closely. Furthermore, we have updated our whistleblower policy and integrated a new whistleblower reporting system and process. The GRC program and the results of Phase 1 are in accordance with guidance from our Audit Committee. Lastly, during Phase 1, we began an initiative to enhance our Cyber Risk Management. For more information, please see Item 16 of this Annual Report on Form 20-F.

Based on the maturity analysis conducted in Phase 1, we have identified and prioritized options for action to achieve SOX readiness, which we will implement in Phase 2 of the project, which started in January 2025.

In addition to implementing and refining the above activities, we are taking further remediation activities in “Phase 2”, including (i) the continuous improvement and formalization of our corporate governance, accounting, business operations, and information technology policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures, (ii) the revision and redesign of the company level controls in accordance with ICFR requirements and to achieve effectiveness, (iii) the enhancement and establishment of further compliance awareness and trainings of all employees, (iv) the establishment of effective general controls over systems to ensure that our automated process level controls and information produced and maintained in our IT systems are relevant and reliable, (v) the design and implementation of controls that address the completeness and accuracy of underlying data used in the performance of controls over accounting transactions and disclosures, (vi) the enhancement of policies and procedures to retain adequate documentary evidence for certain management review controls over certain business processes including precision of review and evidence of review procedures performed to demonstrate effective operation of such controls, (vii) the development of monitoring controls and protocols that will allow us to timely assess the design and the operating effectiveness of controls over financial reporting and make necessary changes to the design of controls, if any. The above-mentioned activities for ICFR development and implementation are carried out in alignment with the ongoing SAP S4 Hana project.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting. These remediation measures, which continue as of December 31, 2024 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues.

While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time, and we cannot assure you that we will be able to fully remediate our material weakness in the future. See “Item 3. Key Information-D. Risk factors-Financial, Tax and Accounting-Related Risks-As a public company, we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.”

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

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In light of the material weaknesses in our internal control over financial reporting identified in this Annual Report, we plan to adopt a number of measures to remedy the underlying causes of the material weaknesses, as discussed under the heading “Controls and Procedures - Management’s Annual Report on Internal Controls Over Financial Reporting” above. Measures that we initiated in 2023 currently remain in progress. We cannot guarantee that the measures we plan to take or may take in the future will be sufficient to remediate our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

ITEM 16. [RESERVED]

16.A. Audit Committee and Financial Expert

The board of directors of ADSE Holdco has determined that Sonja Harms qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

16.B. Code of Ethics

See “Item 6.C. Board Practices - Code of Business Ethics” of this Annual Report, which is incorporated herein by reference.

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

	12 Months Ended	12 Months Ended
	December 31, 2024	December 31, 2023
BDO AG Wirtschaftsprüfungsgesellschaft
Audit Fees	€774,838	€896,716
Audited-Related Fees	€-	€-
Tax Fees	€-	€-
All Other Fees	€-	€-
Total	€774,838	€896,716

In 2024 and 2023, audit fees relate to the audits of the consolidated financial statements of ADSE, the review of documents filed with the SEC and statutory audits of the financial statements of ADSE GM (only 2023) and ADSE HoldCo. The prior year amount was adjusted due to additional billings related to the prior year audit.

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

Pursuant to Nasdaq Listing Rule 5615(a)(3), we have elected to follow certain Irish practices consistent with the requirements of the Irish law in lieu of the requirement of Nasdaq Listing Rule 5635(d), which generally requires shareholder approval prior to the issuance of securities in a transaction (other than a public offering) involving the sale or potential issuance of 20% or more of a company’s outstanding ordinary shares or voting power at a price below the minimum price specified in the rule.

The shareholder approval requirements set forth in Nasdaq Listing Rule 5635(d) are different than those required pursuant to the Irish law, which does not require that shareholders approve such transactions. We intend to comply with the Irish law in lieu of the requirements set forth in Nasdaq Listing Rule 5635(d).

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Listing Rules.

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

16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We are developing an enterprise-wide cybersecurity program as part of our GRC initiative, as described in Item 15 of this Annual Report on Form 20-F, to identify, protect, detect, respond to and manage reasonably foreseeable cybersecurity risks and threats. The cybersecurity program includes the maintenance of a central asset inventory, a threat catalogue dedicated to cyber risks, and a standard control catalogue to be implemented for our information systems. Additionally, we utilize various security tools that help prevent, identify, escalate, investigate, resolve, and recover from identified vulnerabilities and security incidents in a reasonably timely manner. These include, but are not limited to, internal reporting and tools for monitoring and detecting cybersecurity threats. We work with our third-party IT service provider, ads-tec Administration GmbH (the “IT Service Provider”), on the concept, design and implementation of higher reporting requirements. We also use security tools to help identify, assess, mitigate, and remediate cybersecurity threats; however, we cannot guarantee that any third-party tools that we utilize will be successful in all circumstances, and whether such tools are appropriate for their level of risk.

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

ITEM 19. EXHIBITS

We have filed or incorporated by reference herein the following documents as exhibits to this Annual Report:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 1.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
2.1	Business Combination Agreement, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.2	Specimen Ordinary Share Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.3	Specimen Warrant Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-260312).
2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
2.5	Form of Promissory Note, dated May 5, 2023, by and between the ads-tec Energy Inc. and certain lenders thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on May 11, 2023).
2.6	Form of Warrant, dated May 5, 2023, by and between the ads-tec Energy PLC and certain lenders thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on May 11, 2023).
2.7	Form of Warrant, dated August 18, 2023, by and between the ads-tec Energy PLC and certain lenders thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on August 25, 2023).
2.8	Form of Six-Month Warrant Agreement, dated December 28, 2023, by and between the ads-tec Energy PLC and Mirabella Financial Services LLP (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on December 28, 2023).
2.9	Form of One-Year Warrant Agreement, dated December 28, 2023, by and between the ads-tec Energy PLC and Mirabella Financial Services LLP (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on December 28, 2023).
4.1	Amended and Restated Warrant Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.2	Cash Consideration Transfer Agreement, dated December 22, 2021, by and between Bosch Thermotechnik GmbH and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.2 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.3	Share Consideration and Loan Transfer Agreement, Share Consideration and Loan Transfer Agreement, dated December 22, 2021, by and among Bosch Thermotechnik GmbH, Robert Bosch Gesellschaft mit beschränkter Haftung, ads-tec Holding GmbH and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.3 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.4	Sponsor Support Agreement, dated August 10, 2021, by and among European Sustainable Growth Acquisition Corp., ads-tec Energy GmbH, LRT Capital1 LLC and LHT Invest AB, incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-260312).
4.5	Form of Indemnification Agreement with ADS-TEC ENERGY PLC’s directors and executive officers, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-260312).

4.6	Registration Rights Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, the EUSG initial shareholders, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, and the ADSE GM Shareholders, incorporated by reference to Exhibit 4.6 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.7	Lock-Up Agreement, dated December 22, 2021, among ADS-TEC ENERGY PLC, LRT Capital1 LLC, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, LHT Invest AB, Ads-Tec Holding GmbH, Bosch Thermotechnik GmbH, and Jonathan Copplestone, incorporated by reference to Exhibit 4.7 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.8	Form of Subscription Agreement by and between European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC and the subscribers named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-260312).
4.9	Agreement on Cost Allocation for the Provision of Shared Services, dated December 13, 2021, by and among ads-tec Energy GmbH, ads-tec Energy Inc., and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.9 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.10	Employee Sharing and Cost Sharing Agreement, dated December 23, 2021, by and between ads-tec Energy, Inc. and ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.10 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.11	ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.11 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.12	Form of Non-Qualified Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-260312).
4.13	Form of Incentive Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-260312).
4.14	Form of Restricted Stock Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-260312).
4.15	Form of Restricted Stock Unit Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-260312).
4.16	Form of Stock Appreciation Rights Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-260312).
4.17	Form of Non-Executive Director Appointment Letter of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-260312).
4.18	Special Eligibility Agreement for Securities, dated December 22, 2021, by and among ADS-TEC ENERGY PLC, The Depository Trust Company, Cede & Co., National Securities Clearing Corporation, and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.18 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.

4.19	Operating Equipment Framework Credit Contract, dated May 2, 2021, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH, and Guarantee Credit Framework Contract, dated September 7, 2020, by and between Landesbank Baden-Württemberg and ads-tec Energy GmbH, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-260312).
4.20	Employment Agreement, dated April 19, 2022, by and between ads-tec Energy GmbH and Thomas Speidel, incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
4.21	Employment Agreement, effective October 1, 2021, by and between ads-tec Energy, Inc. and John Neville, incorporated by reference to Exhibit 4.21 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.22	Amendment Agreement to the Employment Contract of 18 September 2019, dated December 12, 2021, by and between ads-tec Energy GmbH and Hakan Konyar, incorporated by reference to Exhibit 4.22 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.23	Amendment Agreement to the Employment Contract of 18 September 2021, dated December 21, 2021, by and between ads-tec Energy GmbH and Dr. Thorsten Ochs, incorporated by reference to Exhibit 4.23 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.24	Amendment Agreement to Employment Contract of 13 March 2020, dated February 5, 2022, by and between ads-tec Energy GmbH and Robert Vogt, incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
4.25	Guarantee Agreement, dated May 5, 2023, by and between the ads-tec Energy PLC and certain lenders thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on May 11, 2023).
4.26	Guarantee Agreement, dated May 5, 2023, by and between the ads-tec Holding GmbH and certain lenders thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on May 11, 2023).
4.27	Guarantee Agreement, dated August 18, 2023, by and between the ads-tec Energy PLC and certain lenders thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on August 25, 2023).
4.28	Guarantee Agreement, dated August 18, 2023, by and between the ads-tec Holding GmbH and certain lenders thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on August 25, 2023).
4.29	Security Agreement, dated August 18, 2023, by and between the ads-tec Energy Inc. and The Lucerne Capital Master Fund, L.P. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed on August 25, 2023).
4.30	Form of Subscription Agreement, dated December 22, 2023, by and between ads-tec Energy PLC and Mirabella Financial Services LLP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on December 28, 2023).
4.31	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.20 to the F-3 filed on February 12, 2025).
4.32	Form of Indenture for Subordinated Debt Securities (incorporated by reference to Exhibit 4.21 to the F-3 filed on February 12, 2025).
4.33	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed on May 1, 2025).
4.34	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed on May 1, 2025).
4.35	Form of Supplemental Indenture (incorporated by reference to Exhibit 4.3 to the Current Report on Form 6-K filed on May 1, 2025).
8.1*	List of subsidiaries of ADS-TEC ENERGY PLC.
10.1	Form of Amended and Restated 2023 Promissory Note, dated August 26, 2024, by and between the Debtor and the 2023 Lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on August 30, 2024).

10.2	Form of Amended and Restated 2023 Warrant, dated August 26, 2024, by and between the Company and the 2023 Lenders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on August 30, 2024).
10.3	Form of 2024 Promissory Note, dated August 26, 2024, by and between the Debtor and the 2024 Lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on August 30, 2024).
10.4	Form of Intercompany 2024 Promissory Note, dated August 26, 2024, by and Between Debtor and the 2024 Secured Party (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on August 30, 2024).
10.5	Form of 2024 Warrant, dated August 26, 2024, by and between the Company and the 2024 Lenders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed on August 30, 2024).
10.6	Amended German Guarantee Agreement, dated August 26, 2024, by and between the Company and the 2023 Lenders (incorporated by reference to Exhibit 10.6 to the Current Report on Form 6-K filed on August 30, 2024).
10.7	Amended Security Agreement, dated August 26, 2024, by and between the Debtor and the Secured Party (incorporated by reference to Exhibit 10.7 to the Current Report on Form 6-K filed on August 30, 2024).
10.8	Guarantee Agreement, Dated August 26, 2024, by and between the Company and the 2024 Lenders (incorporated by reference to Exhibit 10.8 to the Current Report on Form 6-K filed on August 30, 2024).
10.9	2024 Security Agreement, dated August 26, 2024, by and between the German Sub and the 2024 Secured Party (incorporated by reference to Exhibit 10.9 to the Current Report on Form 6-K filed on August 30, 2024).
10.10	Form of Promissory Notes, dated January 13, 2024, by and between the Debtor and the Lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on January 16, 2025).
10.11*	Employment Agreement, dated August 20, 2024, by and between ads-tec Energy GmbH and Stefan Berndt-von Bülow.
10.12	Form of Securities Purchase Agreement, dated May 1, 2025, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on May 1, 2025).
10.13	Form of Leak-Out Agreement, dated May 1, 2025, by and between the Company and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on May 1, 2025).
10.14	Form of Amended and Restated 2023 Promissory Note, dated April 30, 2025, by and between ADSE US and the 2023 Lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on May 1, 2025).
10.15	Form of Amended and Restated 2024 Promissory Note, dated April 30, 2025, by and between ADSE US and the 2024 Lenders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on May 1, 2025).
10.16	Form of Amended and Restated 2023 Warrant, dated April 30, 2025, by and between the Company and the 2023 Lenders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed on May 1, 2025).
10.17	Form of Securities Purchase Agreement, dated May 1, 2025, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on May 1, 2025).
10.18	Form of Leak-Out Agreement, dated May 1, 2025, by and between the Company and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on May 1, 2025).
10.19	Form of Amended and Restated 2023 Promissory Note, dated April 30, 2025, by and between ADSE US and the 2023 Lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on May 1, 2025).
10.20	Form of Amended and Restated 2024 Promissory Note, dated April 30, 2025, by and between ADSE US and the 2024 Lenders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on May 1, 2025).
10.21	Form of Amended and Restated 2023 Warrant, dated April 30, 2025, by and between the Company and the 2023 Lenders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed on May 1, 2025).
11.1*	Insider Trading Policy of ADS-TEC Energy Group.
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO AG Wirtschaftsprüfungsgesellschaft.
97	Clawback Policy (incorporated by reference to Exhibit 97 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
99.1*	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
		Name:	Thomas Speidel
		Title:	Chief Executive Officer

Date: May 9, 2025

Consolidated Financial Statements

ADS-TEC Energy PLC

as at and for the year ended

December 31, 2024 and 2023

Prepared in accordance with International Financial Reporting Standards
(IFRS) as issued by the International Accounting Standards Board (IASB)

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ads-Tec Energy PLC

Dublin, Ireland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ads-Tec Energy PLC (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

We have served as the Company's auditor since 2021.

Frankfurt am Main, Germany

May 9, 2025

Consolidated statements of profit or loss and comprehensive income (loss)

kEUR	Note	2024	2023	2022
Continuing operations
Revenue	4.1.1	110,013	107,384	26,430
Cost of sales	4.1.2	-90,585	-110,270	-30,904
Gross profit (loss)		19,427	-2,886	-4,474
Research and development expenses	4.1.2	-8,971	-2,832	-1,701
Selling and general administrative expenses	4.1.2	-31,588	-27,823	-31,319
Impairment gains (losses) on trade receivables, contract assets, and other investments	4.5.2.1	-58	104	-228
Other income	4.1.3	14,530	667	2,383
Other expenses	4.1.4	-1,949	-11,755	-1,084
Operating result		-8,609	-44,525	-36,423
Finance income	4.1.5	24	190	20,515
Finance expenses	4.1.5	-88,883	-13,887	-427
Net finance result		-88,858	-13,697	20,089
Result before tax		-97,467	-58,221	-16,335
Income tax benefits (expenses)	4.1.6	-491	3,141	-2,572
Result for the period		-97,958	-55,081	-18,906
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		939	61	46
Other comprehensive income (loss) for the period, net of tax		939	61	46
Total comprehensive income (loss) for the period		-97,019	-55,020	-18,860

Profit (loss) attributable to:
Shareholders of the parent		-97,958	-55,081	-18,906
Non-controlling interests		-	-	-

Total comprehensive income (loss) attributable to:
Shareholders of the parent		-97,019	-55,020	-18,860
Non-controlling interests		-	-	-

Earnings (loss) per share (in EUR)	4.1.7
Diluted		-1.91	-1.13	-0.39
Basic		-1.91	-1.13	-0.39

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of financial position

ASSETS

kEUR	Note	Dec. 31, 2024	Dec. 31, 2023
Intangible assets	4.2.1	20,529	25,041
Right-of-use assets	4.2.2	3,273	3,286
Property, plant and equipment	4.2.3	6,195	6,391
Other investments and other assets (non-current)	4.2.4	179	179
Trade and other receivables (non-current)	4.2.6	6	4
Deferred tax assets	4.1.6	6	-
Non-current assets		30,188	34,900
Inventories	4.2.5	63,666	39,119
Trade and other receivables (current)	4.2.6	14,929	21,227
Contract assets	4.1.1	40	-
Other accrued items	4.2.7	13,447	-
Current tax assets	4.1.6	102	-
Cash and cash equivalents	4.2.8	22,858	29,162
Current assets		115,042	89,509
Total assets		145,230	124,408

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES

kEUR	Note	Dec. 31, 2024	Dec. 31, 2023
Share capital	4.2.9	5	4
Capital reserves	4.2.9	245,298	225,007
Other equity	4.2.9	1,044	106
Retained earnings	4.2.9	-191,198	-136,117
Profit (loss)	4.2.9	-97,958	-55,081
Equity attributable to owners of the Company		-42,809	33,919
Non-controlling interests		-	-
Total equity		-42,809	33,919
Lease liabilities (non-current)	4.2.2	2,336	2,580
Warrant liabilities (non-current)	4.2.10	119,581	21,626
Trade and other payables (non-current)	4.2.11	209	169
Contract liabilities (non-current)	4.1.1	265	65
Other provisions (non-current)	4.2.12	2,132	4,513
Deferred tax liabilities	4.1.6	1,670	1,189
Non-current liabilities		126,192	30,142
Lease liabilities (current)	4.2.2	1,144	853
Loans and borrowings (current)	4.2.13	13,333	13,908
Trade and other payables (current)	4.2.11	34,963	22,021
Contract liabilities (current)	4.1.1	6,809	7,454
Income tax liabilities (current)		13	-102
Other provisions (current)	4.2.12	5,586	16,212
Current liabilities		61,847	60,347
Total liabilities		188,039	90,489
Total equity and liabilities		145,230	124,408

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of cash flows

kEUR	Note	2024	2023	2022
Result for the period		-97,958	-55,081	-18,906
Depreciation and amortization	4.1.2	6,699	4,850	4,336
Finance income excluding foreign currency gains	4.1.5	-24	-187	-10,587
Finance expense excluding foreign currency losses	4.1.5	82,222	13,886	427
Non-cash effective foreign currency (gains) losses	4.1.5	6,352	-35	-9,928
Share-based payments	4.3	3,866	1,451	2,767
(Gain) loss on disposal of property, plant and equipment	4.2.3	2	5	21
Change in trade receivables not attributable to investing or financing activities	4.2.6	7,052	-1,616	-6,716
Change in inventories	4.2.5	-25,048	5,382	-40,117
Change in write-downs on inventories	4.2.5	689	8,093	-78
Change in trade payables	4.2.11	12,929	6,117	3,689
Change in contract assets	4.1.1	-40	6	967
Change in contract liabilities	4.1.1	-462	-16,185	17,387
Change in other investments and other assets	4.2.7	101	3,190	-872
Change in other provisions	4.2.12	-13,063	11,928	-845
Change in other liabilities	4.2.11	-116	692	-1,921
Income tax expenses (benefits)	4.1.6	491	-3,141	2,572
Interest received	4.1.5	24	187	-
Income taxes paid		-3	-203	-
Cash flow from operating activities		-16,285	-20,659	-57,805

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

kEUR	Note	2024	2023	2022
Purchase of property, plant and equipment	4.2.3	-958	-2,297	-3,484
Investments in intangible assets, including internally generated intangible asset	4.2.1	-445	-7,623	-7,586
Proceeds from sale of property, plant and equipment	4.2.3	107	-	-
Interest received	4.1.5	-	-	196
Cash flow from investing activities		-1,296	-9,920	-10,874
Proceeds from shareholders	4.2.13	13,966	12,033	-
Proceeds from issuance of shares and other equity securities	4.2.9	776	6,741	-
Proceeds from the issuance of warrants presented as financial liabilities	4.2.10	-	8,592	-
Proceeds from the exercise of warrants	4.2.10	9,260	-	-
Repayment of loans and borrowings	4.2.13	-11,225	-703	-7,522
Repayment of lease liabilities	4.2.2	-996	-912	-706
Interest paid	4.1.5	-1,183	-259	-427
Cash flow from financing activities		10,598	25,492	-8,655
Net decrease (-) / increase in cash and cash equivalents		-6,984	-5,087	-77,334
Net cash and cash equivalents at the beginning of the period	4.2.8	29,162	34,441	101,813
FX effects	4.1.5	680	-192	9,962
Net cash and cash equivalents at the end of the period		22,858	29,162	34,441

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of changes in equity

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2024	4	225,007	-191,198	106	-191,092	33,919	33,919
Result for the period	-	-	-97,958	-	-97,958	-97,958	-97,958
Other comprehensive income (loss)	-	-	-	939	939	939	939
Total comprehensive income (loss)	-	-	-97,958	939	-97,019	-97,019	-97,019
Exercise of warrants	0	15,647	-	-	-	15,647	15,647
Exercise of options	-	776	-	-	-	776	776
Share-based payments	-	3,869	-	-	-	3,869	3,869
Balance as of Dec. 31, 2024	5	245,298	-289,157	1,044	-288,112	-42,809	-42,809

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2023	4	216,815	-136,117	45	-136,073	80,747	80,747
Result for the period	-	-	-55,081	-	-55,081	-55,081	-55,081
Other comprehensive income (loss)	-	-0	-	61	61	61	61
Total comprehensive income (loss)	-	-0	-55,081	61	-55,020	-55,020	-55,020
Capital increase	-	6,741	-	-	-	6,741	6,741
Share-based payments	-	1,451	-	-	-	1,451	1,451
Balance as of Dec. 31, 2023	4	225,007	-191,198	106	-191,092	33,919	33,919

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2022	4	214,100	-117,211	-2	-117,212	96,892	96,892
Result for the period	-	-	-18,906	-	-18,906	-18,906	-18,906
Other comprehensive income (loss)	-	-	-	46	46	46	46
Total comprehensive income (loss)	-	-	-18,906	46	-18,860	-18,860	-18,860
Capital contribution	-	25	-	-	-	25	25
Share-based payments	-	2,690	-	-	-	2,690	2,690
Balance as of Dec. 31, 2022	4	216,815	-136,117	45	-136,073	80,747	80,747

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Reporting entity and group information

Notes to the consolidated financial statements

1.	Reporting entity and group information

1.1	Reporting entity

ADS-TEC Energy PLC and its subsidiaries (“ADSE”) provide intelligent and decentralized energy storage systems to municipalities, automotive OEMs (Original Equipment Manufacturers), charging operators, dealerships, fleets, residential areas, offices, and industrial sites in North America and Europe. Its scalable systems are designed for use in private homes, public buildings, commercial enterprises, industrial and infrastructure solutions, and self-sufficient energy supply systems, with capacities up to the multi-megawatt range.

ADS-TEC Energy PLC (“ADSE Holdco” or “the Company”) is domiciled in 10 Earlsfort Terrace, Dublin 2 D02 T380, Ireland. The Company is a public limited company incorporated in Ireland. The main operating company is ads-tec Energy GmbH which is located in Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany.

The board of directors of ADSE Holdco authorized the consolidated financial statements on May 9, 2025.

1.2	Group information

The consolidated financial statements of ADSE include:

Dec. 31, 2024			Shareholding
Group companies	City	Country	Direct or indirect
ADS-TEC Energy PLC (“ADSE Holdco”)	Dublin	Ireland	Parent company
ads-tec Energy GmbH (“ADSE GM”)	Nürtingen	Germany	100%
ads-tec Energy, INC. (“ADSE US”)	Sarasota	USA	100%
ads-tec Energy Service GmbH (“ADSE Service”)	Nürtingen	Germany	100%
ads-tec Energy Schweiz GmbH (“ADSE CH”)	Zurich	Switzerland	100%

ads-tec Energy Service GmbH was founded on January 19, 2023, and is a wholly owned subsidiary of ADSE GM. ADSE Service is focused on providing global service in connection with products and services in the fields of energy management, energy storage, e-mobility, and renewable energies.

ads-tec Energy Schweiz GmbH was founded on April 25, 2023, and is a wholly owned subsidiary of ADSE GM. The purpose of ADSE CH is to provide consulting and other services to ADSE group entities.

As of the reporting date shareholders of ADSE Holdco are as follows:

Shareholders	Ordinary shares	Percentage
Treasury shares	80,247	0.00%
ads-tec Holding GmbH	17,620,882	33.65%
Bosch Thermotechnik GmbH	8,062,451	15.40%
Robert Bosch GmbH	2,400,000	4.58%
Others	24,279,183	46.37%
Total Issued shares	52,442,763
less Treasury shares	80,247
Total Outstanding shares	52,362,516	100%

Reporting entity and group information

Entities with significant influence over ADSE

As of December 31, 2024, ads-tec Holding GmbH (“ADSH”) owns 33.65% (December 31, 2023: 34.83%) of the ordinary shares in ADSE Holdco and thus has significant influence over ADSE.

1.3	Material uncertainty regarding the ability to continue as a going concern

Management assessed the Company’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements. Historically, the Company has funded its operations primarily through capital raises and with loans from shareholders. Since the inception the Company has incurred recurring losses and negative cash flows from operations including net losses of kEUR 97,958 for the financial year 2024, kEUR 55,081 for the financial year 2023 and kEUR 18,906 for the financial year 2022. The company has increased its inventory stock from kEUR 39,119 as of December 31, 2023 to kEUR 63,666 as of December 31, 2024. As of December 31, 2024, the company has further purchase obligations of kEUR 9,966 for the financial year 2024, that decreased significantly compared to 2023 (kEUR 85,094).

The Company has improved the cash flow from operating activities from kEUR -20,659 for the financial year 2023 to kEUR -16,285 for the financial year 2024 and aims to further improve its cash flow and operating result. To support this positive development the Company plans to intensify sales efforts across Europe and the US and reduce working material capital. In addition, the Company will continue to invest in the development, redesign and cost optimization programs of current and new products as well as further productivity increases in operations and expand its business model into a full-service provider model, enabling multi-revenue streams including ultra-fast charging, energy trading and advertising.

Management of the Company agreed to issue (i) senior secured convertible notes in the aggregate original principal amount of kUSD 53,763 and (ii) warrants to purchase up to an aggregate of 1,116,072 ordinary shares, nominal value of $0.0001 per share. Following the agreements, the Company will receive up to an amount of kUSD 50,000 in gross proceeds, to be provided in two installments. The Company has received the first installment of kUSD 15,000 - net of fees and expenses an amount of kUSD 12,719 - on May 1, 2025. The remaining kUSD 3,000 will become available upon the Company’s achievement of agreed-upon milestones, including the satisfaction of certain equity conditions and the construction of at least fifty new charging stations.

The notes have an original issue discount of 7% and will bear interest of 2% per annum. The Company has to make monthly payments payable at the Company’s election in cash or Ordinary Shares through the maturity date of May 1, 2028 subject to certain agreed conditions.

The Warrants have an exercise price of USD 16.88 per share, subject to certain adjustments, and expire on the five-year anniversary of the initial issuance date.

As of December 31, 2024, the Company had outstanding shareholder loans in a nominal amount of kUSD 23,000 (see note 4.2.13). The shareholder loans have been partially repaid in an amount of kUSD 15,577 until May 5, 2025. The remainder was initially due to be paid back on August 31, 2025. The shareholders except for one have agreed to extend the repayment until August 31, 2026 and make any undrawn and repaid amounts available as a credit line. One tranche in a nominal amount of kUSD 3,000 remains due on August 31, 2025. Therefore, the Company currently has an open credit line in an amount of kUSD 25,577 until August 31, 2026.

For future growth and expansion in other geographical areas such as the U.S. management targets to raise additional equity and debt if required. The Management and its advisers are constantly monitoring the relevant equity and debt capital markets which are important to the company.

There can be no assurance that the Company will be successful in achieving its operational and strategic plans, that any additional financing will be available in a timely manner or on acceptable terms.

The Company’s management deems a successful business development and an improvement of cash flow generation and operating result to be very likely. In addition, the financial resources have significantly improved compared to the previous year as a result of the recent issue of convertible notes and the extended credit line. Nevertheless, based on its recurring losses from operations since inception, the Company has concluded that there is still substantial doubt about its ability to continue as a going concern as cash flows generated by its operating activities may deviate significantly from the company’s forecast and securing additional financing is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Accounting estimates and management judgments

2.	Accounting estimates and management judgments

ADSE makes certain estimates and assumptions regarding the future including the assessment that the Company will continue as a going concern. Estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations of future events that are believed to be reasonable considering different scenarios. In the future, actual results may differ from these estimates and assumptions. Revisions of estimates are reported prospectively if and when knowledge improves. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue from contracts with customers (note 4.1.1)

Contracts where ADSE provides services to customers, and which are realized over time usually require an estimate regarding future costs to be incurred until completion of the contract. The resulting margin is thus estimated by management based on historical data and current forecasting and reviewed at least annually.

Allowances for expected credit losses (ECL) of trade receivables and contract assets (4.2.6 and 4.5.2.1)

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

Management estimates loss given default (LGD) rates. ADSE uses a LGD rate of 50% (prior year: 40%) based on management evaluation.

Recoverability of deferred tax assets (note 4.1.6)

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

ADSE assesses the recoverability of deferred tax assets at each balance sheet date based on planned taxable income in future fiscal years; if it is assumed that future tax benefits cannot be utilized, no deferred tax assets are recognized.

Development costs (note 4.2.1)

The Group capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technical and economic feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management plan. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the product and when cash flows are expected to be generated. At December 31, 2024, the carrying amount of capitalized development costs was kEUR 20,333 (December 31, 2023: kEUR 24,793).

Accounting estimates and management judgments

Useful lives of depreciable assets (note 4.2.1, 4.2.2 and 4.2.3)

The expected useful lives for intangible assets, right-of-use assets, and items of property, plant and equipment and the associated amortization or depreciation expenses are determined based on the expectations and assessments of management. If the actual useful life is less than the expected useful life, the amount of depreciation or amortization is adjusted accordingly. As part of the determination of impairment losses on fixed assets, estimates relating to the reason, timing, and amount of the impairments are also made. Useful lives are reassessed on a regular basis. Uncertainties in these estimates relate to technological obsolescence that may change the utility of certain software, IT equipment, and internally generated intangible assets.

Impairment of non-financial assets (note 4.2.1, 4.2.2 and 4.2.3)

ADSE assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Other non-financial assets are tested for impairment when there are indications that the carrying amounts may not be recoverable.

Inventories (note 4.2.5)

Management estimates the net realizable values of inventories, considering the most reliable evidence available at the reporting date. As part of this process, assumptions must be made regarding excess and / or obsolete materials. Estimates must be made regarding the forecast product demand, which may be subject to significant changes. These estimates are based on the past development of the Company’s turnover and on management’s expectation of the future development which is derived from order backlog, discussions with potential clients and market studies regarding the overall development of the market for the Company’s products. Also refer to “Provisions for onerous contracts” below.

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

Provisions for onerous contracts (note 4.2.12)

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

In the current financial year, ADSE has concluded new service contracts with terms of up to 10 years which oblige the company to maintain spare parts over that term. Management has subsequently reasessed the provision for onerous contracts recognized in financial year 2023 and the recoverability of spare parts purchased under such contracts. As a result of this reasessment, kEUR 8,614 of the provision for onerous contracts was reversed and kEUR 2,369 were utilized. The reversal is driven by the reassessment of the estimated need for spare parts over a term of 10 years based on historical consumption of spare parts. In addition, in the year 2024 the company investigated and identified measures to retrofit parts so that they can be used as parts in the operating business and no impairment is necessary.

Shareholder loans (note 4.2.13)

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

Share-based payments (note 4.3)

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. Management has grouped the beneficiaries into homogeneous groups based on their level of hierarchy to derive exit rates based on past and expected future fluctuations resulting in expected exit rates of 0-10% for all periods presented. The assumptions and models used for estimating the fair value of equity settled share-based payments are disclosed in note 4.3.

Accounting policies

3.	Accounting policies

3.1	Basis of preparation

Applied IFRS

The consolidated financial statements of ADSE have been prepared in accordance and in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The term IFRS also includes all valid International Accounting Standards (IAS) as well as the interpretations of the IFRS Interpretations Committee (IFRS IC). These consolidated financial statements cover the financial year from January 01, 2024 to December 31, 2024 (comparison period: financial year from January 01, 2023, to December 31, 2023, and financial year from January 01, 2022 to December 31, 2022). The accounting policies applied in these consolidated financial statements are the same as those applied in the comparison periods.

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

ADSE has prepared the consolidated financial statements on a going concern basis, which assumes that ADSE will be able to discharge its liabilities. Management has a reasonable expectation that ADSE has and will have adequate resources to continue in operational existence for the foreseeable future. For further information also refer to note 1.3.

ADSE operates its business based on its two operating segments (Europe and North America) which also form the basis for segment reporting (see note 5).

Principles of measurement

The consolidated financial statements have been prepared on the historical-cost basis unless otherwise indicated. A corresponding explanation is provided in the context of the respective accounting policies.

Principles of consolidation

The consolidated financial statements comprise the statements of ADSE Holdco, and those of its subsidiaries as at December 31, 2024. Subsidiaries are entities controlled by ADSE Holdco. An entity is controlled if ADSE Holdco is exposed to variable returns from its involvement within the entity and has entitlements to these. Control also exists if the parent company has the ability to affect the returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are considered. The annual financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by ADSE. Internal Group profits and losses, expenses and revenues as well as receivables and liabilities are eliminated.

3.2	New accounting standards and interpretations

ADSE applied all the effective standards and interpretations issued by the IASB and the IFRS IC for preparation of the consolidated financial statements if their application was required for annual periods beginning on or after January 01, 2024. However, none of the new accounting standards impacts ADSE as they are either not relevant to ADSE’s activities or did not require accounting which is inconsistent with ADSE’s current accounting policies.

Accounting policies

New accounting standards and amendments to standards or interpretations effective as of January 01, 2024:

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

The standards and amendments to standards and interpretations below have been published by the IASB but are not mandatorily effective for annual periods beginning on or after January 01, 2024 and therefore have not been early adopted in these consolidated financial statements by ADSE.

Standard	Name	Effective date
IAS 21	Amendments to IAS 21: Lack of exchangeability	Jan. 01, 2025
IFRS 9 & IFRS 7	Amendments to IFRS 9 and IFRS 7 - Financial Instruments: Classification and measurement of financial instruments	Jan. 01, 2026
IFRS 9 & IFRS 7	Amendments to IFRS 9 and IFRS 7 - Financial Instruments: Contracts referencing nature-dependent electricity	Jan. 01, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	Jan. 01, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	Jan. 01, 2027

On April 09, 2024, the IASB published IFRS 18 – Presentation and Disclosure in Financial Statements which is effective for periods beginning on or after January 01, 2027. ADSE is currently analyzing the impact expected from the initial application of IFRS 18. Other accounting standards issued by the IASB that are not yet applied or that become effective in the future are not expected to have a material impact on the consolidated financial statements.

Accounting policies

3.3	Summary of accounting policies

3.3.1	Revenue from contracts with customers

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

A significant number of contracts are negotiated on a bill and hold basis. In such arrangements revenue is recognized even though ADSE still has physical possession of the products only if:

●	the arrangement is substantive (i.e. requested by the customer),

●	the finished goods have been identified separately as belonging to the customer

●	the products are ready for physical transfer to the customer, and

●	ADSE does not have the ability to use the products to direct them to another customer.

Accounting policies

3.3.2	Intangible assets

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

The amount initially recognized for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Initial recognition ceases when a product is ready to be sold and first sales have actually occurred. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

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

ADSE has carried out successful development projects from which a work result in the form of a tangible or intangible asset has arisen. The management of ADSE recognizes intangible assets for the supply of ultra-high charging stations in limited-power distribution grids. The self-developed technology for ultra-high charging has reached market maturity and is actively marketed. The product resulting from the development performance is considerably more space-saving compared to conventional products of this type and the technology is promising in the field of electromobility due to its compatibility with high-voltage areas.

Accounting policies

ADSE continues to pursue the consistent development of products in the field of highly efficient battery storage solutions and ultra-high power rapid charging systems. ADSE aims to be a pioneer in its business field through research and development activities. The costs for the development of specific products will be capitalized when the criteria for recognition as an intangible asset are fulfilled.

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

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term unless the lease transfers ownership of the underlying asset to ADSE by the end of the lease term or the cost of the right-of-use asset reflects that ADSE will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that ADSE is reasonably certain to exercise, lease payments in an optional renewal period if ADSE is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless ADSE is reasonably certain not to terminate early.

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

The estimated useful lives of right-of-use assets for property and vehicles for current and comparative periods are as follows:

Useful life in years
Property (Right-of-use assets)	1-10
Vehicles (Right-of-use assets)	1-4

3.3.4	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

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

A contract asset represents the right to compensation in return for goods or development services that ADSE has transferred to a customer. In addition, this right depends on something other than the expiry of a certain period. If the right to remuneration is unconditional, a receivable is recognized. A contract asset occurs, for example, if ADSE has already incurred an expense for development for a customer within the development and production of goods, but the customer’s payment plan has not yet covered this expense.

The contract balance may change during the contract term between contract asset and contract liability depending on whether ADSE or the customer is behind with performance.

Due to the fact that ADSE develops and produces goods for its customers it is possible that either a contract asset, a receivable or a contract liability arises, depending on whether ADSE has an obligation to provide services to a customer for which it has already received payments or for which payment is due or vice versa. A contract liability represents the obligation to deliver services or to provide development and production of goods to a customer for which ADSE has already received remuneration or for which payment is due according to the agreed payment plan. Also included in contract liabilities are performance obligations regarding extended warranties.

Accounting policies

3.3.7	Financial instruments

3.3.7.1	Financial assets

Recognition and initial measurement

Trade receivables are initially recognized as such at the time a good is delivered or after the conclusion of an associated performance period, because this is the point in time at which there is an unconditional claim to receipt of the consideration and only the passage of time is required until payment is due. Financial assets and financial liabilities are initially recognized when ADSE becomes a party to the contractual provisions of the instrument.

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

ADSE recognizes loss allowances for expected credit losses on:

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

Recognition and initial measurement

Financial liabilities not classified as measured at fair value through profit or loss (FVTPL) are initially measured at fair value net of transaction costs that are directly attributable to their acquisition or issue.

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

Income taxes are comprised of current and deferred tax based on the respective tax rates. Current and deferred taxes are recognized in profit or loss except to the extent that they directly relate to items recorded in equity or other comprehensive income. Income tax receivables and payables recorded com-prise the status of amounts to be received, or respectively to be paid in the future.

3.3.8.2	Current taxes

Current tax comprises the expected tax payables or receivables on the taxable income for the year and any adjustment to the tax payables or receivables in respect of previous years. The amount of current tax payables or receivables is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income. During the ordinary course of the business, there are transactions and calculations for which the ultimate tax determination is uncertain. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. This assessment relies on estimated and assumptions and may involve a series of complex judgments about future events.

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

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, future taxable profits are considered, based on the business plans of the entity.

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

Deferred tax assets and liabilities are offset if ADSE has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority on the same taxable entity.

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

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

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

With regard to capitalized development projects, management of ADSE has assessed that the related products are still in an early stage and market penetration was not achieved yet. For the future, continuing growth in revenue and profitability are expected. Therefore, impairments and any triggering events did not occur in the reporting period.

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

	December 31, 2024
	Spot rate	Average rate
Euro per US-Dollar	1.0389	1.0824

	December 31, 2023
	Spot rate	Average rate
Euro per US-Dollar	1.1050	1.0813

	December 31, 2022
	Spot rate	Average rate
Euro per US-Dollar	1.0666	1.0530

Accounting policies

ADSE used the following exchange rates to convert the financial statements of ADSE CH:

	December 31, 2024
	Spot rate	Average rate
Euro per CHF	0.9412	0.9526

	December 31, 2023
	Spot rate	Average rate
Euro per CHF	0.9260	-

	Apr. 25 - Dec. 31, 2023
	Spot rate	Average rate
Euro per CHF	-	0.9631

	April 25, 2023
	Spot rate	Average rate
Euro per CHF	0.9797	-

Spot rates as of December 31, 2024 and 2023, are used to translate the balance sheet of ADSE CH. Average rate from January 01, - December 31, 2024 is used to translate the expenses incurred by ADSE CH. Spot rate of April 25, 2023, is used to translate the balance sheet of ADSE CH on the date of its incorporation. Average rate from April 25, - December 31, 2023 is used to translate the expenses incurred by ADSE CH.

Spot rates as of December 31, 2024, 2023 and 2022, are used to translate the balance sheet of ADSE US. Average rates from January 01, - December 31, 2024 and 2023 are used to translate the expenses incurred by ADSE US.

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

Also refer to note 4.1.7 for further information on the calculation of basic and diluted earnings per share.

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

A fair value measurement of a non-financial asset considers a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

The Group made certain reclassifications between the separate components of functional costs to improve the view on how management views and operates the business in 2023 and 2024. These reclassifications had no effect on reported income (loss), comprehensive income (loss), cash flows, or shareholders’ equity as previously reported.

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

76.1% (2023: 72.1%, 2022: 73.9%) of revenues are generated in Germany. The following table presents the revenue from contracts with customers disaggregated by geographical region based on the customer’s country of domicile:

Revenue by region
kEUR	2024	2023	2022
Germany	83,662	77,449	19,538
Ireland	11,577	8,050	1,223
United States of America	5,623	4,971	731
Greece	2,503	-	-
Netherlands	2,395	4,770	872
Austria	1,310	1,389	-
France	1,205	6	201
Switzerland	422	1,462	1,628
Belgium	394	18	141
Sweden	392	8,688	207
Spain	144	143	1,071
Rest of the world	386	438	818
Total	110,013	107,384	26,430

The following table presents the revenue from contracts with customers disaggregated by major products by different revenue streams:

Products by different revenue streams
kEUR	2024	2023	2022
Charging	102,533	89,323	19,506
Commercial and industrial	1,677	15,788	4,463
Service	5,603	2,004	1,774
Residential	-	41	287
Other	200	227	400
Total	110,013	107,384	26,430

Charging revenues for all years presented were recognized at a point in time.

Commercial and industrial revenues of kEUR 1,677 (2023: kEUR 14,186; 2022: kEUR 4,311) were recognized point in time while commercial and industrial revenues of kEUR 0 (2023: kEUR 1,602; 2022: kEUR 152) were recognized over time. Please refer to table below for detailed revenue recognition criteria.

Disclosure on individual items of the consolidated financial statements

The following table provides information on contract assets and contract liabilities from contracts with customers:

kEUR	Dec. 31, 2024	Dec. 31, 2023
Receivables, which are included in ‘Trade and other receivables’	9,900	15,285
Contract assets	40	-
Contract liabilities	7,074	7,519

The contract assets primarily relate to ADSE’s rights to consideration for development activities partially completed but not billed at the reporting date. Revenues for these development activities are realized over time. In cases where there has not been an advanced consideration by the customer or the already recognized revenue in the period exceeds the advanced consideration by the customer ADSE recognizes a contract asset. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when ADSE delivers the product ordered.

Contract liabilities mainly relate to advanced consideration received from customers prior to the delivery of products and may include separate performance obligations for extended warranties. They also include consideration received for services that will be delivered in subsequent periods. ADSE develops and produces specific solutions for its customers which causes the orders to have a certain delivery time. Contract liabilities will be recognized as revenue when the contract ends at the latest, which is generally expected to occur within one year. However, the contract balance may change between contract asset and contract liability depending on the relationship between ADSE’s performance and the customer’s payment.

The increase in cash received excluding amounts recognized at the beginning of the period and revenue recognized that was included in the contract liability balance at the beginning of the period amount to:

kEUR	Dec. 31, 2024	Dec. 31, 2023
Contract liabilities	7,074	7,519
Revenue recognized that was included in the contract liability balance at the beginning of the period	446	17,997
Increases due to cash received, excluding amounts recognized at the beginning of the period	432	1,795

There are no incremental costs to obtain or fulfil a contract with a customer, which would have to be recognized as an asset. Furthermore, contracts with customers do not contain a significant financing component.

As of the reporting date, revenue from contracts with customers in an amount of kEUR 37,225 is recognized at a point in time under bill-and-hold arrangements (December 31, 2023: kEUR 7,262, December 31, 2022: kEUR 8,879).

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

Disclosure on individual items of the consolidated financial statements

4.1.2	Functional costs

Cost of goods sold

Cost of goods sold include the following:

kEUR	2024	2023	2022
Cost of materials	72,568	95,007	23,554
Personnel expenses	10,714	9,623	3,388
Depreciation and amortization	5,711	4,082	3,517
Other expenses	1,593	1,558	445
Total	90,585	110,270	30,904

The decrease in cost of materials is due to an improvement in the material cost ratio compared to revenue which was achieved by higher selling prices on average and a reduction of material purchase prices. In addition, a provision for onerous contracts from the previous year was utilized and fewer valuation allowances within inventory were necessary as spare parts for long term service contracts have to be kept in stock and are considered to be of value, also refer to note 2. The increase in personnel expenses results from additional employees hired within the financial year. The increase in the depreciation and amortization within the costs of goods sold is the result of the capitalization and amortization of internally generated intangible assets, right-of-use assets as well as items of property, plant and equipment.

During the financial year 2024, ADSE recognized write-downs of inventories in an amount of kEUR 689 (2023: kEUR 8,093, 2022: kEUR -78) as an expense in the cost of sales in the statement of profit or loss.

As of December 31, 2024, personnel expenses include expenses for share-based payments of kEUR 538 (December 31, 2023: kEUR 147, December 31, 2022: kEUR 0).

Research and development expenses

kEUR	2024	2023	2022
Personnel expenses	6,695	1,083	182
Material expenses	66	153	344
Depreciation and amortization	317	247	168
External development service provider	1,335	607	231
Other expenses	559	743	776
Total	8,971	2,832	1,701

In 2024, personnel expenses include expenses for share-based payments of kEUR 222 (2023: kEUR 49, 2022: kEUR 0).

In the financial year 2024, ADSE has capitalized development costs in the amount of kEUR 343 (2023: kEUR 5,404, 2022: kEUR 7,406). Amortization of capitalized development costs, presented as cost of goods sold, amounts to kEUR 4,111 (2023: kEUR 2,463, 2022: kEUR 2,458).

ADSE has applied for and has received various government grants in 2024 and previous years. In the financial year 2024, such government grants amount to kEUR 692 (2023: kEUR 2,030, 2022: kEUR 4,615). As of the reporting date, a total of kEUR 3,082 (December 31, 2023: kEUR 2,390, December 31, 2022: kEUR 354) of the grants had not yet been paid to ADSE. This amount is recognized as a receivable.

The grants received in 2022 were awarded to only cover research expenses and were thus recognized as a reduction of research and development expenses in the financial year 2022. The research projects to which the government grants relate essentially comprise research in the field of electromobility, batteries and energy storage systems, emission-free systems, and energy supply of the future.

Disclosure on individual items of the consolidated financial statements

The government grant applied for in the financial year 2024 and 2023 relate to development expenses that were capitalized in accordance with IAS 38 and were thus deducted from the carrying amount of the asset in an amount of kEUR 692.

Selling, general and administrative expenses

Selling, general and administrative expenses include the following:

kEUR	2024	2023	2022
Personnel expenses	11,506	10,243	14,359
Legal and consulting fees	5,114	4,984	3,779
Administration fee	3,466	2,741	3,412
Marketing costs	1,222	1,554	1,925
Insurance expenses	2,839	1,774	2,365
Depreciation and amortization	671	522	631
Other expenses	6,770	6,005	4,847
Total	31,588	27,823	31,321

In 2024, personnel expenses include expenses for share-based payments of kEUR 3,330 (December 31, 2023: kEUR 1,365, December 31, 2022: kEUR 2,770).

Other expenses primarily consist of expenses for general warranties, travel costs and outbound freight.

4.1.3	Other operating income

Other operating income includes the following:

kEUR	2024	2023	2022
Income from reversal of provisions	12,350	101	913
Exchange rate gains	1,322	139	-
Income from subsequent payments	64	39	408
Income from compensation	6	120	1,016
Other	788	268	47
Total	14,530	667	2,383

In the financial year 2024, ADSE reversed a provision for an onerous contract in the amount of kEUR 8,614, also refer to note 2. Further, provisions for warranty in the amount of kEUR 3,719 were released following a detailed technical analysis and new insights regarding the estimated costs to fulfil the warranty obligations.

Income from compensation relates to financial compensation received from insurance companies and other parties from non-recurring events.

4.1.4	Other operating expense

Other operating expense includes the following:

kEUR	2024	2023	2022
Exchange rate losses	1,436	1,200	1,007
Provisions for onerous contracts	162	10,973	-
Warranties	23	-461	-
Other expenses	328	43	76
Total	1,949	11,755	1,084

From 2022 to 2023, other expenses increased primarily due to the recognition of a special provision for onerous contracts in 2023. In 2024, no such effects occurred.

Exchange rate losses are based on the changes of the EUR/USD exchange rate in the course of the financial year 2024.

Disclosure on individual items of the consolidated financial statements

4.1.5	Finance result

The finance income and finance costs recognized in profit or loss are as follows:

kEUR	2024	2023	2022
Finance income from remeasurement of warrant liabilities	-	-	10,329
Foreign currency gains	-	3	9,928
Income from other interest and similar income	24	187	259
Finance income	24	190	20,515
Finance expense from remeasurement of warrant liabilities	-62,170	-10,859	-
Interest expense from shareholder loans	-16,106	-2,784	-
Loss from extinguishment of loan	-3,725	-	-
Foreign currency losses	-6,660	-	-
Interest expense from leasing	-156	-153	-122
Interest expense from guarantee commissions	-10	-67	-246
Other interest expense	-56	-23	-59
Finance expenses	-88,883	-13,886	-427
Net finance result	-88,858	-13,697	20,089

In 2024, finance expense from remeasurement of warrant liabilities in the amount of kEUR 62,170 results from the remeasurement of the fair value of public and private warrant liabilities, warrant liabilities from shareholder loans and warrant liabilities from capital increases (2023: finance expense of kEUR 10,859, 2022 finance income of kEUR 10,329).

In 2024, interest expenses from shareholder loans amount to kEUR 16,106 (2023: kEUR 2,784, December 31, 2022: kEUR 0). Loss from extinguishment of loan relates to warrants that were issued as partial consideration for the extension of a shareholder loan. Refer to note 4.2.13 for further information on the shareholder loans.

Disclosure on individual items of the consolidated financial statements

4.1.6	Income taxes

The tax benefit / (expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except for the extent to which they are reported directly in equity or in other comprehensive income.

kEUR	2024	2023	2022
Current year	-16	88	-190
Current tax expense	-16	88	-190
Origination and reversal of temporary differences	-946	4,378	-3,453
Recognition of previously unrecognized (derecognition of previously recognized) tax losses	471	-1,325	1,071
Deferred tax (expense) income	-475	3,053	-2,382
Total	-491	3,141	-2,572

Reconciliation of the effective tax rate

The effective tax rate of 29.83% combines a corporate tax rate of 15%, a solidarity surcharge thereon of 5.5% and a trade tax rate of 14.01%.

kEUR	2024	2023	2022
Profit (loss) before tax	-97,467	-58,221	-16,335
Tax using the applicable tax rate	29,074	17,161	4,815
Tax effect of:
Difference in tax rates	-4,974	-1,348	-525
Non-deductible expenses	-287	-585	-130
Non-taxable income	207	1,291	344
Additions for tax purposes	-	362	-84
Non-recognition of deferred tax on loss carry forward and temporary differences	-2,728	-10,594	-6,738
True up on deferred taxes from prior year	700	-18	527
Permanent differences	-22,483	-3,130	-795
Others	-	2	14
Taxes on income	-491	3,141	-2,572

Unrecognized deferred tax assets

Deferred tax assets have not been recognized for tax loss carryforwards:

kEUR	Dec. 31, 2024	Expiration	Dec. 31, 2023	Expiration	Dec. 31, 2022	Expiration
Germany
thereof corporation tax	114,590	Non-expiring	114,803	Non-expiring	83,969	Non-expiring
thereof trade tax	108,689	Non-expiring	112,540	Non-expiring	83,344	Non-expiring
USA	20,330	Non-expiring	16,281	Non-expiring	656	Non-expiring
Ireland*)	10,658	Non-expiring	4,616	Non-expiring	7,695	Non-expiring

*)	Amount relates to management expenses that can be set-off against future profits

The Group revised the presentation format of the table to improve the usefulness and clarity of the disclosed information.

Disclosure on individual items of the consolidated financial statements

Movement in deferred taxes

Deferred tax balances developed as follows:

kEUR	DTA	DTL	Dec. 31, 2024	DTA	DTL	Dec. 31, 2023
Intangible assets	-	6,060	-6,060	-	7,308	-7,308
Right-of-use assets	-	928	-928	-	953	-953
Inventories	329	-	329	506	1,539	-1,033
Contract assets	-	12	-12	-	-	-
Trade and other receivables	90	-	90	41	4	36
Financial liabilities	650	-	650	-	-	-
Lease liabilities	987	-	987	996	-	996
Trade and other payables	110	-	110	-	7	-7
Contract liabilities	144	-	144	1,425	-	1,425
Other provisions	48	28	20	3,234	114	3,120
Tax loss carryforwards	3,006	-	3,006	2,535	-	2,535
Netting	-5,358	-5,358	-	-8,735	-8,735	-
Total	6	1,670	-1,664	-	1,189	-1,189

Deferred tax assets and liabilities are offset according to the requirements of IAS 12.74.

The movement of all deferred tax positions is recognized in the P&L as no deferred taxes exist which are related to transaction in equity or OCI.

4.1.7	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit for the year attributable to ordinary equity holders of the ADSE Holdco by the weighted average number of ordinary shares outstanding during the reporting period.

ADSE Holdco is a public limited company, which allots shares of the entity to its shareholders.

Earnings per share (basic) and earnings per share (diluted) are calculated based on the earnings attributable to ADSE Holdco shareholders. For the periods included in these financial statements ADSE was loss-making in all periods. Restricted stock units (RSU), stock options (NQSO) and warrants have not been included in the calculation of diluted weighted average number of shares outstanding. These RSU, NQSO and warrants could potentially dilute basic earnings per share in the future.

The loss attributable to the shareholders of ADSE (basic and diluted) amounts to kEUR 97,958 (2023: kEUR 55,081, 2022: kEUR 18,906). The weighted average number of interests in circulation amounts 51,224 (basic) and 57,724 (diluted) (2023: 48,919 (basic) and 49,208 (diluted), 2022 48,809 (basic) and 49,005 (diluted)) (in k units).

Earnings per share	2024	2023	2022
Profit/loss for the period (attributable to shareholders of the parent) (kEUR)	-97,958	-55,081	-18,906

Weighted average number of ordinary shares outstanding (in k units) (basic and diluted)	51,224	48,919	48,809
Potential effects of dilution from:
RSU	357	288	196
NQSO	464	-	-
Warrants	5,680	-	-
Weighted average number of ordinary shares outstanding (in k units)	57,724	49,208	49,005
Basic loss per share (€)	-1.91	-1.13	-0.39
Diluted loss per share (€)	-1.91	-1.13	-0.39

Disclosure on individual items of the consolidated financial statements

4.2	Statements of financial position

4.2.1	Intangible assets

The development of intangible assets is shown below:

kEUR	Internally generated assets	Software	Total
Cost
As of Jan. 01, 2023	27,207	516	27,722
Additions	5,404	189	5,593
As of Dec. 31, 2023	32,610	705	33,315
Additions	344	101	445
Disposals	-692	-	-692
As of Dec. 31, 2024	32,261	806	33,067

kEUR	Internally generated assets	Software	Total
Amortization
As of Jan. 01, 2023	-5,355	-309	-5,664
Additions	-2,463	-148	-2,611
As of Dec. 31, 2023	-7,818	-457	-8,274
Additions	-4,111	-153	-4,264
As of Dec. 31, 2024	-11,928	-610	-12,538

kEUR	Internally generated assets	Software	Total
Carrying amounts
As of Jan. 01, 2023	21,852	207	22,059
As of Dec. 31, 2023	24,793	248	25,041
As of Dec. 31, 2024	20,333	196	20,529

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

Intangible assets that are material to ADSE’s consolidated financial statements include development activities relating to the development of ChargeBox (CBX), a customer specific ChargeBox (DC-CBX) and ChargePost (CPT). Development activities for CBX and DC-CBX were capitalized in the financial years 2020, 2019 and 2018 and have a remaining useful life of three years. As of the reporting date, the carrying amount of CBX amounts to kEUR 2,636 (December 31, 2023: kEUR 3,608) and of DC-CBX amount to kEUR 3,465 (December 31, 2023: 4,743). As of the reporting date, the carrying amount of CPT amounts to kEUR 12,159 (December 31, 2023: kEUR 14,186).

Disclosure on individual items of the consolidated financial statements

4.2.2	Leases

As of December 31, 2024, ADSE leases two warehouse property and one real estate property in Germany, one warehouse and one real estate property in the United States of America as well as 34 vehicles. The remaining lease terms run from 1 year up to 4 years. ADSE has the option to purchase one of the assets at the end of the contract term.

Some property leases contain an extension option. If ADSE intends to use the option, this was already considered in the lease term of the lease agreement.

When measuring lease liabilities, ADSE discounted lease payments using its incremental borrowing rate ranging from 3.78% to 9.56%. For the calculation of the incremental borrowing rates, European triple A bonds were used as the basis and adjusted for a risk premium corresponding to the external borrowing rates (credit spread).

The development of right-of-use assets is shown below:

kEUR	Property	Vehicles	Total
Right-of-use assets
As of Jan. 01, 2023	3,134	232	3,366
Amortization charge for the year	-816	-133	-949
Additions to right-of-use assets	702	169	871
Effect of movements in exchange rates	-	-3	-3
As of Dec. 31, 2023	3,020	265	3,286
Amortization charge for the year	-848	-208	-1,056
Additions to right-of-use assets	552	484	1,036
Effect of movements in exchange rates	3	5	8
As of Dec. 31, 2024	2,727	546	3,273

For leases with short-term contracts of up to one year and low-value assets, ADSE has elected not to recognize right-of-use assets and lease liabilities.

There are no material expenses relating to variable lease payments in the measurement of lease liabilities.

ADSE did not enter into any sublease agreements.

In 2024, a total cash outflow for leases in the amount of kEUR 1,193 (2023: kEUR 1,065; 2022: kEUR 828) was recognized.

The amounts recognized in profit or loss except for amortization are shown below:

kEUR	2024	2023	2022
Amounts recognized in profit or loss
Interest on lease liabilities	156	153	122
Expenses relating to short-term leases	339	119	50
Expenses relating to leases of low-value assets, excluding short-term leases of low value assets	26	22	13
Amounts recognized in the statement of cash flows
Total cash outflow of leases	1,193	1,065	828

Disclosure on individual items of the consolidated financial statements

4.2.3	Property, plant and equipment

The development of fixed assets is shown below:

kEUR	Property, plant and equipment	Construction in progress	Total
Cost
As of Jan. 01, 2023	7,631	527	8,158
Additions	2,154	143	2,297
Disposals	-58	-	-58
Reclassification	498	-498	-
As of Dec. 31, 2023	10,225	172	10,397
Additions	1,200	80	1,280
Disposals	-342	-	-342
Reclassification	172	-172	-
Effect of movements in exchange rates	13	-	13
As of Dec. 31, 2024	11,269	80	11,349

kEUR	Property, plant and equipment	Construction in progress	Total
Depreciation
As of Jan. 01, 2023	-2,768	-	-2,768
Additions	-1,291	-	-1,291
Disposals	53	-	53
As of Dec. 31, 2023	-4,006	-	-4,006
Additions	-1,379	-	-1,379
Disposals	233	-	233
Effect of movements in exchange rates	-1	-	-1
As of Dec. 31, 2024	-5,154	-	-5,154

kEUR	Property, plant and equipment	Construction in progress	Total
Carrying amounts
As of Jan. 01, 2023	4,863	527	5,389
As of Dec. 31, 2023	6,219	172	6,391
As of Dec. 31, 2024	6,115	80	6,195

Disclosure on individual items of the consolidated financial statements

4.2.4	Other investments and other assets

Other investments and other assets include the following:

kEUR	Dec. 31, 2024	Dec. 31, 2023
Other investments	5	5
Other assets	174	174
Total	179	179

Other assets include a deposit for a rental building amounting to kEUR 137 (December 31, 2023: kEUR 137) and a cash deposit at the Swiss tax office amounting to kEUR 37 (December 31, 2023: kEUR 37).

4.2.5	Inventories

Inventories include the following:

kEUR	Dec. 31, 2024	Dec. 31, 2023
Finished goods	15,245	15,010
Work in progress	9,402	7,003
Raw materials	53,010	30,995
Total	77,657	53,008

kEUR	Dec. 31, 2024	Dec. 31, 2023
Write-downs finished goods	-181	-1,700
Write-downs work in progress	-808	-626
Write-downs raw materials	-13,003	-11,563
Total	-13,991	-13,889

During the financial year 2024, ADSE recognized write-downs of inventories in an amount of kEUR 689 (2023: kEUR 8,093, 2022: kEUR -78) as an expense in the cost of sales in the statement of profit or loss.

4.2.6	Trade and other receivables and contract assets

Trade and other receivables include the following:

kEUR	Dec. 31, 2024	Dec. 31, 2023
Trade receivables	9,900	15,285
Advanced payments	780	2,651
Other receivables financial	3,364	2,443
Deferred expenses and accrued income	624	686
Other receivables non-financial	308	166
Total	14,975	21,231

As of the reporting date, other receivables financial mainly include receivables from government grants.

Disclosure on individual items of the consolidated financial statements

4.2.7	Other accrued items

Other accrued items include the following:

kEUR	Dec. 31, 2024	Dec. 31, 2023
Day One Loss	12,392	-
Other accrued items related to lender warrants	1,055	-
Total	13,447	-

ADSE concluded shareholder loan agreements with various lenders on August 18, 2023, which were amended and restated on August 26, 2024. In addition, three further agreements were concluded on August 26, 2024. Pursuant to the loan agreements, ADSE US and ADSE GM have agreed to issue lender warrants which will be issued by ADSE Holdco as Irish guarantor to the respective lenders and subscribed by ADSE US resp. ADSE GM. At initial recognition, the warrants had a higher fair value than the shareholder loans, which generated a day one loss. As this day one loss is based on unobservable inputs, it needs to be deferred and recognized until maturity to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the liability. At year end, a deferred day one loss of kEUR 12,392 remains on the balance sheet.

The market prices for those warrants are not observable as these are not actively traded. In consequence, the fair value at initial recognition was determined by applying a Black-scholes option pricing model with the following inputs corroborated with observable market data (Level 2 – Fair value hierarchy under IFRS 13):

	September 3, 2024
Input	Reference	Second Shareholder Loan		Second Shareholder Loan plus
Spot price	1	USD	13.16	USD	13.16
Strike price	2	USD	6.20	USD	6.20
Expected term (years)	3		2		2
Risk free rate	4		4.73%		4.73%
Dividend yield	5		0.00%		0.00%
Annual volatility	6		64.48%		64.48%
Number of warrants outstanding			2,500,001		4,800,002
Fair value per warrant		USD	8.22	USD	8.22

1.	Equal to the observed price of the class A common shares,

2.	Warrant strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (August 26, 2026),

4.	Interpolated 1.9-year constant maturity US treasury rates,

5.	Assumed dividend yield of 0%,

6.	Implied volatility observed through the public warrants traded price.

Other accrued items related to lender warrants refer to warrants for which the exercise conditions were not met as of December 31, 2024 since the related shareholder loans were not drawn. They are recognized with their fair value on the issue date as determined above weighted with a drawdown probability for the shareholder loan of 5% based on management assessment and the future cash planning of ADSE. If the drawdown probability changes, this may have a material effect on these accrued items. A drawdown probability of +/- 5% would have resulted in other accrued items of kEUR 2,110 / kEUR 0 as of December 31, 2024. Other accrued items will be set off from the loan nominal value when the loan is drawn.

Disclosure on individual items of the consolidated financial statements

4.2.8	Cash and cash equivalents

Cash and cash equivalents include the following:

kEUR	Dec. 31, 2024	Dec. 31, 2023
Cash	1	2
Cash at banks	22,856	29,161
Total	22,858	29,162

As of December 31, 2024, cash at banks includes restricted cash of kEUR 644 (December 31, 2023: kEUR 1,475).

4.2.9	Equity

The changes in the various components of equity from January 01, 2022 through December 31, 2024 are shown in ADSE’s statements of changes in equity.

On December 28, 2023, ADSE Holdco issued 1,666,667 ordinary shares at a par value of USD 0.0001 resulting in an increase of the share capital of USD 167. These shares were acquired by a new investor for USD 6.00 per share. Together with the shares, 1,339,285 warrants with an exercise price of USD 7 and USD 8 were issued (refer to note 4.2.10). The split of the total transaction price led to an increase in equity of kUSD 7,802 (kEUR 7,009) and the recognition of a warrant liability of kUSD 2,198 (kEUR 1,989). Transaction costs incurred in context of the transaction in the amount of kUSD 283 (kEUR 268) are deducted from equity, resulting in a net increase in equity of kEUR 6,741.

In 2024, the warrants were exercised. In addition, 36,872 public warrants and warrants related to shareholder loans were exercised leading to a total increase of share capital of USD 138 (EUR 128) and an increase in capital reserves of kUSD 16,932 (kEUR 15,835). Transaction costs incurred in the context of the exercise of warrants in the amount of kUSD 200 (kEUR 188) are deducted from equity.

Further increases in equity in 2024 result from the exercise of vested NQSO and the issue of RSU from the stock compensation plan (refer to note 4.3).

The development of issued and outstanding shares from January 01, 2022, to December 31, 2024, is shown in the table below.

in k units	2024	2023	2022
Outstanding as of Jan. 01	50,585	48,877	48,808
Capital increase	-	1,667	-
Exercise of warrants	1,376	-	-
Exercise of options	139	-	-
Share based compensation	262	41	69
Outstanding as of Dec. 31	52,362	50,585	48,877
Treasury shares	80	58	28
Issued and outstanding as of Dec. 31	52,442	50,642	48,905

The result for the period contains consolidated losses of ADSE.

As of December 31, 2024 and December 31, 2023 other equity consists of currency translation reserves on translation of ADSE US (USD) and ADSE CH (CHF) from their functional currency to the presentation currency of ADSE (EUR). As of December 31, 2022, other equity consists of currency translation reserves on translation of ADSE US (USD) from its functional currency to the presentation currency of ADSE (EUR).

As of December 31, 2024, the share capital amounts to kEUR 5 (December 31, 2023: kEUR 4, December 31, 2022: kEUR 4) and is fully paid in.

kEUR	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Share capital	5	4	4
Capital reserves	245,298	225,007	216,815
Other equity	1,044	106	45
Retained earnings	-191,198	-136,117	-117,211
Profit/Loss	-97,959	-55,081	-18,906
Equity attributable to shareholders of ADSE	-42,809	33,919	80,747
Total	-42,809	33,919	80,747

Disclosure on individual items of the consolidated financial statements

4.2.10	Warrant liabilities

As of the reporting date, warrant liabilities include the following:

kEUR	No. of warrants issued	Dec. 31, 2024
Public warrants	11,542,415	39,997
Private warrants	119,866	734
Warrants relating to shareholder loans	10,480,003	78,849
Warrants relating to capital increases	-	-
Total	22,142,284	119,581

As of December 31, 2023, warrant liabilities included the following:

kEUR	No. of warrants issued	Dec. 31, 2023
Public warrants	7,187,486	5,243
Private warrants	4,475,000	3,280
Warrants relating to shareholder loans	3,216,667	11,114
Warrants relating to capital increases	1,339,285	1,989
Total	16,218,438	21,626

Public and private warrants

As of December 31, 2024, public and private warrant liabilities amounting to kEUR 40,731 (December 31, 2023: kEUR 8,523) relate to 11,542,415 public warrants and 119,866 private warrants including 100,000 lender warrants issued. In comparison to December 31, 2023, 205 public warrants were exercised. 4,355,134 warrants were moved from private warrants to public warrants as they are being held in broker accounts and are thus considered public warrants.

6,250,000 public warrants were issued as part of the EUSG (European Sustainable Growth Acquisition Corp) units in the initial public offering to the public shareholders on January 26, 2021. Each EUSG unit contained one share and one-half warrant. Additional 937,486 warrants were issued as part of the overallotment to the underwriters.

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

On the merger of EUSG with EUSG II and ultimately with ADSE Holdco in 2021, each EUSG public and private warrant was converted into one ADSE Holdco public and private placement warrant respectively under the same terms as EUSG warrants. Upon the merger it was assessed that the EUSG public and private warrants were assumed as a liability as part of the acquisition. Therefore, the Company’s warrants issued to replace EUSG warrants are accounted as a liability at fair value through profit and loss.

Disclosure on individual items of the consolidated financial statements

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

The market prices for private warrants are not observable as these are not actively traded. Their fair value is determined by applying a Black-Scholes option pricing model with the following inputs corroborated with observable market data (Level 2 – Fair value hierarchy under IFRS 13):

Input	Reference	Dec. 31, 2024		Dec. 31, 2023
Spot price	1	USD	15.51	USD	7.15
Strike price	2	USD	11.50	USD	11.50
Expected term (years)	3		1.98		2.98
Risk free rate	4		2.78%		4.01%
Dividend yield	5		0.00%		0.00%
Annual volatility	6		55.41%		33.78%
Fair value per private warrant		USD	6.37	USD	0.81

1.	Equal to the observed price of the class A common shares,

2.	Warrant strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (December 22, 2026),

4.	Interpolated 1.98-year (December 31, 2023: 2.98) constant maturity US treasury rates,

5.	Assumed dividend yield of 0%,

6.	Implied volatility observed through the public warrants traded price.

Warrants relating to shareholder loans

In 2023, two shareholder loans for the financing of working capital and general corporate purposes were granted by several shareholders to ADSE US (refer to note 4.2.13). In conjunction with the loans, ADSE Holdco issued a total of 3,216,667 warrants.

In 2024, several (drawn and undrawn) tranches of the second 2023 shareholder loans were extended and additional shareholder loans (second shareholder loan plus) granted to ADSE US. An additional number of 7,300,003 warrants was issued together with these shareholder loans.

As of December 31, 2024, the fair value of these warrants amounts to kEUR 78,849 (December 31, 2023: kEUR 11,114) and is shown as a liability. The fair value of warrants related to an undrawn tranche of the second shareholder loan plus is weighted with the probability of drawing that tranche.

1,716,667 warrants with an exercise price of USD 3.00 were issued to the lenders of the first shareholder loan, whereas 1,500,000 warrants with an exercise price of USD 6.20 were issued to the lenders of the second shareholder loan. In 2024, an additional number of 2,500,001 was issued to the lenders of the second shareholder loan while an additional number of 4,800,002 warrants were issued to the lenders of the second shareholder loan plus – all with an exercise price of USD 6.20. 36,667 of the warrants with exercise price of USD 3.00 were exercised in 2024. Each warrant gives the holder the right to acquire one ordinary share in the Company. The holder has the right to exercise the warrants after the first anniversary of the issue date of the respective loan until the second anniversary of the issue date. The warrants can be exercised in full or in parts.

Disclosure on individual items of the consolidated financial statements

The market prices for those warrants are not observable as these are not actively traded. In consequence, the fair value is determined by applying a Black-scholes option pricing model with the following inputs corroborated with observable market data (Level 2 – Fair value hierarchy under IFRS 13):

	Dec. 31, 2024
Input	Reference	First shareholder loan		Second shareholder loan		Second shareholder loan plus
Spot price	1	USD	15.51	USD	15.51	USD	15.51
Strike price	2	USD	3.00	USD	6.20	USD	6.20
Expected term (years)	3		0.34		1.63		1.63
Risk free rate	4		2.88%		3.45%		3.45%
Dividend yield	5		0.00%		0.00%		0.00%
Annual volatility	6		46.15%		46.58%		46.58%
Number of warrants outstanding			1,680,000		4,000,001		4,800,002
Fair value per warrant		USD	12.54	USD	9.71	USD	9.71

	Dec. 31, 2023
Input	Reference	First shareholder loan		Second shareholder loan
Spot price	1	USD	7.15	USD	7.15
Strike price	2	USD	3.00	USD	6.20
Expected term (years)	3		1.34		1.63
Risk free rate	4		4.60%		4.44%
Dividend yield	5		0.00%		0.00%
Annual volatility	6		70.00%		70.00%
Number of warrants outstanding			1,716,667		1,500,000
Fair value per warrant		USD	4.55	USD	2.98

1.	Equal to the observed price of the class A common shares,

2.	Contractual strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (First shareholder loan: May 05, 2025, second shareholder loan: August 18, 2025, in 2024 amended to August 26, 2026, second shareholder loan plus: August 26, 2026),

4.	Interpolated 0.34-year (first shareholder loan; 2023: 1.34-year / 0.63-year (second shareholder loan; 2023: 1.63-year constant maturity US treasury rates /1.63-year (second shareholder loan plus),

5.	Assumed dividend yield of 0%,

6.	Volatility calculated as the rounded average of different indicators: implied volatility of public warrants, historical volatility of ADSE stock, volatility of the guideline public companies.

Warrants relating to capital increases

On December 28, 2023, ADSE Holdco issued 1,666,667 ordinary shares at a par value of USD 0.0001 resulting in an increase of the share capital of USD 167 (refer to note 4.2.9). In conjunction with the capital increase, ADSE Holdco issued 714,285 warrants with a term of 6 months at an exercise price of USD 7.00 and 625,000 warrants with a term of 12 months at an exercise price of USD 8.00. Each warrant gives the holder the right to acquire one ordinary share in the Company.

The warrants were exercised on June 7, 2024 and November 11, 2024.

Disclosure on individual items of the consolidated financial statements

The market prices for those warrants are not observable as these are not actively traded. In consequence, the prior year fair value was determined by applying a Black-scholes option pricing model with the following inputs corroborated with observable market data (Level 2 – Fair value hierarchy under IFRS 13):

	Dec. 31, 2023
Input	Reference	6-month warrants		12-month warrants
Spot price	1	USD	7.15	USD	7.15
Strike price	2	USD	7.00	USD	8.00
Expected term (years)	3		0.49		0.99
Risk free rate	4		5.26%		4.80%
Dividend yield	5		0.00%		0.00%
Annual volatility	6		70.00%		70.00%
Number of warrants outstanding			714,285		625,000
Fair value per warrant		USD	1.52	USD	1.78

1.	Equal to the observed price of the class A common shares,

2.	Contractual strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (6-month warrants: June 28, 2024, 12-month warrants: December 28, 2024),

4.	Interpolated 0.49-year (6-month warrants) / 0.99-year (12-months warrants) constant maturity US treasury rates,

5.	Assumed dividend yield of 0%,

6.	Volatility calculated as the rounded average of different indicators: implied volatility of public warrants, historical volatility of ADSE stock, volatitlity of the guideline public companies.

Disclosure on individual items of the consolidated financial statements

4.2.11	Trade and other payables

Trade and other payables include the following:

kEUR	Dec. 31, 2024	Dec. 31, 2023
Trade payables	29,299	12,880
Sales tax liabilities	953	3,457
Accrued expenses	1,292	2,670
Trade payables due to related parties	2,601	2,300
Other payables non-financial	811	685
Other payables financial	215	198
Total	35,171	22,191

Trade payables mainly consist of trade accounts payable and accruals for outstanding invoices.

For information about ADSE’s exposure to liquidity risks please refer to note 4.5.2.2.

4.2.12	Provisions

The development of provisions is shown below:

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2024	9,103	10,983	12	626	20,725
Added	6,624	162	1	12	6,798
Unwind of discount	43	-	-	13	56
Utilized	-5,128	-2,369	-	-14	-7,512
Reversal	-3,719	-8,614	-	-16	-12,350
As of Dec. 31, 2024	6,922	162	13	620	7,717
Current	5,424	162	-	-	5,586
Non-current	1,498	-	13	620	2,132
Total	6,922	162	13	620	7,717

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2023	8,244	11	16	505	8,775
Added	6,434	10,973	-	197	17,604
Unwind of discount	14	-	-	7	21
Utilized	-5,576	-	-	-10	-5,586
Reversal	-14	-	-4	-73	-90
As of Dec. 31, 2023	9,103	10,983	12	626	20,725
Current	5,229	10,983	-	-	16,212
Non-current	3,875	-	12	626	4,513
Total	9,103	10,983	12	626	20,725

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

Disclosure on individual items of the consolidated financial statements

If ADSE has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established. ADSE recognizes any impairment loss that has occurred on assets dedicated to that contract. As of the reporting date, provisions for onerous contracts amount to kEUR 162 (December 31, 2023: kEUR 10,983). In the financial year 2023, ADSE recognized a provision for an onerous contract in the amount of kEUR 10,973. This provision related to contract under which the fixed purchase obligation for inventories exceeds the expected income from the sale of corresponding products. The provision was partially utilized and an amount of kEUR 8,614 was reversed.

4.2.13	Loans and borrowings

As of the reporting date, loans and borrowings include shareholder loans with a bookvalue of kEUR 11,971 and interest payable of kEUR 1,363 (December 31, 2023: bookvalue of kEUR 13,045 and interest payable of kEUR 863).

As of December 31, 2024, the amount relates to various tranches of shareholder loans with a total nominal amount of kUSD 23,000, maturity date of August 31, 2025 and fixed interest rate of 10% p.a. payable upon repayment of the shareholder loans. This amount includes undrawn amounts from 2023 shareholder loans with nominal amount of kUSD 7,500 and one tranche with nominal amount of kUSD 7,500 that was already drawn as of December 31, 2023. Both were extended until August 31, 2025. The amount further includes additional shareholder loans with nominal amount of kUSD 8,000 (shareholder loan plus). Together with the drawdown of the shareholder loans, 7,300,003 warrants with an exercise price of USD 6.20 were issued in 2024. The fair value of these warrants at the drawdown dates of the shareholder loans exceeded the nominal value of the loans resulting in a disagio of the loans in the amount of kEUR 13,981 and day one losses of kEUR 16,669. Both are amortized together with transaction cost using the effective interest rate method.

As of December 31, 2023, the amount related to two shareholder loans with nominal amounts of kUSD 12,875 and kUSD 15,000, maturity dates of February 29, 2024, June 30, 2024 and July 31, 2024 and fixed interest of 10% p.a. payable upon repayment of the shareholder loans. Together with the shareholder loans, 3,216,677 warrants with exercise prices of USD 3.00 and USD 6.20 were issued resulting in a disagio of the loans in an amount of kEUR 4,693 as of December 31, 2023. Transaction cost are being discounted from the loan as well. Both are amortized using the effective interest rate method.

In 2024, a portion of the two shareholder loans with nominal amount of kUSD 12,100 (kEUR 11,225) was paid back together with interest.

As collateral for the second shareholder loan 2023, ADSE US pledged all of its current assets, which among others include its inventories and cash and cash equivalents. As collateral for the shareholder loan plus, ADSE US and ADSE GM pledged all of their current assets, which among others include their inventories and cash and cash equivalents to the lenders of the respective tranches.

Disclosure on individual items of the consolidated financial statements

4.2.14	Financial instruments

The following table provides the carrying amounts and fair values of all financial assets and financial liabilities, including their levels in the fair value hierarchy.

The fair value disclosure of lease liabilities is not required.

kEUR	Classification	Fair value hierarchy	Carrying amount Dec. 31, 2024	Fair value Dec. 31, 2024	Carrying amount Dec. 31, 2023	Fair value Dec. 31, 2023
Financial assets
Cash and cash equivalents	At amortized cost	3	22,858	22,858	29,162	29,162
Trade receivables (current)	At amortized cost	3	9,900	9,900	15,285	15,285
Other investments (non-current)	At amortized cost	3	5	5	5	5
Other financial receivables (current)	At amortized cost	3	3,358	3,358	2,439	2,439
Other financial receivables (non-current)	At amortized cost	3	6	6	4	4
Total			36,126	36,126	46,894	46,894

kEUR	Classification	Fair value hierarchy	Carrying amount Dec. 31, 2024	Fair value Dec. 31, 2024	Carrying amount Dec. 31, 2023	Fair value Dec. 31, 2023
Financial liabilities
Warrant liabilities - private	FVTPL	2	39,997	39,997	3,280	3,280
Warrant liabilities - public	FVTPL	1	734	734	5,243	5,243
Warrant liabilities - Shareholder loan	FVTPL	2	78,849	78,849	11,114	11,114
Warrant liabilities - Capital increase	FVTPL	2	-	-	1,989	1,989
Loans and borrowings (current)	At amortized cost	3	13,333	13,333	13,908	13,908
Trade payables (current)	At amortized cost	3	29,299	29,299	12,880	12,880
Trade payables due to related parties (current)	At amortized cost	3	2,601	2,601	2,300	2,300
Lease liabilities (non-current)	At amortized cost	3	2,336	-	2,580	-
Lease liabilities (current)	At amortized cost	3	1,144	-	853	-
Other payables financial (current)	At amortized cost	3	215	215	198	198
Total			168,510	165,030	54,347	50,913

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

4.2.15	Contingent liabilities and contingent assets

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

Restricted stock units program

In 2021, an Incentive Plan was implemented which allows ADSE to grant restricted stock units (RSUs) for ADSE employees (including executive officers), independent contractors and members of the board of directors of ADSE Holdco. The participants shall receive a number of shares of common stock that correspond to the number of RSUs that have become vested on the applicable vesting date.

The RSUs granted for the initial SPAC (Special Purpose Acquisition Company) grant promised have a vesting period of four years while the RSUs granted under the director’s compensation have a vesting period of one year. RSUs granted to ADSE employees have a vesting period of four years. In case of a bad leaver all claims to the RSUs become void.

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

The RSUs were measured at the share price at grant date.

Disclosure on individual items of the consolidated financial statements

The following table shows the number and weighted average fair values (WAFV) of and movements in RSUs during the year:

	2024		2023
Program RSU	Number of RSUs	WAFV	Number of RSUs	WAFV
Awards outstanding January 1	288,189	7.35	195,977	7.90
Awards granted in the reporting period	341,163	10.62	268,000	6.05
Awards forfeited in the reporting period	-43,522	9.74	-81,335	7.90
Awards vested in the reporting period	-229,225	8.19	-94,453	7.99
Awards expired in the reporting period	-	-	-	-
Awards outstanding December 31	356,605	8.67	288,189	7.35

The weighted average remaining contractual lifetime of the RSUs as at December 31, 2024 is 2.23 years (December 31, 2023: 2.88 years).

When determining the expense recognition as of December 31, 2024, an average expected fluctuation of 0% - 10% p.a. (2023: 0% - 5% p.a.) was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of December 31, 2024, ADSE has recognized a gross increase in equity in the balance sheet of kEUR 2,314 (December 31, 2023: kEUR 729, December 31, 2022: kEUR 1,370) for share-based payments from RSUs. In the financial year 2024, 21,005 (2023: 30,125) of the vested RSUs were withheld by ADSE to cover payroll taxes, causing a decrease in equity of kEUR 221 (2023: kEUR 110). As of the reporting date, this results in a net increase in equity in the balance sheet of kEUR 2,094 (December 31, 2023: kEUR 619). The expense recognized for RSUs for the year ended December 31, 2024, amounts to kEUR 2,314 (2023: kEUR 729, 2022: kEUR 1,370).

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

Disclosure on individual items of the consolidated financial statements

The following table shows the number and weighted average exercise prices (WAEP) of, and movements in stock options during the year:

	2024		2023
Program NQSO	Number of NQSO	WAEP	Number of NQSO	WAEP
Awards outstanding January 1	1,877,700	6.82	1,321,583	8.04
Awards granted in the reporting period	424,298	10.44	1,027,583	5.97
Awards forfeited in the reporting period	-251,279	5.81	-471,466	8.04
Awards exercised in the reporting period	-138,695	6.16	-	-
Awards expired in the reporting period	-	-	-	-
Awards outstanding December 31	1,912,024	7.68	1,877,700	6.82
Awards exercisable December 31	463,963	7.51	246,083	8.05

The weighted average remaining contractual life of the NQSOs outstanding as at December 31, 2024 is 8.30 years (December 31, 2023: 8.97 years). The range of exercise prices for those options is USD 3.21 to USD 10.44 (2023: USD 3.21 to USD 8.62).

The weighted average fair value of NQSO granted during the year was 4.24 (2023: 2.71).

The weighted average share price at the date of exercise for options exercised in 2024 was USD 11.21. No options were exercised in 2023.

The fair value at grant date is independently determined using a black-scholes model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the option. The following tables show the valuation input parameters as of the different grant dates.

Measurement of fair values as of March 31, 2022:

Measurement of fair values	4 years	3 years	2 years	1 year
Fair value at grant date in USD	5.02	4.52	3.87	2.26
Share price at grant date in USD	8.62	8.62	8.62	8.62
Exercise price in USD	8.62	8.62	8.62	8.62
Expected volatility in %	78.46%	80.26%	82.57%	65.97%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00

Disclosure on individual items of the consolidated financial statements

Measurement of fair values as of July 18, 2022:

Measurement of fair values	3.7 years	2.7 years	1.7 years	0.7 years
Fair value at grant date in USD	3.91	3.44	2.67	1.63
Share price at grant date in USD	6.72	6.72	6.72	6.72
Exercise price in USD	6.72	6.72	6.72	6.72
Expected volatility in %	79.73%	80.53%	76.83%	71.97%
Expected life in years	3.70	2.70	1.70	0.70
Expected dividends in %	0.00	0.00	0.00	0.00

Measurement of fair values as of November 29, 2022:

Measurement of fair values	3.34 years	2.34 years	1.34 years	0.33 years
Fair value at grant date in USD	2.99	2.60	1.73	0.80
Share price at grant date in USD	5.25	5.25	5.25	5.25
Exercise price in USD	5.25	5.25	5.25	5.25
Expected volatility in %	80.80%	82.10%	69.24%	64.72%
Expected life in years	3.34	2.34	1.34	0.33
Expected dividends in %	0.00	0.00	0.00	0.00

For the following grant date, vesting had already started with the start of employment of several employees in 2022. However, the formal grant date is January 24, 2023. Measurement of fair values as of January 24, 2023:

Measurement of fair values	3.18 years	2.18 years	1.18 years	0.18 years
Fair value at grant date in USD	1.84	1.48	1.00	0.35
Share price at grant date in USD	3.21	3.21	3.21	3.21
Exercise price in USD	3.21	3.21	3.21	3.21
Expected volatility in %	83.34%	77.63%	68.58%	62.02%
Expected life in years	3.18	2.18	1.18	0.18
Expected dividends in %	0.00	0.00	0.00	0.00

Measurement of fair values as of July 05, 2023:

Measurement of fair values	4 years	3 years	2 years	1 years
Fair value at grant date in USD	3.74	3.29	2.28	1.59
Share price at grant date in USD	6.00	6.00	6.00	6.00
Exercise price in USD	6.00	6.00	6.00	6.00
Expected volatility in %	82.81%	81.30%	64.25%	62.66%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00

Disclosure on individual items of the consolidated financial statements

Measurement of fair values as of April 15, 2024:

Measurement of fair values	4 years	3 years	2 years	1 years
Fair value at grant date in USD	5.19	4.60	4.29	2.90
Share price at grant date in USD	10.44	10.44	10.44	10.44
Exercise price in USD	10.44	10.44	10.44	10.44
Expected volatility in %	59.66%	60.65%	70.53%	66.12%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00
Risk-free interest rate in %	4.34%	4.41%	4.62%	5.01%

The expected price volatility is based on the historic volatility of peer group entities based on the remaining life of the options.

The individual programs with different terms and conditions were valued using parameters for historical volatility and risk-free interest rate with corresponding terms. The program granted to the consultant also has an exercise price of USD 10.

When determining the expense recognition as of December 31, 2024, an average expected fluctuation of 0% - 10% p.a. (2023: 0% - 5% p.a.) was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of December 31, 2024, ADSE has recognized an increase in equity in the balance sheet of kEUR 1,775 (December 31, 2023: kEUR 832, December 31, 2022: kEUR 1,397) for the share-based payments from NQSOs. The expense recognized for NQSOs for the financial year 2024 amounts to kEUR 1,775 (December 31, 2023: kEUR 832).

4.4	Statement of cash flows

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

Disclosure on individual items of the consolidated financial statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

kEUR	Borrowings	Warrant liabilities	Leases	Total
Balance as of Jan. 01, 2024	13,908	21,626	3,434	38,968
Changes from financing cash flows
Proceeds from borrowings and shareholder contribution and loans	-	13,967	-	13,967
Proceeds from the exercise of warrants	-	9,260	-	9,260
Repayment of loans and borrowings	-11,225	-	-	-11,225
Repayment of lease liabilities	-	-	-996	-996
Interest paid	-1,018	-	-156	-1,174
Total changes from financing cash flows	-12,243	23,227	-1,152	9,832
Effect of changes in foreign exchange rates	845	6,660	8	7,513
Changes in fair value	-	65,895	-	65,895
Other changes *)	-96	2,173	-	2,077
Additions to lease liabilities	-	-	1,034	1,034
Interest accrued	10,919	-	156	11,075
Total liability-related other changes	10,919	-	1,190	12,109
Balance as of Dec. 31, 2024	13,333	119,581	3,480	136,394

*)	Other changes in Warrant liabilities include non-cash effective changes of kEUR -15,647 that are related to the exercise of warrants and increased equity and non-cash effective changes of kEUR 17,819 that are related to the shareholder loans and were recognized as day one losses.

Disclosure on individual items of the consolidated financial statements

kEUR	Borrowings	Warrant liabilities	Leases	Total
Balance as of Jan. 01, 2023	-	2,439	3,477	5,915
Changes from financing cash flows
Proceeds from borrowings and shareholder contribution and loans	12,033	-	-	12,033
Proceeds from the issue of warrants	-	8,592	-	8,592
Repayment of loans and borrowings	-703	-	-	-703
Repayment of lease liabilities	-	-	-912	-912
Interest paid	-106	-	-153	-259
Total changes from financing cash flows	11,224	8,592	-1,065	18,751
Effect of changes in foreign exchange rates	-83	-264	8	-339
Changes in fair value	-	10,859	-	10,859
Other changes	-	-	-	-
Additions to lease liabilities	-	-	871	871
Interest accrued	2,767	-	144	2,911
Total liability-related other changes	2,767	-	1,015	3,782
Balance as of Dec. 31, 2023	13,908	21,626	3,434	38,968

kEUR	Borrowings	Warrant liabilities	Leases	Total
Balance as of Jan. 01, 2022	7,522	12,767	2,066	22,355
Changes from financing cash flows
Repayment of loans and borrowings	-7,522	-	-	-7,522
Repayment of lease liabilities	-	-	-706	-706
Interest paid	-	-	-122	-122
Total changes from financing cash flows	-7,522	-	-828	-8,350
Changes in fair value	-	-10,329	-	-10,329
Other changes	-	-	-	-
Additions to lease liabilities	-	-	2,239	2,239
Total liability-related other changes	-	-	2,239	2,239
Balance as of Dec. 31, 2022	-	2,439	3,477	5,915

4.5	Capital and financial risk management

4.5.1	Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent which contain share premium from IPO and PIPE investment as well as shareholder loans. In 2023 and 2024, ADSE has concluded shareholder loans, that have been granted by several shareholders to ADSE US and in 2024 also to ADSE GM for the financing of working capital and general corporate purposes (refer to note 4.2.13).

Disclosure on individual items of the consolidated financial statements

The Group’s target is to maintain a capital structure that optimizes capital costs of equity and debt and to improve the capital base in order to maintain the confidence of investors, creditors and the markets and to ensure the sustainable development of the company.

ADSE’s policy is to maintain a stable liquidity position to enable ADSE growth of market presence and investments into new technologies. Currently ADSE generates negative cash flows both from operating and investing activities. Therefore, the management closely monitors ADSE’s liquidity reserves as well as the expected cash flows from its operating activities.

4.5.2	Financial risk management

ADSE has exposure to the following risks arising from financial instruments:

●	Credit risk,

●	Liquidity risk and

●	Market risk.

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

As of December 31, 2024, ADSE’s main financial liabilities include liabilities from warrants, trade payables, lease liabilities as well as shareholder loans. The primary purpose of these financial liabilities is to finance ADSE’s operations and provide guarantees to support its operations. ADSE is mainly exposed to liquidity risk as well as credit risk. The market risk, mainly including currency risk, interest rate risk, and equity risk is assessed as not negligible. However, ADSE does not have long term loans with variable interest rates. Furthermore, most of the business activities are concluded in the reporting currency Euro.

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

Disclosure on individual items of the consolidated financial statements

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

Impairment losses on financial assets recognized in profit or loss amounted to kEUR 58 in the financial year 2024 (2023: kEUR 104 (gains), 2022: kEUR 228 (losses)).

The following table shows the development of loss allowance.

kEUR	2024	2023
Allowance as of Jan. 01	134	393
Addition	197	134
Reversal	-134	-393
Allowance as of Dec. 31	197	134

In the following tables, the loss allowance as of December 31, 2024 and December 31, 2023 was determined as follows for trade receivables, contract assets and other investments.

kEUR	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	>90 days past due	Total
Dec. 31, 2024
Expected loss rate	1.41%	1.19%	0.00%	0.28%	12.14%	-
Gross carrying amount - trade receivables	5,590	3,716	53	142	595	10,096
Gross carrying amount - other investments	5	-	-	-	-	5
Gross carrying amount - contract assets	41	-	-	-	-	41
Loss allowance	-80	-44	0	0	-72	-197
Total	5,556	3,672	53	141	523	9,945

kEUR	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	>90 days past due	Total
Dec. 31, 2023
Expected loss rate	0.43%	0.99%	0.77%	0.12%	3.15%	-
Gross carrying amount - trade receivables	9,338	3,024	913	435	1,793	15,504
Gross carrying amount - other investments	5	-	-	-	-	5
Gross carrying amount - contract assets	-	-	-	-	-	-
Loss allowance	-40	-30	-7	-1	-56	-134
Total	9,302	2,995	906	435	1,737	15,375

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

The following table shows the remaining contractual maturities of ADSE’s financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments:

kEUR	Total	Less than 1 year	1-5 years	More than 5 years
Shareholder loans	25,052	25,052	-	-
Lease liabilities	3,722	1,270	2,452	-
Trade payables	29,299	29,299	-	-
Trade payables due to related parties	2,601	2,601	-	-
Other payables	2,317	2,109	-	209
Total	62,992	60,331	2,452	209

Shareholder loans include a disagio in the amount of kEUR 10,286 as of the reporting date (as of December 31, 2023: kEUR 4,693) (refer to note 4.2.13).

Disclosure on individual items of the consolidated financial statements

The following table shows the remaining contractual maturities of ADSE’s financial liabilities as of December 31, 2023. The amounts are gross and undiscounted and include contractual interest payments:

kEUR	Total	Less than 1 year	1-5 years	More than 5 years
Shareholder loans	19,317	19,317	-	-
Lease liabilities	3,718	983	2,735	-
Trade payables	12,880	12,880	-	-
Trade payables due to related parties	2,300	2,300	-	-
Other payables	3,553	3,384	-	169
Total	41,769	38,865	2,735	169

ADSE’s financial position with a cash level of kEUR 22,858 as of December 31, 2024 (December 31, 2023: kEUR 29,162) has declined slightly as compared to prior year. Unchanged to 2023, ADSE is exposed to liquidity risks resulting from the short remaining term of the shareholder loans, delayed customer payments and if ADSE cannot manage to generate cash from its current inventories or cannot obtain additional financing.

4.5.2.3	Market risk

Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect ADSE’s income or the value of its holdings of financial instruments. The financial instruments affected by market risk essentially comprise financial assets and financial liabilities.

Interest rate risk

Interest risk is the risk that changes of interest rates will affect interest expenses from loans or borrowings and interest income from cash and cash equivalents. As of December 31, 2024, loans and borrowings amounts to kEUR 13,333 (December 31, 2023: kEUR 13,908) and consist of interest-bearing shareholder loans. However, all shareholder loans are based on fixed interest rates. Thus, no interest rate risks exist. Based on balances in bank accounts amounting to kEUR 22,858 as of December 31, 2024 (kEUR 29,162 as of December 31, 2023) and low market interest rates for short-term deposits, negligible interest rate risk arises with respect to interest income.

Equity risk

Equity risk is the risk that changes in stock markets – e.g. a falling price of ordinary shares and/or public warrants of ADSE (“ADSE’s trading price”), receiving no dividends, receiving lower dividends than expected, or fluctuations in the equity markets – will affect the value of ADSE’s common shares and outstanding warrants. The volatility of ADSE’s trading price could potentially have significant impact on the valuation of warrant liabilities in the future and valuation of future share-based payments. As of December 31, 2024 equity risks arise with respect to warrant liabilities amounting to kEUR 119,581 (December 31, 2023: kEUR 21,626). Due to the heavily increased value of warrant liabilities as compared to financial year 2023, management has performed a sensitivity analysis with the following result.

Disclosure on individual items of the consolidated financial statements

If the stock price of ADSE had been 7.5% higher or lower as of December 31, 2024, the consolidated profit / equity would change in the manner shown below:

	Variance	Effect on profit before tax / equity in KEUR	Variance	Effect on profit before tax / equity in KEUR
Warrants relating to shareholder loans	7.50%	-8,759	-7.50%	8,708
Private warrants	7.50%	-109	-7.50%	105

If the stock price of ADSE warrants had been 13.6% higher or lower as of December 31, 2024, the consolidated profit / equity would change in the manner shown below:

	Variance	Effect on profit before tax / equity in KEUR	Variance	Effect on profit before tax / equity in KEUR
Public warrants	13.60%	-5,440	-13.60%	5,440

Currency risk

Foreign exchange risk arises when individual Group entities enter into transactions denominated in a currency other than their functional currency.

ADSE is exposed to currency risks arising from bank balances in foreign currencies, transactions in foreign currencies including shareholder loans in currencies other than the lender’s functional currency, revenue generated or purchases for materials and services, and operating business activities in the US for ADSE US and Switzerland for ADSE CH. The main exposure of currency risks arise with respect to bank balances amounting to kEUR 2,663 (December 31, 2023: kEUR 9,806) which are denominated in USD and one tranche of the shareholder loans amounting to kEUR 1,067 (December 31, 2023: 0) issued to ADSE GM. The USD bank balances are considerd a natural hedge against currency risks from the payment obligation of the shareholder loans. Lesser currency risks arise from normal operations since 95% of revenues in 2024 (2023: 95%, 2022: 87%) are generated in EUR.

Sensitivity of the foreign currency risk

The sensitivity analysis approximately quantifies the risk that can occur within the framework of set assumptions if certain parameters are changed to a defined extent. Exchange rate risks exist for US dollars (USD) and Swiss franc (CHF).

The following disclosures describe the sensitivity of an increase or decrease in the USD and CHF against the EUR from ADSE’s perspective. Currency risks within the meaning of IFRS 7 arise from financial instruments that are denominated in a currency other than the functional currency and are of a monetary nature. Translation differences from the translation of financial statements of foreign Group companies into ADSE currency are not taken into account. The sensitivity analysis was prepared for the main financial instrument (cash and cash equivalents) outstanding as at the balance sheet date of ADSE.

If the EUR had appreciated or depreciated by 10.0% against the USD as at December 31, 2024 and 2023 respectively, the consolidated profit would change in the manner shown below:

kEUR	Variance	Dec. 31, 2024	OCI	Variance	Dec. 31, 2023
EUR/USD	+/-10.0%	-339/+414	-	+/-10.0%	-891/+1,090

Segment reporting

If the EUR had appreciated or depreciated by 10.0% against the CHF as at December 31, 2024 and 2023 respectively, the consolidated profit would change in the manner shown below:

kEUR	Variance	Dec. 31, 2024	OCI	Variance	Dec. 31, 2023
EUR/CHF	+/-10.0%	-2/+2	-	+/-10.0%	-3/+3

Other market risks

ADSE is not significantly exposed to other market risks.

5.	Segment reporting

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

ADSE evaluates segmental performance based on segment revenue and segment earnings before interest, taxes, depreciation and amortization (EBITDA). Inter-segment sales are priced along the same lines as sales to external customers.

kEUR	2024
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	104,390	5,623	110,013	-	110,013
Inter-segment revenues	3,026	-	3,026	-3,026	-
Total revenue	107,416	5,623	113,039	-3,026	110,013

Earnings before interest taxation depreciation and amortization (EBITDA)	-183	-2,520	-2,703	793	-1,910
Depreciation and amortization	-6,555	-144	-6,699	-	-6,699
Operating result (EBIT)	-6,737	-2,664	-9,402	793	-8,609
Financial income	-294	318	24	-	24
Financial costs	-74,894	-13,989	-88,883	-	-88,883
Financial result	-75,188	-13,670	-88,858	-	-88,858
Profit before tax	-81,926	-16,334	-98,260	793	-97,467
Income tax expenses	-322	-3	-324	-167	-491
Profit for the year	-82,247	-16,337	-98,584	626	-97,958

Segment reporting

kEUR	2023
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	102,413	4,971	107,384	-	107,384
Inter-segment revenues	1,152	-	1,152	-1,152	-
Total revenue	103,565	4,971	108,536	-1,152	107,384

Earnings before interest, taxes, depreciation and amortization (EBITDA)	-33,560	-6,296	-39,856	182	-39,674
Depreciation and amortization	-4,773	-77	-4,850	-	-4,850
Operating result (EBIT)	-38,333	-6,373	-44,707	182	-44,525
Financial income	190	-	190	-	190
Financial expenses	-11,095	-2,791	-13,886	-	-13,886
Financial result	-10,906	-2,791	-13,697	-	-13,697
Profit before tax	-49,239	-9,164	-58,403	182	-58,221
Income tax expenses	3,141	-	3,141	-	3,141
Profit for the year	-46,099	-9,164	-55,263	182	-55,081

kEUR	2022
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	25,699	731	26,430	-	26,430
Inter-segment revenues	19,924	-	19,924	-19,924	-
Total revenue	45,623	731	46,354	-19,924	26,430

Earnings before interest, taxes, depreciation and amortization (EBITDA)	-20,711	-8,219	-28,931	-3,156	-32,086
Depreciation and amortization	-4,312	-25	-4,337	-	-4,337
Operating result (EBIT)	-25,023	-8,245	-33,268	-3,156	-36,423
Financial income	19,922	-	19,922	593	20,515
Financial expenses	-424	-3	-427	-	-427
Financial result	19,498	-3	19,495	593	20,089
Profit before tax	-5,525	-8,248	-13,772	-2,562	-16,335
Income tax expenses	-3,060	-	-3,060	488	2,572
Profit for the year	-8,584	-8,248	-16,832	-2,075	-18,906

Total non-current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Europe	78,109	50,206	40,811
North America	-6,328	54	126
Eliminations	-41,593	-15,360	-6,745
Total non-current assets	30,188	34,900	34,192

Related party transactions

Total current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Europe	108,877	80,218	108,050
North America	33,870	12,632	22,404
Eliminations	-27,705	-3,342	-25,204
Total current assets	115,042	89,509	105,250

Total liabilities of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Europe	182,960	77,047	57,698
North America	10,697	14,978	24,208
Eliminations	-5,618	-1,536	-23,211
Total liabilities	188,039	90,489	58,695

Total revenues of both reportable segments can be broken down as follows:

kEUR	2024	2023	2022
Europe	107,416	103,565	45,623
North America	5,623	4,971	731
Eliminations	-3,026	-1,152	-19,924
Total revenues	110,013	107,384	26,430

Revenues from two major customers of ADSE represented kEUR 43,684 and kEUR 17,028 respectively (2023: two customers, kEUR 15,046 and kEUR 39,066, 2022: two customers, kEUR 8,208 and kEUR 7,145) of ADSE’s total revenues.

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

Related party transactions

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

kEUR	2024
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders	11,066	-	-	-61	-10,919
Transactions with affiliated companies	76	-11,016	107	-4,507	-354
Transactions with associated companies	390	-111	-	-201	-
Total	11,531	-11,127	107	-4,769	-11,273

Transactions with shareholders in 2024 comprise agreements with ADSH, Robert Bosch GmbH, Bosch Thermotechnik GmbH, Lucerne Capital Master Fund, and other shareholders. Transactions with affiliates include transaction with subsidiaries of the shareholders. Transactions with associated companies include sales to AW Connectivity Platform GmbH , Polar EV Charge & Storage AB and enesto GmbH.

kEUR	2023
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders	2,651	-	-	-122	-2,784
Transactions with affiliated companies	2,644	-9,616	-	-4,688	-63
Transactions with associated companies	7,707	-94	-	-122	-
Total	13,003	-9,710	-	-4,932	-2,847

Transactions with shareholders in 2023 comprise agreements with ADSH, Robert Bosch GmbH, Bosch Thermotechnik GmbH, Lucerne Capital Master Fund, and other shareholders. Transactions with affiliates include transaction with subsidiaries of the shareholders. Transactions with associated companies include sales to AW Connectivity Platform GmbH and Polar EV Charge & Storage AB.

kEUR	2022
	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders	76	-151	15	-80	-2
Transactions with affiliated companies	262	-4,603	35	-6,027	-59
Transactions with associated companies	153	-85	-	-98	-
Total	491	-4,839	50	-6,205	-61

Transactions with shareholders in 2022 comprise agreements with ADSH, Robert Bosch GmbH and Bosch Thermotechnik GmbH. Transactions with affiliates include transaction with subsidiaries of the shareholders.

Related party transactions

Other expenses

Other expenses mainly include the administration fees of kEUR 3,466 (2023: 2,741, 2022: kEUR 3,412) paid to ads-tec Administration GmbH and development costs of kEUR 114 (2023: kEUR 246, 2022: kEUR 1,095) paid to ads-tec Industrial IT GmbH.

Interest expenses

Interest expenses include the interest expense of kEUR 10,919 from the shareholder loans granted in the financial year 2024 and 2023 (2023: interest expense of kEUR 2,784). This amount represents the effective interest on the shareholder loan considering warrants and transaction cost.

The table below provides an overview of significant account balances and transactions from such relationships.

Receivables and liabilities to shareholders and affiliated companies

Receivables from affiliated companies mainly include prepayments to ads-tec Industrial IT GmbH in the amount of kEUR 550 (December 31, 2023: kEUR 2,022).

Liabilities to shareholders mainly include shareholder loans granted in the financial year 2024 and 2023 in the amount of kEUR 13,333 (December 31, 2023: kEUR 13,908). Please refer to note 4.2.9 regarding warrants issued together with the shareholder loan and note 4.2.13

Liabilities to affiliated companies mainly comprise a liability to ads-tec Industrial IT GmbH in the amount of kEUR 1,700 (December 31, 2023: kEUR 1,428) and a liability to ads-tec Administration GmbH in the amount of kEUR 771 (December 31, 2023: kEUR 445).

kEUR	Dec. 31, 2024		Dec. 31, 2023
	Receivables	Payables	Receivables	Payables
Transactions with shareholders	777	13,333	96	13,993
Transactions with affiliated companies	712	1,863	2,039	1,974
Transactions with associated companies	347	123	762	45
Total	1,836	15,319	2,897	16,012

Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH, Bosch Thermotechnik GmbH, Lucerne Capital Master Fund, and other shareholders. Transactions with affiliates include transaction with subsidiaries of the shareholders. Transactions with associated companies include transactions with AW Connectivity Platform GmbH and Polar EV Charge & Storage AB.

Other financial disclosures

Key management personnel compensation

As of December 31, 2024, key management is represented by the following people:

Key management personnel	Role
Joseph Brancato	Director
Thomas Speidel	Chief Executive Officer and Director
Kurt Lauk, PhD	Director (Chairman)
Sonja Harms, PhD	Director
Andreas Fabritius, PhD (since February 2024)	Director
Alwin Epple (since April 2024)	Director
Stefan Berndt-von Bülow (since October 2024)	Chief Financial Officer
Wolfgang Breme (until October 2024)	Chief Financial Officer
Michael Rudloff	Chief Operating Officer
Sebastian Schypulla	Chief Purchase and Logistics Officer
Hakan Konyar	Chief Production Officer

Key management personnel compensation comprised the following:

kEUR	2024	2023	2022
Short-term employee benefits	1,800	2,001	2,532
Share-based payments	3,310	1,509	2,228
Total	5,110	3,510	4,760

Short term employee benefits include salary, company cars, training, and other benefits. Share-based payments include expenses for restricted stock units and non-qualified stock options (see note 4.3).

Share-based payments in 2024 include an amount of kEUR 487 for restricted stock units that were granted to the former directors Salina Love, K.R. Kent and Bazmi Husain for services they had rendered until their termination in September 2023 and that have vested in 2024.

7.	Other financial disclosures

As of December 31, 2024, other financial obligations exist from master purchase agreements for materials with a commitment of kEUR 3,070 (December 31, 2023: kEUR 42,064) of which kEUR 3,068 (December 31, 2023: kEUR 36,885) are short-term financial obligations. Furthermore, there are purchase agreements mainly for materials with a commitment of kEUR 6,896 (December 31, 2023: kEUR 43,030) of which kEUR 6,310 (December 31, 2023: kEUR 41,008) are short-term financial obligations.

As of December 31, 2024, there is a financial obligation of kEUR 4,147 (December 31, 2023: kEUR 4,109) per year from contracted long-term cost allocation agreements and rents with affiliated companies.

8.	Events after the reporting period

On March 27, 2025, ads-tec Energy Austria GmbH (“ADSE Austria”) was founded as a wholly owned subsidiary of ADSE GM. ADSE Austria is focused on the distribution of products and services in the areas of services in the fields of energy management, energy storage, e-mobility, and renewable energies.

Up to the date of this report, ADSE US repaid tranches of the 2023 shareholder loans and shareholder loan plus with a total nominal amount of kUSD 15,577 and accrued interest of kUSD 1,528. On April 30, 2025, certain of the loans with a total nominal amount of kUSD 30,000 were amended and restated to extend the maturity date from August 31, 2025 to Augst 31, 2026.

On May 1, 2025, ADSE Holdco, ADSE GM and ADSE US entered into a Securities Purchase Agreement with certain institutional investors, pursuant to which the Company agreed to issue (i) senior secured convertible notes in the aggregate original principal amount of kUSD 53,763 and (ii) warrants to purchase up to an aggregate of 1,116,072 ordinary shares, nominal value of USD 0.0001 per share. The 2025 Convert Notes, 2025 Convert Warrants and Ordinary Shares issuable upon conversion of the 2025 Convert Notes and the exercise of the 2025 Convert Warrants were issued pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-284850) and the related base prospectus included in the Registration Statement, as supplemented by a prospectus supplement filed on May 1, 2025.

Authorization of the financial statements

9.	Authorization of the financial statements

The board of directors of ADSE Holdco authorized the consolidated financial statements on May 9, 2025.

Nürtingen

May 9, 2025

/s/ Thomas Speidel	/s/ Stefan Berndt-von Bülow
Thomas Speidel	Stefan Berndt-von Bülow

Chief Executive Officer	Chief Financial Officer