Form 20-F
period 2025-12-31
Ads-Tec Energy Public Ltd Co
filed 2026-05-15
CIK 1879248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2025

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

Thomas Speidel, Chief Executive Officer

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel: +353 1 920 1000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.0001 nominal value per share	ADSE	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	ADSEW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

60,436,227 Ordinary Shares, nominal value $0.0001 per share as of December 31, 2025

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

Yes ☐ No ☒

i

FREQUENTLY USED TERMS

Unless otherwise stated in this Annual Report on Form 20-F (this “Annual Report”) or the context otherwise requires, references to:

“ADSE” means collectively ads-tec Energy PLC, ads-tec Energy GmbH, and all subsidiaries of ads-tec Energy GmbH.

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

“August 2024 Warrants” means the redeemable warrants representing the right to purchase 4,800,002 Ordinary Shares, at an exercise price of $6.20 per Ordinary Share, issued on August 26, 2024.

“Business Combination Transactions” means the transactions contemplated by the Business Combination Agreement, dated as of August 10, 2021, by and among European Sustainable Growth Acquisition Corp., ADSE Holdco, EUSG II Corporation, Bosch Thermotechnik GmbH, ADSH and ADSE GM.

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

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Incentive Plan” means ADS-TEC Energy PLC’s 2021 Omnibus Incentive Plan.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“May 2023 Warrants” means the redeemable warrants to purchase 1,716,667 Ordinary Shares, at an exercise price of $3.00 per Ordinary Share, issued on May 5, 2023.

“Listed Warrants” means warrants to purchase one Ordinary Share at a price of $11.50 per share listed on Nasdaq under the symbol “ADSEW”.

“Ordinary Shares” means the ordinary shares, with $0.0001 par value per share, of ADSE Holdco.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Warrants” means the Ordinary Shares purchase warrants issued by the Company in connection with financing transactions or other contractual arrangements, other than the Listed Warrants.

“$”, “US$” and “U.S. dollar” means the United States dollar.

“€”, “EUR” and “Euro” means the Euro.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise indicated, all references to (i) the “Company,” “we,” “our,” or “us” refer solely to ADS-TEC Energy PLC, (ii) “ADSE” refers to ADS-TEC Energy PLC, ads-tec Energy GmbH and all of its subsidiaries, collectively, and (iii) “ADSE GM” refer solely to ads-tec Energy GmbH, a German limited liability company. ADS-TEC Energy PLC is an Irish public limited company duly incorporated under the laws of Ireland on July 26, 2021.

Financial Information

This Annual Report contains our audited consolidated financial statements as of and for the periods ended December 31, 2025, 2024 and 2023 (our “audited consolidated financial statements”). The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in euros (“EUR” or “€”) and in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”).

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

v

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

Risks related to the Company’s Business Model and Strategy

●	The Company is an emerging growth company with a history of losses, and currently generates negative cash flow from its operations, creating uncertainty regarding its ability to continue as a going concern

●	If the Company is unable to grow sales and develop additional sources of revenue, its business will fail

●	The Company may be unable to sell its existing inventory of charging systems at anticipated prices or within expected timeframes

●	The Company’s ability to generate recurring revenues from service contracts and software offerings is uncertain and depends on customer adoption, retention and service performance

●	The Company’s expansion into an Own & Operate model exposes it to increased capital requirements, utilization risk and operational complexity

●	The successful development of the large-scale battery project is important for the future revenues of the Company, but the large-scale battery project may fail to reach ready-to-build (RTB) status

●	The Company may be unable to successfully sell a stake in the large-scale battery project or secure long-term financing

●	The Company may be unable to successfully execute and operate large-scale BESS projects, which may be subject to delays, cost overruns and performance risks

●	Failure to expand the Company’s geographic footprint and build scalable processes could harm its prospects for growth and profitability

●	The Company may need additional capital in the future to pursue its business objectives, which may not be available on favorable terms or at all

Risks related to the Markets in which the Company Operates

●	The EV charging and battery energy storage markets are evolving and uncertain, and the Company’s expectations regarding market growth and demand may prove to be inaccurate

●	The EV charging and battery energy storage markets are characterized by rapid technological and regulatory changes, requiring the Company to continue to develop new products and innovations and expand its intellectual property portfolio

●	The Company faces significant and increasing competition across all of its business lines and may not be able to compete effectively as it expands and transitions its business model

●	Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and demand for the Company’s products and services

●	The Company’s future growth and success is partly correlated with and dependent upon the continuing rapid adoption of EVs for passenger and fleet applications

●	Changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact demand for the Company’s products and services

●	The Company may face significant costs relating to environmental regulations for the storage and shipment of energy storage systems

●	The Company faces risks related to natural disasters and health pandemics

●	The Company may be adversely affected by inflation, fluctuations in energy and commodity prices and geopolitical development

Risks related to the Company’s Operations

●	The Company has a concentration of sales with several key customers

●	The Company’s ability to expand and manage its sales and marketing operations may not result in increased revenues or profitability

●	The Company relies on a limited number of suppliers and manufacturers for its products

●	Increases in the cost or reduced availability of materials could adversely affect the Company’s margins and operations

●	The Company’s reliance on third parties for the installation and deployment of its products exposes it to delays, cost overruns and execution risks

●	The Company’s expansion into multiple business lines may increase operational complexity and strain its infrastructure and processes

●	If the Company is unable to attract, retain and motivate key employees and hire qualified personnel, its ability to compete and grow its business would be harmed

●	Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business

Risks related to the Company’s Technology, Intellectual Property and Infrastructure

●	The Company may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive

●	The Company’s business may be adversely affected if it is unable to protect its patents and other registered intellectual property rights from unauthorized use by third parties

●	In addition to patented technology, the Company relies on unpatented proprietary technology, trade secrets, designs, experiences, workflows, data, processes, software and know-how, which may not be adequately protected

●	The Company may be required to obtain licenses to third-party intellectual property, including standard essential patents, which could increase costs and affect competitiveness

●	The Company’s products may contain defects or errors, which could result in liability, reputational harm and other adverse effects

Risks related to the Regulatory Environment in which the Company Operates

●	Existing and future environmental health and safety laws and regulations could result in increased compliance costs and operational restrictions

●	The Company is subject to evolving cybersecurity, data protection and ESG-related regulatory requirements, which may increase compliance costs and risks

●	The Company’s business may be adversely affected by the reduction, modification or elimination of government incentives

●	We incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect our operating results in the future

Risks related to Financial, Tax and Accounting

●	The Company’s financial condition and results of operations may fluctuate from period to period, which could cause results to fall below expectations and adversely affect the price of shares

●	The Warrants are accounted for as liabilities and the changes in fair value of the Warrants could have a material effect on our financial results

●	The ability of the Company to utilize net operating loss and tax credit carryforwards may be limited, which could adversely affect its future tax position

●	The Company has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future, which could impair its ability to produce reliable financial statements

●	Future changes in U.S. and foreign tax laws could adversely affect the Company

Risks related to Ownership of Our Ordinary Shares and Warrants and Our Capital Structure

●	The trading price of the Ordinary Shares or Listed Warrants may be volatile, which could result in substantial losses for investors

●	An active trading market of the Ordinary Shares and Listed Warrants may not be sustained

●	If the Ordinary Shares or Listed Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Ordinary Shares and/or Listed Warrants may be disrupted

●	A limited free float and potential sales of shares by significant shareholders may reduce liquidity in the Ordinary Shares and adversely affect their market price

●	The Company has issued, and may continue to issue, additional Ordinary Shares, warrants or other equity securities without shareholder approval, which has resulted, and may continue to result, in dilution to existing shareholders and may depress the market price of the Ordinary Shares

●	The Company may redeem your Listed Warrants prior to their exercise at a time that is disadvantageous to you, thereby making such warrants worthless

●	As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of the shareholders of the Company, which may limit our flexibility to manage our capital structure

●	Certain shareholders that own a significant percentage of the Company may have interests that conflict with the Company’s or yours in the future

●	The Irish Takeover Rules may affect takeover transactions involving the Company and limit the ability of potential acquirers to obtain control

●	Provisions in the Company’s M&A and under Irish law may delay or prevent a change of control and limit shareholders’ ability to influence corporate matters

●	As a foreign private issuer, the Company is exempt from certain U.S. reporting and governance requirements, which may result in less information and fewer protections for investors

●	The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses

Risks related to Enforcement of Rights and our Status as a Non-U.S. Company

●	The Company’s M&A contains exclusive forum provisions for certain claims, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or employees

●	The jurisdiction and choice of law clauses set forth in the Company’s Warrants, together with its status as an Irish company, may limit a warrant holder’s ability to effectively pursue its legal rights

●	Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are formed under Irish law

●	Irish, German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws

●	The Company may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders

●	In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax (“DWT”)

●	Ordinary Shares or Listed Warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax

●	A transfer of Ordinary Shares or Listed Warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty

Risks related to the Company’s Business Model and Strategy

The Company is an emerging growth company with a history of losses, and currently generates negative cash flow from its operations, creating uncertainty regarding its ability to continue as a going concern.

Since its inception, the Company’s financial performance has been volatile and has deteriorated significantly in 2025 following a period of rapid growth in prior periods. For the financial year 2025, the Company generated significantly lower revenues and incurred recurring losses, including net losses of approximately EUR 55 million (2024: approximately EUR 98 million). As of December 31, 2025, the Company also had a significant accumulated deficit.

As an emerging growth company operating in a capital-intensive and rapidly evolving industry, the Company has been facing significant financial and operational challenges in scaling its operations and achieving profitability. In this context, the Company is expected to continue to incur significant operating expenses as it invests in the development and commercialization of its products and services, expands its geographic footprint and builds its organizational infrastructure.

While the Company is working towards profitability and believes its current strategy will support profitable growth, there can be no assurance that the Company will be able to generate sufficient revenues to offset these costs and achieve positive EBITDA or profitability within any particular timeframe, or at all. The Company’s ability to achieve and maintain profitability will depend on a number of factors, including its ability to grow revenues, manage costs, successfully execute its strategy, secure sufficient financing and respond to competitive and macroeconomic developments, some of which are beyond its control. There can be no assurance that the Company will be able to stabilize or grow revenues in the near term or that its strategy will result in improved financial performance.

In addition, consistent with the above, the Company has generated negative cash flows from operations and has historically relied on equity capital raises and loans from shareholders to fund its operations. The Company’s ability to continue as a going concern is dependent on its ability to improve its operating performance, generate sufficient cash flow and, if necessary, obtain additional financing to achieve its strategic plans. The consolidated financial statements for the financial year ended December 31, 2025 do not include any adjustments that might result from the outcome of this uncertainty and have been prepared on a basis that assumes the Company will continue as a going concern. Even if it achieves profitability, there can be no assurance that it will be able to maintain profitability in the future.

If the Company is unable to grow sales and develop additional sources of revenue, its business will fail.

The Company’s revenues declined significantly in 2025, primarily due to a decrease in sales of its battery-buffered charging systems and battery storage solutions and to the Company’s ongoing strategic transition toward new business lines (with revenues decreasing from approximately EUR 110 million in 2024 to approximately EUR 32 million in 2025). The Company’s future viability depends on its ability to reverse this trend by increasing sales of its battery-buffered charging systems and battery storage solutions, as well as on its ability to successfully develop, grow and generate revenues from additional business lines, including service and maintenance offerings and software-enabled energy management solutions, Own & Operate (“O&O”) activities and large-scale battery energy storage system (“BESS”) projects.

The Company has initiated various measures to address the decline in hardware sales, including efforts to expand its customer base, adjust its commercial strategy and further develop its product offering. There can be no assurance that such measures will be successful or sufficient to reverse the decline in revenues. There can be no assurance that the Company will be able to recover demand for its core products or convert its sales pipeline into contracts executed within the expected timeframe, or at all.

In addition, the Company is currently undergoing a transition in its business model, and its ability to generate and grow revenues increasingly depends on its ability to develop and scale these additional business lines, including service and maintenance offerings and software-enabled energy management solutions, O&O activities and large-scale BESS projects, each of which is subject to different risks and levels of maturity. This transition and the expansion of the Company’s activities across these business lines place, and are likely to continue to place, a significant strain on its management, engineering, operational and financial resources, which may affect its ability to effectively develop, implement and monetize these offerings. Large-scale BESS projects are complex, capital-intensive and subject to development, permitting, financing and execution risks, while other business lines may involve longer sales cycles and implementation timelines, uncertain utilization rates and significant upfront investment requirements.

There can be no assurance that these additional business lines will develop as expected, generate revenues within the anticipated timeframe, or at all, or that they will offset any continued weakness in hardware sales. If the Company is unable to increase sales of its core products and/or successfully develop and monetize these business lines, it may not be able to achieve or sustain profitability.

Any failure to generate revenues or achieve profitability could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company may be unable to sell its existing inventory of charging systems at anticipated prices or within expected timeframes.

The Company’s inventory levels have increased in recent periods, primarily because of lower sales volumes across its charging and battery storage product lines, reflecting lower-than-expected sales volumes and the build-up of unsold charging systems and related products. If market demand weakens, if competitors introduce superior or more competitively priced solutions, or if macroeconomic conditions deteriorate, the Company may be unable to sell its existing inventory at anticipated prices or within expected timeframes. Furthermore, the rapid pace of technological change in the electric vehicle (“EV”) charging market means that existing inventory could become obsolete or less commercially attractive before it is sold.

The Company’s ability to reduce selling prices in response to competitive pressures is constrained by the need to maintain adequate margins. Conversely, any inability to sell inventory at or above its carrying value may require the Company to recognize material write-downs or impairment charges. Such charges would directly reduce the Company’s reported assets and equity and could materially and adversely affect the Company’s financial condition and results of operations.

The Company’s ability to generate recurring revenues from service contracts and software offerings is uncertain and depends on customer adoption, retention and service performance.

In addition to hardware sales, the Company increasingly relies on recurring revenue streams, including maintenance and service contracts and software-enabled energy management solutions. The Company’s ability to grow and sustain such revenues depends on several factors, including customer adoption and renewal of service agreements, continued use of its software platforms, and the performance and availability of its systems.

Customers may elect not to renew service contracts, reduce the scope of services purchased or seek alternative providers, particularly in a competitive and evolving market. In addition, any failure of the Company to provide reliable, high-quality maintenance, support or software services, including delays in responding to service requests, system outages or performance issues, could result in customer dissatisfaction, reputational harm and loss of recurring revenues.

If the Company is unable to successfully expand and maintain its recurring revenue streams, its revenues may be more volatile and its business, financial condition and cash flows could be materially and adversely affected.

The Company’s expansion into an Own & Operate model exposes it to increased capital requirements, utilization risk and operational complexity.

The Company is expanding into an O&O business model under which it acts as an integrated charge point operator, deploying and retaining ownership of ChargePost ultra-fast charging infrastructure at third-party locations such as retail sites and petrol stations. This transition represents a shift from the Company’s historical revenue model based primarily on hardware sales, and there can be no assurance that the O&O model will generate revenues at levels sufficient to offset declines in product sales or within the expected timeframe. Unlike the Company’s traditional hardware sales model, the O&O model requires the Company to fund the full upfront capital cost of each deployment, with revenues recovered over time through charging fees, energy management services and digital advertising. The rollout requires large investments, and the Company’s ability to fund this expansion will depend on continued access to sufficient capital on acceptable terms.

Furthermore, the O&O model exposes the Company to utilization risk, the risk that deployed charging stations generate lower-than-expected revenues due to insufficient demand at specific locations, competition from nearby charging infrastructure, or underperformance of ancillary revenue streams such as advertising. Any failure to secure enough commercially attractive locations on acceptable terms could further impair the Company’s ability to execute its rollout plan.

If revenues generated under the O&O model fall short of expectations, the Company may be unable to recover its capital investment in deployed assets within anticipated timeframes, which would place material strain on the Company’s liquidity and cash flow. This could materially and adversely affect the Company’s financial condition and results of operations.

The successful development of the large-scale battery project is important for the future revenues of the Company, but the large-scale battery project may fail to reach ready-to-build (RTB) status.

The Company is currently developing a large-scale battery energy storage project in Baden-Württemberg, Germany, with operational go-live planned for the second half of 2029. The large-scale battery project is a key component of the Company’s strategy and is expected to make a significant contribution to the Company’s future revenues and financial performance through participation in electricity markets (such as energy trading and price arbitrage), the provision of grid and ancillary services and potential contracted revenues, including tolling or capacity arrangements. The large-scale battery project is currently in the development phase and has not yet reached ready-to-build (“RTB”) status. The Company’s ability to proceed with the construction and commercialization of the project depends on achieving RTB status.

Achieving RTB status depends on the successful completion of several interrelated development, permitting, technical and contractual steps. There can be no assurance that these steps will be completed within the expected timeframe, on acceptable terms or at all. In particular:

Site selection and land rights. Achieving RTB status depends on the continued availability and control of the project site in Baden-Württemberg. While the site has been identified and land rights have been secured through long-term leasing or acquisition agreements (including exclusivity arrangements), there can be no assurance that such arrangements will remain valid, enforceable or free from dispute. Such agreements may be subject to termination, cancellation rights, cost adjustments or other contractual limitations, and may also depend on continued alignment with landowners, the transmission system operator and other stakeholders. Any loss of land rights, challenge to exclusivity or deterioration in stakeholder alignment could delay or adversely affect the Company’s ability to proceed with the project.

Construction permitting. Achieving RTB status depends on the successful completion of the construction permitting process, including local authority approvals, compliance with environmental and regulatory requirements, the finalization of public consultation procedures and the granting of the final construction permit by the competent authorities. There can be no assurance that such approvals will be obtained or maintained, or that the public consultation process will be successfully completed or will not give rise to objections, additional regulatory requirements or delays affecting the project timeline, or that environmental and regulatory requirements will not give rise to additional mitigation measures or required changes to the project design. In addition, the final permitting process is subject to regulatory review and discretion, and there can be no assurance that the required permit will be granted within the expected timeframe, on acceptable terms or at all. Any such outcome could result in increased costs, additional requirements or conditions, or a refusal or conditional approval, and could delay or prevent the project from achieving RTB status.

Grid connection. Achieving RTB status depends on the establishment of a fully agreed and effective grid connection with TransnetBW. The grid connection process is subject to ongoing negotiations and technical and regulatory considerations, and there can be no assurance that a final grid connection agreement will be entered into within the expected timeframe or on acceptable terms, including in respect of the construction cost subsidy, payment terms and technical conditions. The process could result in delays, adjustments to cost or connection parameters, or the imposition of restrictions. Any such developments could adversely affect the timing, cost or overall feasibility of the project and delay or prevent the project from reaching RTB status.

In addition, the Company’s ability to identify and engage suitable supply chain and contracting partners, including battery suppliers, transformer suppliers and providers of inverters and other electrical components, as well as construction and engineering counterparties, is important to minimize delays following permitting, and is therefore a key factor in ensuring readiness for project execution. While the Company has identified and engaged with several such partners, there can be no assurance that additional or replacement partners will not need to be identified because of changes in project scope, technical requirements or market conditions. Any failure to identify appropriate partners in a timely manner could adversely affect the project timeline.

If the large-scale battery project fails to reach RTB status, or is materially delayed in doing so, the Company may not be able to proceed with the construction and commercialization of the project and may not be able to recover development costs already incurred. This could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company may be unable to successfully sell a stake in the large-scale battery project or secure long-term financing.

The development and construction of the large-scale battery project will require significant capital expenditure, and the Company’s existing resources are expected to cover only a portion of the total capital expenditure required. The completion of the project is therefore dependent on the Company securing additional funding, including through a sale of stakes and/or refinancing.

The Company intends, following achievement of RTB status, to implement a funding strategy that may include the sale of a stake in the project to a third-party equity partner and the arrangement of long-term financing. The Company’s ability to identify a suitable equity partner and agree on acceptable commercial terms will depend on market conditions and the perceived risk and return profile of the project. There can be no assurance that such a transaction will be successfully completed on favorable terms, within the expected timeframe, or at all.

In addition, the availability and cost of long-term financing will depend on factors such as prevailing interest rates, lender appetite, credit market conditions and the overall bankability of the project. Even if financing is available, it may be on terms that are less favorable than anticipated, including higher costs, more restrictive covenants or shorter maturities.

Any failure to successfully implement its funding strategy, including completing such stake sale and/or securing long-term financing, or any delay in doing so, could result in irrecoverable costs already incurred, the loss of anticipated future revenues, or result in the Company being unable to complete the large-scale battery project. Any such outcome could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company may be unable to successfully execute and operate large-scale BESS projects, which may be subject to delays, cost overruns and performance risks.

The Company’s strategy includes the development of large-scale BESS projects such as the large-scale battery project, which are expected to make a significant contribution to the Company’s future revenues and financial performance. The successful and timely completion of such projects is therefore a key driver of the Company’s ability to achieve its financial targets.

BESS projects of the scale contemplated by the Company are inherently complex and capital-intensive and are subject to a range of risks relating to construction, execution and operation. Such risks include adverse site conditions, technical challenges, equipment failures, and the Company’s dependence on key supply chain and contracting arrangements, including binding agreements with battery suppliers, transformer suppliers and providers of inverters and other electrical components, as well as construction and engineering arrangements. There can be no assurance that such agreements will be entered into on acceptable terms, within the required timeframe or at all, including where such arrangements are dependent on permitting outcomes or final technical decisions. The process may be affected by supplier availability, pricing, delivery timelines or other supply chain constraints. Delays or disruptions in the performance of contractors and suppliers or in the delivery of critical components, as well as force majeure events, may adversely affect the project timeline and execution, lead to cost overruns beyond budgeted amounts and place material strain on the Company’s liquidity and financial position. In addition, limitations in grid capacity, curtailment or restrictions on the project’s ability to deliver electricity to the grid may further adversely affect the timing, cost and overall performance of such projects.

The successful execution of such projects also depends on the Company’s ability to effectively manage large-scale construction processes, coordinate multiple stakeholders and deliver projects on time and within budget. Any failure to do so could delay the realization of anticipated revenues and returns.

In addition, the Company’s BESS projects may involve long-term performance expectations and service obligations, and their financial returns depend on several assumptions regarding system performance, availability, maintenance costs, operating conditions over time and electricity price levels and volatility in energy and ancillary services markets. In particular, the projected returns, including the expected internal rate of return, are sensitive to key economic variables such as capital expenditure, operating costs, market price developments and the availability of additional revenue streams. These assumptions are inherently uncertain, and relatively small changes in any of these variables may have a material impact on the expected returns of such projects. If the Company’s systems fail to perform as expected, require more extensive or costly maintenance than anticipated, or if realized revenues differ materially from current assumptions, the Company may incur additional costs, face contractual liabilities or fail to achieve the anticipated returns on such projects. The Company may also be subject to performance guarantees or other contractual obligations in connection with such projects, and any failure to meet such obligations could result in penalties, remediation obligations or other liabilities.

To the extent that the Company’s future cash flow and revenues are dependent on the successful completion and operation of such projects, any such failure could also materially impair the Company’s business, financial condition and results of operations.

Failure to expand the Company’s geographic footprint and build scalable processes could harm its prospects for growth and profitability.

The Company’s ability to achieve significant revenue growth and profitability in the future will depend, in large part, on its success in expanding its product portfolio and business both within the Company’s existing markets and additional markets and geographies and building scalable and robust processes to manage its business and operations.

The Company’s primary operations are in Germany, and it maintains contractual relationships with parts and manufacturing suppliers in Asia, the United States, Europe and other locations. The Company continues to invest to increase its presence in the United States and may pursue further international expansion. If customers and business partners in existing or new markets do not perceive the Company’s products and services to be competitive or of sufficient value, or if the Company’s offerings are not favorably received in such markets, the Company may not be able to attract and retain customers and business partners or successfully expand its operations.

In addition, managing this expansion requires additional resources and subjects the Company to risks associated with international operations, including conformity with applicable business customs, lack of availability of government incentives and subsidies in certain markets, challenges in arranging customer financing, potential changes to the Company’s established business model, and differing driving habits and transportation modalities in other markets.

The Company must comply with multiple, potentially conflicting and changing governmental laws, regulations, certifications and permit processes, including environmental, banking, employment, tax, information security, privacy and data protection laws, as well as anti-bribery and anti-corruption laws, which increase operational complexity and costs, particularly as the Company expands into additional jurisdictions. The Company’s products must also comply with varying technical standards and certifications across jurisdictions, such as IEC standards, NEC Article 625 and ISO 15118, and failure to obtain or maintain required certifications in any given market could prevent the Company from selling its products there. Even where new certifications or standards are introduced, the Company may in certain cases elect not to implement such requirements where compliance would render a project uneconomical, for example, where a product has reached end-of-sales or a successor product is about to enter the market, which could limit the Company’s ability to sell affected products in certain markets. International operations involve difficulties in collecting payments in foreign currencies and associated foreign currency exposure, restrictions on repatriation of earnings, and compliance with potentially conflicting tax laws of multiple jurisdictions.

If the Company is unable to build scalable and robust processes to manage its existing business operations and prospective growth, it may fail to satisfy and retain existing customers and business partners and may not be able to attract new customers in new markets. In the context of the Company’s recent revenue decline and ongoing transition in its business model, there can be no assurance that the Company will be able to generate sufficient demand in existing or new markets to support its growth strategy. Any continued expansion is likely to involve significant upfront capital expenditure, and any failure to successfully manage international expansion could materially and adversely affect the Company’s business, financial condition and cash flows.

The Company may need additional capital in the future to pursue its business objectives, which may not be available on favorable terms or at all.

The Company may need to raise additional capital to fund its operations, execute its growth strategy and finance large-scale projects, including the development and completion of BESS projects and the rollout of its O&O charging infrastructure. The Company’s ability to obtain additional financing may be constrained by its existing financing arrangements, market conditions and its financial performance. As a result, the Company may have materially constrained flexibility to raise additional debt to fund its operations, execute its growth strategy or finance its projects, which could limit its ability to pursue its business objectives.

Any additional financing may not be available on favorable terms, or at all. The availability and cost of funding will depend on a number of factors, including prevailing interest rates, credit market conditions, investor appetite and the Company’s ability to demonstrate the viability and profitability of its business model and projects.

If adequate additional funds are not available, the Company may be required to delay, reduce the scope of, or eliminate material parts of its business strategy, including the development or completion of planned projects or the continued rollout of its charging infrastructure. Any permitted additional debt financing may be subject to restrictive terms, including significant interest payments and covenants that limit the Company’s operational and financial flexibility.

Failure to obtain adequate funding on acceptable terms could materially and adversely affect the Company’s business, financial condition and cash flow.

Risks related to the Markets in which the Company Operates

The EV charging and battery energy storage markets are evolving and uncertain, and the Company’s expectations regarding market growth and demand may prove to be inaccurate.

The Company’s business strategy, including its expansion into new business lines such as large-scale BESS projects, Own & Operate activities and software-enabled energy management solutions, is based in part on assumptions regarding the size, growth and development of the EV charging and battery energy storage markets.

These markets are still evolving and are characterized by limited historical data, rapidly changing technologies and uncertain long-term trends. As a result, it is difficult to predict future market development, customer demand, adoption rates and pricing dynamics with a high degree of certainty.

The Company’s expectations regarding market opportunity and growth, whether based on third-party sources or internal analyses, are subject to significant uncertainty and may prove to be inaccurate. If these assumptions are incorrect, or if market growth or adoption occurs more slowly than anticipated, the Company may not be able to generate the expected revenues, achieve its growth objectives or realize anticipated returns on its investments.

Even if the relevant markets develop as currently expected, the Company may not be able to capture the anticipated share of such markets or grow its business at the expected pace. Any such developments could materially and adversely affect the Company’s business, financial condition and results of operations.

The EV charging and battery energy storage markets are characterized by rapid technological and regulatory changes, requiring the Company to continue to develop new products and innovations and expand its intellectual property portfolio.

Continuing technological changes in battery, battery energy storage systems and other related technologies could adversely affect adoption of current EV charging and energy storage technology and/or the Company’s products and services. As EV and battery energy storage technologies develop, the Company may need to upgrade or adapt its platform technology and introduce new products and services to serve customers seeking the latest technology, which could involve substantial costs.

New products may not be released in a timely manner, or at all, and/or the products may not achieve market acceptance. Delays in delivering new products that meet customer requirements could damage the Company’s relationships with customers and lead them to seek alternative providers. In addition, there can be no assurance that the Company will be able to successfully commercialize its products or convert its sales pipeline into realized revenues, particularly considering the Company’s recent revenue decline and transition in its business model.

The development and introduction of new products and technologies may also require significant research and development expenditures and may adversely affect the Company’s margins, particularly in the early stages of product commercialization. In addition, changes in regulatory requirements may require the Company to develop or adopt new technologies or modify existing products, which could result in additional costs and resource requirements.

If the Company is unable to devote adequate resources to developing products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive, the Company’s products and services could lose market share, its revenue will decline, and the Company may experience higher operating losses. Such technological challenges and product development failures could materially and adversely affect the Company’s business, financial condition and cash flow.

The Company faces significant and increasing competition across all of its business lines and may not be able to compete effectively as it expands and transitions its business model.

The Company faces significant competition across its core business areas, including EV charging solutions, battery-based energy storage systems, software-enabled energy management solutions, and related services. These markets are characterized by rapid technological change and evolving industry standards. The Company competes with a broad range of market participants, including specialized platform providers, equipment manufacturers, utilities and energy companies, as well as new entrants. Many of these competitors have established customer relationships, greater financial, technical and marketing resources and better access to capital. In addition, competitors may be acquired by, or enter into strategic partnerships with, larger or better-capitalized companies, enabling them to respond more quickly and effectively than the Company to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition.

Competition in the Company’s markets is expected to intensify as these markets continue to develop and attract new entrants. In certain areas, including EV charging and battery storage, markets remain relatively fragmented and are characterized by rapid technological change and evolving standards. For example, in the EV charging market, the continued expansion of proprietary charging networks, such as Tesla’s Supercharger network, including its potential availability to third-party vehicles, as well as the increasing availability of home and on-premise charging solutions, may reduce demand for the Company’s offerings. In addition, evolving industry standards, including the increasing adoption of the North American Charging Standard (NACS), may require the Company to adapt or upgrade its products and infrastructure, and failure to do so in a timely or cost-effective manner could reduce the competitiveness or market acceptance of its solutions.

In the battery-based energy storage and broader energy management markets, the Company competes with a range of providers across commercial and industrial applications and may also be affected by alternative technologies or solutions, such as hydrogen-based energy storage systems, centralized energy supply solutions or grid infrastructure expansion, which could reduce demand for decentralized energy systems. The Company’s ability to compete in these markets will depend, among other things, on the performance, reliability and cost-effectiveness of its solutions, as well as its ability to meet customer expectations regarding long-term serviceability and operational efficiency.

As the Company expands into additional business lines, it may face competition from new types of competitors and may not be able to achieve the anticipated scale, market acceptance or revenue contribution from these activities. Even if the Company’s products and services are technologically competitive or of higher quality, customers may choose competing solutions due to factors such as pricing, brand recognition, established relationships or perceived reliability.

If the Company fails to adapt to changing market conditions, technological developments or customer preferences, or is unable to compete successfully with existing or new competitors across its business lines, it may experience reduced demand for its products and services, loss of customers, pricing pressure and deterioration in margins. This could materially and adversely affect the Company’s business, financial condition and results of operations.

Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and demand for the Company’s products and services.

As regulatory initiatives have required an increase in the mileage capabilities of cars, consumption of renewable transportation fuels, such as ethanol and biodiesel, and consumer acceptance of EVs and other alternative vehicles has been increasing. If fuel efficiency of non-electric vehicles continues to rise, whether as the result of regulations or otherwise, and affordability of vehicles using renewable transportation fuels improves, the demand for electric and high energy vehicles could diminish. In addition, the EV fueling model is different than gas or other fuel models, requiring behavior change and education of consumers and others such as regulatory bodies. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for EVs and EV charging stations. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs. This may impose additional obstacles to the purchase of EVs or the development of a more ubiquitous EV market.

If any of the above cause or contribute to consumers or businesses to not purchasing EVs or purchasing them at a lower rate, it would materially and adversely affect the Company’s business, operating results, financial condition and prospects.

The Company’s future growth and success is partly correlated with and dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

The Company’s growth in the coming years is highly dependent upon the adoption of EVs by businesses and consumers. The market for EVs is still evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. Although demand for EVs has grown in recent years, there can be no assurance that such growth will continue in the future. A sustained slowdown or reversal in EV adoption would directly reduce demand for the Company’s products and services, with consequent adverse effects on the Company’s revenues and financial performance.

The market for EVs could be affected by numerous factors, including perceptions about EV features, quality, safety, performance and cost, competition from other types of alternative fuel vehicles, volatility in the cost of oil and gasoline, concerns regarding the stability of the electrical grid, and the decline of an EV battery’s ability to hold a charge over time. In addition, consumer perceptions regarding the convenience, availability and cost of EV charging infrastructure may influence adoption rates. Government regulations and economic incentives, including the reduction, modification or expiration of subsidies or other support measures for EVs or EV charging infrastructure, may also materially affect demand. Sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs, and volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore reduce the Company’s revenues and cash flows.

Changes to battery energy storage standards or the success of alternative energy storage technologies may negatively impact demand for the Company’s products and services.

Demand for the Company’s commercial and industrial battery storage solutions depends on the continued expansion of decentralized energy systems and the adoption of renewable energy by commercial and industrial customers. The market for battery energy storage systems is still evolving, and if renewable energy can be replaced by other energy sources such as nuclear energy, or if grid extension or centralized energy storage systems can be developed, the demand for decentralized energy storage systems could diminish. Developments in alternative energy storage technologies, such as hydrogen-based systems or other non-battery solutions, may also reduce demand for battery-based energy storage systems. Regulatory bodies may also adopt rules that substantially favor certain alternatives to battery-based storage systems over others, which may impose additional obstacles to the purchase of battery-based systems. In addition, the transition to decentralized energy systems may require changes in market structures, user behavior and regulatory frameworks, and there can be no assurance that such changes will occur at the pace or scale currently anticipated. The regulatory environment surrounding energy storage and grid management is subject to change and could affect demand in ways that are difficult to predict.

If any of the above factors cause or contribute to businesses or grid operators reducing or ceasing their purchase of battery-buffered charging or decentralized energy storage systems, the Company’s revenues and cash flows could be materially reduced. This would materially and adversely affect the Company’s business, financial condition and results of operations.

The Company may face significant costs relating to environmental regulations for the storage and shipment of energy storage systems.

The Company’s battery-based energy storage systems are subject to federal, state, and local regulations governing their manufacture, storage, transportation, and disposal of various components of advanced energy storage systems. These requirements may be complex and subject to change across jurisdictions. Although the Company believes that its operations are in material compliance with applicable environmental regulations, any changes to such laws and regulations, or the introduction of new requirements, may impose additional compliance obligations and costs on the Company or otherwise subject it to future liabilities.

Any regulatory development may also require the Company to modify its products, processes or supply chain arrangements, or to obtain additional certifications or approvals, which may be time-consuming and costly. Compliance with such additional regulations could require the Company to devote significant time and resources and could adversely affect demand for its products. Such environmental compliance requirements and related costs could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company faces risks related to natural disasters and health pandemics.

The Company’s business operations, supply chain and personnel may be adversely affected by natural disasters, extreme weather events, pandemics or other public health emergencies. Given the Company’s reliance on third-party manufacturers and suppliers for key components of its EV charging and battery energy storage products, any disruption to the supply chain caused by such events could delay product deliveries, increase input costs and prevent the Company from fulfilling customer contracts on time. Such events could also reduce or delay customer demand for the Company’s products and services, restrict personnel from carrying out their duties and disrupt the Company’s ongoing project development activities, including the development and commissioning of the large-scale battery project and other large-scale BESS projects.

Any such event could materially and adversely affect the Company’s business, financial condition and results of operations. To the extent that such disruptions reduce the Company’s revenues or increase its costs, the Company’s cash flow available to service its financial obligations could be materially diminished.

The Company may be adversely affected by inflation, fluctuations in energy and commodity prices and geopolitical developments.

Global economic instability, including inflation, fluctuations in energy and commodity prices, currency volatility and economic downturns, may adversely affect customer demand, purchasing power and our cost base. Our battery storage solutions and EV charging systems are particularly exposed to changes in the prices of energy, raw materials and other essential components, including semiconductors, which are often volatile and outside of our control.

Geopolitical developments, in particular the conflict in Ukraine and escalating tensions in the Middle East, including the conflict involving Iran, Israel and the United States, have contributed to significant volatility in global energy markets and increases in energy and commodity prices. Although we do not have significant customers or suppliers directly located in the Middle East, regional instability and related market disruptions may nevertheless affect our suppliers, customers and operations. In addition, tensions between China and Taiwan could disrupt global semiconductor supply chains, as Taiwan is a key manufacturing hub for advanced microchips used in our products, which could adversely affect our production capabilities and delivery timelines.

Significant or unanticipated increases in input costs may adversely affect our operating performance, particularly when we are delayed in passing on such costs to customers or are unable to do so, including where price adjustments are subject to contractual or billing cycle limitations.

We seek to mitigate these risks through supply chain diversification and pricing strategies; however, such measures may not be sufficient. We also seek to pass on increased costs to customers, but we may not be able to do so in all cases or may experience delays in doing so. Even where cost increases can be passed through, sporadic or unanticipated increases in the costs of certain supply items due to market or economic conditions may not be fully recoverable or may result in timing delays in recovery. Any sustained increase in costs, supply disruptions or reduced demand could result in margin compression and materially and adversely affect our business, financial condition, results of operations and cash flows.

Risks related to the Company’s Operations

The Company has a concentration of sales with several key customers.

The Company’s revenues are concentrated on a limited number of key customers. In the past, the Company’s revenues were concentrated on four major customers, which together accounted for approximately 77% of revenue in 2024 and approximately 49% in 2025. While the Company has taken steps to diversify its customer base, revenue remains concentrated. In 2025, approximately 77% of total revenue was generated by the Company’s ten largest customers, with four customers accounting for approximately 10% of total revenue. There can be no assurance that the Company’s diversification efforts will continue or be successful.

In a highly concentrated business environment, any substantial reduction in orders, reduction in pricing or order volumes, or loss of one or more such customers, whether due to financial difficulties, insolvency, competitive shifts, inability of such customers to perform their contractual obligations, or changes in procurement strategy, could have a material adverse effect on the Company’s revenues, results of operations and financial condition. If a particular customer does not place an order, or if they delay or cancel orders, we may not be able to replace the business. In addition, if customers experience financial difficulties, delayed payments, default on their obligations or enter insolvency proceedings, the Company may be required to incur substantial credit losses, which could materially and adversely affect the Company’s business, financial condition and cash flows. In a period of declining revenues, the loss or reduced activity of any key customer may have a more pronounced impact on the Company’s financial performance.

In addition, as a result of this concentrated customer base, single customers represent a greater portion of our sales and, consequently, have greater commercial negotiating leverage. Customers may have aggressive policies regarding engaging alternative, second-source suppliers for the products we offer and, in addition, may seek and, on occasion, receive pricing, payment, intellectual property-related or other commercial terms that may have an adverse impact on our business. Any of these changes could negatively impact our prices, customer orders, revenues, and gross margins.

The Company’s ability to expand and manage its sales and marketing operations may not result in increased revenues or profitability.

The Company relies on its sales and marketing teams to expand its commercial footprint and obtain new customers and partners to grow its EV charging, battery storage and related business lines. The Company’s ability to grow its customer base, achieve broader market acceptance, increase revenues and achieve and sustain profitability depends, to a significant extent, on its ability to effectively expand and manage its sales and marketing operations.

The Company is seeking to expand its sales and marketing capabilities, including by increasing its direct sales force and investing in commercial activities across existing and new markets. Such expansion requires significant time and resources, and there can be no assurance that the Company will be able to successfully recruit, train and retain qualified sales and marketing personnel, or that newly hired personnel will become as productive as anticipated, or at all. The Company is also dependent on its ability to effectively manage and scale its sales organization and convert its sales pipeline into executed contracts.

Sales and marketing expenses represent a significant cost for the Company, and there can be no assurance that increased investments in sales and marketing will result in a corresponding increase in revenues or generate the expected return on investment.

In addition, the Company’s ability to retain customers and generate additional revenue from existing customers depends in part on its ability to provide timely and effective customer support once its products and services have been deployed. If the Company fails to resolve customer issues promptly or provide high-quality support services, customer satisfaction, retention and the Company’s reputation could be adversely affected, which could in turn reduce demand for the Company’s products and services.

If such efforts are unsuccessful or less effective than anticipated, the Company’s operating expenses may increase without a corresponding increase in revenues, which could adversely affect the Company’s profitability.

The Company relies on a limited number of suppliers and manufacturers for its products.

The Company relies on a limited number of suppliers to manufacture its High-Power-Charger and battery storage systems, including in some cases only a single supplier for some products and components. This concentration increases the Company’s exposure to supply disruptions, as it does not currently have fully qualified alternative or replacement suppliers for all components.

In the event of a disruption affecting any of these suppliers, including due to operational failures, financial distress, capacity constraints, geopolitical developments or other factors affecting the supplier’s business, or if the Company is required to replace an existing supplier or respond to increased demand, the Company may not be able to increase capacity from other sources or develop alternate or secondary sources on acceptable terms or within required timeframes without incurring significant costs, which could adversely affect its ability to manufacture and deliver products or lead to substantial delays. Alternative suppliers may not be readily available or may take significant time to qualify, which could limit the Company’s ability to respond effectively to supply disruptions or changes in demand. The Company has previously experienced supply chain disruptions, including in 2023, when constraints in the availability of electronic components and broader global manufacturing disruptions caused delays in the production of its products and adversely affected revenues.

Accordingly, any disruption in the Company’s supply chain or the loss of any significant supplier or manufacturer could lead to production delays, increased costs and reduced ability to meet customer demand, which could materially and adversely affect the Company’s business, financial condition and operating results.

Increases in the cost or reduced availability of materials could adversely affect the Company’s margins and operations.

The Company’s products depend on the availability of various raw materials and components used by its suppliers and contract manufacturers in the production, maintenance and servicing of its systems and related technologies. The prices and availability of these materials may fluctuate depending on market conditions and global demand. In particular, increased demand from the production of electric vehicles, energy storage systems and other applications in adjacent industries, including passenger vehicles and stationary storage, may constrain supply or increase input costs.

Increases in the cost of such materials or components, or higher prices charged by suppliers or manufacturers as a result of such increases, could reduce the Company’s margins if we cannot recoup the increased costs through increased sale prices on our systems. Any attempts to increase prices in response to higher input costs may adversely affect the Company’s competitiveness and could lead to reduced demand or the cancellation or delay of customer orders. In addition, shortages in the availability of materials or components could impair the ability of the Company’s suppliers and manufacturers to produce and deliver products in a timely manner, which could in turn adversely affect the Company’s ability to meet customer demand. The Company has previously experienced supply chain constraints, including increases in material and freight costs, which have adversely affected its operations.

If the Company is unable to effectively manage increases in material costs or respond to supply constraints in a cost-efficient manner, its business, financial condition and results of operations could be materially and adversely affected.

The Company’s reliance on third parties for the installation and deployment of its products exposes it to delays, cost overruns and execution risks.

The Company does not typically install High-Power-Charger or residential and commercial battery storage systems at customer sites. Installations are typically performed by the Company’s partners, customers or electrical contractors with an existing relationship with the customer and/or knowledge of the site. For industrial customer projects the installation is typically performed by the Company or by one of its partners. The installation of High-Power-Charger and battery storage systems at a particular site is generally subject to oversight and regulation in accordance with state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits that may vary by jurisdiction. In addition, building codes, accessibility requirements or regulations may hinder EV charger and battery storage installation because they end up costing the developer or installer more to meet the code requirements. Meaningful delays or cost overruns may affect the Company’s recognition of revenue in certain cases and/or affect customer relationships, either of which could harm the Company’s business and profitability.

Furthermore, the Company may in the future elect to install its products at customer sites or manage contractors, likely as part of offering customers a turnkey solution. Working with contractors may require the Company to obtain licenses or require it or its customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to an installation project. In addition, if these contractors are unable to provide timely, thorough and quality installation-related services, customers could fall behind their construction schedules, leading to liability for the Company or cause customers to become dissatisfied with the solutions it offers. Any such delays, cost overruns, liabilities or customer dissatisfaction could adversely affect the Company’s revenue and profitability.

The Company’s expansion into multiple business lines may increase operational complexity and strain its infrastructure and processes.

The Company’s strategy involves expanding into and scaling multiple business lines, including large-scale BESS projects, Own & Operate activities, service and maintenance offerings and software-enabled solutions. This expansion increases the complexity of the Company’s operations and requires the coordination of diverse activities across different business models, timelines and resource requirements.

As the Company expands its operations, it must scale its internal processes, systems and organizational structures, including financial reporting, project management, supply chain coordination and operational controls. This expansion places significant strains on the Company’s management, engineering, operational and financial resources and requires the Company to effectively manage and align activities across its different operational functions. The Company may not be able to effectively adapt its infrastructure, processes and controls to support its expanding operations in a timely manner, or at all.

In addition, managing multiple business lines with different risk profiles, capital requirements and execution timelines may increase the risk of inefficiencies, delays, misallocation of resources or operational disruptions. Any failure to effectively manage this increased complexity could adversely affect the Company’s ability to execute its strategy, deliver projects on time and within budget, and maintain operational efficiency.

Such challenges could materially and adversely affect the Company’s business, financial condition and results of operations.

If the Company is unable to attract, retain and motivate key employees and hire qualified personnel, its ability to compete and grow its business would be harmed.

The Company operates in highly specialized technical fields requiring expertise in areas such as lithium-ion battery storage systems, power electronics, ultra-fast charging solutions and grid integration, where qualified professionals are in high demand. The Company’s success depends, in part, on its continuing ability to identify, hire, attract, train and develop and retain highly qualified personnel. The inability to do so effectively would adversely affect the Company’s business.

Additionally, the Company’s success depends in part on the continued service of key members of its experienced management team, which includes executives with extensive industry experience from companies such as Bosch, Porsche and other leading industrial firms. The loss of such personnel, whether due to resignation, retirement or recruitment by competitors, could disrupt operations, delay product development, impair customer relationships and result in the loss of critical institutional knowledge and expertise. The departure of key personnel may also require the Company to devote significant time and resources to identifying and integrating suitable replacements, which may disrupt operations, delay product development and impair customer relationships.

Competition for employees can be intense, particularly in the area of Stuttgart, Germany, where the Company is headquartered, and the ability to attract, hire and retain highly qualified personnel depends on its ability to provide competitive compensation. The Company may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect its business, including the execution of its global business strategy.

In addition, in certain jurisdictions, the Company is subject to employee representation structures, including works councils, which may affect its ability to implement operational changes and may increase personnel and administrative costs.

Such personnel challenges could materially and adversely affect the Company’s business, financial condition and cash flows.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruptions and delays in the Company’s services and operations and to the loss, misuse or theft of data. In addition, the Company’s continued growth may place increasing demands on its information technology systems and internal control over financial reporting and related procedures, which may not be adequate to support its operations or may create additional vulnerabilities, including unauthorized access to business information or misappropriation of funds.

Cyberattacks, including ransomware, hacking and phishing attacks, have become more prevalent and may affect the Company’s systems or those of its contractors or other third-party vendors. Any successful attack could disrupt operations, result in data breaches, introduce liability to data subjects, require costly remediation and damage the Company’s reputation and brand.

Although the Company maintains insurance and has implemented measures designed to protect its systems and enable recovery from disruptions, such measures may not be sufficient or may not be fully effective, particularly with respect to third-party service providers. Any failure to maintain the performance, reliability, security or availability of the Company’s systems could adversely affect its ability to attract and retain customers.

In addition, the Company may experience service or production disruptions, outages or other performance problems due to factors such as infrastructure changes, third-party service providers, human or software errors or capacity constraints. If the Company’s services are unavailable or degraded, customers may seek alternative providers. Any inability to effectively recover from such disruptions, including during peak periods, could result in reputational harm, loss of revenue and adverse effects on the Company’s business and financial results.

Risks related to the Company’s Technology, Intellectual Property and Infrastructure

The Company may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge the Company to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. Such claims are particularly relevant in the EV charging and battery storage sectors, which are characterized by a high degree of patent activity, including in relation to battery-buffered ultra-fast charging systems, battery storage solutions, as well as energy management systems and related software solutions. In addition, the Company’s use of open-source software and third-party libraries may expose it to claims that it has not complied with applicable license terms.

The Company may not be able to mitigate the risk of potential suits or other legal demands from competitors or other third parties. Accordingly, the Company may consider entering into licensing agreements with respect to such rights, although such licenses might not be obtained on acceptable terms or litigation may occur, and such licenses and associated litigation could significantly increase the Company’s operating expenses.

In addition, if the Company is determined to have or believe there is a high likelihood that it has infringed upon or misappropriated a third party’s intellectual property rights, it may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services it offers, to pay substantial damages and/or royalties, to redesign its products and services, and/or to establish and maintain alternative branding. This risk is particularly significant for the Company given its reliance on integrated ecosystem platforms combining hardware, software and services, where alleged infringement of a single component (such as battery systems or proprietary software) could affect the functionality or commercial viability of entire product offerings.

In addition, to the extent that the Company’s customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to the Company’s products and services, it may be required to indemnify such customers and business partners. If the Company was required to take one or more such actions, its business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

The Company’s business may be adversely affected if it is unable to protect its patents and other registered intellectual property rights from unauthorized use by third parties.

The Company’s business may be adversely affected if it is unable to protect patents and other registered intellectual property rights from unauthorized use by third parties. The Company’s success depends, at least in part, on its ability to protect its core technology through such rights. Such intellectual property relates primarily to the Company’s battery-buffered ultra-fast charging systems, battery storage solutions, as well as its proprietary software, energy management systems and digital platforms used to monitor, control and optimize its systems. To accomplish this, the Company relies on registered intellectual property rights, such as patents, trademarks, copyright and intellectual property licenses, as well as other legal protections.

The Company’s products are based on integrated ecosystem platforms combining hardware, software and services, and therefore the loss or misappropriation of key elements of its technology could enable competitors to replicate critical functionalities of its systems, reduce differentiation and pricing power, and adversely affect demand for its products and services, which could result in a loss of some of the Company’s competitive advantages and a decrease in revenue and adversely affect the Company’s business, prospects, financial condition and operating results.

The measures the Company takes to protect its registered intellectual property rights from unauthorized use by others may not be effective for various reasons. Any patent applications the Company submits may not result in the issuance of patents, and the scope of issued patents may not be broad enough to protect proprietary rights. Any issued patents may be challenged by competitors and/or invalidated by courts or governmental authorities. The costs associated with enforcing patents, invention agreements or other intellectual property rights may make aggressive enforcement impracticable. Current and future competitors may circumvent patents or independently develop similar technologies or solutions, such as software. The Company develops its own proprietary software, which constitutes a key component of its technology and competitive position, making the protection of such software particularly important. Proprietary designs and technology embodied in the Company’s products may be discoverable by third parties through means that do not constitute violations of applicable laws.

Patent, trademark and other registered intellectual property rights vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of Germany. Further, policing the unauthorized use of the Company’s intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, the Company’s intellectual property rights may not be as strong or as easily enforced outside of Germany.

Certain patents in the EV and battery storage space may come to be considered “standards essential”. If this is the case with respect to any of the Company’s patents, the Company may be required to license certain technology on “fair, reasonable and non-discriminatory” terms, decreasing revenue. Further, competitors, vendors or customers may, in certain instances, be free to create variations or derivative works of the Company’s technology and intellectual property, and those derivative works may directly compete with the Company’s offerings. Any failure to adequately protect its intellectual property may have a material adverse effect on the Company’s business, financial condition and cash flow.

In addition to patented technology, the Company relies on unpatented proprietary technology, trade secrets, designs, experiences, workflows, data, processes, software and know-how, which may not be adequately protected.

The Company relies on proprietary information, including trade secrets, designs, experiences, workflows, data, know-how and confidential information, to protect intellectual property that may not be patentable or subject to copyright, trademark or service mark protection. The Company generally seeks to protect this proprietary information by entering into confidentiality agreements and employment agreements that contain non-disclosure and non-use provisions. However, the Company may not enter into such agreements in all cases, and even where such agreements are in place, they may be breached, may be limited in scope or duration, or may not provide adequate remedies in the event of unauthorized disclosure or use. In addition, the Company has limited control over the protection of trade secrets used by its current or future manufacturing counterparties and suppliers.

If the Company’s proprietary information is disclosed or otherwise becomes known and ceases to be confidential, it may lose its status as a trade secret and the Company may no longer be able to protect such information. In addition, the Company’s use of open-source software, including software subject to “copyleft” licenses, may require it to disclose source code relating to proprietary software or otherwise limit its ability to protect its intellectual property. In any of such circumstances, third parties may obtain and improperly utilize the Company’s proprietary information, which could reduce its competitive advantage.

The Company’s proprietary information may also be independently developed by competitors or other third parties. To the extent that employees, consultants, contractors or other third parties use intellectual property owned by others in their work for the Company, disputes may arise as to the ownership of resulting know-how or inventions.

Enforcing the Company’s rights in its proprietary information, including the enforcement of confidentiality obligations and non-disclosure agreements, may require costly and time-consuming litigation, and there can be no assurance that such efforts will be successful. Furthermore, laws regarding trade secret protection vary across jurisdictions, and certain markets in which the Company operates may afford limited or no protection for such rights.

The Company also relies on physical and electronic security measures to protect its proprietary information; however, such measures may be breached or may not provide adequate protection. The Company may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its rights. Any such occurrence could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s may be required to obtain licenses to third-party intellectual property, including standard essential patents, which could increase costs and affect competitiveness.

The Company’s products and services may need to comply with industry standards that incorporate technologies covered by third-party intellectual property rights, including standard essential patents (“SEPs”). As a result, the Company or its customers may be required to obtain licenses to such intellectual property in order to manufacture, sell or use its products.

Obtaining licenses to third-party intellectual property, including SEPs, may require the Company to pay royalties or other fees. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. If the Company is unable to obtain required licenses, it may be unable to offer certain products or functionalities, which could adversely affect its business and results of operations.

In addition, if competitors hold significant portfolios of standard essential patents or other relevant intellectual property rights, they may have an advantage in negotiating with customers or may exert pricing pressure, which could negatively affect the Company’s competitiveness and margins.

The Company’s products may contain defects or errors, which could result in liability, reputational harm and other adverse effects.

The Company’s products, including its EV charging systems and battery storage solutions, incorporate complex hardware and software components and may contain undetected defects, errors or bugs. Such defects may arise from design or manufacturing issues, software errors or failures of third-party components. The Company’s software platform, which has been developed over more than a decade and includes licensed third-party commercial and open-source software libraries, may also contain undetected defects or errors that are not discovered until after deployment to customers. The Company has identified defects and errors in its software in the past and may continue to experience such issues in the future. As the Company continues to evolve the features and functionality of its platform through updates and enhancements, additional defects or errors may be introduced.

Defects or failures in the Company’s products, including lithium-ion battery modules, may result in malfunctions, inadequate performance or safety incidents, including inherent safety risks, such as overheating, thermal runaway, fire or explosion. Such incidents could cause property damage, personal injury or death and may lead to product liability claims or other legal proceedings. Customers or other third parties may seek to hold the Company liable for such defects, and any related litigation may be costly, time-consuming and could result in damages, settlements or other liabilities. In addition, the Company may be required to recall or replace defective products, which could be expensive and adversely affect its reputation and customer relationships. Any insurance maintained by the Company may not be sufficient to cover all such claims or may not apply in all circumstances.

To the extent that defects are attributable to third-party components, suppliers may not assume responsibility or may not fully indemnify the Company. The Company has experienced defects in certain components in the past, including issues relating to third-party components, which have required remediation measures such as inspections, countermeasures and warranty-related actions, and similar issues may arise in the future. In addition, adverse publicity relating to battery safety incidents in the industry, even if not directly involving the Company’s products, could negatively affect customer perception and demand.

Any defects or errors in the Company’s products or services, or the perception of such defects or errors, could result in increased costs, diversion of management and development resources, loss of existing or potential customers, delayed or lost revenue, negative publicity and reputational harm. Although the Company seeks to limit its exposure through contractual protections, such as warranty disclaimers and limitation of liability provisions, such protections may not be effective in all cases or may not be enforceable in all jurisdictions.

Risks related to the Regulatory Environment in which the Company Operates

Existing and future environmental health and safety laws and regulations could result in increased compliance costs and operational restrictions.

The Company and its operations, as well as those of the Company’s contractors, suppliers and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation and disposal of hazardous substances and waste as well as electronic waste and hardware, whether hazardous or not, and laws in connection with the manufacture, storage and shipment of its energy storage systems. These laws may require the Company or others in its value chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on the Company’s operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for the Company’s operations or on a timeline that meets its commercial obligations, it may adversely impact the Company’s business, as this could cause delays to projects, halt or disrupt production, and prevent the Company from fulfilling its contractual obligations.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on the Company’s business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste or batteries, could cause additional expenditures, restrictions and delays in connection with the Company’s operations as well as other future projects, the extent of which cannot be predicted.

Also, the Company currently relies on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous waste. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is the Company’s or its contractors, may result in liability under environmental laws, under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, the Company may not be able to secure contracts with third parties to continue its key supply chain and disposal services for its business, which may result in increased costs for compliance with environmental laws and regulations.

The Company is subject to evolving cybersecurity, data protection and ESG-related regulatory requirements, which may increase compliance costs and risks.

The regulatory landscape governing cybersecurity, data protection and ESG-related matters is rapidly evolving, and the Company expects to face increasingly stringent requirements in these areas. New and emerging regulations, including those relating to data localization, cybersecurity incident disclosure and sustainability-related reporting and disclosure obligations, may impose significant compliance obligations on the Company and require continuous and material investment in systems, processes and personnel. In addition, increasing expectations relating to social and governance matters from regulators, customers, investors and other stakeholders may require the Company to incur additional costs and may expose it to reputational risks if such expectations are not met.

The Company may not always be aware of all applicable regulatory requirements or may not be able to implement the necessary measures in a timely manner. Compliance obligations may also vary across the jurisdictions in which the Company operates, further increasing the complexity and cost of compliance. As the Company grows, it may face heightened scrutiny from regulators, customers and other stakeholders with respect to its sustainability practices and cybersecurity posture.

Any failure to comply with applicable requirements could result in substantial fines, sanctions, operational disruptions, reputational damage or other limitations on the Company’s ability to conduct its business. Such consequences may materially and adversely affect the Company’s business, financial condition and results of operations.

The Company’s business may be adversely affected by the reduction, modification or elimination of government incentives.

The U.S. and German federal governments, foreign governments and some state and local governments provide incentives to end-users and purchasers of EVs, EV charging stations and battery energy storage systems in the form of rebates, tax credits and other financial incentives, such as payments for regulatory credits. The EV and battery energy storage market relies on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price to customers. While the Company’s large-scale battery energy storage business in Germany, including the large-scale battery project, is primarily driven by market economics rather than direct government subsidies, certain aspects of the Company’s business, including its EV charging solutions, may benefit from governmental support schemes. Any reduction, expiry or termination of such incentives, whether as a matter of regulatory or legislative policy or due to exhaustion of allocated funding, could reduce demand for the Company’s products and services and adversely affect its financial results.

In addition, there may be delays in the payment of rebates or in the recognition of tax credits, which could affect the timing of purchases by customers and result in a delay or reduction in the production cycle. Any such adverse change could have a negative effect on the Company’s financial results.

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

Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time-consuming and costly, while also diverting management attention. These requirements are expected to become more burdensome once the Company ceases to qualify as an emerging growth company under the JOBS Act, which may occur in fiscal year 2026. In addition, at that time, assuming the Company qualifies as an “accelerated filer,” it will be required to include an auditor attestation report on its internal control over financial reporting, which is expected to result in additional costs and may require significant management time and resources.

Furthermore, our management has limited experience operating a U.S.-listed public company and complying with the applicable regulatory and reporting requirements. As a result, our management team may not successfully or effectively manage these obligations, and an increasing amount of their time may be devoted to compliance-related activities, resulting in less time available to manage and grow the business.

We may not have sufficient personnel with an appropriate level of knowledge, experience and training in accounting principles, practices or internal controls over financial reporting required by U.S. public companies. The development and implementation of the standards and controls necessary for the Company to achieve the level of accounting and internal control standards required of a U.S. public company may require higher than anticipated costs. We may need to expand our workforce and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Risks related to Financial, Tax and Accounting

The Company’s financial condition and results of operations may fluctuate from period to period, which could cause results to fall below expectations and adversely affect the price of shares.

Our financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control. These factors include, among others, the timing and volume of new sales, fluctuations in service and maintenance costs, particularly with respect to EV charging systems, changes in sales and marketing or research and development expenses, and variability in costs and timing associated with the development and execution of large-scale BESS projects, including the large-scale battery project. The introduction of new products may initially result in lower gross margins and demand for EV charging and battery storage systems may be weaker than anticipated, including as a result of changes in governmental regulations and incentives.

In addition, the timing of product development and commercialization, the length of sales and installation cycles, supply chain interruptions and manufacturing or delivery delays may cause variability in the Company’s results of operations. Further, other factors, such as the Company’s ability to attract and retain qualified personnel or external events affecting the Company’s customers, suppliers or partners, may also contribute to fluctuations in financial performance.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue and other operating results may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of the common stock.

The Warrants are accounted for as liabilities and the changes in fair value of the Warrants could have a material effect on our financial results.

In accordance with IFRS 9 - Financial Instruments and IAS 32 - Financial Instruments: Presentation, the Company has determined that its Warrants should be measured at fair value on its statement of financial position, with any changes in fair value to be reported each period in earnings on its consolidated statements of profit or loss and comprehensive income (loss). As a result of the recurring fair value measurement, the Company’s financial statements may fluctuate on an interim basis, based on factors which are outside of its control. Due to the recurring fair value measurement, the Company expects that it will recognize non-cash gains or losses on the Warrants each reporting period and that the amount of such gains or losses could be material. Recent repricing and exercise activity with respect to certain Warrants may increase the volatility and magnitude of such non-cash gains or losses.

The ability of the Company to utilize net operating loss and tax credit carryforwards may be limited, which could adversely affect its future tax position.

The Company’s ability to utilize its net operating loss and tax credit carryforwards depends on its ability to generate sufficient future taxable income. The Company has incurred significant net losses since inception and expects to continue to incur losses for the foreseeable future, which may limit its ability to utilize such carryforwards. In addition, the Company’s ability to utilize these tax attributes may be subject to further limitations under applicable tax laws.

ADSE GM generated a loss carryforward in its development phase in an amount of EUR 156.7 million (corporate income tax) as of its financial year ended December 31, 2025 which may be used to off-set taxes in Germany on future income. As a matter of German tax law, loss carryforwards may be disregarded for tax purposes in case of a change of control unless certain exemptions are met (e.g. valuation issues of hidden reserves). While currently management is optimistic that these criteria can be met in whole or in part and thus loss carryforwards will continue to be available for the future, there is no certainty that the German Tax Authorities will recognize this assessment as it has a certain discretionary scope to evaluate hidden reserves and company values.

The Company has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future, which could impair its ability to produce reliable financial statements.

We have limited accounting and financial reporting personnel and other resources with which to address the internal controls and procedures required for public companies. Becoming a U.S.-listed public company, we operate in an increasingly demanding regulatory environment, which requires us to comply with Nasdaq regulations, SEC rules and regulations, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls in accordance with the Sarbanes-Oxley Act are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

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

Future changes in U.S. and foreign tax laws could adversely affect the Company.

The U.S. Congress, the Organisation for Economic Co-operation and Development, and government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting”, where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in Ireland, Germany, the U.S. and other countries in which we and our affiliates do business could change, on a prospective or retroactive basis, and any such change could adversely affect us.

Risks related to Ownership of Our Ordinary Shares and Warrants and Our Capital Structure

The trading price of the Ordinary Shares or Listed Warrants may be volatile, which could result in substantial losses for investors.

The stock market in general has experienced extreme volatility in recent periods, including due to geopolitical conflicts, inflationary pressures and other macroeconomic developments, often unrelated to the operating performance of companies. As a result of this volatility, shareholders may not be able to sell their Ordinary Shares or Listed Warrants at or above the price paid for the securities.

The market price for the Ordinary Shares and Listed Warrants may fluctuate significantly in response to numerous factors, many of which are beyond the Company’s control, including, among others, (i) general market conditions and macroeconomic developments (including geopolitical conflicts, inflation and public health events), political and country risks in the jurisdictions in which the Company operates and changes in applicable laws, regulations or government incentives; (ii) actual or anticipated variations in the Company’s operating results and its ability to meet internal estimates or external expectations, as well as changes in or failure to maintain securities analyst coverage or estimates, including the publication of unfavorable or inaccurate research; (iii) conditions and trends in the Company’s industry and fluctuations in the market prices and trading volumes of comparable companies; and (iv) company-specific developments, including announcements by the Company or its competitors regarding products, services, strategic transactions or other developments, regulatory investigations, litigation or adverse publicity relating to the Company or its products, rumors or market speculation, actions by short sellers, business disruption and costs related to shareholder activism, the expiration of lock-up arrangements, changes in key personnel, sales or anticipated sales of Ordinary Shares or Listed Warrants by the Company or its shareholders, announcements relating to capital structure transactions, the repricing or exercise of Warrants, equity issuances or other financing activities, and expectations regarding future dividends.

In addition, significant volatility in the market price of the Ordinary Shares may increase the likelihood of securities class action or derivative litigation. Such litigation, even if without merit, could result in substantial costs, divert management’s attention and resources and adversely affect the Company’s business, financial condition and results of operations.

An active trading market of the Ordinary Shares and Listed Warrants may not be sustained.

An active trading market for the Ordinary Shares and Listed Warrants may not be sustained. In the absence of an active trading market for the Ordinary Shares and/or Listed Warrants, investors may not be able to sell their Ordinary Shares or Listed Warrants, respectively, at or above the price they paid at the time that they would like to sell. In addition, an inactive market may impair our ability to raise capital by selling shares or equity securities and may impair our ability to acquire business partners by using the Ordinary Shares as consideration, which, in turn, could harm our business.

If the Ordinary Shares or Listed Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Ordinary Shares and/or Listed Warrants may be disrupted.

The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms.

The Ordinary Shares and the Listed Warrants are eligible for deposit and clearing within the DTC system. We have entered into arrangements with DTC whereby we have agreed to indemnify DTC for any Irish stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Ordinary Shares and such Listed Warrants. Accordingly, DTC has agreed to accept the Ordinary Shares and Listed Warrants for deposit and clearing within its facilities.

However, while DTC has accepted the Ordinary Shares and/or Listed Warrants, it generally will have discretion to cease to act as a depository and clearing agency for the Ordinary Shares and/or Listed Warrants. If DTC determined at any time that the Ordinary Shares and/or Listed Warrants were not eligible for continued deposit and clearance within its facilities, then we believe the Ordinary Shares and/or Listed Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the Ordinary Shares and/or Listed Warrants would be disrupted. While we would pursue alternative arrangements to preserve the Company’s listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the Ordinary Shares and/or Listed Warrants.

A limited free float and potential sales of shares by significant shareholders may reduce liquidity in the Ordinary Shares and adversely affect their market price.

A significant portion of the Company’s Ordinary Shares is held by a small number of large shareholders, resulting in a relatively limited free float. As a result, trading in the Ordinary Shares may be less liquid and more volatile, and investors may have difficulty buying or selling shares in desired quantities or at desired prices.

In addition, certain shareholders have acquired, and may acquire in the future, additional Ordinary Shares, including through the exercise or repricing of the Warrants or other rights to acquire Ordinary Shares, or other transactions at prices below the prevailing market price. Recent and potential future issuances of a significant number of Ordinary Shares in connection with such transactions may increase the number of shares available for resale in the public market. These shareholders may have different investment horizons and liquidity objectives than other investors and may, from time to time, seek to sell some or all of their holdings. The actual or anticipated sale of a substantial number of Ordinary Shares in the public market, or the perception that such sales may occur, could create an overhang and exert downward pressure on the market price of the Ordinary Shares. This effect may be exacerbated where shares have been issued at prices below the current market price, which may be viewed negatively by the market and result in increased volatility or a decline in the trading price of the Ordinary Shares.

The Company has issued, and may continue to issue, additional Ordinary Shares, warrants or other equity securities without shareholder approval, which has resulted, and may continue to result, in dilution to existing shareholders and may depress the market price of the Ordinary Shares.

As of May 15, 2026, we have warrants (including Listed Warrants and Warrants) outstanding to purchase up to an aggregate of 13,847,054 Ordinary Shares and outstanding options exercisable for 1,738,138 Ordinary Shares. We have recently issued, and may continue to issue, Ordinary Shares in connection with the exercise or repricing of Warrants and other financing transactions, including at prices below the prevailing market price, which has resulted, and may continue to result, in dilution to existing shareholders. A significant number of additional Ordinary Shares remain issuable upon the exercise of warrants or other rights, and such issuances could further increase dilution, particularly if they occur within a short period of time.

In addition, we may choose to seek third-party financing to provide working capital for our business, in which event we may issue additional equity securities. We may also issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, or repayment of outstanding indebtedness, without shareholder approval.

The issuance of additional Ordinary Shares or other equity securities of equal or senior rank could have the following effects: (i) existing shareholders’ proportionate ownership interest will decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting strength of each previously outstanding Ordinary Share could be diminished; and (iv) the market price of the Ordinary Shares may decline.

The Company may redeem your Listed Warrants prior to their exercise at a time that is disadvantageous to you, thereby making such warrants worthless.

We may redeem your Listed Warrants prior to their exercise at a time that is disadvantageous to you, thereby making such warrants worthless. We will have the ability to redeem outstanding Listed Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sales price of the Ordinary Shares reported has been at least $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within the 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrant holders. We will not redeem the warrants as described above unless (i) a registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of such warrants is effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period or (ii) we have elected to require the exercise of the Listed Warrants on a cashless basis; provided, however, that if and when the Listed Warrants become redeemable by the Company, we may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the Listed Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. Redemption of the outstanding Listed Warrants could force you (i) to exercise your Listed Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Listed Warrants at the then-current market price when you might otherwise wish to hold your Listed Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Listed Warrants are called for redemption, is likely to be substantially less than the market value of your Listed Warrants.

Recent trading prices for the Ordinary Shares have not met the $18.00 per share threshold at which the Listed Warrants would become redeemable. In such a case, the holders will be able to exercise their Listed Warrants prior to redemption for a number of Ordinary Shares determined based on the fair market value of the Ordinary Shares.

The value received upon exercise of the Listed Warrants (1) may be less than the value the holders would have received if they had exercised their Listed Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Listed Warrants.

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

Certain shareholders own a significant percentage of the outstanding Ordinary Shares. See “Item 7. Major Shareholders and Related Party Transactions-7.A. Major Shareholders.” For so long as these shareholders continue to own a significant percentage of our Ordinary Shares, they will be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period, these shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, while other shareholders may have limited ability to influence corporate decisions or the outcome of shareholder votes. In particular, for so long as these shareholders continue to have a significant percentage of the outstanding Ordinary Shares, they will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company and ultimately might affect the market price of the Ordinary Shares.

The Irish Takeover Rules may affect takeover transactions involving the Company and limit the ability of potential acquirers to obtain control.

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

Provisions in the Company’s M&A and under Irish law may delay or prevent a change of control and limit shareholders’ ability to influence corporate matters.

Provisions in the Company’s M&A may have the effect of delaying or preventing a change of control or changes in the Company’s management. The Company’s M&A include provisions that: (i) require that the Company’s board of directors is classified into three classes of directors with staggered three-year terms; (ii) permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships; (iii) prohibit shareholder action by written consent without unanimous approval of all holders of Ordinary Shares; (iv) permit the board of directors to issue preference shares without shareholder approval, with such rights, preferences and privileges as it may designate; and (v) allow the board of directors to adopt a shareholder rights plan upon such terms and conditions as it deems expedient and in the best interests of the Company.

These provisions could discourage, delay or prevent a transaction that shareholders may consider favorable, including a takeover, and could limit the market price of the Ordinary Shares.

As a foreign private issuer, the Company is exempt from certain U.S. reporting and governance requirements, which may result in less information and fewer protections for investors.

A foreign private issuer under the Exchange Act is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a foreign private issuer, we are exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. Our principal shareholders are exempt from the reporting provisions and from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act with respect to their acquisition and disposition of our Ordinary Shares. Accordingly, there may be less publicly available information concerning the Company than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by the Company in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules we are subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. Except for our intention to comply with the Irish law in lieu of the requirements set forth in Nasdaq Listing Rules 5635(b) and 5635(d) as described in “Item 16.G. Corporate Governance” we do not currently intend to follow any Irish corporate governance practices in lieu of Nasdaq corporate governance rules, but we cannot assure you that this will not change. If the Company determines to follow any other Irish corporate governance practices in lieu of Nasdaq corporate governance standards, we will disclose each Nasdaq rule that we do not intend to follow and describe the Irish practice that we will follow in lieu thereof.

As a result of these exemptions and differences, investors may have access to less information about the Company and may benefit from fewer protections than they would if the Company were subject to the full requirements applicable to U.S. domestic issuers, which could make it more difficult to evaluate the Company and could adversely affect the market price and liquidity of the Ordinary Shares and Listed Warrants.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

In the future, we would lose our foreign private issuer status if many of our shareholders, directors or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although our management has elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements. Members of our board of directors, our officers, and our principal shareholders will become subject to the short-swing profit disclosure and recovery provisions, and our principal shareholders will become subject to reporting provisions, of Section 16 of the Exchange Act with respect to their acquisition and disposition of our Ordinary Shares. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers and convert from IFRS to U.S. GAAP. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Risks related to Enforcement of Rights and our Status as a Non-U.S. Company

The Company’s M&A contains exclusive forum provisions for certain claims, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or employees.

The Company’s M&A provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act of 1933 (the “Federal Forum Provision”). As a result, claims brought by shareholders under the Securities Act must generally be brought in federal court and cannot be brought in state court. Claims arising under the Exchange Act are already subject to exclusive federal jurisdiction, and the Company’s M&A confirms this position.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of the Company’s securities shall be deemed to have notice of and consented to the Company’s exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable and may increase the costs associated with pursuing such claims, which may discourage lawsuits against the Company and its directors, officers and employees.

In addition, there can be no assurance that these provisions will be enforced by a court. While similar federal forum provisions have been upheld by courts, including the Delaware Supreme Court, there can be no assurance that courts will continue to uphold or enforce such provisions in all circumstances or in any particular case. If these provisions are not enforced, the Company may incur additional costs associated with resolving such matters in other jurisdictions.

As a matter of Irish law, the Company’s shareholders are bound by the provisions of the Company’s M&A. An Irish court would be expected to recognize the exclusive jurisdiction of the federal district courts of the United States of America in respect of causes of action arising under the Exchange Act or the Securities Act 1933.

The jurisdiction and choice of law clauses set forth in the Company’s Warrants, together with its status as an Irish company, may limit a warrant holder’s ability to effectively pursue its legal rights.

Our Warrants generally provide that disputes arising under the applicable Warrant are governed by New York law and that the Company consents to exclusive jurisdiction in state and federal courts of the State of New York. This provision may limit the ability of warrant holders to bring a claim against the Company other than in courts of the State of New York and may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes under the applicable warrant or warrant agreement. Certain of our Warrants, however, also expressly make clear that this choice of law and forum provision shall not restrict a warrant holder from bringing a claim under the Exchange Act in any federal or state court having jurisdiction over such claim. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Irrespective of the ability of a warrant holder to bring an action in any such forum, due to the fact that we are an Irish company with all of our properties located outside of the United States, if a warrant holder brings a claim against us under the applicable Warrant agreement, the Securities Act or Exchange Act, or otherwise, such warrant holder may have difficulty pursuing its legal rights against us in any United States courts having jurisdiction over any such claims.

Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are formed under Irish law.

We are a company formed under the laws of Ireland, all of our properties are located outside of the United States, a majority of our directors and officers reside outside of the United States, the majority of our assets are currently located outside the United States, and a majority of our assets are likely to remain located outside the United States in the future. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights against the Company, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors under United States laws.

Our corporate affairs will be governed by the Company’s M&A, the Irish Companies Act and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Irish law are governed by the Irish Companies Act and the common law of Ireland. The rights of our shareholders and the fiduciary responsibilities of our directors under Irish law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Ireland has a less developed body of securities laws compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

Irish, German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As an Irish public limited company and as a company with its “centre of main interest” in Germany, we are subject to Irish and German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany, Ireland, or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

The Company may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If the Company is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section titled “Item 10.E. Taxation - Material U.S. Federal Income Tax Considerations) of Ordinary Shares or Listed Warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. The Company believes that it was not a PFIC in its 2025 taxable year and does not expect to be treated as a PFIC for the current taxable year or in future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and depends, among other things, upon the composition of the Company’s gross income and assets. Accordingly, there can be no assurance that the Company will not be treated as a PFIC for any taxable year. For a more detailed discussion of certain material U.S. federal income tax consideration that may be relevant to a U.S. Holder in respect of the Company’s PFIC classification, please see the section titled “Item 10.E. Taxation - Material U.S. Federal Income Tax Considerations.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to acquiring, owning and disposing of Ordinary Shares and Listed Warrants.

In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax (“DWT”).

We do not intend to pay dividends on our Ordinary Shares in the foreseeable future. If we were to declare and pay dividends, in certain limited circumstances, DWT (currently at a rate of 25%) may arise in respect of dividends paid on the Ordinary Shares. Whether we will be required to deduct DWT from dividends paid to a shareholder will depend largely on whether the shareholder qualifies for an exemption from DWT under Irish law and has provided a valid DWT Form to his or her broker (in the case of shares held beneficially), or to our transfer agent (in the case of shares held directly). A number of exemptions from DWT exist such that shareholders resident in the U.S. and other exempt countries may be entitled to exemptions from DWT. Where an exemption from DWT does not apply in respect of a distribution made to a holder of Ordinary Shares, the Company is responsible for withholding DWT prior to making such distribution and remitting the relevant payment to the Revenue Commissioners of Ireland.

Shareholders resident in the U.S. who are beneficially entitled to any dividends paid on their Ordinary Shares and who hold their Ordinary Shares through DTC will not be subject to dividend withholding tax, provided the addresses of the beneficial owners of such Ordinary Shares in the records of the brokers holding such Ordinary Shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by the Company). However, other holders of Ordinary Shares may be subject to dividend withholding tax, which could adversely affect the price of their Ordinary Shares.

See “Item 10.E. Taxation - Anticipated Material Irish Tax Consequences to Non-Irish Holders of ADSE Holdco Securities.”

Ordinary Shares or Listed Warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of Ordinary Shares or Listed Warrants irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Ordinary Shares and Listed Warrants will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents.

It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of holding Ordinary Shares and Listed Warrants in, and receiving distributions from, the Company.

A transfer of Ordinary Shares or Listed Warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

Transfers of Ordinary Shares and Listed Warrants effected by means of the transfer of book entry interests in the Depositary Trust Company (“DTC”) will not be subject to Irish stamp duty. It is anticipated that the majority of Ordinary Shares and Listed Warrants will be traded through DTC by brokers who hold such shares on behalf of customers.

However, if you hold your Ordinary Shares and/or Listed Warrants directly rather than beneficially through DTC, or if you hold the shares beneficially (i.e. through DTC) but transfer to a buyer who holds the acquired Ordinary Shares and/or Listed Warrants directly, the transfer of your Ordinary Shares and/or Listed Warrants could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the Ordinary Shares or Listed Warrants acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your Ordinary Shares.

A shareholder who directly holds shares may transfer those shares into his or her own broker account to be held through DTC without giving rise to Irish stamp duty provided that the shareholder has confirmed to our transfer agent that there is no change in the beneficial ownership of the shares as a result of the transfer and the transfer into DTC is not effected in contemplation of a sale of such shares by the beneficial owner to a third party.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland (“ADSE Holdco”, the “Company”, “we”, “us”, “our” or similar terms), was incorporated in Ireland on July 26, 2021 as a public limited company. ADSE Holdco serves as a holding company for ADSE GM and its subsidiaries. Prior to the Business Combination Transactions in December 2021, we did not conduct any material activities other than those incidental to our formation and certain matters related to such business combination, such as the making of certain required securities law filings. Upon the consummation of the Business Combination Transactions in December 2021, ADSE GM became the direct, wholly owned subsidiary of ADSE Holdco and holds all material assets and conducts all business activities and operations of ADSE Holdco, and the securityholders of ADSE GM and European Sustainable Growth Acquisition Corp. became securityholders of ADSE Holdco. The Company’s principal executive office is located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company’s telephone number is +353 1 920 1000.

ADSE Holdco is subject to certain of the informational filing requirements of the Exchange Act. Since ADSE Holdco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. The principal shareholders of ADSE Holdco are exempt from the reporting provisions, and the members of the board of directors, the officers, and the principal shareholders of ADSE Holdco are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their acquisition and disposition of the Ordinary Shares. In addition, ADSE Holdco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, ADSE Holdco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm and is subject to the provisions of the Irish Companies Act.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that ADSE Holdco files with or furnishes electronically to the SEC. Such information can also be found on ADSE Holdco’s website (https://www.ads-tec-energy.com/en/). The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report.

4.B. Business Overview

Introduction

ADSE develops and provides battery-based energy infrastructure solutions designed to support the electrification of mobility and the increasing integration of renewable energy sources. Its core activities include battery-buffered ultra-fast charging solutions and battery energy storage systems (“BESS”), with more than 2,500 charge points delivered and over 2.5 GWh of installed storage capacity to date, complemented by software platforms, lifecycle services and, increasingly, infrastructure-related activities, including the operation of energy assets and the development of large-scale storage projects.

The Company operates in markets undergoing a structural transformation toward a more decentralized, carbon-neutral and electrified energy system. This transformation is driven by the growing electrification of mobility and industry and the increasing integration of renewable energy sources, which are leading to higher and more volatile electricity demand and placing increasing strain on existing energy infrastructure. In particular, the rapid growth of electric vehicles is expected to require a substantial expansion of charging infrastructure, with approximately 3.5 million public charging points required in Europe by 2030. In parallel, the intermittency of renewable energy and rising demand peaks contribute to increased volatility in power supply and consumption, driving demand for battery storage and integrated energy systems, with battery storage deployment reaching record annual additions of more than 27 GWh in Europe in 2025.

ADSE’s product and service offering comprises the sale of battery-buffered charging systems and battery energy storage systems for commercial, industrial and infrastructure applications, which are typically sold to customers under hardware sales contracts on a project or multi-site rollout basis. These hardware solutions are complemented by digital energy management platforms and lifecycle services, including monitoring, maintenance and service agreements, which support system performance over time and contribute to recurring revenue streams. In addition, the Company has begun expanding its business model to include Own & Operate (“O&O”) activities, under which it participates more directly in the operation of infrastructure assets and related revenue streams, including charging, energy trading and other energy-related services. The Company is also engaged in the development of large-scale battery storage projects, including a unique project with a planned capacity of approximately 1 GW and up to 4 GWh, and this expansion reflects a broader shift from a primarily hardware-driven model toward a more diversified business model with a growing focus on recurring revenues.

In this context, ADSE’s solutions are designed to address the structural constraints of existing energy infrastructure, particularly the mismatch between available grid capacity and increasing, time-sensitive power demand. The Company’s platform enables electricity to be stored locally and delivered at high power independently of immediate grid availability, while also allowing energy flows to be monitored, controlled and optimized over time. To support this functionality, ADSE develops key elements of its systems in-house, including battery systems, control architecture and digital management software, which are integrated into a combined hardware and software solution. This integrated approach enables the deployment and operation of scalable charging and storage infrastructure across a range of applications, including both customer-owned systems and infrastructure projects operated by the Company, and supports the generation of multiple value streams from energy usage and management.

The Company’s recent financial performance reflects the transition it is currently undergoing. Following a period of continuous growth, with revenues increasing from approximately EUR 26.4 million in 2022 to EUR 110.0 million in 2024, revenues declined to approximately EUR 31.6 million in 2025, accompanied by a decrease in operating results. This development was primarily driven by the combined impact of the insolvency of a key customer in the charging hardware business and the Company’s ongoing shift toward new business lines that had not yet translated into revenues. As these business lines continue to develop and scale, the Company expects an increasing contribution from recurring revenue streams and a gradual transition toward a more stable and diversified revenue base over time.

Industry Background and Market Opportunity

The global energy system is undergoing a fundamental transformation toward a more decentralized, carbon-neutral and electrified model. This transition is driven by the increasing integration of renewable energy sources, such as wind and solar power, as well as the ongoing electrification of mobility and industry. As a result, existing energy infrastructures, originally designed for centralized generation and predictable consumption patterns, are increasingly challenged by more volatile generation profiles and rising, less predictable demand peaks, creating growing imbalances between energy supply and demand and placing strain on existing grid capacity.

One of the key drivers of this transformation is the electrification of transport, which is driving the rapid development of the electric vehicle (“EV”) market. The ramp-up of electric mobility over the past decade has evolved from a niche phenomenon into a large-scale industrial transformation, characterized by exponential growth dynamics, increasing market maturity, and strong structural tailwinds. While early adoption was primarily policy-driven and concentrated in a few leading markets, recent data indicates that the transition is now entering a broader phase of global scaling.

Globally, the EV market has demonstrated sustained high growth rates. According to the International Energy Agency, the global EV fleet is expected to expand from fewer than 45 million vehicles in 2023 to approximately 250 million by 2030 and more than 500 million by 2035, implying annual growth rates of over 20%. This trajectory reflects not only regulatory support but also improving economics, technological progress, and increasing consumer acceptance. Complementary forecasts by Gartner estimate that around 85 million EVs will already be on the road by 2025, representing a 33% year-on-year increase.

However, the ramp-up is not linear. Industry analyses consistently describe the transition as S-shaped, with an initial slow adoption phase followed by rapid acceleration and eventual maturation. Current market dynamics suggest that many regions—particularly Europe and China—are now entering the steep growth phase. For example, EV sales grew by over 40% year-on-year in early 2025 across major markets, indicating strong momentum despite short-term fluctuations. At the same time, adoption remains heterogeneous, with leading markets significantly ahead of laggards due to differences in policy frameworks, infrastructure availability, and consumer incentives.

Insights from Horváth & Partners provide an important microeconomic perspective on this transition. Their recent surveys show that consumer willingness to adopt EVs is rising sharply, even in markets that have experienced temporary slowdowns. In Germany, for instance, the share of consumers considering the purchase of an electric vehicle doubled to 58% in early 2025, while the proportion of outright rejecters declined significantly. Across Europe, approximately one-third of consumers indicate a willingness to choose a battery electric vehicle as their next car, with significantly higher shares in leading markets such as Scandinavia.

This data highlights a critical inflection point: while short-term sales may fluctuate due to subsidy changes or macroeconomic conditions, underlying demand is structurally increasing. Horváth’s findings suggest that the market is transitioning from a subsidy-driven phase to a demand-driven phase, where total cost of ownership (TCO), usability, and infrastructure availability become the decisive factors.

From a structural perspective, three key drivers underpin the continued acceleration of electric mobility:

First, improving economics are closing the gap between EVs and internal combustion engine (ICE) vehicles. In several segments, particularly fleet applications, EVs already achieve TCO parity or superiority due to lower energy and maintenance costs. This is especially relevant for high-utilization vehicles such as delivery vans and service fleets, where operating cost advantages scale rapidly.

Second, technology and infrastructure are co-evolving. The expansion of charging infrastructure is not only responding to EV adoption but actively enabling it, creating a reinforcing feedback loop. Academic research confirms a strong causal relationship between charging infrastructure availability and EV uptake, particularly in early and growth phases of the market.

Third, policy and regulatory frameworks continue to provide long-term direction, even if short-term incentives fluctuate. Many countries have defined clear targets for phasing out ICE vehicles, creating planning certainty for manufacturers and infrastructure providers.

At the same time, the ramp-up is subject to cyclical and regional variations. Some forecasts, such as those by Goldman Sachs, point to a potential moderation in adoption speed in certain markets due to policy adjustments or affordability constraints, with EVs projected to reach around 25% of global vehicle sales by 2030. These variations, however, should be interpreted as temporary deviations within a long-term structural growth trajectory, rather than a reversal of the electrification trend.

In summary, the ramp-up of electric mobility can be characterized as a structural, multi-decade transition that is currently moving from early adoption into mass-market scaling. The forecasts from Horváth & Partners reinforce the view that underlying consumer demand is accelerating, even in the face of short-term market volatility. Combined with strong global growth projections and improving economic fundamentals, this suggests that electric mobility will continue to expand rapidly, thereby intensifying demands on energy infrastructure and reinforcing the need for solutions that can address grid constraints and variability.

The rapid electrification of transport—particularly in commercial fleets—is fundamentally reshaping the economics of charging infrastructure. In this context, battery-buffered DC fast charging is emerging not merely as a technological alternative, but as the economically superior and ultimately dominant solution compared to AC wallboxes and conventional grid-bound DC charging.

The core value proposition lies in solving the infrastructure bottleneck between power demand and grid capacity. As fleets transition from internal combustion engine (ICE) vehicles to electric vehicles (EVs), charging demand becomes both highly concentrated and time-sensitive. Depot-based fleets—ranging from passenger vehicles to light commercial trucks—often require simultaneous charging during limited dwell times. Traditional AC charging (3.7–22 kW) fails to meet these operational requirements, as it cannot support high asset utilization or rapid turnaround. This directly constrains fleet productivity and delays EV adoption.

Conventional high-power DC charging, while addressing speed, introduces a different economic constraint: prohibitively high grid connection costs and demand charges. Scaling such infrastructure requires significant upfront capital expenditure (CAPEX) for grid upgrades, transformers, and permitting, as well as ongoing operational expenditure (OPEX) driven by peak demand tariffs. These factors materially weaken project returns and slow deployment.

Battery-buffered DC fast charging fundamentally changes this equation. By decoupling energy intake from energy delivery, these systems enable ultra-fast charging (up to 320 kW) while operating on significantly lower grid connection capacity (22-110kW). This creates three critical economic advantages:

1.	CAPEX Reduction: Avoidance or deferral of costly grid upgrades can reduce initial infrastructure investment substantially, improving project IRR and shortening payback periods.

2.	OPEX Optimization: Peak shaving and load management reduce demand charges or optimize purchase pricing for electricity, which are often a dominant component of electricity costs in commercial settings.

3.	Higher Asset Utilization: Faster charging enables more vehicles to be served per charger per day, increasing revenue per installed asset and improving capital efficiency.

As a result, battery-buffered systems can deliver materially lower total cost of ownership (TCO) at both the infrastructure and fleet level. For fleet operators, this translates into a compelling business case: EVs already benefit from lower energy and maintenance costs compared to ICE vehicles, and buffered fast charging ensures that operational constraints—such as downtime and charging bottlenecks—do not erode these advantages. This is particularly critical in high-utilization segments such as last-mile delivery, service fleets, and light commercial transport, where uptime directly drives revenue.

Importantly, the macroeconomic environment further strengthens this investment thesis. Persistently high and volatile prices for oil, gas, gasoline, and diesel continue to increase the operating costs of ICE fleets. At the same time, these energy sources remain exposed to geopolitical risks and supply chain disruptions—most notably chokepoints such as the Strait of Hormuz. Electricity, by contrast, is inherently more local, diversifiable, and increasingly renewable. When combined with on-site generation (e.g., solar PV) and battery storage, charging infrastructure can achieve a high degree of energy independence and price stability, insulating operators from global commodity volatility.

Beyond cost savings, battery-buffered systems also unlock new revenue streams and business models. Stored energy can be optimized through time-of-use arbitrage, participation in ancillary service markets, or integration into virtual power plants. This transforms charging infrastructure from a pure cost center into a multi-functional energy asset, capable of generating recurring revenues over its lifecycle.

From a strategic standpoint, battery-buffered DC fast charging represents a scalable, future-proof infrastructure layer. It enables rapid deployment in grid-constrained environments—urban areas, logistics hubs, retail locations—where demand for EV charging is growing fastest but grid expansion is slowest. This positions the technology as a critical enabler of mass EV adoption. Battery-buffered DC fast charging is not simply a technical enhancement—it is a structural solution to the economic and infrastructural constraints of electrification. By reducing CAPEX, optimizing OPEX, increasing asset utilization, and enabling new revenue streams, it delivers a superior investment profile compared to both AC charging and conventional DC infrastructure. In a world of rising fossil fuel costs, increasing electrification, and constrained grids, it is poised to become the dominant architecture for next-generation charging infrastructure.

Beyond the electrification of transport, similar structural dynamics are also shaping energy demand more broadly across commercial and industrial applications. The increasing penetration of renewable energy sources, combined with higher and more volatile electricity consumption driven by electrification, is placing additional strain on existing energy systems. In this context, battery energy storage systems (“BESS”) are becoming an increasingly important component of energy infrastructure, enabling greater flexibility, improved grid stability and more efficient management of energy supply and demand across commercial and industrial sites.

The European market for BESS is currently undergoing a phase of rapid expansion. In recent years, BESS has evolved from a niche flexibility solution into a core infrastructure component of the energy transition. The market is already valued at around USD 25 billion and is expected to grow significantly, supported by falling battery costs and supportive regulatory frameworks such as the EU Renewable Energy Directive, which mandates a substantial increase in renewable energy shares by 2030.

A defining characteristic of the current market is the shift toward large-scale deployment and system relevance. Installed battery capacity in Europe has increased dramatically—reaching more than 77 GWh in 2025—and is expected to grow several-fold over the next decade. Annual additions are accelerating, with more than 27 GWh deployed in 2025 alone, primarily driven by utility-scale systems . Long-term projections indicate a sixfold increase in annual installations by 2029 and total installed capacity approaching 400 GWh, underlining the scale of the transformation .. This growth is fundamentally linked to the rapid expansion of renewable energy, particularly solar and wind, which already account for a substantial share of electricity generation but require storage to manage intermittency and stabilize the grid.

Within this broader market, two system categories emerge as particularly relevant: mid-scale systems around 600 kWh and containerized large-scale systems in the range of 5 MWh per unit. These two segments serve different but increasingly complementary applications.

Mid-scale systems (~600 kWh) are primarily deployed in the commercial and industrial (C&I) segment and increasingly in charging infrastructure and distributed energy systems. Their key value lies in behind-the-meter optimization, including peak shaving, self-consumption optimization, and resilience. In Europe, this segment is still underpenetrated compared to residential storage, with attachment rates in the C&I sector remaining below 5%, indicating significant growth potential. As electricity price volatility and dynamic tariffs increase, these systems enable businesses to actively manage energy costs and reduce exposure to peak pricing. When combined with EV charging, particularly high-power charging, 600 kWh-class systems allow for local buffering, reducing grid connection requirements and enabling new electrification use cases.

In contrast, large-scale systems (~5 MWh per unit) are the building blocks of utility-scale and infrastructure projects. These systems are typically deployed in modular configurations, where multiple units are aggregated into projects ranging from tens to hundreds of megawatt-hours, and increasingly into the gigawatt-hour scale. Their primary applications include grid balancing, frequency regulation, renewable integration, and energy trading. A key market trend is the increasing size of projects and co-location with renewable assets, particularly solar PV and wind farms, allowing excess generation to be stored and dispatched when needed . This trend is reinforced by the economic attractiveness of co-located systems: studies show that solar PV combined with battery storage can achieve significantly lower levelized costs of electricity compared to fossil-based generation alternatives.

A critical development across both segments is the concept of scalability and revenue stacking. Individual battery units—whether 600 kWh or 5 MWh—are increasingly deployed as part of larger, orchestrated systems that can deliver multiple value streams simultaneously. These include arbitrage (buy low, sell high), ancillary services (frequency containment reserves), capacity markets, and grid congestion management. The ability to stack revenues is becoming a key driver of project economics and investor interest, transforming BESS from a single-use asset into a multi-functional energy platform.

From a policy perspective, the European BESS market is strongly shaped by the continent’s strategic objective to reduce dependence on fossil fuels and external energy imports, particularly in the aftermath of geopolitical disruptions affecting oil and gas supply. The EU and its member states are actively promoting energy storage as a means of increasing energy sovereignty, stabilizing electricity systems, and enabling higher shares of locally produced renewable energy. Initiatives such as the European Commission’s Battery Booster strategy and funding programs for battery manufacturing and deployment reflect this priority. At the same time, several countries have introduced capacity mechanisms, long-term contracts, and subsidies to incentivize large-scale storage deployment.

This political push is closely linked to a broader structural shift: electricity is increasingly seen as a strategic, locally controllable energy carrier, in contrast to oil and gas, which are subject to global supply chains and geopolitical chokepoints. The rapid expansion of solar generation combined with battery storage in Central Europe, for example, has already enabled significant reductions in fossil fuel dependence and demonstrated the potential for domestically produced energy systems.

While the market still faces challenges, including regulatory fragmentation across member states, permitting delays, grid connection bottlenecks and a lack of standardized market frameworks for monetizing storage services, these constraints are increasingly recognized and addressed at both EU and national levels, contributing to a gradual improvement in the regulatory and investment environment and supporting the continued expansion of battery storage across Europe.

Our Solution and Business Model

The Company’s solution has been developed in response to the structural constraints of the evolving energy system, in particular the increasing need to manage energy flows in environments characterized by electrification, volatility and limited grid capacity. At the core of its approach is the integration of battery-based energy storage directly into energy applications, enabling electricity to be stored and used flexibly at the point of consumption.

By combining energy storage with energy delivery, the Company’s systems allow high power to be provided independently of the instantaneous availability of grid capacity. This is particularly relevant in the context of electric mobility, where charging infrastructure must deliver high power in environments with limited grid capacity. The integration of battery storage into such systems enables ultra-fast charging in these locations and addresses a key bottleneck in the scaling of electric mobility. This approach is reinforced by the concept of “battery-based intelligent flexibility,” which positions battery storage systems as a key technology for dynamically managing energy flows.

Building on this solution, the Company’s business model focuses on scaling and commercializing an integrated platform that combines hardware, software and energy-related services. A central component of the Company’s approach is the expansion of its ultra-fast charging business in the context of electric mobility. In this area, ADSE relies on battery-buffered fast-charging systems, which enable high-power charging in locations where existing grid infrastructure is insufficient. By combining charging infrastructure with energy storage, the Company addresses a major bottleneck in the scaling of electric mobility while positioning itself in a growing market segment.

Another key element of the Company’s approach is the development and commercialization of BESS, which are deployed both in decentralized applications and in large-scale infrastructure projects. The Company is increasingly focusing on larger storage projects in the double-digit megawatt range as well as on long-term developments with capacities in the gigawatt-hour scale. These projects contribute to grid stabilization and enable participation in energy markets and ancillary services.

Furthermore, the Company is transitioning from a pure technology provider to a more vertically integrated model. This development includes not only the delivery of hardware but increasingly also services such as project planning, financing, operation and digital energy management. In this context, the establishment of recurring revenue streams is becoming increasingly important. The Company aims to generate a growing share of its revenues from long-term service contracts, the operation of its own assets and energy-related activities such as energy trading.

This approach is further supported by a consistent internationalization approach and the use of digital technologies, particularly cloud-based platforms and digital twins for optimizing operational processes. Taken together, these elements are intended to support the Company’s development as a provider of integrated energy infrastructure solutions and to enable participation across multiple stages of the energy value chain.

Our Strengths

The following competitive strengths have contributed to our success thus far and position us well for future growth.

Proven Technological and Operational Track Record. ADSE has longstanding experience in the development and integration of battery and energy systems, with approximately 20 years of experience in designing and producing energy and battery solutions. This experience is complemented by more than 15 years of operational expertise in lithium-ion storage technologies, including systems deployed in frequency regulation applications for over a decade. This track record provides the Company with practical expertise in system design, integration and long-term operation, which is particularly relevant for the execution of complex and large-scale projects.

Commercial Deployment at Scale Across Use Cases. The Company’s technology is commercially deployed across a broad range of applications and markets. ADSE has delivered more than 3,700 battery-buffered charge points across more than 40 countries, representing approx. 300 MWh of installed capacity. In addition, its battery storage systems have been deployed at scale, with more than 2.5 GWh of installed storage capacity and a track record that includes the delivery of more than 30 utility-scale projects. These deployments span multiple use cases, including automotive OEM dealerships, urban charging infrastructure and charging solutions for commercial vehicles in grid-constrained environments, and demonstrate the functionality of the Company’s systems under real-world operating conditions.

Integrated Platform with In-House Capabilities and Recurring Revenue Potential. A key strength of ADSE is its integrated technology platform, which combines battery systems, power electronics and software solutions and is developed largely in-house. The Company develops key components of its systems internally, including battery systems, control technology and software, which supports coordination across system components and reduces dependence on external suppliers. The platform is designed to be modular and scalable, allowing it to be deployed across commercial and industrial applications as well as large-scale infrastructure projects. In addition to the supply of hardware systems, the Company provides service agreements, monitoring and operational support and is expanding into the operation of energy infrastructure, including through its Own & Operate model. This integrated approach enables the Company to participate across different stages of the value chain and supports the development of recurring revenue streams and longer-term customer relationships.

Established Customer Relationships and Market Presence. The Company serves a diversified customer base, including industrial companies, utilities and infrastructure operators, and maintains relationships with a number of established counterparties across its markets. These relationships support the deployment of its systems across multiple geographies and use cases.

Capability to Develop and Operate Large-Scale Energy Infrastructure. The Company is developing a unique large-scale battery energy storage project in Germany with a planned capacity of approximately 1 GW and up to 4 GWh. This project includes direct connection to the transmission grid and long-term site control and reflects the Company’s ability to develop and participate in utility-scale energy infrastructure. Furthermore, ADSE is expecting to own and operate up to 49% of this project, which will generate long-term recurring revenues and financial strength.

Experienced Management Team and Institutional Shareholder Base. The Company is led by an experienced management team with long-standing involvement in the business and significant industry expertise. Members of the executive team have extensive experience, in many cases exceeding 25 to 30 years, across industrial, automotive, energy and technology sectors. The Company’s Chief Executive Officer has been involved in the ADSE for decades and has played a central role in the development of the energy business, supporting continuity in strategic execution. The Company also benefits from a concentrated shareholder base that includes both founder-related ownership and institutional investors. This includes strategic and financial investors with experience in industrial and technology sectors, which supports governance, access to capital and long-term development of the business.

Our Strategy

ADSE’s strategy is focused on the implementation and scaling of its integrated energy infrastructure platform across its core business lines, with a particular emphasis on restoring revenue growth, expanding recurring revenue streams and advancing large-scale energy infrastructure projects. The following elements represent the key operational priorities for the near- to medium-term development of the business.

Restoring Growth in Core Product Sales. The Company is focused on increasing sales of its battery-buffered charging systems and battery storage solutions by expanding its customer base, strengthening its commercial organization and further developing its product offering. In particular, the Company is targeting key customer segments such as fleet operators, retail locations and infrastructure providers, and is working to convert its existing sales pipeline into executed contracts.

Development and Scaling of Additional Business Lines. The Company is progressing the development and commercialization of additional business lines, including service and maintenance offerings and software-enabled energy management solutions, O&O activities and the ADSE’s large-scale utility BESS project with ~1GW and 4GWh (the “SKM Project”). These activities are being developed in parallel, with a focus on establishing scalable operating structures and generating incremental revenue contributions over time.

Expansion of Service and Lifecycle Offerings. The Company is increasing its focus on service and lifecycle offerings associated with its installed base of charging and battery storage systems. This includes expanding the scope and penetration of long-term service and maintenance contracts, strengthening its service organization and increasing the number of systems under active service agreements. In parallel, the Company is further developing its digital service capabilities, including monitoring, diagnostics and energy management solutions, with the objective of enhancing system performance, supporting customer operations and generating recurring service revenues over time.

Rollout of the Own & Operate (O&O) Model. The Company is implementing the rollout of its O&O model, under which it deploys and operates charging infrastructure at selected locations in Germany. This includes securing suitable sites, deploying charging systems and establishing operational capabilities for asset management. The Company focuses on locations with attractive utilization potential and is expanding its network of site partners to support the rollout.

Advancement of the SKM Project to Ready-to-Build (RTB). A key priority is achieving ready-to-build (RTB) status for the SKM Project within the planned timeframe. To this end, the Company is focused on completing the remaining development workstreams, including the finalization of the construction permitting process and the establishment of binding grid connection arrangements, including the negotiation of final technical and commercial terms with the transmission system operator. In parallel, the Company continues to engage with suppliers, engineering partners and other counterparties to ensure execution readiness for the construction phase.

Financing and Partnership Strategy for the SKM Project. The Company is implementing a structured funding approach for the SKM Project, combining external equity participation and long-term project financing. The Company actively engages with potential investors and lenders to secure the capital required for construction and long-term operation of the project. In connection with the achievement of RTB status, the Company plans to proceed with construction and to pursue the sale of a minority stake in the project to a third-party equity partner, in order to secure additional capital and share project-related risks.

Geographic Expansion and Operational Scaling. The Company continues to expand its activities beyond its core markets, particularly in Europe and North America, and is working to establish scalable operational processes to support this expansion. This includes strengthening local sales and service capabilities and adapting its offerings to local regulatory and market requirements.

Products and Services

The Company’s products and services are designed to address the evolving requirements of energy infrastructure and electrification and reflect the strategy described above. ADSE offers a portfolio that includes battery-buffered charging solutions, commercial and industrial battery energy storage systems, and a range of lifecycle and digital services, complemented by infrastructure-related activities such as the operation of energy assets and the development of large-scale battery storage projects. These offerings are deployed across a range of commercial, industrial and infrastructure applications and support both one-off system sales and the generation of recurring revenue streams.

The Company generates revenues from these product and service categories across multiple geographic markets. The following tables present (i) revenue from contracts with customers disaggregated by major product categories and (ii) the breakdown of total revenues by geographic region for each of the last three financial years:

Major Products (kEUR)	2025	2024	2023
Charging	18,740	102,533	89,323
Service	10,277	5,603	2,004
Commercial and industrial	2,190	1,677	15,788
Other	352	200	227
Total	31,559	110,013	107,384

Revenue by Region (kEUR)	2025	2024	2023
Germany	15,654	83,662	77,449
Rest of Europe	12,939	20,507	24,541
United States of America	2,454	5,623	4,971
Rest of the world	512	221	423
Total	31,559	110,013	107,384

The following sections describe the Company’s principal product and service offerings in more detail.

Battery-buffered charging solutions

With its battery-buffered charging portfolio, ADSE focuses on the following market segments and target groups:

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

The portfolio comprises three platforms:

ChargeBox. This is the existing system which is certified in Europe (CE) and the US (UL). The product is in full production and we currently have capacity to produce up to 5,000 systems per year. It can be connected to existing low power grids, starting with approximately 39kW at 400 V. The ChargeBox is perfect for separated installations of up to two dispensers and the ChargeBox which contains the battery and power inverters. Based on a very small footprint (approx. 1.2 x 1.2 meters), the ChargeBox can be installed almost anywhere where space is scarce. Up to two dispensers (charging cable outlets) can be installed separated up to 100m with a small footprint of approximately 400 x 400mm.

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

ChargeTrailer. The ChargeTrailer is a high power charging system in the form of a standard truck trailer size and weight. Ten electric vehicles can be charged simultaneously with up to 320 kW each. The battery modules currently have a storage capacity of 2.1MWh. It is effectively a mobile ultra-high power charge park. The charging technology is suitable to a variety of use cases including the installation on high-traffic routes during holiday periods, for marketing or press events, for driving events of electrified vehicles and as a charging facility at festivals. The trailers are planned by ADSE’s customers to travel all over Europe providing temporary charging power.

The truck has several integrated inverters, air-conditioning, an energy management unit, a security firewall, as well as a communication unit via mobile radio and DC-charging technology. The ChargeTrailer offers a scalable AC connection to the 400 V distribution grid. The ChargeTrailer is designed for outdoor use.

ChargePost

ChargeBox

ChargeTrailer

In addition to the portfolio described above, the Company is expanding its business model to include O&O activities. Until now, ADSE has been a provider of intelligent, battery-based, decentralized platform solutions for B2B customers like oil & gas companies, utilities, c-stores, supermarkets, DIY stores, fleet operators and many more. This means that B2B customers purchase ADSE products on a one-off basis. ADSE also offers service level agreements, which secure the operation of critical infrastructure for their B2B customers over decades and in turn ensure recurring revenues on ADS-TEC’s balance sheet.

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

This proven business model is supplemented by the following services for selected projects: Financing, installation and commissioning as well as operation of the assets for charging, energy trading and advertising applications (DOOH). To roll-out the O&O model, ADSE has already secured more than 150 sites at exclusive retailer locations in Germany. As the Company continues to deploy battery-buffered solutions and increase the number of systems installed in the field, recurring revenues from ultra-fast charging, energy trading and advertising are expected to increase over time.

Commercial & Industrial BESS solutions (battery energy storage systems)

With its C&I portfolio, ADSE focuses on the following market segments and target groups:

Our product offerings in C&I include the BESS5000 and the BESS760.

To address the market demand, ADSE offers the following portfolio: For large-scale applications, ADSE supplies custom battery systems as complete 20- or 40-foot container solutions with up to the MW and MWh capacity. The modular design and the comprehensive IT management system allow virtually unlimited scalability of the container solution. Projects with the BESS5000 or BESS760 will be realized with power electronics and inverters from various manufacturers.

With the BESS5000 and the BESS760, ADSE is well-suited to address key challenges for the transition to a majority-electric world.

In addition, the Company offers digital services that support a range of customer projects, from charging infrastructure to large-scale BESS applications. The energy management product portfolio ranges from offline versions of a decentralized individual system to complex connected systems. ADSE’s current portfolio includes its own BMS with a Digital Twin, Big-LinX Energy and the Energy Management System.

The integrated BMS is an in-house solution that facilitates monitoring of battery cells during the operation. Big-LinX Energy is a cloud-based solution for monitoring the system from anywhere and enables the administration and remote management of the installed systems. In addition, the Energy Management system enables the operator to locally control the systems. Since ADSE has access to the software, it is possible to provide interfaces and customized adaptations, which allow operators and power companies to interconnect with ADSE platforms and integrate these into their own energy management systems.

Services

The service offering of ADSE is designed as a comprehensive, lifecycle-oriented support model that complements its hardware and software platforms for battery storage and ultra-fast charging. Rather than positioning services as an add-on, the Company emphasizes a holistic “service from a single source” approach, aiming to ensure high system availability, operational efficiency, and long-term economic performance for its customers. As a result, the service portfolio combines technical support, digital monitoring, contractual service structures, spare parts logistics and customer training.

At the core of this offering is the idea of acting as a long-term partner across the entire lifecycle of energy systems, from installation and commissioning through operation, optimization, and eventual upgrades. Customers are supported by a dedicated service organization (“ServiceCrew”) that provides both technical and commercial assistance, enabling operators of charging infrastructure and battery storage systems to focus on their core business while ADSE ensures system performance and reliability.

A central pillar of the service portfolio is the combination of remote and on-site services. Remote services include real-time monitoring, diagnostics, and troubleshooting, allowing experts to identify and resolve issues quickly without physical intervention. This capability significantly reduces downtime, improves response times, and enhances overall system availability. On-site services complement this with physical maintenance, inspections, repairs, and system upgrades, ensuring stable and optimized operation over time.

Another key element is the provision of structured service agreements, which are designed to offer predictable performance and cost control. These agreements typically range from basic remote support packages to more comprehensive options that include preventive maintenance, continuous monitoring, and even guaranteed system availability. In addition, customers can extend warranties—up to ten years—providing long-term security and aligning service costs with asset lifecycles.

The service offering is further complemented by spare parts management, ensuring the availability of original components and rapid replacement in case of wear or failure. This includes consulting, tailored spare parts packages, and global delivery, all aimed at minimizing operational disruptions and maintaining system integrity over time.

In addition, ADSE places strong emphasis on customer enablement through training programs. These trainings are designed to equip customer teams with the knowledge required to operate systems efficiently, perform basic maintenance, and handle standard fault scenarios independently. This not only increases system uptime but also reduces operational dependency and costs.

Importantly, the service portfolio is closely integrated with the Company’s broader technological approach. Since ADSE develops its battery storage and charging platforms in-house—including software, cloud connectivity, and digital twin capabilities—its services extend beyond traditional maintenance to include data-driven optimization and continuous performance improvement. This integration enables higher transparency, predictive maintenance, and ultimately a stronger focus on total cost of ownership (TCO) for customers.

A large-scale utility BESS project with ~1GW and 4GWh (SKM project)

The Company is developing a large-scale battery storage project in Baden-Württemberg, Germany, with a planned capacity of approximately 1 GW and an initial storage volume of approximately 4 GWh. The project is intended to be deployed as a utility-scale battery energy storage system.

It is designed as an integrated energy system, combining large-scale battery storage with photovoltaic generation. This co-location enhances economic performance by enabling optimized energy sourcing (e.g., charging from on-site solar) and improved revenue stacking across multiple markets, and also reflects a broader strategic shift toward hybrid energy infrastructure, where storage is tightly coupled with renewable generation.

The SKM Project is structured to operate as a long-term infrastructure asset and is intended to support multiple applications, including participation in energy trading, ancillary services and capacity markets, subject to applicable market conditions and regulatory frameworks. In this context, it is expected to contribute to the Company’s broader objective of expanding recurring and infrastructure-related revenue streams.

ADSE is involved across multiple stages of the project lifecycle, including development, technical planning and the preparation of construction and operational structures, with the goal of achieving greater predictability of returns and the ability to capture value across multiple stages of the asset lifecycle.

The SKM Project is currently in the development phase. To date, the Company has secured key elements required for project development, including site selection and long-term land access through contractual arrangements. In addition, the Company has progressed the grid connection process and has obtained grid connection capacity reservation, subject to the finalization of the grid connection agreement. The Company has also made progress in the permitting process, including the preparation and submission of required documentation and engagement with relevant authorities.

The project remains subject to the completion of the construction permitting process and the receipt of final regulatory approvals. In parallel, the Company is advancing technical planning and has initiated discussions with suppliers of battery systems, transformers and other electrical components, as well as with engineering and construction partners, in preparation for the potential construction phase.

Customers

ADSE operates a B2B model and does not sell directly to private end customers. Its products and services are provided to commercial and institutional customers, including utilities, oil and gas companies, charge point operators, fleet operators, commercial and industrial customers, supermarkets and retail operators, and energy service companies.

Customer relationships are typically structured around the supply and deployment of the Company’s systems. Customers generally purchase hardware under sales contracts and, in some cases, enter into long-term service and maintenance agreements. In addition, the Company has begun to operate infrastructure on behalf of customers under its O&O model. Customer engagements are often structured as multi-site deployments or broader rollout programs, particularly for larger customers.

The Company’s revenues are primarily generated through large project-based contracts and multi-site rollouts. As a result, revenue generation depends on the timing and execution of individual projects, as well as the Company’s ability to convert its sales pipeline into executed contracts. This may result in variability in revenues across reporting periods.

ADSE’s customer base includes a limited number of key customers that may account for a significant portion of revenues in a given period. In the past, the Company’s revenues have been concentrated among a small number of customers, with four major customers accounting for approximately 77% of total revenue in 2024 and approximately 49% in 2025. In 2025, approximately 77% of total revenue was generated from the Company’s ten largest customers, with four customers each accounting for approximately 10% of total revenue. While the Company has taken steps to diversify its customer base, revenues remain concentrated to some extent, reflecting the size and nature of individual projects and multi-site rollout programs.

Raw Materials and Suppliers

ADSE sources primarily in European Union and Asia a number of key raw materials, parts and supplies for the assembly of its products. The most significant inputs relate to lithium-ion battery technology and power electronics, which represent a substantial portion of the overall system cost.

-	Battery cells are a core component of both charging systems and battery energy storage systems (BESS) and represent a significant portion of material costs. The Company does not manufacture battery cells itself but procures them from external suppliers for integration into its systems.

-	The systems rely on high-performance power conversion equipment, including inverters, converters and related electronic control units, which are sourced from specialized suppliers and are critical to system efficiency and reliability.

-	Control systems, digital architecture (including BMS and EMS functionality), and monitoring platforms require electronic components and semiconductors.

-	Enclosures, cooling systems, cabling and structural housing components are required for both charging infrastructure and containerized storage systems and are sourced from industrial suppliers.

The Company relies on third-party suppliers for key components used in its charging and battery storage systems. While ADSE strives to source standard components where possible, many components are sourced from single suppliers for which it may not be possible to find an alternative source in a short period of time. Due to ADSE competencies in design and manufacturing and using own generated patents, it expects that in principle almost any supplier can be replaced over time. However, such replacements may require additional development work, which may have negative impact on ADSE’s ability to deliver products and its profitability. In addition, supplier changes may have impact on certification and customer acceptance. Further raw material may be subject to high price volatility.

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

Manufacturing

ADSE performs the final assembly of its products in order to maintain quality control, protect engineering know-how and ensure scalability in response to anticipated growth in demand for energy infrastructure solutions. It is the Company’s strong conviction that the demand for technology enabling the transition into the energy market will grow strongly across all product segments quickly growing into a regulated mass market of energy infrastructure. ADSE has therefore consequently targeted flexible but scalable assembly facilities. The Company’s facilities are designed using industrial best-practice principles, with rigorous process discipline and continuous improvement methodologies to support efficiency and quality control. The production and assembly setup is modular and replicable, allowing facilities to be cloned and expanded within a relatively short timeframe to increase capacity or support geographic expansion.

ADSE benefits from its highly developed production process which combines the advantages from assembly and in-house engineering. Production facilities are currently located around Dresden, Germany, and are designed to support future expansion in line with market growth.

Our Technology

ADSE develops all key components required to ensure operational capability in-house. This includes highly efficient and compact inverters, industrial PCs, routers, and firewalls, as well as the associated software solutions (BMS, EMS, remote monitoring backends, etc.). Battery modules are also designed within ADSE to fit its own product portfolio (charging) in order to enable highly integrated platform solutions for B2B customers. The technology was nominated for the German Future Award in 2022 and won numerous awards in 2024 and 2025 (German Innovation Award, Green Product Award, German Environmental Award, Best of Mobility Award, Red Dot Award). In addition, some of the key components and technologies are protected by patents.

Research & Development

The development division of ADSE plays a strategically critical role within the Company’s transformation from a hardware-focused technology provider into a fully integrated energy infrastructure and platform company. In the context of rapidly evolving energy markets, increasing system complexity, and intensifying competition in battery storage and charging infrastructure, the development organization is not merely a technical support function but a central driver of innovation, differentiation, and long-term enterprise value creation.

Strategically, the development department can be positioned as the company’s core innovation and system integration engine, responsible for translating market requirements, regulatory developments, and emerging energy system trends into scalable technological solutions. Its role extends far beyond traditional product engineering and includes the orchestration of hardware, software, power electronics, battery management, cloud connectivity, and energy optimization into integrated energy platforms. This capability is particularly important in the battery energy storage system (BESS) market, where competitive advantage increasingly depends not only on battery cells themselves but on the intelligence, flexibility, and efficiency of the overall system architecture.

Over the past three years, the Company’s research and development policy has been to focus on expanding its product portfolio, enhancing existing systems and supporting the transition toward new business lines, including large-scale energy infrastructure projects and software-enabled energy management solutions.

Research and development activities include engineering, product development, quality assurance, testing and product management, as well as costs for samples and supporting infrastructure, including information technology systems. These activities are largely conducted in-house and are closely integrated with the Company’s product development and commercialization efforts. The Company’s policy is to focus primarily on development activities rather than standalone research, and ADSE generally does not conduct research activities as such.

Employees and Human Capital Management

As of December 31, 2025, ADSE had 302 (2024: 302) employees. The majority of employees are located in Germany, where the Company’s headquarters, engineering functions and production facilities are based. The Company also maintains operations in the U.S. and other European jurisdictions, with 291 (2024: 296) in Europe and 11 (2024: 6) in the U.S. The Company’s employees are primarily engaged in research and development and engineering; production and assembly; sales and marketing; general and administrative functions.

The Company has expanded its workforce in prior years to support growth in charging and storage activities. At the same time, management has implemented structural cost improvement measures, including personnel adjustments, to align the organization with current market conditions and improve cost efficiency.

The Company’s success depends on the continued services of key management and highly skilled employees, particularly in engineering, battery technology and software development. ADSE considers its relations with its employees to be good and has not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded ADSE’s business operations.

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

Competition

ADSE operates in highly competitive and rapidly evolving markets, in Europe and increasingly in the U.S. The Company is diversified across the areas of charging for e-mobility and commercial & industrial applications and considers itself well-positioned in the event of a market change or competitive dynamics in any of those segments individually.

The Company faces competition from a range of market participants that differ by segment and technological focus. In the EV charging market, competitors include established charging hardware manufacturers, large industrial technology companies, energy companies expanding into charging infrastructure and emerging technology-focused entrants. In the battery storage market, competitors include global battery system integrators, energy technology groups, inverter manufacturers and large industrial automation companies offering grid-scale and commercial storage solutions.

Competition in the Company’s markets is based on a combination of technological performance, system reliability, total cost of ownership, scalability, integration capability and long-term service support. Customers in both charging and storage markets typically evaluate suppliers based on charging speed or storage capacity, compatibility with grid constraints, lifecycle economics and the ability to support multi-site or large-scale deployments.

In the EV infrastructure charging market (non-residential), ADSE focuses on battery-buffered ultra-fast charging systems. This comprises charging systems with charging power above 150kW. Due to its ability to provide ultra-fast charging even at power limited grids and hence its specific use cases, ADSE regards battery-buffered ultra-fast chargers as a distinct market segment of ultra-fast chargers.

ADSE believes there are several potential competitors that may offer battery-based products similar to ADSE’s products in the future. In terms of technical specifications in particular, due to the combination of high available charging (to the EV) and recharging power (from the grid into the ADSE battery storage) with a small footprint and low noise emission, ADSE believes it is well-positioned compared to current and future competitors. In 2022, ADSE was nominated for the German Future Award for Innovation and Technology, demonstrating its position as a leading technology company. ADSE has continuously developed its technology and achieved further recognition; including the German Innovation Award (2024); the Green Product Award (2024); the German Environmental Award (2024), the Red Dot Award (2024) and the Best-of-Mobility Award (2025). By continued R&D efforts, ADSE strives to incorporate new technical developments in battery technology into its products.

While ADSE sees battery-buffered ultra-fast chargers as a separated market segment, non-battery buffered grid connected ultra-fast chargers do in principle compete with battery-based ultra-fast chargers in those cases in which enough power at the current grid connection is available, or an upgrade of the grid is economically reasonable or preferred by the investor for some reason. This may often be the case in typical applications such as central charge parks or super chargers on near highway locations. ADSE sees compact and ultra-fast chargers with integrated battery buffers in many cases still as the more economic and more suitable solution, especially when high power rates are not requested continuously or at least for the majority of the time.

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

In the Commercial & Industrial segment, ADSE focuses on applications in which it believes it has a competitive advantage due to the overall platform integration accompanied by digital and physical services. For that reason, ADSE is able to offer the “ability to act” for nearly every use case in the area of their customers’ projects.

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

Type of property	Location	Square Meterage	Leased
Office and Laboratory	Nürtingen, Germany	2,162	Long-term
Production and Warehouse	Klipphausen, Germany	8,550	Long-term
Warehouse, Laboratory and Prototyping	Köngen, Germany	1,402	Short-term
Warehouse	Auburn (AL), USA	1,858	Short-term

Except for the third property listed in the table above (which lease term is three months), lease agreements for our premises are generally long-term leases with terms of between 1 and 10 years.

The production capacity is up to 6,125 ChargePost units per year depending on the applied shift model and the product type.

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

Overview

ADSE produces, develops, and markets battery-buffered EV charging systems infrastructure, battery storage systems and cloud-based services that enable the customer to control and manage the system, for example via Big-LinX, based on real-time information. ADSE’s ecosystem enables 24/7 access to its ecosystem platform consisting of hardware, software and services, over the air updates, prediction-based services, and data analytics.

ADSE generates revenue primarily through the sale of its products, services and Big-LinX. Big-LinX with its control and monitoring functions enables proactive monitoring, fast response time, parts, and performance warranty. ADSE targets two key markets: battery storage systems for residential, commercial, and industrial customers, and battery-buffered high-power charging infrastructure. Additionally, ADS-TEC has developed a new business model “Own & Operate” where it acts as a charge point operator (CPO), operating its own charging infrastructure at selected locations across Germany.

Since ADSE GM’s inception in 2008, it has been engaged in producing, developing, and marketing its battery-buffered energy systems, subscriptions, and other offerings, establishing production and recruiting personnel. ADSE GM has incurred net operating losses and negative cash flows from operations in every year since its inception.

As of December 31, 2025, ADSE had an accumulated deficit of EUR 344.3 million. ADSE has funded its operations mainly with capital contributions, sustained shareholder loans and customer payments.

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

Battery-Buffered EV Charging Systems

Growth in EV Adoption

ADSE’s revenue growth is directly tied to the continued acceptance of passenger and commercial EVs sold, which it believes drives the demand for charging infrastructure. The market for EVs is still rapidly evolving and, although demand for EVs has grown in recent years, the ramp up of e-mobility in ADSE’s core markets has been slower than expected, and there is no guarantee of such future demand. Factors impacting the adoption of EVs include, but are not limited to, perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; and increases in fuel efficiency. In addition, macroeconomic factors could impact demand for EVs, particularly since cost parity with traditional gasoline-powered vehicles has not been achieved across all regions and vehicle classes. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact ADSE’s ability to increase its revenue from hardware and software sale, as well from its Own & Operate network.

Customer Concentration

ADSE’s revenues have historically been concentrated among a limited number of key customers, and this concentration has materially affected its operating results. In 2025, approximately 77% of total revenue was generated by the Company’s ten largest customers, with a small number of customers each accounting for a meaningful portion of total revenue. This level of concentration makes the Company’s demand highly dependent on a limited number of customers. As a result, adverse developments affecting individual customers can lead to a significant reduction in demand. In 2025, the Company experienced a significant decline in revenue in its EV-charging hardware business, primarily driven by reduced demand following the insolvency of a key customer. This reduction in demand contributed to increased inventory levels and, consequently, exposed the Company to inventory valuation adjustments and write-downs. While ADSE is actively seeking to diversify its customer base, including by expanding relationships with a broader range of counterparties, its operating results may continue to be affected by order volumes, financial condition and purchasing decisions of key customers.

Production Planning and Inventory Management

ADSE’s operating results are affected by its ability to align production levels with realized customer demand. Historically, the Company has produced charging systems and related products in advance of confirmed demand in order to support anticipated growth and customer deployment timelines, which resulted in an accumulation of inventory in prior periods. In 2025, lower-than-expected demand further increased these inventory levels. As of 2025, adjustments to the valuation of finished goods and raw materials led the Company to recognized inventory write-downs, which impacted the operating results. The Company continues to focus on aligning production and sales more closely and on reducing existing inventory levels; however, any mismatch between production volumes and actual demand may continue to adversely affect its operating results.

Competition

ADSE is currently a market leader within the EU in battery-buffered ultra-high-power chargers. ADSE intends to expand its market share over time in its product categories. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, a growing share of alternative fuel vehicles — such as plug-in hybrids and high fuel-economy gasoline vehicles — could reduce demand for EV charging infrastructure, intensifying competitive pressure on ADSE's business. If ADSE’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

United States Expansion

ADSE operates in Europe, the United States and Canada. The United States and Canada are expected to be a significant contributor to ADSE’s revenue in future years. ADSE believes it is also well positioned to grow its North America business, both through new potential business relationships and the expansion of existing multinational business relationships. However, ADSE primarily competes with larger providers of non-battery-buffered EV charger producers, as well as a small number of battery-buffered charger producers. ADSE’s growth requires differentiating itself as compared to the potential newcomers and existing competitors with AC and DC chargers. If ADSE is unable to penetrate the market in US, its future revenue growth and profits may be impacted.

Battery Storage Systems

Growth in All-Electric-World Adoption

ADSE’s battery storage systems revenue growth is linked to the transition to an all-electric world by using renewable energy in various end-market segments. Even though ADSE's focus in 2025 was on battery-buffered EV charging systems with no material growth in battery storage, ADSE is convinced that stationary storage is essential to achieving CO₂-neutral energy systems. To that end, ADSE has expanded its portfolio in 2025 with two dedicated BESS products: the BESS760 (760 kWh, primarily designed for behind-the-meter applications) and the BESS5000 (5 MWh, targeting front-of-the-meter use cases). First successful client projects have demonstrated the advantages of these systems and laid the foundation for future commercial deployments. The market for battery storage systems is still evolving and although demand for systems has grown in recent years significantly, there is no guarantee of such future demand. Factors impacting the demand for battery storage systems include but are not limited to: perceptions about battery storage systems features and advantages, quality, safety, performance and cost; volatility in the cost of energy; saturation of the market; legislative changes favoring other energy storage mechanisms; availability of services; and cost of installing and using a battery storage system. In addition, macroeconomic factors could impact demand for renewable energy, particularly since they can be more expensive than energy from finite resources. If the market for battery storage systems does not develop as expected or if there is any slow-down or delay in overall CO2 neutral adoption rates, this would impact ADSE´s ability to increase its revenue or grow its business.

Competition

ADSE is currently offering its battery storage systems mainly within the European Union. ADSE intends to expand its market share over time in its product categories. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, ADSE’s competition includes other types of alternative energy storage solutions such as hydrogen and compressed air storage solutions, as well as conventional gas-fired power stations for longer-duration energy storage. If ADSE’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

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

Government Mandates, Incentives and Programs

The European Union, the German federal government, the U.S. federal government, foreign governments and some state and local governments provide incentives to end users and purchasers of renewable energy sources and battery storage systems in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective total cost of ownership of renewable energy sources and battery storage systems to customers. However, these incentives may expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for renewable energy sources and for battery storage systems offered by ADSE.

Components of Results of Operations

Revenue

ADSE develops, produces, and distributes battery storage solutions for different areas of applications (“multi-use-case”). The product portfolio includes the field “Charging,” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points; the field “Services,” which covers critical services such as spare part availability, remote management solutions and ongoing operational and software support and maintenance for charging infrastructure, as well as software solutions regarding intelligent controlling and monitoring of battery storage solutions; and the field “Commercial and industrial,” which offers solutions with power ranges up to multiple MW/MWh.

For the fiscal years 2024 and 2025, the revenue stream “Charging” mainly includes the production and delivery of ChargeBox (CBX) and ChargePost (CPT). Revenue for the CBX and CPT is recognized once the product is transferred to the customer. In 2025, revenues from this stream declined significantly compared to 2024, primarily due to the insolvency of a key customer in the EV-charging hardware business. The revenue stream “Service” continued to grow substantially compared to the prior year, highlighting the growing demand for comprehensive service solutions. Service revenue is recognized in the periods in which the services are rendered. Finally, the revenue stream “Commercial and industrial” in fiscal year 2024 and 2025 includes the delivery of a large-scale modular battery storage solution. The revenue for such storage solutions is recognized over time. The percentage of completion is based on the costs incurred. Revenues in this business line increased in 2025 by kEUR 513 or 31% compared to 2024, primarily due to the timing of project execution. The “Commercial and industrial” business line only began generating commercial activity in the second half of 2025, and as a result, many projects were still in early stages of delivery or had not yet progressed to revenue recognition by year-end. While the Company has approximately €256 million in pending project proposals and has established an order backlog of approximately €9 million, revenues from these projects are expected to be recognized in future periods as delivery progresses.

ADSE expects that 2026 will be a challenging year due to uncertainty in the market associated with the ongoing war between Ukraine and Russia and the war in Iran and related supply chain disruptions as well as trade barriers due to customs duties. This can potentially impact ADSE’s efforts to increase sales to a growing customer base and the expansion of its operations in the United States. In addition, the extension of the business model requires a start-up phase with an increase in revenue starting late 2026 into 2027.

Cost of Sales

ADSE’s in-house production cost of sales include raw material, parts, labor and manufacturing costs. Further, cost of sales includes allocated overhead attributable to facilities, salaries and information technology as well as the amortization of capitalized development costs.

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

In 2025, gross profit declined significantly compared to the prior year, primarily due to lower revenue levels as well as an inventory write-down related to valuation adjustments in raw materials and finished goods. This write-down was associated with inventory build-up in prior periods and reflects the Company’s efforts to realign production and sales with current demand levels.

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

Selling, General, and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses primarily consist of personnel-related expenses, external storage, packaging, marketing cost, professional or legal fees, transaction cost, and other expenses. ADSE incurs additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq listing standards, additional insurance expenses (including directors’ and officers’ insurance), investor relations activities and other administrative and professional services. ADSE also further increased the size of its selling, general and administrative function to support the growth of its business. Overall, the Company expects that the SG&A remains on the level of fiscal year 2025 in fiscal year 2026.

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

Other Expenses

Other expenses mainly include effects from provisions for onerous contracts, expenses from special warranties and exchange rate losses.

Other Income

Other income consists mainly of income from reversal of provisions, exchange rate gains, cost refunds and insurance compensation.

Finance Income

Finance income consists of interest income, foreign currency gains and gains from the remeasurement of warrant liabilities.

Finance Costs

Finance costs primarily relate to losses from the remeasurement of warrant liabilities and interest expenses from shareholder loans.

Income Tax Benefits/(Expenses)

The tax benefits/(expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except to the extent to which they are reported directly in equity or in other operating income.

The total tax loss carry forwards of ADSE as of December 31, 2025 amounted to EUR 156.7 million in Germany (corporate income tax only), EUR 21.1 in the U.S. and EUR 14.9 in Ireland (December 31, 2024: EUR 123.3 million in Germany (corporate income tax only), EUR 20.3 million in the U.S. and EUR 10.7 million in Ireland).

Results of Operations

Comparison of the Twelve Months Ended December 31, 2025 and 2024

The results of operations for the twelve months ended December 31, 2025 and 2024 presented below should be reviewed in conjunction with ADSE’s audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The following table summarizes ADSE’s historical results of operations for the periods indicated:

	Year Ended December 31,
in kEUR	2025	2024	Change	Change (%)
Continuing Operations
Revenue	31,559	110,013	-78,454	-71%
Cost of sales	-47,842	-90,585	42,743	-47%
Gross profit (loss)	-16,283	19,427	-35,710	-184%
Research and development	-8,488	-8,971	483	-5%
Selling and general administrative	-32,797	-31,588	-1,209	4%
Impairment losses on trade receivables, contract assets, and other investments	-55	-58	3	-5%
Other expenses	-1,334	-1,949	615	-32%
Other income	2,264	14,530	-12,266	-84%
Operating Result	-56,694	-8,609	-48,084	559%
Finance income	60,788	24	60,764	253183%
Finance expenses	-59,542	-88,883	29,341	-33%
Net finance result	1,246	-88,858	90,105	-101%
Result before tax	-55,447	-97,467	42,020	-43%
Income tax benefits (expenses)	257	-491	748	-152%
Result from continuing operations	-55,190	-97,958	42,768	-44%
Result for the period	-55,190	-97,958	42,768	-44%
Other comprehensive income (loss) for the period, net of tax	-432	939	-1371	-146%
Total comprehensive result for the period	-55,621	-97,019	41,397	-43%

Revenue

The following table summarizes the changes in revenue from the twelve months ended December 31, 2024 to 2025.

	Year Ended December 31,
In kEUR	2025	2024	Change	Change (%)
Charging	18,740	102,533	-83,793	-82%
Service	10,277	5,603	4,674	83%
Commercial and industrial	2,190	1,677	513	31%
Other	352	200	152	76%
Total	31,559	110,013	-78,454	-71%

The following table summarizes the changes in revenue from the twelve months ended December 31, 2024 to 2025 based on geography.

	Year Ended December 31
In kEUR	2025	2024	Change	Change (%)
Europe	29,105	104,390	(75,285)	(72)%
North America	2,454	5,623	(3,169)	(56)%
Total	31,559	110,013	(78,454)	(71)%

Total revenue decreased by EUR 78.5 million or 71%, from the year ended December 31, 2024 to December 31, 2025. This is primarily due to the combined impact of the insolvency of a key customer in the existing EV-charging hardware business and the ongoing strategic shift towards new business models that have not yet translated into additional revenue. Service revenue increased by EUR 4.7 million or 83% from the year ended December 31, 2024 to December 31, 2025, reflecting continued expansion of the installed base and demonstrating the growing contribution of recurring revenue streams.

On a geographic basis, revenue in Europe decreased by EUR 75.3 million, or 72%, to EUR 29.1 million in 2025, primarily reflecting the lower hardware-related revenue. Revenue in North America decreased by EUR 3.2 million, or 56%, to EUR 2.5 million in 2025, reflecting lower hardware-related revenue and the continued prioritization of our strategic transition over near-term sales growth in the region.

The Company generated 19% of total revenue with one customer in the fiscal year ended December 31, 2025 and 40% of total revenue with another customer in the fiscal year ended December 31, 2024. Besides these customers, about 50% of sales were generated with 19 further customers in 2025 (14 further customers in 2024).

Cost of Sales

Cost of sales decreased by EUR 42.7 million or 47%, from the year ended December 31, 2024 to December 31, 2025. The decrease was primarily driven by the significant reduction in revenue to EUR 31.6 million in 2025, reflecting lower sales volumes. In addition, cost of sales includes valuation adjustments of EUR 13.2 million related to raw materials, work in progress, and finished goods. These adjustments result from elevated inventory levels originating in prior periods and management’s actions to realign production volumes and sales activities with current market demand and the Company’s revised strategic focus.

Gross Profit

Gross profit declined by EUR 35.7 million from a profit of EUR 19.4 million for the year ended December 31, 2024 to a negative of EUR 16.3 million for the year ended December 31, 2025. The change reflects decreased sales volumes and the effects of inventory valuation adjustments, as discussed above.

Research and Development

Research and development expenses decreased by EUR 0.4 million, or 5%, to EUR 8.5 million from the year ended December 31, 2024 to December 31, 2025. In the year ended December 31, 2025, the Company also had capitalized development cost of EUR 0.3 million (year ended December 31, 2024: EUR 0.3 million).

Selling and General Administrative

Sales and general administrative expenses increased by EUR 1.2 million or 4%, from the year ended December 31, 2024 to December 31, 2025 mainly due to increased legal and consulting fees.

Impairment Gains (Losses) on Trade Receivables, Contract Assets, and Other Investments

Impairment losses on trade receivables, contract assets, and other investments did not change materially from the year ended December 31, 2024 to December 31, 2025.

Other Expenses

Other expenses decreased by EUR 0.6 million from the year ended December 31, 2024 to December 31, 2025 mainly due to lower foreign exchange losses.

Other Income

Other income decreased by EUR 12.3 million from the year ended December 31, 2024 to December 31, 2025 primarily due to the release of provisions for warranties and onerous contracts in 2024 while no such significant effects occurred in 2025. The latter were released in 2024 as the underlying material can be used as spare parts in service contracts with terms of up to 10 years and is thus considered to be of value despite high inventory coverage. Warranty provisions were released following a detailed technical analysis and new insights regarding the estimated costs to fulfil the warranty obligations.

Net Finance Result

Net finance result increased from negative EUR 88.9 million for the year ended December 31, 2024 to EUR 1.2 million for the year ended December 31, 2025. Finance income increased by EUR 60.8 million as the remeasurement of warrant liabilities resulted in a gain of EUR 40.5 million due to the decrease in stock price to USD 12.68 on December 31, 2025 compared to USD 15.51 on December 31, 2024. In addition, ADSE recognized foreign currency gains related to the conversion of warrants and financing activities denominated in USD due to the fluctuation of the USD – EUR exchange rate of EUR 19.8 million. Finance expenses for the year ended December 31, 2025 include higher interest expenses from shareholder loans taken out in fiscal year 2023 and 2024 in the amount of EUR 21.5 million as compared to EUR 16.1 million in 2024 and interest expense in an amount of EUR 20.8 million related to convertible notes that were issued and repaid in 2025. Last, finance expenses in 2025 include foreign currency losses of EUR 8.2 million (2024: EUR 6.7 million) that result from the foreign exchange valuation of warrant liabilities denominated in USD at the reporting date.

Income Tax Benefits/Expenses

Income taxes changed from deferred tax expenses of EUR 0.5 million for the year ended December 31, 2024 to deferred tax income of EUR 0.3 million for the year ended December 31, 2025 primarily due to originating and reversal of temporary differences. Actual tax expense mainly results from the profit of ads-tec Energy Service GmbH in fiscal year 2025.

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

5.B. Liquidity and Capital Resources

Sources of Liquidity

ADSE has incurred net losses and negative cash flows from operations since its inception, which it anticipates will continue for the foreseeable future. To date, ADSE has funded its operations primarily with capital contributions, ongoing shareholder loans, proceeds from its operations, and customer payments.

As of December 31, 2025, ADSE had EUR 5.0 million short term loans. As of December 31, 2024, ADSE had EUR 13.3 million short term loans.

As of December 31, 2025 and 2024, we had cash and cash equivalents of EUR 7.0 million and EUR 22.9 million, respectively, of which as of December 31, 2024 EUR 0.64 million were restricted. Our cash is mainly held in Euros and U.S. Dollars at banks.

Management has considered conditions and events that raise substantial doubt about ADSE’s ability to continue as a going concern, including historically recurring losses and negative cash flows from operations, for the 12 months following the issuance of the financial statements. ADSE’s cash on hand, available and undrawn shareholder loan facilities, and proceeds from recent financing activities, including the exercise of certain Warrants and the issuance of Ordinary Shares pursuant to certain subscription agreements are expected to satisfy ADSE’s working capital and capital requirements for at least the next twelve months from May 15, 2026, the date on which ADSE’s audited financial statements were issued. However, no assurances can be provided that sufficient cash is generated from ADSE’s operating activities. If ADSE is unable to do so, it may need to ask for additional funding and/or significantly curtail its operations, modify existing strategic plans and/or dispose of certain operations or assets. See also ADSE’s audited financial statements for the years ended December 31, 2025 and 2024, respectively, included elsewhere in this Annual Report for more information. For greater discussion of the shareholder loans, see “Item 7.B - Related Party Transactions - Indebtedness.”

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

Debt Profile

The Company has financed its operations primarily through shareholder loans, which have been drawn, repaid and extended over time. During 2025, the Company also issued convertible notes that were repaid within the year. The following table presents the outstanding amounts of such loans as of December 31, 2025 and 2024.

	As of December 31,
In kEUR	2025	2024
Shareholder loans (1)	5,010	13,333
Total	5,010	13,333

(1)

On August 18, 2023, ADSE US issued secured promissory notes to entities and individuals affiliated with Lucerne Capital Management LP with an aggregate principal amount of USD 15 million due on July 31, 2024. On each of August 26, 2024 and April 30, 2025, such promissory notes were amended and restated to extend the maturity date from July 31, 2024 to August 31, 2025, and then from August 31, 2025 to August 31, 2026.

On August 26, 2024, ADSE US issued further secured promissory notes to entities and individuals affiliated with Lucerne Capital Management LP with an aggregate principal amount of USD 15 million originally due on August 31, 2025. On April 30, 2025, such promissory notes were amended and restated to extend their maturity date from August 31, 2025 to August 31, 2026

As of December 31, 2024, an amount of USD 20 million of these notes was drawn. In financial year 2025, the notes were fully paid back.

On August 26, 2024, ADSE GM issued a secured promissory note with a principal amount of USD 3 million to ADSH, with the promissory note having an original maturity date of August 31, 2025. On November 15, 2025 and March 31, 2026, this note was amended and restated to extend the maturity date to March 31, 2026 respectively April 30, 2026. As of December 31, 2024, an amount of USD 3 million of this note was drawn. In financial year 2025, the note was partially paid back and re-drawn and ended with a nominal amount drawn of USD 2.6 million.

On December 15, 2025, the Company issued unsecured promissory notes to Svelland Global Trading Master Fund with a total nominal amount of EUR 5 million due on June 30, 2026. In 2025, a nominal amount of EUR 2.7 million of these notes was drawn.

Please also refer to “Item 7.B - Related Party Transactions – Indebtedness”

The above amount for 2024 shows the amortized cost of the shareholder loans considering a debt discount from the issue of warrants related to the loans and transaction cost - both are amortized over the term of the loans using the effective interest method. No debt discount or transaction cost were incurred with the issuance of the promissory notes in 2025.

In addition to the shareholder loans described above, on May 1, 2025, ADSE secured financing through convertible note agreements with different institutional lenders in a total principal amount of USD 53.8 million. The notes could either be converted into equity or redeemed in cash over a period of three years until May 01, 2028. Together with the convertible notes, 1,116,072 warrants were issued. On November 19, 2025 the convertible notes were settled prior to the maturity date. Until that date, the lenders had converted a total principal amount of USD 29 million as well as interest in the amount of USD 1.8 million into equity resulting in a total increase of equity of EUR 26.8 million. The remaining outstanding principal, interest and prepayment premium were settled in cash, resulting in a cash outflow of $27.9 million. In April 2026, these rights and warrants were acquired by Lucerne Capital Management–affiliated entities and subsequently repurchased and cancelled by the Company in May 2026 for aggregate cash consideration of approximately $12.5 million.

Financing Developments

Subsequent to December 31, 2025, the Company undertook a series of financing and capital structure transactions aimed at improving its liquidity position.

Certain shareholder loan facilities were amended and extended. On May 14, 2026, one of the secured promissory notes issued to entities affiliated with Lucerne Capital Management LP was amended and restated to increase the principal commitment to USD 25 million and extend the maturity date to July 31, 2027. In addition, on February 25, 2026 and May 14, 2026, the Svelland promissory note was amended and restated to increase the total commitment from EUR 5 million to EUR 12.5 million and subsequently to EUR 32.5 million, and to extend the maturity date to July 31, 2027.

In addition, in April 2026, the Company repriced certain Warrants held by Lucerne-affiliated entities, which subsequently were exercised for an aggregate of 5,172,045 Ordinary Shares, resulting in gross cash proceeds of approximately $5.2 million. In May 2026, the Company also entered into subscription agreements resulting in the issuance of 6,324,000 Ordinary Shares and gross cash proceeds of approximately $6.3 million.

For further information, see “Item 7.B - Related Party Transactions.”

Cash Flow Summary

	Year Ended December 31,
In kEUR	2025	2024	2023
Cash flow from operating activities	(36,985)	(16,285)	(20,659)
Cash flow from investing activities	(3,262)	(1,296)	(9,920)
Cash flow from financing activities	24,046	10,598	(25,492)
Net (decrease) increase in cash and cash equivalents	(16,201)	(6,984)	(5,087)
Net cash and cash equivalents at the end of the period	6,987	22,858	29,162

Operating Activities

The negative cash flow from operating activities increased by EUR 20.6 million from the year ended December 31, 2024 to December 31, 2025 primarily due to the poor operating result and lower sales realized in 2025. Positive effects from the collection of trade receivables, a reduction of inventory and prepayments from customers were outweighed by the payment of significant trade payables.

The negative cash flow from operating activities decreased by EUR 4.4 million from the year ended December 31, 2023 to December 31, 2024 primarily due the better operating result from sales realized in 2024 with higher margins. This positive effect outweighed the cash outflow from the built-up of inventory in 2024 as compared to 2023.

Investing Activities

The negative cash flow from investing activities increased by EUR 2.0 million from the year ended December 31, 2024 to December 31, 2025 due to a payment of EUR 1.0 million reservation fee for a grid connection related to a strategic large-scale battery project and investments in the own & operate business.

The negative cash flow from investing activities decreased by EUR 8.6 million from the year ended December 31, 2023 to December 31, 2024 because less development activities were capitalized in 2024 and internally generated intangible assets did not increase. The cash outflow for research and development activities in 2024 instead had a negative impact on the operating cash flow.

Financing Activities

The cash flow from financing activities increased by EUR 13.4 million from the year ended December 31, 2024 to December 31, 2025. This is primarily due to the financing through convertible notes that ADSE secured on May 1, 2025, which resulted in significant cash inflows during the period. A portion of these notes was partially converted into equity, while the remaining principal and interest were settled prior to the maturity date of the notes on November 19, 2025, resulting in a cash outflow of $27.9 million.

The cash flow from financing activities decreased by EUR 14.9 million from the year ended December 31, 2023 to December 31, 2024 primarily due to the repayment of shareholder loans.

Commitments and Contractual Obligations

As of December 31, 2025, commitments from master purchase agreements for materials exist of EUR 16.6 million, of which EUR 16.6 million are short-term. Additionally, other commitments for purchase of materials exist of EUR 4.2 million of which EUR 1.2 million are short term. For contracted long-term cost allocation agreements with affiliated companies, commitments exist of EUR 3.4 million per year. We had no material cash commitments for capital expenditures.

Our other contractual obligations consist mainly of lease obligations capitalized under IFRS 16. Lease obligations are our future minimum commitments under lease agreements within the scope of IFRS 16 and reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this annual report. Lease agreements, which were not recognized in accordance with the exemptions in IFRS 16, are not material and therefore not presented here. As of December 31, 2025, lease obligations for lease liabilities amounted to EUR 3,387 million, reflecting our future minimum lease commitments. As of December 31, 2025, EUR 1.5 million of the undiscounted committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months and EUR 1.9 million between January 1, 2026 and December 31, 2029.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as defined in Item 303 of Regulation S-K as of December 31, 2024 and December 31, 2025.

5.C. Research and Development, Patents and Licenses, etc.

ADSE’s policy regarding research and development expenses is consistent with the requirements of IFRS IAS 38. Research costs are expensed as incurred through the income statement, while development costs are capitalized after technical and commercial feasibility of the asset for sale or use have been established. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. For the periods ended December 31, 2023, 2024 and 2025, there were no research costs reflected in the statement of comprehensive income. ADSE generally does not conduct research activities.

More information regarding our Research & Development matters is set forth in “Item 4.B. Business Overview – Research & Development.”

5.D. Trend Information

Other than as described in “Item 3. Key Information - D. Risk Factors”, “Item 4.B. - Business Overview”, “Item 5. Operating and Financial Review and Prospects - A. Operating Results”, and “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our year ended December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of ADSE Holdco’s directors and the executive officers of the corporate group comprised of ADSE Holdco and all its direct and indirect subsidiaries as of the date of this Annual Report. Compared to the prior year, Stefan Berndt-von Bülow resigned from his position as Chief Financial Officer, effective September 30, 2025, and Hakan Konyar resigned from his position as Chief Production Officer, effective December 31, 2025.

Name	Age	Position
Kurt Lauk, PhD(2)	79	Director (Chairman of the Board)
Joseph Brancato(3)	68	Director
Andreas Fabritius, PhD(1)(3)	68	Director
Alwin Epple(1)(3)	63	Director
Sonja Harms, PhD(1)	51	Director
Thomas Gerhart Speidel	58	Director and Chief Executive Officer
Torsten Klee	63	Chief Financial Officer
Christoph Fehrenbacher	55	Chief Technology Officer
Michael Rudloff	65	Chief Operations Officer
Sebastian Schypulla	39	Chief Purchase and Logistic Officer

(1)	Member of the Audit Committee
(2)	Member of the Nomination Committee
(3)	Member of the Compensation Committee

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

Andreas Fabritius, PhD serves as a director of ADSE Holdco. Mr. Fabritius has served as a Partner at Freshfields Bruckhaus Deringer, a leading global law firm, for more than 30 years. He specializes in public and private M&A as well as general corporate law. His clients include German and international companies, banks, financial investors, and government agencies. He studied law and economics in Bonn and Speyer in Germany, at the University of Michigan Law School in the United States, and at the European Institute in Italy. In addition to his role at Freshfields, Dr. Fabritius serves as British Honorary Consul in Frankfurt am Main.

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

Sonja Harms, PhD serves as a director of ADSE Holdco. Dr. Sonja Harms is the co founder and managing partner of GREEN MINE GmbH Wirtschaftsprüfungsgesellschaft (“GREEN MINE”). GREEN MINE specializes in implementation and consulting for financial and sustainability reporting according to national and international reporting requirements. Before founding GREEN MINE, she worked for Ernst&Young GmbH ranked as manager in the assurance service line (2004 - 2009) and as a freelancer (2015 - 2023) and as group accounting manager at Henkel AG Co. & KGaA (2010 - 2012). She also worked as a professor at the FOM University for Applied Science in Essen, Germany (2018 - 2023). She holds a PhD in Business Administration from the University of Münster and is appointed as a German Certified Auditor in Germany since 2007. We believe Dr. Harms is well qualified to serve as a director due to her extensive experiences and know-how as a financial expert.

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

Torsten Klee serves as the Chief Financial Officer of ADSE since October 2025. Prior to joining ADSE, Mr. Klee served as the business unit chief financial officer of Aquila Clean Energy GmbH, a wind turbine, photovoltaic, and battery storage park development and construction company based in Hamburg, Germany, from April 2022 to December 2024. From March 2021 to February 2022, Mr. Klee served as working capital manager of UEE Holding SE & Co. KG (Enercon), a wind turbine manufacturing company based in Aurich, Germany. From January 2020 to January 2021, Mr. Klee served as group chief financial officer of Janoschka AG, a pre-press services company based in Kippenheim, Germany. From July 2019 to January 2020, Mr. Klee served as a consultant of the board of Nordeon Group, a lighting systems company based in Eindhoven, Netherlands. Since August 2015, Mr. Klee has also served as the managing director of TKM Services GmbH, an interim management services company based in Munich, Germany. Mr. Klee earned his Account Specialist IHK from Commercial Chamber (IHK), Frankfurt/Main, his Executive MBA from Henley Management College, UK, and his Diplom Kaufmann from Universität der Bundeswehr, Munich. Mr. Klee brings extensive experience as chief financial officer in mid-caps, hidden champions, and multinationals in industrial, renewables and technology sectors.

Christoph Fehrenbacher works for ads-tec Energy GmbH since January 2025 as Chief Technology Officer and was confirmed in his role as an officer in January 2026. Prior to joining ADSE, he worked for A123 Systems GmbH, a developer and manufacturer of lithium iron phosphate batteries and energy storage systems, from October 2010 to October 2020 in various management positions with a focus on research and development including Managing Director of the European Research and Development Center. From November 2020 to December 2024 he was Vice President Key Technologies, Corporate R&D at ZF Friedrichshafen AG, a technology manufacturing company that supplies systems for passenger cars, commercial vehicles and industrial technology. He has in-depth expertise in electromobility, Li-Ion batteries and thermal management and he has extensive leadership experience in Research and Development. Christoph Fehrenbacher holds a degree in Aerospace Engineering from the University of Stuttgart.

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

Sebastian Schypulla serves as our Chief Purchase and Logistic Officer since May 2022. He spent more than ten years at Porsche AG and has held various positions in procurement. Prior to his current role at ADSE as Chief Purchase and Logistics Officer, Mr. Schypulla served as Manager General Procurement in the Operating Material & Charging Infrastructure division. He holds a diploma in Business Administration from the Technical University of Dresden, where he was Member & Executive Vice-President of the Erasmus Initiative for almost two years.

Family Relationships

There are no family relationships between any of ADSE’s executive officers and ADSE Holdco’s directors.

6.B. Compensation

Executive Officer and Director Compensation

Executive Compensation

Under Irish law, we are not required to disclose compensation paid to our senior management on an individual basis, and, for 2025, we have not otherwise publicly disclosed this information elsewhere.

The aggregate amount of compensation, awarded to, granted, earned by and paid, including aggregate cash compensation, benefits, restricted stock units and stock options, to our directors and executive officers who were employed by, or otherwise performed services for, the Company for the fiscal year ended December 31, 2025 was approximately EUR 4.2 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors.

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

Certain members of senior management are engaged via a third-party service provider and compensated through that structure.

If an ADSE C-level employee’s employment is terminated without cause or for good reason during the first four years of such employee’s employment, then 50% of the unvested portion of such employee’s one-time equity award will vest upon such termination.

Employment Agreements

Speidel Employment Agreement. In November 2021, we entered into an employment agreement with Mr. Thomas Speidel, our Chief Executive Officer. In April 2022, ADSE GM entered into an employment agreement with Mr. Speidel, retroactively effective as of December 31, 2021, which replaces in the original employment agreement between ADSE Holdco and Mr. Speidel in its entirety. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his roles as director and Chief Executive Officer comprising (i) an annual base salary of €400,000, (ii) a discretionary bonus of up to €300,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, (iii) equity awards under the Incentive Plan, solely at the discretion of the ADSE Holdco board of directors; and (iv) a one-time equity award relating to the consummation of the Transactions to establish meaningful retention and alignment of interests between ADSE Holdco’s leadership team and ADSE Holdco’s shareholders in an amount equal to $750,000, which award will be granted at the time of execution of the employment agreement and vest 25% on each anniversary of the grant date such that the award is vested in full on the fourth anniversary of the grant date, subject to the accelerated vesting in certain circumstances as described above.

Klee Consulting Agreement. In September 2025 we entered into a consulting agreement with Signium International Interim Management GmbH, Duesseldorf, Germany in terms of supporting the Company by sending an experienced C-level executive into the role of the ADSE Chief Financial Officer. The contract foresees a daily rate charged for the days service provided and terminates June 30, 2026 with 4 weeks prior notice. Mr. Klee does not get any direct compensation from the Company except reimbursement of travel expenses.

Rudloff Employment Agreement. In October 2023, ADSE GM entered into an employment agreement with Michael Rudloff for his service as Chief Operations Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his role as Chief Operations Officer comprising (i) an annual base salary of €250,000, (ii) a discretionary bonus of up to €150,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and (iii) equity awards under the Incentive Plan, solely at the discretion of the ADSE Holdco board of directors.

Fehrenbacher Employment Agreement. In January 2025, ADSE GM entered into an employment agreement with Christoph Fehrenbacher for his service as Chief Technology Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his role as Chief Technology Officer comprising (i) an annual base salary of €197,000, (ii) a discretionary bonus of up to €70,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and (iii) equity awards under the Incentive Plan, solely at the discretion of the ADSE Holdco’s board of directors.

Schypulla Employment Agreement. In May 2022, ADSE GM entered into an employment agreement with Sebastian Schypulla for his service as Chief Purchase and Logistics Officer of ADSE. The agreement outlines the terms of the employee relationship, and provides for, among other things, an aggregate remuneration for his role as Chief Purchase and Logistics Officer comprising (i) an annual base salary of €250,000, (ii) a discretionary bonus of up to €125,000 based on the achievement of individual and company goals, all as determined and approved by ADSE Holdco’s board of directors, and (iii) equity awards under the Incentive Plan, solely at the discretion of the ADSE Holdco’s board of directors.  Starting October 1, 2025, the base salary was increased to €275,000.

Non-Executive Director Compensation

Each of the non-executive directors of ADSE Holdco has a contract with ADSE Holdco that provides for annual cash compensation of $50,000. In addition, each non-executive member of the board of directors of ADSE Holdco is granted annual equity awards with a total value of $100,000.

The chairman of the audit committee receives an additional $20,000 annual cash compensation for such service, the chairman of the nominating committee receives an additional $10,000 annual cash compensation for such service, and the chairman of the compensation committee receives an additional $15,000 annual cash compensation for such service. The cash compensation is payable quarterly in advance to ADSE Holdco’s non-executive directors, who are eligible for equity compensation through Incentive Plan; provided that, while any member of the board of directors is also an executive officer, such individual is not eligible for any such compensation.

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

2021 Omnibus Incentive Plan

ADSE Holdco’s 2021 Omnibus Incentive Plan, referred herein as Incentive Plan, was adopted in connection with the Transactions in order to facilitate the grant of equity awards to attract, retain and incentivize ADSE employees (including executive officers), independent contractors and directors of ADSE Holdco and its affiliates, which is essential to ADSE Holdco’s long-term success. The following summarizes the material terms of the 2021 Plan. This summary is qualified in its entirety to the full text of the 2021 Plan.

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

Effective Date; Term. The Incentive Plan was adopted by ADSE Holdco’s board of directors and ADSE Holdco’s shareholders on December 22, 2021. No award will be granted under the Incentive Plan on or after the 10-year anniversary of the effective date of the Incentive Plan, which is the date the plan is approved by the shareholders. Any award outstanding under the Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

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

The term of the Class I directors will terminate at the conclusion of the Company’s 2028 annual general meeting; the term of the Class II directors will terminate on the conclusion of the Company’s 2026 annual general meeting; and the term of the Class III directors will terminate on the conclusion of the Company’s 2027 annual general meeting. None of the Company’s directors has a service contract providing for benefits upon termination.

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

Meetings and Committees of the Board of Directors

ADSE Holdco has a separately standing audit committee, Nomination committee and compensation committee.

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

Financial Experts on Audit Committee

The audit committee will always be composed exclusively of “independent directors,” as defined for audit committee members under the exchange listing standards and the rules and regulations of the SEC, who are “financially literate.” “Financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, ADSE Holdco will be required to certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Sonja Harms, PhD serves as the audit committee financial expert.

Nomination Committee Information

ADSE Holdco’s nomination committee of the board of directors is comprised of Kurt Lauk. Each member of the nomination committee is independent under the applicable listing standards. The nomination committee adopted a written charter on December 22, 2021, which has been posted to ADSE Holdco’s website at https://adstec-energy.com/investor-relations-corporate-governance/. The nomination committee is responsible for overseeing the selection of persons to be nominated to serve on ADSE Holdco’s board of directors.

Guidelines for Selecting Director Nominees

The nomination committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nomination committee charter, generally provide that persons to be nominated:

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

The nomination committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on ADSE Holdco’s board of directors. The nomination committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nomination committee will not distinguish among nominees recommended by shareholders and other persons.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 72,002,051 Ordinary Shares, and 80,247 treasury shares, par value $0.0001 per share, outstanding as of May 11, 2026, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of the combined voting power of our outstanding Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days of May 11, 2026. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Ordinary Shares	% of Outstanding Ordinary Shares
Officers and Directors
Joseph Brancato(2)	22,165	*	%
Kurt Lauk(3)	62,708	*	%
Sonja Harms(4)	11,541	*	%
Thomas Speidel(5)	19,453,707	27.0%
Sebastian Schypulla(6)	87,687	*	%
Michael Rudloff(7)	46,866	*	%
Christoph Fehrenbacher	-	-
Alwin Epple(8)	2,210	*	%
Andreas Fabritius(9)	4,449	*	%
All (9 individuals)	19,691,333	27.3%
Greater than 5% Shareholders
ADSH(10)	18,820,882	26.1%
Robert Bosch GmbH(11)	10,462,451	14.5%
Bosch Thermotechnik GmbH(12)	8,062,451	11.2%
Mirabella Financial Services LLP (13)	18,169,949	25.2%
Lucerne Capital Management LP(14)	12.662.214	17.6%

*	Less than 1 percent

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o ADS-TEC ENERGY PLC, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

(2)	Consists of 22,165 Ordinary Shares issued pursuant to ADSE Holdco’s equity incentive plan, net of tax withholdings.

(3)	Consists of (i) 10,000 Ordinary Shares purchased in open market transactions held by Globe CP GmbH, (ii) 37,500 Non-Qualified Stock Options issued pursuant to the Incentive Plan, and (iii) 15,208 Ordinary Shares issued pursuant to the Incentive Plan, net of tax withholdings.

(4)	Consists of 11,541 Ordinary Shares issued pursuant to the Incentive Plan, net of tax withholdings.

(5)	Consists of (i) 18,020,882 Ordinary Shares, (ii) 600,000 Ordinary Shares issuable upon exercise of the August 2024 Warrants, (iii) 125,176 Ordinary Shares held directly by Mr. Speidel issued pursuant to the Incentive Plan, net of tax withholdings, and issued upon the exercise of 26,667 warrants and (iv) 507,649 non-qualified stock options issued to Mr. Speidel pursuant to the Incentive Plan. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation. As such, Mr. Speidel may be deemed to have beneficial ownership of the securities held directly by ADSH. Mr. Speidel disclaims beneficial ownership of any securities held by ADSH other than to the extent of his pecuniary interests therein, directly or indirectly.

(6)	Consists of (i) 2,053 Ordinary Shares issued pursuant to the Incentive Plan, net of tax withholdings and (ii) 85,634 non-qualified stock options issued pursuant to the Incentive Plan.

(7)	Consists of (i) 10,294 Ordinary Shares issued pursuant to the Incentive Plan, net of tax withholdings and (ii) 36,572 non-qualified stock options issued pursuant to the Incentive Plan.

(8)	Consists of 2,210 Ordinary Shares issued pursuant to the Incentive Plan, net of tax withholdings.

(9)	Consists of 4,449 Ordinary Shares issued pursuant to the Incentive Plan, net of tax withholdings.

(10)	Consists of (i) 18,020,882 Ordinary Shares and (ii) 600.000 Ordinary Shares issuable upon the exercise of the August 2024 Warrants. The business address of ADSH is Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany. Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of ADSE Holdco, has a majority of the voting power in the capital stock of ADSH, a private German corporation.

(11)	Consists of (i) 8,062,451 Ordinary Shares issued to Bosch Thermotechnik GmbH and (ii) 2,400,000 Ordinary Shares issued to Robert Bosch GmbH. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Robert Bosch GmbH is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

(12)	Consists of 8,062,451 Ordinary Shares issued to Bosch Thermotechnik GmbH. Bosch Thermotechnik GmbH is 100% owned by Robert Bosch GmbH. Robert Bosch Industrietreuhand KG (equivalent to an LP) has a 93% voting interest in Robert Bosch GmbH (CEO: Stefan Hartung). Robert Bosch Industrietreuhand KG has two general partners: Stefan Asenkerschbaumer and Eberhard Veit who share voting and investment power. The business address of Bosch Thermotechnik GmbH is Junkersstraße 20-24, 73249 Wernau (Neckar), Germany.

(13)

According to Schedule 13G filed with the SEC by Mirabella Financial Services LLP on May 12, 2025. The shares are reported on behalf of Svelland Global Trading Master Fund Limited, Compass Offshore HTV PCC Limited and Compass HTV LLC for which Mirabella Financial Services LLP acts as the Investment Manager. Mirabella has discretion to procedure the exercise of voting and dispositive power over the shares.

(14)	According to Schedule 13D filed with the SEC by Lucerne Capital Management L.P. on July 9, 2025.
On April 16, 2026 Lucerne Master Fund received 5.103.390 Ordinary Shares and Lucerne Special Opportunity Fund received 66.666 Ordinary Shares following the exercise of certain warrants. On May 8, 2026 certain related parties to Lucerne Capital Management L.P. received 2.324.000 Ordinary Shares following the exercise of rights granted pursuant to certain subscription agreements.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of May 11, 2026, we had 32 shareholders of record of our Ordinary Shares. We estimate that as of May 11, 2026, approximately 54.6 % of our outstanding ordinary shares are held by 16 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

7.B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2025 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

In addition, the Company enters into intercompany agreements with its subsidiaries in the ordinary course of business. These agreements primarily relate to the provision of administrative, operational and support services, including finance and accounting, legal and tax consulting, compliance and risk, investor relations, human resources and information technology. Such services are generally provided under agreements that allocate costs on an arm’s length basis. The Company does not present these transactions as related party transactions to the extent they are entered into in the ordinary course of business and are eliminated on consolidation.

Services Agreements

Transactions with Affiliated Companies

ADSE GM receives certain administrative and support services from affiliates of ADSH pursuant to service arrangements entered into in the ordinary course of business. ADSE GM’s services arrangements with its affiliates are provided under services contracts and ADSE GM is invoiced on a regular basis for the cost of the services provided.

ADSE GM pays administrative services fees to ads-tec Administration GmbH, an affiliate of ADSH, for finance, human resources, marketing, purchasing indirect material and general administration services and in the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025 incurred EUR 2.7 million, EUR 3.5 million and EUR 3.4 million, respectively, in such fees.

ADSE GM also paid EUR 0.2 million in the fiscal year ended December 31, 2023, EUR 0.1 million in the fiscal year ended December 31, 2024 and kEUR 48 in the fiscal year ended December 31, 2025 in development fees to ads-tec Industrial IT GmbH. ADSE GM also paid rent of EUR 0.3 million in fiscal year ended December 31, 2023, EUR 0.4 million in fiscal year ended December 31, 2024 and EUR 0.4 million in fiscal year ended December 31, 2025 to ads-tec Immobilien GmbH & Co. KG.

Transactions with Other Shareholders

Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates and ADSE GM have supply and service arrangements with respect to which Bosch Thermotechnik GmbH, Robert Bosch GmbH and their affiliates provide products and services to ADSE GM, mainly relating to engineering, power electronics, software and systems development, project management, supplier management and quality management services. The contracts currently consist of paid one-time fees of approximately EUR 0 in 2025, EUR 0.1 million in 2024 and 0.7 million in 2023 and a variable annual fee of EUR 0.2 million each year.

Transactions with Associated Companies

In 2025, ADSE recognized revenue of approximately EUR 0.5 million from services and the sale of battery storage products to Elicom, a subsidiary of Polar EV Charge & Storage AB, which was an associate of ADSE until October 24, 2025.

Financing Arrangements

May 2023 Promissory Notes

On May 5, 2023, ADSE US issued the May 2023 Promissory Notes to multiple shareholders amounting to a total of kUSD 12,875, thereof kUSD 7,100 was originally due on June 30, 2024 and kUSD 5,775 was originally due on December 22, 2023. The May 2023 Promissory Notes had an interest rate of 10% per annum on the unpaid and actually drawn principal. In addition, the lenders of the May 2023 Promissory Notes received the May 2023 Warrants, which are redeemable warrants representing the right to purchase 1,716,667 Ordinary Shares, at an exercise price of $3.00 per Ordinary Share. The lenders of the May 2023 Promissory Notes included entities and individuals affiliated with Lucerne Capital Management LP, entities affiliated with UFO HOLDING AS, an entity formed under the laws of Norway, and the following parties related to the Company: Thomas Speidel, the Chief Executive Officer of the Company, Wolfgang Breme, the Chief Financial Officer of the Company at that time, and ADSH. In December 2023, a portion of kUSD 775 was repaid. The May 2023 Promissory Notes were fully repaid in 2024. On April 30, 2025, the May 2023 Warrants were amended and restated, pursuant to which the exercise period was extended from 5:00 p.m. Eastern Time on May 5, 2025 until 5:00 p.m., Eastern Time, on August 31, 2025. The May 2023 Warrants were exercised on various dates until August 31, 2025.

August 2023 Promissory Notes

On August 18, 2023, ADSE US issued secured promissory notes to entities and individuals affiliated with Lucerne Capital Management LP (the “August 2023 Lenders”) with an aggregate principal amount of kUSD 15,000 due on July 31, 2024. On each of August 26, 2024 and April 30, 2025, such promissory notes were amended and restated (as amended and restated, the “A&R August 2023 Promissory Notes”) to extend the maturity date from July 31, 2024 to August 31, 2025, and then from August 31, 2025 to August 31, 2026. The A&R August 2023 Promissory Notes can be drawn by ADSE as required. As of December 31, 2025, ADSE had not drawn any of these tranches. The shareholder loans have an interest rate of 10% per annum on the unpaid and actually drawn principal. In connection with the convertible note financing entered into on May 1, 2025, the security interests securing the A&R August 2023 Promissory Notes were released.

In addition, the August 2023 Lenders received redeemable warrants representing the right to purchase 3,500,001 Ordinary Shares, at an exercise price of $6.20 per Ordinary Share pursuant to certain warrant agreements, dated August 18, 2023 (the “August 2023 Warrants”). On August 26, 2024, the August 2023 Warrants were amended and restated, pursuant to which the exercise period was extended from 5:00 p.m. Eastern Time on August 26, 2024 until 5:00 p.m., Eastern Time, on August 26, 2026. Furthermore, as partial consideration for the extension of the August 2024 Promissory Notes (as defined below), the August 2023 Lenders whose tranches were drawn at the date of the extension received warrants to purchase an additional 500,000 Ordinary Shares, which warrants have the same terms as the August 2023 Warrants (the “Additional August 2023 Warrants”). As of December 31, 2025, the aggregate of 3,500,001 of the August 2023 Warrants and 500,000 of the Additional August 2023 Warrants were issued and exercisable.

August 2024 Promissory Notes

On August 26, 2024, ADSE US issued secured promissory notes to entities and individuals affiliated with Lucerne Capital Management LP (the “August 2024 Lenders”) with an aggregate principal amount of kUSD 15,000 originally due on August 31, 2025. On April 30, 2025, such promissory notes were amended and restated to extend their maturity date from August 31, 2025 to August 31, 2026 (the promissory notes as amended and restated, the “Lucerne 2024 Promissory Notes”).

On August 26, 2024, ADSE GM issued a secured promissory note with a principal amount of kUSD 3,000 to ADSH, with the promissory note having an original maturity date of August 31, 2025 (the “Intercompany 2024 Promissory Note” and together with the Lucerne 2024 Promissory Notes, the “2024 Promissory Notes”). On November 15, 2025 and March 31, 2026, the Intercompany 2024 Promissory Note was amended and restated to extend the maturity date to March 31, 2026 resp. April 30, 2026.

The 2024 Promissory Notes bear interest at a rate of 10% per annum on the unpaid and actually drawn principal. As of December 31, 2025, ADSE had drawn tranches in the amount of kUSD 2,580. In connection with the convertible note financing entered into on May 1, 2025, the security interests securing the 2024 Promissory Notes were released.

In addition, the August 2024 Lenders received the August 2024 Warrants, which are redeemable warrants representing the right to purchase 4,800,002 Ordinary Shares, at an exercise price of $6.20 per Ordinary Share pursuant to certain form of warrant, dated August 26, 2024. Each August 2024 Warrant is exercisable, in whole or in part, from August 26, 2025 until 5:00 p.m., Eastern Time, on August 26, 2026.

As of April 30, 2026, 800.000 warrants issued to ADSH remain issued and exercisable.

May 2026 Promissory Note

On May 14, 2026, ADSE US issued an amendment to one of the Lucerne 2024 Promissory Notes with original principal amount of kUSD 7.500. The amendment restates and substitutes the amendment dated as of April 30, 2025 of the note and increases the principal commitment to kUSD 25.000 with maturity date as of July 31, 2027. It confirms that the note is structured as a revolving credit facility under which amounts may be borrowed, repaid and reborrowed. The amended note bears interest of 11 % per annum on the unpaid principal amount of loans actually outstanding.

Lucerne Warrants

On April 9, 2026, the Company issued a Warrant Adjustment Notice (the “Warrant Adjustment Notice”) to The Lucerne Capital Master Fund, L.P. (“Lucerne Master Fund”) and The Lucerne Capital Special Opportunity Fund, Ltd. (“Lucerne Special Opportunity Fund”, and together with Lucerne Master Fund, “Lucerne”), pursuant to Section 3(a) and 3(b) of those certain amended and restated warrants to purchase up to an aggregate of 5,172,045 ordinary shares of the Company, nominal value $0.0001 per share (the “Ordinary Shares”), each dated as of August 26, 2024 (collectively, the “Lucerne Warrants”). Pursuant to the Warrant Adjustment Notice, the exercise price of each Lucerne Warrant was adjusted from $6.20 per share to $1.00 per share.

On April 10, 2026, Lucerne Master Fund delivered an Amended Warrant Exercise Notice to the Company exercising 5,105,379 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $5,105,379. On April 15, 2026, Lucerne Special Opportunity Fund delivered an Amended Warrant Exercise Notice to the Company exercising 66,666 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $66,666. The Company received payment of the aggregate subscription price in cleared funds on April 14, 2026 and April 16, 2026, respectively. The Company issued an aggregate of 5,172,045 Ordinary Shares to Lucerne in connection with the exercise of the Lucerne Warrants, consisting of 5,105,379 Ordinary Shares to Lucerne Master Fund and 66,666 Ordinary Shares to Lucerne Special Opportunity Fund. The Company intends to use the net proceeds from any exercise of the Lucerne Warrants to cancel certain of the Ayrton/Anson Warrants previously acquired by Lucerne Master Fund.

The Ordinary Shares issued upon exercise of the Lucerne Warrants were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), based on representations made by each exercising holder that it is an accredited investor as defined in Rule 501 of Regulation D promulgated thereunder.

December 2025 Promissory Note

On December 15, 2025, ADSE issued unsecured promissory notes to Svelland Global Trading Master Fund with an aggregate principal amount of EUR 5 million due on June 30, 2026 (the “December 2025 Promissory Note”). On February 25, 2026 the promissory note was amended and restated to increase the amount to EUR 12.5 million. The note bears interest at a rate of 10% per annum on the unpaid and actually drawn principal until February 25, 2026. After that date, interest increased to 15% per annum. As of December 31, 2025, ADSE had drawn the note in the amount of EUR 2.7 million. On May 14, 2026 ADSE issued a further amendment increasing the total amount to kEUR 32.500 and interest to 16% per annum. The amended note has a maturity date as of July 31, 2027 and can be drawn following written notices to the lender in line with ADSE business needs.

Subscription Agreements

On May 8, 2026, the Company entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors, pursuant to which the Company agreed to issue non-transferable rights to subscribe for up to an aggregate of 6,324,000 Ordinary Shares at an exercise price of $1.00 per Ordinary Share, subject to the terms and conditions set forth therein, in connection with the Company’s efforts to simplify its capital structure. On the same date, the investors exercised such rights in full, and 6,324,000 Ordinary Shares were issued and delivered to the investors.

The Ordinary Shares have not been registered under the Securities Act, or any applicable state securities laws, and were offered and sold in transactions exempt from the registration requirements of the Securities Act, including in offshore transactions in reliance on Regulation S promulgated under the Securities Act and in transactions not involving a public offering in reliance on Section 4(a)(2) of the Securities Act. The Company received gross proceeds of approximately $6.3 million from the issuance of Ordinary Shares pursuant to the subscription agreements. The Company intends to use the net proceeds for general corporate purposes, which may include working capital, capital expenditures, and other business investments.

Additionally, in connection with the Subscription Agreements, the Company will enter into a registration rights agreement with certain investors (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide customary resale shelf registration rights with respect to the Registrable Securities held by such investors, including, subject to certain thresholds and conditions, the right to request underwritten shelf takedowns and block trades. The Company also agreed to bear the registration expenses and granted customary indemnification, contribution, suspension and related procedural rights and obligations under the agreement.

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

8.B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Ordinary Shares and warrants, each warrant to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to adjustment, referred herein as Listed Warrants, are listed on the Nasdaq Capital Market under the symbols ADSE and ADSEW, respectively. The Ordinary Shares and Listed Warrants are described in Item 10.B of this Annual Report under “Memorandum and Articles of Association.”

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Ordinary Shares and Listed Warrants are listed on the Nasdaq Capital Market under the symbols “ADSE” and “ADSEW,” respectively.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

The information set forth in Exhibit 2.6 “Description of Securities” is incorporated herein by reference

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

10.E. Taxation

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of Ordinary Shares and Listed Warrants. The information set forth in this section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and court decisions, all as in effect as of the date hereof. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, in a manner that could adversely affect the tax considerations discussed below.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Ordinary Shares or Listed Warrants that is for U.S. federal income tax purposes:

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances. In particular, this discussion considers only U.S. Holders that hold Ordinary Shares or Listed Warrants as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the alternative minimum tax, the Medicare tax on net investment income or the U.S. federal income tax consequences to holders that are subject to special rules, including, without limitation:

●	banks or certain other financial institutions or financial services entities;

●	brokers, dealers or traders in securities;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	tax-qualified retirement plans;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that acquired Ordinary Shares or Listed Warrants pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold Ordinary Shares or Listed Warrants, or who will hold Ordinary Shares or Listed Warrants, as part of a straddle, constructive sale, hedging, redemption or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders);

●	S corporations, partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes, or shareholders, partners or members of such S corporations, partnerships or other pass-through entities;

●	persons required to accelerate the recognition of any item of gross income with respect to Ordinary Shares or Listed Warrants as a result of such income being recognized on an applicable financial statement;

●	persons who actually or constructively own 5% (measured by vote or value) or more of Ordinary Shares; and

●	holders that are not U.S. Holders.

This discussion does not address any tax laws other than the U.S. federal income tax law, such as U.S. federal gift or estate tax laws, state, local or non-U.S. tax laws.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Ordinary Shares or Listed Warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares and Listed Warrants.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of acquiring, owning or disposing Ordinary Shares or Listed Warrants or any other related matter or other matter discussed herein. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

EACH HOLDER OF ORDINARY SHARES OR LISTED WARRANTS SHOULD CONSULT ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDERS OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND LISTED WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

Distributions on Ordinary Shares

Subject to the PFIC rules discussed in the section below titled “Passive Foreign Investment Company Status,” if ADSE Holdco makes a distribution of cash or other property to a U.S. Holder of Ordinary Shares, such distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of ADSE Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce (but not below zero) a U.S. Holder’s basis in its Ordinary Shares, and any remaining excess will be treated as gain from the sale or exchange of such Ordinary Shares (see “Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Listed Warrants” below).

With respect to corporate U.S. Holders, dividends with respect to Ordinary Shares generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, ADSE Holdco dividends generally will be taxed as “qualified dividend income” at preferential long-term capital gains rates if (i) Ordinary Shares are readily tradable on an established securities market in the United States or ADSE Holdco is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) certain holding period and at-risk requirements are met, (iii) ADSE Holdco is not treated as a PFIC in the taxable year in which the dividend is paid or the preceding taxable year, and (iv) certain other requirements are met. Our Ordinary Shares are listed on the Nasdaq and we accordingly expect the first condition described above to be satisfied. U.S. Holders should consult their tax advisors regarding the availability of the preferential rate for any dividends paid with respect to Ordinary Shares.

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

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Listed Warrants

Subject to the PFIC rules discussed in the section below titled “Passive Foreign Investment Company Status,” upon a sale, exchange, redemption or other taxable disposition of Ordinary Shares or Listed Warrants, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale, exchange, redemption or other taxable disposition, and (ii) such U.S. Holder’s adjusted tax basis in the Ordinary Shares or Listed Warrants sold.

Capital gain or loss will generally constitute long-term capital gain or loss if a U.S. Holder’s holding period for the Ordinary Shares or Listed Warrants exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be taxable at preferential rates. The deductibility of capital losses is subject to limitations. For purposes of calculating the U.S. foreign tax credit, gain or loss recognized by a U.S. Holder upon the sale, exchange, redemption or other taxable disposition of Ordinary Shares or Listed Warrants will generally be treated as U.S. source gain or loss. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Exercise or Lapse of a Listed Warrant

Subject to the PFIC rules discussed in the section below titled “Passive Foreign Investment Company Status” and except as discussed below with respect to the cashless exercise of a Listed Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Listed Warrant for cash. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Listed Warrant or the day following the date of exercise of the Listed Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Listed Warrant. If a Listed Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Listed Warrant.

The tax consequences of a cashless exercise of a Listed Warrant are not clear under current law. Subject to the PFIC rules discussed in the section titled below “Passive Foreign Investment Company Status,” a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the Listed Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Listed Warrant or the day following the date of exercise of the Listed Warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Listed Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered Listed Warrants with an aggregate fair market value equal to the exercise price for the total number of Listed Warrants to be exercised. Subject to the PFIC rules discussed in the section titled below “Passive Foreign Investment Company Status,” the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Listed Warrants deemed surrendered and the U.S. Holder’s tax basis in such Listed Warrants. In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal to the sum of the U.S. holder’s tax basis in the total amount of Listed Warrants exercised (including the surrendered Listed Warrants) plus (or minus) the gain (or loss) recognized with respect to the surrendered Listed Warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares received would commence on the date of exercise of the Listed Warrant or the day following the date of exercise of the Listed Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Possible Constructive Distributions

The terms of each Listed Warrant provide for an adjustment to the number of Ordinary Shares for which the Listed Warrant may be exercised or to the exercise price of the Listed Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Listed Warrant would, however, be treated as receiving a constructive distribution from ADSE Holdco if, for example, the adjustment increases the U.S. Holder’s proportionate interest in ADSE Holdco’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to U.S. Holders of such Ordinary Shares as described under “Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of the Listed Warrant had received a cash distribution from ADSE Holdco equal to the fair market value of the increase in the interest.

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

ADSE Holdco believes that it was not a PFIC in its 2025 taxable year and does not expect to be treated as a PFIC in the current taxable year or in future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and depends, among other things, upon the composition of ADSE Holdco’s gross income and assets. Accordingly, there can be no assurance that ADSE Holdco will not be a PFIC for the current taxable year or in future taxable years.

If ADSE Holdco is determined to be a PFIC for any taxable year (or any portion thereof) that is included in the holding period of a U.S. Holder and, in the case of Ordinary Shares, such U.S. Holder did not make a timely and effective qualified electing fund (“QEF”) election or a mark-to-market election (each described below) for ADSE Holdco’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) Ordinary Shares, then such U.S. Holder will generally be subject to special and adverse rules with respect to (i) any gain recognized by such U.S. Holder on the sale or other disposition of its Ordinary Shares or Listed Warrants and (ii) any “excess distribution” made to a U.S. Holder (generally, any distributions to a U.S. Holder during a taxable year of such U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such Ordinary Shares). Under proposed Treasure Regulations, which have to date not been enacted, such rules would generally apply with respect to the Listed Warrants as well. Under these default PFIC rules:

●	a U.S. Holder’s gain or excess distribution will be allocated ratably over such U.S. Holder’s holding period for its Ordinary Shares or Listed Warrants;

●	the amount of gain allocated to such U.S. Holder’s taxable year in which such U.S. Holder recognized the gain or received the excess distribution, or to the period in such U.S. Holder’s holding period before the first day of ADSE Holdco’s taxable year in which it was a PFIC, will be taxed as ordinary income; and

●	the amount of gain allocated to other taxable years (or portions thereof) of such U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest marginal tax rate in effect for that year and applicable to such U.S. Holder, and an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year (or portion thereof) of such U.S. Holder’s holding period.

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of the Ordinary Shares (but not the Listed Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of ADSE Holdco’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which ADSE Holdco’s taxable year ends. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from ADSE Holdco. ADSE Holdco has not determined whether it will provide U.S. Holders with this information if it determines that it is a PFIC.

Alternatively, if ADSE Holdco is a PFIC and the Ordinary Shares are treated as “marketable stock,” a U.S. Holder may also be to avoid the adverse PFIC tax consequences described above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Ordinary Shares, makes an election to mark such shares to their market value for such taxable year (a “mark-to-market election”). Such U.S. Holder generally will include as ordinary income for each year that ADSE Holdco is treated as a PFIC the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over such U.S. Holder’s adjusted basis in its Ordinary Shares. Such U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Such U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss recognized. Gain recognized on a sale or other taxable disposition of the Ordinary Shares in a taxable year in which ADSE Holdco is a PFIC will be treated as ordinary income, and any loss will be ordinary to the extent of the net amount of previously included income as a result of the mark-to-market election (and thereafter will be capital loss, the deductibility of which is subject to limitations). Currently, a mark-to-market election may not be made with respect to the Listed Warrants.

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

The rules dealing with PFICs are very complex and affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their tax advisors concerning the application of the PFIC rules to Ordinary Shares or Listed Warrants under their particular circumstances.

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

Distributions with respect to Ordinary Shares and proceeds from the sale, exchange, redemption or other taxable disposition of Ordinary Shares or Listed Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

Anticipated Material Irish Tax Consequences to Non-Irish Holders of ADSE Holdco Securities

Scope

The following is a summary of the anticipated material Irish tax consequences for Non-Irish Holders of the acquisition, ownership and disposal of Ordinary Shares and Listed Warrants. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Annual Report and stamp duty and withholding tax clearances which have been granted by the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is an individual who beneficially owns their Ordinary Shares and/or Listed Warrants, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold or use their Ordinary Shares and/or Listed Warrants, in connection with a trade carried on by such person through an Irish branch or agency.

This summary does not constitute legal or tax advice and is intended only as a general guide. The summary is not exhaustive and securityholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of Ordinary Shares and Listed Warrants. The summary applies only to Non-Irish Holders who hold their Ordinary Shares and/or Listed Warrants, as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Ordinary Shares and/or Listed Warrants by virtue of an Irish office or employment (performed or carried on to any extent in Ireland). This summary may not apply to entities associated with the Company (being entities (i) which are, directly or indirectly, entitled to more than 50% of the ownership rights, voting power or profits of the Company (or entities in which the Company holds such an entitlement), (ii) which have definite influence in the Company (or entities in which the Company has such influence); or (iii) where a third entity has such entitlements or influence in respect of another entity and the Company).

The summary does not, except where expressly stated, consider the position of Non-Irish Holders who hold their Ordinary Shares and/or Listed Warrants directly (and not beneficially through a broker or custodian (through DTC)). The Irish tax consequences of transactions in Ordinary Shares and/or Listed Warrants held directly are generally negative when compared with Ordinary Shares and/or Listed Warrants held through DTC. Any Non-Irish Holder contemplating holding their Ordinary Shares and/or Listed Warrants directly should consult their personal tax advisors as to the Irish tax consequences of acquiring, owning and disposing of such Ordinary Shares and/or Listed Warrants.

Irish Tax on Chargeable Gains (Irish CGT)

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%. Non-Irish Holders will not be within the territorial scope of a charge to Irish CGT on a disposal of their Ordinary Shares and/or Listed Warrants, provided that (i) such Ordinary Shares and/or Listed Warrants neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency; and (ii) neither the Ordinary Shares nor the Listed Warrants derive their value, or the greater part of their value, directly or indirectly, from Irish land, minerals in Ireland or any rights, interests or other assets in relation to mining or minerals or the searching for minerals or exploration or exploitation rights on the Irish Continental Shelf. A Non-Irish Holder who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of the Ordinary Shares and/or Listed Warrants during the period in which such individual is non-resident.

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

Irish stamp duty may be payable in respect of transfers of Ordinary Shares and Listed Warrants, depending on the manner in which the Ordinary Shares and Listed Warrants are held. ADSE Holdco has entered into arrangements with DTC to allow the Ordinary Shares and Listed Warrants to be settled through the facilities of DTC. As such, the discussion below discusses separately the securityholders who hold their shares through DTC and those who do not.

Ordinary Shares or Listed Warrants Held Through DTC

Transfers of Ordinary Shares and Listed Warrants effected by means of the transfer of book entry interests in DTC are not subject to Irish stamp duty.

Ordinary Shares or Listed Warrants Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Ordinary Shares or Listed Warrants where any party to the transfer holds such Ordinary Shares or Listed Warrants outside of DTC may be subject to Irish stamp duty.

Holders of Ordinary Shares or Listed Warrants wishing to transfer their Ordinary Shares or Listed Warrants into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

●	there is no change in the beneficial ownership of such shares as a result of the transfer; and

●	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares or warrants by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of Ordinary Shares and Listed Warrants held outside of DTC, it is strongly recommended that those securityholders who do not hold their ADSE Holdco securities through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their ADSE Holdco securities as into DTC as soon as possible.

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

The company will be responsible for withholding any DWT required if the payee has not provided proper documentation that they are exempt from such DWT.

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

Ordinary Shares Held by Residents of Relevant Territories Other Than the United States

Holders of Ordinary Shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT.

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

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of Ordinary Shares and Listed Warrants because Ordinary Shares and Listed Warrants are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.

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

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our principal shareholders are exempt from the reporting provisions, and the members of our board of directors, our officers, and our principal shareholders are exempt from the “short-swing” profit recovery provisions, that contained in Section 16 of the Exchange Act with respect to their acquisition and disposition of our Ordinary Shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first six-month period of our fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that changes in market prices - e.g. foreign exchange rates, interest rates and equity prices - will affect ADSE’s income or the value of its holdings of financial instruments. The financial instruments affected by market risk essentially comprise financial liabilities and assets.

Interest Rate Risk

At December 31, 2025, we did not have any significant exposure to interest rate risk as the remaining term of shareholder loans is less than six months and interest rates are fixed and we only have insignificant interest income from cash and cash equivalents and other investments.

Currency Risk

At December 31, 2025, ADSE is exposed to currency risks arising from bank balances in foreign currencies, transactions in foreign currencies, including shareholder loans and intercompany financing in currencies other than the borrower’s or lender’s functional currency, revenue generated or purchases for materials and services, and operating business activities in the US for ADSE US. The main exposure of currency risks arises with respect to intercompany receivables from ADSE US amounting to EUR 22.0 million (December 31, 2024: net intercompany payables to ADSE US amounting to EUR 2.3 million), bank balances amounting to EUR 1.2 million (December 31, 2024: EUR 1.8 million), trade payables amounting to EUR 2.3 million (31. December 2024: EUR 1.0 million) all of which are denominated in USD and one tranche of the shareholder loans amounting to EUR 2.3 million (December 31, 2024: EUR 1.1 million) issued to ADSE GM. Lesser currency risks arise from normal operations since 92% of revenues in 2025 (2024: 95%, 2023: 95%) are generated in EUR.

Equity risk

Equity risk is the risk that changes in stock markets - e.g. a falling price of Ordinary Shares and/or Listed Warrants (“ADSE’s trading price”), receiving no dividends, receiving lower dividends than expected, or fluctuations in the equity markets - will affect the value of ADSE’s Ordinary Shares and outstanding warrants. The volatility of ADSE’s trading price could potentially have significant impact on the valuation of warrant liabilities in the future and valuation of future share-based payments. As of December 31, 2025, equity risks arise with respect to warrant liabilities amounting to EUR 54.8 million.

Other Market Risks

ADSE is not significantly exposed to other market risks.

See also ADSE´s audited financial statement for years ended December 31, 2025 and 2024, respectively, included elsewhere in this annual report for more information.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not Applicable.

12.B. Warrants and Rights

See Exhibit 2.6 “Description of Securities” of this Annual Report, which is incorporated herein by reference.

12.C. Other Securities

Not Applicable.

12.D. American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Management, with the participation of ADSE’s Chief Executive Officer and Chief Financial Officer (our “Certifying Officers”), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, have inherent limitations and can provide only reasonable assurance of achieving their objectives.

Based on the evaluation performed as of December 31, 2025, as a result of the material weaknesses in internal control over financial reporting that are described below in Management’s Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design safeguards into the process to reduce, though not eliminate, this risk.

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

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on criteria for effective internal control over financial reporting established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses described below.

Management has determined that the company had the following material weaknesses in its internal control over financial reporting:

Control Environment, Risk Assessment, and Monitoring

We did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. There is a general deficiency in that there is insufficient or incomplete documentation of risk assessment, process narratives and descriptions of key controls the Company relies on to establish and maintain an effective internal control over financial reporting. ADSE partially relies on third party service providers and/or shared service centers to perform bookkeeping and certain external reporting services. For bookkeeping, the external services provided by third parties have been reduced significantly by the transfer and integration of employees to ADSE . The Head of Finance and Accounting periodically reviews the external service providers through the established monitoring and controls of outsourced activities.

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

These deficiencies were attributed to (i) insufficient number of qualified resources and inadequate oversight and accountability over the performance of controls, (ii) ineffective identification and assessment of risks impacting internal control over financial reporting, and (iii) ineffective evaluation and determination as to whether the components of internal control were present and functioning.

Control Activities, and Information and Communication

These material weaknesses contributed to the following additional material weaknesses within certain business processes and the information technology environment (i) there is a lack of formal process for review procedures in place, and moreover a lack of evidence maintained and saved for management review controls being performed, (ii) we identified but did not yet document and implement formal accounting policies, procedures and controls across substantially all of the Company’s business processes to achieve timely, complete, accurate financial accounting, reporting, and disclosures. Additionally, we designed but did not yet implement adequate comprehensive controls maintained at the corporate level which are at a sufficient level of precision to provide for the appropriate level of oversight of business process activities, corresponding risks and related controls, (iii) we designed but did not appropriately implement management review controls at a sufficient level of precision around complex accounting areas and disclosure, (iv) control owners don’t perform test work to confirm completeness and accuracy of the key reports, spreadsheets and queries they used in their control activities, (v) we did not appropriately design and implement controls over the existence and completeness of inventory stored at third party warehouses or suppliers.

Accordingly, management has concluded that these control deficiencies constitute material weaknesses.

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

Our internal control remediation efforts include the following (i) we continue to formalize the design of certain accounting and information technology policies relating to security and change management controls, (ii) we hired additional qualified resources to segregate key functions within our financial and information technology processes supporting our internal controls over financial reporting (e.g. order-to-cash and accounts receivables), (iii) we have engaged an outside firm to assist management with (a) reviewing our current processes, procedures, and systems and assessing the design of controls to identify opportunities to enhance the design of controls that would address relevant risks identified by management, and (b) enhancing and implementing protocols to retain sufficient documentary evidence of operating effectiveness of such controls.

In December 2023 we started a comprehensive project to further develop our governance, risk and compliance (“GRC”) program, with support from external advisors.

During Phase 1 we:

●	evaluated our governance, risk management, compliance management and internal control management systems

●	updated key GRC policies and procedures

●	developed our internal delegation of authorities (“DoA”) and signature policy

●	advanced our risk management system, including updates to our risk category catalogue according to the COSO framework, and conducted workshops with our departments to identify, assess and mitigate risks.

●	updated the GRC training curriculum and introduced new training modules regarding compliance and IT security.

●	updated our whistleblower policy and integrated a new whistleblower reporting system and process.

During Phase 2 we:

●	reshaped the internal decision-making matrix in relation to the delegation of authorities and made an implementation plan

●	detailed the risk catalog with respective risk mitigation measures

●	determined the entity level controls and IT general controls

●	created risk control matrices, identified the expected risk factors and aligned with the process owners for each company

●	conducted workshops with the process owners in preparation of the rollout of the management controls, test and documentation as well as the GRC policy

Furthermore, we

●	enhanced and established further compliance awareness and trainings for all employees

●	reviewed and updated most of the corporate guidelines and policies.

In addition to implementing and refining the above activities, we are taking further remediation activities in “Phase 3”, including (i) the continuous improvement and formalization of our corporate governance, accounting, business operations, and information technology policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures, (ii) the revision and redesign of the company level controls in accordance with ICFR requirements and to achieve effectiveness, (iii) the establishment of effective general controls over systems to ensure that our automated process level controls and information produced and maintained in our IT systems are relevant and reliable, (iv) (v) the enhancement of policies and procedures to retain adequate documentary evidence for certain management review controls over certain business processes including precision of review and evidence of review procedures performed to demonstrate effective operation of such controls, (vi) the monitoring of controls and protocols that will allow us to timely assess the design and the operating effectiveness of controls over financial reporting and make necessary changes to the design of controls, if any. The above-mentioned activities for ICFR development and implementation are carried out in alignment with the go-live of our ERP system SAP S4 Hana in January 2026.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting. These remediation measures, which continue as of December 31, 2025 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues.

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

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In light of the material weaknesses in our internal control over financial reporting identified in this Annual Report, we plan to adopt a number of measures to remedy the underlying causes of the material weaknesses, as discussed under the heading “Controls and Procedures - Management’s Annual Report on Internal Controls Over Financial Reporting” above. Measures that we initiated in 2023 through 2025 currently remain in progress. We cannot guarantee that the measures we plan to take or may take in the future will be sufficient to remediate our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

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

The following table presents the aggregate fees billed by BDO AG Wirtschaftsprüfungsgesellschaft, our independent registered public accounting firm, for the fiscal years ended December 31, 2025 and 2024

	12 Months Ended	12 Months Ended
	December 31,	December 31,
	2025	2024
BDO AG Wirtschaftsprüfungsgesellschaft
Audit Fees	€890,084	€774,838
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	€890,084	€774,838

In 2025 and 2024, audit fees relate to the audits of the consolidated financial statements of ADSE, the review of documents filed with the SEC and statutory audit of ADSE HoldCo. None of the fees paid were approved pursuant to the de minimis exception.

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

Pursuant to Nasdaq Listing Rule 5615(a)(3), we have elected to follow certain Irish practices consistent with the requirements of the Irish law in lieu of the requirements of Nasdaq Listing Rules 5635(b), which generally requires stockholder approval for the issuance of securities when such issuance will result in a change of control, and 5635(d), which generally requires shareholder approval prior to the issuance of securities in a transaction (other than a public offering) involving the sale or potential issuance of 20% or more of a company’s outstanding ordinary shares or voting power at a price below the minimum price specified in the rule.

The shareholder approval requirements set forth in Nasdaq Listing Rules 5635(b) and 5635(d) are different than those required pursuant to the Irish law as a result of our M&A, which does not require that shareholders approve such transactions. We intend to comply with the Irish law in lieu of the requirements set forth in Nasdaq Listing Rules 5635(b) and 5635(d).

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

ITEM 19. EXHIBITS

We have filed or incorporated by reference herein the following documents as exhibits to this Annual Report:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 1.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
2.2	Specimen Ordinary Share Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-260312).
2.3	Specimen Warrant Certificate of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-260312).
2.4	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.20 to the F-3 filed on February 12, 2025).
2.5	Form of Indenture for Subordinated Debt Securities (incorporated by reference to Exhibit 4.21 to the F-3 filed on February 12, 2025).
2.6*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
2.7	Amended and Restated Warrant Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021).
2.8	Form of Amended and Restated Warrant, dated August 26, 2024, by and between the Company and the 2023 Lenders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on August 30, 2024).
2.9	Form of Intercompany Promissory Note, dated August 26, 2024, by and between ADS-Tec Energy GmbH and ads-tec Holding GmbH (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on August 30, 2024).
2.10	Form of Warrant, dated August 26, 2024, by and between the Company and the 2024 Lenders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed on August 30, 2024).
2.11	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed on May 1, 2025).
2.12	Form of Third Amended and Restated Promissory Note, dated April 30, 2025, by and between ADSE US and the 2023 Lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on May 1, 2025).
2.13	Form of Second Amended and Restated Promissory Note, dated April 30, 2025, by and between ADSE US and the 2024 Lenders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on May 1, 2025).
4.1	Form of Indemnification Agreement with ADS-TEC ENERGY PLC’s directors and executive officers, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-260312).
4.2	Registration Rights Agreement, dated December 22, 2021, by and among European Sustainable Growth Acquisition Corp., ADS-TEC ENERGY PLC, the EUSG initial shareholders, EarlyBirdCapital, Inc., ABN AMRO Securities (USA) LLC, and the ADSE GM Shareholders, incorporated by reference to Exhibit 4.6 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.3	ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.11 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on December 29, 2021.
4.4	Form of Non-Qualified Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-260312).
4.5	Form of Incentive Stock Option Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-260312).

4.6	Form of Restricted Stock Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-260312).
4.7	Form of Restricted Stock Unit Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-260312).
4.8	Form of Stock Appreciation Rights Agreement pursuant to the ADS-TEC ENERGY PLC 2021 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-260312).
4.9	Form of Non-Executive Director Appointment Letter of ADS-TEC ENERGY PLC, incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-260312).
4.10	Employment Agreement, dated April 19, 2022, by and between ads-tec Energy GmbH and Thomas Speidel, incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2022.
4.11	Guarantee Agreement, dated August 18, 2023, by and between the ads-tec Holding GmbH and certain lenders thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on August 25, 2023).
4.12	Amended German Guarantee Agreement, dated August 26, 2024, by and between the Company and the 2023 Lenders (incorporated by reference to Exhibit 10.6 to the Current Report on Form 6-K filed on August 30, 2024).
4.13	Guarantee Agreement, Dated August 26, 2024, by and between the Company and the 2024 Lenders (incorporated by reference to Exhibit 10.8 to the Current Report on Form 6-K filed on August 30, 2024).
4.14	Guarantee Agreement, dated May 5, 2023, by and between the ads-tec Energy PLC and certain lenders thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed on May 11, 2023).
4.15*	Second Amended and Restated Promissory Note, dated May 14, 2026, by and between ADS-TEC Energy PLC and Svelland Global Trading Master Fund.
4.16*	Fourth Amended and Restated Secured Promissory Note, dated May 14, 2026, by and between ADS-TEC Energy, Inc. and The Lucerne Capital Master Fund, L.P.
4.17	Form of Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed on May 12, 2026).
4.18	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed on May 12, 2026).
4.19	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 6-K filed on May 12, 2026).
8.1	List of subsidiaries of ADS-TEC ENERGY PLC (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 12, 2025).
11.1	Insider Trading Policy of ADS-TEC Energy Group (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 12, 2025).
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO AG Wirtschaftsprüfungsgesellschaft.
97	Clawback Policy (incorporated by reference to Exhibit 97 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
99.1*	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
		Name:	Thomas Speidel
		Title:	Chief Executive Officer

Date: May 15, 2026

Consolidated Financial Statements

ADS-TEC Energy PLC

as at and for the year ended

December 31, 2025 and 2024

Prepared in accordance with International Financial Reporting Standards (IFRS)

as issued by the International Accounting Standards Board (IASB)

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ads-Tec Energy PLC

Dublin, Ireland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ads-Tec Energy PLC (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.3 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations since its inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We have served as the Company's auditor since 2021.

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

PCAOB ID 1010

Frankfurt am Main, Germany

May 15, 2026

F-2

Consolidated statements of profit or loss and comprehensive income (loss)

kEUR	Note	2025	2024	2023
Continuing operations
Revenue	4.1.1	31,559	110,013	107,384
Cost of sales	4.1.2	-47,842	-90,585	-110,270
Gross profit (loss)		-16,283	19,427	-2,886
Research and development expenses	4.1.2	-8,488	-8,971	-2,832
Selling and general administrative expenses	4.1.2	-32,797	-31,588	-27,823
Impairment gains (losses) on trade receivables, contract assets, and other investments	4.5.2.1	-55	-58	104
Other income	4.1.3	2,264	14,530	667
Other expenses	4.1.4	-1,334	-1,949	-11,755
Operating result		-56,694	-8,609	-44,525
Finance income	4.1.5	60,788	24	190
Finance expenses	4.1.5	-59,542	-88,883	-13,887
Net finance result		1,246	-88,858	-13,697
Result before tax		-55,447	-97,467	-58,221
Income tax benefits (expenses)	4.1.6	257	-491	3,141
Result for the period		-55,190	-97,958	-55,081
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		-432	939	61
Other comprehensive income (loss) for the period, net of tax		-432	939	61
Total comprehensive income (loss) for the period		-55,621	-97,019	-55,020

Profit (loss) attributable to:
Shareholders of the parent		-55,190	-97,958	-55,081
Non-controlling interests		-	-	-

Total comprehensive income (loss) attributable to:
Shareholders of the parent		-55,621	-97,019	-55,020
Non-controlling interests		-	-	-

Earnings (loss) per share (in EUR)
Diluted	4.1.7	-0.98	-1.91	-1.13
Basic	4.1.7	-0.98	-1.91	-1.13

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of financial position

ASSETS

kEUR	Note	Dec. 31, 2025	Dec. 31, 2024
Intangible assets	4.2.1	12,910	20,529
Right-of-use assets	4.2.2	2,981	3,273
Property, plant and equipment	4.2.3	7,614	6,195
Other investments and other assets (non-current)	4.2.4	144	179
Trade and other receivables (non-current)	4.2.6	25	6
Deferred tax assets	4.1.6	15	6
Non-current assets		23,689	30,188
Inventories	4.2.5	51,010	63,666
Trade and other receivables (current)	4.2.6	7,630	14,929
Contract assets	4.1.1	-	40
Other accrued items	4.2.7	933	13,447
Current tax assets	4.1.6	-	102
Cash and cash equivalents	4.2.8	6,987	22,858
Current assets		66,560	115,042
Total assets		90,249	145,230

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES

kEUR	Note	Dec. 31, 2025	Dec. 31, 2024
Share capital	4.2.9	5	5
Capital reserves	4.2.9	332,907	245,298
Other equity	4.2.9	613	1,044
Retained earnings	4.2.9	-289,157	-191,198
Profit (loss)	4.2.9	-55,190	-97,958
Equity attributable to owners of the Company		-10,822	-42,809
Non-controlling interests		-	-
Total equity		-10,822	-42,809
Lease liabilities (non-current)	4.2.2	1,866	2,336
Warrant liabilities (non-current)	4.2.10	11,259	119,581
Trade and other payables (non-current)	4.2.11	214	209
Contract liabilities (non-current)	4.1.1	2	265
Other provisions (non-current)	4.2.12	747	2,132
Deferred tax liabilities	4.1.6	1,345	1,670
Non-current liabilities		15,432	126,192
Lease liabilities (current)	4.2.2	1,322	1,144
Warrant liabilities (current)	4.2.10	43,550	-
Loans and borrowings (current)	4.2.13	5,010	13,333
Trade and other payables (current)	4.2.11	20,652	34,963
Contract liabilities (current)	4.1.1	11,955	6,809
Income tax liabilities (current)		75	13
Other provisions (current)	4.2.12	3,075	5,586
Current liabilities		85,638	61,847
Total liabilities		101,071	188,039
Total equity and liabilities		90,249	145,230

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of cash flows

kEUR	Note	2025	2024	2023
Result for the period		-55,190	-97,958	-55,081
Depreciation and amortization	4.1.2	10,588	6,699	4,850
Finance income excluding foreign currency gains	4.1.5	-60,788	-24	-187
Finance expense excluding foreign currency losses	4.1.5	59,542	82,222	13,886
Non-cash effective foreign currency (gains) losses	4.1.5	22	6,352	-35
Non-cash effect of share-based payments	4.3	2,655	3,866	1,451
Loss on disposal of property, plant and equipment	4.2.3	63	2	5
Change in trade receivables not attributable to investing or financing activities	4.2.6	7,544	7,052	-1,616
Change in inventories	4.2.5	-1,379	-25,048	5,382
Change in write-downs on inventories	4.2.5	13,198	689	8,093
Change in trade payables	4.2.11	-14,367	12,929	6,117
Change in contract assets	4.1.1	40	-40	6
Change in contract liabilities	4.1.1	4,906	-462	-16,185
Change in other investments and other assets	4.2.7	-341	101	3,190
Change in other provisions	4.2.12	-3,996	-13,063	11,928
Change in other liabilities	4.2.11	394	-116	692
Income tax expenses (benefits)	4.1.6	-257	491	-3,141
Interest received	4.1.5	395	24	187
Income taxes paid		-15	-3	-203
Cash flow from operating activities		-36,985	-16,285	-20,659

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

kEUR	Note	2025	2024	2023
Purchase of property, plant and equipment	4.2.3	-2,883	-958	-2,297
Investments in intangible assets, including internally generated intangible asset	4.2.1	-399	-445	-7,623
Proceeds from sale of property, plant and equipment	4.2.3	20	107	-
Cash flow from investing activities		-3,262	-1,296	-9,920
Proceeds from shareholder loans	4.2.13	6,275	13,966	12,033
Proceeds from convertible notes	4.2.9	38,156	-	-
Proceeds from issuance of shares and other equity securities	4.2.9	661	776	6,741
Proceeds from the issuance of warrants presented as financial liabilities	4.2.10	9,000	-	8,592
Proceeds from the exercise of warrants	4.2.10	26,950	9,260	-
Repayment of shareholder loans	4.2.13	-22,026	-11,225	-703
Repayment of convertible notes	4.2.9	-21,231	-	-
Repayment of lease liabilities	4.2.2	-1,222	-996	-912
Interest paid	4.1.5	-12,517	-1,183	-259
Cash flow from financing activities		24,046	10,598	25,492
Change in cash and cash equivalents		-16,201	-6,984	-5,087
Cash and cash equivalents at the beginning of the period	4.2.8	22,858	29,162	34,441
FX effects	4.1.5	331	680	-192
Cash and cash equivalents at the end of the period		6,987	22,858	29,162

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of changes in equity

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2025	5	245,298	-289,157	1,044	-288,112	-42,809	-42,809
Result for the period	-	-	-55,190	-	-55,190	-55,190	-55,190
Other comprehensive income (loss)	-	-	-	-432	-432	-432	-432
Total comprehensive income (loss)	-	-	-55,190	-432	-55,622	-55,622	-55,622
Exercise of warrants	0	57,539	-	-	-	57,539	57,539
Conversion of convertible notes	0	26,753	-	-	-	26,753	26,753
Share-based payments	-	2,655	-	-	-	2,655	2,655
Exercise of options	-	661	-	-	-	661	661
Balance as of Dec. 31, 2025	5	332,907	-344,347	613	-343,734	-10,822	-10,822

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2024	4	225,007	-191,198	106	-191,092	33,919	33,919
Result for the period	-	-	-97,959	-	-97,959	-97,959	-97,959
Other comprehensive income (loss)	-	-	-	939	939	939	939
Total comprehensive income (loss)	-	-	-97,959	939	-97,019	-97,019	-97,019
Exercise of warrants	0	15,647	-	-	-	15,647	15,647
Exercise of options	-	776	-	-	-	776	776
Share-based payments	-	3,869	-	-	-	3,869	3,869
Balance as of Dec. 31, 2024	5	245,298	-289,157	1,044	-288,112	-42,809	-42,809

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2023	4	216,815	-136,117	45	-136,073	80,747	80,747
Result for the period	-	-	-55,081	-	-55,081	-55,081	-55,081
Other comprehensive income (loss)	-	-0	-	61	61	61	61
Total comprehensive income (loss)	-	-0	-55,081	61	-55,020	-55,020	-55,020
Capital contribution	-	6,741	-	-	-	6,741	6,741
Share-based payments	-	1,451	-	-	-	1,451	1,451
Balance as of Dec. 31, 2023	4	225,007	-191,198	106	-191,092	33,919	33,919

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Reporting entity and group information

Notes to the consolidated financial statements

1.	Reporting entity and group information

1.1	Reporting entity

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

The board of directors of ADSE Holdco authorized the consolidated financial statements on May 15, 2026.

1.2	Group information

The consolidated financial statements of ADSE include:

Dec. 31, 2025			Shareholding
Group companies	City	Country	Direct or indirect
ADS-TEC Energy PLC (“ADSE Holdco”)	Dublin	Ireland	Parent company
ads-tec Energy GmbH (“ADSE GM”)	Nürtingen	Germany	100%
ads-tec Energy, INC. (“ADSE US”)	Sarasota	USA	100%
ads-tec Energy Service GmbH (“ADSE Service”)	Nürtingen	Germany	100%
ads-tec Energy Schweiz GmbH (“ADSE CH”)	Zurich	Switzerland	100%
ads-tec Energy Austria GmbH (“ADSE AT”)	Kötschach-Mauthen	Austria	100%

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

ads-tec Energy Austria GmbH (“ADSE AT”) was founded as a wholly owned subsidiary of ADSE GM on March 27, 2025. ADSE AT is focused on the distribution of products and services in the areas of services in the fields of energy management, energy storage, e-mobility, and renewable energies.

As of the reporting date shareholders of ADSE Holdco are as follows:

Shareholders	Ordinary shares	Percentage
Treasury shares	80,247	0.00%
ads-tec Holding GmbH	18,020,882	29.82%
Bosch Thermotechnik GmbH	8,062,451	13.34%
Robert Bosch GmbH	2,400,000	3.97%
Others	31,952,894	52.87%
Total Issued shares	60,516,474
less Treasury shares	80,247
Total Outstanding shares	60,436,227	100%

Reporting entity and group information

Entities with significant influence over ADSE

As of December 31, 2025, ads-tec Holding GmbH (“ADSH”) owns 29.82% (December 31, 2024: 33.65%) of the ordinary shares in ADSE Holdco and thus has significant influence over ADSE.

1.3	Material uncertainty regarding the ability to continue as a going concern

Management assessed the Company’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements. Historically, the Company has funded its operations primarily through capital raises and with loans from shareholders. Since the inception the Company has incurred recurring losses and negative cash flows from operations including net losses of kEUR 55,878 for the financial year 2025, kEUR 97,959 for the financial year 2024 and kEUR 55,081 for the financial year 2023. The company has increased its inventory stock from kEUR 39,119 as of December 31, 2023 to kEUR 63,666 as of December 31, 2024 and decreased it to kEUR 51,010 as of December 31, 2025. In financial year 2025 the company has significantly decreased its long-term and short-term loans and payables position (2024: kEUR 126,381 and kEUR 61,834; 2025: kEUR 59,184 and kEUR 41,609).

For the fiscal years 2024 and 2025, the revenue stream “Charging” mainly includes the production and delivery of ChargeBox (CBX) and ChargePost (CPT). Revenue for the CBX and CPT is recognized once the product is transferred to the customer. In 2025, revenues from this stream declined to 83.8 Mio. EUR or 82% compared to 2024, primarily due to the insolvency of a key customer in the EV-charging hardware business. In addition, some customers did not manage to roll out their stock and did not generate new demand. Management consequently changed the strategy and started addressing customers that buy smaller packages with less units, which they test before they continue to build up their base, which means smaller sales orders spread over a longer time horizon. In parallel, management started to use the chargers on stock to start an Own & Operate model with revenue streams charging, advertising and energy management and offers this model to customers too.

The revenue stream “Service” increased by EUR 4.7 million or 83% from the year ended December 31, 2024, to December 31, 2025, reflecting continued expansion of the installed base and demonstrating the growing contribution of recurring revenue streams.

Finally, the revenue stream “Commercial and industrial” in fiscal year 2024 and 2025 includes the delivery of a large-scale modular battery storage solution. Revenues in this business line increased in 2025 by kEUR 513 or 31% compared to 2024, primarily due to the timing of project execution. The “Commercial and industrial” business line only began generating commercial activity in the second half of 2025, and as a result, many projects were still in early stages of delivery or had not yet progressed to revenue recognition by year-end. While the Company has approximately EUR 256 million in pending project proposals and has established an order backlog of approximately EUR 9 million, revenues from these projects are expected to be recognized in future periods as delivery progresses.

Lucerne Master Fund acquired from Alto Opportunity Master Fund SPC – Master Segregated Portfolio B (“Ayrton”), AEMF SPV LLC and AIMF SPV LLC (together, “Anson”) all of their respective rights under that certain Securities Purchase Agreement, dated May 1, 2025, by and among the Company, Ayrton and Anson (the “Ayrton/Anson SPA”), together with the warrants issued thereunder (the “Ayrton/Anson Warrants”), pursuant to (i) a Warrant Purchase Agreement between Lucerne Master Fund and Ayrton dated April 6, 2026, and (ii) Securities Purchase Agreements between Lucerne Master Fund and each of AEMF SPV LLC and AIMF SPV LLC, each dated April 2, 2026 for aggregate cash consideration of $12,500,000.

On May 8, 2026, the Company and Lucerne Master Fund entered into a cancellation agreement (the “Cancellation Agreement”), pursuant to which Lucerne Master Fund has agreed that rights under the Ayrton/Anson SPA and the Ayrton/Anson Warrants previously acquired by Lucerne Master Fund will be cancelled in consideration of an aggregate cash payment by the Company to Lucerne Master Fund of $12,556,857.89. As of the date hereof, the number of Ayrton/Anson Warrants cancelled pursuant to the Cancellation Agreement is 742,924 and 1,084,360 Ayrton/Anson Warrants remain outstanding.

Reporting entity and group information

On April 9, 2026, the Company issued a Warrant Adjustment Notice (the “Warrant Adjustment Notice”) to The Lucerne Capital Master Fund, L.P. (“Lucerne Master Fund”) and The Lucerne Capital Special Opportunity Fund, Ltd. (“Lucerne Special Opportunity Fund”, and together with Lucerne Master Fund, “Lucerne”), pursuant to Section 3(a) and 3(b) of those certain amended and restated warrants to purchase up to an aggregate of 5,172,045 ordinary shares of the Company, nominal value $0.0001 per share (the “Ordinary Shares”), each dated as of August 26, 2024 (collectively, the “Lucerne Warrants”). Pursuant to the Warrant Adjustment Notice, the exercise price of each Lucerne Warrant was adjusted from $6.20 per share to $1.00 per share.

On April 10, 2026, Lucerne Master Fund delivered an Amended Warrant Exercise Notice to the Company exercising 5,105,379 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $5,105,379. On April 15, 2026, Lucerne Special Opportunity Fund delivered an Amended Warrant Exercise Notice to the Company exercising 66,666 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $66,666. The Company received payment of the aggregate subscription price in cleared funds on April 14, 2026 and April 16, 2026, respectively. The Company issued an aggregate of 5,172,045 Ordinary Shares to Lucerne in connection with the exercise of the Lucerne Warrants, consisting of 5,105,379 Ordinary Shares to Lucerne Master Fund and 66,666 Ordinary Shares to Lucerne Special Opportunity Fund. The Company intends to use the net proceeds from any exercise of the Lucerne Warrants to cancel certain of the Ayrton/Anson Warrants previously acquired by Lucerne Master Fund.

These steps resulted in a reduction of the company’s warrant position from kEUR 54,809 as of December 31, 2025, to kEUR 7,388.

On May 8, 2026, the Company entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors, pursuant to which the Company agreed to issue non-transferable subscription rights to purchase up to an aggregate of 6,324,000 Ordinary Shares at an exercise price of $1.00 per Ordinary Share, subject to the terms and conditions set forth therein, in exchange for support in connection with the Company’s efforts to simplify its capital structure. On May 8, 2026, investors exercised their right to subscribe for 6,324,000 Ordinary Shares, which shares were delivered to the investors on May 8, 2026.

The Company received gross proceeds from the exercise of the subscription rights of approximately $6.3 million. The Company intends to use the proceeds for general corporate purposes, which may include working capital, capital expenditure, and other business investments.

The Company plans to intensify sales efforts across Europe and the US with new staff and reduce working capital. In addition, the Company will continue to invest in the development, redesign and cost optimization programs of existing and new products as well as further productivity increases in operations and continue to expand its business model into a full-service provider model, enabling multi-revenue streams including ultra-fast charging, energy trading and advertising. At the end of May 2026, we will have 14 CPT in Own & Operate installed that start generating sales in charging and advertising.

As of May 12, 2026, the company has total available credit lines from shareholders of EUR 56.4 million, thereof EUR 41.1 million undrawn. The maturity of the loans was extended to July and August 2027 respectively. The company’s business plan assumes the draw of EUR 30 million and shows that the company is cash positive throughout the upcoming 12 months.

The company is in intense talks with multiple potential lenders for a Nordic bond and expects to close within the next one or two months. Furthermore, we drive the development of the large-scale battery project to RTB (Ready-to-build), which we expect to achieve in July 2026. Subsequently we will look for an equity investor to sell up to 51% of the project. We are in talks with MEAG and saw interest from Hitachi, Suncatcher, a family office and multiple parties. The Management and its advisers are constantly monitoring the relevant equity and debt capital markets which are important to the company.

There can be no assurance that the Company will be successful in achieving its operational and strategic plans, that any additional financing will be available in a timely manner or on acceptable terms.

Even though the Company’s management deems a successful business development, an improvement of cash flow generation and operating result to be very likely, based on its recurring losses from operations since inception, the Company has concluded that there is still substantial doubt about its ability to continue as a going concern as cash flows generated by its operating activities may deviate significantly from the company’s forecast and securing additional financing is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on the basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

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

Management estimates loss given default (LGD) rates. ADSE uses a LGD rate of 50% (prior year: 50%) based on management evaluation.

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

Development costs (note 4.2.1)

The Group capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technical and economic feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management plan. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the product and when cash flows are expected to be generated. As of December 31, 2025, the carrying amount of capitalized development costs was kEUR 12,795 (December 31, 2024: kEUR 20,333).

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

Provisions for onerous contracts (note 4.2.12)

ADSE recognized a provision for an onerous contract under which the fixed purchase obligation for inventories exceeds the expected cash inflow from the sale of corresponding products. The amount recognized as a provision is based on management assumptions and estimates on future sales of products. These estimates of expected cash inflows are sensitive to changes in circumstances and the Group’s past experience regarding future sales may not be representative of actual sales in the future.

In the financial year 2024, ADSE has concluded new service contracts with terms of up to 10 years which oblige the company to maintain spare parts over that term. Management has subsequently reassessed the provision for onerous contracts recognized in financial year 2023 and the recoverability of spare parts purchased under such contracts. As a result of this reassessment, kEUR 8,614 of the provision for onerous contracts was reversed and kEUR 2,369 were utilized. In addition, in the year 2024 the company investigated and identified measures to retrofit parts so that they can be used as parts in the operating business and no impairment is necessary.

In the current financial year, there were no new circumstances, and therefore the assumptions applied in the prior year were retained. Based on this, only minor adjustments to the provision were required.

Shareholder loans (note 4.2.13)

Each disbursed tranche of the shareholder loans constitutes a financial liability and includes an embedded prepayment option, which is required to be separated from its host. The fair value of the option represents the possible gain of refinancing on more favorable terms. As of the issue date, management estimates the fair values of the prepayment options were close to zero. The prepayment options were not recognized as the resulting fair values were insignificant.

Valuation of private warrants (note 4.2.10)

Estimating fair value of the private warrants requires the selection of the most appropriate valuation model. In the past, the Black Scholes Model has been used as a state-of-the-art option valuation model. However, ADSE believes that the assumptions underlying the Black-Scholes model do not adequately reflect the specific circumstances of ADSE’s private warrants. In particular, the values derived using this model deviate significantly from the observable market prices of the public warrants, indicating that the Black-Scholes model may not be suitable in this case. Therefore, ADSE elected to measure the fair value of the private warrants using the observable market prices of the public warrants as a starting point. In a second step, the price of the redemption feature that is contractually included in ADSE’s public warrants, but not in the private warrants, was estimated and added to the price of the private warrants. In a third step, a liquidity discount was applied to reflect the lack of public market for the private warrants. The determination of the input parameters requires judgement. The assumptions for the inputs and the model as well as a sensitivity analysis are disclosed in note 4.2.10.

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

Applied IFRS

The consolidated financial statements of ADSE have been prepared in accordance and in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The term IFRS also includes all valid International Accounting Standards (IAS) as well as the interpretations of the IFRS Interpretations Committee (IFRS IC). These consolidated financial statements cover the financial year from January 01, 2025 to December 31, 2025 (comparison period: financial year from January 01, 2024, to December 31, 2024, and financial year from January 01, 2023 to December 31, 2023). The accounting policies applied in these consolidated financial statements are the same as those applied in the comparison periods.

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

Accounting policies

Principles of consolidation

The consolidated financial statements comprise the statements of ADSE Holdco, and those of its subsidiaries as at December 31, 2025. Subsidiaries are entities controlled by ADSE Holdco. An entity is controlled if ADSE Holdco is exposed to variable returns from its involvement within the entity and has entitlements to these. Control also exists if the parent company has the ability to affect the returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are considered. The annual financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by ADSE. Internal Group profits and losses, expenses and revenues as well as receivables and liabilities are eliminated.

3.2	New accounting standards and interpretations

ADSE applied all the effective standards and interpretations issued by the IASB and the IFRS IC for preparation of the consolidated financial statements if their application was required for annual periods beginning on or after January 01, 2025. However, none of the new accounting standards impacts ADSE as they are either not relevant to ADSE’s activities or did not require accounting which is inconsistent with ADSE’s current accounting policies.

New accounting standards and amendments to standards or interpretations effective as of January 01, 2025:

Standard	Name	Effective date
IAS 21	Amendments to IAS 21: Lack of exchangeability	Jan. 01, 2025

The standards and amendments to standards and interpretations below have been published by the IASB but are not mandatorily effective for annual periods beginning on or after January 01, 2025 and therefore have not been early adopted in these consolidated financial statements by ADSE.

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

On April 09, 2024, the IASB published IFRS 18 – Presentation and Disclosure in Financial Statements which is effective for periods beginning on or after January 01, 2027. ADSE is currently analyzing the impact expected from the initial application of IFRS 18 and expects major impacts on p&l presentation and on Managements performance measures; implementation work is ongoing. Other accounting standards issued by the IASB that are not yet applied or that become effective in the future are not expected to have a material impact on the consolidated financial statements.

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

Accounting policies

In the contracts with customers, ADSE usually promises to fulfill one performance obligation, the delivery of a promised good. In some cases, there can also be contracts with either a series of separate performance obligations (serial delivery of products) or two promises in a contract (development services and delivery of products, or delivery and operation of products) that are combined into one performance obligation.

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

In prior periods, a significant number of contracts are negotiated on a bill and hold basis. In such arrangements revenue is recognized even though ADSE still has physical possession of the products only if:

●	the arrangement is substantive (i.e. requested by the customer),

●	the finished goods have been identified separately as belonging to the customer,

●	the products are ready for physical transfer to the customer and

●	ADSE does not have the ability to use the products to direct them to another customer.

3.3.2	Intangible assets

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

Accounting policies

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

In 2025, a reassessment of the useful life of the assets was performed, resulting in a shorter useful life than originally estimated. Accordingly, the useful life of the ChargeBox (CBX) revised and reduced from 7 years to 6 years.

The estimated useful lives for current and comparative periods are as follows:

Useful life in years
Software	3
ChargeBox (CBX)	6
ChargePost (CPT)	7

Accounting policies

3.3.3	Leases

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

Accounting policies

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

Accounting policies

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

Accounting policies

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

Current tax comprises the expected tax payables or receivables on the taxable income for the year and any adjustment to the tax payables or receivables in respect of previous years. The amount of current tax payables or receivables is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income. During the ordinary course of the business, there are transactions and calculations for which the ultimate tax determination is uncertain. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

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

Accounting policies

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

	December 31, 2025
	Spot rate	Average rate
Euro per US-Dollar	1.1750	1.1300

	December 31, 2024
	Spot rate	Average rate
Euro per US-Dollar	1.0389	1.0824

	December 31, 2023
	Spot rate	Average rate
Euro per US-Dollar	1.1050	1.0813

ADSE used the following exchange rates to convert the financial statements of ADSE CH:

	December 31, 2025
	Spot rate	Average rate
Euro per CHF	0.9314	0.9370

	December 31, 2024
	Spot rate	Average rate
Euro per CHF	0.9412	0.9526

	December 31, 2023
	Spot rate	Average rate
Euro per CHF	0.9260	-

	Apr. 25 - Dec. 31, 2023
	Spot rate	Average rate
Euro per CHF	-	0.9631

	April 25, 2023
	Spot rate	Average rate
Euro per CHF	0.9797	-

Spot rates as of December 31, 2025 and 2024, are used to translate the balance sheet of ADSE CH. Average rate from January 01 - December 31, 2025 and 2024 is used to translate the expenses incurred by ADSE CH. Spot rate of April 25, 2023, is used to translate the balance sheet of ADSE CH on the date of its incorporation. Average rate from April 25 - December 31, 2023 is used to translate the expenses incurred by ADSE CH.

Accounting policies

Spot rates as of December 31, 2025, 2024 and 2023, are used to translate the balance sheet of ADSE US. Average rates from January 01 - December 31, 2025 and 2024 are used to translate the expenses incurred by ADSE US.

3.3.13	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit for the year attributable to ordinary equity holders of the ADSE Holdco by the weighted average number of ordinary shares outstanding during the reporting period.

Restricted stock units and non-qualified stock options as well as warrants have been included in the calculation of diluted weighted average number of shares outstanding. These restricted stock units, non-qualified stock options and warrants could potentially dilute basic earnings per share in the future.

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

ADSE develops, produces, and distributes battery storage solutions for different areas of applications (“multi-use-case”). The product portfolio ranges from the field “charging” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points, to the field “commercial and industrial” including power ranges up to multiple MW/MWh, as well as to the field “residential” which includes small storage solutions. Additionally, ADSE provides its customers with software solutions regarding intelligent controlling and monitoring of battery storage solutions. Service revenues include separately acquirable service contracts or maintenance services. Other revenues relate to miscellaneous income generated in connection with the different revenue streams.

49.6% (2024: 76.1%, 2023: 72.1%) of revenues are generated in Germany. The following table presents the revenue from contracts with customers disaggregated by geographical region based on the customer’s country of domicile:

Revenue by region
kEUR	2025	2024	2023
Germany	15,654	83,662	77,449
Belgium	4,423	394	18
Netherlands	3,246	2,395	4,770
Austria	3,246	1,310	1,389
United States of America	2,454	5,623	4,971
Sweden	643	392	8,688
Spain	413	144	143
Ireland	356	11,577	8,050
Australia	330	2	199
Switzerland	174	422	1,462
Great Britain	140	165	15
France	126	1,205	6
Italy	126	-	-
Greece	46	2,503	-
Rest of the world	182	219	224
Total	31,559	110,013	107,384

The following table presents the revenue from contracts with customers disaggregated by different revenue streams:

Revenue by different revenue streams
kEUR	2025	2024	2023
Charging	18,740	102,533	89,323
Service	10,277	5,603	2,004
Commercial and industrial	2,190	1,677	15,788
Residential	-	-	41
Other	352	200	227
Total	31,559	110,013	107,384

Charging revenues for all years presented were recognized at a point in time.

Commercial and industrial revenues of kEUR 2,190 (2024: kEUR 1,677; 2023: kEUR 14,186) were recognized point in time while commercial and industrial revenues of kEUR 0 (2024: kEUR 0; 2023: kEUR 1,602) were recognized over time. Please refer to table below for detailed revenue recognition criteria.

Disclosure on individual items of the consolidated financial statements

The following table provides information on contract assets and contract liabilities from contracts with customers:

kEUR	Dec. 31, 2025	Dec. 31, 2024
Receivables, which are included in ‘Trade and other receivables’	5,289	9,900
Contract assets	-	40
Contract liabilities	11,957	7,074

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

The increase in cash received excluding amounts recognized at the beginning of the period and revenue recognized that was included in the contract liability balance at the beginning of the period amount to:

kEUR	Dec. 31, 2025	Dec. 31, 2024
Contract liabilities	11,957	7,074
Revenue recognized that was included in the contract liability balance at the beginning of the period	736	446
Increases due to cash received, excluding amounts recognized at the beginning of the period	2,576	432

There are no incremental costs to obtain or fulfil a contract with a customer, which would have to be recognized as an asset. Furthermore, contracts with customers do not contain a significant financing component.

As of the reporting date, revenue from contracts with customers in an amount of kEUR 5,831 is recognized at a point in time under bill-and-hold arrangements (December 31, 2024: kEUR 37,225, December 31, 2023: kEUR 7,262).

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

Disclosure on individual items of the consolidated financial statements

4.1.2	Functional costs

Cost of goods sold

Cost of goods sold include the following:

kEUR	2025	2024	2023
Cost of materials	25,967	72,568	95,007
Personnel expenses	10,619	10,714	9,623
Depreciation and amortization	9,490	5,711	4,082
Other expenses	1,767	1,593	1,558
Total	47,842	90,585	110,270

The strong decrease in cost of materials is mainly due to the decrease of sales in the revenue stream Charging. The review of net realizable value of raw material led to an increase in write-downs which in contrast increased cost of materials. Due to the decrease in sales in the revenue stream Charging, the purchasing volume also decreased, which led to an increased material cost ratio. The increase in depreciation and amortization within cost of goods sold is the result of the capitalization and amortization of internally generated intangible assets, right-of-use assets as well as items of property, plant and equipment.

During the financial year 2025, ADSE recognized write-downs of inventories in an amount of kEUR 13,198 (2024: kEUR 689, 2023: kEUR 8,093) as an expense in cost of sales in the statement of profit or loss.

As of December 31, 2025, personnel expenses include expenses for share-based payments of kEUR 417 (December 31, 2024: kEUR 538, December 31, 2023: kEUR 147).

Research and development expenses

kEUR	2025	2024	2023
Personnel expenses	6,904	6,695	1,083
Material expenses	111	66	153
Depreciation and amortization	320	317	247
External development service provider	579	1,335	607
Other expenses	575	559	743
Total	8,488	8,971	2,832

In 2025, personnel expenses include expenses for share-based payments of kEUR 193 (2024: kEUR 222, 2023: kEUR 49).

In the financial year 2025, ADSE has capitalized development costs in the amount of kEUR 349 (2024: kEUR 343, 2023: kEUR 5,404). Amortization of capitalized development costs, presented as cost of goods sold, amounts to kEUR 7,887 (2024: kEUR 4,111, 2023: kEUR 2,463).

ADSE has applied for and has received various government grants in 2025 and previous years. In the financial year 2025, government grants applied for amount to kEUR 0 (2024: kEUR 3,082, 2023: kEUR 692). As of the reporting date, all grants awarded to ADSE have been fully disbursed, and no outstanding receivables remain.

Disclosure on individual items of the consolidated financial statements

The government grant applied for in the financial year 2024 and 2023 relate to development expenses that were capitalized in accordance with IAS 38 and were thus deducted from the carrying amount of the asset in an amount of kEUR 692.

Selling, general and administrative expenses

Selling, general and administrative expenses include the following:

kEUR	2025	2024	2023
Personnel expenses	11,441	11,506	10,243
Legal and consulting fees	8,516	5,114	4,984
Administration fee	3,407	3,466	2,741
Marketing costs	1,186	1,222	1,554
Insurance expenses	2,460	2,839	1,774
Depreciation and amortization	778	671	522
Other expenses	5,010	6,770	6,005
Total	32,797	31,588	27,823

In 2025, personnel expenses include expenses for share-based payments of kEUR 1,938 (December 31, 2024: kEUR 3,330, December 31, 2023: kEUR 1,365).

Other expenses primarily consist of expenses for general warranties, travel costs and outbound freight.

4.1.3	Other operating income

Other operating income includes the following:

kEUR	2025	2024	2023
Income from reversal of provisions	1,568	12,350	101
Exchange rate gains	25	1,322	139
Income from subsequent payments	5	64	39
Income from compensation	204	6	120
Other	463	788	268
Total	2,264	14,530	667

In the financial year 2025, provisions for warranties in the amount of kEUR 1,313 (December 31, 2024: kEUR 3,719) were released following a detailed technical analysis and new insights regarding the estimated costs to fulfil the warranty obligations. No provisions for onerous contracts were released in the current financial year, whereas an amount of kEUR 8,614 was released in the prior year. Also refer to note 2.

Income from compensation relates to financial compensation received from insurance companies and other parties for non-recurring events.

Disclosure on individual items of the consolidated financial statements

4.1.4	Other operating expense

Other operating expense includes the following:

kEUR	2025	2024	2023
Exchange rate losses	775	1,436	1,200
Provisions for onerous contracts	-137	162	10,973
Warranties	529	23	-461
Other expenses	166	328	43
Total	1,334	1,949	11,755

In 2023, other expenses increased primarily due to the recognition of a special provision for onerous contracts in 2023. In 2024 and 2025, no such effects occurred.

Exchange rate losses are based on the changes of the EUR/USD exchange rate in the course of the financial year 2025.

4.1.5	Finance result

The finance income and finance costs recognized in profit or loss are as follows:

kEUR	2025	2024	2023
Finance income from remeasurement of warrant liabilities	40,567	-	-
Foreign currency gains	19,826	-	3
Income from other interest and similar income	395	24	187
Finance income	60,788	24	190
Finance expense from remeasurement of warrant liabilities	-8,724	-62,170	-10,859
Interest expense from shareholder loans	-21,563	-16,106	-2,784
Interest expense from convertible notes	-20,795	-	-
Loss from extinguishment of loan	-	-3,725	-
Foreign currency losses	-8,199	-6,660	-
Interest expense from leasing	-154	-156	-153
Interest expense from guarantee commissions	-6	-10	-67
Other interest expense	-101	-56	-23
Finance expenses	-59,542	-88,883	-13,886
Net finance result	1,247	-88,859	-13,697

In 2025, finance income from remeasurement of warrant liabilities in the amount of kEUR 40,567 and finance expense from remeasurement of warrant liabilities in the amount of kEUR 8,724 result from the remeasurement of the fair value of public and private warrant liabilities, warrant liabilities from shareholder loans and warrant liabilities from capital increases (2024: finance expense of kEUR 62,170, 2023 finance expense of kEUR 10,859). The significant fluctuations in value are linked to fluctuations in the share price of ADSE which varied between USD 12.68 on December 31, 2025, USD 15.51 on December 31, 2024 and USD 7.15 on December 31, 2023, and to the number of issued warrants. Also refer to note 4.2.10.

In 2025, interest expense from shareholder loans amounts to kEUR 21,563 (2024: kEUR 16,106, 2023: kEUR 2,784).

Interest expense from convertible notes amounts to kEUR 20,795 (2024: kEUR 0, 2023: kEUR 0) and consists of nominal interest and effective interest. On November 19, 2025, all accrued interest including any outstanding principal amounts of the convertible notes were settled prior to the maturity date of the notes.

In 2024, loss from extinguishment of loan relates to warrants that were issued as partial consideration for the extension of a shareholder loan. Refer to note 4.2.13 for further information on the shareholder loans.

Disclosure on individual items of the consolidated financial statements

4.1.6	Income taxes

The tax benefit / (expenses) include current and deferred taxes. Current taxes and deferred taxes are reported in profit or loss, except for the extent to which they are reported directly in equity or in other comprehensive income.

kEUR	2025	2024	2023
Current year	-73	-16	88
Current tax expense	-73	-16	88
Origination and reversal of temporary differences	1,475	-946	4,378
Recognition of previously unrecognized (derecognition of previously recognized) tax losses	-750	471	-1,325
Recognition of previously unrecognized (derecognition of previously recognized) deductible temporary differences	-395	-	-
Deferred tax (expense) income	330	-475	3,053
Total	257	-491	3,141

Reconciliation of the effective tax rate

The applicable tax rate of 29.48% combines a corporate tax rate of 15%, a solidarity surcharge thereon of 5.5% and a trade tax rate of 13.65% and represents the tax rate of the main operating German entities of ADSE Group.

kEUR	2025	2024	2023
Profit (loss) before tax	-55,447	-97,467	-58,221
Tax using the applicable tax rate	16,343	29,074	17,161
Tax effect of:
Difference in tax rates *)	-1,221	-4,974	-1,348
Non-deductible expenses	-7,809	-287	-585
Non-taxable income	34	207	1,291
Additions for tax purposes	402	-	362
Non-recognition of deferred taxes on tax loss carried forward	-12,197	-2,728	-10,293
Non-recognition of deferred taxes on temporary differences	-624	-	-301
True up on deferred taxes from prior year	-395	700	-18
Permanent differences	5,706	-22,483	-3,130
Others	18	-	2
Taxes on income	257	-491	3,141

*)	The difference in tax rates represents the effects of differing domestic tax rates of the non-German ADSE Group entities.

In 2025, the German government decided to gradually reduce the corporate tax rate from 15% to 10%, effective from 2028 until 2032. Accordingly, the change in tax rates has been appropriately reflected in the calculation of deferred taxes over the respective years in which the reduction is expected to apply. This resulted in a reduction of deferred taxes of kEUR 134 which is included in the difference in tax rates for 2025.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized for tax loss carryforwards:

kEUR	Dec. 31, 2025	Expiration	Dec. 31, 2024	Expiration	Dec. 31, 2023	Expiration
Germany
thereof corporation tax	148.945	Non-expiring	114.590	Non-expiring	114.803	Non-expiring
thereof trade tax	146.512	Non-expiring	108.689	Non-expiring	112.540	Non-expiring
thereof interest carryforward	9.262	Non-expiring
USA	21.137	Non-expiring	20.330	Non-expiring	16.281	Non-expiring
Ireland *)	4.462	Non-expiring	3.699	Non-expiring	4.616	Non-expiring
Austria	455	Non-expiring

*)	Amount relates to management expenses that can be set-off against future profits

In addition, the group has not recognized deferred taxes on temporary differences amounting to kEUR 3,310 (2024: kEUR 643) as they have arisen in subsidiaries that have been loss-making for some time, and there is no evidence of recoverability in the near future.

Disclosure on individual items of the consolidated financial statements

Movement in deferred taxes

Deferred tax balances developed as follows:

kEUR	DTA	DTL	Dec. 31, 2025	DTA	DTL	Dec. 31, 2024
Intangible assets	4	3,638	-3,634	-	6,060	-6,060
Right-of-use assets	-	697	-697	-	928	-928
Fixed assets	-	4	-4	-	-	-
Inventories	-	-	-	329	-	329
Contract assets	-	-	-	-	12	-12
Trade and other receivables	4	2,726	-2,722	90	-	90
Financial liabilities	-	36	-36	650	-	650
Lease liabilities	754	-	754	987	-	987
Trade and other payables	81	-	81	110	-	110
Contract liabilities	78	-	78	144	-	144
Other provisions	-	27	-27	48	28	20
Tax loss carryforwards	4,877	-	4,877	3,006	-	3,006
Netting	-5,783	-5,783	-	-5,358	-5,358	-
Total	15	1,345	-1,330	6	1,670	-1,664

Deferred tax assets and liabilities are offset according to the requirements of IAS 12.74.

The movement of all deferred tax positions is recognized in the P&L as no deferred taxes exist which are related to transaction in equity or OCI.

4.1.7	Earnings per share

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

The loss attributable to the shareholders of ADSE (basic and diluted) amounts to kEUR 55,190 (2024: kEUR 97,958, 2023: kEUR 55,081). The weighted average number of interests in circulation amounts 56,394 (basic) and 61,558 (diluted) (2024: 51,224 (basic) and 57,724 (diluted), 2023 48,919 (basic) and 49,208 (diluted)) (in k units).

Earnings per share	2025	2024	2023
Profit/loss for the period (attributable to shareholders of the parent) (kEUR)	-55,190	-97,958	-55,081

Weighted average number of ordinary shares outstanding (in k units) (basic)	56,394	51,224	48,919
Effects of dilution from: *)
RSU	207	357	288
NQSO	541	464	-
Warrants	4,416	5,680	-
Weighted average number of ordinary shares outstanding (in k units) (diluted)	61,558	57,724	49,208
Basic loss per share (€)	-0.98	-1.91	-1.13
Diluted loss per share (€)	-0.98	-1.91	-1.13

*)	Due to the loss situation, they are treated as anti-dilutive in the years presented.

Disclosure on individual items of the consolidated financial statements

4.2	Statements of financial position

4.2.1	Intangible assets

The development of intangible assets is shown below:

kEUR	Internally generated assets	Software	Total
Cost
As of Jan. 01, 2024	32,610	705	33,315
Additions	344	101	445
Disposals	-692	-	-692
As of Dec. 31, 2024	32,261	806	33,067
Additions	349	50	399
Disposals	-	-11	-11
As of Dec. 31, 2025	32,610	845	33,456

kEUR	Internally generated assets	Software	Total
Amortization
As of Jan. 01, 2024	-7,818	-457	-8,274
Additions	-4,111	-153	-4,264
As of Dec. 31, 2024	-11,928	-610	-12,538
Additions	-7,887	-131	-8,018
Disposals	-	11	11
As of Dec. 31, 2025	-19,815	-731	-20,546

kEUR	Internally generated assets	Software	Total
Carrying amounts
As of Jan. 01, 2024	24,793	248	25,041
As of Dec. 31, 2024	20,333	196	20,529
As of Dec. 31, 2025	12,795	114	12,910

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

Intangible assets that are material to ADSE’s consolidated financial statements include development activities relating to the development of ChargeBox (CBX), a customer specific ChargeBox (DC-CBX) and ChargePost (CPT). Development activities for CBX and DC-CBX were capitalized in the financial years 2020, 2019 and 2018 and have a remaining useful life of three years. In 2025, a reassessment of the useful life of the assets was performed, resulting in a shorter useful life than originally estimated for the ChargeBox (CBX). Accordingly, additional amortization amounting to kEUR 3,598 was recognized. As of the reporting date, the carrying amount of CBX amounts to kEUR 1,664 (December 31, 2024: kEUR 2,636) and of DC-CBX amount to kEUR 2,188 (December 31, 2024: kEUR 3,465). As of the reporting date, the carrying amount of CPT amounts to kEUR 10,132 (December 31, 2024: kEUR 12,159).

Disclosure on individual items of the consolidated financial statements

4.2.2	Leases

As of December 31, 2025, ADSE leases two warehouse property and one real estate property in Germany, one warehouse and one real estate property in the United States of America as well as 30 vehicles. The remaining lease terms run from 1 year up to 4 years. ADSE has the option to purchase one of the assets at the end of the contract term.

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

The development of right-of-use assets is shown below:

kEUR	Property	Vehicles	Total
Right-of-use assets
As of Jan. 01, 2024	3,020	265	3,286
Amortization charge for the year	-848	-208	-1,056
Additions to right-of-use assets	552	484	1,036
Effect of movements in exchange rates	3	5	8
As of Dec. 31, 2024	2,727	546	3,273
Amortization charge for the year	-655	-103	-757
Additions to right-of-use assets	830	190	1,020
Disposals of right-of-use assets	-304	-213	-517
Effect of movements in exchange rates	-31	-6	-37
As of Dec. 31, 2025	2,567	414	2,981

For leases with short-term contracts of up to one year and low-value assets, ADSE has elected not to recognize right-of-use assets and lease liabilities.

There are no material expenses relating to variable lease payments in the measurement of lease liabilities.

ADSE did not enter into any sublease agreements.

The amounts recognized in profit or loss except for amortization are shown below:

kEUR	2025	2024	2023
Amounts recognized in profit or loss
Interest on lease liabilities	154	156	153
Expenses relating to short-term leases	366	339	119
Expenses relating to leases of low-value assets, excluding short-term leases of low value assets	40	26	22
Amounts recognized in the statement of cash flows
Total cash outflow of leases	1,367	1,193	1,065

Disclosure on individual items of the consolidated financial statements

4.2.3	Property, plant and equipment

The development of fixed assets is shown below:

kEUR	Property, plant and equipment	Construction in progress	Total
Cost
As of Jan. 01, 2024	10,225	172	10,397
Additions	1,200	80	1,280
Disposals	-342	-	-342
Reclassification	172	-172	-
Effect of movements in exchange rates	13	-	13
As of Dec. 31, 2024	11,269	80	11,349
Additions	1,233	1,649	2,883
Disposals	-587	-2	-589
Reclassification	78	-78	-
Effect of movements in exchange rates	-39	-	-39
As of Dec. 31, 2025	11,954	1,649	13,603

kEUR	Property, plant and equipment	Construction in progress	Total
Depreciation
As of Jan. 01, 2024	-4,006	-	-4,006
Additions	-1,379	-	-1,379
Disposals	233	-	233
Effect of movements in exchange rates	-1	-	-1
As of Dec. 31, 2024	-5,154	-	-5,154
Additions	-1,347	-	-1,347
Disposals	506	-	506
Effect of movements in exchange rates	5	-	5
As of Dec. 31, 2025	-5,990	-	-5,990

kEUR	Property, plant and equipment	Construction in progress	Total
Carrying amounts
As of Jan. 01, 2024	6,219	172	6,391
As of Dec. 31, 2024	6,115	80	6,195
As of Dec. 31, 2025	5,964	1,649	7,614

Disclosure on individual items of the consolidated financial statements

4.2.4	Other investments and other assets

Other investments and other assets include the following:

kEUR	Dec. 31, 2025	Dec. 31, 2024
Other investments	6	5
Other assets	137	174
Total	144	179

Other assets include a deposit for a rental building amounting to kEUR 137 (December 31, 2024: kEUR 137). The cash deposit of kEUR 37 paid to the Swiss tax office in 2024 was refunded in 2025.

4.2.5	Inventories

Inventories include the following:

kEUR	Dec. 31, 2025	Dec. 31, 2024
Finished goods	30,950	15,245
Work in progress	5,019	9,402
Raw materials	42,230	53,010
Total	78,198	77,657

kEUR	Dec. 31, 2025	Dec. 31, 2024
Write-downs finished goods	-9,206	-181
Write-downs work in progress	-1,318	-808
Write-downs raw materials	-16,664	-13,003
Total	-27,188	-13,991

During the financial year 2025, ADSE recognized write-downs of inventories in an amount of kEUR 13,198 (2024: kEUR 689, 2023: kEUR 8,093) as an expense in cost of sales in the statement of profit or loss.

4.2.6	Trade and other receivables and contract assets

Trade and other receivables include the following:

kEUR	Dec. 31, 2025	Dec. 31, 2024
Trade receivables	5,289	9,900
Advanced payments	157	780
Other receivables financial	929	3,364
Deferred expenses and accrued income	537	624
Other receivables non-financial	744	308
Total	7,655	14,975

As of the reporting date, other financial receivables mainly include amounts arising from the exercise of Public Warrants for which the shares were issued in 2025 while the cash was credited only after the reporting date. In prior year, the position included receivables from government grants which were paid to ADSE GM in 2025.

Deferred expenses mainly consist of advance payments for insurance, licenses and software subscriptions. They are expensed on a straight-line basis over the respective contractual periods and are expected to be recognized in profit or loss within the next one to three years.

Other receivables non-financial include a VAT receivable of kEUR 551 as well as receivables from employees related to salaries and wages in the amount of kEUR 160.

Disclosure on individual items of the consolidated financial statements

4.2.7	Other accrued items

Other accrued items include the following:

kEUR	Dec. 31, 2025	Dec. 31, 2024
Day One Loss	-	12,392
Other accrued items related to lender warrants	933	1,055
Total	933	13,447

ADSE concluded shareholder loan agreements with various lenders on August 18, 2023, which were amended and restated on August 26, 2024. In addition, three further agreements were concluded on August 26, 2024. Pursuant to the loan agreements, ADSE US and ADSE GM have agreed to issue lender warrants which will be issued by ADSE Holdco as Irish guarantor to the respective lenders and subscribed by ADSE US respectively ADSE GM. At initial recognition, the warrants had a higher fair value than the shareholder loans, which generated a day one loss. As this day one loss is based on unobservable inputs, it needs to be deferred and recognized until maturity to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the liability. On December 31, 2024, a deferred day one loss of kEUR 12,392 remains on the balance sheet. In 2025, the second shareholder loan and the second shareholder loan plus were fully repaid and the day one losses were recognized as financial expense and are included in interest expense from shareholder loans.

The market prices for those warrants are not observable as these are not actively traded. In consequence, the fair value at initial recognition was determined by applying a Black-Scholes option pricing model with the following inputs (Level 3 – Fair value hierarchy under IFRS 13):

	September 3, 2024
Input	Reference	Second Shareholder Loan		Second Shareholder Loan plus
Spot price	1	USD	13.16	USD	13.16
Strike price	2	USD	6.20	USD	6.20
Expected term (years)	3		2		2
Risk free rate	4		4.73%		4.73%
Dividend yield	5		0.00%		0.00%
Annual volatility	6		64.48%		64.48%
Number of warrants outstanding			2,500,001		4,800,002
Fair value per warrant		USD	8.22	USD	8.22

1.	Equal to the observed price of the class A common shares,

2.	Warrant strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (August 26, 2026),

4.	Interpolated 1.9-year constant maturity US treasury rates,

5.	Assumed dividend yield of 0%,

6.	Based on historical volatility of ADSE stock price.

Other accrued items related to lender warrants refer to warrants for which the exercise conditions were not met as of December 31, 2024 and 2025 since the related shareholder loans were not drawn. They are recognized with their fair value on the issue date as determined above weighted with a drawdown probability for the shareholder loan of 5% based on management assessment and the future cash planning of ADSE. If the drawdown probability changes, this may have a material effect on these accrued items. A drawdown probability of +/- 5% would have resulted in other accrued items of kEUR 1,866 / kEUR 0 as of December 31, 2025 (December 31, 2024: kEUR 2,110 / kEUR 0). Other accrued items will be set off from the loan nominal value when the loan is drawn.

Disclosure on individual items of the consolidated financial statements

4.2.8	Cash and cash equivalents

Cash and cash equivalents include the following:

kEUR	Dec. 31, 2025	Dec. 31, 2024
Cash	3	1
Cash at banks	7,011	22,856
Total	7,014	22,858

As of December 31, 2025, cash at banks did not include any restricted cash (December 31, 2024: kEUR 644).

4.2.9	Equity

The changes in the various components of equity from January 01, 2023 through December 31, 2025 are shown in ADSE’s statements of changes in equity.

On December 28, 2023, ADSE Holdco issued 1,666,667 ordinary shares at a par value of USD 0.0001 resulting in an increase of the share capital of USD 167. These shares were acquired by a new investor for USD 6.00 per share. Together with the shares, 1,339,285 warrants with an exercise price of USD 7.00 and USD 8.00 were issued (refer to note 4.2.10). The split of the total transaction price led to an increase in equity of kUSD 7,802 (kEUR 7,009) and the recognition of a warrant liability of kUSD 2,198 (kEUR 1,989). Transaction costs incurred in context of the transaction in the amount of kUSD 283 (kEUR 268) are deducted from equity, resulting in a net increase in equity of kEUR 6,741.

In 2024, the warrants were exercised. In addition, 36,872 public warrants and warrants related to shareholder loans were exercised leading to a total increase of share capital of USD 138 (EUR 128) and an increase in capital reserves of kUSD 16,932 (kEUR 15,835). Transaction costs incurred in the context of the exercise of warrants in the amount of kUSD 200 (kEUR 188) are deducted from equity.

In 2025, 4,328,747 public, private, and shareholder loan warrants were exercised leading to a total increase of share capital of USD 433 (EUR 390) and an increase in capital reserves of kUSD 63,851 (kEUR 57,539).

On May 01, 2025, ADSE secured financing through convertible note agreements with different insti-tutional lenders in a total principal amount of kUSD 53,763 (kEUR 47,398). The notes were issued with a discount of 7% and bear interest of 2% p. a. They can either be converted into equity or redeemed in cash over a period of three years until May 01, 2028. Together with the convertible notes, 1,116,072 warrants were issued resulting in a disagio of the notes in an amount of kEUR 9,000. Transaction costs are being discounted from the notes as well. Both are amortized together with the issue discount using the effective interest rate method.

On November 19, 2025 the convertible notes were settled prior to the maturity date. Until that date, the lenders had converted a total principal amount of kUSD 29,170 (kEUR 25,162) as well as interest in the amount of kUSD 1,844 (kEUR 1,591) into equity resulting in a total increase of share capital of EUR 306 and an addition to the capital reserve of kEUR 26,753. The remaining outstanding principal and interest were settled in cash.

Further increases in equity in 2025 result from the exercise of vested NQSO and the issue of RSU from the stock compensation plan (refer to note 4.3).

The development of issued and outstanding shares from January 01, 2023, to December 31, 2025, is shown in the table below.

in k units	2025	2024	2023
Outstanding as of Jan. 01	52,362	50,585	48,877
Capital increase	-	-	1,667
Exercise of warrants	4,329	1,376	-
Conversion of convertible notes	3,554	-	-
Exercise of options	107	139	-
Share based compensation	84	262	41
Outstanding as of Dec. 31	60,436	52,362	50,585
Treasury shares	80	80	58
Issued and outstanding as of Dec. 31	60,516	52,442	50,642

The result for the period contains consolidated losses of ADSE.

As of December 31, 2025 and December 31, 2024 other equity consists of currency translation reserves on translation of ADSE US (USD) and ADSE CH (CHF) from their functional currency to the presentation currency of ADSE (EUR).

Disclosure on individual items of the consolidated financial statements

As of December 31, 2025, the share capital amounts to kEUR 5 (December 31, 2024: kEUR 5, December 31, 2023: kEUR 4) and is fully paid in.

kEUR	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Share capital	5	5	4
Capital reserves	332,907	245,298	225,007
Other equity	613	1,044	106
Retained earnings	-289,157	-191,198	-136,117
Profit (loss)	-55,190	-97,959	-55,081
Equity attributable to owners of the Company	-10,822	-42,809	33,919
Total	-10,822	-42,809	33,919

4.2.10	Warrant liabilities

As of the reporting date, warrant liabilities include the following:

kEUR	No. of warrants issued	Dec. 31, 2025
Public warrants	5,047,695	5,112
Private warrants	2,773,255	3,061
Warrants relating to shareholder loans	8,638,713	35,376
Warrants relating to convertible notes	1,827,284	11,259
Total	18,286,947	54,808

As of December 31, 2024, warrant liabilities included the following:

kEUR	No. of warrants issued	Dec. 31, 2024
Public warrants	7,187,281	24,905
Private warrants	4,475,000	15,826
Warrants relating to shareholder loans	10,480,003	78,849
Total	22,142,284	119,581

Public and private warrants

As of December 31, 2025, public and private warrant liabilities amounting to kEUR 8,173 (December 31, 2024: kEUR 40,731) relate to 5,047,695 public warrants and 2,773,255 private warrants including 100,000 lender warrants issued. In comparison to December 31, 2024, 2,139,586 public warrants were exercised at an exercise price of USD 11.50 per warrant. 1,701,745 warrants were exercised on a cashless basis leading to an issue of 347,871 shares.

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

Until expiration, and if the Company’s share price equals or exceeds USD 18.00 for any 20 trading days within a 30-trading day period, the Company may elect to redeem public warrants at a price of USD 0.01 per warrant. Private warrants are not redeemable by the Company, they may be exercised for cash or on a cashless basis at the holder’s option as long as they are held by the initial holders or their affiliates. In the case of a cashless exercise, the number of shares to be issued is determined using a defined formula based on the excess of the fair market value of the share over the exercise price of USD 11.50 per share.

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

The market prices for private warrants are not observable as these are not actively traded. Their fair value is determined by estimating the fair value of a public warrant without a redemption feature and applying a liquidity discount to reflect the lack of public market for the private warrants. In this context, the contractual terms under which the private warrants may be exercised were taken into account as a price floor. The following inputs (Level 3 – Fair value hierarchy under IFRS 13) were applied:

Input	Reference	Dec. 31, 2025		Dec. 31, 2024
Spot price	1	USD	12.68	USD	15.51
Strike price	2	USD	11.50	USD	11.50
Expected term (years)	3		0.97		1.98
Risk free rate	4		3.82%		2.78%
Dividend yield	5		0.00%		0.00%
Annual volatility	6		60.79%		55.42%
Price of redemption feature	7	USD	0.05	USD	0.53
Liquidity discount	8		10.00%		10.00%
Fair Market Value	9	USD	12.28	USD	14.17
Fair value per private warrant		USD	1,30	USD	3,67

1.	Equal to the observed price of the class A common shares,

2.	Warrant strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (December 22, 2026),

4.	Interpolated 0.97-year (December 31, 2024: 1.98) constant maturity US treasury rates,

5.	Assumed dividend yield of 0%,

6.	Based on historical volatility of ADSE stock price.

7.	Determined via Monte Carlo simulation considering above inputs and the definition of the redemption feature according to the definition of public warrants,

8.	Liquidity discount to reflect the lack of public market for the private warrants,

9.	According to private warrant definition: fair market value (FMV) of the ordinary shares, calculated as the average reported last price of the ordinary shares over the last ten trading days commencing on the third trading day prior to the exercise notice date.

Warrants relating to shareholder loans

In 2023, two shareholder loans for the financing of working capital and general corporate purposes were granted by several shareholders to ADSE US (refer to note 4.2.13). In conjunction with the loans, ADSE Holdco issued a total of 3,216,667 warrants.

In 2024, several (drawn and undrawn) tranches of the second shareholder loans 2023 were extended and additional shareholder loans (second shareholder loan plus) granted to ADSE US. An additional number of 7,300,003 warrants was issued together with these shareholder loans.

As of December 31, 2025, the fair value of these warrants amounts to kEUR 35,377 (December 31, 2024: kEUR 78,849) and is shown as a liability. The fair value of warrants related to an undrawn tranche of the second shareholder loan plus is weighted with the probability of drawing that tranche.

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

In 2025, all 1,680,000 remaining outstanding warrants under the first shareholder loan, with exercise price of USD 3.00, were exercised. Furthermore, 161,290 warrants under the second shareholder loan, with exercise price USD 6.20, were exercised in December 2025.

Disclosure on individual items of the consolidated financial statements

The market prices for those warrants are not observable as these are not actively traded. In consequence, the fair value is determined by applying a Black-Scholes option pricing model with the following inputs (Level 3 – Fair value hierarchy under IFRS 13):

	Dec. 31, 2025
Input	Reference	Second shareholder loan		Second shareholder loan plus
Spot price	1	USD	12.68	USD	12.68
Strike price	2	USD	6.20	USD	6.20
Expected term (years)	3		0.65		0.65
Risk free rate	4		3.82%		3.82%
Dividend yield	5		0.00%		0.00%
Annual volatility	6		66.49%		66.49%
Number of warrants outstanding			3,838,711		4,800,002
Fair value per warrant		USD	6.81	USD	6.81

	Dec. 31, 2024
Input	Reference	First shareholder loan		Second shareholder loan		Second shareholder loan plus
Spot price	1	USD	15.51	USD	15.51	USD	15.51
Strike price	2	USD	3.00	USD	6.20	USD	6.20
Expected term (years)	3		0.34		1.63		1.63
Risk free rate	4		2.88%		3.45%		3.45%
Dividend yield	5		0.00%		0.00%		0.00%
Annual volatility	6		46.15%		46.58%		46.58%
Number of warrants outstanding			1,680,000		4,000,001		4,800,002
Fair value per warrant		USD	12.54	USD	9.71	USD	9.71

1.	Equal to the observed price of the class A common shares,

2.	Contractual strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (First shareholder loan: May 05, 2025, in 2025 amended to August 31, 2025, second shareholder loan: August 18, 2025, in 2024 amended to August 26, 2026, second shareholder loan plus: August 26, 2026),

4.	Interpolated 0.65-year (second shareholder loan; 2024: 1.63-year constant maturity US treasury rates) / 0.65-year (second shareholder loan plus; 2024: 1.63-year),

5.	Assumed dividend yield of 0%,

6.	Based on historical volatility of ADSE stock price.

Warrants relating to convertible notes

On April 30, 2025 the Company issued 1,116,072 warrants together with the closing of a financing transaction via convertible notes to certain institutional lenders. One warrant entitles the lender to purchase one ordinary share, par value USD 0.0001 per ordinary share. The warrants may be exercised at an exercise price of USD 16.88 at any time until April 30, 2030. If, on the 75th Trading Day after May 1, 2025, the exercise price then in effect is greater than the market price of ADSE stock at that date, the exercise price shall automatically be lowered to the market price and the number of warrant shares that may be subscribed for upon exercise of this warrant adjusted proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of warrant shares shall be the same as the aggregate exercise price in effect immediately prior to such adjustment.

Due to the price adjustment mechanism for the exercise price, the fair value of these warrants as of the issue date was determined using a Monte Carlo Simulation which resulted in an initial aggregate fair value of kEUR 6,773 as of that date. A subsequent valuation using more precise valuation parameters resulted in a fair value of kEUR 9,014.

Disclosure on individual items of the consolidated financial statements

On August 20, 2025 the exercise price of the warrants was adjusted to USD 10.31 and the number of issued warrants increased to 1,827,284 in line with the warrant agreement.

As of December 31, 2025, the fair value of these warrants amounts to kEUR 11,258 (December 31, 2024: kEUR 0) and is shown as a liability. After the adjustment of the exercise price of these warrants, the fair value was determined by applying a Black-Scholes option pricing model with the following inputs (Level 3 – Fair value hierarchy under IFRS 13):

Input	Reference	Dec. 31, 2025
Spot price	1	USD	12.68
Strike price	2	USD	10.31
Expected term (years)	3		4.33
Risk free rate	4		3.74%
Dividend yield	5		0.00%
Annual volatility	6		61.21%
Number of warrants outstanding			1,827,284
Fair value per warrant		USD	7.24

1.	Equal to the observed price of the class A common shares,

2.	Warrant strike price,

3.	Calculated as the time period between the end of the reporting period and the warrants expiration date (April 30, 2030),

4.	Interpolated 4.33-year constant maturity US treasury rates,

5.	Assumed dividend yield of 0%,

6.	Based on historical volatility of ADSE stock price.

4.2.11	Trade and other payables

Trade and other payables include the following:

kEUR	Dec. 31, 2025	Dec. 31, 2024
Trade payables	16,731	29,299
Sales tax liabilities	599	953
Accrued expenses	819	1,292
Trade payables due to related parties	1,822	2,601
Other payables non-financial	561	811
Other payables financial	333	215
Total	20,865	35,171

Trade payables mainly consist of trade accounts payable and accruals for outstanding invoices.

For information about ADSE’s exposure to liquidity risks please refer to note 4.5.2.2.

Disclosure on individual items of the consolidated financial statements

4.2.12	Provisions

The development of provisions is shown below:

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2025	6,922	162	13	620	7,717
Added	773	25	14	2	814
Unwind of discount	86	-	-	15	101
Utilized	-3,080	-162	-	-	-3,242
Reversal	-1,313	-	-	-256	-1,568
As of Dec. 31, 2025	3,388	25	27	382	3,822
Current	3,051	25	-	-	3,075
Non-current	338	-	27	382	747
Total	3,388	25	27	382	3,822

kEUR	Warranties	Onerous contracts	Archiving costs	Miscellaneous provisions	Total
As of Jan. 01, 2024	9,103	10,983	12	626	20,725
Added	6,624	162	1	12	6,798
Unwind of discount	43	-	-	13	56
Utilized	-5,128	-2,369	-	-14	-7,512
Reversal	-3,719	-8,614	-	-16	-12,350
As of Dec. 31, 2024	6,922	162	13	620	7,717
Current	5,424	162	-	-	5,586
Non-current	1,498	-	13	620	2,132
Total	6,922	162	13	620	7,717

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

If ADSE has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, ADSE recognizes any impairment loss that has occurred on assets dedicated to that contract. As of the reporting date, provisions for onerous contracts amount to kEUR 25 (December 31, 2024: kEUR 162).

Disclosure on individual items of the consolidated financial statements

4.2.13	Loans and borrowings

As of the reporting date, loans and borrowings include shareholder loans with a bookvalue of kEUR 5,006 and interest payable of kEUR 5 (December 31, 2024: bookvalue of kEUR 11,971 and interest payable of kEUR 1,363). As of December 31, 2025, the amount relates to two shareholder loans.

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

In 2025, a nominal amount of kUSD 20,000 was paid back together with interest. The maturity date of these tranches of shareholder loans was extended to August 31, 2026 and the tranches are available as a credit line and can be re-drawn.

A further tranche of shareholder loan was paid back partially in the amount of kUSD 1,280 together with interest at the beginning of September 2025 and an amount of kUSD 500 was re-drawn in November 2025. The maturity date of this tranche was extended to March 31, 2026. As a result, the nominal amount drawn under the loan amounts to kUSD 2,580 as of December 31, 2025.

As a result of the repayments of shareholder loans, the day one losses were fully recognized in profit and loss in 2025.

On December 15, 2025, ADSE Holdco entered into a new shareholder loan agreement with a total nominal amount of kEUR 5,000, maturity date of June 30, 2026, and fixed interest rate of 10% p.a. payable upon repayment of the shareholder loan. In 2025, a nominal amount of kEUR 2,719 was drawn.

Until May 2025, ADSE US had pledged all of its current assets, which among others include its inventories and cash and cash equivalents as collateral for the second shareholder loan 2023. ADSE US and ADSE GM had pledged all of their current assets, which among others include their inventories and cash and cash equivalents as collateral for the shareholder loan plus to the lenders of the respective tranches. In the course of the execution of the convertible note, the lenders have released all of their security interests. The shareholder loans outstanding at the end of 2025 are unsecured.

Disclosure on individual items of the consolidated financial statements

4.2.14	Financial instruments

The following table provides the carrying amounts and fair values of all financial assets and financial liabilities, including their levels in the fair value hierarchy.

The fair value disclosure of lease liabilities is not required.

kEUR	Classification	Fair value hierarchy	Carrying amount Dec. 31, 2025	Fair value Dec. 31, 2025	Carrying amount Dec. 31, 2024	Fair value Dec. 31, 2024
Financial assets
Cash and cash equivalents	At amortized cost	n/a	6,987	6,987	22,858	22,858
Trade receivables (current)	At amortized cost	n/a	5,289	5,289	9,900	9,900
Other investments (non-current)	At amortized cost	n/a	6	6	5	5
Other financial receivables (current)	At amortized cost	n/a	903	903	3,358	3,358
Other financial receivables (non-current)	At amortized cost	n/a	25	25	6	6
Total			13,212	13,212	36,126	36,126

kEUR	Classification	Fair value hierarchy	Carrying amount Dec. 31, 2025	Fair value Dec. 31, 2025	Carrying amount Dec. 31, 2024	Fair value Dec. 31, 2024
Financial liabilities
Warrant liabilities - private	FVTPL	3	3,061	3,061	15,826	15,826
Warrant liabilities - public	FVTPL	1	5,112	5,112	24,905	24,905
Warrant liabilities - shareholder loan	FVTPL	3	35,376	35,376	78,849	78,849
Warrant liabilities - convertible notes	FVTPL	3	11,259	11,259	-	-
Loans and borrowings (current)	At amortized cost	n/a	48,560	48,560	13,333	13,333
Trade payables (current)	At amortized cost	n/a	16,731	16,731	29,299	29,299
Trade payables due to related parties (current)	At amortized cost	n/a	1,822	1,822	2,601	2,601
Lease liabilities (non-current)	At amortized cost	n/a	1,866	-	2,336	-
Lease liabilities (current)	At amortized cost	n/a	1,322	-	1,144	-
Other payables financial (current)	At amortized cost	n/a	333	333	215	215
Total			81,892	78,704	168,509	165,030

Disclosure on individual items of the consolidated financial statements

Changes in fair value of warrants as well as interest income and expense on loans and borrowings and leases are included in financial result in the statement of profit or loss.

The fair values of warrant liabilities, warrant liabilities related to shareholder loans and warrant liabilities related to convertible notes were estimated using a Black Scholes option pricing model. The valuation requires management to make certain assumptions about the model inputs, including the discount rate, dividend yield and annual volatility of the stock price. These input parameters can largely be corroborated with observable market data. Annual volatility of the stock price is considered a significant unobservable input. The following table shows the sensitivity of the fair value of the warrant liabilities to reasonably possible changes in annual volatility. The assumed movement in annual volatility is based on observable movements of the stock price over the past years.

2025	Significant unobservable input (annual volatility)	Variance	Effect on profit before tax / equity in kEUR	Variance	Effect on profit before tax / equity in kEUR
Warrant liabilities - shareholder loans	66.49%	12.50%	-790	-12.50%	556
Warrant liabilities - convertible notes	61.21%	15.00%	-1,528	-15.00%	1,651

2024	Significant unobservable input (annual volatility)	Variance	Effect on profit before tax / equity in kEUR	Variance	Effect on profit before tax / equity in kEUR
Warrant liabilities - shareholder loans	46.15% / 46.58%	12.50%	-1,052	-12.50%	483

The fair value of the private warrant liabilities was estimated based on the quoted market price of the publicly traded Public Warrants, adjusted for the absence of the redemption feature and for the illiquid / non-listed nature of the Private Warrants through the application of a 10% liquidity discount.

2025	Significant unobservable input (price redemption feature)		Variance	Effect on profit before tax / equity in kEUR	Variance	Effect on profit before tax / equity in kEUR
Warrant liabilities - private warrants	USD	0.05	10%	0	-10%	0

2024	Significant unobservable input (price redemption feature)		Variance	Effect on profit before tax / equity in kEUR	Variance	Effect on profit before tax / equity in kEUR
Warrant liabilities - private warrants	USD	0.53	10%	-387	-10%	430

2025	Significant unobservable input (liquidity discount)	Variance	Effect on profit before tax / equity in kEUR	Variance	Effect on profit before tax / equity in kEUR
Warrant liabilities - private warrants	10.00%	5%	0	-5%	0

2024	Significant unobservable input (liquidity discount)	Variance	Effect on profit before tax / equity in kEUR	Variance	Effect on profit before tax / equity in kEUR
Warrant liabilities - private warrants	10.00%	5%	861	-5%	-861

Disclosure on individual items of the consolidated financial statements

The following table shows the reconciliation of fair value measurement of warrant liabilities (Level 3):

	Warrant liabilities
kEUR	Private	Shareholder loans	Capital increases	Convertible notes	Total
Fair Value
As of Jan. 31, 2024	3,280	11,114	1,989	-	16,383
Remeasurement recognized in statement of profit or loss	11,911	31,218	3,906	-	47,035
Issue of new warrants	-	31,786	-	-	31,786
Exercise of warrants	-	-372	-6,013	-	-6,385
Effect of movements in exchange rates recognized in statement of profit or loss	635	5,103	118	-	5,856
As of Dec. 31, 2024	15,826	78,849	-	-	94,675
Remeasurement recognized in statement of profit or loss	-6,801	-16,641	-	2,533	-20,909
Issue of new warrants	-	-	-	9,000	9,000
Exercise of warrants	-4,588	-18,255	-	-	-22,843
Effect of movements in exchange rates recognized in statement of profit or loss	-1,376	-8,577	-	-274	-10,227
As of Dec. 31, 2025	3,061	35,376	-	11,259	49,696

If reclassifications to other levels of the measurement hierarchy are necessary, they are made at the end of the fiscal year in which the event that necessitates the reclassification occurs. There were no reclassifications for all periods.

4.2.15	Contingent liabilities and contingent assets

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events that are outside the control of ADSE. Furthermore, present obligations (e.g. pending legal claims) are contingent liabilities if it is not probable that an outflow of resources will be required to settle the obligation and/or the amount of the obligation cannot be estimated with sufficient reliability.

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

The RSUs granted for the initial SPAC (Special Purpose Acquisition Company) grant have a vesting period of four years while the RSUs granted under the director’s compensation have a vesting period of one year. RSUs granted to ADSE employees have a vesting period of four years. In case of a bad leaver all claims to the RSUs become void.

The grant of RSUs is a share-based payment according to IFRS 2, because the participants receive an entitlement to future remuneration, which is based on real equity instruments. Neither ADSE nor the participants have a choice to settle the transaction in cash or demand settlement in cash; the transaction must be settled with equity instruments. Therefore, the grant of RSUs is classified as equity-settled share-based payment according to IFRS 2.

The valuation of the RSUs is based on the share price of ADSE Holdco minus the nominal value of the share on grant date. No option pricing model was applied.

The RSUs were measured at the share price at grant date.

Disclosure on individual items of the consolidated financial statements

The following table shows the number and weighted average fair values (WAFV) of and movements in RSUs during the year:

	2025		2024
Program RSU	Number of RSUs	WAFV	Number of RSUs	WAFV
Awards outstanding January 1	356,605	8.67	288,189	7.35
Awards granted in the reporting period	153,710	13.01	341,163	10.62
Awards forfeited in the reporting period	-47,508	8.45	-43,522	9.74
Awards vested in the reporting period	-107,248	9.09	-229,225	8.19
Awards expired in the reporting period	-	-	-	-
Awards outstanding December 31	355,559	10.55	356,605	8.67

The weighted average remaining contractual lifetime of the RSUs as at December 31, 2025 is 2.20 years (December 31, 2024: 2.23 years).

When determining the expense recognition as of December 31, 2025, an average expected fluctuation of 0% - 10% p.a. (2024: 0% - 10% p.a.) was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of December 31, 2025, ADSE has recognized a gross increase in equity in the balance sheet of kEUR 1,249 (December 31, 2024: kEUR 2,314, December 31, 2023: kEUR 729) for share-based payments from RSUs. In the financial year 2024, 21,005 of the vested RSUs were withheld by ADSE to cover payroll taxes, causing a decrease in equity of kEUR 221. In 2025, no RSUs were withheld for payroll tax purposes. As of the reporting date, this results in a net increase in equity in the balance sheet of kEUR 1,249 (December 31, 2024: kEUR 2,094). The expense recognized for RSUs for the year ended December 31, 2025, amounts to kEUR 1,249 (2024: kEUR 2,314, 2023: kEUR 729).

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

Disclosure on individual items of the consolidated financial statements

The following table shows the number and weighted average exercise prices (WAEP) of, and movements in stock options during the year:

	2025		2024
Program NQSO	Number of NQSO	WAEP	Number of NQSO	WAEP
Awards outstanding January 1	1,912,024	7.68	1,877,700	6.82
Awards granted in the reporting period	342,951	13.48	424,298	10.44
Awards forfeited in the reporting period	-201,139	7.68	-251,279	5.81
Awards exercised in the reporting period	-107,258	7.13	-138,695	6.16
Awards expired in the reporting period	-3,827	10.44	-	-
Awards outstanding December 31	1,942,751	8.72	1,912,024	7.68
Awards exercisable December 31	818,084	7.64	463,963	7.51

The weighted average remaining contractual life of the NQSOs outstanding as at December 31, 2025 is 7.59 years (December 31, 2024: 8.30 years). In 2025, the range of exercise prices for those options is USD 3.21 to USD 15.08 (2024: USD 3.21 to USD 10.44).

The weighted average fair value of NQSO granted during the year was 4.91 (2024: 4.24).

The weighted average share price at the date of exercise for options exercised in 2025 was USD 11.37 (2024: USD 11.21).

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

For the following grant date, vesting had already started with the start of employment of several employees in 2022. However, the formal grant date is January 24, 2023. Measurement of fair values as of January 24, 2023:

Measurement of fair values	3.18 years	2.18 years	1.18 years	0.18 years
Fair value at grant date in USD	1.84	1.48	1.00	0.35
Share price at grant date in USD	3.21	3.21	3.21	3.21
Exercise price in USD	3.21	3.21	3.21	3.21
Expected volatility in %	83.34%	77.63%	68.58%	62.02%
Expected life in years	3.18	2.18	1.18	0.18
Expected dividends in %	0.00	0.00	0.00	0.00

Measurement of fair values as of July 05, 2023:

Measurement of fair values	4 years	3 years	2 years	1 years
Fair value at grant date in USD	3.74	3.29	2.28	1.59
Share price at grant date in USD	6.00	6.00	6.00	6.00
Exercise price in USD	6.00	6.00	6.00	6.00
Expected volatility in %	82.81%	81.30%	64.25%	62.66%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00

Disclosure on individual items of the consolidated financial statements

Measurement of fair values as of April 15, 2024:

Measurement of fair values	4 years	3 years	2 years	1 years
Fair value at grant date in USD	5.19	4.60	4.29	2.90
Share price at grant date in USD	10.44	10.44	10.44	10.44
Exercise price in USD	10.44	10.44	10.44	10.44
Expected volatility in %	59.66%	60.65%	70.53%	66.12%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00
Risk-free interest rate in %	4.34%	4.41%	4.62%	5.01%

Measurement of fair values as of January 15, 2025:

Measurement of fair values	4 years	3 years	2 years	1 years
Fair value at grant date in USD	7.16	6.82	5.13	2.97
Share price at grant date in USD	15.08	15.08	15.08	15.08
Exercise price in USD	15.08	15.08	15.08	15.08
Expected volatility in %	56.13%	63.05%	56.41%	45.12%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00
Risk-free interest rate in %	4.28%	4.27%	4.29%	4.36%

Measurement of fair values as of May 01, 2025:

Measurement of fair values	4 years	3 years	2 years	1 years
Fair value at grant date in USD	6.40	6.00	4.44	2.50
Share price at grant date in USD	13.45	13.45	13.45	13.45
Exercise price in USD	13.45	13.45	13.45	13.45
Expected volatility in %	56.67%	62.27%	54.80%	42.54%
Expected life in years	4.00	3.00	2.00	1.00
Expected dividends in %	0.00	0.00	0.00	0.00
Risk-free interest rate in %	4.08%	4.04%	4.04%	4.16%

For the following grant date, vesting had already started in May 2025. However, the formal grant date is October 01, 2025.

Measurement of fair values as of October 01, 2025:

Measurement of fair values	3.58 years	2.58 years	1.58 years	0.58 years
Fair value at grant date in USD	5.66	4.61	3.33	2.56
Share price at grant date in USD	11.60	11.60	11.60	11.60
Exercise price in USD	11.60	11.60	11.60	11.60
Expected volatility in %	63.38%	59.33%	53.65%	70.35%
Expected life in years	3.58	2.58	1.58	0.58
Expected dividends in %	0.00	0.00	0.00	0.00
Risk-free interest rate in %	3.75%	3.75%	3.85%	3.95%

Disclosure on individual items of the consolidated financial statements

The expected price volatility is based on the historic volatility of peer group entities based on the remaining life of the options.

The individual programs with different terms and conditions were valued using parameters for historical volatility and risk-free interest rate with corresponding terms.

When determining the expense recognition as of December 31, 2025, an average expected fluctuation of 0% - 10% p.a. (2024: 0% - 10% p.a.) was applied based on management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

As of December 31, 2025, ADSE has recognized an increase in equity in the balance sheet of kEUR 1,301 (2024: kEUR 1,775, 2023: kEUR 832) for the share-based payments from NQSOs. The expense recognized for NQSOs for the financial year 2025 amounts to kEUR 1,301 (2024: kEUR 1,775, 2023: kEUR 832).

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

Reconciliation of movements of liabilities to cash flows arising from financing activities

kEUR	Loans and borrowings	Warrant liabilities	Leases	Convertible notes	Total
Balance as of Jan. 01, 2025	13,333	119,581	3,480	0	136,394
Changes from financing cash flows
Proceeds from shareholder loans	6,275	-	-	-	6,275
Proceeds from convertible notes	-	-	-	38,156	38,156
Proceeds from the issue of warrants	-	9,000	-	-	9,000
Proceeds from the exercise of warrants	-	26,950	-	-	26,950
Repayment of shareholder loans	-22,026	-	-	-	-22,026
Repayment of convertible notes	-	-	-	-21,231	-21,231
Repayment of lease liabilities	-	-	-1,222	-	-1,222
Interest paid	-2,152	0	-154	-10,204	-12,511
Total changes from financing cash flows	-17,903	35,950	-1,376	6,721	23,390
Other Changes
Effect of changes in foreign exchange rates	-822	-11,341	-39	-763	-12,964
Changes in fair value	-	-31,842	-	-	-31,842
Other changes *)	45	-57,540	-51	-26,753	-84,298
Additions to lease liabilities	-	-	1,020	-	1,020
Interest expense recognized in profit and loss	10,357	-	154	20,795	31,306
Total liability-related other changes	9,580	-100,723	1,084	-6,721	-96,778
Balance as of Dec. 31, 2025	5,010	54,808	3,188	0	63,006

*)	Other changes in warrant liabilities include non-cash effective changes that are related to the exercise of warrants and increased equity; other changes related to the convertible notes are non-cash effective changes due to the conversion of debt and interest into equity.

Disclosure on individual items of the consolidated financial statements

kEUR	Loans and borrowings	Warrant liabilities	Leases	Total
Balance as of Jan. 01, 2024	13,908	21,626	3,434	38,968
Changes from financing cash flows
Proceeds from shareholder loans	-	13,967	-	13,967
Proceeds from the issue of warrants	-	-	-	-
Proceeds from the exercise of warrants	-	9,260	-	9,260
Repayment of shareholder loans	-11,225	-	-	-11,225
Repayment of lease liabilities	-	-	-996	-996
Interest paid	-1,018	-	-156	-1,174
Total changes from financing cash flows	-12,243	23,227	-1,152	9,832
Other Changes
Effect of changes in foreign exchange rates	845	6,660	8	7,513
Changes in fair value	-	65,895	-	65,895
Other changes *)	-96	2,173	-	2,077
Additions to lease liabilities	-	0	1,034	1,034
Interest expense recognized in profit and loss	10,919	-	156	11,075
Total liability-related other changes	11,668	74,728	1,198	87,594
Balance as of Dec. 31, 2024	13,333	119,581	3,480	136,394

*)	Other changes in warrant liabilities include non-cash effective changes of kEUR -15,647 that are related to the exercise of warrants and increased equity and non-cash effective changes of kEUR 17,819 that are related to the shareholder loans and were recognized as day one losses.

kEUR	Loans and borrowings	Warrant liabilities	Leases	Total
Balance as of Jan. 01, 2023	-	2,439	3,477	5,915
Changes from financing cash flows
Proceeds from shareholder loans	12,033	-	-	12,033
Proceeds from the issue of warrants	-	8,592	-	8,592
Repayment of shareholder loans	-703	-	-	-703
Repayment of lease liabilities	-	-	-912	-912
Interest paid	-106	0	-153	-259
Total changes from financing cash flows	11,224	8,592	-1,065	18,751
Other Changes
Effect of changes in foreign exchange rates	-83	-264	8	-339
Changes in fair value	-	10,859	-	10,859
Additions to lease liabilities	-	0	871	871
Interest accrued	2,767	-	144	2,911
Total liability-related other changes	2,684	10,595	1,023	14,302
Balance as of Dec. 31, 2023	13,908	21,626	3,434	38,968

Disclosure on individual items of the consolidated financial statements

4.5	Capital and financial risk management

4.5.1	Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent which contain share premium from IPO (initial public offering) and PIPE investment (private investment in public equity) as well as shareholder loans. In 2025 and 2024, ADSE has concluded shareholder loans with several shareholders for the financing of working capital and general corporate purposes (refer to note 4.2.13).

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

As of December 31, 2025, ADSE’s main financial liabilities include liabilities from warrants, trade payables, lease liabilities as well as shareholder loans. The primary purpose of these financial liabilities is to finance ADSE’s operations and provide guarantees to support its operations. ADSE is mainly exposed to liquidity risk as well as credit risk. The market risk, mainly including currency risk, interest rate risk, and equity risk is assessed as not negligible. However, ADSE does not have long term loans with variable interest rates. Furthermore, most of the business activities are concluded in the reporting currency Euro.

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

Impairment losses on financial assets recognized in profit or loss amounted to kEUR 55 in the financial year 2025 (2024: kEUR 58 (loss), 2023: kEUR 104 (gains)).

The following table shows the development of loss allowance.

kEUR	2025	2024
Allowance as of Jan. 01	197	134
Addition	179	197
Reversal	-197	-134
Allowance as of Dec. 31	179	197

In the following tables, the loss allowance as of December 31, 2025 and December 31, 2024 was determined as follows for trade receivables, contract assets and other investments.

kEUR	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	>90 days past due	Total
Dec. 31, 2025
Expected loss rate	1.65%	1.01%	0.00%	0.00%	20.68%	-
Gross carrying amount - trade receivables	3,593	766	370	202	536	5,468
Gross carrying amount - other investments	6	-	-	-	-	6
Loss allowance	-60	-8	-	-	-111	-178
Total	3,540	759	370	202	425	5,296

kEUR	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	>90 days past due	Total
Dec. 31, 2024
Expected loss rate	1.41%	1.19%	0.00%	0.28%	12.14%	-
Gross carrying amount - trade receivables	5,590	3,716	53	142	595	10,096
Gross carrying amount - other investments	5	-	-	-	-	5
Gross carrying amount - contract assets	41	-	-	-	-	41
Loss allowance	-80	-44	0	0	-72	-197
Total	5,556	3,672	53	141	523	9,945

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

The following table shows the remaining contractual maturities of ADSE’s financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments:

kEUR	Total	Less than 1 year	1-5 years	More than 5 years
Shareholder loans	5,198	5,198	-	-
Lease liabilities	3,387	1,449	1,938	-
Trade payables	16,731	16,731	-	-
Trade payables due to related parties	1,822	1,822	-	-
Other payables	1,713	1,499	-	214
Total	28,851	26,700	1,938	214

As of the reporting date in 2025, shareholder loans did not include any amount of disagio (as of December 31, 2024: kEUR 10,286) (refer to note 4.2.13).

Disclosure on individual items of the consolidated financial statements

The following table shows the remaining contractual maturities of ADSE’s financial liabilities as of December 31, 2024. The amounts are gross and undiscounted and include contractual interest payments:

kEUR	Total	Less than 1 year	1-5 years	More than 5 years
Shareholder loans	25,052	25,052	-	-
Lease liabilities	3,722	1,270	2,452	-
Trade payables	29,299	29,299	-	-
Trade payables due to related parties	2,601	2,601	-	-
Other payables	2,317	2,109	-	209
Total	62,992	60,331	2,452	209

ADSE’s financial position with a cash level of kEUR 6,987 as of December 31, 2025 (December 31, 2024: kEUR 22,858) has declined compared to prior year. Unchanged to 2024, ADSE is exposed to liquidity risks resulting from the short remaining term of the shareholder loans, delayed customer payments and if ADSE cannot manage to generate cash from its current inventories or cannot obtain additional financing.

4.5.2.3	Market risk

Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect ADSE’s income or the value of its holdings of financial instruments. The financial instruments affected by market risk essentially comprise financial assets and financial liabilities.

Interest rate risk

Interest risk is the risk that changes of interest rates will affect interest expenses from loans or borrowings and interest income from cash and cash equivalents. As of December 31, 2025, loans and borrowings amounts to kEUR 5,010 (December 31, 2024: kEUR 13,333) and consist of interest-bearing shareholder loans. However, all shareholder loans are based on fixed interest rates. Thus, no interest rate risks exist. Based on balances in bank accounts amounting to kEUR 6,987 as of December 31, 2025 (kEUR 22,858 as of December 31, 2024) and low market interest rates for short-term deposits, negligible interest rate risk arises with respect to interest income.

Equity risk

Equity risk is the risk that changes in stock markets – e.g. a falling price of ordinary shares and/or public warrants of ADSE (“ADSE’s trading price”), receiving no dividends, receiving lower dividends than expected, or fluctuations in the equity markets – will affect the value of ADSE’s common shares and outstanding warrants. The volatility of ADSE’s trading price could potentially have significant impact on the valuation of warrant liabilities in the future and valuation of future share-based payments. As of December 31, 2025 equity risks arise with respect to warrant liabilities amounting to kEUR 54,808 (December 31, 2024: kEUR 119,581). The following table demonstrates the sensitivity of warrant liabilities to a reasonably possible change (variance) of ADSE’s stock price. The assumed movement in stock price for the sensitivity analysis is based on the observable movements in 2025.

2025	Variance	Effect on profit before tax / equity in kEUR	Variance	Effect on profit before tax / equity in kEUR
Public warrants	11.80%	-920	-11.80%	920
Private warrants	2.60%	1,421	-2.60%	-302
Warrants related to shareholder loans	2.60%	-1,363	-2.60%	1,927
Warrants related to convertible notes	2.60%	-423	-2.60%	420

Disclosure on individual items of the consolidated financial statements

2024	Variance	Effect on profit before tax / equity in kEUR	Variance	Effect on profit before tax / equity in kEUR
Public warrants	13.60%	-5,440	-13.60%	5,440
Private warrants	7.50%	172	-7.50%	-172
Warrants related to shareholder loans	7.50%	-8,759	-7.50%	8,708

Currency risk

Foreign exchange risk arises when individual Group entities enter into transactions denominated in a currency other than their functional currency.

ADSE is exposed to currency risks arising from bank balances in foreign currencies, transactions in foreign currencies including shareholder loans and intercompany financing in currencies other than the borrower’s or lender’s functional currency, revenue generated or purchases of materials and services, and operating business activities in the US for ADSE US. The main exposure of currency risks arise with respect to intercompany receivables from ADSE US amounting to kEUR 21,957 (December 31, 2024: net intercompany payables to ADSE US amounting to kEUR 2,305), bank balances amounting to kEUR 1,187 (December 31, 2024: kEUR 1,847), trade payables amounting to kEUR 2,275 (December 31, 2024: kEUR 981) all of which are denominated in USD and one tranche of the shareholder loans amounting to kEUR 2,274 (December 31, 2024: kEUR 1,067) issued to ADSE GM. The USD bank balances are considered a natural hedge against currency risks from the payment obligation of the shareholder loans and trade payables. Lesser currency risks arise from normal operations since 92% of revenues in 2025 (2024: 95%, 2023: 95%) are generated in EUR.

Sensitivity of the foreign currency risk

The sensitivity analysis approximately quantifies the risk that can occur within the framework of set assumptions if certain parameters are changed to a defined extent. Exchange rate risks exist for US dollars (USD).

The following disclosures describe the sensitivity of an increase or decrease in the USD against the EUR from ADSE’s perspective. Currency risks within the meaning of IFRS 7 arise from financial instruments that are denominated in a currency other than the functional currency and are of a monetary nature. Translation differences from the translation of financial statements of foreign Group companies into ADSE currency are not taken into account. The sensitivity analysis was prepared for the main financial instruments (cash, trade receivables, trade payables, receivables or payables from intercompany financing and the shareholder loans) denominated in USD and outstanding as at the balance sheet date of ADSE.

If the EUR had appreciated or depreciated by 10.0% against the USD as at December 31, 2025 and 2024 respectively, the consolidated profit would change in the manner shown below:

kEUR	Variance	Dec. 31, 2025	OCI	Variance	Dec. 31, 2024
EUR/USD	+/-10.0%	-1,691 / 2,067	-	+/-10.0%	+228 / -278

Other market risks

ADSE is not significantly exposed to other market risks.

Segment reporting

5.	Segment reporting

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

	2025
kEUR	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	29,104	2,454	31,559	-	31,559
Inter-segment revenues	9,868	-	9,868	-9,868	-
Total revenue	38,973	2,454	41,427	-9,868	31,559

Earnings before interest, taxes, depreciation and amortization (EBITDA)	-35,717	-5,540	-41,257	-4,848	-46,106
Depreciation and amortization	-10,371	-217	-10,588	-	-10,588
Operating result (EBIT)	-46,088	-5,757	-51,846	-4,848	-56,694
Financial income	69,646	128	69,773	-8,985	60,788
Financial costs	-54,656	-18,637	-73,293	13,751	-59,542
Financial result	14,990	-18,509	-3,520	4,766	1,246
Profit before tax	-31,099	-24,267	-55,365	-82	-55,447
Income tax expenses	599	-2	597	-340	257
Profit for the year	-30,499	-24,269	-54,768	-422	-55,190

Segment reporting

	2024
kEUR	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	104,390	5,623	110,013	-	110,013
Inter-segment revenues	3,026	-	3,026	-3,026	-
Total revenue	107,416	5,623	113,039	-3,026	110,013

Earnings before interest, taxes, depreciation and amortization (EBITDA)	-183	-2,520	-2,703	793	-1,910
Depreciation and amortization	-6,555	-144	-6,699	-	-6,699
Operating result (EBIT)	-6,737	-2,664	-9,402	793	-8,609
Financial income	-294	318	24	-	24
Financial expenses	-74,894	-13,989	-88,883	-	-88,883
Financial result	-75,188	-13,670	-88,858	-	-88,858
Profit before tax	-81,926	-16,334	-98,260	793	-97,467
Income tax expenses	-322	-3	-324	-167	-491
Profit for the year	-82,247	-16,337	-98,584	626	-97,958

	2023
kEUR	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	102,413	4,971	107,384	-	107,384
Inter-segment revenues	1,152	-	1,152	-1,152	-
Total revenue	103,565	4,971	108,536	-1,152	107,384

Earnings before interest, taxes, depreciation and amortization (EBITDA)	-33,560	-6,296	-39,856	182	-39,674
Depreciation and amortization	-4,773	-77	-4,850	-	-4,850
Operating result (EBIT)	-38,333	-6,373	-44,707	182	-44,525
Financial income	190	-	190	-	190
Financial expenses	-11,095	-2,791	-13,886	-	-13,886
Financial result	-10,906	-2,791	-13,697	-	-13,697
Profit before tax	-49,239	-9,164	-58,403	182	-58,221
Income tax expenses	3,141	-	3,141	-	3,141
Profit for the year	-46,099	-9,164	-55,263	182	-55,081

Segment reporting

Total non-current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Europe	64,414	71,312	50,206
North America	868	469	54
Eliminations	-41,593	-41,593	-15,360
Total non-current assets	23,689	30,188	34,900

Total current assets of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Europe	130,346	108,877	80,218
North America	9,613	33,870	12,632
Eliminations	-73,398	-27,705	-3,342
Total current assets	66,560	115,042	89,509

Total liabilities of both reportable segments can be broken down as follows:

kEUR	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Europe	98,044	182,960	77,047
North America	23,440	10,697	14,978
Eliminations	-20,413	-5,618	-1,536
Total liabilities	101,071	188,039	90,489

Total revenues of both reportable segments can be broken down as follows:

kEUR	2025	2024	2023
Europe	38,973	107,416	103,565
North America	2,454	5,623	4,971
Eliminations	-9,868	-3,026	-1,152
Total revenues	31,559	110,013	107,384

Revenues from two major customers of ADSE represented kEUR 5,949 and kEUR 2,449 respectively (2024: two customers, kEUR 43,684 and kEUR 17,028, 2023: two customers, kEUR 39,066 and kEUR 15,046) of ADSE’s total revenues.

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

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

	2025
kEUR	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders	1,014	-	-	-56	-8,419
Transactions with affiliated companies	21	-2,420	-	-4,413	-56
Transactions with associated companies	532	-146	-	-179	-
Total	1,566	-2,566	-	-4,648	-8,475

Transactions with shareholders in 2025 comprise agreements with ADSH, Robert Bosch GmbH, Bosch Thermotechnik GmbH, Svelland, and other shareholders. Transactions with affiliates include transactions with subsidiaries of the shareholders. Transactions with associated companies include sales to AW Connectivity Platform GmbH, enesto GmbH and Polar EV Charge & Storage AB and its subsidiaries.

The shares in Polar EV Charge & Storage AB were sold on 24 October 2025 without any material financial effects.

	2024
kEUR	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders	11,066	-	-	-61	-10,919
Transactions with affiliated companies	76	-11,016	107	-4,507	-354
Transactions with associated companies	390	-111	-	-201	-
Total	11,531	-11,127	107	-4,769	-11,273

Transactions with shareholders in 2024 comprise agreements with ADSH, Robert Bosch GmbH, Bosch Thermotechnik GmbH, Lucerne Capital Master Fund, and other shareholders. Transactions with affiliates include transaction with subsidiaries of the shareholders. Transactions with associated companies include sales to AW Connectivity Platform GmbH, enesto GmbH and Polar EV Charge & Storage AB and subsidiaries.

Related party transactions

	2023
kEUR	Sales of goods and services	Purchase of goods and services	Other income	Other expense	Interest expense
Transactions with shareholders	2,651	-	-	-122	-2,784
Transactions with affiliated companies	2,644	-9,616	-	-4,688	-63
Transactions with associated companies	7,707	-94	-	-122	-
Total	13,003	-9,710	-	-4,932	-2,847

Transactions with shareholders in 2023 comprise agreements with ADSH, Robert Bosch GmbH, Bosch Thermotechnik GmbH, Lucerne Capital Master Fund, and other shareholders. Transactions with affiliates include transaction with subsidiaries of the shareholders. Transactions with associated companies include sales to AW Connectivity Platform GmbH and Polar EV Charge & Storage AB and subsidiaries.

Other expenses

Other expenses mainly include the administration fees of kEUR 3,407 (2024: kEUR 3,466, 2023: kEUR 2,741) paid to ads-tec Administration GmbH and development costs of kEUR 48 (2024: kEUR 114, 2023: kEUR 246) paid to ads-tec Industrial IT GmbH.

Interest expenses

Interest expenses include the interest expense of kEUR 11,558 from the shareholder loans granted in the financial year 2025 and 2024 (2024: kEUR 10,919). This amount represents the effective interest on the shareholder loan considering warrants and transaction cost.

The table below provides an overview of significant account balances and transactions from such relationships.

Receivables and liabilities

Receivables from affiliated companies amounted to kEUR 0 as of December 31, 2025 (December 31, 2024: kEUR 550 from prepayments to ads-tec Industrial IT GmbH).

Liabilities to shareholders mainly include shareholder loans granted in the financial year 2025 and 2024 in the amount of kEUR 5,623 (December 31, 2024: kEUR 13,333). Please refer to note 4.2.9 regarding warrants issued together with certain shareholder loans and note 4.2.13.

Liabilities to affiliated companies mainly comprise a liability to ads-tec Industrial IT GmbH in the amount of kEUR 808 (December 31, 2024: kEUR 1,700) and a liability to ads-tec Administration GmbH in the amount of kEUR 875 (December 31, 2024: kEUR 771).

Other financial disclosures

	Dec. 31, 2025		Dec. 31, 2024
kEUR	Receivables	Liabilities	Receivables	Liabilities
Transactions with shareholders	160	5,010	777	13,333
Transactions with affiliated companies	3	1,864	712	1,863
Transactions with associated companies	-	139	347	123
Total	163	7,013	1,836	15,319

Transactions with shareholders comprise agreements with ADSH, Robert Bosch GmbH, Bosch Thermotechnik GmbH, Svelland, and other shareholders. Transactions with affiliates include transaction with subsidiaries of the shareholders. Transactions with associated companies include transactions with AW Connectivity Platform GmbH, Polar EV Charge & Storage AB and enesto GmbH.

Key management personnel compensation

As of December 31, 2025, key management is represented by the following people:

Key management personnel	Role
Joseph Brancato	Director
Thomas Speidel	Chief Executive Officer and Director
Kurt Lauk, PhD	Director (Chairman)
Sonja Harms, PhD	Director
Andreas Fabritius, PhD	Director
Alwin Epple	Director
Torsten Klee (since October 2025)	Chief Financial Officer
Stefan Berndt-von Bülow (until September 2025)	Chief Financial Officer
Michael Rudloff	Chief Operating Officer
Sebastian Schypulla	Chief Purchase and Logistics Officer
Hakan Konyar (until December 2025)	Chief Production Officer

Key management personnel compensation comprised the following:

kEUR	2025	2024	2023
Short-term employee benefits	1,891	1,800	2,001
Termination benefits	227	-	-
Share-based payments	2,121	3,310	1,509
Total	4,239	5,110	3,510

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

As of December 31, 2025, other financial obligations exist from master purchase agreements for materials with a commitment of kEUR 16,561 (December 31, 2024: kEUR 3,070) of which kEUR 14,872 (December 31, 2024: kEUR 3,068) are short-term financial obligations. Furthermore, there are purchase agreements mainly for materials with a commitment of kEUR 4,150 (December 31, 2024: kEUR 6,896) of which kEUR 1,153 (December 31, 2024: kEUR 6,310) are short-term financial obligations.

Events after the reporting period

As of December 31, 2025, there is a financial obligation of kEUR 3,366 (December 31, 2024: kEUR 4,097) per year from contracted long-term cost allocation agreements with affiliated companies and a financial obligation of kEUR 50 (December 31, 2024: kEUR 50) per year from license agreement with shareholder.

8.	Events after the reporting period

On February 25, 2026, one tranche of the shareholder loans was amended to adjust the total nominal amount from kEUR 5,000 to kEUR 12,500 and increase interest from 10% p.a. to 15%. Up to the date of this report, ADSE has drawn additional shareholder loans of kEUR 9,780 under this tranche and kUSD 500 under another existing tranche.

As of May 12, 2026, the company has total available credit lines from shareholders of EUR 56.4 million, thereof EUR 41.1 million undrawn. The maturity of the loans was extended to July 2027 respectively.

Lucerne Master Fund acquired from Alto Opportunity Master Fund SPC – Master Segregated Portfolio B (“Ayrton”), AEMF SPV LLC and AIMF SPV LLC (together, “Anson”) all of their respective rights under that certain Securities Purchase Agreement, dated May 1, 2025, by and among the Company, Ayrton and Anson (the “Ayrton/Anson SPA”), together with the warrants issued thereunder (the “Ayrton/Anson Warrants”), pursuant to (i) a Warrant Purchase Agreement between Lucerne Master Fund and Ayrton dated April 6, 2026, and (ii) Securities Purchase Agreements between Lucerne Master Fund and each of AEMF SPV LLC and AIMF SPV LLC, each dated April 2, 2026 for aggregate cash consideration of $12,500,000.

On May 8, 2026, the Company and Lucerne Master Fund entered into a cancellation agreement (the “Cancellation Agreement”), pursuant to which Lucerne Master Fund has agreed that rights under the Ayrton/Anson SPA and the Ayrton/Anson Warrants previously acquired by Lucerne Master Fund will be cancelled in consideration of an aggregate cash payment by the Company to Lucerne Master Fund of $12,556,857.89. As of the date hereof, the number of Ayrton/Anson Warrants cancelled pursuant to the Cancellation Agreement is 742,924 and 1,084,360 Ayrton/Anson Warrants remain outstanding.

On April 9, 2026, the Company issued a Warrant Adjustment Notice (the “Warrant Adjustment Notice”) to The Lucerne Capital Master Fund, L.P. (“Lucerne Master Fund”) and The Lucerne Capital Special Opportunity Fund, Ltd. (“Lucerne Special Opportunity Fund”, and together with Lucerne Master Fund, “Lucerne”), pursuant to Section 3(a) and 3(b) of those certain amended and restated warrants to purchase up to an aggregate of 5,172,045 ordinary shares of the Company, nominal value $0.0001 per share (the “Ordinary Shares”), each dated as of August 26, 2024 (collectively, the “Lucerne Warrants”). Pursuant to the Warrant Adjustment Notice, the exercise price of each Lucerne Warrant was adjusted from $6.20 per share to $1.00 per share.

On April 10, 2026, Lucerne Master Fund delivered an Amended Warrant Exercise Notice to the Company exercising 5,105,379 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $5,105,379. On April 15, 2026, Lucerne Special Opportunity Fund delivered an Amended Warrant Exercise Notice to the Company exercising 66,666 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $66,666. The Company received payment of the aggregate subscription price in cleared funds on April 14, 2026 and April 16, 2026, respectively. The Company issued an aggregate of 5,172,045 Ordinary Shares to Lucerne in connection with the exercise of the Lucerne Warrants, consisting of 5,105,379 Ordinary Shares to Lucerne Master Fund and 66,666 Ordinary Shares to Lucerne Special Opportunity Fund. The Company intends to use the net proceeds from any exercise of the Lucerne Warrants to cancel certain of the Ayrton/Anson Warrants previously acquired by Lucerne Master Fund

These steps resulted in a reduction of the company’s warrant position from kEUR 54,809 as of December 31, 2025, to kEUR 7,388.

Authorization of the financial statements

On May 8, 2026, the Company entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors, pursuant to which the Company agreed to issue non-transferable subscription rights to purchase up to an aggregate of 6,324,000 Ordinary Shares at an exercise price of $1.00 per Ordinary Share, subject to the terms and conditions set forth therein, in exchange for support in connection with the Company’s efforts to simplify its capital structure. On May 8, 2026, investors exercised their right to subscribe for 6,324,000 Ordinary Shares, which shares were delivered to the investors on May 8, 2026.

The Company received gross proceeds from the exercise of the subscription rights of approximately $6.3 million. The Company intends to use the proceeds for general corporate purposes, which may include working capital, capital expenditures, and other business investments.

9.	Authorization of the financial statements

The board of directors of ADSE Holdco authorized the consolidated financial statements on May 15, 2026.

Nürtingen

May 15, 2026

/s/ Thomas Speidel	/s/ Torsten Klee
Thomas Speidel	Torsten Klee

Chief Executive Officer	Chief Financial Officer